NOTICE OF 2023 ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

to be held on July 31, 2023

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO ANNUAL MEETING MATTERS AND A

PLAN OF ARRANGEMENT

INVOLVING LITHIUM AMERICAS CORP., ITS SHAREHOLDERS,

AND 1397468 B.C. LTD.

RESULTING IN

THE SEPARATION OF LITHIUM AMERICAS CORP. INTO

LITHIUM AMERICAS (ARGENTINA) CORP.

AND

LITHIUM AMERICAS CORP.

DATED JUNE 16, 2023

These materials are important and require your immediate attention. If you are in doubt as to how to deal with these documents or the matters they refer to, please consult your professional advisors. If you have any questions or require assistance with voting your shares, you may contact our proxy solicitation agent:

Morrow Sodali
North American Toll-Free Number: 1-888-999-2944
Collect Calls Outside North America: 1-289-695-3075
Email: assistance@morrowsodali.com

LETTER TO SHAREHOLDERS

Dear Fellow Lithium Americas Corp. Shareholders,

On behalf of the board of directors (the "Board") of Lithium Americas Corp. ("LAC" or the "Company"), it is our pleasure to invite you to attend the annual and special meeting of shareholders on July 31, 2023 at 10:00 a.m. (Pacific Time) at Suite 400, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5 and virtually at meetnow.global/M7N5FHV (the "Meeting").

As we announced on May 15, 2023, our Board approved a plan of arrangement for a proposed reorganization that will result in the separation of the Company's North American and Argentinian business units into two independent public companies (the "Separation"). The Separation will establish two separate companies comprised of:

  an Argentina focused lithium company to be named "Lithium Americas (Argentina) Corp." ("Lithium Argentina") owning LAC's current interests in its Argentinian lithium assets, including the Caucharí-Olaroz lithium brine project in Jujuy, Argentina (the "Caucharí-Olaroz Project"), which recently achieved first lithium and continues to work towards reaching full production; and

  a North America focused lithium company to be named "Lithium Americas Corp." ("New LAC") owning the Thacker Pass lithium project in Humboldt County, Nevada ("the Thacker Pass" Project) and the Company's North American investments.

The Separation will create two market leaders in their respective regions and facilitate unlocking the full potential of their significant asset base to deliver maximum value to the Company's shareholders and other stakeholders. General Motors Holdings LLC ("GM") and GFL International Co., Limited ("Ganfeng"), which collectively own 18.8% of LAC's outstanding shares, as well as the Company's senior officers and directors who stand for re-election, have each entered into agreements to support and vote in favour of the Separation. The Board approved the Separation because it believes that the Separation of the business into two separately traded public companies will:

  provide each company with enhanced business and strategic focus,

  enable each business to pursue its independent and unique growth opportunities, including:

    Lithium Argentina: Ramp-up of the Caucharí-Olaroz Project, pursuit of an expansion, and further growth with the significant resource, along with advancement and development of the Pastos Grandes basin; and

    New LAC: Construction of initial stage of the Thacker Pass Project, and planning and execution of second phase expansion and beyond,

  allow each company to benefit from experienced and focused leadership,

  improve the market's ability to evaluate each business and value it against comparable businesses and other performance benchmarks,

  provide shareholders with increased value and flexibility through independent investment opportunities,

  provide each company with independent access to capital, resulting in more tailored capital allocation practices,

  allow each company to expand deeper into its specific management expertise in each region's lithium resource type,

  be executed on a tax-deferred basis supported by tax rulings in the United States and Canada, and enable the separate businesses to better attract, retain and motivate key personnel.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia (the "Arrangement"). Under the Arrangement, shareholders will retain their proportionate interest in shares of the Company, which would become Lithium Argentina, and receive newly issued shares of New LAC in proportion to their then-current ownership of the Company.

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Accompanying this letter is a copy of the notice of the Meeting and the management information circular (the "Circular") for the Meeting. The Circular provides a detailed description of the Separation, including information about Lithium Argentina and New LAC following the completion of the Arrangement. Please give this material your careful consideration.

At the Meeting, you will be asked to consider and vote on information relating to annual meeting matters, including the election of directors, the appointment of auditors and the approval of a non-binding advisory resolution on the Company's approach to executive compensation. Additionally, you will be asked to consider and vote on, if the Separation is approved, a new equity incentive plan for New LAC.

As we previously announced on January 31, 2023, the Company has entered into an agreement with GM whereby GM has agreed to make an approximately US$650 million equity investment in the Company in two tranches. On February 16, 2023, the Company announced it had completed the first tranche, approximately US$320 million, of GM's investment in the Company. In connection with the second tranche of GM's investment in the Company ("Tranche 2"), at the Meeting, disinterested Shareholders will also be asked to consider, and if deemed advisable, pass ordinary resolutions approving: (a) the maximum pricing limitation for the second tranche subscription of US$27.74 per share (as adjusted for the Arrangement), and (b) the ownership by GM and its affiliates of more than 20% of the issued and outstanding common shares of the Company (or following the Arrangement, New LAC), as described in more details in the Circular.

Your votes are important to us. In order for the Company to proceed with the Arrangement it must be approved by (i) two-thirds of the votes cast by shareholders voting in person or by proxy at the Meeting; and (ii) a majority of the votes cast by Minority Shareholders (as defined in the Circular). The Arrangement must also be approved by the Supreme Court of British Columbia. Additional conditions to the completion of the Arrangement include the approval from the Toronto Stock Exchange (the "TSX") for the listing of common shares of New LAC ("New LAC Common Shares") on the TSX, New LAC having a registration statement to register its common shares under the U.S. Securities Exchange Act of 1934, as amended, becoming effective, and authorization from the New York Stock Exchange ("NYSE") for the listing of New LAC Common Shares on the NYSE. Listing on the TSX and NYSE will be subject to New LAC meeting the applicable listing requirements and conditions and receiving final approval of such exchanges.

In view of the importance of the actions to be taken at the Meeting, we urge you to vote FOR all of the resolutions, including in particular the resolutions related to the Arrangement, the GM Tranche 2 investment, and the New LAC equity incentive plan, and promptly submit your proxy. You are urged to vote in this manner, regardless of the number of shares that you own or whether you will attend the Meeting. Returning the proxy does not deprive you of the right to attend the Meeting and vote your shares in person.

If you have any questions relating to the attached document or with the completion and delivery of your proxy, please contact Morrow Sodali (Canada) Ltd., the proxy solicitation agent, by telephone at 1-888-999-2944 (North American Toll Free) or 1-289-695-3075 (Collect Outside North America); or by email at assistance@morrowsodali.com.

The Company's management supports the Separation and joins with our Board in recommending that you vote FOR the resolutions related to the Arrangement, the GM Tranche 2 investment, and the New LAC equity incentive plan.

On behalf of everyone at LAC, we appreciate your ongoing support of the Company.

Sincerely,

"George Ireland"	"Jonathan Evans"
George Ireland	Jonathan Evans
Board Chair	President and Chief Executive Officer

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NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("LAC Common Shares") of Lithium Americas Corp. (the "Company or "LAC") will be held at Suite 400, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5 and virtually at meetnow.global/M7N5FHV, on July 31, 2023 at 10:00 a.m. (Pacific Time):

At the Meeting, Shareholders will be asked to consider the following matters:

1. To receive the consolidated financial statements of the Company for the year ended December 31, 2022, together with the report of the auditors thereon.

2. To set the number of directors (the "Directors") of the Company at eight (8).

3. To elect Directors of the Company for the ensuing year.

4. To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration.

5. To approve a non-binding advisory resolution on the Company's executive compensation.

6. To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of the Shareholders (the "Arrangement Resolution"), the full text of which is attached as Schedule "A" to the management information circular (the "Circular") for a statutory arrangement under section 288 of the Business Corporations Act (British Columbia) (the "Arrangement") which involves, among other things, Shareholders receiving one common share of the Company, being Lithium Americas (Argentina) Corp. post-Arrangement, and one common share of a new entity to be named "Lithium Americas Corp." ("New LAC") in exchange for each LAC Common Share held on the effective date of the Arrangement.

7. Subject to the approval of the Arrangement Resolution, to consider and, if thought fit, approve, with or without variation, an ordinary resolution of Shareholders (the "New LAC Incentive Plan Resolution"), the full text of which is attached as Schedule "B" to the Circular, to approve an equity incentive plan for New LAC, as more fully described in the Circular.

8. To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of disinterested Shareholders, the full text of which is attached as Schedule "O" to the Circular, to approve, in connection with an approximately US$650 million equity investment in the Company by General Motors Holdings LLC ("GM") in two tranches (the "GM Transaction"), the maximum pricing limitation for the second tranche subscription of US$27.74 per share (as adjusted for the Arrangement), all as more fully described in the Circular.

9. To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of disinterested Shareholders, the full text of which is attached as Schedule "P" to the Circular, to approve, in connection with the GM Transaction, the ownership by GM and its affiliates of more than 20% of the issued and outstanding common shares of the Company (or following the Arrangement, New LAC).

10. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of these matters to be put before the Meeting are set forth in the Circular accompanying this notice. The board of Directors (the "Board") has approved the contents of the Circular and the distribution of the Circular to Shareholders. The consolidated financial statements and related management's discussion and analysis of the Company for the financial year ended December 31, 2022 have been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on the Company's website at www.lithiumamericas.com or on SEDAR at www.sedar.com. All Shareholders are reminded to review the Circular before voting. Registered shareholders have a right of dissent in respect of the proposed arrangement and to be paid the fair value of their LAC Common Shares. The dissent rights are described in the accompanying Circular and are attached to the Circular as Schedule "G". Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

-iii-

Shareholders have the right to vote if they were a Shareholder of the Company at the close of business on June 12, 2023, the record date set by the Board for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you have any questions relating to the attached document or with the completion and delivery of your proxy, please contact Morrow Sodali (Canada) Ltd., the proxy solicitation agent, by telephone at 1-888-999-2944 (North American Toll Free) or 1-289-695-3075 (Collect Outside North America); or by email at assistance@morrowsodali.com.

Shareholders who are unable to attend the Meeting are encouraged to vote their proxy by mail, internet or telephone. Shareholders will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote can be found in the section "Voting Information - How to Vote" in the Circular. To be valid, a Shareholders proxy must be received by the Company's transfer agent, Computershare Investor Services Inc., no later than 10:00 a.m. (Pacific Time) on July 27, 2023 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Company at 778-656-5820 or by email at info@lithiumamericas.com.

DATED at Vancouver, British Columbia this 16th day of June, 2023.

On behalf of the Board of Directors

(signed) "George Ireland"

Chair of the Board

-iv-

LITHIUM AMERICAS CORP.

-i-

-ii-

SCHEDULES

Schedule "A" - Arrangement Resolution

Schedule "B" - New LAC Incentive Plan Resolution

Schedule "C" - Arrangement Agreement, including Plan of Arrangement

Schedule "D" - Fairness Opinions

Schedule "E" - Interim Order

Schedule "F" - Notice of Hearing for Final Order

Schedule "G" - Dissent Provisions of the Business Corporations Act (British Columbia)

Schedule "H" - Information Concerning New LAC Post-Arrangement

Schedule "I" - Audited Financial Statements of New LAC for the period from incorporation on January 23, 2023 to March 31, 2023

Schedule "J" - Audited Carve-Out Financial Statements for the North American Business for the years ended December 31, 2022, 2021 and 2020 and MD&A

Schedule "K" - Unaudited Carve-Out Interim Financial Statements for the North American Business for the period ended March 31, 2023 and the comparative periods and MD&A

Schedule "L" - Unaudited Pro Forma Financial Statements of New LAC for the period ended March 31, 2023

Schedule "M" - Information Concerning Lithium Argentina Post-Arrangement

Schedule "N" - Unaudited Pro Forma Financial Statements of Lithium Argentina for the period ended March 31, 2023

Schedule "O" - GM Tranche 2 Pricing Resolution

Schedule "P" - GM Tranche 2 Ownership Resolution

Schedule "Q" - Information Relating to Annual Meeting Matters

Schedule "R" - Board Mandate of LAC

-iii-

GENERAL INFORMATION

DATE OF INFORMATION

All information in this Circular is dated as of June 16, 2023 except as otherwise noted herein.

CURRENCY

All currency amounts herein are expressed in C$ or US$ as indicated herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Holders of LAC Common Shares as of the close of business on the Record Date, June 12, 2023, are entitled to vote at the Meeting as a Shareholder. Only Shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. As of the Record Date, the Company had 159,782,582 fully paid and non-assessable LAC Common Shares issued and outstanding. The Company's authorized capital consists of an unlimited number of Common Shares without par value.

To the knowledge of the directors and executive officers of the Company, no person or company, directly or indirectly, beneficially owns or exercises control or direction over, 10% or more of the LAC Common Shares.

GM currently holds 9.4% of the issued and outstanding share capital of the Company as a result of the closing of Tranche 1 of the GM Transaction. GM and its affiliates could potentially hold, upon the closing of Tranche 2, up to 19.9% of the issued and outstanding share capital of the Company (or, post-Arrangement, New LAC) and, if the GM Tranche 2 Ownership Resolution is also approved, over 20% of the issued and outstanding share capital of the Company (or, post-Arrangement, New LAC).

MEETING REPRESENTATIONS

No person is authorized to give any information or to make any representation concerning the Meeting other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

ADDITIONAL INFORMATION

Financial information about us is included in our annual financial statements and MD&A for our most recently completed financial year. These documents, along with our annual information form, are filed under our profile on SEDAR (www.sedar.com). Information concerning the Company, including printed copies of our annual financial statements and MD&A, may be obtained by any Shareholder of the Company free of charge by contacting the Company at 778-656-5820 or info@lithiumamericas.com.

INFORMATION FOR U.S. SHAREHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued to security holders pursuant to the Arrangement described in this Circular have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and are being issued and distributed, respectively, in reliance on the exemption from registration under the U.S. Securities Act set forth in Section 3(a)(10) thereof and exemptions provided under the securities laws of any state of the United States in which the Shareholders reside. Section 3(a)(10) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the substantive and procedural fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof.

The securities of Lithium Argentina and New LAC to be issued to Shareholders and holders of LAC Equity Awards pursuant to the Arrangement will generally be freely transferable under U.S. federal securities laws, except by persons who are "affiliates" (as such term is understood under U.S. securities laws) of Lithium Argentina and New LAC after the Effective Date, or were "affiliates" of Lithium Argentina and New LAC within 90 days prior to the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Holders of LAC Equity Awards entitled to receive Lithium Argentina Equity Awards and New LAC Equity Awards are advised that the Distribution Securities issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Lithium Argentina and New LAC in reliance on the Section 3(a)(10), but such exemption does not exempt the issuance of securities upon the exercise or vesting of the Lithium Argentina Equity Awards or the New LAC Equity Awards. See "Certain Securities Law Matters - U.S. Securities Laws".

The solicitation of proxies for the Meeting made pursuant to this Circular is not subject to the requirements applicable to proxy statements under the U.S. Exchange Act by virtue of an exemption applicable to foreign private issuers (as defined in Rule 3b-4 under the U.S. Exchange Act). The securities to be issued to Shareholders pursuant to the Arrangement described in this Circular will not be listed for trading on any U.S. stock exchange or registered under the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The financial statements (and certain financial information derived therefrom) included or incorporated by reference in this Circular have been prepared based on IFRS and thus are not comparable in all respects to financial statements prepared in accordance with U.S. GAAP. Likewise, information concerning the operations of the Company or Lithium Argentina, as applicable, and New LAC has been prepared based on Canadian disclosure standards, which are not comparable in all respects to U.S. disclosure standards.

The enforcement by investors of civil liabilities under U.S. securities laws may be adversely affected by the fact that the Company or Lithium Argentina, as applicable, and New LAC and certain of their respective subsidiaries are organized under the laws of jurisdictions outside the United States, that certain of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States and that a significant portion of the assets of the Company or Lithium Argentina, as applicable, and substantially all of the assets of certain such persons are located outside the United States. As a result, it may be difficult or impossible for shareholders in the United States to effect service of process within the United States upon the Company or Lithium Argentina, as applicable, and New LAC, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

The disclosure included in or incorporated by reference in this Circular uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and the mineral reserves and mineral resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum - Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as amended (the "CIM Definition Standards"), and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the CIM Definition Standards. These standards differ from the requirements of the SEC that are applicable to domestic U.S. reporting companies and foreign companies not eligible for the multijurisdictional disclosure system. Any mineral reserves and mineral resources reported in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in or incorporated by reference in this Circular that describes mineral reserves and mineral resources estimates may not be comparable with information made public by U.S. companies and foreign companies not eligible for the multijurisdictional disclosure system subject to the SEC's reporting disclosure requirements.

For the above reasons, information contained in this Circular containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

FORWARD-LOOKING STATEMENTS

This Circular and documents incorporated by reference herein include and incorporate statements that are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements include, but are not limited to, statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto, the tax treatment of the Arrangement, the expected operations, financial results and condition of Lithium Argentina and New LAC following the Arrangement, each company's future objectives and strategies to achieve those objectives, the future prospects of each company as an independent company, the continued listing of Lithium Argentina and listing of New LAC on the TSX and NYSE, any market created for either company's shares, Mineral Resource and Reserve estimates, the results of feasibility studies, the estimated cash flow, capitalization and adequacy thereof for each company following the Arrangement, the expected benefits of the Arrangement to, and resulting treatment of, holder of LAC Common Shares, LAC Equity Awards and Convertible Notes and each company, the expected treatment of certain LAC employees and employee benefit plan in connection with the Arrangement, the anticipated effects of the Arrangement, including dilution of LAC Common Shares (or, post-Arrangement, Lithium Argentina Common Shares) as a result of any conversion of Convertible Notes in connection with the Arrangement, the estimated costs of the Arrangement, the satisfaction of the conditions to consummate the Arrangement, the expected terms of the Transitional Services Agreement and the Tax Indemnity and Cooperation Agreement, the anticipated timing and satisfaction of closing conditions for Tranche 2 of the GM Transaction, including receipt of all required Shareholder and regulatory approvals, as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management's current beliefs, expectations and assumptions and are based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Circular, we have made certain assumptions with respect to, among other things, the anticipated approval of the Arrangement by Shareholders and the Court, the anticipated receipt of any required regulatory approvals and consents, the expectation that the Company and New LAC will comply with the terms and conditions of the Arrangement Agreement, the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement, that no unforeseen changes in the legislative and operating framework for the respective businesses of the Company or Lithium Argentina, as applicable, and New LAC will occur, that each company will meet its future objectives and priorities, that each company will have access to adequate capital to fund its future projects and plans, that each company's future projects and plans will proceed as anticipated, that the Company will be able to meet the anticipated timing and closing conditions for Tranche 2 of the GM Transaction, assumptions regarding the Company's ability to secure sufficient additional financing to develop the Thacker Pass Project, assumptions regarding conversion of Convertible Notes in connection with the Arrangement, as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive conditions.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: conditions precedent or approvals required for the Arrangement not being obtained; the potential benefits of the Arrangement not being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; the potential for the combined trading price of Lithium Argentina Common Shares and New LAC Common Shares after the Arrangement being less than the trading price of LAC Common Shares immediately prior to the Arrangement; there being no established market for the New LAC Common Shares; the Company's ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; indemnity obligations that Lithium Argentina and New LAC will owe to each other following the Arrangement; the reduced diversity of Lithium Argentina and New LAC as separate companies; the costs related to the Arrangement that must be paid even if the Arrangement is not completed; the risk that Lithium Argentina or New LAC may default in its obligations under the Transitional Services Agreement or the Tax Indemnity and Cooperation Agreement; obtaining approvals and consents, the Ganfeng Lock-Up or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement; uncertainties inherent to feasibility studies and Mineral Resource and Reserve estimates; global financial markets, general economic conditions, competitive business environments, and other factors that may negatively impact the Company's financial condition; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the potential inability or unwillingness of current Shareholders to hold Lithium Argentina Common Shares and/or New LAC Common Shares following the Arrangement; the inability of the Company to satisfy all closing conditions for Tranche 2 of the GM Transaction and complete the GM Transaction in a timely manner; the failure of GM to comply with the terms and conditions of the GM Transaction including those set forth in the Tranche 2 Subscription Agreement; the inability of the Company (or, post-Arrangement, New LAC)  to secure sufficient additional financing to develop the Thacker Pass Project; and all the other risk factors identified elsewhere in this Circular and in the Company's latest annual information form and other disclosure documents incorporated by reference in this Circular.

All forward-looking statements included in or incorporated by reference into this Circular are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this Circular and, except as required by applicable law, neither the Company or Lithium Argentina, as applicable, nor New LAC undertakes any obligation to publicly update or revise any Forward-Looking Statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company or New LAC that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

GENERAL

The financial statements and selected pro forma financial information contained in this Circular are reported in U.S. dollars. Annual financial statements have been prepared in accordance with IFRS and interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting.

NON-GAAP FINANCIAL MEASURES

This Circular, including the documents incorporated by reference herein, includes disclosure of certain non-GAAP financial measures or ratios, including expected average annual EBITDA with respect to the results of the feasibility study for the Thacker Pass Project presented in this Circular. Such measures have no standardized meaning under IFRS and are not comparable to similar measures used by other issuers. The Company believes that these measures and ratios provide investors with an improved ability to evaluate the prospects of the Company and in particular, its Thacker Pass Project. As the Thacker Pass Project is not in production the prospective non-GAAP financial measures or ratio presented may not be reconciled to the nearest comparable measure under IFRS and the equivalent historical non-GAAP financial measure for the prospective non-GAAP measure or ratio discussed herein is nil$. Also see "Use of Non-GAAP Financial Measures and ratios" in the Company's management's discussion and analysis incorporated by reference herein for additional information on other non-GAAP financial measures or ratios utilized by the Company.

TECHNICAL INFORMATION

Daniel Roth, P.E., P.Eng., Walter Mutler, P.Eng., Laurie Tahija, QP-MMSA, Kevin Bahe, P.E., Eugenio Iasillo, P.E., Paul Kaplan, P.E., Kevin Martina, P.Eng., Tyler Cluff, RM-SME, Benson Chow, RM-SME, and Bruce Shannon, P.E. prepared the technical report titled "Feasibility Study National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of November 2, 2022.

Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat. and Marek Dworzanowski, C.Eng., Pr.Eng., prepared the technical report titled "Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina" with an effective date of September 30, 2020.

Frederik Reidel, CPG, prepared the technical report titled "NI 43-101 Technical Report, Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina" with an effective date of April 30, 2023.

All technical and scientific information contained in this Circular has been reviewed and approved by Rene LeBlanc, Chief Technical Officer of the Company, and a "qualified person" for the purposes of NI 43-101.

As at the date of this Circular, to the knowledge of the Company, Daniel Roth, P.E., P.Eng., Walter Mutler, P.Eng., Laurie Tahija, QP-MMSA, Kevin Bahe, P.E., Eugenio Iasillo, P.E., Paul Kaplan, P.E., Kevin Martina, P.Eng., Tyler Cluff, RM-SME, Benson Chow, RM-SME, and Bruce Shannon, P.E., and Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, C.Eng., Pr.Eng., and Frederik Reidel, CPG, collectively hold less than one percent of the outstanding securities of the Company or of any of the Company's associates or affiliates.

CAUTIONARY NOTICE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

The disclosure included in this Circular uses Mineral Reserves and Mineral Resources classification terms that are in accordance with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates use the terms defined in the CIM Definition Standards and are incorporated by reference into NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Definition Standards:

A "Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A "Mineral Reserve" is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A "Probable Mineral Reserve" or a "Probable Reserve" is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A "Proven Mineral Reserve" or a "Proven Reserve" is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this Circular have been prepared in accordance with NI 43-101 and the CIM Definition Standards. As further described in the section "Information for U.S. Shareholders", these standards are similar to, but differ in some ways from, the requirements of the SEC that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system adopted by the United States and Canada. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Accordingly, information included in this Circular that describes the Company's Mineral Reserves and Mineral Resources estimates may not be comparable with information made public by United States companies subject to the SEC's reporting and disclosure requirements.

GLOSSARY OF DEFINED TERMS

The following is a glossary of certain terms used in this Circular, including the summary hereof and the Schedules to the Circular.

"Affiliate" has the meaning given to that term in the BCBCA; provided, however, that, for all purposes in respect of the Arrangement (and whether for or in respect of a period prior to, at or after the Effective Time), the determination of whether a Person is an "Affiliate" is to be made immediately after giving effect to the Arrangement.

"Argentinian Business" means, except as specified below, all of the businesses carried on by the Company and its Affiliates, including its interests and business operations in the Caucharí-Olaroz Project, the Pastos Grandes Project and the Sal de la Puna project, its interest in Exar Capital B.V., 2265866 Ontario Inc., Millennial Lithium Corp., and Arena Minerals Inc., and the subsidiaries thereof, and further including all assets and liabilities pertaining to the foregoing or otherwise held by any of them immediately prior to the Effective Time (including workforce and working capital); provided, however, that the term "Argentinian Business" shall not include the North American Business or any portion thereof.

"Arrangement" means the arrangement of Company under section 288 of the BCBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court in the Final Order deemed acceptable to Company.

"Arrangement Agreement" means the amended and restated arrangement agreement dated June 14, 2023 between Company and New LAC, a copy of which is attached as Schedule "C", as it may be amended, modified and/or supplemented from time to time in accordance with its terms.

"Arrangement Filings" means the filings that are required under the BCBCA to be made with the Registrar in order for the Arrangement to be effective, including the records and information required by the Registrar pursuant to Part 9, Division 5 of the BCBCA and the Final Order.

"Arrangement Resolution" means the special resolution to be considered by the Shareholders at the Meeting to approve the Arrangement, as required by the BCBCA and the Interim Order, substantially in the form and content set out in Schedule "A".

"Arrangement Shares" has the meaning given to it under the heading "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations".

"Articles" means the articles, as such term is defined in the BCBCA, of a company.

"ATVM Loan Program" means the U.S. Department of Energy's Advanced Technology Vehicles Manufacturing loan program, which is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and components used in those vehicles.

"BCBCA" means the Business Corporations Act (British Columbia).

"BMO Capital Markets" means BMO Nesbitt Burns Inc.

"BMO Fairness Opinion" means the opinion of BMO Capital Markets dated May 15, 2023, addressed to the Board to the effect that, as of such date, based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, a copy of which is contained in Schedule "D".

"Board" or "Board of Directors" means the board of directors of the Company, as constituted from time to time.

"Business Day" means any day other than a Saturday, Sunday or any other day on which major banks are closed for business in the City of Vancouver, British Columbia.

"Butterfly Percentage" means the percentage, to be determined by the Board, that is equal to the fraction of A/B where:

A is the net fair market value of the Distribution Property transferred under Section 2.3(g) of the Plan of Arrangement, as determined immediately before the transfer; and

B is the net fair market value of all of the property owned by the Company immediately before the transfer of the Distribution Property under Section 2.3(g) of the Plan of Arrangement, as determined immediately before the transfer.

"C$" means Canadian dollars.

"Canadian Tax Ruling" has the meaning given to it in the definition of "Tax Rulings".

"Caucharí-Olaroz Project" means the Company's Caucharí-Olaroz brine lithium project located in the Province of Jujuy in Northwest Argentina.

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"CIM Definition Standards" has the meaning given to it under the heading "Information for U.S. Shareholders".

"Circular" means this management information circular dated as of June 16, 2023, together with all schedules, appendices and exhibits hereto, as amended, supplemented or otherwise modified from time to time.

"Company" or "LAC" means Lithium Americas Corp., a corporation existing under the BCBCA, at any time prior to the transactions set forth in section 2.3(l) of the Plan of Arrangement, which will exist as Lithium Argentina upon the completion of the foregoing transactions.

"Computershare" means Computershare Investor Services Inc.

"Convertible Notes" means LAC's 1.75% convertible senior notes due 2027 issued pursuant to the Indenture.

"Court" means the Supreme Court of British Columbia.

"CRA" means the Canada Revenue Agency.

"Depositary" means Computershare at its offices set out in the Letter of Transmittal, being the depositary appointed by the Company and New LAC for the purpose of, among other things, delivering certificates representing the Lithium Argentina Common Shares and New LAC Common Shares in connection with the Arrangement.

"Dissenting Non-Resident Shareholder" has the meaning given to it under the heading "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Shareholders Not Resident in Canada - Dissenting Non-Resident Shareholders".

"Dissenting Resident Shareholder" has the meaning given to it under the heading "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Shareholders Resident in Canada - Dissenting Resident Shareholders".

"Distribution Property" means (i) all of the Company's shares of Thacker Pass Co, (ii) the Company's receivable from Thacker Pass Co, (iii) all of the Company's shares of Green Technology Metals Limited; (iv) all of the Company's shares of Ascend Elements, Inc., (v) the portion of the Company's workforce in-place that will become directors, officers and employees of New LAC, (vi) the "Lithium Americas" business name, all intellectual property rights related thereto, and all associated stationery, logos, signage and domain names, (vii) the Offtake Agreement, (viii) the balance of the net proceeds of the Tranche 1 Subscription Price, and (ix) U.S.$75,000,000 of cash to establish sufficient working capital of New LAC  (such amount subject to adjustment by the Board of Directors if the Effective Date is later than September 1, 2023).

"Dissent Rights" means the right of Registered Shareholders to exercise a right of dissent in respect of the Arrangement Resolution under sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

"Dissent Procedures" has the meaning given to it under the heading "Dissent Rights".

"Distribution Securities" means LAC Common Shares (or Lithium Argentina Common Shares, as applicable), LAC Class A Common Shares, LAC Preference Shares, New LAC Common Shares, Lithium Argentina Equity Awards and New LAC Equity Awards.

"Dissenting Shareholder" means a Registered Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Date, but only in respect of such LAC Common Shares for which Dissent Rights are validly exercised and not withdrawn or been deemed to have withdrawn by such Registered Shareholder.

"DRS statement" means direct registration system statement.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval System.

"Effective Date" means the third Business Day after the date upon which the Company and New LAC have confirmed in writing that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered.

"Effective Time" means 12:01 a.m. (Pacific Time) on the Effective Date, or such other time as the Company and New LAC agree to in writing before the Effective Date.

"Eligible Directors" has the meaning given to that term under the heading "The Arrangement - Treatment of Incentive Securities".

"Eligible Employees" has the meaning given to that term under the heading "The Arrangement - Treatment of Incentive Securities".

"Fairness Opinions" means the BMO Fairness Opinion and the Stifel GMP Fairness Opinion, copies of which are contained in Schedule "D".

"Final Order" means the final order of the Court to be made pursuant to section 291 of the BCBCA in form and substance acceptable to the Company, acting reasonably, approving the Arrangement, as such order may be varied, amended or supplemented by the Court with the consent of the Company, acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or varied, amended or supplemented on appeal.

"First LAC Share Exchange" means the exchange of LAC Common Shares for LAC Class A Common Shares and LAC Preference Shares pursuant to section 2.3(e) of the Plan of Arrangement.

"GAAP" means Generally Accepted Accounting Principles of the applicable country.

"Ganfeng" means GFL International Co., Limited, and includes its successors and permitted assigns.

"Ganfeng Lock-Up" means the lock-up agreement to be entered into between the Company, New LAC and Ganfeng, providing for, among other things, the lock-up of the Lithium Argentina Common Shares and New LAC Common Shares held by or to be issued to Ganfeng pursuant to the Arrangement and as further described under the heading "The Arrangement - Lock-Up Agreement".

"GM" means General Motors Holdings LLC, and includes its successors and permitted assigns.

"GM Tranche 2 Pricing Resolution" has meaning given to it under the heading "Items of Business - Approval of Matters in respect of the GM Transaction", in the form attached as Schedule "O".

"GM Tranche 2 Ownership Resolution" has meaning given to it under the heading "Items of Business - Approval of Matters in respect of the GM Transaction", in the form attached as Schedule "P".

"GM Transaction" has meaning given to it under the heading "Items of Business - Approval of Matters in respect of the GM Transaction".

"GM Transaction Resolutions" has the meaning given to it under the heading "Items of Business - Approval of Matters in respect of the GM Transaction".

"GNCL Committee" means the Governance, Nomination, Compensation and Leadership Committee of the Company.

"Governmental Authority" means any (a) international, multinational, federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority or representative of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, self-regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX and NYSE.

"Holder" has the meaning given to it under the heading "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations".

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board from time to time.

"Indenture" means the Indenture, dated as of December 6, 2021 between LAC and Computershare Trust Company, N.A., as trustee.

"Interim Order" means the interim order of the Court dated June 16, 2023 issued under section 291 of the BCBCA providing, among other things, for declarations and directions with respect to the Arrangement and the Meeting, a copy of which is attached as Schedule "E", as such order may be varied, amended or supplemented by the Court with the consent of the Company, acting reasonably.

"Investor Rights Agreement" means the investor rights agreement between the Company and GM dated February 16, 2023.

"IRS" means the U.S. Internal Revenue Service.

"LAC" or "Company" means Lithium Americas Corp., a corporation existing under the BCBCA, at any time prior to the completion of the transactions set forth in section 2.3(l) of the Plan of Arrangement, which will exist as Lithium Argentina upon the completion of the foregoing transactions.

"LAC Class A Common Shares" means Class A voting common shares without par value of the Company having the rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement.

"LAC Common Shares" means the existing common shares in the capital of the Company at any time prior to the completion of the transactions set forth in section 2.3(l) of the Plan of Arrangement, which will represent Lithium Argentina Common Shares upon the completion of the foregoing transactions.

"LAC DSU" means a deferred share unit in respect of a LAC Common Share granted by the Company to a holder under the LAC Incentive Plan that is issued and outstanding, whether or not vested, immediately before the Effective Time.

"LAC Equity Awards" means, collectively, the LAC RSUs, LAC PSUs and LAC DSUs.

"LAC Incentive Plan" means the second amended and restated equity incentive plan of the Company dated May 15, 2023, as amended.

"LAC Option" means an option to purchase a LAC Common Share at a particular exercise price granted by LAC to a holder under a stock option agreement between the Company and the holder concluded pursuant to the LAC Incentive Plan that is issued, outstanding and unexercised, whether or not vested, immediately before the Effective Time.

"LAC Preference Shares" means the preference shares without par value of the Company having the rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement.

"LAC PSU" means a performance based restricted share right in respect of a LAC Common Share granted by the Company to a holder under the LAC Incentive Plan that is issued and outstanding, whether or not vested, immediately before the Effective Time.

"LAC Redemption Amount" means, for each LAC Preference Share, the product of the Butterfly Percentage and the aggregate fair market value of all of the LAC Common Shares held by Participating Shareholders immediately before the First LAC Share Exchange, divided by the number of LAC Preference Shares, plus all declared but unpaid dividends thereon.

"LAC Redemption Note" means the demand, non-interest bearing promissory note having a principal amount and fair market value equal to the aggregate LAC Redemption Amount, issued by the Company to New LAC in payment of the consideration for the redemption of the LAC Preference Shares held by New LAC pursuant to Section 2.3(i) of the Plan of Arrangement.

"LAC RSU" means a restricted share right in respect of a LAC Common Share granted by the Company to a holder under the LAC Incentive Plan that is issued and outstanding, whether or not vested, immediately before the Effective Time.

"Letter of Transmittal" means the letter of transmittal delivered to Shareholders which, when properly completed, executed and forwarded to the Depositary with a certificate representing LAC Common Shares, will enable Shareholders to exchange their LAC Common Shares for Lithium Argentina Common Shares and New LAC Common Shares upon the completion of the Arrangement.

"Lithium Argentina" means Lithium Americas (Argentina) Corp. upon the completion of the transactions set forth in section 2.3(l) of the Plan of Arrangement, which exists as the Company at any time prior to the foregoing transactions.

"Lithium Argentina Common Shares" means the LAC Common Shares having the special rights and restrictions set out in Exhibit I to the Plan of Arrangement, to be issued under the Arrangement, which will represent common shares in the capital of Lithium Argentina upon the completion of the transactions set forth in section 2.3(l) of the Plan of Arrangement.

"Lithium Argentina DSU" means a deferred share unit in respect of a LAC Common Share to be issued by LAC on the exchange of a LAC DSU pursuant to section 2.3(c)(i) of the Plan of Arrangement, which will represent a deferred share unit in respect of a Lithium Argentina Common Share upon the completion of the transactions set forth in 2.3(l) of the Plan of Arrangement.

"Lithium Argentina Equity Awards" means, collectively, Lithium Argentina RSUs, Lithium Argentina PSUs and Lithium Argentina DSUs.

"Lithium Argentina Incentive Plan" means the LAC Incentive Plan which becomes the equity incentive plan of Lithium Argentina upon the completion of the transactions set forth in 2.3(l) of the Plan of Arrangement.

"Lithium Argentina PSU" means a performance based restricted share right in respect of a LAC Common Share to be issued by the Company on the exchange of a LAC PSU pursuant to section 2.3(c)(ii) of the Plan of Arrangement, which will represent a performance based restricted share unit in respect of a Lithium Argentina Common Share upon the completion of the transactions set forth in 2.3(l) of the Plan of Arrangement.

"Lithium Argentina RSU" means a restricted share right in respect of a LAC Common Share to be issued by the Company on the exchange of a LAC RSU pursuant to section 2.3(c)(iii) of the Plan of Arrangement, which will represent a restricted share unit in respect of a Lithium Argentina Common Share upon the completion of the transactions set forth in 2.3(l) of the Plan of Arrangement.

"Make-to-Market Election" has the meaning given to it under the heading "Certain United States Federal Income Tax Considerations - Tax Consequences of the Ownership and Disposition of New LAC Common Shares - PFIC Considerations".

"Master Purchase Agreement" means the master purchase agreement between the Company and GM dated January 30, 2023, as amended from time to time.

"Material Adverse Effect" means, in respect of any Person, any fact or state of facts, change, event, occurrence, effect, or circumstance that, individually or in the aggregate with any other such fact, state of facts, changes, events, occurrences, effects or circumstances has, or would reasonably be expected to have, a material and adverse effect upon the business, operations, assets, properties, liabilities (whether absolute, accrued, contingent or otherwise), capitalization, financial condition or results of operation of such Person and its Affiliates considered as a whole.

"Meeting" means the annual and special meeting of Shareholders to be held on July 31, 2023, and any adjournment(s) held thereof, held in order to, among other things, consider and, if thought fit, approve the Arrangement.

"MD&A" means management's discussion and analysis.

"MI 61-101" means Multilateral Instrument - Protection of Minority Security Holders in Special Transactions, as amended.

"Minority Shareholders" has the meaning given to it under the heading "Certain Securities Law Matters - Canadian Securities Laws - Application of MI 61-101".

"Morrow Sodali" means Morrow Sodali (Canada) Ltd., the Company's proxy solicitation agent.

"New LAC" means 1397468 B.C. Ltd., a corporation existing under the BCBCA, that is to be re-named "Lithium Americas Corp." upon the completion of the transactions set forth in section 2.3(m) of the Plan of Arrangement.

"New LAC Common Shares" means the common shares in the capital of New LAC.

"New LAC DSU" means a deferred share unit in respect of a New LAC Common Share to be issued by New LAC on the exchange of a LAC DSU pursuant to section 2.3(c)(i) of the Plan of Arrangement.

"New LAC Equity Awards" means, collectively, the New LAC RSUs, New LAC PSUs and New LAC DSUs.

"New LAC Incentive Plan" means the proposed equity plan of New LAC, substantially in the form attached as Exhibit III to the Plan of Arrangement, to be considered pursuant to the New LAC Incentive Plan Resolution and, if approved, to come into force and effect pursuant to section 2.3(b) of the Plan of Arrangement.

"New LAC Incentive Plan Resolution" means the ordinary resolution approving the New LAC Incentive Plan, in the form attached as Schedule "B", as it may be amended or varied at or at any time prior to the Meeting.

"New LAC Preference Shares" means the preference shares without par value of New LAC as constituted immediately before the Effective Time.

"New LAC PSU" means a performance based restricted share right in respect of a New LAC Common Share to be issued by New LAC on the exchange of a LAC PSU pursuant to section 2.3(c)(ii) of the Plan of Arrangement.

"New LAC Redemption Amount" means, for each New LAC Preference Share, the net fair market value of the Distribution Property, divided by the number of New LAC Preference Shares, plus all declared but unpaid dividends thereon.

"New LAC Redemption Note" means the demand, non-interest bearing promissory note having a principal amount and fair market value equal to the aggregate New LAC Redemption Amount, issued by New LAC to LAC in payment of the consideration for the redemption of the New LAC Preference Shares held by LAC pursuant to section 2.3(h) of the Plan of Arrangement.

"New LAC RSU" means a restricted share right in respect of a New LAC Common Share to be issued by New LAC on the exchange of a LAC RSU pursuant to section 2.3(c)(iii) of the Plan of Arrangement.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as amended.

"Non-Registered Shareholders" has the meaning given to it under the heading "Voting Information - Voter Types".

"Non-Resident Shareholder" has the meaning given to it under the heading "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Shareholders Not Resident in Canada".

"North American Business" means all of the businesses carried on by Thacker Pass Co and its Affiliates with respect to the exploration and development of the Thacker Pass Project and includes all the assets and liabilities pertaining to the foregoing or otherwise held by any of them immediately prior to the Effective Time (including workforce and working capital) and the Company's interest in Green Technology Metals Limited and Ascend Elements, Inc.

"Notice-and-Access" means notice-and-access provisions under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations.

"Notice of Articles" means the notice of articles, as such term is defined in the BCBCA, of a company.

"Notice of Dissent" has the meaning given to it under the heading "Dissent Rights".

"Notice of Meeting" means the notice of annual and special meeting in respect of the Meeting.

"Notice Shares" has the meaning given to it under the heading "Dissent Rights".

"NYSE" means the New York Stock Exchange.

"Offtake Agreement" means the lithium offtake agreement between the Company and GM dated February 16, 2023.

"Original Arrangement Agreement" means the arrangement agreement dated May 15, 2023, between Company and New LAC.

"Participating Shareholder" means a Shareholder as at the Effective Time, other than a Dissenting Shareholder.

"Pastos Grandes Project" means the Company's Pastos Grandes lithium brine mineral project located in the Province of Salta in Northwest Argentina.

"Payment Notice" has the meaning given to it under the heading "Dissent Rights".

"Person" includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, company, corporation, trustee, executor, administrator, legal representative, government (including Governmental Authority) or any other entity, whether or not having legal status.

"PFIC" means a Passive Foreign Investment Company within the meaning of the U.S. Code and Treasury Regulations promulgated thereunder.

"Phase 1" means, in relation to the Thacker Pass Project, the initial development towards the targeted production capacity of 40,000 tpa of lithium carbonate.

"Phase 2" means, in relation to the Thacker Pass Project, the ramp up following Phase 1 to a targeted total production capacity of 80,000 tpa of lithium carbonate.

"Plan of Arrangement" means the plan of arrangement under section 288 of the BCBCA, substantially in the form of Appendix A to the Arrangement Agreement set forth in Schedule "C", as may be amended, modified and/or supplemented in accordance with the Arrangement Agreement, the terms thereof, or at the direction of the Court in the Final Order (with the consent of the Company, acting reasonably).

"PwC" means PricewaterhouseCoopers LLP, Chartered Professional Accountants.

"QEF Election" means a Qualified Electing Fund election made by a U.S. Taxpayer under Section 1295 of the U.S. Code.

"Record Date" means the record date for notice of and voting at the Meeting, being fixed as June 12, 2023.

"Registered Shareholders" has the meaning given to it under the heading "Voting Information - Voter Types".

"Registrar" means the Registrar of Companies under the BCBCA.

"Regulations" has the meaning given to it under the heading "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations".

"Resident Shareholder" has the meaning given to it under the heading "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Shareholders Resident in Canada".

"SEC" means the U.S. Securities and Exchange Commission.

"Second LAC Share Exchange" means the exchange of LAC Class A Common Shares for LAC Common Shares pursuant to section 2.3(j) of the Plan of Arrangement.

"SEDAR" means the System for Electronic Document, Analysis and Retrieval.

"Separation" means the separation of the Company into Lithium Argentina, which will hold the Argentinian Business, and New LAC, which will hold the North American Business, pursuant to the Arrangement.

"Shareholder" means a shareholder of the Company at the applicable time.

"Stifel GMP" means Stifel Nicolaus Canada Inc.

"Stifel GMP Fairness Opinion" means the opinion of Stifel GMP dated May 15, 2023, addressed to the Board to the effect that, as of such date, subject to the assumptions, limitations, qualifications and reservations contained therein, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, a copy of which is contained in Schedule "D".

"Tax Act" means the Income Tax Act (Canada).

"Tax Indemnity and Cooperation Agreement" means the tax indemnity and cooperation agreement to be made between Lithium Argentina and New LAC, in the form and content and on terms and conditions to be agreed upon by the Parties.

"Tax Proposals" has the meaning given to it under the heading "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations".

"Tax Rulings" means the advance income tax rulings from each of the CRA (with respect to such tax ruling, the "Canadian Tax Ruling") and the IRS (with respect to such tax ruling, the "U.S. Tax Ruling"), in the form requested in the applications made on behalf of the Company, as the same may be amended, modified and/or supplemented from time to time at the request of the CRA or the IRS, as applicable, or at the request of the Company, in each case, confirming the applicable Canadian and U.S. federal income tax consequences of the transfer by the Company of the Distribution Property under the Arrangement and certain other transactions.

"Thacker Pass Co" means 1339480 B.C. Ltd., a wholly-owned subsidiary of the Company, and includes its successors and permitted assigns.

"Thacker Pass Project" means the Company's lithium project property located in Humboldt County, Nevada.

"tpa" means tonnes per annum.

"TP Available Capital Notice" has the meaning given to it under the heading "Items of Business - Approval of Matters in respect of the GM Transaction".

"Tranche 1" has meaning given to it under the heading "Items of Business - Approval of Matters in respect of the GM Transaction".

"Tranche 1 Subscription Price" has the meaning given to it under the heading "Items of Business - Approval of Matters in respect of the GM Transaction".

"Tranche 2" has meaning given to it under the heading "Items of Business - Approval of Matters in respect of the GM Transaction".

"Tranche 2 AEWs" has the meaning given to it under the heading "Items of Business - Approval of Matters in respect of the GM Transaction".

"Tranche 2 Subscription Agreement" has the meaning given to it under the heading "Items of Business - Approval of Matters in respect of the GM Transaction".

"Transitional Services Agreement" means the transitional services agreement to be made between Lithium Argentina and New LAC, providing for the provision of certain transitional services and facilities between the parties thereto, which agreement is to be on terms and conditions to be agreed upon by the parties.

"Treasury Regulations" means the final, temporary or proposed U.S. federal income tax regulations promulgated under the U.S. Code as amended from time to time.

"TSX" means the Toronto Stock Exchange.

"U.S." or "United States" means the United States of America.

"US$" means United States dollars.

"U.S. Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time.

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and all rules and regulations thereunder.

"U.S. Holder" has the meaning given to it under the heading "Material Income Tax Considerations - Certain United States Federal Income Tax Considerations".

"U.S. Person" has the meaning given to it under Regulation S under the U.S. Securities Act.

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended, and all rules and regulations thereunder.

"U.S. Tax Ruling" has the meaning given to it in the definition of "Tax Rulings".

"VIF" has the meaning given to it under the heading "Voting Information - How to Vote - Non-Registered Shareholders".

QUESTIONS AND ANSWERS

The following briefly addresses some questions that you may have regarding the proposed Separation of the Company into Lithium Argentina, which will hold the Argentinian Business, and New LAC, which will hold the North American Business, pursuant to a court-approved plan of arrangement and certain other related matters described in this Circular. These answers are only a summary and are qualified in their entirety by the more detailed information that follows. In addition, they may not address all of the questions that may be important to you as a Shareholder. Accordingly, we urge you to review the more detailed information contained elsewhere in this Circular. Certain capitalized terms used below are defined in the Glossary of Terms. The cross-references included below are to the section identified in this Circular.

To ensure representation of your LAC Common Shares at the Meeting, whether or not you attend the Meeting, please complete, sign and return your proxy form or, if you are not a Registered Shareholder, please refer to question number 8 below for a description of the procedures to be followed to vote your LAC Common Shares.

1. What do I need to do to ensure that my LAC Common Shares are voted FOR the items listed in the Notice of Annual and Special Meeting, including FOR the Arrangement Resolution?

Your feedback and your vote are important to us. We have ensured that voting is easy and accessible. You can vote in person, virtually or by proxy at the Meeting, and by proxy on the internet, by phone, by fax or by mail. If you are a Registered Shareholder and are unable to attend the Meeting either in person or virtually, we encourage you to vote by completing the enclosed proxy form. If you are a Non-Registered Shareholder and have received this letter and the Circular from your broker or another intermediary, please complete and return the proxy form or the VIF provided to you in accordance with the instructions.

If you wish to vote in person or virtually at the Meeting, you do not need to complete or return the proxy form. Your vote will be taken and counted at the Meeting. Even if you plan to attend the Meeting, you may find it convenient to express your views in advance by completing and returning the proxy form. Completing, signing and returning your proxy form does not preclude you from attending the Meeting in person nor will it limit your right to vote in person if you attend the Meeting.

If you do not wish to attend the Meeting or do not wish to vote in person or virtually, your proxy will be voted for or against the resolutions in accordance with your instructions as specified thereon on any ballot that may be called at the Meeting. In the absence of such instructions, your LAC Common Shares will be voted FOR: (a) setting the number of directors at eight (8); (b) the election of those individuals named herein as directors of the Company; (c) appointing PwC as auditors of the Company for the ensuing year; (d) the approval of a non-binding advisory resolution on the Company's approach to executive compensation; (e) the approval of the Arrangement Resolution; (f) the approval of the New LAC Incentive Plan Resolution; (g) the approval of the GM Tranche 2 Pricing Resolution; and (h) the approval of the GM Tranche 2 Ownership Resolution. Your proxy must be submitted on the internet, by phone, by fax or by mail and must be executed by the Registered Shareholder or by the Registered Shareholder's attorney authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

On the other hand, if you are a Registered Shareholder and wish to exercise your right to dissent in respect of the Arrangement, you must deliver your Notice of Dissent to the Arrangement Resolution to the Company at Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5, Attention: Corporate Secretary, not later than 10:00 a.m. (Pacific Time) on July 27, 2023 or, in the event of any adjournment or postponement of the Meeting, on the Business Day that is at least two Business Days before the date of the adjourned or postponed Meeting. Any failure to strictly comply with the Dissent Procedures set out in this Circular may result in the loss or unavailability of your right of dissent. See "Dissent Rights".

If your LAC Common Shares are not registered in your name, but are instead registered in the name of a broker, intermediary or nominee, please see question number 8 for voting instructions.

2. Who is entitled to vote at the Meeting?

Shareholders as of the close of business on June 12, 2023, being the Record Date, or their duly appointed proxies will be entitled to attend the Meeting or register to vote on all matters to be voted on at the Meeting.

3. Who is soliciting my proxy?

This Circular is furnished in connection with the solicitation, by or on behalf of the management of the Company, of proxies to be used at the Meeting or at any adjournment(s) or postponement(s) thereof, to vote your LAC Common Shares FOR setting the number of directors at eight (8); FOR the election of George Ireland (Chair), Fabiana Chubbs, Kelvin Dushnisky, Jonathan Evans, Yuan Gao, John Kanellitsas, Jinhee Magie and Franco Mignacco as directors of the Company; FOR the appointment of PwC as the Company's auditors for the ensuing year; FOR the approval of a non-binding advisory resolution on the Company's approach to executive compensation, FOR the approval of the Arrangement Resolution; FOR the approval of the New LAC Incentive Plan Resolution; FOR the approval of the GM Tranche 2 Pricing Resolution; and FOR the GM Tranche 2 Ownership Resolution. It is expected that the solicitation of proxies will be primarily by mail and email, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation, or by Computershare at nominal cost. The cost of solicitation will be borne by the Company. Computershare is responsible for tabulation of proxies. In addition, the Company has retained Morrow Sodali as proxy solicitation agent in connection with the solicitation of proxies for the Meeting.

4. What do I do with my completed form of proxy?

Return the completed, dated and signed form of proxy in the enclosed envelope or otherwise to the Company's registrar and transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 for arrival not later than 10:00 a.m. (Pacific Time) on July 27, 2023 (unless such proxy submission deadline is waived by the Chair of the Meeting), or, if the Meeting is adjourned or postponed, not later than 10:00 a.m. (Pacific Time) on the day which is two Business Days preceding the date of the adjourned or postponed Meeting. As well, Shareholders who received these materials through Computershare may vote via the Internet or by telephone by following the instructions provided on the form of proxy. A control number is provided on the proxy form for this purpose. All LAC Common Shares represented by a properly executed proxy received by Computershare prior to such time will be voted in accordance with your instructions as specified in the proxy, on any ballot that may be called at the Meeting.

5. How will my LAC Common Shares be voted if I return my proxy?

The persons named in the form of proxy will vote your LAC Common Shares in accordance with your instructions. In the absence of such instructions, however, your LAC Common Shares will be voted FOR setting the number of directors at eight (8), FOR the election of the management nominees as directors of the Company, FOR the appointment of PwC as the Company's auditors for the ensuing year, FOR the approval of the Arrangement Resolution; FOR the approval of the New LAC Incentive Plan Resolution; FOR the approval of the GM Tranche 2 Pricing Resolution; and FOR the approval of the GM Tranche 2 Ownership Resolution.

6. If I change my mind, can I take back my proxy once I have given it?

Yes. A Registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Registered Shareholder or by the Registered Shareholder's attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Registered Shareholder or by the Registered Shareholder's attorney, who is authorized in writing, to or at the registered office of the Company not later than 10:00 a.m. (Pacific Time) on July 27, 2023 or, if the Meeting is adjourned or postponed, not later than 10:00 a.m. (Pacific Time) on the day which is two Business Days preceding the date of the adjourned or postponed Meeting.

Note that the participation by a Registered Shareholder in a vote by ballot at the Meeting would automatically revoke any proxy that has been previously given by the Registered Shareholder in respect of business covered by that vote.

A Non-Registered Shareholder who received these materials through an intermediary should follow the instructions provided by the intermediary.

7. How can I contact the Company's transfer agent?

Computershare Investor Services Inc.

100 University Avenue, 8th Floor,

Toronto, Ontario, Canada M5J 2Y1

Ph: 1-800-564-6253

8. If my LAC Common Shares are not registered in my name but are held in the name of an intermediary (a bank, trust company, securities broker, trustee or otherwise), how do I vote my LAC Common Shares?

If you are a Non-Registered Shareholder who received these materials through Computershare, then follow the instructions set out in question number 4 above.

If you are a Non-Registered Shareholder who did not receive these materials through Computershare, there are, as discussed in the Circular, two ways that you can vote your LAC Common Shares held by your intermediary. Applicable securities laws require your intermediary to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your intermediary either a request for voting instructions or a proxy form for the number of LAC Common Shares you own. Every intermediary has its own signing and return instructions, which should be carefully followed by Non- Registered Shareholders to ensure that their LAC Common Shares are voted at the Meeting. Accordingly, for your LAC Common Shares to be voted for you, please follow the voting instructions provided by your intermediary.

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your intermediary. Non-Registered Shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

See "General Voting Information".

9. What am I being asked to vote on at the Meeting?

Shareholders will be voting on the approval of the Arrangement Resolution which provides for, among other things, the Separation of the Company into two independent companies and a number of related matters. Subject to the approval of the Arrangement Resolution, Shareholders will also be voting on the approval of the New LAC Incentive Plan Resolution, which will establish an equity incentive plan for New LAC, which is substantially similar to the equity incentive plan currently in place at the Company except for amendments to accommodate the treatment of the LAC Equity Awards. In addition, Shareholders will be asked to vote on the annual business of the Company, being the election of directors, appointment of PwC as auditors of the Company for the ensuing year, and a non-binding advisory resolution approving the Company's approach to executive compensation. Lastly, Shareholders will also be asked to vote on, in connection with the GM Transaction, (a) the maximum pricing limitation for the Tranche 2 subscription of US$27.74 per share (as adjusted for the Arrangement), and (b) the ownership of GM and its affiliates of more than 20% of the issued and outstanding shares of the Company (and following the Arrangement, New LAC).

For more information on the Arrangement, see "The Arrangement"; for a description of the New LAC Incentive Plan, see "Summary of New LAC Incentive Plan" attached as Appendix "A" to Schedule "H"; for a description of the Company's annual business, see Schedule "Q"; and for information concerning the GM Transaction, see "Items of Business - Approval of Matters in respect of the GM Transaction".

10. Why is the Arrangement being proposed?

With a view to enhancing Shareholder value, the Company is proposing to separate into two independent, publicly-traded companies. Lithium Argentina, which will hold the Argentinian Business, will focus on developing and operating the Caucharí-Olaroz Project and pursuing opportunities for regional growth through the development of the Pastos Grandes Project and Sal de la Puna project. New LAC, which will hold the North American Business, will continue advancing the development of the Thacker Pass Project through construction to production, and supporting the development of a North American supply chain for lithium.

GM and Ganfeng, which collectively own 18.8% of the Company's outstanding shares, as well as the Company's senior officers and directors who stand for re-election, have each entered into agreements to support and vote in favour of the Separation. See "Support Agreements". The Board, having considered, among other things, the reasons for the Arrangement and the Fairness Opinions with respect to the Arrangement has unanimously determined that the Arrangement is in the best interests of the Company and its Shareholders and is recommending that Shareholders vote in favour of the Arrangement. This recommendation is based on the Board's view that it enhances the long-term prospects for both Lithium Argentina and New LAC and provides a number of benefits to Shareholders, including, among others:

  providing each company with enhanced business and strategic focus,

  enabling each business to pursue its independent and unique growth opportunities, including:

    Lithium Argentina: Ramp-up of the Caucharí-Olaroz Project, pursuit of an expansion, and further growth with the significant resource, along with advancement and development of the Pastos Grandes basin; and

    New LAC: Construction of Phase 1 of the Thacker Pass Project, and planning and execution of Phase 2 expansion and beyond,

  allowing each company to benefit from experienced and focused leadership,

  improving the market's ability to evaluate each business and value it against comparable businesses and other performance benchmarks,

  providing shareholders with increased value and flexibility through independent investment opportunities,

  providing each company with independent access to capital, resulting in more tailored capital allocation practices,

  allowing each company to expand deeper into its specific management expertise,

  being executed on a tax-deferred basis supported by tax rulings in the United States and Canada, and enabling the separate businesses to better attract, retain and motivate key personnel.

See "The Arrangement - Background for the Arrangement" and "The Arrangement - Reasons for the Arrangement".

11. What approvals are required for the Arrangement to become effective?

For the Arrangement to proceed, the Arrangement Resolution must be approved by: (i) at least 66⅔% of the votes cast by Shareholders present in person or virtually, or represented by proxy, at the Meeting, which Shareholders are entitled to one vote for each LAC Common Share held; and (ii) a majority of the votes cast by Minority Shareholders.

As well as the necessary Shareholder approval, the principal approval required will be that of the Court, which, under the BCBCA, must approve the Arrangement. It is expected that, assuming the requisite Shareholder approval is received at the Meeting, the hearing of the Court on the Arrangement will be held on August 4, 2023 at 9:45 a.m. (Pacific Time) at the Court in Vancouver, British Columbia. The Notice of Hearing Petition for the Final Order (the "Notice of Hearing for Final Order") in connection with the Final Order is included as Schedule "F".

In addition, an application has been made to list the New LAC Common Shares, and notification has been filed with regards to LAC's intention to continue to list the Lithium Argentina Common Shares, on the TSX and the NYSE subject to the Company fulfilling all of the requirements of the TSX and the NYSE, respectively, and such listings are conditions to the completion of the Arrangement, which is also conditional on the SEC's declaration of effectiveness of the registration statement on Form 20-F of New LAC to register the New LAC Common Shares under the U.S. Exchange Act.

The completion of the Arrangement is also subject to receipt of the Tax Rulings and other customary conditions. See "The Arrangement- Conditions to the Arrangement".

12. What are the tax consequences to me if the Arrangement is effected?

Certain Canadian Federal Income Tax Considerations

In general, a Resident Shareholder who holds LAC Common Shares, and any shares of Lithium Argentina and New LAC received pursuant to the Arrangement, as capital property will not realize a capital gain or capital loss for purposes of the Tax Act as a result of the transactions in the Arrangement. The aggregate adjusted cost base of the LAC Common Shares for a Resident Shareholder will generally be allocated among the Lithium Argentina Common Shares and the New LAC Common Shares based upon the relative fair market values of such shares at the time of the Arrangement. Following the Effective Date, Lithium Argentina and New LAC will advise Shareholders either by press release or on their websites of their estimate of the appropriate proportionate allocation.

In general, a Non-Resident Shareholder who holds LAC Common Shares, and any shares of Lithium Argentina and New LAC received pursuant to the Arrangement, as capital property will not be subject to tax under the Tax Act as a result of the transactions in the Arrangement.

For a more detailed description of the Canadian federal income tax consequences to Shareholders as a result of the Arrangement, see "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations".

Certain United States Federal Income Tax Considerations

In connection with the Arrangement, the Company expects to receive the U.S. Tax Ruling, substantially to the effect that, subject to certain qualifications and limitations, for U.S. federal income tax purposes, sections 368(a)(1)(D) and 355(a) of the U.S. Code should apply to the deemed distribution of New LAC Common Shares to the U.S. Holders as part of the Arrangement.

Assuming that the Arrangement qualifies under sections 368(a)(1)(D) and 355(a) of the U.S. Code, accordingly, for U.S. federal income tax purposes, U.S. Holders generally will not recognize any gain or loss (and will not otherwise include any amount in income) with respect to the deemed distribution of New LAC Common Shares to such holders under the Arrangement. For a more detailed description of the U.S. federal income tax consequences to U.S. Holders as a result of the Arrangement, see "Material Income Tax Considerations - Certain United States Federal Income Tax Considerations".

Information regarding tax matters in this Circular does not constitute tax advice. Each Shareholder is encouraged to consult his, her or its own tax advisor as to the specific consequences of the Arrangement to such Shareholder, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority and of changes in applicable tax law.

13. When is the Arrangement likely to occur?

It is presently anticipated that, if all required approvals are obtained and other conditions fulfilled, the Arrangement is targeted to become effective by October 15, 2023, but in any event no later than December 31, 2023. The Board may, however, decide to delay or not proceed with the Arrangement, even if all required approvals and consents are obtained.

14. If the Arrangement is effected, what do Shareholders receive?

Shareholders (other than Dissenting Shareholders) immediately prior to the Effective Time will receive, for each one LAC Common Share held, one Lithium Argentina Common Share and one New LAC Common Share. See "The Arrangement - Proposed Timetable for the Arrangement".

15. If the Arrangement is effected, what do Shareholders need to do in order to receive the Lithium Argentina Common Shares and New LAC Common Shares to which they are entitled?

Concurrently with the mailing of the Circular, LAC will mail the Letter of Transmittal to Registered Shareholders, which will be used to exchange their certificates or DRS statements representing LAC Common Shares for certificates or DRS statements representing the Lithium Argentina Common Shares and certificates or DRS statements representing the New LAC Common Shares. Until exchanged, each certificate or DRS statement representing LAC Common Shares will, after the Effective Time, represent only the right to receive, upon surrender, Lithium Argentina Common Shares and New LAC Common Shares. Pursuant to the Plan of Arrangement, Registered Shareholders who fail to submit a duly completed Letter of Transmittal and all other documents required by the Depositary and surrender their LAC Common Shares within three (3) years of the Effective Time will no longer have the right to receive Lithium Argentina Common Shares and New LAC Common Shares and will not receive any compensation in lieu thereof.

16. When must I be a Shareholder in order to receive Lithium Argentina Common Shares and New LAC Common Shares?

Shareholders (other than Dissenting Shareholders) immediately prior to the Effective Time will receive Lithium Argentina Common Shares and New LAC Common Shares.

Any Shareholder who duly exercises Dissent Rights and, following the Dissent Procedures under the BCBCA, as modified by the Plan of Arrangement and the Interim Order, is ultimately entitled to be paid the fair value for his, her or its LAC Common Shares, will instead be entitled to the fair value of such shares and will not receive Lithium Argentina Common Shares or New LAC Common Shares. See "Dissent Rights".

17. What will be the impact of the Arrangement on the market price and trading of my LAC Common Shares?

Management of the Company cannot predict the short-term impact of the Arrangement on the market price and trading of LAC Common Shares, but believes that splitting the Argentinian Business and the North American Business is in the best long-term interest of Shareholders. Shareholders will hold an interest in two separate, publicly-traded companies. Subject to Lithium Argentina and New LAC fulfilling all the requirements and receiving the approvals of the TSX and the NYSE respectively, the Lithium Argentina Common Shares will continue trading on the exchanges under the new symbol "LAAC" while the New LAC Common Shares will be newly listed for trading on the exchanges under the symbol "LAC". See "The Arrangement - Conditions to the Closing of the Arrangement and Tax Rulings - Conditions to the Arrangement" and "Certain Securities Law Matters".

18. Who should I contact if I have questions regarding the Arrangement?

Answers to many of your questions may be found in the accompanying Circular. If after reviewing the Circular you have questions about voting your proxy, please contact Computershare at 1-800-564-6253 or Morrow Sodali, the proxy solicitation agent by telephone at 1-888-999-2944 (North American Toll Free) or 1-289-695-3075 (Collect Outside North America); or by email at assistance@morrowsodali.com.

If you have questions about the Arrangement, please contact the Company at 778-656-5820 or at info@lithiumamericas.com. In addition, you may wish to consult your financial, tax and/or legal advisors.

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial statements contained elsewhere in this Circular, including the schedules hereto. Capitalized terms not otherwise defined in this summary are defined in the Glossary of Defined Terms or elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular.

THE MEETING

The Company has fixed June 12, 2023 as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. The Meeting will be held at Suite 400, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5 and virtually at meetnow.global/M7N5FHV on July 31, 2023 at 10:00 a.m. (Pacific Time).

At the Meeting, Shareholders will be asked to consider the following annual general meeting matters:

  receiving the consolidated financial statements of the Company for the year ended December 31, 2022;

  setting the number of directors of the Company at eight (8);

  electing directors of the Company for the ensuing year;

  appointing PwC as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration;

  approving a non-binding advisory resolution on the Company's approach to executive compensation;

  approving, with or without variation, the Arrangement Resolution;

  subject to approval of the Arrangement Resolution, approving the New LAC Incentive Plan Resolution;

  approving, with or without variation, the GM Tranche 2 Pricing Resolution; and

  approving, with or without variation, the GM Tranche 2 Ownership Resolution.

By passing the Arrangement Resolution, Shareholders will also be giving authority to the Board to use its best judgment to proceed with and cause the Company to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement or Plan of Arrangement without any requirement to seek or obtain any further approval of shareholders.

For further information on voting LAC Common Shares at the Meeting, see "Voting Information".

THE ARRANGEMENT

The purpose of the Arrangement and the related transactions is to separate the Company into two independent companies: (a) Lithium Argentina, a lithium company focused on advancing the Caucharí-Olaroz Project to full production while pursuing regional growth in Argentina; and (b) New LAC, a North America focused lithium company with the objective of advancing the Thacker Pass Project through construction to production and supporting the development of a North American supply chain for lithium. The Arrangement would result in, among other things, Participating Shareholders receiving one Lithium Argentina Common Share and one New LAC Common Share for each LAC Common Share held by such Participating Shareholder before the Arrangement. Immediately after giving effect to the Arrangement, Participating Shareholders will hold all of the outstanding Lithium Argentina Common Shares and New LAC Common Shares.

For a summary of the steps of the Arrangement and related transactions, see "The Arrangement - Details of the Arrangement".

REASONS FOR THE ARRANGEMENT

The Board believes that the creation of two independent publicly-traded companies, will provide a number of benefits to Lithium Argentina, New LAC and the Shareholders, including, among others:

  providing each company with enhanced business and strategic focus,

  enabling each business to pursue independent and unique growth opportunities, including:

    Lithium Argentina: Ramp-up of the Caucharí-Olaroz Project, pursuit of an expansion, and further growth with the significant resource, along with advancement and development of the Pastos Grandes basin; and

    New LAC: Construction of Phase 1 of the Thacker Pass Project, and planning and execution of Phase 2 expansion and beyond allowing each company to benefit from experienced and focused leadership,

  improving the market's ability to evaluate each business and value it against comparable businesses and other performance benchmarks,

  providing shareholders with increased value and flexibility through independent investment opportunities,

  providing each company with independent access to capital, resulting in more tailored capital allocation practices,

  allowing each company to expand deeper into its specific management expertise,

  being executed on a tax-deferred basis supported by tax rulings in the United States and Canada, and enabling the separate businesses to better attract, retain and motivate key personnel.

See "The Arrangement - Reasons for the Arrangement".

RECOMMENDATION OF THE BOARD

The Board, having considered, among other things, the reasons for the Arrangement and the Fairness Opinions with respect to the Arrangement has unanimously determined that the Arrangement is in the best interests of the Company and its Shareholders. The Board has unanimously approved the Arrangement, the terms of the Arrangement Agreement and the transactions contemplated thereby, and unanimously recommends the Shareholders vote FOR the Arrangement Resolution, and, subject to the approval of the Arrangement Resolution by the Shareholders, FOR the New LAC Incentive Plan Resolution.

FAIRNESS OF THE ARRANGEMENT

Each of BMO Capital Markets and Stifel GMP rendered to the Board a written opinion, dated May 15, 2023, to the effect that, as of such date, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. In providing the Fairness Opinions, each of BMO Capital Markets and Stifel GMP considered certain aspects of the Arrangement and the Original Arrangement Agreement.

The full text of the Fairness Opinions, which set forth, among other things, the assumptions made, matters considered, and qualifications and any limitations on each of the Fairness Opinions and the review undertaken by each of BMO Capital Markets and Stifel GMP in connection with rendering each of their opinions, is contained in Schedule "D" to this Circular. The summary of the Fairness Opinions set forth in this Circular is qualified in its entirety by reference to the full text of such opinions and Shareholders are urged to read the Fairness Opinions carefully and in their entirety.

The Fairness Opinions do not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the resolutions to be considered by Shareholders at the Meeting or any other matter. The Fairness Opinions do not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategic alternatives that may be available to the Company. The Fairness Opinions are only one factor that was taken into consideration by the Board in making its determination to recommend that the Shareholders vote in favour of the Arrangement Resolution. See "The Arrangement - Reasons for the Arrangement".

The Board urges Shareholders to review the Fairness Opinions carefully and in their entirety. For further details, see "The Arrangement - Fairness of the Arrangement".

CONDITIONS TO CLOSING OF THE ARRANGEMENT AND TAX RULINGS

The Arrangement will be subject to the satisfaction or waiver, as applicable, of certain conditions, including the following:

  the Arrangement Resolution will have been approved by the requisite number of votes cast by Shareholders at the Meeting in accordance with the Interim Order and applicable laws;

  the Final Order will have been obtained in form and substance satisfactory to the Company, and will not have been set aside or modified in a manner unacceptable to the Company, on appeal or otherwise;

  all shareholder, regulatory (including the TSX, the SEC and the NYSE), judicial and third-party approvals, consents, authorizations and orders necessary or reasonably desired by the Company for the completion of the transactions provided for in the Arrangement Agreement and the Tax Rulings will have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances and all will be in full force and effect.

  no action will have been instituted and be continuing on the Effective Date and there will not be in force any order or decree, in each case restraining or enjoining the consummation of the transactions contemplated by the Arrangement, the Tax Rulings or the Plan of Arrangement and no cease trading or similar order with respect to any securities of any of the parties will have been issued and remain outstanding;

  no law, regulation or policy will have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement, the Tax Rulings or their effective application to the Arrangement or any of the other transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

  the Tax Rulings will have been received by the Company, in form and substance satisfactory to the Company, confirming that (i) the proposed Arrangement and related transactions may be effected for purposes of the Tax Act as a "butterfly" reorganization pursuant to paragraph 55(3)(b) of the Tax Act with no material Canadian federal income tax payable by any of the Company, New LAC or other Affiliates or Shareholders who hold their LAC Common Shares as capital property and confirmation satisfactory to the Company that, immediately prior to the Effective Date, the Canadian Tax Ruling remains in full force and effect and there have been no changes in relevant laws, jurisprudence, administrative practice or otherwise that would adversely affect the binding income tax rulings contained in the Canadian Tax Ruling; and (ii) the proposed Arrangement and related transactions qualify as a divisive reorganization pursuant to sections 368(a)(1)(D) and 355(a) of the U.S. Code and the Treasury Regulations promulgated thereunder and confirmation satisfactory to the Company that, immediately prior to the Effective Date, the U.S. Tax Ruling remains in full force and effect and there have been no changes in relevant laws, jurisprudence, administrative practice or otherwise that would adversely affect the binding income tax rulings contained in the U.S. Tax Ruling;

  all of the conditions precedent and other terms and conditions of the Tax Rulings will have been satisfied; and

  the Ganfeng Lock-Up will have been received in a form satisfactory to the Company and New LAC, and the Ganfeng Lock-Up and the Investor Rights Agreement will be in full force and effect and will not have been withdrawn or terminated.

The Canadian Tax Ruling requested from the CRA contains income tax rulings binding on the CRA which confirm that the transfer of the Distribution Property may be accomplished on a fully tax-deferred basis, and certain other tax matters related to the Arrangement, provided that the material facts presented are accurately stated, the transfer is implemented as disclosed to the CRA and certain other conditions are satisfied. This requires, among other things, that the Arrangement complies with all requirements of the public company "butterfly" rules in section 55 of the Tax Act.

The Company has applied for the U.S. Tax Ruling with the IRS, which covers the relevant U.S. tax aspects of the Arrangement. The U.S. Tax Ruling relies upon certain facts, assumptions, representations and undertakings from the Company regarding the past and future conduct of the Company. If any of the facts, assumptions, representations or undertakings described therein are incorrect or not otherwise satisfied, the Company may not be able to rely upon the U.S. Tax Ruling.

Notwithstanding the U.S. Tax Ruling, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions requested in the U.S. Tax Ruling. Accordingly, the IRS could determine that the Arrangement should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated. If the Arrangement is ultimately determined to be taxable, the deemed distribution resulting therefrom could be treated as a taxable event to U.S. Holders for U.S. federal income tax purposes, and such holders could incur significant U.S. federal income tax liability.

See "The Arrangement - Conditions to Closing of the Arrangement and Tax Rulings".

COURT APPROVAL

The Arrangement requires the approval of the Court under the BCBCA. Prior to mailing this Circular, the Company obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters. A copy of the Interim Order is attached as Schedule "E". The Notice of Hearing for Final Order in respect of the Final Order is attached as Schedule "F".

Assuming approval of the Arrangement Resolution by the Shareholders at the Meeting, the Company intends to make an application to the Court for the Final Order on August 4, 2023 at 9:45 a.m. (Pacific Time) or as soon thereafter as counsel may be heard at the Court house at 800 Smithe Street, Vancouver, British Columbia or at any other date and time as the Court may direct. At the hearing, any Shareholder or other interested party who wishes to participate or be represented or present arguments or evidence must file and serve a response to petition no later than 4:00 p.m. (Pacific Time) on August 2, 2023 along with any other documents required, all as set out in the Interim Order and Notice of Hearing for Final Order, copies of which are attached as Schedule "E" and Schedule "F", respectively, and satisfy any other requirement of the Court.

The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

See "The Arrangement - Court Approval of the Arrangement".

SHAREHOLDER APPROVAL

Subject to any further order(s) of the Court, the Arrangement must be approved by: (i) at least 66⅔% of the votes cast by Shareholders present, whether in person or virtually, or by proxy, and entitled to vote at the Meeting; and (ii) a majority of the votes cast by Minority Shareholders.

See "The Arrangement - Shareholder Approval of the Arrangement" and "Certain Securities Law Matters - Canadian Securities Laws - Application of MI 61-101".

EFFECTIVE DATE

Upon receipt of the Final Order, the Company will announce by news release the proposed Effective Date of the Arrangement, which is targeted to occur by October 15, 2023, but in any event by no later than December 31, 2023. The Board will determine the Effective Date upon satisfaction or waiver of the conditions to the Arrangement.

STOCK EXCHANGE LISTINGS

The LAC Common Shares are currently listed and posted for trading on the TSX and the NYSE. The Arrangement is conditional upon the continued listing of Lithium Argentina Common Shares and the listing of New LAC Common Shares on the TSX and the NYSE in substitution for the LAC Common Shares immediately upon completion of the Arrangement, subject to compliance with the requirements of the TSX and the NYSE. New LAC has made an application to list the New LAC Common Shares on the TSX and the NYSE. LAC has also notified both the TSX and NYSE of its intention to remain listed on both exchanges. Any listing will be subject to fulfilling all the requirements and receiving the approvals of the TSX and the NYSE, respectively.

NEW LAC FOLLOWING THE ARRANGEMENT

New LAC is expected to operate as a North America focused lithium company set on advancing the Thacker Pass Project through construction to production and supporting the development of a North American supply chain for lithium.

For a more detailed description of New LAC following the completion of the Arrangement, see Schedule "H".

LITHIUM ARGENTINA FOLLOWING THE ARRANGEMENT

Lithium Argentina is expected to operate as an Argentina focused lithium company focused on advancing the Caucharí-Olaroz Project to full production while pursuing regional growth in Argentina.

For a more detailed description of Lithium Argentina following the completion of the Arrangement, see Schedule "M".

DISTRIBUTION OF SHARES

On or as soon as practicable after the Effective Date, Lithium Argentina and New LAC will deposit with the Depository, certificates or DRS statements representing the aggregate number of Lithium Argentina Common Shares and New LAC Common Shares, respectively, issued to Shareholders in connection with the Arrangement. Upon surrender to the Depositary for cancellation of a certificate or DRS statement, which immediately prior to the Effective time represented outstanding LAC Common Shares, together with a completed Letter of Transmittal accompanying this Circular, the holder of such surrendered certificate or DRS statement will be entitled to receive in exchange therefor, certificates or DRS statements representing that number of Lithium Argentina Common Shares and New LAC Common Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate or DRS statement will be cancelled. Each LAC Common Share will be exchanged for one Lithium Argentina Common Share and one New LAC Common Share. Until exchanged, each certificate or DRS statement representing LAC Common Shares, will, after the Effective Time, represent only the right to receive, upon surrender, Lithium Argentina Common Shares and New LAC Common Shares.

Shareholders who fail to submit their certificates or DRS statements representing LAC Common Shares together with a duly completed Letter of Transmittal and any other documents required by the Depository on or before the third (3rd) anniversary of the Effective Date will cease to have any right or claim against or interest of any kind or nature in Lithium Argentina or New LAC. Accordingly, persons who tender certificates or DRS statements for LAC Common Shares after the third (3rd) anniversary of the Effective Date will not receive any Lithium Argentina Common Shares or New LAC Common Shares, will not own any interest in Lithium Argentina or New LAC and will not be paid any cash or other compensation in lieu thereof.

See "The Arrangement - Distribution of Shares".

DISSENT RIGHTS

The Interim Order provides that each Registered Shareholder may exercise Dissent Rights in accordance with sections 237 to 247 of the BCBCA as modified by the Plan of Arrangement and the Interim Order in respect of the Arrangement. Each Dissenting Shareholder is entitled to be paid the fair value of all, but not less than all, of the holder's LAC Common Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

To exercise Dissent Rights, Registered Shareholders must ensure that their Notice of Dissent is received by the Company at Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, Attention: Corporate Secretary by no later than 10:00 a.m. (Pacific Time) on July 27, 2023 (or on the Business Day that is two Business Days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissent Rights". If a Registered Shareholder exercises Dissent Rights in strict compliance with the BCBCA, as modified by the Plan of Arrangement and the Interim Order, and the Arrangement is completed, such Dissenting Shareholder is entitled to be paid the fair value of the LAC Common Shares with respect to which Dissent Rights were validly exercised, as calculated as of the close of business on the day before the Arrangement Resolution is adopted. Only Registered Shareholders are entitled to exercise Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must cause each Registered Shareholder holding their LAC Common Shares to deliver the required notice of dissent or, alternatively, make arrangements to become Registered Shareholders. Shareholders should carefully read the section of this Circular under the heading "Dissent Rights" and consult with their advisors if they wish to exercise Dissent Rights. Any failure to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order in respect of the Arrangement, may result in a loss of that holder's Dissent Rights.

CANADIAN SECURITIES LAWS MATTERS

The Company is a reporting issuer in all of the provinces and territories of Canada. Upon completion of the Arrangement, it is expected that New LAC will be a reporting issuer in all of the provinces and territories of Canada.

The issuance of the Lithium Argentina Common Shares and New LAC Common Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from prospectus requirements of Canadian securities legislation in the provinces and territories of Canada where shareholders are resident. With certain exceptions, the Lithium Argentina Common Shares and New LAC Common Shares received by shareholders pursuant to the Arrangement may generally be resold in each of the provinces and territories of Canada without restriction, provided the trade is not a "control distribution" as defined in National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling securityholder is an insider or officer of the issuer, the insider or officer has no reasonable grounds to believe that the issuer is in default of securities legislation.

See "Certain Securities Law Matters - Canadian Securities Laws".

U.S. SECURITIES LAWS MATTERS

The securities to be issued or deemed to be issued to Shareholders and holders of LAC Equity Awards pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be distributed in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and available exemptions from applicable state registration requirements. The securities issued or deemed to be issued to Shareholders pursuant to the Arrangement will generally not be subject to resale restrictions under U.S. federal securities laws for persons who are not affiliates of Lithium Argentina or New LAC following the Arrangement or within 90 days prior to the Arrangement.

See "Certain Securities Law Matters - U.S. Securities Laws".

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

In general, a Resident Shareholder who holds LAC Common Shares, and any shares of Lithium Argentina and New LAC received pursuant to the Arrangement, as capital property will not realize a capital gain or capital loss for purposes of the Tax Act as a result of the transactions in the Arrangement. The aggregate adjusted cost base of the LAC Common Shares for a Resident Shareholder will generally be allocated among the Lithium Argentina Common Shares and the New LAC Common Shares based upon the relative fair market values of such shares at the time of the Arrangement. Following the Effective Date, Lithium Argentina and New LAC will advise Shareholders either by press release or on their websites of their estimate of the appropriate proportionate allocation.

In general, a Non-Resident Shareholder who holds LAC Common Shares, and any shares of Lithium Argentina and New LAC received pursuant to the Arrangement, as capital property will not be subject to tax under the Tax Act as a result of the transactions in the Arrangement.

For a more detailed description of the Canadian federal income tax consequences to Shareholders as a result of the Arrangement, see the section of this Circular under the heading "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations". Shareholders should consult their own tax advisors to determine the tax consequences to them of the Arrangement, having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS

A summary of certain U.S. federal income tax considerations for U.S Holders who participate in the Arrangement is set out under the heading "Material Income Tax Considerations - Certain United States Federal Income Tax Considerations".

Subject to the discussion under "Material Income Tax Considerations - Certain United States Federal Income Tax Considerations", for U.S. federal income tax purposes, U.S. Holders generally will not recognize any gain or loss (and will not otherwise include any amount in income) with respect to the deemed distribution resulting from the Arrangement. Each U.S. Holder is encouraged to consult its own tax advisor as to the specific consequences of the Arrangement to such holder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax law.

RISK FACTORS

Shareholders should be aware that there are various known and unknown risk factors in connection with the Arrangement and the ownership of Lithium Argentina Common Shares and New LAC Common Shares and following the completing of the Arrangement. Shareholders should carefully consider the risks identified in this Circular under the heading "The Arrangement - Risk Factors Relating to the Arrangement" and under the heading "Risk Factors" in Schedule "H" and Schedule "M" before deciding whether or not to approve the Arrangement Resolution.

SELECTED PRO FORMA FINANCIAL INFORMATION

For a summary of certain pro forma consolidated financial information of Lithium Argentina and certain historical and pro forma consolidated financial information of New LAC, see the sections under the headings "Pro Forma Consolidated Financial Information" in Schedule "M" and "Summary Historical and Pro Forma Consolidated Financial Information" in Schedule "H", respectively.

GM TRANSACTION

On January 30, 2023, the Company entered into the Master Purchase Agreement with GM in respect of the GM Transaction.

Tranche 1 of the GM Transaction closed on February 16, 2023, whereby GM acquired 15,002,243 LAC Common Shares at the Tranche 1 Subscription Price for gross proceeds of approximately US$320 million and was issued 11,890,848 Tranche 2 AEWs, resulting in GM holding a 9.9% equity interest in the Company on a non-diluted basis on such date.

In connection with Tranche 2 of the GM Transaction, disinterested Shareholders will be asked to consider, and if deemed advisable, pass (a) the GM Tranche 2 Pricing Resolution to approve the maximum pricing limitation for the second tranche subscription of US$27.74 per share (as adjusted for the Arrangement), the full text of which is set forth in Schedule "O", and (b) the GM Tranche 2 Ownership Resolution to approve the ownership by GM and its affiliates of more than 20% of the issued and outstanding LAC Common Shares (or, post-Arrangement, New LAC Common Shares), the full text of which is set forth in Schedule "P".

See "Items of Business - Approval of Matters in respect of the GM Transaction".

VOTING INFORMATION

PROXY SOLICITATION

The Company is providing this Circular to Shareholders to solicit proxies for use at the Meeting to be held on July 31, 2023.

The Company's management is primarily soliciting proxies by mail, but may also contact Shareholders by telephone or email. The Company will pay the costs of soliciting proxies. The Company may also pay reasonable costs incurred by intermediaries who are registered owners of LAC Common Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) to deliver the notice package to beneficial owners of such LAC Common Shares. The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of the foregoing documents required for this purpose. The cost of solicitation will be borne by the Company. The Company may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their LAC Common Shares. Those Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners or NOBOs) may be contacted by Morrow Sodali to conveniently obtain a vote directly over the phone.

In addition, the Company has engaged Morrow Sodali as proxy solicitation agent and will pay fees of approximately C$35,000 for proxy solicitation and governance advisory services plus a success fee of C$15,000 if the necessary Shareholder approval of the Arrangement is received, and a per-call fee. Morrow Sodali will also be reimbursed for customary and reasonable out-of-pocket expenses. All costs of solicitation will be borne by the Company.

WHO CAN VOTE

Holders of LAC Common Shares as of the close of business on the Record Date, June 12, 2023, are entitled to vote at the Meeting as a Shareholder. Only Shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

The Articles of the Company provide that the quorum for the transaction of business at the Meeting is at least two (2) Shareholders who hold in aggregate at least 5% of the issued LAC Common Shares entitled to vote at the Meeting.

A simple majority of the votes cast at the Meeting, whether in person, virtually, by proxy or otherwise, will constitute approval of all item of business considered at the Meeting, other than: (a) the Arrangement Resolution, which must be approved by (i) at least 66⅔% of the votes cast by Shareholders present, whether in person or virtually, or by proxy, and entitled to vote at the Meeting, and (ii) a majority of the votes cast by Minority Shareholders; and (b) the GM Transaction Resolution, which must be approved by a simple majority of the votes cast by Shareholders other than GM and its associates and affiliates.

VOTER TYPES

Voters fall into two (2) categories:

  Registered Shareholders, meaning Shareholders whose share certificate is in the name of the holder; or

  Non-Registered Shareholders, meaning beneficial Shareholders whose share certificate is registered in the name of an intermediary such as a brokerage firm, bank, trust company or clearing agency (for example, The Canadian Depository for Securities Limited commonly known as CDS, or Cede & Co.).

HOW TO VOTE

Voting occurs in advance of the Meeting by voting a proxy, or at the Meeting physically or by attending online. How a Shareholder votes will vary depending on whether they are a Registered Shareholder or a Non-Registered Shareholder (beneficial Shareholder):

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person or online. Voting by proxy means the Shareholder appoints another individual - either the Company's management or any other person of their choice - to attend the Meeting and vote the Shareholder's LAC Common Shares based on their instructions to the person. This person does not need to be a shareholder of the Company to be the Shareholder's proxy. The form of proxy enclosed with this Circular names the senior management of the Company who will vote the Shareholder's shares as proxy if they do not appoint another person.

Proxies voted by the Company's management will be voted as follows:

a) FOR setting the number of directors at eight (8) for the ensuing year

b) FOR electing all director nominees

c) FOR appointing PwC as the Company's auditors

d) FOR approving the non-binding advisory vote in support of the Company's approach to executive compensation as described in this Circular

e) FOR approving the Arrangement Resolution

f) FOR approving the New LAC Incentive Plan Resolution

g) FOR approving the GM Tranche 2 Pricing Resolution

h) FOR approving the GM Tranche 2 Ownership Resolution

To exercise the right of appointing a person other than the Company's management as a proxy, a Registered Shareholder must fill in the name of the person to be designated proxy in the space provided on the proxy form and return their proxy. The Shareholder must also register their proxyholder with Computershare at http://www.computershare.com/LithiumAmericas by July 27, 2023. Any Registered Shareholder exercising this right must register their non-management proxyholder with Computershare to allow that person to receive a control number from Computershare. Otherwise that person will not be able to vote at the Meeting. Failure to register will result in the proxyholder not receiving a control number to attend, participate or vote at the Meeting. Without a control number, the proxyholder will only be able to attend the Meeting online as a guest. Guests are unable to vote or ask questions.

Registered Shareholders electing to submit a proxy may do so by:

a) Mail - complete, sign, date and mail your proxy to Computershare Investor Services Inc., Proxy Department at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

b) Fax - complete, sign, date and fax your proxy to Computershare at (416) 263-9524 or 1-866-249-7775;

c) Internet voting - vote your proxy online at www.investorvote.com using the 15-digit or 16-digit control number located at the bottom of your proxy; or

d) Telephone - vote your proxy by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America).

In all cases, the proxy must be received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. Proxies received after that time may be accepted by the Chair of the Meeting at such person's sole discretion. The Chair of the Meeting is under no obligation to accept late proxies.

Registered Shareholders may also choose to attend the Meeting, either physical or virtually, and vote their shares at the Meeting location or through the online meeting platform, rather than voting by proxy. This means attending the Meeting physically or virtually at the meeting time set out on the Notice of Meeting, and voting at that time.

The Company recommends Shareholders consider voting by proxy even if they plan to attend the Meeting, in case they are unable to attend physically for any reason or they encounter technical difficulties using the online meeting platform.

Shareholders can attend the Meeting virtually by following these steps:

a) At least a few minutes before the Meeting, go to the Computershare meeting platform website, meetnow.global/M7N5FHV

b) Login by clicking on "I have a Control Number" and entering the 15-digit control number on the proxy form

A "Virtual AGM User Guide" is available with the meeting materials on SEDAR and EDGAR.

Non-Registered Shareholders

The Company sends meeting materials to intermediaries for delivery to Non-Registered Shareholders who have not waived the right to receive them and pays for delivery costs to objecting beneficial Shareholders.

If a Non-Registered Shareholder has not waived the right to receive meeting materials, their intermediary is required for the delivery of the meeting materials. The materials will generally include a voting instruction form ("VIF") that will allow Non-Registered Shareholders to vote their shares.

The VIF should be completed, signed and returned to the Non-Registered Shareholder's intermediary. Non-Registered Shareholders can also vote by telephone or online per the VIF instructions.

Should a Non-Registered Shareholder who received one of the above forms wish to vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder must: (1) follow the instructions on the VIF to indicate that they (or such other person) will virtually attend and vote at the Meeting, and (2) register their appointment at http://www.computershare.com/LithiumAmericas. If the Non-Registered Shareholder completes these two steps within the required timeframe, then, prior to the Meeting, Computershare will contact the Non-Registered Shareholder by email with login details to allow login to the live webcast and voting at the Meeting using the Computershare meeting platform, available online at meetnow.global/M7N5FHV. Non-Registered Shareholders should carefully follow the instructions contained in the VIF of their intermediaries and contact them directly with any questions regarding the voting of Common Shares owned by them. A "Virtual AGM User Guide" is available with the meeting materials on SEDAR and EDGAR.

Voting instructions must be received in sufficient time to allow for the VIF to be forwarded by the intermediary to Computershare before July 27, 2023.

To attend and vote at the Meeting, U.S. Non-Registered Shareholders must first obtain a valid legal proxy from their intermediary and then register in advance to attend the Meeting. The U.S. Non-Registered Shareholder must follow the instructions from their intermediary included with the notice package, or contract their intermediary to request a legal proxy form. After first obtaining a valid legal proxy from their intermediary, to then register to attend the Meeting, U.S. Non-Registered Shareholders must submit a copy of their valid legal proxy to Computershare. Requests for registration should be directed to Computershare by mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by email at USLegalProxy@computershare.com.

Requests for registration must be labeled as "Legal Proxy" and be received no later than July 27, 2023. Non-Registered Shareholders will receive a confirmation of registration by email after Computershare receives the registration materials. All U.S. Non-Registered Shareholders must also register their appointment at the following link: http://computershare.com/LithiumAmericas.

VOTING CHANGES

Shareholders can change how they have voted their shares by proxy in advance of the Meeting.

A Registered Shareholder who has given a proxy may revoke it at any time not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting time or, if adjourned, any reconvened meeting time by sending written notice of revocation signed by the Registered Shareholder of their authorized attorney (or for corporations who are Registered Shareholders, by an authorized officer or attorney under the corporate seal) to the Company's head office at Lithium Americas Corp., Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5, Attention: Corporate Secretary. A proxy may also be revoked in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the time of the revocation. A Shareholder attending the Meeting has the right to vote virtually and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

A Non-Registered Shareholder wishing to change their vote must, at least seven (7) days before the Meeting, contact their intermediary to change their vote and follow their intermediary's instructions. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

LAC Common Shares represented by a properly executed proxy given in favour of the persons designated in the printed portion of the accompanying proxy at the Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the LAC Common Shares represented by the proxy shall be voted accordingly. Except with respect to broker non-votes described below, where no choice is specified, the proxy will confer discretionary authority and will be voted in favour of each matter for which no choice has been specified.

Except with respect to broker non-votes described below, the proxy when properly completed and delivered and not revoked also confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of posting this Circular in accordance with Notice-and-Access, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to the management of the Company should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted in accordance with the best judgement of the nominee.

Under rules of the NYSE, brokers and other intermediaries holding shares in street name for their customers are generally required to vote the shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the securities at their discretion on routine matters, but not on non-routine matters. Other than the proposals to set the number of directors and for the appointment of our auditor, we believe all of the other matters to be voted on at the Meeting are non-routine matters and brokers governed by NYSE rules may not vote the securities held in street name for their customers in relation to these items of business without direction from their customers. The absence of a vote on a non-routine matter is referred to as a broker non-vote. Any securities represented at the Meeting but not voted (whether by abstention, broker non-vote or otherwise) will have no impact in the election of directors or any other matter to be voted on at the Meeting, except to the extent that the failure to vote for an individual nominee results in another individual receiving a larger proportion of votes cast for the election of directors. For purposes of the Company's majority voting policy, a broker non-vote is not considered to be a withhold vote.

TECHNICAL REQUIREMENTS

Participants who intend to attend the Meeting online to vote, should ensure they are entitled to vote and are connected to the internet at all times to allow them to vote on the resolutions during the polling periods for each matter put before the Meeting. Participants are responsible for ensuring they have internet connectivity at all times during the Meeting. Participants will also need to have the latest version of Chrome, Safari, Edge or Firefox. The platform does not support access using Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the Computershare meeting platform, participants should use a network that is not restricted by the security settings of any organization or that has disabled any VPN settings. Logging in at least an hour before the start of the Meeting is recommended to ensure participants are able to access the online platform. Participants who are having technical difficulties with access, can contact 1-888-724-2416 for technical assistance.

Non-Registered Shareholders who wish to vote at the Meeting are responsible for appointing themselves or a third party as a proxyholder and submitting their proxy form with third party appointment details complete to Computershare and registering the third party appointment online with Computershare in advance of the Meeting at http://www.computershare.com/LithiumAmericas.

The Company believes that shareholder participation at meetings is important, regardless of the hybrid online and in-person format for the meeting. As such, the meeting platform the Company has selected allows for Registered Shareholders to ask written questions during the meeting, and during any subsequent Company presentation. This facilitates a similar level of interaction as would be expected at an in-person meeting. Questions will be answered by the Chair of the meeting, or by the Company's senior management in that person's discretion. The Company may choose not to answer any question that is asked of them if they determine the question is inappropriate for any reason.

NOTICE TO U.S. SHAREHOLDERS

This Circular is prepared in accordance with applicable disclosure requirements in Canada. As a "foreign private issuer" under the U.S. Exchange Act, the Company is exempt from proxy solicitation requirements in the United States. This means that the content of this Circular may be different from proxy circulars prepared by domestic issuers in the United States who follow U.S. Exchange Act requirements.

NOTICE-AND-ACCESS

The Company uses Notice-and-Access under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations to distribute the proxy-related materials (including this Circular), the audited financial statements of the Company for the year ended December 31, 2022, and related auditor's report and MD&A to shareholders. This allows the Company to post electronic versions of the meeting materials on SEDAR at www.sedar.com, and on the Company's website at www.lithiumamericas.com instead of mailing paper copies to Shareholders. Notice-and-Access is more environmentally friendly, reducing the use of paper and certain physical delivery-related emissions, and more cost effective for the Company, as it reduces print and mailing costs.

Shareholders still have the right to request paper copies of the meeting materials posted online by the Company under Notice-and-Access if they choose. The Company will not use the "stratification" procedure for Notice-and-Access, where a paper copy of the meeting materials is provided along with the notice package. Shareholders may ask the Company additional questions about Notice-and-Access by calling 1-844-221-7982 or emailing legal@lithiumamericas.com.

The meeting materials are available under the Company's profile on SEDAR and on the Company's website at www.lithiumamericas.com. The Company will provide paper copies of the meeting materials, including proxy-related materials such as the Circular, the audited financial statements of the Company for the year ended December 31, 2022, the auditor's report and the related MD&A free of charge, for a period of up to one year from the date the Circular is filed on SEDAR, to any Shareholder who requests them by calling the Company at 1-844-221-7982, or emailing info@lithiumamericas.com. Shareholders who wish to receive a paper copy of the meeting materials in advance of the Meeting should submit their request to the Company no later than July 10, 2023, to allow themselves sufficient time to receive and review the materials before the proxy submission deadline of 10:00 a.m. (Pacific Time) on July 27, 2023. The Company will send materials within three (3) Business Days of receiving a request if the request is received before the meeting date, or within 10 days if received on or after the meeting date. Shareholders should consider emailing their request to the Company and requesting an electronic copy of the materials to ensure they have sufficient time to review the materials, in which case requests should be sent to the Company by July 20, 2023.

Shareholders will be sent a paper copy of a notice package under Notice-and-Access by pre-paid mail containing: (i) a notification about the Company's use of Notice-and-Access with instructions about how to access the proxy-related materials online, and (ii) for Registered Shareholders, a form of proxy, or for Non-Registered Shareholders a VIF.

ITEMS OF BUSINESS

At the Meeting, the following items of business will be conducted:

RECEIVE FINANCIAL STATEMENTS

Shareholders will receive a link to the audited consolidated financial statements and the auditor's report for the fiscal year ended December 31, 2022. These materials are also available at www.lithiumamericas.com.

SET NUMBER OF DIRECTORS ON THE BOARD

Shareholders will be asked to approve setting the number of directors for the Company at eight (8).

Management recommends a vote FOR setting the number of directors at eight (8).

ELECT DIRECTORS

Shareholders will be asked to vote on the election of eight (8) directors to the Board, who will serve until the Company's next annual meeting of shareholders, until a successor is elected or appointed in accordance with the Articles of the Company and applicable corporate law, or until completion of the Separation. All nominees standing for election have confirmed they are eligible and willing to serve. See "Information Relating to the Annual Meeting Matters" as set out in Schedule "Q" for information about each of the nominees and for general information about the Board.

Management recommends a vote FOR each of the nominated directors. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the nominees listed herein. Shareholders may vote 'for' or 'withhold' for each of the nominees.

APPOINT THE AUDITOR

Voting will occur by Shareholders on the appointment of PwC, to serve as auditors of the Company and for their remuneration to be set by the Board. PwC has served as the Company's auditor since August 2015.

For information on the aggregate fees billed by PwC for their services during the years ended December 31, 2022 and 2021, see "Audit Committee and Risk Information - Audit Fees" in the Company's annual information form for the year ended December 31, 2022.

Management recommends a vote FOR the appointment of the Company's auditors. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the appointment of PwC as auditors of the Company for the ensuing year and the authorization of the Audit Committee and Risk to fix their remuneration.

The Audit Committee and Risk currently consists of Fabiana Chubbs (Chair), George Ireland and Jinhee Magie. National Instrument 52-110 - Audit Committees provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member's independent judgement. The Board has determined that all members of the Audit Committee and Risk are "independent" directors.

APPROACH TO EXECUTIVE COMPENSATION

The Company will hold an advisory vote of Shareholders on compensation paid to executives, to ascertain Shareholder feedback on this important issue.

For details regarding the Company's executive compensation program and decisions made by the Board concerning executive pay for 2023, see the disclosure under the heading "Executive Compensation" in Schedule "Q".

APPROVAL OF THE ARRANGEMENT

Shareholders will be asked to vote to approve the Arrangement Resolution, the full text of which is attached as Schedule "A" to the Circular for the Arrangement, which involves, among other things, Shareholders receiving one Lithium Argentina Common Share and one New LAC Common Share in exchange for each LAC Common Share held on the Effective Date. See "The Arrangement" below.

Management recommends a vote FOR the approval, with or without variation, of the Arrangement Resolution, the full text of which is set forth in Schedule "A". In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the Arrangement Resolution.

APPROVAL OF THE NEW LAC INCENTIVE PLAN

As the LAC Incentive Plan will not carry forward to New LAC, if the Arrangement Resolution is approved at the Meeting, Shareholders will be asked to consider and, if thought appropriate, pass the New LAC Incentive Plan Resolution, the full text of which is attached as Schedule "B" to the Circular.

The aggregate number of New LAC Common Shares that may be subject to issuance under the New LAC Incentive Plan, together with any other securities-based compensation arrangements of New LAC, will not exceed 14,400,737 New LAC Common Shares (representing approximately 9% of the issued and outstanding New LAC Common Shares immediately following the completion of the Arrangement based on the number of issued and outstanding LAC Common Shares as of the date hereof).

For a description of the New LAC Incentive Plan, please refer to "Summary of New LAC Incentive Plan" attached as Appendix "A" to Schedule "H". In addition, the proposed form of the New LAC Incentive Plan is set out in Exhibit III to the Plan of Arrangement attached as Schedule "C". Reference should be made thereto for a complete statement of the terms and conditions of the New LAC Incentive Plan.

Management recommends a vote FOR the approval, with or without variation, of the New LAC Incentive Plan Resolution, the full text of which is set forth in Schedule "B". In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the New LAC Incentive Plan Resolution.

APPROVAL OF MATTERS IN RESPECT OF THE GM TRANSACTION

The GM Transaction

On January 30, 2023, the Company entered into the Master Purchase Agreement with GM pursuant to which GM will make an approximately US$650 million equity investment in the Company in two tranches (the "GM Transaction"), as more particularly described below.

Tranche 1

The first tranche of the GM Transaction closed on February 16, 2023, whereby GM acquired 15,002,243 LAC Common Shares at a price of US$21.339 per share (the "Tranche 1 Subscription Price"), for gross proceeds of approximately US$320 million ("Tranche 1"), resulting in GM holding a 9.9% equity interest in the Company on a non-diluted basis on such date.

Additionally, in connection with Tranche 1, the Company issued 11,890,848 LAC Common Share purchase warrants of the Company to GM (the "Tranche 2 AEWs"), with each Tranche 2 AEW exercisable into a LAC Common Share at a price of US$27.74 (or, post-Arrangement, a New LAC Common Share at a price to be adjusted for the Arrangement) for a term of 36 months following the closing of Tranche 1.

The Company also entered into a subscription agreement between the Company and GM dated February 16, 2023 (the "Tranche 2 Subscription Agreement") setting forth the terms and conditions of Tranche 2 (as defined below).

Tranche 2

In respect of the second tranche of the GM Transaction ("Tranche 2"), following the satisfaction of certain conditions, including a condition that the Company secure sufficient funding to complete certain development milestones for its Thacker Pass Project and provide notice to GM of same (the "TP Available Capital Notice"), GM has agreed to subscribe for LAC Common Shares (or, post-Arrangement, New LAC Common Shares) representing the balance of the aggregate subscription under the GM Transaction of approximately US$330 million, at the current market price on the date of subscription, subject to a maximum price of US$27.74 per LAC Common Share (or a price adjusted for the Arrangement in respect of a New LAC Common Share), being 130% of the Tranche 1 Subscription Price (as adjusted for the Arrangement).

Tranche 2 will be conducted pursuant to either:

(a) the exercise of Tranche 2 AEWs by GM; or

(b) the subscription by GM for that number of LAC Common Shares (or, post-Arrangement, New LAC Common Shares) pursuant to the Tranche 2 Subscription Agreement which represents the balance of the aggregate subscription under the GM Transaction. Pricing will be based on the five (5) day volume weighted average price of the LAC Common Shares (or, post-Arrangement, New LAC Common Shares), on the NYSE ending on the date of the TP Available Capital Notice, subject to a maximum price of US$27.74 per LAC Common Share, being 130% of the Tranche 1 Subscription Price (as adjusted for the Arrangement in respect of New LAC Common Shares).

If GM and the Company implement Tranche 2 by way of a subscription for LAC Common Shares (or, post-Arrangement, New LAC Common Shares) as set forth above, the Tranche 2 AEWs will not be exercisable. Alternatively, if the Shareholders do not approve the 130% price limitation under the Tranche 2 Subscription Agreement, then GM and the Company will complete Tranche 2 through the exercise of the Tranche 2 AEWs.

The adjustment to the maximum subscription price for Tranche 2 pursuant to the Arrangement is determined through a formula and calculation identical to the adjustment of the exercise price for the Tranche 2 AEWs pursuant to the Arrangement. See the description of the Tranche 2 AEWs under "Description of Capital Structure - New LAC Tranche 2 AEWs" in Schedule "H" - Information Concerning New LAC Post-Arrangement for a description and illustrative examples of such adjustment formula and calculation.

Tranche 2 would result in a maximum aggregate holding by GM of 19.9% of the LAC Common Shares (or, post-Arrangement, New LAC Common Shares), unless TSX approval and requisite disinterested Shareholder approvals are obtained for GM and its affiliates to own more than 20% of the issued and outstanding LAC Common Shares (or, post-Arrangement, New LAC Common Shares).

The TSX requires that shareholder approval be obtained for transactions which materially affect control of a listed issuer (see section 604 of the TSX Company Manual). A transaction that results, or could result, in a new holding of more than 20% of the voting securities by one security holder or combination of security holders acting together may be considered to materially affect control, unless the circumstances indicate otherwise.

Accordingly, because Tranche 2 could materially affect control of the Company, the Company is seeking to obtain disinterested Shareholder approval of the ownership by GM of more than 20% of the issued and outstanding LAC Common Shares (or, post-Arrangement, New LAC Common Shares). The disinterested Shareholders for the purposes of the GM Tranche 2 Ownership Resolution will be all shareholders of the Company other than GM and its associates and affiliates.

If disinterested Shareholder approval is obtained to permit GM to hold in excess of 20% of the LAC Common Shares (or, post-Arrangement, New LAC Common Shares), then pursuant to the Tranche 2 Subscription Agreement, there will be a limitation on the Tranche 2 subscription such that GM's investment in the Company must not exceed an established threshold of Company (or, post-Arrangement, New LAC) share capital. The established threshold agreed to by the parties is the lesser of 30% and such number of shares that would result in GM having to consolidate its interest in the Company (or, post-Arrangement, New LAC) in its financial statements (estimated to be greater than 30%).

For additional information about the GM Transaction, see the material change report of the Company dated February 7, 2023 and Schedule "H" - Information Concerning New LAC Post-Arrangement.

The GM Transaction Resolutions

To that end, at the Meeting, disinterested Shareholders will be asked to consider, and if deemed advisable, pass:

  an ordinary resolution approving the maximum pricing limitation for the Tranche 2 subscription of US$27.74 per share (as adjusted for the Arrangement) (the "GM Tranche 2 Pricing Resolution"), the full text of which is set out in Schedule "O"; and

  an ordinary resolution approving the ownership by GM and its affiliates of more than 20% of the issued and outstanding common shares of the Company (or, post-Arrangement, New LAC) (the "GM Tranche 2 Ownership Resolution"), the full text of which is set out in Schedule "P",

(together, the "GM Transaction Resolutions").

Disinterested Shareholders for the purposes of the GM Transaction Resolutions will be all Shareholders of the Company other than GM and its associates and affiliates.

Each of the directors who stand for re-election and senior officers of the Company has agreed to vote his or her shares in favour of the GM Transaction Resolutions.

The GM Transaction, including Tranche 2, was the result of a comprehensive search for an advantageous anchor equity financing by the Company and consideration of a full range of financing alternatives. The GM Transaction represents a meaningful commitment of capital and on attractive terms compared to discounts typically associated with public equity offerings. GM's ownership would be subject to a maximum of 30%, ensuring that more than 66⅔% of the shares are held by other parties and GM does not have de facto control of the Company (or New LAC, as applicable). As a result, the Company (and, post-Arrangement, New LAC) are expected to remain widely held public companies.

It is important for Shareholders to support the GM Transaction Resolutions to allow the Company (or New LAC if the Arrangement is completed) to execute an important component of its financing strategy for the development of the Thacker Pass Project on the Company's targeted timeline. In the event the GM Transaction Resolutions are not approved, the Company (or New LAC, as applicable), may not be able to close on the full amount of gross proceeds from the Tranche 2 subscription, thereby requiring the Company to seek alternative financing, in addition to those sources currently forming part of its financing strategy. In which case, any new financing required to advance the Thacker Pass Project may not be on attractive terms and may result in further dilution, costs and delays to the project development strategy. Further, having full confidence in the receipt of the full quantum of Tranche 2 is important to the Company's effort to secure funding from the U.S. Department of Energy, which may in turn be delayed if the GM Transaction Resolutions are not approved.

The Board after consulting with outside legal and financial advisors, has unanimously determined that the GM Transaction Resolutions are in the best interests of the Company, and unanimously recommends that the Shareholders vote in favour of the GM Transaction Resolutions, the full text of which are set forth in Schedule "O" and Schedule "P". In the absence of instructions to the contrary, the accompanying proxy for all disinterested Shareholders will be voted FOR the GM Tranche 2 Pricing Resolution and the GM Tranche 2 Ownership Resolution.

OTHER BUSINESS CONDUCT

The Company is not aware of any other business that may be raised at the Meeting. If any other matters do arise, management who is named in the proxy intend to vote on any poll using their best judgement. They will exercise discretionary authority when considering any amendments or variations of matters set out in the Notice of Meeting, or other matters that may properly come before the Meeting or any adjournment.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company's last completed financial year, nor any proposed nominee for director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors, or the approval of the Arrangement and the New LAC Incentive Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out in this Circular, or in the Company's annual information form, annual financial statements and MD&A for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws and which are available on SEDAR, no person who has been a director or executive officer of the Company, nor any proposed nominee for director of the Company, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding LAC Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Company's last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

THE ARRANGEMENT

The following contains only a summary of the Plan of Arrangement, the Arrangement, the rights of Dissenting Shareholders and the Arrangement Agreement and certain related agreements and matters. Shareholders are urged to read the more detailed information included elsewhere in, or incorporated into, this Circular, including the Plan of Arrangement attached as Schedule "C", Section 238 of the BCBCA and the requirements of the Interim Order relating to the rights of Dissenting Shareholders attached as Schedule "G" and Schedule "E", respectively, and the Arrangement Agreement, a copy of which is attached as Schedule "C" to this Circular.

The Separation of LAC will create two publicly-traded companies which the Company believes will be better able to pursue independent strategies and opportunities for growth and ultimately enhance long-term value for Shareholders. Lithium Argentina will be a lithium company focused on advancing the Caucharí-Olaroz Project to full production in the second half of 2023 while pursuing regional growth in Argentina. New LAC will be a North America focused lithium company set on advancing the Thacker Pass Project through construction to production and supporting the development of a North American supply chain for lithium.

The Separation is to be implemented through the Arrangement. The Arrangement effects a series of transactions resulting in the transfer of the North American Business to New LAC and the distribution to Participating Shareholders of all of the New LAC Common Shares. The Arrangement will result in, among other things, each Participating Shareholder receiving one Lithium Argentina Common Share and one New LAC Common Share for each LAC Common Share held by such Participating Shareholder before the Arrangement. Immediately after giving effect to the Arrangement, Participating Shareholders will hold all of the outstanding Lithium Argentina Common Shares and New LAC Common Shares.

BACKGROUND FOR THE ARRANGEMENT

LAC is a Canadian-based resource company focused on advancing lithium development projects in Argentina and North America. In Argentina, the Caucharí-Olaroz Project, located in the Province of Jujuy, has recently commenced non-commercial production as the largest new lithium brine operation in over 20 years, and the Pastos Grandes Project and Sal de la Puna project located in the Province of Salta represent regional growth opportunities for LAC. In North America, the Thacker Pass Project, located in north-western Nevada, United States, has commenced construction following completion of a feasibility study for project development. LAC's main focus in the near term is on advancing both the Caucharí-Olaroz Project and the Thacker Pass Project.

Management and the Board continually review LAC's business and capital structure to pursue transactions or structural alternatives that create and enhance long-term shareholder value. In 2021, they began an evaluation, with LAC's financial advisors, of available strategic alternatives for enhancing the value of LAC, including an evaluation of the merits of separating LAC's North American and Argentinian businesses. Other strategic alternatives that were considered as part of the evaluation include merger and acquisition opportunities, a sale of assets, investments by strategic investors, strategic alliances, project financing avenues for the Thacker Pass Project (including a loan under the U.S. Department of Energy's ATVM Loan Program) and a business combination with a special purpose acquisition company.

At a Board meeting held on February 25, 2022, a presentation was made to the Board on strategic financing alternatives for LAC and relevant considerations with respect to the Company's ability to concurrently advance its two main mining projects. Also under discussion were the benefits and other relevant considerations of dividing LAC's business into two separate publicly traded companies, one focused on the North American business and the other on the Argentinian business. Following a consideration of available alternatives, the Board authorized management to commence work on exploring a separation transaction. Accordingly, on February 28, 2022, LAC announced that it had started the process of exploring a separation of its U.S. and Argentina operations through the creation of a standalone public company focused on the development of the Thacker Pass Project, and that it was also assessing available alternatives and structures to effect such separation.

On April 6, 2022, LAC formally engaged BMO Capital Markets to act as the Company's financial advisor in respect of a potential separation transaction and associated potential equity investment in the Thacker Pass Project.

Over the course of 2022, the Company's management, with the assistance of LAC's financial, accounting, legal and tax advisors and under the supervision of the Board, continued to evaluate and refine the optimal structure, terms and timing (including timing of necessary tax rulings) for implementing this strategy and to concurrently consider and pursue various strategic investment alternatives and offtake relationships with various potential third parties, including automotive, industrial and chemical manufacturers and other potential candidates.

On November 1, 2022, the Board met with management, BMO Capital Markets and LAC's corporate legal counsel, Cassels Brock & Blackwell LLP and LAC's special counsel McCarthy Tétrault LLP and received a detailed update presentation on strategic alternatives, as well as a report on the progress to date of advancing a separation transaction, the rationale, anticipated benefits, risks, possible structure, timeline, board responsibilities and other matters in connection with the proposed separation transaction, including implications for Shareholders and other stakeholders. After considering the matter, the Board authorized management to continue to work on the proposed separation transaction and to report to the Board as appropriate, with the proposed transaction remaining subject to Board approval. On November 3, 2022, LAC therefore announced its plan to advance a reorganization by way of a plan of arrangement that would result in the separation of its North American and Argentinian business units into two independent public companies. In such announcement, the Company also provided an overview of the proposed structure, the anticipated operational focus of each company, and the key filings and deliverables in its execution plan, among other things.

Subsequent to this announcement, management and its advisers continued to advance various work streams in preparation for a separation transaction, including filing documentation with the CRA and the IRS to request the Tax Rulings.

On January 30, 2023, the Company secured a commitment from GM for an approximately US$650 million equity investment in the Company to fund the development of the Thacker Pass Project and the entering into of an offtake agreement for all Phase 1 production. Concurrently with the announcement of the GM Transaction on January 31, 2023, LAC announced the results of its feasibility study for the Thacker Pass Project. Following receipt of a favorable ruling from the US District Court, District of Nevada on February 6, 2023, for the appeal filed against the Bureau of Land Management for the issuance of the Record of Decision relating to the Thacker Pass Project whereby the court declined to vacate the Record of Decision for the mining Plan of Operations for the project, the first tranche of approximately $320 million of the GM investment closed with GM thereby becoming a 9.9% shareholder (on a non-diluted basis) of LAC. In connection with the closing of Tranche 1, GM executed the Investor Rights Agreement pursuant to which GM is required to "lock-up" its LAC securities (or securities of Lithium Argentina and New LAC, as applicable) until the later of (i) one (1) year after the Separation, or (ii) the earlier of (x) six (6) months after the closing of Tranche 2 of the placement, or (y) the date the Tranche 2 is not completed in accordance with its terms, provided that the foregoing lock-up restriction will not apply if the Separation does not occur. The Offtake Agreement was also entered into concurrently with the closing of Tranche 1.

On February 9, 2023, management, BMO Capital Markets and Cassels Brock & Blackwell LLP provided an update to the Board on the progress of the work relating to the preparations for a separation transaction. Following the February 9th update, members of the Board and management ramped up efforts in connection with the determination of the board and management composition of both Lithium Argentina and New LAC following the completion of the Arrangement along with recruitment efforts.

On March 30, 2023, the Board received an update from management on the status and timing of various workstreams to advance the separation transaction, and directors provided an update on efforts to recruit additional directors for the boards of directors of both resulting entities along with certain executive officer positions.

On May 2, 2023, the Board retained Stifel GMP to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by Shareholders under the Arrangement.

On May 10, 2023 the GNCL Committee met with management to consider the treatment of incentive securities in the Arrangement and make a recommendation on these matters to the Board.

On May 11, 2023, the Company amended its engagement letter with BMO Capital Markets to provide for, among other things, the delivery of the BMO Fairness Opinion to the Board.

On May 15, 2023, the Board held a meeting to consider whether to approve the Arrangement, the Original Arrangement Agreement and certain related matters. At this meeting, the Board received and considered a presentation from each of LAC's management, BMO Capital Markets, Stifel GMP and Cassels Brock & Blackwell LLP which included an update regarding the status of various matters relating to the proposed transaction, including transaction documentation. Following management's and the attending advisors' update, each of BMO Capital Markets and Stifel GMP rendered to the Board a verbal opinion that, as of the date thereof, based on the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. Following further discussion, the Board unanimously resolved to approve the Original Arrangement Agreement and to make the recommendations described below under the heading "Recommendation of the Board". The Board also mandated the members of the GNCL Committee, which met immediately following the Board meeting, to review and make certain determinations in accordance with MI 61-101 in relation to the Arrangement.

Following the meetings on May 15, 2023, LAC and New LAC executed the Original Arrangement Agreement and LAC publicly announced the board approval of the Original Arrangement Agreement.

On June 14, 2023, the Company and Ganfeng entered into a voting support agreement.

On June 14, 2023, LAC and New LAC entered into the Arrangement Agreement to, among other things, include information with respect to the finalized composition of the board of directors of each of Lithium Argentina and New LAC in the Plan of Arrangement.

REASONS FOR THE ARRANGEMENT

The Board of Directors, acting with the advice and assistance of its financial, legal, accounting and tax advisors and management, carefully evaluated the Arrangement and the Board has unanimously determined that the Arrangement is in the best interests of the Company and recommends that the Shareholders vote FOR the Arrangement Resolution. In reaching these determinations, the Board considered, among other things, the factors and benefits summarized below. The potential factors and benefits described below are subject to a number of risks that could cause some or all of these factors and benefits to not be realized, in whole or in part. See "Risk Factors Relating to the Arrangement".

Enhanced Business and Strategic Focus

Lithium Argentina and New LAC are expected to have different growth characteristics, financing requirements, personnel needs, geographical focus, and geopolitical and market dynamics.

The strategy of Lithium Argentina will be focused on ramping up the Caucharí-Olaroz Project into production in 2023, with Stage 1 expected to ramp up to 40,000 lithium carbonate tonnes of production per annum. Lithium Argentina will also be focused on further maximizing shareholder value through its Argentinian growth portfolio of assets, including a Stage 2 expansion at the Caucharí-Olaroz Project and advancing regional growth opportunities at the Pastos Grandes Project and value to be unlocked through the integration of the Sal de la Puna project. Lithium Argentina will provide very near-term exposure to strong lithium prices, strong cash flow and earnings before interest, taxes, depreciation and amortization coupled with a robust pipeline of future growth opportunities.

New LAC will be focused on constructing the Thacker Pass Project, targeting total production capacity of 80,000 tpa of battery-quality lithium carbonate to be developed in two phases of 40,000 tpa, being Phase 1 and Phase 2, respectively. LAC has received all federal and state permits needed to commence construction.  In January 2023, LAC announced GM as an equity investor and offtake partner at the Thacker Pass Project. In February 2023, LAC received a favourable ruling on the Record of Decision appeal. In March 2023, LAC announced it has commenced construction of the project. New LAC will continue to advance the Thacker Pass Project towards production and support the development of a North American supply chain for lithium.

The Separation into two independent companies, each with its own board of directors and separate management teams, will provide each company with devoted resources and enhanced business focus on their respective core markets and businesses. This will permit each company to pursue independent strategies best suited to their respective business plans.

Independent and Unique Growth Opportunities

Each of the two businesses has attractive and unique opportunities for both organic expansion and external growth through acquisitions, capital investments and geographic expansion. Lithium Argentina's robust growth pipeline includes Stage 2 of the Caucharí-Olaroz Project and developing the Pastos Grandes basin. New LAC will be focused on future expansions of Thacker Pass. Each of these opportunities requires significant management focus and resources to execute. Separating the businesses will enable each company to dedicate resources to advance its respective projects in parallel, thereby mitigating the challenge of competing resources as these projects enter their next stages of growth.

Experienced and Focused Leadership

Each company will be led by experienced directors and executives with deep industry expertise, who have demonstrated success building LAC or other similar businesses and who have the requisite track record to deliver on objectives and pursue growth for their respective companies. The Separation is expected to provide significant opportunity for internal talent development and leadership given that LAC has a significant depth of talent in both Argentina and North America. Furthermore, the Separation is expected to support attracting new talent better suited to the needs of each business.

Improved Market Understanding and Valuation

By establishing two separate public companies with independent public reporting and a simplified corporate structure, investors, analysts and other interested parties should be able to more accurately compare and evaluate each company on a stand-alone basis against appropriate peers, benchmarks and performance criteria specific to each company. The Board believes that each separate company has its own unique set of compelling valuation drivers and attributes and expects that over time the separate companies will, in the aggregate, realize a higher long-term valuation compared to the valuation that would be achieved if all of LAC's assets continued to be held within the same company.

Increased Value and Flexibility for Shareholders

The Arrangement will provide Shareholders with ownership of two independent investment opportunities to enhance Shareholder value, in respect of:

  Lithium Argentina, which will benefit from the ramp up of the Caucharí-Olaroz Project as well as its significant growth pipeline, including Stage 2 of the Caucharí-Olaroz Project, the Pastos Grandes basin, and other regional growth opportunities; and

  New LAC, which will benefit from developing the Thacker Pass Project, one of the largest known lithium resources in North America, a strategic offtake partnership with GM, and direct alignment with the U.S. national agenda to enhance domestic supply of critical minerals.

Immediately after the Effective Time, Shareholders will retain the same proportionate voting and equity interest in both companies. Going forward, Shareholders will have additional investment flexibility with respect to exposure to each type of investment as they will hold direct interest in the two standalone public companies.

Independent Capital Allocation and Capital Raising

As separate companies, Lithium Argentina and New LAC will have independent balance sheets and capital markets profiles, which will provide them with independent access to capital resulting in more tailored capital allocation practices to advance their respective projects. Each business will be able to appropriately structure its balance sheet and consider external capital raising with increased and narrowed focus on its own business. This principle stands behind GM Tranche 2 being directed into New LAC as the funds will be used to advance the construction of the Thacker Pass Project.

Lithium Argentina is expected to start generating operating cash flow from Caucharí-Olaroz Project production in the near-term, which is expected to be used to fund its growth pipeline. New LAC will be focused on optimizing the funding for Phase 1 development of the Thacker Pass Project and expects to benefit from financing opportunities related to the U.S. energy transition efforts, including the U.S. Department of Energy's ATVM Loan Program, and initiatives to advance a North American-based critical minerals supply chain.

Deeper Management Expertise

LAC has assembled and developed a significant amount of industry expertise.  In Argentina, this includes, among others, commercial scale extraction of lithium from brine, labor relations and staffing, operating at significant altitude, brine hydrology, government and community relations, exploration, local business management and operational skills. In North America, this includes, among others, developing techniques to extract lithium from clay, neutralization of tailings, government and community relations and local exploration skills.

Allowing the businesses to function independently will allow management to focus on its specific domain of expertise and deliver value to shareholders. LAC anticipates there is still significant scope for each company to develop processes and expertise that will enable it to maximize the value of its resources.

Tax Deferred Transaction

The Arrangement will generally occur on a tax-deferred basis for Shareholders resident in Canada and the United States who hold their LAC Common Shares as capital property (in Canada) and capital assets (in the United States), provided that the material facts presented in the Tax Rulings are accurately stated, the transfer is implemented as disclosed to the CRA and the IRS, and certain other conditions are satisfied.

Better Ability to Attract, Retain and Motivate Key Personnel

The Separation of LAC into two independent public companies will also enable each to provide business-specific incentives to key personnel. Compensation arrangements can more closely align the role of each executive and employee with the performance of the business that engages them, enhancing each company's ability to attract, retain and motivate key personnel. Given the different lithium resource types (brine in Argentina and clay-based at Thacker Pass), each company's employees can develop specific, advanced expertise on its resources and extraction methods.

Fairness Opinions

The Board has received and considered each of the Fairness Opinions and has concluded that, as of the date thereof and based upon and subject to various factors, assumptions, qualifications and limitations set forth in each of the Fairness Opinions, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Shareholder and Court Approval

The requirements for approval of the Arrangement are: (i) 66⅔% of the votes cast at the Meeting by the Shareholders; (ii) the approval of a majority of the votes cast by the Minority Shareholders at the Meeting; and (iii) Court approval after a hearing at which fairness to the Shareholders of the Arrangement will be considered. GM and Ganfeng, which collectively own approximately 18.8% of the Company's outstanding shares, as well as the Company's senior officers and directors who stand for re-election, have each entered into a voting support agreement in favour of the Separation. See "Support Agreements".

The foregoing are the material benefits considered by the Board in its evaluation of the Arrangement, but are not intended to be exhaustive. The Board of Directors also carefully considered the risks described under the heading "Risk Factors", weighed those risks against the foregoing factors and concluded that the foregoing factors outweigh such risks. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the foregoing factors or risks. In addition, individual members of the Board may have assigned different weights to various factors and risks.

Dissent Rights

Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their LAC Common Shares in accordance with section 237 to 247 of the BCBCA as modified by the Plan of Arrangement and the Interim Order.

RECOMMENDATION OF THE BOARD

The Board, having considered, among other things, the reasons for the Arrangement and the Fairness Opinions of BMO Capital Markets and Stifel GMP with respect to the Arrangement, has unanimously determined that the Arrangement is in the best interests of LAC and its Shareholders.

The Board has unanimously approved the Arrangement, the terms of the Arrangement Agreement and the transactions contemplated thereby, and unanimously recommends that Shareholders vote:

  FOR the Arrangement Resolution; and

  Subject to the approval of the Arrangement Resolution, FOR the New LAC Incentive Plan Resolution

FAIRNESS OF THE ARRANGEMENT

The Company engaged BMO Capital Markets pursuant to an engagement letter dated April 6, 2022, which was amended on May 11, 2023. Under the terms of the engagement letter, BMO Capital Markets agreed to act as financial advisor to the Company in respect of, among other things, a potential separation transaction and associated potential equity investment in the Thacker Pass Project and the provision of the BMO Fairness Opinion to the Board. The Company also retained Stifel GMP pursuant to an engagement letter dated May 2, 2023 to prepare and deliver the Stifel GMP Fairness Opinion in an independent capacity.

In connection with such engagements, each of BMO Capital Markets and Stifel GMP rendered to the Board a verbal opinion on May 15, 2023, subsequently confirmed in writing, that as at the date thereof, based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. In providing the Fairness Opinions, each of BMO Capital Markets and Stifel GMP considered certain aspects of the Arrangement and the Original Arrangement Agreement.

The full text of the Fairness Opinions, which set forth, among other things, the assumptions made, matters considered, qualifications and any limitations on each of the Fairness Opinions and the review undertaken by each of BMO Capital Markets and Stifel GMP in connection with rendering each of their opinions, is contained in Schedule "D" to this Circular. The summary of the Fairness Opinions set forth in this Circular is qualified in its entirety by reference to the full text of such opinions and Shareholders are urged to read the Fairness Opinions carefully and in their entirety.

BMO Capital Markets acted as financial advisor to the Company with respect to the Arrangement and, pursuant to its engagement letter with the Company, will receive a fee from the Company for its services as financial advisor, including a fixed fee for the BMO Fairness Opinion and fees that are contingent on completion of the Arrangement. The Company has also agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses incurred by BMO Capital Markets in respect of its services and to indemnify BMO Capital Markets against certain liabilities that may arise out of its engagement. In addition, the Company has agreed to pay Stifel GMP a fee for preparing and delivering the Stifel GMP Fairness Opinion, regardless of its conclusions and whether the Arrangement is completed, as well as to reimburse Stifel GMP for reasonable out-of-pocket expenses and to indemnify it for certain liabilities arising out of its engagement to provide the Stifel GMP Fairness Opinion.

The Fairness Opinions do not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the resolutions to be considered by Shareholders at the Meeting or any other matter. The Fairness Opinions do not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategic alternatives that may be available to the Company. The Fairness Opinions are only one factor that was taken into consideration by the Board in making its determination to recommend that the Shareholders vote in favour of the Arrangement Resolution. See "The Arrangement - Reasons for the Arrangement".

The Board urges Shareholders to review the Fairness Opinions carefully and in their entirety. For further details, see Schedule "D" to this Circular.

DETAILS OF THE ARRANGEMENT

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix A to the Arrangement Agreement attached as Schedule "C" to this Circular. Shareholders are urged to carefully read the Plan of Arrangement in its entirety.

Solely for the purpose of completing the Arrangement, on the Effective Date, except as otherwise stated in the Plan of Arrangement and except for filing elections under the Tax Act, each of the procedural transactions and events described below will occur in the following sequence effective at one-minute intervals starting at the Effective Time, without any further authorization, act or formality by LAC, New LAC or any other Person:

(a) Dissenting Shareholders

Each LAC Common Share held by a Dissenting Shareholder will be, and will be deemed to be, transferred to LAC by the holder thereof and will be cancelled, without any further authorization, act or formality, free and clear of all liens, claims and encumbrances, and LAC will be obliged to pay such Dissenting Shareholder an amount therefor as determined by an order of the Court in accordance with Article 3 of the Plan of Arrangement, and such Dissenting Shareholder will be deemed to be removed from the securities register of LAC as a holder of LAC Common Shares and will cease to be the holder of such LAC Common Shares or to have any rights as a Shareholder other than the right to be paid the fair value for such LAC Common Shares as set out in Article 3 of the Plan of Arrangement.

(b) LAC Incentive Plan and New LAC Incentive Plan

(i) The terms and conditions of the LAC Incentive Plan will be amended and restated in the form and substance set out in Exhibit II to the Plan of Arrangement.

(ii) The New LAC Incentive Plan will come into force and effect with the terms and conditions set out in Exhibit III to the Plan of Arrangement.

(c) Treatment of LAC Equity Awards

(i) Exchange of LAC DSUs for New LAC DSUs and Lithium Argentina DSUs

Holders of LAC DSUs will dispose of (i) the Butterfly Percentage of each LAC DSU to New LAC for one New LAC DSU, and (ii) the remaining portion of each LAC DSU to LAC for one Lithium Argentina DSU, subject to adjustment.

The LAC DSUs so exchanged will be cancelled.

(ii) Exchange of LAC PSUs for New LAC PSUs and Lithium Argentina PSUs

Holders of LAC PSUs will dispose of (i) the Butterfly Percentage of each LAC PSU to New LAC for one New LAC PSU, and (ii) the remaining portion of each LAC PSU to LAC for one Lithium Argentina PSU, subject to adjustment.

The LAC PSUs so exchanged will be cancelled.

(iii) Exchange of LAC RSUs for New LAC RSUs and Lithium Argentina RSUs

Holders of LAC RSUs will dispose of (i) the Butterfly Percentage of each LAC RSU to New LAC for one New LAC RSU, and (ii) the remaining portion of each LAC RSU to LAC for one Lithium Argentina RSU, subject to adjustment as follows.

The LAC RSUs so exchanged will be cancelled.

(d) Reorganization of LAC Share Capital

The authorized share capital of LAC will be reorganized and its Articles and Notice of Articles will be altered to create and to authorize the issuance of an unlimited number of LAC Class A Common Shares and an unlimited number of LAC Preference Shares, each a new class of shares, in addition to the LAC Common Shares it is authorized to issue immediately before such alteration, attaching the respective rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement.

(e) First LAC Share Exchange

Each Participating Shareholder will transfer each LAC Common Share held by such Participating Shareholder to LAC in exchange for: (x) one LAC Class A Common Share; and (y) one LAC Preference Share.

(f) New LAC Share Exchange

Each Participating Shareholder will transfer each LAC Preference Share held by such Participating Shareholder to New LAC in exchange for one New LAC Common Share.

(g) Distribution

LAC will transfer to New LAC all of the Distribution Property in consideration for New LAC's assumption of liabilities and obligations related to the Distribution Property (including LAC's liabilities and obligations related to the Offtake Agreement) and the issuance of 1,000,000 New LAC Preference Shares to LAC.

(h) New LAC Redemption

New LAC will redeem for cancellation all of the New LAC Preference Shares held by LAC in consideration for the aggregate of the New LAC Redemption Amount. New LAC will issue the New LAC Redemption Note to LAC in payment of the aggregate of the New LAC Redemption Amount.

(i) LAC Redemption

LAC will redeem for cancellation all of the LAC Preference Shares held by New LAC in consideration for the aggregate of the LAC Redemption Amount. LAC will issue the LAC Redemption Note to New LAC in payment of the aggregate of the LAC Redemption Amount.

(j) Second LAC Share Exchange

Each Participating Shareholder will transfer each LAC Class A Common Share held by such Participating Shareholder to LAC in exchange for one LAC Common Share.

(k) Set-Off

Pursuant to a settlement agreement between LAC and New LAC: (i) LAC will repay the LAC Redemption Note by transferring to New LAC its New LAC Redemption Note; (ii) New LAC will repay the New LAC Redemption Note by transferring to LAC its LAC Redemption Note; and (iii) each of the LAC Redemption Note and the New LAC Redemption Note will be cancelled.

(l) Name Change of LAC and Elimination of Certain Classes of Shares

The Articles and Notice of Articles of LAC (as Lithium Argentina) will be altered to:

(i) change the name of LAC (as Lithium Argentina) from "Lithium Americas Corp." to "Lithium Americas (Argentina) Corp."; and

(ii) eliminate the LAC Class A Common Shares and the LAC Preference Shares from the authorized share capital of LAC (as Lithium Argentina), such that, immediately following such alteration, LAC (as Lithium Argentina) will be authorized to issue an unlimited number of LAC Common Shares (being Lithium Argentina Common Shares).

(m) Name Change of New LAC and Elimination of Certain Classes of Shares

The Articles and Notice of Articles of New LAC will be altered to:

(i) change the name of New LAC from "1397468 B.C. Ltd." to "Lithium Americas Corp."; and

(ii) eliminate the New LAC Preference Shares from the authorized share capital of New LAC, such that, immediately following such alteration, New LAC will be authorized to issue an unlimited number of New LAC Common Shares.

(n) Change in Directors

(i) the following directors of LAC (being Lithium Argentina) will resign from the Board: Fabiana Chubbs, Kelvin Dushnisky, Jonathan Evans, Yuan Gao and Jinhee Magie;

(ii) the number of directors of Lithium Argentina will be reduced to six (6) and the directors of Lithium Argentina will be Diego Lopez Casanello, Robert Doyle, George Ireland, John Kanellitsas, Franco Mignacco and Calum Morrison, such directors to hold office until the close of the next annual meeting of shareholders of Lithium Argentina or until their successors are elected or appointed;

(iii) the number of directors of New LAC will be set at eight (8) and the directors of New LAC will be Michael Brown, Fabiana Chubbs, Kelvin Dushnisky, Jonathan Evans, Yuan Gao, Zach Kirkman, Jinhee Magie and Philip Montgomery, such directors to hold office until the close of the next annual meeting of shareholders of New LAC or until their successors are elected or appointed;

(iv) until the next annual meeting of shareholders of Lithium Argentina, the directors of Lithium Argentina will have the authority to appoint one or more additional directors on its Board who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of Lithium Argentina or until their successors are elected or appointed, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of Lithium Argentina, as contemplated by section 2.3(n)(ii) of the Plan of Arrangement; and

(v) until the next annual meeting of shareholders of New LAC, the directors of New LAC will have the authority to appoint one or more additional directors on its board of directors who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of New LAC or until their successors are elected or appointed, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of New LAC, as contemplated by section 2.3(n)(iii) of the Plan of Arrangement.

The effect of the Arrangement can be summarized by the following diagrams:

The following diagram sets out an abbreviated organizational structure of the Company and New LAC immediately prior to the implementation of the Arrangement:

The following diagram sets out an abbreviated organizational structure of Lithium Argentina and New LAC immediately following the implementation of the Arrangement:

ARRANGEMENT AGREEMENT AND RELATED AGREEMENTS

The Company and New LAC have entered into the Arrangement Agreement, which provides for, among other things, the terms of the Plan of Arrangement, the conditions to its completion, actions to be taken prior to and after the Effective Date and indemnities between the companies after the Effective Date, the substance of which is summarized below or elsewhere in this Circular.

Under the Arrangement Agreement, the parties have also agreed to enter into the Transitional Services Agreement and the Tax Indemnity and Cooperation Agreement on the Effective Date after completion of the Arrangement. Details of the expected terms of the Transitional Services Agreement are described below under the heading "The Arrangement - Transitional Services Agreement". The expected terms of the Tax Indemnity and Cooperation Agreement are described below under the heading "The Arrangement - Tax Indemnity and Cooperation Agreement".

Pursuant to the Arrangement Agreement, each of the parties has agreed to use commercially reasonable efforts and to do all things reasonably required to complete the transactions contemplated in the Arrangement Agreement. The Arrangement Agreement provides that the obligation of the Company to complete the Arrangement is subject to receipt of a number of approvals and rulings and fulfillment of a number of conditions described under "The Arrangement - Conditions to the Arrangement and Tax Rulings". Notwithstanding fulfillment of all conditions and receipt of the contemplated approvals, the Company may decide at any time before or after the Meeting, but prior to the Effective Date, to terminate the Arrangement Agreement and not to proceed with the Arrangement without any further action on the part of the other parties to the Arrangement Agreement, the Shareholders or the Court. The Board considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur after the Meeting and prior to the Effective Date which, in the opinion of the Board, makes it inappropriate to complete the Arrangement. The Arrangement Resolution also provides this discretion to the Board.

Further, under the Arrangement Agreement, both the Plan of Arrangement and the Tax Rulings may be amended by the Company, so long as such amendment is not materially adverse to the other parties to the Arrangement Agreement, before or after the Meeting without further notice to or approval by the other parties or the Shareholders. The Arrangement Resolution also authorizes the Board to amend the Plan of Arrangement without further notice to or approval by the Shareholders. The Company has no present intention to amend the Plan of Arrangement. However, it is possible that a failure to complete appropriate new financing arrangements or market or other conditions could make it advisable to amend the Plan of Arrangement. In addition, it is possible that, due to further discussions with the CRA in respect of the Canadian Tax Ruling and the IRS in respect of the U.S. Tax Ruling or other considerations, the Board may determine that it is appropriate that amendments be made to the Plan of Arrangement or the Tax Rulings. The Company has also reserved the right in its sole discretion to amend the Arrangement Agreement to the extent that such amendment is necessary or advisable due to the Tax Rulings, Interim Order or Final Order.

Pursuant to the Arrangement Agreement, each of the Company and New LAC has agreed to indemnify and hold harmless the other party (and its representatives) against any loss suffered or incurred resulting from, among other things, a breach of a representation, warranty or covenant or any loss suffered as a result of a claim against that other party relating to the indemnifying party or its business. In addition, the parties have agreed to enter into the Tax Indemnity and Cooperation Agreement, which will provide for, among other things, a covenant from each of the Company and New LAC that it will not take any action, omit to take any action or enter into any transaction that could cause the Arrangement or any related transaction to be treated in a manner inconsistent with the Tax Rulings. Each party has agreed that it will indemnify the other party against any loss suffered or incurred which results from the indemnifying party's breach of this covenant or certain related covenants made in the Tax Indemnity and Cooperation Agreement. For a discussion of certain actions, omissions and transactions that could cause a loss requiring one of the parties to indemnify the other under the Arrangement Agreement, see "The Arrangement - Conditions to the Tax Rulings".

PRE-ARRANGEMENT TRANSACTIONS

On January 23, 2023, New LAC was formed under the BCBCA in order to carry out the Arrangement. Until the Arrangement is effected, New LAC will have no assets or liabilities, will conduct no operations and will not issue any shares in its capital stock.

AUTHORITY OF THE BOARD

By passing the Arrangement Resolution, the Shareholders will also be giving authority to the Board to use its judgment to proceed with and cause the Company to complete the Arrangement or to abandon the Arrangement without any requirement to seek or obtain any further approval of the Shareholders.

The Arrangement Resolution also provides that the terms of the Plan of Arrangement may be amended by the Board before or after the Meeting without further notice to Shareholders, unless directed by the Court. Although the Board has no current intention to amend the terms of the Plan of Arrangement, it is possible that the Board may determine that certain amendments are appropriate, necessary or desirable.

CONDITIONS TO CLOSING OF THE ARRANGEMENT AND TAX RULINGS

Conditions to the Arrangement

The obligation of the Company to complete the Arrangement is subject to fulfillment, on or before the Effective Date or such other time specified, of the following conditions:

(a) the Interim Order will have been obtained in form and substance satisfactory to the Company and will not have been set aside or modified in a manner unacceptable to the Company, on appeal or otherwise;

(b) the Arrangement Resolution will have been approved by the requisite number of votes cast by Shareholders at the Meeting in accordance with the Interim Order and applicable laws;

(c) the Final Order will have been obtained in form and substance satisfactory to the Company, and will not have been set aside or modified in a manner unacceptable to the Company, on appeal or otherwise;

(d) all shareholder, regulatory, judicial and third party approvals, consents, authorizations and orders necessary or reasonably desired by the Company for the completion of the transactions provided for in the Arrangement Agreement and the Tax Rulings will have been obtained or received from the Persons having jurisdiction in the circumstances and all will be in full force and effect;

(e) no action will have been instituted and be continuing on the Effective Date and there will not be in force any injunction, declaration, order or decree, in each case restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement, the Tax Rulings or the Plan of Arrangement and no cease trading or similar order with respect to any securities of any of the parties will have been issued and remain outstanding;

(f) no law, regulation or policy will have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement, the Tax Rulings or their effective application to the Arrangement or any of the other transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(g) the Tax Rulings will have been received by the Company, in form and substance satisfactory to the Company, confirming that (i) the proposed Arrangement and related transactions may be effected for purposes of the Tax Act as a "butterfly" reorganization pursuant to paragraph 55(3)(b) of the Tax Act with no material Canadian federal income tax payable by any of the Company, New LAC or other Affiliates or Shareholders who hold their LAC Common Shares as capital property and confirmation satisfactory to the Company that, immediately prior to the Effective Date, the Canadian Tax Ruling remains in full force and effect and there have been no changes in relevant laws, jurisprudence, administrative practice or otherwise that would adversely affect the binding income tax rulings contained in the Canadian Tax Ruling; and (ii) the proposed Arrangement and related transactions qualify as a divisive reorganization pursuant to sections 368(a)(1)(D) and 355(a) of the U.S. Code and the Treasury Regulations promulgated thereunder and confirmation satisfactory to the Company that, immediately prior to the Effective Date, the U.S. Tax Ruling remains in full force and effect and there have been no changes in relevant laws, jurisprudence, administrative practice or otherwise that would adversely affect the binding income tax rulings contained in the U.S. Tax Ruling;

(h) all of the conditions precedent and other terms and conditions of the Tax Rulings will have been satisfied;

(i) there will not have occurred a Material Adverse Effect of the Company or New LAC;

(j) Shareholders will not have validly exercised Dissent Rights in connection with the Arrangement with respect to more than 5% of the issued and outstanding LAC Common Shares;

(k) the written Fairness Opinions will have been received by the Board and will not have been withdrawn or modified;

(l) the Ganfeng Lock-Up will have been received in a form satisfactory to the Company and New LAC and the Ganfeng Lock-Up and the Investor Rights Agreement will be in full force and effect and will not have been withdrawn or terminated;

(m) the Arrangement Filings, Final Order, Plan of Arrangement and all necessary related documents, including the Circular, will have been filed and will have been accepted for filing with the applicable Governmental Authorities;

(n) the TSX will have conditionally approved:

(i) the listing thereon, in substitution for the listing thereon of the LAC Common Shares, of the Lithium Argentina Common Shares to be issued pursuant to the Arrangement (including the Lithium Argentina Common Shares which, as a result of the Arrangement, are issuable upon the exercise or settlement of Lithium Argentina Equity Awards) prior to the Effective Time, subject only to compliance with the usual requirements of the TSX; and

(ii) the listing thereon of the New LAC Common Shares issued pursuant to the Arrangement (including the New LAC Common Shares which, as a result of the Arrangement, are issuable upon the exercise or settlement of New LAC Equity Awards) prior to the Effective Time, subject only to compliance with the usual requirements of the TSX;

(o) NYSE will have authorized:

(i) the listing thereon, in substitution for the listing thereon of the LAC Common Shares, of the Lithium Argentina Common Shares to be issued pursuant to the Arrangement (including the Lithium Argentina Common Shares which, as a result of the Arrangement, are issuable upon the exercise or settlement of Lithium Argentina Equity Awards) prior to the Effective Time, subject only to compliance with the usual requirements of the NYSE; and

(ii) the listing thereon of the New LAC Common Shares issued pursuant to the Arrangement (including the New LAC Common Shares which, as a result of the Arrangement, are issuable upon the exercise or settlement of New LAC Equity Awards) prior to the Effective Time, subject only to compliance with the usual requirements of the NYSE;

(p) the Board will not have revoked its approval of the Arrangement at any time prior to the Effective Date;

(q) the issuance of the Distribution Securities will be exempt from registration under the U.S. Securities Act pursuant to section 3(a)(10) of the U.S. Securities Act;

(r) the SEC will have declared effective the registration statement on Form 20-F filed by New LAC to register the New LAC Common Shares under the U.S. Exchange Act; and

(s) the Arrangement Agreement will not have been terminated pursuant to the provisions thereto.

If any of the conditions set forth in the Arrangement Agreement are not fulfilled or performed, on or prior to the Effective Time, LAC may terminate the Arrangement or waive, in its discretion, the applicable condition in whole or in part. As soon as practicable after the fulfilment (or waiver) of the conditions contained in the Arrangement Agreement, the Board intends to cause a copy of the Final Order to be filed with the Registrar under the BCBCA, together with such other material as may be required by the Registrar in order that the Arrangement will become effective.

Management of LAC expects that any material consents, orders and approvals required for the completion of the Arrangement will be obtained prior to the Effective Date in the ordinary course upon application therefor.

Conditions to the Tax Rulings

Conditions to the Canadian Tax Ruling

The Canadian Tax Ruling requested from the CRA contains income tax rulings binding on the CRA which confirm that the transfer of the Distribution Property may be accomplished on a fully tax-deferred basis, and certain other tax matters related to the Arrangement, provided that the material facts presented are accurately stated, the transfer is implemented as disclosed to the CRA and certain other conditions are satisfied. This requires, among other things, that the Separation comply with all requirements of the public company "butterfly" rules in section 55 of the Tax Act.

The Arrangement is structured to comply with these rules. However, there are certain requirements of these rules that may depend on events occurring after the Arrangement is completed or that may not be within the control of the Company and/or New LAC. For example, under section 55 of the Tax Act, the Company and/or New LAC will recognize a taxable gain on the transfer by LAC of the Distribution Property if: (i) a "specified shareholder" disposes of Lithium Argentina or New LAC shares (or property that derives 10% or more of its fair market value from such shares or property substituted therefor) to an unrelated person or partnership as part of the series of transactions which includes the transfer by LAC of the Distribution Property, (ii) there is an acquisition of control of Lithium Argentina or of New LAC that is part of the series of transactions that includes the transfer by LAC of the Distribution Property, (iii) a person unrelated to New LAC acquires (generally otherwise than in the ordinary course of operations of New LAC), as part of the series of transactions that includes the transfer by LAC of the Distribution Property, property acquired on the transfer by LAC that has a fair market value greater than 10% of the fair market value of all property received by New LAC on the Separation, (iv) a person unrelated to Lithium Argentina acquires (generally otherwise than in the ordinary course of operations of Lithium Argentina), as part of the series of transactions that includes the transfer by LAC of the Distribution Property, property retained by LAC (having been renamed "Lithium Argentina") on the Separation that has a fair market value greater than 10% of the fair market value of all property retained by LAC (having been renamed "Lithium Argentina") on the Separation, or (v) certain persons acquire shares of Lithium Argentina (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the transfer by LAC of the Distribution Property. If any of the above events were to occur and to cause the Separation to be taxable to the Company or to New LAC under section 55, the Company or New LAC, as applicable, and in some cases both the Company and New LAC, would be liable for a substantial amount of tax. In addition, if such an event were due to an act of the Company or New LAC (or one of their respective affiliates), or an omission by one of them to act, the Company or New LAC, as applicable, would generally be required to indemnify the other party for taxes under the Tax Indemnity and Cooperation Agreement.

Conditions to the U.S. Tax Ruling

The Company has applied for the U.S. Tax Ruling with the IRS on certain issues relating to the qualification of the Arrangement as tax-free under sections 368(a)(1)(D) and 355(a), and related provisions of the U.S. Code. The U.S. Tax Ruling is based on a disclosure of the pertinent facts associated with the Arrangement and representations made to the IRS by the Company. If any of the facts, assumptions, representations or undertakings described therein are incorrect or not otherwise satisfied, or to the extent that certain additional transactions are entered into and/or executed by the Company or New LAC that are not fully disclosed in the U.S. Tax Ruling, the IRS can, to the extent such deviations from the disclosed facts, assumptions or undertakings impact the tax treatment of the transaction, retroactively revoke or require modification of the U.S. Tax Ruling. Furthermore, notwithstanding the U.S. Tax Ruling, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions requested in the U.S. Tax Ruling. Accordingly, the IRS could determine that the Arrangement should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated or, if a modification is required, such modification may impact the scope of the conclusions requested in the U.S. Tax Ruling or cause a delay in the Company's receipt of the U.S. Tax Ruling (to the extent such deviations were determinative to the treatment of the transaction as tax-free). See "Material Income Tax Considerations - Certain United States Federal Income Tax Considerations - Tax Consequences of the Arrangement".

To preserve the intended U.S. tax treatment pursuant to the Arrangement, for a period of time following the Arrangement, Lithium Argentina and New LAC may be prohibited, except in specific circumstances, from taking or failing to take certain actions. The foregoing restrictions may limit for a period of time the ability of Lithium Argentina or New LAC to pursue certain strategic transactions or other transactions that it believes to be in the best interests of its shareholders or that might increase the value of its business. For a discussion of the risk factors relating to the preservation of the intended U.S. tax treatment. See "The Arrangement - Risk Factors Relating to the Arrangement".

COURT APPROVAL OF THE ARRANGEMENT

The Arrangement requires the approval of the Court under the BCBCA. Prior to mailing this Circular, the Company obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters. The Interim Order is attached as Schedule "E". The Notice of Hearing for Final Order in respect of the Final Order is attached as Schedule "F".

Assuming approval of the Arrangement Resolution by the Shareholders at the Meeting, the Company intends to make an application to the Court for the Final Order on August 4, 2023 at 9:45 a.m. (Pacific Time) or as soon thereafter as counsel may be heard at the Court house at 800 Smithe Street, Vancouver, British Columbia or at any other date and time as the Court may direct. At the hearing, any Shareholder or other interested party who wishes to participate or be represented or present arguments or evidence must file and serve a response to petition no later than 4:00 p.m. (Pacific Time) on August 2, 2023 along with any other documents required, all as set out in the Interim Order and Notice of Hearing for Final Order, copies of which are attached as Schedule "E" and Schedule "F", respectively, and satisfy any other requirement of the Court.

The Court has broad discretion under the BCBCA when making orders in respect of arrangements, and the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate. The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Arrangement to Shareholders. The Court will be advised prior to the hearing for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such approval will be relied upon in seeking an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of the securities to be issued or distributed pursuant to the Arrangement.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Notice of Hearing for Final Order attached as Schedule "F" to this Circular. The Notice of Hearing for Final Order constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

SHAREHOLDER APPROVAL OF THE ARRANGEMENT

Subject to any further order(s) of the Court, the Arrangement must be approved by: (i) at least 66⅔% of the votes cast by Shareholders present, whether in person or virtually, or by proxy, and entitled to vote at the Meeting; and (ii) a majority of the votes cast by Minority Shareholders. See "Certain Securities Law Matters - Canadian Securities Laws - Application of MI 61-101".

In the absence of any instruction to the contrary, the LAC Common Shares represented by proxies appointing the management designees named in the form of proxy will be voted in favour of the Arrangement Resolution.

PROPOSED TIMETABLE FOR THE ARRANGEMENT

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Annual and special meeting:	July 31, 2023

Final Court approval:	August 4, 2023

Effective Date:	Targeted by October 15, 2023, but in any event no later than December 31, 2023

Notice of the actual Effective Date will be made through one or more news releases issued by the Company. The Board will determine the Effective Date upon satisfaction or waiver of the conditions to the Arrangement.

DISTRIBUTION OF SHARES

On or as soon as practicable after the Effective Date, Lithium Argentina and New LAC will deposit with the Depositary or arrange to be delivered, in escrow, certificates or DRS statements representing the aggregate number of Lithium Argentina Common Shares and New LAC Common Shares, respectively, issued to Shareholders in connection with the Arrangement. Upon surrender to the Depositary for cancellation of a certificate or DRS statement which immediately prior to the Effective Time represented outstanding LAC Common Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate or DRS statement and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS statement will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, certificates or DRS statements representing that number of Lithium Argentina Common Shares and New LAC Common Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate or DRS statement will be cancelled. A Letter of Transmittal accompanies this Circular.

In the event of a transfer of ownership of LAC Common Shares that is not registered in the transfer records of the Company, certificates or DRS statements representing the proper number of Lithium Argentina Common Shares and New LAC Common Shares may be issued to the transferee if the certificate or DRS statement representing such LAC Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

Until surrendered, each certificate or DRS statement which immediately prior to the Effective Time represented LAC Common Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificates or DRS statements representing Lithium Argentina Common Shares and New LAC Common Shares that the holder thereof has the right to receive in respect of such certificate or DRS statement pursuant to the Plan of Arrangement.

If any certificate that immediately prior to the Effective Time represented outstanding LAC Common Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, as the case may be, the Depositary will cause to be issued in exchange for such lost, stolen or destroyed certificate a certificate representing Lithium Argentina Common Shares and a certificate representing New LAC Common Shares deliverable in respect thereof in accordance with such holder's Letter of Transmittal, as determined in accordance with the Arrangement.

When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Lithium Argentina Common Shares and a certificate representing New LAC Common Shares are to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to Lithium Argentina, New LAC and the Depositary in such amount as Lithium Argentina, New LAC and the Depositary may direct or otherwise indemnify Lithium Argentina, New LAC and the Depositary in a manner satisfactory to Lithium Argentina, New LAC and the Depositary against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

No dividend or other distribution declared or made after the Effective Time with respect to the Lithium Argentina Common Shares or New LAC Common Shares with a record date on or after the Effective Date will be delivered to the holder of any unsurrendered certificate or DRS statement which, immediately prior to the Effective Time, represented outstanding LAC Common Shares unless and until the holder of such certificate surrenders such certificate or DRS statement (together with the Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate or DRS statement) or complies with the required procedures in respect of lost, stolen or destroyed certificates or DRS statements. Subject to applicable law, at the time of such surrender of any such certificate or DRS statement or compliance with the required procedures in respect of lost, stolen or destroyed certificates or DRS statements, there will be paid to the holder of record of the certificate or DRS statement representing the Lithium Argentina Common Shares and the certificate or DRS statement representing the New LAC Common Shares, without interest, the amount of the dividend or other distribution with a record date on or after the Effective Date but prior to surrender with respect to such Lithium Argentina Common Shares or New LAC Common Shares.

Lithium Argentina, New LAC and the Depositary are entitled to deduct and withhold (or cause to be deducted or withheld) from any amounts payable under the Plan of Arrangement to any Person, including Shareholders exercising Dissent Rights, such tax and other amounts, as Lithium Argentina, New LAC or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes thereof as having been paid to the holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

To the extent that a Shareholder has not surrendered the certificate or DRS statement representing the LAC Common Shares held by such Shareholder on or before the date which is three (3) years after the Effective Date, the Lithium Argentina Common Shares and the New LAC Common Shares which such Shareholder was entitled to receive will be delivered to Lithium Argentina and New LAC, respectively, by the Depositary for cancellation and will be cancelled by Lithium Argentina and New LAC, respectively, and the interest of the Shareholder in such Lithium Argentina Common Shares and New LAC Common Shares will be terminated as of such date.

CANCELLATION OF RIGHTS AFTER THREE YEARS

Any certificate or DRS statement which immediately prior to the Effective Time represented LAC Common Shares and which has not been surrendered with all other documents required by the Depositary, on or prior to the third (3rd) anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in either Lithium Argentina or New LAC. Accordingly, persons who tender certificates or DRS statements for LAC Common Shares after the third (3rd) anniversary of the Effective Date will not receive Lithium Argentina Common Shares or New LAC Common Shares, will not own any interest in Lithium Argentina or New LAC and will not be paid any cash or other compensation in lieu thereof.

TREATMENT OF INCENTIVE SECURITIES

The purpose of the LAC Incentive Plan is to foster a proprietary interest in the Company for the directors ("Eligible Directors"), officers, employees and service providers (collectively, the "Eligible Employees") of the Company (and its designated affiliates) and provide them with both short-term and long-term incentives. The LAC Incentive Plan is administered by the GNCL Committee while the Board, on the recommendation of the GNCL Committee or of its own volition, determines and designates from time to time the individuals to whom LAC Equity Awards and LAC Options will be made, the amounts of LAC Equity Awards and/or LAC Options to be granted, and the other terms and conditions of LAC Equity Awards and/or LAC Options, such authority may be delegated by the Board as it sees fit under the plan.

On May 15, 2023, the Board adopted amendments to the LAC Incentive Plan to make certain improvements. Such amendments are effective and do not require separate shareholder approval pursuant to the existing amendment provisions of the LAC Incentive Plan. The full text of the LAC Incentive Plan as amended can be found in Exhibit II to the Plan of Arrangement attached as Appendix A to the Arrangement Agreement reproduced in Schedule "C" to this Circular. The key amendments to the LAC Incentive Plan are summarized as follows:

  The definition of "Fair Market Value" was amended to adopt the five (5) day volume weighted average price of the LAC Common Shares on the NYSE instead of the five (5) day volume weighted average price on the TSX as the applicable measure of fair value of LAC Common Shares given the trading volume of the LAC Common Shares is much greater on the NYSE than the TSX.

  Sections 3.7 and 4.10 of the LAC Incentive Plan were amended to add a double trigger requirement for the accelerated vesting of stock options and LAC RSUs (including LAC PSUs) following a change of control as defined in the LAC Incentive Plan. Now in addition to a change of control a "Triggering Event" (as defined in the LAC Incentive Plan) must occur within 12 months of a change of control for the vesting of such LAC Equity Awards to accelerate. Section 4.11 of the LAC Incentive Plan was also amended to specify that upon acceleration following a change of control or death of a participant, LAC PSUs will be settled in proportion of the achieved performance for prior completed measurement periods and on a one for one basis for measurement periods that have not been completed.

  Section 4.6 of the LAC Incentive Plan was amended to provide that subject to the terms of any employment agreement or award agreement between LAC and the participant, in the event the participant retires or is terminated during the vesting period, any LAC RSU or LAC PSU held by the participant will be terminated immediately, provided however that the Board will have the absolute discretion to modify the LAC RSUs or LAC PSUs, including to provide that the Restricted Period (as defined in the LAC Incentive Plan) will terminate immediately prior to the date of such occurrence or allow the LAC RSUs or LAC PSUs to continue in accordance with their original Restricted Periods.

  Section 7.1 was amended to provide that the aggregate number of options that may be granted under the LAC Incentive Plan to any one non-employee director of LAC within any one-year period will not exceed a maximum value of C$100,000 worth of securities, and together with any LAC RSUs, LAC PSUs and LAC DSUs granted under the LAC Incentive Plan and any securities granted under all other securities-based compensation arrangements, such aggregate value will not exceed C$150,000 in any one-year period, subject to caveats set out in section 7.1 of the LAC Incentive Plan.

  The amendment provisions of the LAC Incentive Plan (section 7.8(d)) were amended to expand the requirements for shareholder approval of certain amendments. The LAC Incentive Plan now requires shareholder approval for (i) any amendment to the aggregate number of LAC Common Shares issuable under the LAC Incentive Plan; (ii) any amendment to the limitations on shares that may be reserved for issuance, or issued, to insiders, or increase participation limits on non-employee directors; (iii) any amendment that would reduce the exercise price of an outstanding option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise, or permits the cancellation and re-issuance of options; (iv) any amendment that would extend the expiry date of any option granted under the LAC Incentive Plan except in the event that such option expires during or within ten (10) business days following the expiry of a blackout period; (v) any amendment to permit options to be transferred other than for normal estate settlement purposes; or (vi) any amendment to reduce the range of amendments requiring shareholder approval contemplated in this section.

  Section 7.12 was amended to add a claw back provision that will apply to all LAC Equity Awards.

On May 15, 2023, the Board also approved amendments to the LAC Incentive Plan (which will become the Lithium Argentina Incentive Plan upon the Arrangement becoming effective) by adding Part 9, to accommodate and govern the treatment of outstanding LAC Equity Awards under the Arrangement. Among other things, these amendments provide that Lithium Argentina Equity Awards held by Eligible Directors or Eligible Employees of the Company who are to become Eligible Directors or Employees of New LAC after the Effective Date would not immediately be subject to the termination provisions of the Lithium Argentina Incentive Plan. The additional details on the treatment of outstanding LAC Equity Awards as part of the Arrangement and the amendments to the LAC Incentive Plan are described below. These amendments are included in the LAC Incentive Plan and will be approved by Shareholders as part of the approval of the Arrangement, and no separate approval of Shareholders will be required for the granting of the Lithium Argentina Equity Awards or for the Lithium Argentina Incentive Plan (including Part 9 thereof) to become effective. The full text of the Lithium Argentina Incentive Plan can be found as Exhibit II to the Plan of Arrangement attached as Appendix A to the Arrangement Agreement reproduced in Schedule "C" to this Circular.

The New LAC Incentive Plan, which will have terms substantially the same as those contained in the Lithium Argentina Incentive Plan (as amended as described above), will take effect on the Effective Date as part of the Arrangement. By approving the Arrangement Resolution (and whether or not the New LAC Incentive Plan Resolution is approved), Shareholders will be approving, among other things, the grant of the New LAC Equity Awards pursuant to the Arrangement and the subsequent exercise or settlement of any such New LAC Equity Awards in accordance with their terms and the terms of the New LAC Incentive Plan. The New LAC Equity Awards granted pursuant to the Arrangement will be granted pursuant to the New LAC Incentive Plan and will reduce the number of New LAC Common Shares available for issuance under the New LAC Incentive Plan.

However, the TSX requires that the New LAC Incentive Plan be approved by shareholders of New LAC before the exercise or settlement of any other New LAC Equity Awards (i.e., other than the New LAC Equity Awards issued in connection with the Arrangement) granted under the New LAC Incentive Plan. This TSX-required approval of the shareholders of New LAC for the New LAC Incentive Plan is being sought from the Shareholders through the New LAC Incentive Plan Resolution. If the New LAC Incentive Plan Resolution is approved by Shareholders at the Meeting, the TSX-required shareholder approval for the New LAC Incentive Plan will be deemed to have been received.

Based on the number LAC Equity Awards outstanding as of June 16, 2023, it is estimated that an aggregate of 3,363,194 New LAC Equity Awards (comprising 2,307,446 New LAC RSUs, 787,409 New LAC PSUs and 268,339 New LAC DSUs) entitling the holders thereof to, or entitling them to acquire, up to 3,679,392 underlying New LAC Common Shares (after giving effect to performance multipliers applicable to vested LAC PSUs prior to the Effective Date), will be issued as part of the Arrangement. If the New LAC Incentive Plan Resolution is approved, New LAC would be entitled to grant additional New LAC Equity Awards entitling the holders thereof to, or entitling them to acquire, up to an additional 10,721,345 underlying New LAC Common Shares following the Effective Date. If the New LAC Incentive Plan Resolution is not approved, New LAC will not be entitled to grant any additional New LAC Equity Awards following the Effective Date unless otherwise approved by New LAC's shareholders. For a summary of the New LAC Incentive Plan see Schedule "H" - Information Concerning New LAC Post-Arrangement. The full text of the New LAC Incentive Plan can be found as Exhibit III to the Plan of Arrangement attached as Appendix A to the Arrangement Agreement reproduced in Schedule "C" to this Circular.

Treatment of Outstanding LAC RSUs

As of June 16, 2023 there were 2,307,446 LAC RSUs outstanding. Under the LAC Incentive Plan, the Board, on the recommendation of the GNCL Committee, determines the restricted period during which the LAC RSUs are not vested. Vesting periods of LAC RSUs vary depending on the purpose for which they are granted. LAC RSUs generally vest immediately if they are granted as short-term incentive awards, cliff-vest after three (3) years if granted as long-term incentive awards, or typically vest on the grant anniversary over a period of up to three (3) years if granted for other purposes. Upon expiry of the applicable restricted period, a LAC RSU will be automatically settled, and without the payment of additional consideration or any other further action on the part of the holder, in LAC Common Shares issued by the Company. Holders who are Canadian residents or generally non-U.S. residents may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the LAC RSUs vest for tax purposes.

The Board, based on the recommendation of the GNCL Committee, determined that it would be in the best interests of the Company (considering the interests of all affected stakeholders, including Shareholders and holders of LAC RSUs) for the LAC RSUs held by each holder thereof immediately prior to the Effective Time to be treated as follows, subject to the discretion of the Board.

Pursuant to the Arrangement, each outstanding LAC RSU will ultimately be exchanged for:

  one Lithium Argentina RSU to be granted by Lithium Argentina that will, upon vesting, be settled by issuance to the holder thereof of one Lithium Argentina Common Share, and one New LAC RSU to be granted by New LAC that will, upon vesting, be settled by issuance to the holder thereof of one New LAC Common Share.

Holders of LAC RSUs will dispose of (i) the Butterfly Percentage of each LAC RSU to New LAC for one New LAC RSU, and (ii) the remaining portion of each LAC RSU to LAC for one Lithium Argentina RSU, subject to adjustment as follows. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange. Accordingly, the number of Lithium Argentina RSUs to be issued by LAC to a holder on the exchange will be reduced, if and to the extent necessary, such that the total of the fair market value of the New LAC RSUs and the fair market value of the Lithium Argentina RSUs receivable by the holder, as determined immediately after the exchange, does not exceed the fair market value of the LAC RSUs exchanged by such holder, as determined immediately before the exchange. The LAC RSUs so exchanged will be cancelled.

The Lithium Argentina RSUs and New LAC RSUs received by a holder of LAC RSUs under the Arrangement will have substantially the same terms as those of the LAC RSUs for which they were exchanged. For all purposes of the Lithium Argentina Incentive Plan and the New LAC Incentive Plan, the Lithium Argentina RSUs and the New LAC RSUs, respectively, will be deemed to be a continuation of the earlier granted outstanding LAC RSUs for which they are exchanged as part of the Arrangement, and the grant of Lithium Argentina RSUs and New LAC RSUs will not be treated as a new grant of RSUs. Accordingly, the date on which Lithium Argentina RSUs and New LAC RSUs are granted for the purposes of the Arrangement will be deemed to be the date of the grant of the LAC RSU for which such Lithium Argentina RSUs and New LAC RSUs were exchanged as part of the Arrangement.

Notwithstanding anything contained herein to the contrary, each holder of LAC RSUs immediately prior to the Effective Time who, due to or in connection with the Arrangement, ceases to be an Eligible Director or Eligible Employee of Lithium Argentina and becomes an Eligible Director or Eligible Employee of New LAC (or its designated affiliate) will (unless otherwise determined by the Board) receive Lithium Argentina RSUs that immediately vest and the underlying Lithium Argentina Common Shares will be issued to the holder thereof as soon as practicable by Lithium Argentina  following the Effective Date (provided that Lithium Argentina may establish a schedule for the settlement of such Lithium Argentina RSUs to ensure the orderly sale of Lithium Argentina Common Shares in the markets to satisfy tax withholding obligations), which Lithium Argentina RSUs will then be cancelled.

Similarly, notwithstanding anything contained herein to the contrary, each holder of LAC RSUs immediately prior to the Effective Time who, due to or in connection with the Arrangement, does not become an Eligible Director or Eligible Employee of New LAC and who remains an Eligible Director or Eligible Employee of Lithium Argentina, will (unless otherwise determined by the Board) receive New LAC RSUs that immediately vest and the underlying New LAC Common Shares will be issued to the holder thereof as soon as practicable by New LAC following the Effective Date (provided that New LAC may establish a schedule for the settlement of New LAC RSUs to ensure the orderly sale of New LAC Common Shares in the markets to satisfy tax withholding obligations), which New LAC RSUs will then be cancelled.

Treatment of Outstanding LAC PSUs

As of June 16, 2023, there were 787,409 LAC PSUs outstanding. LAC PSUs are generally awards of LAC RSUs under the LAC Incentive Plan with performance vesting conditions and multipliers. LAC PSUs vest in full three (3) years after grant and are subject to vesting conditions tied to the price performance of LAC Common Shares relative to the share price performance of a peer group of public companies. Vested LAC PSUs are settled by issuance by the Company of an equivalent number of underlying LAC Common Shares. Holders who are Canadian residents or generally non-U.S. residents may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the LAC PSUs vest for tax purposes.

The Board, based on the recommendation of the GNCL Committee, determined that it would be in the best interests of the Company (considering the interests of all affected stakeholders, including Shareholders and holders of LAC PSUs) for the LAC PSUs held by each holder thereof immediately prior to the Effective Time to be treated as set out below, subject to the discretion of the Board.

Pursuant to the Arrangement, each outstanding LAC PSU will ultimately be exchanged for:

  one Lithium Argentina PSU to be granted by Lithium Argentina that will (unless otherwise determined by the Board) be subject to the same time based vesting period as the LAC PSU it replaces and, upon vesting, be settled by issuance to the holder thereof of one Lithium Argentina Common Share, and one New LAC PSU to be granted by New LAC that will (unless otherwise determined by the Board) be subject to the same time based vesting period as the LAC PSU it replaces and, upon vesting, be settled by issuance to the holder thereof of one New LAC Common Share, irrespective of the applicable performance multiplier to which the LAC PSU was subject.

Notwithstanding the foregoing, Lithium Argentina PSUs and New LAC PSUs that replace LAC PSUs that were fully vested and outstanding prior to the Effective Time may be settled by Lithium Argentina and/or New LAC, as applicable, in accordance with the performance multiplier applicable to the LAC PSUs replaced.

Holders of LAC PSUs will dispose of (i) the Butterfly Percentage of each LAC PSU to New LAC for one New LAC PSU, and (ii) the remaining portion of each LAC PSU to LAC for one Lithium Argentina PSU, subject to adjustment as follows. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange. Accordingly, the number of Lithium Argentina PSUs to be issued by LAC to a holder on the exchange will be reduced, if and to the extent necessary, such that the total of the fair market value of the New LAC PSUs and the fair market value of the Lithium Argentina PSUs receivable by the holder, as determined immediately after the exchange, does not exceed the fair market value of the LAC PSUs exchanged by such holder, as determined immediately before the exchange. The LAC PSUs so exchanged will be cancelled.

For all purposes of the Lithium Argentina Incentive Plan and the New LAC Incentive Plan, the Lithium Argentina PSUs and the New LAC PSUs, respectively, will be deemed to be a continuation of the earlier granted outstanding LAC PSUs for which they are exchanged as part of the Arrangement, and the grant of Lithium Argentina PSUs and New LAC PSUs will not be treated as a new grant of PSUs. Accordingly, the date on which Lithium Argentina PSUs and New LAC PSUs are granted for the purposes of the Arrangement will be deemed to be the date of the grant of the LAC PSU for which such Lithium Argentina PSUs and New LAC PSUs were exchanged as part of the Arrangement.

Treatment of Outstanding LAC DSUs

As of June 16, 2023, there were 268,339 LAC DSUs outstanding. Under the LAC Incentive Plan, LAC DSUs are granted to Eligible Directors of LAC in a lump sum amount or at regular intervals, based on such formulas or criteria as the Board may from time to time determine. The number of LAC DSUs granted is determined by the five (5) day volume weighted average price of the LAC Common Shares on the TSX immediately prior to the date of Board approval of the grant. LAC DSUs are automatically redeemed on the 20th Business Day after an Eligible Director ceases to hold such position, upon which the former Eligible Director will be entitled to receive and LAC will issue the number of LAC Common Shares equal to the number of LAC DSUs in the Eligible Director's account, subject to any applicable deductions and withholdings and the maximum number of LAC Common Shares issuable under the LAC Incentive Plan.

The Board, based on the recommendation of the GNCL Committee, determined that it would be in the best interests of LAC (considering the interests of all affected stakeholders, including Shareholders and holders of LAC DSUs) for the LAC DSUs held by each holder thereof immediately prior to the Effective Time to be treated as set out below, subject to the discretion of the Board.

Pursuant to the Arrangement, each outstanding LAC DSU will ultimately be exchanged for:

  one Lithium Argentina DSU to be granted by Lithium Argentina that will, upon redemption, be settled by issuance to the holder thereof of one Lithium Argentina Common Share, and one New LAC DSU to be granted by New LAC that will, upon redemption, be settled by issuance to the holder thereof of one New LAC Common Share.

Holders of LAC DSUs will dispose of (i) the Butterfly Percentage of each LAC DSU to New LAC for one New LAC DSU, and (ii) the remaining portion of each LAC DSU to LAC for one Lithium Argentina DSU, subject to adjustment as follows. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange. Accordingly, the number of Lithium Argentina DSUs to be issued by LAC to a holder on the exchange will be reduced, if and to the extent necessary, such that the total of the fair market value of the New LAC DSUs and the fair market value of the Lithium Argentina DSUs receivable by the holder, as determined immediately after the exchange, does not exceed the fair market value of the LAC DSUs exchanged by such holder, as determined immediately before the exchange. The LAC DSUs so exchanged will be cancelled.

The Lithium Argentina DSUs and New LAC DSUs received by a holder of LAC DSUs under the Arrangement will have substantially the same terms as those of the LAC DSUs for which they were exchanged. For all purposes of the Lithium Argentina Incentive Plan and the New LAC Incentive Plan, the Lithium Argentina DSUs and the New LAC DSUs, respectively, will be deemed to be a continuation of the earlier granted outstanding LAC DSUs for which they are exchanged as part of the Arrangement, and the grant of Lithium Argentina DSUs and New LAC DSUs will not be treated as a new grant of DSUs. Accordingly, the date on which Lithium Argentina DSUs and New LAC DSUs are granted for the purposes of the Arrangement will be deemed to be the date of the grant of the LAC DSU for which such Lithium Argentina DSUs and New LAC DSUs were exchanged as part of the Arrangement.

Notwithstanding anything contained herein to the contrary, each holder of a LAC DSU immediately prior to the Effective Time who, due to or in connection with the Arrangement, ceases to be an Eligible Director of Lithium Argentina and becomes an Eligible Director of New LAC, will (unless otherwise determined by the Board) receive Lithium Argentina DSUs that immediately vest and the underlying Lithium Argentina Common Shares will be issued to the holder thereof as soon as practicable by Lithium Argentina  following the Effective Date (provided that Lithium Argentina may establish a schedule for the settlement of such Lithium Argentina DSUs to ensure the orderly sale of Lithium Argentina Common Shares in the markets to satisfy tax withholding obligations), which Lithium Argentina DSUs will then be cancelled.

Similarly, notwithstanding anything contained herein to the contrary, each holder of a LAC DSU immediately prior to the Effective Time who, due to or in connection with the Arrangement, does not become an Eligible Director of New LAC and who remains an Eligible Director of Lithium Argentina, will (unless otherwise determined by the Board) receive New LAC DSUs that immediately vest and the underlying New LAC Common Shares will be issued to the holder thereof as soon as practicable by New LAC following the Effective Date (provided that New LAC may establish a schedule for the settlement of New LAC DSUs to ensure the orderly sale of New LAC Common Shares in the markets to satisfy tax withholding obligations), which New LAC DSUs will then be cancelled.

LAC Options

There are no LAC Options outstanding as of June 16, 2023, and LAC does not expect to issue any LAC Options prior to the Arrangement. Accordingly, there will be no outstanding LAC Options to be treated in connection with the Arrangement.

TREATMENT OF CONVERTIBLE NOTES

As at June 16, 2023, US$258,750,000 aggregate principal amount of Convertible Notes are outstanding under the Indenture. The Convertible Notes will remain obligations of LAC (or, post-Arrangement, Lithium Argentina).

Pursuant to the Indenture, the holders of Convertible Notes, at their election, will be permitted to surrender Convertible Notes for conversion (i) into LAC Common Shares during the approximate 30-trading day period prior to the closing of the Arrangement and (ii) into Lithium Argentina Common Shares during the period from and after the closing of the Arrangement until approximately the 35th trading day after the closing of the Arrangement.

The Conversion Rate (as defined in the Indenture) for the Convertible Notes is currently 21.2307 LAC Common Shares per US$1,000 principal amount of Convertible Notes (approximately US$47.10 per LAC Common Share). Pursuant to the terms and conditions of the Indenture, the Company expects that, approximately 10 trading days after the closing of the Arrangement, the Conversion Rate for the Convertible Notes will be adjusted based on the trading prices of Lithium Argentina Common Shares and New LAC Common Shares over such 10-trading day period.

In addition, pursuant to the terms and conditions of the Indenture, if a holder elects to convert Convertible Notes from and including the closing of the Arrangement up to and including approximately the 35th trading day following the closing of the Arrangement, the Company may be required to increase the Conversion Rate for the Convertible Notes so surrendered by a number of additional Lithium Argentina Common Shares based on the trading price of the LAC Common Shares prior to the closing of the Arrangement.

Holders are not required to convert their Convertible Notes in connection with the Arrangement. Holders electing to convert their Convertible Notes prior to the completion of the Arrangement as described above will participate in the Arrangement as Shareholders. Holders that do not elect to convert their Convertible Notes prior to the completion of the Arrangement will be entitled to convert their Convertible Notes after the closing of the Arrangement as described above.

TREATMENT OF CERTAIN LAC EMPLOYEES AND EMPLOYEE BENEFIT PLAN

To provide for the allocation of management and employees to each of Lithium Argentina and New LAC after giving effect to the Separation of the Company into two independent companies, certain modifications are required to be made to employment arrangements. These arrangements will become effective following the Effective Date. The Arrangement will not result in directors, officers or employees of the Company receiving any material benefit that Shareholders do not receive generally in connection with the Arrangement. Other than as described in "The Arrangement - Treatment of Incentive Securities", there will be no acceleration of vesting, redemption or settlement of incentive securities, triggering of change in control provisions or other payments or benefits being made to the directors, officers or employees of the Company in connection with the Arrangement.

Employment Agreements

As at June 16, 2023, the Company and its subsidiaries had approximately 187 employees. The Company expects approximately 115 employees to remain with Lithium Argentina and its subsidiaries after the Arrangement becomes effective and approximately 72 employees to be transferred to New LAC and its subsidiaries, on equivalent terms of employment, upon or after the Arrangement becoming effective.

The Company has agreements with certain executive officers that provide for the payment of certain severance benefits if a change of control of the Company occurs and/or, within a 12-month period following the change in control, the individual's employment is terminated by the Company other than for cause, or by the individual for certain specified reasons such as a change in responsibilities, or a reduction in salary and benefits. The Company anticipates that the Arrangement will not cause a "change in control" for purposes of such agreements or that any applicable change of control provisions will be waived.

Incentive Securities

See "The Arrangement - Treatment of Incentive Securities".

Other Compensation and Pension Benefits

The Company does not, and Lithium Argentina and New LAC will not, have any pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company presently carries directors' and officers' liability insurance on behalf of its directors and officers, and on behalf of the directors and officers of its subsidiaries. After the Effective Date, Lithium Argentina will establish a new program of directors' and officers' liability insurance on behalf of the directors and officers of Lithium Argentina, and on behalf of the directors and officers of its subsidiaries, in respect of acts occurring after the Effective Date. New LAC will also establish its own program of directors' and officers' liability insurance on behalf of its directors and officers, and on behalf of the directors and officers of its subsidiaries, in respect of acts occurring after the Effective Date. It is presently expected that the directors' and officers' liability insurance of each of Lithium Argentina and New LAC will be on substantially the same terms as the current LAC directors' and officers' liability insurance .

After the Effective Date, the Company's current program of directors' and officers' liability insurance will be in effect on behalf of the directors and officers of the Company, and on behalf of the directors and officers of its subsidiaries, on a run-off basis for a period of discoverability of seven (7) years in respect of acts occurring on or prior to the Effective Date or otherwise in connection with the Arrangement.

TRANSITIONAL SERVICES AGREEMENT

New LAC does not currently conduct any operations and maintains its corporate existence with minimal operational and administrative support from the Company. Forthwith upon the completion of the Arrangement, Lithium Argentina and New LAC will enter into the Transitional Services Agreement pursuant to which it is expected that, on an interim basis, each of Lithium Argentina and New LAC will provide to each other certain assistance and services from time to time in order to facilitate the orderly transfer of each entity into fully independent public companies. It is expected that, pursuant to the Transitional Services Agreement, detailed schedules will be prepared including the terms for each scope of services provided between the entities, and the related costs payable by Lithium Argentina to New LAC, and New LAC to Lithium Argentina. Unless terminated earlier or extended by mutual agreement of the parties thereto, it is expected that the schedules to the Transitional Services Agreement will expire in three (3) to 12 months following the Effective Date. The terms of the schedules and the Transitional Services Agreement have not been finalized prior to the date of this Circular.

TAX INDEMNITY AND COOPERATION AGREEMENT

The Arrangement Agreement provides for cross-indemnities against losses a party or any of its representatives suffers as a result of a breach of representation, warranty or covenant by another party. The Tax Indemnity and Cooperation Agreement is expected to provide similar cross-indemnities against tax-specific claims a party or its representatives become subject to as a result of a breach of covenant by another party. See "The Arrangement - Arrangement Agreement and Related Agreements". In addition, the Tax Indemnity and Cooperation Agreement will contain certain customary covenants with respect to the filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes.

LOCK-UP AGREEMENTS

The Arrangement is conditional upon the Company and New LAC entering into the Ganfeng Lock-Up with Ganfeng, which holds 15,000,000 LAC Common Shares representing 9.4% of the Company's issued and outstanding share capital as of the date of this Circular. The Ganfeng Lock-Up will set out the terms and conditions upon which Ganfeng will agree to, among other things: (i) not acquire any LAC Common Shares or transfer the LAC Common Shares it owns prior to the Effective Time, (ii) not transfer any of the Lithium Argentina Common Shares and New LAC Common Shares issuable to Ganfeng pursuant the Arrangement for the 18 months following the Effective Date (or such other period to be agreed to by the parties), except as expressly permitted by the Ganfeng Lock-Up, and (iii) abide by the other restrictions and covenants set out in the agreement.

Pursuant to the Investor Rights Agreement entered into between the Company and GM in connection with the GM Transaction, GM also agreed, among other things: (i) not to acquire any additional LAC Common Shares except as set out in the Master Purchase Agreement or in compliance with the Investor Rights Agreement, (ii) not to transfer the 15,002,243 LAC Common Shares currently held by GM prior to the Effective Time, and (iii) not to transfer the 15,002,243 Lithium Argentina Common Shares and 15,002,243 New LAC Common Shares issuable to GM pursuant to the Arrangement from and after the Effective Date. GM's "lock-up" obligations are valid until the later of (i) one (1) year after the Separation, or (ii) the earlier of (x) six (6) months after the closing of Tranche 2 of the placement, or (y) the date the Tranche 2 is not completed in accordance with its terms, provided that the foregoing lock-up restriction will not apply if the Arrangement does not occur.

SUPPORT AGREEMENTS

Ganfeng entered into a voting support agreement with the Company dated June 14, 2023, pursuant to which Ganfeng has agreed to, among other things, vote, or cause to be voted, all of the LAC Common Shares it currently holds in favour of the approval of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement.

Pursuant to the Investor Rights Agreement entered into between the Company and GM in connection with the GM Transaction, GM has also agreed to, among other things, vote or cause to be voted its LAC Common Shares in favour of the Arrangement.

In connection with the execution of the Arrangement Agreement, each of the directors who stand for re-election and senior officers of the Company have also entered into voting support agreements with the Company pursuant to which each of them agreed to vote, or cause to be voted, all of the LAC Common Shares which each of them hold as of the Record Date in favour of the approval of (i) the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions reasonably required for the consummation of the transactions contemplated in the Arrangement Agreement and all matters related thereto) and (ii) the GM Transaction Resolutions.

Pursuant to the voting support agreements described above, as of the Record Date, approximately 23.8% of the outstanding LAC Common Shares would be voted in support of the Arrangement at the Meeting.

EXPENSES OF THE ARRANGEMENT

Pursuant to the Arrangement Agreement, the Company will bear all fees, cost and expenses incurred directly in connection with the Arrangement, including financing fees, advisory and other professional expenses, printing and mailing costs associated with this Circular, accompanying form of proxy and/or VIF, and any payments made to Dissenting Shareholders, other than fees, costs, expenses and payment obligations incurred in connection with indemnification obligations arising under the Arrangement Agreement.

Notwithstanding the above, New LAC will be solely responsible for, and will pay, the fees, costs and expenses in connection with: (i) arranging any credit facilities or other financing for New LAC or Thacker Pass Co as part of, or following, the Arrangement, and (ii) listing the New LAC Common Shares (and any associated rights) on the TSX and/or the NYSE and settling and delivering the New LAC Common Shares on completion of the Arrangement, including the associated fees and expenses of the transfer agent and rights agent of New LAC and the lenders under the aforementioned credit facilities. New LAC will also be solely responsible for, and will pay, the fees and expenses of any advisors retained directly by New LAC or any of its Affiliates.

RISK FACTORS RELATING TO THE ARRANGEMENT

If the Arrangement Resolution is approved at the Meeting and the Arrangement is completed, immediately following the Effective Time, Shareholders (other than Dissenting Shareholders) will hold both Lithium Argentina Common Shares and New LAC Common Shares. Accordingly, a Shareholder (other than a Dissenting Shareholder) will become a shareholder of New LAC and will remain a shareholder of Lithium Argentina and will be subject to all of the risks associated with the operations of Lithium Argentina and New LAC and the industries in which such companies operate. Those risks include the risk factors set forth in the Company's annual information form for the year ended December 31, 2022, which is incorporated by reference into this Circular. This document has been filed on SEDAR and, upon request to the Company's Investor Relations Department at ir@lithiumamericas.com, a Shareholder will be provided with a copy of this document free of charge. Shareholders are urged to read such risk factors carefully. Additional risk factors relating to the Arrangement are set out below. For a discussion of the risk factors relating to the businesses of Lithium Argentina and New LAC, respectively, following the completion of the Arrangement, please see "Risk Factors" in Schedule "M" and Schedule "H" to this Circular, respectively.

Completion of the Arrangement is subject to a number of conditions precedent and required approvals.

Some of these conditions precedent are outside the Company's control, including receipt of the Final Order. At the hearing for the Final Order, the Court will consider whether to approve the Arrangement based on the applicable legal requirements and the evidence before the Court. Other conditions precedent which are outside the Company's control include, without limitation, the required Shareholder approval and the approvals of the TSX and the NYSE, the declaration of effectiveness of the Form 20-F registration statement of New LAC by the SEC, and the receipt of the Ganfeng Lock-Up and applicable third party consents. There can be no certainty, nor can the Company provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If certain approvals and consents are not received prior to the anticipated Effective Date, the Company may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, including possibly delaying the completion of the Arrangement in order to allow sufficient time to complete such matters. If the Arrangement is delayed or not completed, the market price of the LAC Common Shares may be materially adversely affected.

Lithium Argentina and New LAC could be exposed to substantial tax liabilities if the tax-deferred Separation requirements are not met.

The Canadian Tax Ruling requested from the CRA requires, among other things, that the transfer of the Distribution Property comply with all requirements of the public company "butterfly" rules in section 55 of the Tax Act. Although the Arrangement is structured to comply with these rules, there are certain requirements of these rules that depend on events occurring after the Arrangement is completed or that may not be within the control of Lithium Argentina or New LAC. For a discussion of these requirements, see "The Arrangement - Conditions of the Canadian Tax Ruling". If these requirements are not met, Lithium Argentina and/or New LAC would recognize a taxable gain in respect of the transfer by the Company of the Distribution Property. If incurred, these tax liabilities could be substantial and could have a Material Adverse Effect on the financial position of Lithium Argentina and/or New LAC, as applicable. Under the terms of the Tax Indemnity and Cooperation Agreement, Lithium Argentina and New LAC would generally be required to indemnify the other party for any such tax if it is the result of the indemnifying party (or its affiliates) breaching its covenant not to take any action, omit to take any action or enter into a transaction that could cause the Arrangement or any related transaction to be treated in a manner inconsistent with the Canadian Tax Ruling.

To preserve the intended U.S. tax treatment of the Arrangement, Lithium Argentina and New LAC expect to agree to certain restrictions that may significantly reduce its strategic and operating flexibility.

To preserve the intended U.S. tax treatment pursuant to the Arrangement, for a period of time following the Arrangement, Lithium Argentina and New LAC may be prohibited, except in specific circumstances, from taking or failing to take certain actions. The foregoing restrictions may limit for a period of time the ability of Lithium Argentina or New LAC to pursue certain strategic transactions or other transactions that either company believes to be in the best interests of its shareholders or that might increase the value of its business.

Tax laws and regulations may change in the jurisdictions in which Lithium Argentina and New LAC operates, which may adversely affect Lithium Argentina and New LAC and/or holders of shares of Lithium Argentina and New LAC.

Lithium Argentina and New LAC will each operate in countries with differing tax laws and tax rates. Lithium Argentina and New LAC's tax reporting is supported by tax laws in the countries in which each entity operates and the application of tax treaties between the various countries in which each entity operates. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating Lithium Argentina's provision and accruals for these taxes. Such changes could have a material adverse effect on the holders of shares of Lithium Argentina or New LAC's business, financial condition and results of operations of Lithium Argentina and New LAC. Lithium Argentina's income tax reporting is subject to audit by tax authorities in the countries in which Lithium Argentina operates. Lithium Argentina's effective tax rate may change from year to year, based on (i) changes in the mix of activities and income earned among the different jurisdictions in which Lithium Argentina operates, (ii) changes in tax laws in these jurisdictions, (iii) changes in the tax treaties between the countries in which Lithium Argentina operates, (iv) changes in Lithium Argentina's eligibility for benefits under those tax treaties, and (v) changes in the estimated values of deferred tax assets and liabilities, which could result in a substantial increase in the effective tax rate on all or a portion of Lithium Argentina's income.

The receipt of New LAC Common Shares in connection with the Arrangement is currently intended to qualify as a tax-free transaction from a U.S. federal income tax perspective, but no assurance can be given that such treatment is correct.

The Company has applied for the U.S. Tax Ruling with the IRS, which covers the relevant U.S. tax aspects of the Arrangement. The U.S. Tax Rulings rely upon certain facts, assumptions, representations and undertakings from the Company regarding the past and future conduct of the Company.

Nonetheless, the IRS could determine on audit that the Arrangement should be treated as a taxable transaction if the IRS determines that any of these representations, assumptions, or undertakings upon which such U.S. Tax Ruling was based are incorrect or have been violated. If the IRS were successful in taking this position, the deemed distribution of New LAC Common Shares resulting from the Arrangement may be treated as a taxable dividend or capital gain to the U.S. Holders for U.S. federal income tax purposes in which case such U.S. Holders may be subject to significant U.S. federal income tax liabilities. Accordingly, the Company cannot provide assurance that the intended U.S. tax treatment will be achieved, or that U.S. Holders will not incur substantial U.S. federal income tax liabilities in connection with the Arrangement and certain related transactions. For a more detailed discussion of the tax consequences of the Arrangement to U.S. Holders, see "Material Income Tax Considerations - Certain United States Federal Income Tax Considerations - Tax Consequences of the Arrangement".

If New LAC is classified as a PFIC, U.S. Holders who own New LAC Common Shares could be subject to adverse U.S. federal income tax consequences.

If New LAC is classified as a PFIC for U.S. federal income tax purposes, a U.S. Holder who owns New LAC Common Shares could be subject to adverse tax consequences, including a greater tax liability than might otherwise apply, an interest charge on certain taxes deemed deferred as a result of New LAC's non-U.S. status, and additional U.S. tax reporting obligations. In general, a non-U.S. corporation will be a PFIC during a taxable year if, taking into account the income and assets of certain of its affiliates, (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, and other investment income.

The determination of whether New LAC is a PFIC depends upon the composition of its income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Thus, there can be no assurance that New LAC will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with New LAC's determination as to its PFIC status. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the related reporting requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of New LAC Common Shares. See "Material Income Tax Considerations - Certain United States Federal Income Tax Considerations - Tax Consequences of the Ownership and Disposition of New LAC Common Shares - PFIC Considerations".

The combined trading prices of the Lithium Argentina Common Shares and New LAC Common Shares after the Arrangement may be less than the trading price of the LAC Common Shares immediately prior to the Arrangement.

There can be no assurance as to the prices at which the Lithium Argentina Common Shares and the New LAC Common Shares will trade following the completion of the Arrangement. The combined trading prices of Lithium Argentina Common Shares and New LAC Common Shares received by a Shareholder pursuant to the Arrangement may be materially less than the trading price of the LAC Common Shares immediately prior to the Arrangement.

There is currently no established market for the Lithium Argentina Common Shares or the New LAC Common Shares, and even if markets do develop, current shareholders of LAC may be unwilling or unable to hold Lithium Argentina Common Shares and/or New LAC Common Shares after the Arrangement, which could have a negative effect on trading prices.

There is not currently a public market for the Lithium Argentina Common Shares or the New LAC Common Shares and there can be no assurance that public markets for these shares will develop after the Arrangement becomes effective or as to the prices at which trading in these shares will occur even if public markets do develop after the Arrangement. If public markets for the Lithium Argentina Common Shares and/or the New LAC Common Shares do develop, there may be a significant number of shareholders who wish to sell their Lithium Argentina Common Shares or their New LAC Common Shares. Some shareholders may determine that they do not wish to have an investment solely in the Argentinian Business or the North American Business, as applicable. In addition, following completion of the Arrangement, some shareholders may be subject to investment restrictions which preclude them from holding Lithium Argentina Common Shares or New LAC Common Shares, while other shareholders may elect to sell for different reasons. If there are a significant number of sellers of the Lithium Argentina Common Shares or the New LAC Common Shares without a corresponding number of buyers, the trading price of those shares could decline, and such decline could be material.

In connection with the Arrangement, the Convertible Notes will be eligible for conversion, at the election of the holders, into LAC Common Shares (or, post-Arrangement, Lithium Argentina Common Shares) which will result in dilution to the Shareholders.

In connection with the Arrangement, the Convertible Notes will be eligible for conversion, at the election of the holders, into LAC Common Shares (or, post-Arrangement, Lithium Argentina Common Shares). For more information regarding conversion of the Convertible Notes, see "Treatment of Convertible Notes" above.

Pursuant to the terms and conditions of the Indenture, the Company expects that, approximately 10 trading days after the closing of the Arrangement, the Conversion Rate for the Convertible Notes will be adjusted based on the trading prices of Lithium Argentina Common Shares and New LAC Common Shares over such 10-trading day period.  In addition, pursuant to the terms and conditions of the Indenture, if a holder elects to convert Convertible Notes from and including the closing of the Arrangement up to and including approximately the 35th trading day following the closing of the Arrangement, the Company may be required to increase the Conversion Rate for the Convertible Notes so surrendered by a number of additional Lithium Argentina Common Shares based on the trading price of the LAC Common Shares prior to the closing of the Arrangement.  For more information regarding the expected adjustments to the Conversion Rate for the Convertible Notes, see "Treatment of Convertible Notes" above.

The principal amount of Convertible Notes, if any, that may be converted in connection with the Arrangement cannot be predicted.  Any such conversions will result in dilution to the Shareholders.

LAC may delay or amend the implementation of all or part of the Arrangement or may proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis.

LAC continues to seek and obtain certain necessary consents and approvals in order to implement the Arrangement and related transactions as currently structured. LAC may not obtain such consents and approvals on acceptable terms prior to the expected Effective Date. If certain approvals and consents are not received prior to the expected Effective Date, LAC may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement in order to allow sufficient time to complete such matters.

Lithium Argentina and New LAC will have indemnification obligations to each other following the Arrangement that could be significant.

Pursuant to the Tax Indemnity and Cooperation Agreement, Lithium Argentina and New LAC will agree to a number of representations, warranties and covenants, including agreeing to indemnify and hold harmless the other party against any loss suffered or incurred resulting from, or in connection with, a breach of certain tax-related covenants. Any indemnification claim against the Lithium Argentina or New LAC could be substantial, may not be able to be satisfied and may have a material adverse effect upon Lithium Argentina and New LAC.

As separate companies, the respective businesses of Lithium Argentina and New LAC will be less diversified and will not be mutually supportive.

While the Argentinian Business and the North American Business belong to the same industry, they operate lithium assets located in different regions at different stages of development and with distinct operational, financial and political landscapes, opportunities and challenges. Ownership of all of these assets provides the Company with diversification resulting from its ownership and operation of both of these business units. As the Arrangement will separate the ownership and operation of these business units, this Separation will result in reduced diversification which, in turn, will increase each company's net exposure to risks associated with its specific assets and operating environment.

New LAC will have significant capital requirements associated with the development of its Thacker Pass Project. On a stand-alone basis following the Separation, New LAC will not be able to rely on the cash influx from the Caucharí-Olaroz Project once it is in full commercial production to cover any development costs associated with the Thacker Pass Project or any other of its funding requirement.  New LAC will require additional financing to advance the project into construction as planned. In addition, a condition of the Tranche 2 investment under the GM Transaction is that LAC (or post-Arrangement, New LAC) must secure sufficient funding to complete the development of Phase 1 of the Thacker Pass Project. LAC submitted a loan application to the U.S. Department of Energy as partial financing for the Thacker Pass Project, which, if granted, is not expected to have a dilutive effect but would result in LAC being more highly leveraged, which could have a material adverse effect on New LAC's future prospects if it is unable to satisfy its debt obligations as they become due. The ability of New LAC to arrange additional financing for the Thacker Pass Project in the future will depend, in part, on prevailing capital market conditions as well as the business performance of New LAC. Failure to obtain additional financing on a timely basis may cause New LAC to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on New LAC's business, results of operations and financial condition.

The Company and Ganfeng continue to actively oversee the advancement of final construction activities and commissioning at the Caucharí-Olaroz Project. It is common for new mining operations to experience unexpected costs, problems and delays during construction, commissioning, mine start-up and ramping-up of operations. Most, if not all, projects of this kind suffer delays or additional cost requirement during these periods due to numerous factors. Many of these risks are described in further detail in the Company's annual information form for the year ended December 31, 2022. On a stand-alone basis following the Separation, Lithium Argentina will not be in a position to re-direct funds it has transferred to New LAC as part of the Separation. Although LAC expects to retain sufficient funds to cover cost increases or delays in revenue generation from the Caucharí-Olaroz Project, any unexpected material funding requirement or significant delay may require Lithium Argentina to seek additional financing, which may not be available on attractive terms. Any of delays or additional costs could result in changes to economic returns or cash flow estimates of the project or have other negative financial implications. There is no assurance that the Caucharí-Olaroz Project will commence commercial production on schedule, or at all, that operating and sustaining costs will be consistent with the budget, or that its activities will result in profitable mining operations. If Lithium Argentina is unable to bring the Caucharí-Olaroz Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

There are certain costs related to the Arrangement that must be paid even if the Arrangement is not completed.

There are certain costs related to the Arrangement, such as those for financial and legal advisory services, printing and the Fairness Opinions, that must be paid even if the Arrangement is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of business in the ordinary course.

DISSENT RIGHTS

Only Registered Shareholders entitled to vote at the Meeting are entitled to exercise Dissent Rights with respect to the Arrangement Resolution in the manner provided for in sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order (collectively, the "Dissent Procedures"). Any Registered Shareholder who exercises Dissent Rights from the Arrangement Resolution in compliance with the Dissent Procedures, will be entitled, in the event the Arrangement becomes effective, to be paid by the Company the fair value of the LAC Common Shares held by such Dissenting Shareholder determined as at the close of business on the date before the Arrangement Resolution is adopted. Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of the LAC Common Shares as determined under the applicable provisions of the BCBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the fair value of the Arrangement Shares under the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially adverse, manner under Canadian federal and U.S. federal income tax law than had such Shareholder exchanged their LAC Common Shares for Arrangement Shares pursuant to the Arrangement and that an opinion from an investment bank as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the Arrangement, is not an opinion as to fair value under the BCBCA.

The following is a summary of the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, relating to Dissent Rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its LAC Common Shares, and is qualified in its entirety by reference to the text of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order. A copy of the Plan of Arrangement is attached to this Circular as Appendix A to Schedule "C", the text of the Interim Order is attached to this Circular as Schedule "E", and the text of sections 237 to 247 of the BCBCA is attached to this Circular as Schedule "G". Pursuant to the Interim Order, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the BCBCA, as modified by the Plan of Arrangement and the Interim Order. Dissenting Shareholders who intend to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures. It is recommended that any Registered Shareholder wishing to avail themselves of Dissent Rights seek legal advice, as failure to comply with the Dissent Procedures may result in the loss of all Dissent Rights thereunder. The Court hearing the application for the Final Order also has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

The Plan of Arrangement and the Interim Order expressly provide Registered Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder who has validly exercised its Dissent Rights in accordance with the Dissent Procedures is entitled to be paid the fair value (determined as of the close of business on the day before the Arrangement Resolution is adopted) in respect of its LAC Common Shares in respect of which Dissent Rights have been validly exercised.

In many cases, LAC Common Shares beneficially owned by a holder are registered either (a) in the name of an intermediary that the Non-Registered Shareholder deals with in respect of such shares, such as, among others, brokers, investment dealers, banks, trust companies or other nominee, or (b) in the name of a depositary, such as CDS & Co., of which the intermediary is a participant. A Non-Registered Shareholder will not be entitled to exercise any rights of dissent directly. A Non-Registered Shareholder desiring to exercise Dissent Rights must make arrangements for the LAC Common Shares beneficially owned by such Non-Registered Shareholder to be registered in such Non-Registered Shareholder's name prior to the time the Notice of Dissent (as defined below) is required to be received by the Company or, alternatively, make arrangements for the registered holder of such LAC Common Shares to exercise Dissent Rights on the Non-Registered Shareholder's behalf.

In addition to any other restrictions under sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, none of the following Persons are entitled to exercise Dissent Rights: (i) any holder of LAC Equity Awards, (ii) any Person (including any beneficial owner of LAC Common Shares) who is not a Registered Shareholder, and (iii) any Registered Shareholder who votes or has instructed a proxyholder to vote its LAC Common Shares in favour of the Arrangement Resolution.

A Registered Shareholder entitled to vote at the Meeting who wishes to exercise their Dissent Rights is required to deliver a written notice of dissent (a "Notice of Dissent") to the Arrangement Resolution which must be received by the Company not later than 10:00 a.m. (Pacific Time) on July 27, 2023, or the date that is two (2) Business Days prior to the date of the Meeting (or any adjournment or postponement thereof). Such Notice of Dissent must be delivered to the Company at Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5, Attention: Corporate Secretary, and must strictly comply with the Dissent Rights described in this Circular. Failure to properly exercise Dissent Rights may result in the loss or unavailability of all Dissent Rights.

The Notice of Dissent must set out the number of LAC Common Shares in respect of which the Dissent Rights are being exercised (the "Notice Shares") and: (a) if such LAC Common Shares constitute all of the LAC Common Shares of which the Shareholder is the registered and beneficial owner and the Shareholder owns no other LAC Common Shares beneficially, a statement to that effect; (b) if such LAC Common Shares constitute all of the LAC Common Shares of which the Shareholder is both the registered and beneficial owner, but the Shareholder owns additional LAC Common Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of LAC Common Shares held by each such Registered Shareholder and a statement that written Notices of Dissent are being or have been sent with respect to such other LAC Common Shares; or (c) if the Dissent Rights are being exercised by a Registered Shareholder who is not the beneficial owner of such LAC Common Shares, a statement to that effect and the name of the Non-Registered Shareholder and a statement that the Registered Shareholder is dissenting with respect to all LAC Common Shares of the Non-Registered Shareholder registered in such Registered Shareholder's name.

The filing of a Notice of Dissent does not deprive a Registered Shareholder of the right to vote at the Meeting. However, pursuant to the Interim Order, no Registered Shareholder who has voted in favour of the Arrangement Resolution is entitled to dissent with respect to the Arrangement. Therefore, the Registered Shareholder who has submitted a Notice of Dissent and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to all LAC Common Shares owned by such Person. Pursuant to section 237 to 247 of the BCBCA and the Interim Order, a Registered Shareholder may not exercise Dissent Rights in respect of only a portion of such holder's LAC Common Shares but may dissent only with respect to all of the LAC Common Shares held by such holder.

A vote against the Arrangement Resolution, an abstention from voting, or a proxy submitted instructing a proxyholder to vote against the Arrangement Resolution does not constitute a Notice of Dissent, but a Registered Shareholder need not vote its LAC Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Notice of Dissent. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such LAC Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit his or her or its Dissent Rights.

If the Arrangement Resolution is approved by Shareholders, and the Company notifies a registered holder of Notice Shares of its intention to act upon the Arrangement Resolution pursuant to section 243 of the BCBCA, in order to exercise Dissent Rights such Shareholder must, within one month after the Company gives such notice, send a written notice (a "Payment Notice") that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent to the Company at Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5, Attention: Corporate Secretary. Such Payment Notice must be accompanied by the certificate or certificates or DRS statements representing those Notice Shares (including a written statement prepared in accordance with section 244(1)(c) of the BCBCA if the dissent is being exercised by the Shareholder on behalf of a Non-Registered Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell and the Company is bound to purchase those Notice Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

A Registered Shareholder who fails to send to the Company, within the appropriate time frame, a Notice of Dissent, a Payment Notice or the certificates or DRS statements representing the Notice Shares in respect of which the Dissenting Shareholder dissents forfeits the right to make a claim under the Dissent Procedures. The Company or the transfer agent of the Company will endorse on the certificates or DRS statements representing the LAC Common Shares received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return such certificates or DRS statements to the Dissenting Shareholder.

On sending a Payment Notice to the Company, a Dissenting Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of such holder's Notice Shares which fair value, notwithstanding anything to the contrary contained in sections 237 to 247 of the BCBCA, will be determined as of the close of business on the day before the Arrangement Resolution is adopted, except where (a) the Dissenting Shareholder withdraws the Payment Notice before the Company makes an offer to the Dissenting Shareholder pursuant to the BCBCA as modified by the Plan of Arrangement and the Interim Order, (b) the Company fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws the Payment Notice, or (c) the proposal contemplated by the Arrangement Resolution does not proceed, in which case the Dissenting Shareholder's rights as a Shareholder will be reinstated as of the date the Dissenting Shareholder sent the Payment Notice.

Dissenting Shareholders who are:

(a) ultimately entitled to be paid fair value for their LAC Common Shares, (i) will be deemed to have transferred the LAC Common Shares held by them and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all liens, claims and encumbrances, (ii) will be deemed not to have participated in the transactions in respect of such LAC Common Shares in Section 2.3 of the Plan of Arrangement (other than Section 2.3(a)), (iii) will be entitled to be paid the fair value of such LAC Common Shares, which fair value, notwithstanding anything to the contrary contained in Section 237 of the BCBCA, will be determined as of the close of business on the day before the Arrangement Resolution is adopted, and (iv) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such LAC Common Shares; or

(b) ultimately not entitled, for any reason, to be paid fair value for such LAC Common Shares will be deemed to have participated in the Arrangement as of and from the Effective Time on the same terms as a Participating Shareholder and will be entitled to receive only the Arrangement Shares that such Dissenting Shareholder would have received pursuant to the Plan of Arrangement if such Dissenting Shareholder had not exercised their Dissent Rights.

If a Dissenting Shareholder is ultimately entitled to be paid for their Dissent Shares, such Dissenting Shareholder may enter into an agreement for the fair value of such Dissent Shares. If such Dissenting Shareholder does not reach an agreement, such Dissenting Shareholder, or the Company, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on the Company to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the LAC Common Shares had as of the close of business on the day before the Arrangement Resolution is adopted. After a determination of the fair value of the Dissent Shares, the Company must then promptly pay that amount to the Dissenting Shareholder.

In no case will the Company, the Depositary or any other Person be required to recognize Dissenting Shareholders as Shareholders after the Effective Time, and the names of such Dissenting Shareholders will be deleted from the central securities register as Shareholders at the Effective Time in accordance with the Plan of Arrangement.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with the Company's written consent. If any of these events occur, the Company must return the share certificates or DRS statements representing the LAC Common Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If a Shareholder dissents, there can be no assurance that the amount they receive as fair value for their LAC Common Shares will be more than or equal to the fair value of the Arrangement Shares under the Arrangement.

Each Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the Dissent Procedures set out in sections 237 to 247 of the BCBCA as modified by the Plan of Arrangement and the Interim Order, which are attached to this Circular as Schedule "G", Appendix A to Schedule "C" and Schedule "E", respectively.

The above is only a summary of the Dissent Procedures which are technical and complex. If you are a Registered Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the Dissent Procedures will result in the loss of your Dissent Rights. Furthermore, Registered Shareholders who are considering exercising Dissent Rights should be aware of the consequences under Canadian federal and U.S. federal tax laws of exercising Dissent Rights and should consult their own tax advisors for advice. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Shareholders Resident in Canada - Dissenting Resident Shareholders" and "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Shareholders Not Resident in Canada - Dissenting Non-Resident Shareholders".

CERTAIN SECURITIES LAW MATTERS

The following discussion is only a general overview of certain requirements of Canadian and U.S. securities laws applicable to trades in securities of the Company or New LAC. All holders of securities are urged to consult with their own legal counsel to ensure that any resale of their securities of LAC or New LAC complies with applicable securities legislation.

CANADIAN SECURITIES LAWS

The Company is a reporting issuer in all of the provinces and territories of Canada. Upon completion of the Arrangement, New LAC will be a reporting issuer in all of the provinces and territories of Canada.

The issuance of the Lithium Argentina Common Shares and New LAC Common Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from prospectus requirements of applicable Canadian securities laws. With certain exceptions, the Lithium Argentina Common Shares and New LAC Common Shares received by shareholders pursuant to the Arrangement may generally be resold in each of the provinces and territories of Canada without restriction, provided the trade is not a "control distribution" as defined in National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling securityholder is an insider or officer of the issuer, the insider or officer has no reasonable grounds to believe that the issuer is in default of securities legislation.

Application of MI 61-101

As a reporting issuer or the equivalent in all provinces and territories of Canada, the Company is, among other things, subject to the applicable securities laws, including MI 61-101. MI 61-101 regulates certain types of related party and other transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders (excluding interested or related parties), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to, among other transactions, "business combinations" (as such term is defined in MI 61-101). MI 61-101 provides that, in certain circumstances, where a "related party" of an issuer (as defined in MI 61-101), which includes directors, and senior officers of the Company would, as a consequence of the transaction, be entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection with an arrangement (such as the Arrangement), such transaction may be considered a "business combination" for the purposes of MI 61-101.

Although holders of LAC Common Shares will retain their proportionate interest in equity securities of the Company following the completion of the Arrangement, their LAC Common Shares will be replaced with Lithium Argentina Common Shares and New LAC Common Shares as a result of the Arrangement. On that basis, the Company will treat the Arrangement as a "business combination" in accordance with MI 61-101. In particular, certain directors and senior officers hold LAC DSUs, LAC RSUs and/or LAC PSUs which will be exchanged for equivalent incentive securities of Lithium Argentina and New LAC, some of which will be vested and settled in Lithium Argentina Common Shares and/or New LAC Common Shares, as applicable. See "The Arrangement - Treatment of Incentive Securities".

Other than Messrs. George Ireland, John Kanellitsas and Franco Mignacco, all of the directors and officers of the Company who are related parties entitled to a benefit that they expect to receive pursuant to the Arrangement fall within an exception to the definition of "collateral benefit" for the purposes of MI 61-101, since the benefits are received solely in connection with their services as employees or directors of the Company or of any affiliated entities of the Company, and (a) are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to them for their LAC Common Shares, (b) are not conditional on them supporting the Arrangement in any manner, (c) full particulars of the benefits are disclosed in this Circular, and (d) at the time of the entering into of the Arrangement Agreement, they exercised control or direction over, or beneficially owned, less than 1% of the outstanding LAC Common Shares, as calculated in accordance with MI 61-101.

In the case of Mr. Ireland, (A) he has disclosed to the independent GNCL Committee of the Board, the amount of consideration that he expects he will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the equity securities beneficially owned by him, and (B) such committee, acting in good faith, determined that the value of the benefit, net of any offsetting costs to the related parties, is less than 5% of the value referred to in (A).

Pursuant to MI 61-101, the Arrangement is not a business combination for which a formal valuation would be required pursuant to section 4.3 of MI 61-101. However, in addition to obtaining approval of the Arrangement Resolution by at least 66⅔% of the votes cast on the Arrangement Resolution at the Meeting by Shareholders, present, whether in person or virtually, or represented by proxy, and entitled to vote at the Meeting, approval will also be sought from a simple majority of the votes cast at the Meeting by the Shareholders present in person or represented by proxy at the Meeting, excluding the votes of Messrs. John Kanellitsas and Franco Mignacco and any other "interested parties", "related parties of interested parties" or "joint actors" whose votes may not be included in determining minority approval of a "business combination" under MI 61-101 "Minority Shareholders").

As at June 16, 2023, Messrs. Kanellitsas and Mignacco collectively held 3,885,876 LAC Common Shares, representing approximately 2.4% of the outstanding LAC Common Shares. Accordingly, in relation to the Arrangement, "minority approval" means approval by a majority of the votes cast at the Meeting by the holders of LAC Common Shares, other than Messrs. Kanellitsas and Mignacco.

The following indicates, as at June 16, 2023, the number, designation and the percentage of the outstanding securities of any class of securities of the Company beneficially owned or over which control or direction is exercised by each director and officer of the Company and, the number of Lithium Argentina DSUs, Lithium Argentina RSUs, Lithium Argentina PSUs, New LAC DSUs, New LAC RSUs, and New LAC PSUs they are expected to receive in exchange of their incentive securities of the Company (assuming no exercise or conversion or additional grants prior to the Effective Date, except as specified):

	Securities Beneficially Owned					Lithium Argentina Equity Awards Receivable			New LAC Equity Awards Receivable
Name, Position	# of LAC Common Shares	% of Outstanding LAC Common Shares	# of LAC DSUs	# of LAC PSUs	# of LAC RSUs	# of Lithium Argentina DSUs	# of Lithium Argentina PSUs	# of Lithium Argentina RSUs	# of New LAC DSUs	# of New LAC PSUs	# of New LAC RSUs
Aubree Barnum Vice President, Human Resources	6	0.000%	0	8,548	6,146	0	8,548(1)	6,146(2)	0	8,548(1)	6,146(3)
Tom Benson Vice President, Global Exploration	35,553	0.022%	0	6,753	19,016	0	6,753(1)	19,016	0	6,753(1)	19,016
Ignacio Celorrio President, Latin America	100,983	0.063%	0	56,355	102,445	0	56,355(1)	102,445(3)	0	56,355(1)	102,445(2)
Fabiana Chubbs Director	6,600	0.004%	34,250	0	0	34,250(2)	0	0	34,250(3)	0	0
Kelvin Dushnisky Director	0	0.000%	7,857	0	0	7,587(2)	0	0	7,587(3)	0	0
Jonathan Evans Director, Chief Executive Officer & President	341,370	0.214%	9,747	89,497	227,222	9,747(2)	89,497(1)	227,222(2)	9,747(3)	89,497(1)	227,222(3)
Yuan Gao Director	0	0.000%	25,544	0	0	25,544(2)	0	0	25,544(3)	0	0
Richard Gerspacher Senior Vice President, Capital Projects	1,907	0.001%	0	23,746	12,217	0	23,746(1)	12,217(2)	0	23,746(1)	12,217(3)
George R. Ireland Board Chair	3,256,186	2.038%	126,508	0	0	126,508(3)	0	0	126,508(2)	0	0
John Kanellitsas Executive Vice Chair	1,655,756	1.036%	0	111,186	831,287	0	111,186(1)	831,287(3)	0	111,186(1)	831,287(2)
Rene LeBlanc Chief Technical Officer	82,081	0.051%	0	66,317	91,901	0	66,317(1)	91,901(2)	0	66,317(1)	91,901(3)

	Securities Beneficially Owned					Lithium Argentina Equity Awards Receivable			New LAC Equity Awards Receivable
Name, Position	# of LAC Common Shares	% of Outstanding LAC Common Shares	# of LAC DSUs	# of LAC PSUs	# of LAC RSUs	# of Lithium Argentina DSUs	# of Lithium Argentina PSUs	# of Lithium Argentina RSUs	# of New LAC DSUs	# of New LAC PSUs	# of New LAC RSUs
Jinhee Magie Director	0	0.000%	6,795	0	0	6,795(2)	0	0	6,795(3)	0	0
Alec Meikle Vice President, Corporate Development	4,470	0.003%	0	98,015	49,921	0	98,015(1)	49,921	0	98,015(1)	49,921
Pablo Mercado Chief Financial Officer	10,342	0.006%	0	0	35,136	0	0	35,136(2)	0	0	35,136(3)
Franco Mignacco Director, President of Minera Exar	2,230,120	1.396%	0	99,601	191,221	0	99,601(1)	191,221(3)	0	99,601(1)	191,221(2)
Alex Shulga Vice President, Finance	10,555	0.007%	0	39,194	8,347	0	39,194(1)	8,347(3)	0	39,194(1)	8,347(2)
Jenna Virk Corporate Secretary and Director, Legal Affairs	0	0.000%	0	6,304	12,416	0	6,304(1)	12,416	0	6,304(1)	12,416
Xiaoshen Wang Director	47,730	0.030%	57,637(4)	0	0	See Note (4)	0	0	See Note (4)	0	0
Alexi Zawadzki President of North American Operations	55,932	0.035%	0	134,460	173,922	0	134,460(1)	173,922(2)	0	134,460(1)	173,922(3)

Notes:

(1) Vesting will continue under the terms of the original grant and will be settled by issuance to the holder thereof of one common share of the applicable entity. LAC PSUs which were fully vested and outstanding prior to the Effective Time may be settled in accordance with the performance multiplier applicable to the LAC PSUs replaced.

(2) Immediate vesting and the underlying common shares of the applicable entity will be issued to the holder thereof as soon as practicable following the Effective Date.

(3) Vesting will continue under the terms of the original grant and will be settled by issuance to the holder thereof of one common share of the applicable entity.

(4) Xiaoshen Wang will not be a director of LAC, Lithium Argentina or New LAC following the Meeting. It is expected that the 57,637 LAC DSUs held by him will be settled for 57,637 LAC Common Shares on the 20th business day following his departure and exchanged for Lithium Argentina Common Shares and New LAC Common Shares as part of the Arrangement if he still holds them as of the Effective Time.

U.S. SECURITIES LAWS

The securities issued or deemed to be issued to Shareholders and holders of LAC Equity Awards pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and will be distributed in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and available exemptions from applicable state registration requirements. Section 3(a)(10) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the substantive and procedural fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on June 16, 2023 and, subject to the approval of the Arrangement by the Shareholders at the Meeting, it is expected that a hearing on the Arrangement will be held on August 4, 2023 at 9:45 a.m. (Pacific Time), or as soon thereafter as counsel may be heard, at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. All Shareholders and holders of LAC Equity Awards are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the securities to be issued pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

The securities issued or deemed to be issued to Shareholders or holders of LAC Equity Awards pursuant to the Arrangement will be freely tradable under the U.S. Securities Act, except by persons who are "affiliates" of Lithium Argentina or New LAC after the Arrangement or were affiliates of the Company or New LAC within 90 days prior to completion of the Arrangement. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to and in accordance with Regulation S under the U.S. Securities Act. Such securities may also be resold in transactions completed in accordance with Rule 144 under the U.S. Securities Act, if available.

Holders of LAC Equity Awards entitled to receive Lithium Argentina Equity Awards and New LAC Equity Awards are advised that the Distribution Securities issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Lithium Argentina and New LAC in reliance on the Section 3(a)(10) of the U.S. Securities Act and available exemptions from applicable state registration requirements, but such exemption does not exempt the issuance of securities upon the exercise or vesting of the Lithium Argentina Equity Awards or the New LAC Equity Awards.

This means that the Lithium Argentina Common Shares and the New LAC Common Shares issuable upon exercise or conversion of the Lithium Argentina Equity Awards and New LAC Equity Awards cannot be issued in the United States or to a U.S. Person in reliance on the Section 3(a)(10) of the U.S. Securities Act and available exemptions from applicable state registration requirements, and Lithium Argentina Equity Awards and New LAC Equity Awards may only be exercised and the underlying Lithium Argentina Common Shares and the New LAC Common Shares issued in the United States or to a U.S. Person pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and in accordance with any applicable securities laws of any state of the United States or pursuant to a registration statement on Form S-8.

The foregoing discussion is only a general overview of certain requirements of the U.S. Securities Act applicable to the resale of the securities issued or deemed to be issued to shareholders pursuant to the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

STOCK EXCHANGE LISTINGS

The LAC Common Shares are currently listed and posted for trading on the TSX and the NYSE. The Arrangement is conditional upon the continued listing of Lithium Argentina Common Shares and the listing of New LAC Common Shares on the TSX and the NYSE in substitution for the LAC Common Shares immediately upon completion of the Arrangement, subject to compliance with the requirements of the TSX and the NYSE. New LAC has made an application to list the New LAC Common Shares on the TSX and the NYSE. LAC has also notified both the TSX and NYSE of its intention to remain listed on both exchanges. Any listing will be subject to fulfilling all the requirements and receiving the approvals of the TSX and the NYSE, respectively.

There can be no assurance that Lithium Argentina or New LAC will be able to maintain their listing on the TSX or the NYSE, or that the TSX or the NYSE will maintain the listing of the Lithium Argentina Common Shares and list the New LAC Common Shares.

MATERIAL INCOME TAX CONSIDERATIONS

TAX RULING APPLICATIONS

The Canadian Tax Ruling requested from the CRA contains income tax rulings binding on the CRA which confirm that the transfer of the Distribution Property may be accomplished on a fully tax-deferred basis, and certain other tax matters related to the Arrangement, provided that the material facts presented in the Canadian Tax Ruling are accurately stated, the transfer is implemented as disclosed to the CRA and certain other conditions are satisfied. This requires, among other things, that the transfer comply with all requirements of the public company "butterfly" rules in section 55 of the Tax Act.  See "The Arrangement - Conditions to Closing of the Arrangement and Tax Rulings".

The U.S. Tax Ruling requested from the IRS contains income tax rulings binding on the IRS which confirm that the Arrangement may be accomplished on a fully tax-deferred basis to U.S. Holders, provided that the material facts presented in the U.S. Tax Ruling are accurately stated, the Arrangement is implemented as disclosed to the IRS and certain other conditions are satisfied. See "The Arrangement - Conditions to Closing of the Arrangement and Tax Rulings".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, special tax counsel to the Company in respect of the Arrangement, the following summary fairly presents the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to a Shareholder who holds LAC Common Shares as beneficial owner and who, for the purposes of the Tax Act and at all relevant times, (i) holds LAC Common Shares, and will hold any shares of Lithium Argentina or New LAC received pursuant to the Arrangement, (all such shares, collectively, the "Arrangement Shares") as capital property, and (ii) deals at arm's length with each of Lithium Argentina and New LAC and is not affiliated with either of Lithium Argentina or New LAC (a "Holder"). Generally, Arrangement Shares will be capital property to a Holder provided that the Holder does not hold such shares in the course of carrying on a business and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

The Canadian Tax Ruling requested from the CRA confirms certain of the tax consequences discussed in this summary. This summary assumes that the conditions and qualifications to the rulings in the Canadian Tax Ruling will be satisfied or complied with (as applicable). See "The Arrangement - Conditions to Closing of the Arrangement and Tax Rulings - Conditions to the Arrangement", and "The Arrangement - Conditions to Closing of the Arrangement and Tax Rulings - Conditions to the Tax Rulings - Conditions to the Canadian Tax Ruling".

This summary does not address the Canadian federal income tax considerations applicable to holders of LAC Equity Awards or LAC Options, as applicable, or to Holders who received LAC Common Shares upon the exercise of the right to acquire LAC Common Shares under LAC Equity Awards or LAC Options, as applicable.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations") and an understanding of the administrative practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) ("Tax Proposals") before the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not otherwise take into account or anticipate any changes in law or administrative policies, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own tax advisors to determine the tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Currency Conversion

For purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of the Arrangement Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times, are, or are deemed to be, resident in Canada ("Resident Shareholders").

Certain Resident Shareholders whose Arrangement Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares, and any other "Canadian security" (as defined in the Tax Act) owned by the Resident Shareholder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Resident Shareholders contemplating making such an election should consult their own tax advisors as to whether such election is available and/or advisable in the Resident Shareholder's particular circumstances.

This summary is not applicable to a Resident Shareholder: (i) that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iv) that has entered into a "derivative forward agreement" as defined in the Tax Act with respect to the Arrangement Shares; or (v) that has elected to report its "Canadian tax results" as defined in the Tax Act in a currency other than Canadian currency. Additional considerations, not discussed herein, may be applicable to a Resident Shareholder that is a corporation (or does not deal at arm's length with a corporation) that is, or becomes as part of a transaction or series of transactions or events that includes the Arrangement, controlled by a non-resident person or group of non-resident persons that do not deal with each other at arm's length for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Resident Shareholders should consult their own tax advisors.

Exchange of LAC Common Shares for LAC Class A Common Shares and LAC Preference Shares

As part of the Arrangement, each Resident Shareholder (other than a Dissenting Resident Shareholder (as defined below)) will transfer each LAC Common Share held by such Resident Shareholder to LAC in exchange for (x) one LAC Class A Common Share and (y) one LAC Preference Share.

On such exchange, a Resident Shareholder will be deemed to have disposed of such LAC Common Share for proceeds of disposition equal to the adjusted cost base of such share immediately before the exchange. Accordingly, a Resident Shareholder will not realize a capital gain or a capital loss as a result of such exchange.

The aggregate adjusted cost base of the LAC Class A Common Shares and LAC Preference Shares acquired by a Resident Shareholder on such exchange will be equal to the Resident Shareholder's aggregate adjusted cost base of its LAC Common Shares immediately before the exchange. The aggregate adjusted cost base of a Resident Shareholder's LAC Common Shares immediately before the exchange will be allocated among the LAC Class A Common Shares and LAC Preference Shares acquired by the Resident Shareholder on the exchange in proportion to the relative fair market value of such shares immediately after the exchange. It is intended that, following the Arrangement, Lithium Argentina and New LAC will inform Resident Shareholders either by press release or on their websites of their estimate of the appropriate proportionate allocation; however, such allocation will not be binding on the CRA or on any Resident Shareholder.

Exchange of LAC Preference Shares for New LAC Common Shares

As part of the Arrangement, each Resident Shareholder (other than a Dissenting Resident Shareholder) will transfer each LAC Preference Share acquired by it pursuant to the Arrangement to New LAC in exchange for one New LAC Common Share.

Unless a Resident Shareholder includes any portion of the gain or loss otherwise determined in respect of such exchange in computing its income for the taxation year in which the exchange occurs, the Resident Shareholder will be deemed to have disposed of such LAC Preference Share for proceeds of disposition equal to the Resident Shareholder's adjusted cost base of such share immediately prior to such exchange. Accordingly, the Resident Shareholder will not realize a capital gain or a capital loss as a result of the exchange. The aggregate adjusted cost base of the New LAC Common Shares acquired by the Resident Shareholder on the exchange will be equal to the adjusted cost base immediately before the exchange of the LAC Preference Shares disposed of by the Resident Shareholder on the exchange.

Where a Resident Shareholder includes any portion of the gain or loss otherwise determined in respect of such exchange in computing its income for the taxation year in which the exchange occurs, the Resident Shareholder will realize a capital gain (or capital loss) on the LAC Preference Shares to the extent that the Resident Shareholder's aggregate proceeds of disposition for such shares, net of any reasonable costs of disposition, exceed (or are less than) the Resident Shareholder's aggregate adjusted cost base of such shares immediately before the exchange. The Resident Shareholder's aggregate proceeds of disposition for the LAC Preference Shares will be equal to the aggregate fair market value of the New LAC Common Shares received on the exchange. The Resident Shareholder's aggregate adjusted cost base of the New LAC Common Shares received by the Resident Shareholder on the transfer will also be equal to that fair market value.

Exchange of LAC Class A Common Shares for LAC Common Shares

As part of the Arrangement, each Resident Shareholder (other than a Dissenting Resident Shareholder) will transfer each LAC Class A Common Share acquired by it pursuant to the Arrangement to LAC in exchange for one LAC Common Share.

Such exchange will not be a disposition of property for the purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss on such exchange. The aggregate adjusted cost base of the LAC Common Shares acquired by the Resident Shareholder on the exchange will be equal to the aggregate adjusted cost base immediately before the exchange of the LAC Class A Common Shares transferred to LAC on the exchange.

Dividends on Lithium Argentina Common Shares or New LAC Common Shares (Post-Arrangement)

Dividends received or deemed to be received by a Resident Shareholder on Lithium Argentina Common Shares or New LAC Common Shares after the Arrangement will be included in computing the Resident Shareholder's income for the purposes of the Tax Act. Such dividends received or deemed to be received by a Resident Shareholder that is an individual (including a trust) will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from corporations resident in Canada, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated as "eligible dividends" for these purposes. There may be limitations on the ability of Lithium Argentina or New LAC to designate dividends as "eligible dividends".

Dividends received or deemed to be received on Lithium Argentina Common Shares or New LAC Common Shares by a Resident Shareholder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

Generally, dividends received or deemed to be received by a Resident Shareholder that is a corporation on Lithium Argentina Common Shares or New LAC Common Shares after the Arrangement will be included in computing the corporation's income but will be deductible in computing the corporation's taxable income, subject to certain limitations in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Shareholder that is a corporation as proceeds of disposition or a capital gain. Resident Shareholders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Shareholder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Lithium Argentina Common Shares or New LAC Common Shares, to the extent that such dividends are deductible in computing the Resident Shareholder's taxable income. Such additional tax may be refundable in certain circumstances.

Dispositions of Lithium Argentina Common Shares or New LAC Common Shares (Post-Arrangement)

A disposition by a Resident Shareholder of Lithium Argentina Common Shares or New LAC Common Shares after the Arrangement generally will result in a capital gain (or a capital loss) to such Resident Shareholder to the extent that the proceeds of disposition received, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such Resident Shareholder immediately before the disposition. The tax treatment of capital gains and capital losses is discussed in this portion of the summary under the heading "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by it in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder must deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by such Resident Shareholder in that taxation year. Allowable capital losses in excess of taxable capital gains in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year to the extent and under the circumstances specified in the Tax Act.

The amount of a capital loss otherwise arising on the disposition of a share by a Resident Shareholder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by dividends previously received or deemed to have been received on such share (or on a share for which such share was exchanged). Similar rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Resident Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) or that is a "substantive CCPC" (as defined in draft legislation released by the Minister of Finance (Canada) on August 9, 2022) may be liable to pay an additional tax, refundable in certain circumstances, on its "aggregate investment income". For this purpose, aggregate investment income will include an amount in respect of taxable capital gains.

Capital gains realized by a Resident Shareholder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

Eligibility for Investment

Provided that the Lithium Argentina Common Shares and the New LAC Common Shares are and continue to be listed on a "designated stock exchange" (as defined in the Tax Act and which currently includes the NYSE and the TSX) or are shares of a "public corporation" (as defined in the Tax Act), such shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered disability savings plans ("RDSPs"), deferred profit sharing plans, registered education savings plans ("RESPs"), first home savings accounts ("FHSAs"), and tax-free savings accounts ("TFSAs").

Notwithstanding the foregoing, if a Lithium Argentina Common Share or a New LAC Common Share is a "prohibited investment" (as defined in the Tax Act) for a trust governed by an RRSP, RRIF, RDSP, RESP, FHSA or TFSA, the holder of the FHSA, TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, will be subject to a penalty tax under the Tax Act. A Lithium Argentina Common Share or a New LAC Common Share will not be a prohibited investment for a trust governed by an RRSP, RRIF, RDSP, RESP, FHSA or TFSA, provided that the holder of the FHSA, TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, (i) deals at arm's length with Lithium Argentina or New LAC, as the case may be, for purposes of the Tax Act, and (ii) does not have a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in Lithium Argentina or New LAC, as the case may be. In addition, Lithium Argentina Common Shares and New LAC Common Shares will not be a prohibited investment if such shares are "excluded property" (as defined in the Tax Act) for an RRSP, RRIF, RDSP, RESP, FHSA or TFSA.

Dissenting Resident Shareholders

As part of the Arrangement, a Resident Shareholder who is a Dissenting Shareholder (a "Dissenting Resident Shareholder") will be deemed to have transferred such holder's LAC Common Shares to LAC and will be entitled to receive a payment from LAC of an amount equal to the fair value of such shares.

A Dissenting Resident Shareholder generally will be deemed to have received a dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest, if any, awarded by a court) exceeds the "paid-up capital" (as defined in the Tax Act) of such shares immediately before the deemed transfer of such shares to LAC pursuant to the Arrangement. If the Dissenting Resident Shareholder is a corporation, in certain circumstances, the amount of such deemed dividend may be treated as proceeds of disposition under subsection 55(2) of the Tax Act and not as a deemed dividend. The general tax treatment of the receipt of dividends is discussed above in this portion of the summary under the heading "Dividends on Lithium Argentina Common Shares or New LAC Common Shares (Post-Arrangement)".

In addition, the Dissenting Resident Shareholder will be considered to have disposed of such holder's LAC Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Shareholder (other than any portion of the payment that is interest, if any, awarded by a court), less the amount of any deemed dividend arising on the deemed transfer of the LAC Common Shares to the Company as described above. In general, the Dissenting Resident Shareholder will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of such shares, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed (or are less than) the Dissenting Resident Shareholder's adjusted cost base of such shares immediately before the disposition. The general tax treatment of capital gains or capital losses is discussed above in this portion of the summary under the heading "Taxation of Capital Gains and Capital Losses".

Any interest awarded by a court to a Dissenting Resident Shareholder will be included in such holder's income for the purposes of the Tax Act.

A Dissenting Resident Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) or that is a "substantive CCPC" (as defined in draft legislation released by the Minister of Finance (Canada) on August 9, 2022) may be liable to pay an additional tax, refundable in certain circumstances, on its "aggregate investment income". For this purpose, aggregate investment income will include an amount in respect of taxable capital gains and interest.

Dividends and capital gains realized by a Dissenting Resident Shareholder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

Resident Shareholders who are contemplating exercising their Dissent Rights should consult their own tax advisors with respect to the tax consequences of exercising their Dissent Rights.

Shareholders Not Resident in Canada

The following portion of the summary is applicable generally to Holders who, at all relevant times and for purposes of the Tax Act and any applicable income tax treaty or convention, are not, and are not deemed to be, resident in Canada, and do not use or hold and are not deemed to use or hold, and will not use or hold or be deemed to use or hold, the Arrangement Shares in carrying on a business in Canada ("Non-Resident Shareholders"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer which carries on an insurance business in Canada and elsewhere.

The following portion of the summary assumes that no Non-Resident Shareholder will file a Canadian tax return that reports all or any portion of the gain or loss otherwise determined in respect of the exchange of LAC Preference Shares for New LAC Common Shares pursuant to the Arrangement.

The Arrangement

A Non-Resident Shareholder will generally be subject to the same Canadian federal income tax consequences as a Resident Shareholder in respect of (i) the exchange of LAC Common Shares to LAC for LAC Class A Common Shares and LAC Preference Shares, (ii) the transfer of LAC Preference Shares to New LAC in exchange for New LAC Common Shares, and (iii) the exchange of LAC Class A Common Shares for LAC Common Shares, as discussed above in this summary under the heading "Certain Canadian Federal Income Tax Considerations - Shareholders Resident in Canada". Accordingly, a Non-Resident Shareholder (other than a Dissenting Non-Resident Shareholder) will generally not realize a capital gain or a capital loss as a result of the Arrangement.

Dividends on Lithium Argentina Common Shares or New LAC Common Shares (Post-Arrangement)

Dividends on Lithium Argentina Common Shares or New LAC Common Shares that are paid or credited or deemed to be paid or credited to a Non-Resident Shareholder after the Arrangement will be subject to Canadian withholding tax at the rate of 25% of the gross amount of such dividends, unless such rate is reduced by the terms of an applicable income tax treaty or convention. For example, under the Canada - United States Tax Convention (1980), as amended (the "Canada-U.S. Treaty"), dividends paid or credited to a Non-Resident Shareholder who is the beneficial owner of such dividends and who is a resident of the United States for purposes of the Canada-U.S. Treaty and who is fully entitled to the benefits of the Canada-U.S. Treaty will generally be subject to Canadian withholding tax at a rate of 15% of the gross amount of the dividends. Non-Resident Shareholders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty or convention.

Dispositions of Lithium Argentina Common Shares or New LAC Common Shares (Post-Arrangement)

On a disposition or deemed disposition of Lithium Argentina Common Shares or New LAC Common Shares after the Arrangement, a Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of a capital gain realized by the Non-Resident Shareholder on such disposition or deemed disposition, and capital losses arising on such disposition or deemed disposition will not be recognized under the Tax Act, unless such shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Shareholder is resident.

Provided that the Lithium Argentina Common Shares or the New LAC Common Shares, as the case may be, are listed on a "designated stock exchange" (as defined in the Tax Act and which currently includes the NYSE and the TSX) at the time of the disposition or deemed disposition, the Lithium Argentina Common Shares or the New LAC Common Shares, as the case may be, generally will not constitute "taxable Canadian property" of a Non-Resident Shareholder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions have been met concurrently: (a) one or any combination of (i) the Non-Resident Shareholder, (ii) persons with whom the Non-Resident Shareholder did not deal at arm's length for purposes of the Tax Act, or (iii) partnerships in which the Non-Resident Shareholder or persons described in (ii) hold a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the capital stock of Lithium Argentina or New LAC, as the case may be, and (b) more than 50% of the fair market value of the Lithium Argentina Common Shares or the New LAC Common Shares, as the case may be, was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law or a right in, any such property, whether or not such property exists. Notwithstanding the foregoing, the Lithium Argentina Common Shares or the New LAC Common Shares may be deemed to be "taxable Canadian property" to a Non-Resident Shareholder for the purposes of the Tax Act in certain circumstances.

Non-Resident Shareholders who may hold the Lithium Argentina Common Shares or the New LAC Common Shares as "taxable Canadian property" should consult their own tax advisors.

Dissenting Non-Resident Shareholders

As part of the Arrangement, a Non-Resident Shareholder that is a Dissenting Shareholder (a "Dissenting Non-Resident Shareholder") will be deemed to have transferred such holder's LAC Common Shares to LAC and will be entitled to receive a payment from LAC of an amount equal to the fair value of such shares.

A Dissenting Non-Resident Shareholder generally will be deemed to have received a dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest, if any, awarded by a court) exceeds the "paid-up capital" (as defined in the Tax Act) of such shares immediately before the deemed transfer of such shares to LAC pursuant to the Arrangement. A deemed dividend received by a Dissenting Non-Resident Shareholder will be subject to Canadian withholding tax as described above in this portion of the summary under the heading "Dividends on Lithium Argentina Common Shares or New LAC Common Shares (Post-Arrangement)".

A Dissenting Non-Resident Shareholder will also be considered to have disposed of such holder's LAC Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Shareholder (other than any portion of the payment that is interest, if any, awarded by a court), less the amount of any deemed dividend arising on the deemed transfer of the LAC Common Shares to LAC as described above. In general, the Dissenting Non-Resident Shareholder will realize a capital gain to the extent that the proceeds of disposition of such shares, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed the adjusted cost base of such shares immediately before the disposition. A Dissenting Non-Resident Shareholder generally will not be subject to income tax under the Tax Act in respect of any such capital gain, unless such shares constitute "taxable Canadian property" to the Dissenting Non-Resident Shareholder at the time of the deemed disposition and the Dissenting Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention. See the discussion above in this portion of the summary under the heading "Dispositions of Lithium Argentina Common Shares or New LAC Common Shares (Post-Arrangement)" for a general discussion of the tax treatment of capital gains realized on shares which constitute "taxable Canadian property" of a Dissenting Non-Resident Shareholder.

Any interest paid or credited to a Dissenting Non-Resident Shareholder will not be subject to Canadian withholding tax under the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax considerations applicable to U.S. Holders with respect to the receipt of New LAC Common Shares pursuant to the Arrangement and the ownership and disposition of New LAC Common Shares by such U.S. Holders. This section is general in nature and does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws and any applicable state, local or non-U.S. tax laws are not discussed.

This discussion only addresses persons that hold LAC Common Shares, and will hold New LAC Common Shares received in the Arrangement, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income, or any tax consequences of (i) any dispositions of property, other than the New LAC Common Shares received in the Arrangement or (ii) any transactions occurring prior to or after the Arrangement. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of LAC Common Shares or New LAC Common Shares in light of their personal circumstances, or to any holders subject to special treatment under the U.S. Code, such as:

  banks, mutual funds, and other financial institutions;

  real estate investment trusts and regulated investment companies;

  traders in securities who elect to apply a mark-to-market method of accounting;

  tax-exempt organizations or governmental organizations;

  insurance companies;

  dealers or brokers in securities or foreign currency;

  individual retirement and other tax-deferred accounts;

  persons whose functional currency is not the U.S. dollar;

  U.S. expatriates and former citizens or long-term residents of the United States;

  PFICs, controlled foreign corporations, or corporations that accumulate earnings to avoid U.S. federal income tax;

  persons subject to the alternative minimum tax;

  persons subject to the Medicare contribution tax on net investment income;

  persons who own or will own (directly, indirectly, or constructively) 10% or more of the total voting power of all classes of shares entitled to vote or of the total value of all classes of shares of any of the Company or New LAC;

  persons who hold their LAC Common Shares or New LAC Common Shares as part of a straddle, hedging, conversion, constructive sale, or other risk-reduction transaction;

  persons who purchase or sell their LAC Common Shares or New LAC Common Shares as part of a wash sale for tax purposes;

  partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

  persons who are subject to special tax accounting rules under section 451(b) of the Code; and

  persons who received LAC Common Shares or New LAC Common Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of LAC Common Shares or, after the completion of the Arrangement, New LAC Common Shares, which for U.S. federal income tax purposes is:

  an individual who is a citizen or resident of the United States;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof, or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds LAC Common Shares or, after completion of the Arrangement, New LAC Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Holders that are partnerships for U.S. federal income tax purposes and the partners in such partnerships are urged to consult their tax advisers regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of New LAC Common Shares.

This discussion is based on current provisions of the U.S. Code, the Treasury Regulations, judicial decisions, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion does not address all U.S. federal tax laws (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. The Company has applied for the U.S. Tax Ruling with the IRS on certain issues relating to the qualification of the Arrangement as tax-free under sections 368(a)(1)(D) and 355(a), and related provisions of the U.S. Code. The U.S. Tax Ruling is based on representations made to the IRS by the Company. If any of the facts, assumptions, representations, or undertakings described therein are incorrect or not otherwise satisfied, the IRS can retroactively revoke or modify the U.S. Tax Ruling. The U.S. Tax Ruling does not address all of the requirements for tax-free treatment associated with the Arrangement.

This discussion is for informational purposes only and is not tax advice. U.S. Holders of LAC Common Shares or, after the completion of the Arrangement, New LAC Common Shares are urged to consult their tax advisers regarding the U.S. federal income tax consequences to them of the Arrangement and the ownership and disposition of New LAC Common Shares in light of their particular circumstances, as well as any tax consequences of such matters arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local, or non-U.S. tax laws or any applicable income tax treaty.

Tax Consequences of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain.

In connection with the Arrangement, the Company has requested a U.S. Tax Ruling from the IRS, substantially to the effect that the Arrangement will qualify under sections 368(a)(1)(D) and 355(a) of the U.S. Code. The U.S. Tax Ruling relies on, among other things, certain facts and assumptions, as well as certain representations, statements, and undertakings of the Company and New LAC (including those relating to the past and future conduct of the Company and New LAC). If any of the representations, statements, or undertakings are, or become, inaccurate or incomplete, or if the Company or New LAC breach any of their respective covenants in the transaction documents, the U.S. Tax Ruling may be invalid and the Company may not be able to rely on the U.S. Tax Ruling. Thus, the IRS could assert that the Arrangement and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the U.S. Holders could be subject to significant U.S. federal income tax liability as discussed below.

If the Arrangement qualifies under sections 368(a)(1)(D) and 355(a) of the U.S. Code, then for U.S. federal income tax purposes:

  the U.S. Holders do not recognize any gain or loss (and do not otherwise include any amount in income) upon its receipt of New LAC Common Shares;

  the aggregate basis of the LAC Common Shares and the New LAC Common Shares in the hands of such holders immediately after the Arrangement are the same as the basis of the LAC Common Shares immediately before the Arrangement on which such deemed distribution was made, allocated in proportion to the fair market values of the LAC Common Shares and the New LAC Common Shares; and

  the U.S. Holders' holding periods in the New LAC Common Shares include the holding period of the LAC Common Shares with respect to which the deemed distribution is made, provided that the LAC Common Shares are held as a capital asset on the date of the Arrangement.

U.S. Holders of LAC Common Shares that have acquired different blocks of LAC Common Shares at different times or at different prices are urged to consult their own tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, New LAC Common Shares and LAC Common Shares.

In the event that the New LAC Common Shares that a U.S. Holder is deemed to receive pursuant to the Arrangement is treated as stock of a PFIC, the U.S. federal income tax treatment is not entirely clear. A U.S. Holder, however, can be treated as holding stock of a PFIC in periods prior to the Arrangement, and therefore may not be able to make a QEF Election for such stock and may be subject to the adverse U.S. tax treatment described below under "Certain United States Federal Income Tax Considerations - Tax Consequences of the Ownership and Disposition of New LAC Common Shares - PFIC Considerations". The Company has not and does not intend to seek a ruling from the IRS with respect to the classification of either the Company or New LAC as a PFIC for U.S. federal income tax purposes. Notwithstanding a submission by the Company of the U.S. Tax Ruling to the IRS for assessment and a grant of approval, the IRS could assert the classification of either the Company or New LAC as a PFIC for U.S. federal income tax purposes. If the IRS were successful in taking this position, the U.S. federal income tax consequences described in "Certain United States Federal Income Tax Considerations - Tax Consequences of the Ownership and Disposition of New LAC Common Shares - PFIC Considerations" below could subject U.S. Holders of LAC Common Shares to significant U.S. federal income tax liability as discussed below.

If the Arrangement is ultimately determined to not qualify under sections 368(a)(1)(D) and 355(a) of the U.S. Code, each U.S. Holder who receives New LAC Common Shares pursuant to the Arrangement may be treated as receiving a taxable distribution in an amount equal to the fair market value of the New LAC Common Shares that were distributed to such holder. Specifically, the full value of the New LAC Common Shares distributed to a U.S. Holder generally is treated first as a taxable dividend to the extent of the U.S. Holder's pro rata share of the Company's current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the U.S. Holder's basis in the LAC Common Shares, and finally as capital gain from the sale or exchange of the LAC Common Shares with respect to any remaining value. For a further discussion on the U.S. federal income tax treatment of distributions made with respect to shares in the Separation, and in accordance with the Arrangement, see "Material Income Tax Considerations - Tax Consequences of the Ownership and Disposition of New LAC Common Shares - Distributions on New LAC Common Shares".

Tax Consequences of the Ownership and Disposition of New LAC Common Shares

Distributions on New LAC Common Shares

Subject to the discussion below under "Certain United States Federal Income Tax Considerations - Tax Consequences of the Ownership and Disposition of New LAC Common Shares - PFIC Considerations", the gross amount of a distribution paid to a U.S. Holder with respect to New LAC Common Shares is included in the holder's gross income as a dividend to the extent paid out of the current or accumulated earnings and profits of New LAC, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds the current and accumulated earnings and profits of New LAC, the excess is treated as a recovery of basis to the extent of the U.S. Holder's basis in New LAC Common Shares and then as capital gain. New LAC currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, U.S. Holders should expect that distributions will be reported as dividends for U.S. federal income tax purposes.

Dividends received by individuals and certain other non-corporate U.S. Holders of New LAC Common Shares readily tradable on the NYSE generally are expected to be "qualified dividend income" subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and New LAC is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on New LAC Common Shares generally are not expected to be eligible for the dividends-received deduction allowed to U.S. Holders that are treated as corporations for U.S. federal tax purposes.

All U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules in light of their particular circumstances.

Dividends paid by New LAC are generally expected to constitute foreign-source income for foreign tax credit limitation purposes. Accordingly, any Canadian federal withholding tax assessed on dividends received by U.S. Holders may, subject to certain limitations, be claimed as a foreign tax credit or as a deduction for U.S. federal income tax purposes. Notwithstanding the foregoing, the rules relating to foreign tax credits are complex, and the availability of a foreign tax credit depends on numerous factors.

All U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit with respect to their particular circumstances.

Sale or Other Disposition of New LAC Common Shares

Subject to the discussion below under "Certain United States Federal Income Tax Considerations - Tax Consequences of the Ownership and Disposition of New LAC Common Shares - PFIC Considerations", a U.S. Holder is expected to recognize taxable gain or loss upon the sale, exchange, or other taxable disposition of New LAC Common Shares equal to the difference, if any, between the amount realized for the New LAC Common Shares and the U.S. Holder's tax basis in the New LAC Common Shares. The amount realized equals the amount of cash, if any, plus the fair market value of any property received in exchange for the New LAC Common Shares. Any such capital gain or loss is expected to be long-term capital gain or loss if the U.S. Holder's holding period for the New LAC Common Shares exceeds one year at the time of the sale, exchange, or other taxable disposition. Gain or loss, as well as the holding period for the New LAC Common Shares, is determined separately for each block of New LAC Common Shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Holder generally is expected to be treated as U.S. source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders, including individual U.S. Holders that have held their New LAC Common Shares for more than one year, currently are eligible for preferential tax rates. The deductibility of capital losses is subject to limitations.

PFIC Considerations

Certain adverse U.S. federal income tax consequences generally apply to a U.S. Holder that owns stock of a non-U.S. corporation that is treated as a PFIC for any taxable year during the U.S. Holder's holding period for the stock. In general, a non-U.S. corporation will be a PFIC during a taxable year if (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually. Pursuant to a "startup exception," a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the "startup year") if (1) no predecessor of the foreign corporation was a PFIC; (2) it is established to the IRS's satisfaction that the foreign corporation will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years. For these purposes, a non-U.S. corporation that owns, directly or indirectly, at least 25% of the value of the stock of another corporation, or at least 25% of the value of the interests in a partnership, generally is treated as if it directly received its proportionate share of the income, and held its proportionate share of the assets, of the other corporation or partnership. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Thus, there can be no assurance that New LAC will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with New LAC's determination as to its PFIC status.

Based on its current and expected income, assets and activities, New LAC may be classified as a PFIC for the current taxable year or in the foreseeable future. If New LAC were a PFIC for any taxable year during a U.S. Holder's holding period for New LAC Common Shares, then the holder would be subject to special tax rules with respect to any "excess distribution" (as defined below) received by the holder, and any gain recognized by the U.S. Holder upon the sale or other disposition of the New LAC Common Shares would be subject to ordinary rates, unless the U.S. Holder were to make a valid QEF Election or Mark-to-Market Election (each as defined below). Distributions received by a U.S. Holder in a taxable year that exceed 125% of the average annual distributions received by the holder during the shorter of the three preceding taxable years or the holder's holding period for the New LAC Common Shares would be treated as "excess distributions." Under these special tax rules:

  the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the New LAC Common Shares;

  the amount allocated to the current taxable year, and any taxable year in the U.S. Holder's holding period prior to the first taxable year in which New LAC is a PFIC, would be treated as ordinary income; and

  the amount allocated to each other taxable year would be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

In addition, if New LAC were classified as a PFIC with respect to a U.S. Holder, to the extent any of New LAC's subsidiaries were also PFICs, the U.S. Holder might be deemed to own shares in any such lower-tier PFICs directly or indirectly owned by the New LAC in that proportion which the value of the New LAC Common Shares owned by the holder bears to the value of all of New LAC's outstanding shares, and the holder therefore might be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs deemed owned by the U.S. Holder.

Certain elections may be available to mitigate the adverse tax consequences of PFIC status described above. If a U.S. Holder were to elect to treat its interest in New LAC as a "qualified electing fund" (the "QEF Election") for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described above, the holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of New LAC, even if not distributed to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. However, a U.S. Holder may make a QEF Election with respect to New LAC Common Shares (or shares of any lower-tier PFIC) only if New LAC furnishes certain tax information to such holder annually, and there can be no assurance that such information will be provided.

In lieu of making a QEF Election, a U.S. Holder may avoid the unfavorable rules described above by making a "Mark-to-Market Election" with respect to the holder's New LAC Common Shares. The Mark-to-Market Election is available only for "marketable stock," which is stock regularly traded on certain qualified exchanges, including the NYSE. For these purposes, the New LAC Common Shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

There can be no assurance that trading in the New LAC Common Shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, New LAC does not expect the Mark-to-Market Election to be available with respect to any non-U.S. subsidiary of the New LAC classified as a PFIC. In general, if a U.S. Holder were to make a timely and effective Mark-to-Market Election, the holder would include as ordinary income each year the excess, if any, of the fair market value of the holder's New LAC Common Shares at the end of the taxable year over its adjusted basis in the New LAC Common Shares. Any gain recognized by the U.S. Holder on the sale or other disposition of New LAC Common Shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the Mark-to-Market Election and, thereafter, a capital loss. The Mark-to-Market Election is not expected to be available with respect to shares of any lower-tier PFIC.

Subject to certain exceptions, a U.S. Holder who owns an interest in a PFIC generally is required to file an annual report on IRS Form 8621, and the failure to file such report could result in the imposition of penalties on the U.S. Holder and the extension of the statute of limitations with respect to federal income tax returns filed by the U.S. Holder.

All U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of the New LAC Common Shares.

Reporting and Backup Withholding

Following the Effective Date, Lithium Argentina will prepare and file in accordance with Treasury Regulations (including by posting a copy on the investor relations section of its website) an IRS Form 8937 with respect to the Arrangement. It is anticipated that information regarding the qualification of the Arrangement under sections 368(a)(1)(D) and 355(a) of the U.S. Code, including Lithium Argentina's estimate of the proportionate allocation of tax basis, will be made available on such IRS Form 8937 following the consummation of the Arrangement. Lithium Argentina's estimated allocation will not be binding on the IRS or on any U.S. Holder. U.S. Holders are urged to consult their own tax advisors regarding the information provided on IRS Form 8937, including regarding the allocation of their aggregate adjusted tax basis among, and their holding period of, LAC Common Shares and New LAC Common Shares.

A U.S. Holder may be subject to backup withholding with respect to the New LAC Common Shares deemed received pursuant to the Arrangement, dividends on New LAC Common Shares, and proceeds from the sale or other disposition of New LAC Common Shares, unless the holder (i) is a corporation or is otherwise exempt from backup withholding and demonstrates this fact when required or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax, and otherwise complies with the applicable requirements of the backup withholding tax rules. Backup withholding is not an additional tax, and it generally may be refunded or credited against a U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report information relating to interests in "specified foreign financial assets" on IRS Form 8938. A U.S. Holder's interest in New LAC Common Shares may be subject to such reporting, subject to certain exceptions (including an exception for New LAC Common Shares held in accounts maintained by certain financial institutions). The failure to report such information could result in the imposition of penalties on the U.S. Holder and the extension of the statute of limitations with respect to U.S. federal income tax returns filed by the U.S. Holder.

All U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this reporting requirement on their ownership and disposition of New LAC Common Shares.

INFORMATION CONCERNING LAC PRIOR TO THE ARRANGEMENT

The Company currently operates through two distinct business units in its portfolio: the North American business unit is focused on advancing the Thacker Pass Project towards construction and owns the Company's North American investments, while the Argentina business unit is focused on advancing the Caucharí-Olaroz Project towards full production and pursuing regional growth through the development of the Pastos Grandes Project and the Sal de la Puna project.

DOCUMENTS INCORPORATED BY REFERENCE

For further information in respect of the Company prior to the Arrangement, see the following publicly filed documents of the Company, each of which is incorporated by reference in, and form part of, this Circular:

1. the annual information form of the Company dated March 31, 2023 for the year ended December 31, 2022;

2. the audited consolidated financial statements of the Company as at and for the years ended December 31, 2022 and 2021, together with the notes thereto and the independent auditor's report thereon;

3. the MD&A of the results of operations and financial condition of the Company for the year ended December 31, 2022;

4. the unaudited condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2023;

5. the MD&A of the results of operations and financial condition of the Company as at and for the three months ended March 31, 2023;

6. the material change report of the Company dated February 7, 2023 relating to the announcement of the GM Transaction details and an update on the construction plan for the Thacker Pass Project and the results of the feasibility study and the filing of the technical report titled "Feasibility Study National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of November 2, 2022;

7. the material change report of the Company dated February 7, 2023 relating to the announcement of the receipt by the Company of a favorable ruling on the Record of Decision issued for the Thacker Pass Project;

8. the material change report of the Company dated February 27, 2023 relating to the closing of Tranche 1 of the GM Transaction and the completion of the additional transactions contemplated to occur concurrently therewith, including the execution of the Offtake Agreement, the Investor Rights Agreement and the Tranche 2 Subscription Agreement, as well as issuance of the Tranche 2 AEWs; and

9. the material change report of the Company dated May 24, 2023 relating to the Board's unanimous approval of the Separation.

Any document of the type referred to in the preceding paragraph, any material change reports (excluding confidential reports), any unaudited interim financial statements for interim periods following March 31, 2023 (together with any management's discussion and analysis filed in connection therewith) and any business acquisition reports, in each case filed by the Company with a provincial securities commission or any similar authority in Canada after the date of this Circular and prior to the Effective Date (or if the Company announces that the Arrangement will not be completed, prior to the date of the Meeting), will be deemed to be incorporated by reference into this Circular. Copies of these documents may be obtained at www.sedar.com or upon request without charge by contacting the Company at 778-656-5820 or info@lithiumamericas.com.

Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INFORMATION CONCERNING NEW LAC POST-ARRANGEMENT

For further information concerning New LAC post-Arrangement, see Schedule "H" to this Circular.

INFORMATION CONCERNING LITHIUM ARGENTINA POST-ARRANGEMENT

For further information concerning Lithium Argentina post-Arrangement, see Schedule "M" to this Circular.

Additional information relating to Lithium Argentina is available on SEDAR at www.sedar.com.

EXEMPTIONS FROM INSTRUMENTS

The Company made a dual application with the British Columbia Securities Commission (the "BCSC"), as principal regulator, and the Ontario Securities Commission, as non-principal regulator, under National Policy 11-203 - Process for Exemptive Relief Applications in Multiple Jurisdictions for a decision that certain requirements in section 3.3 of National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards ("NI 52-107") that financial statements required by securities legislation to be audited in accordance with Canadian GAAS (as defined in NI 52-107) not apply to the Company with respect to the audited financial statements of New LAC and the audited carve-out financial statements for the North American Business included as Schedule "I" and Schedule "J" in this Circular; provided such audited financial statements satisfy the requirements in section 3.8 of NI 52-107 and are audited in accordance with U.S. PCAOB GAAS (as defined in NI 52-107). The BCSC issued a decision dated June 6, 2023 granting the relief requested, which in addition to applying to the securities legislation of British Columbia and Ontario, is also relied upon by the Company in connection with the equivalent provisions of the securities legislation of Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut.

LEGAL AND FINANCIAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP (regarding Canadian corporate and securities law matters), McCarthy Tétrault LLP (regarding Canadian federal tax law matters), Dorsey & Whitney LLP (regarding U.S. federal securities law matters) and Weil, Gotshal & Manges LLP (regarding U.S. federal tax law matters). As of June 16, 2023, the partners and associates of each of Cassels Brock & Blackwell LLP, McCarthy Tétrault LLP and Weil, Gotshal & Manges LLP each beneficially owned, directly or indirectly, less than one percent of the outstanding securities of any class or series of LAC.

The Board retained BMO Capital Markets and Stifel GMP to prepare the Fairness Opinions, both of which state that, in the opinion of BMO Capital Markets and Stifel GMP, respectively, as of May 15, 2023, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. The Fairness Opinions are subject to the assumptions, limitations and qualifications contained therein respectively and should be read in their entirety. Copies of the Fairness Opinions are contained in Schedule "D". As of June 16, 2023, the designated professionals of each of BMO Capital Markets and Stifel GMP each beneficially owned, directly or indirectly, less than one percent of the outstanding securities of any class or series of LAC.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

DATED this 16th day of June, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Jonathan Evans"

President, Chief Executive Officer and Director

CONSENTS

CONSENT OF BMO NESBITT BURNS INC.

DATED: June 16, 2023.

To the Board of Directors of Lithium Americas Corp.

We refer to the fairness opinion dated May 15, 2023, which we prepared for the Board of Directors of Lithium Americas Corp. ("LAC") in connection with the arrangement involving the separation of LAC's North American and Argentinian business units into two independent public companies.

We hereby consent to the references in the management information circular of LAC dated June 16, 2023 (the "Circular") to our firm name and to our fairness opinion and the inclusion of our fairness opinion as Schedule "D" to the Circular and to the filing thereof with the applicable Canadian securities regulatory authorities.

Our fairness opinion was given as of May 15, 2023 and remains subject to the various factors, assumptions, qualifications and limitations set forth therein. In providing our consent, we do not intend that any person other than the Board of Directors of LAC shall be entitled to rely upon our fairness opinion.

(signed) "BMO Nesbitt Burns Inc."

CONSENT OF STIFEL NICOLAUS CANADA INC.

DATED: June 16, 2023.

To the Board of Directors of Lithium Americas Corp.

We refer to the fairness opinion dated May 15, 2023, which we prepared for the Board of Directors of Lithium Americas Corp. ("LAC") in connection with the arrangement involving the separation of LAC's North American and Argentinian business units into two independent public companies.

We hereby consent to the references in the management information circular of LAC dated June 16, 2023 (the "Circular") to our firm name and to our fairness opinion and the inclusion of our fairness opinion as Schedule "D" to the Circular and to the filing thereof with the applicable Canadian securities regulatory authorities.

Our fairness opinion was given as of May 15, 2023 and remains subject to the various factors, assumptions, qualifications and limitations set forth therein. In providing our consent, we do not intend that any person other than the Board of Directors of LAC shall be entitled to rely upon our fairness opinion.

(signed) "Stifel Nicolaus Canada Inc."

SCHEDULE "A"
ARRANGEMENT RESOLUTION

BE IT RESOLVED as a special resolution that:

1. The amended and restated arrangement agreement (the "Arrangement Agreement") dated June 14, 2023 between Lithium Americas Corp. ("LAC") and 1397468 B.C. Ltd. ("Spinco"), as it may be amended, modified or supplemented from time to time in accordance with its terms, attached as Schedule "C" to the notice of annual and special meeting and circular of LAC dated effective June 16, 2023 (the "Circular") and all transactions contemplated thereby are hereby confirmed, ratified and approved.

2. The arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) substantially as set forth in the plan of arrangement (the "Plan of Arrangement"), as it may be amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and its terms, attached as Appendix A to the Arrangement Agreement attached as Schedule "C" to the Circular is hereby authorized and approved.

3. The deferred share units of LAC following the completion of the Arrangement and the deferred share units of Spinco to be granted to holders of deferred share units of LAC ("LAC DSUs") in exchange for such DSUs, as provided in the Plan of Arrangement, are hereby approved.

4. The performance based restricted share rights of LAC following the completion of the Arrangement and the performance based restricted share rights of Spinco to be granted to holders of performance based restricted share rights of LAC ("LAC PSUs") in exchange for such LAC PSUs, as provided in the Plan of Arrangement, are hereby approved.

5. The restricted share rights of LAC following the completion of the Arrangement and the restricted share rights of Spinco to be granted to holders of restricted share rights of LAC ("LAC RSUs") in exchange for such LAC RSUs, as provided in the Plan of Arrangement, are hereby approved.

6. All of the transactions contemplated in the Arrangement Agreement and all the ancillary agreements contemplated therein, the actions of the directors of LAC in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of LAC in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto are hereby authorized, confirmed, ratified and approved.

7. LAC is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented from time to time).

8. Notwithstanding that this special resolution has been passed by the shareholders of LAC or has received the approval of the Supreme Court of British Columbia, the board of directors of LAC may amend the Arrangement Agreement and the Plan of Arrangement to the extent permitted by the Arrangement Agreement and/or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the filing of the certified copy of the court order approving the Arrangement with the Registrar of Companies for British Columbia without further approval of the shareholders of LAC.

9. Any one director or officer of LAC is hereby authorized, for and on behalf of LAC, to execute and deliver, whether under the corporate seal of LAC or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

A-1

SCHEDULE "B"
NEW LAC INCENTIVE PLAN RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1. Subject to the completion of the arrangement under section 288 of the Business Corporations Act (British Columbia) (the "Arrangement") involving Lithium Americas Corp. ("LAC") and 1397468 B.C. Ltd. ("New LAC"), which will be re-named "Lithium Americas Corp." upon the completion of the Arrangement, as more particularly described in the notice of annual and special meeting and circular of LAC dated effective June 16, 2023 (the "Circular"), the equity incentive plan substantially in the form attached as Exhibit III to the Plan of Arrangement is hereby authorized, approved and ratified as the equity incentive plan for New LAC.

2. Any one director or officer of New LAC is hereby authorized, for and on behalf of New LAC, to execute and deliver, whether under the corporate seal of New LAC or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

B-1

SCHEDULE "C"
ARRANGEMENT AGREEMENT, INCLUDING PLAN OF ARRANGEMENT

AMENDED AND RESTATED

ARRANGEMENT AGREEMENT

LITHIUM AMERICAS CORP.

- and -

1397468 B.C. LTD.

June 14, 2023

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

This Amended and Restated Arrangement Agreement made as of the 14th day of June, 2023,

BETWEEN:

LITHIUM AMERICAS CORP., a corporation
existing under the laws of the Province of British Columbia,

(hereinafter referred to as "LAC")

- and -

1397468 B.C. LTD., a corporation existing
under the laws of the Province of British Columbia,

(hereinafter referred to as "Spinco")

WHEREAS the Parties hereto entered into an Arrangement Agreement dated May 15, 2023 (the "Original Agreement") and the Parties wish to amend and restate the Original Agreement in its entirety;

AND WHEREAS the Parties hereto propose to carry out an Arrangement (as hereinafter defined) under the BCBCA (as hereinafter defined) substantially on the terms and subject to the conditions set forth in the Plan of Arrangement annexed hereto as Appendix A, whereby LAC will reorganize its share capital, the North American Business of LAC will be acquired by Spinco and a series of share exchanges and redemptions will take place as a result of which each shareholder of LAC will have the same percentage shareholding in each of LAC and Spinco immediately upon the completion of the Arrangement following the Effective Time (as hereinafter defined) on the Effective Date (as hereinafter defined);

AND WHEREAS the LAC Board of Directors has unanimously determined, after consultation with its legal and financial advisors and having received the Fairness Opinions (as hereinafter defined) in oral form, that the Arrangement is in the best interests of LAC and that the consideration to be received by the LAC Shareholders (as hereinafter defined) pursuant to the Arrangement is fair, from a financial point of view, to the LAC Shareholders;

AND WHEREAS the LAC Board of Directors has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the Arrangement pursuant to the Plan of Arrangement (as hereinafter defined) to the LAC Shareholders;

AND WHEREAS in furtherance of the transactions contemplated by this Agreement and the Plan of Arrangement, the LAC Board of Directors has agreed to submit the Plan of Arrangement to the LAC Shareholders and the Court (as hereinafter defined) for approval in accordance with the terms and conditions of this Agreement;

AND WHEREAS all of the directors (who will stand for election at the next annual meeting) and senior officers of LAC have entered into voting support agreements pursuant to which such individuals have irrevocably agreed to, among other things, support the Arrangement and vote their Common Shares (as hereinafter defined) in favour of the transactions contemplated herein;

AND WHEREAS in addition to a voting support agreement, it is proposed that Ganfeng (as hereinafter defined) will enter into the Ganfeng Lock-up (as hereinafter defined) pursuant to which it will agree to, among other things, (i) not acquire any Common Shares or transfer such shares prior to the Effective Time, (ii) not transfer any Common Shares or Spinco Common Shares issuable to Ganfeng pursuant to the Arrangement from and after the date of the Ganfeng Lock-up and for a period of time following the Effective Date, except as expressly permitted by the Ganfeng Lock-up, and (iii) abide by the other restrictions and covenants set forth in such agreement;

AND WHEREAS GM (as hereinafter defined) has entered into the Investor Rights Agreement pursuant to which it has agreed to, among other things, (i) vote or cause to be voted its Common Shares in favour of the Arrangement, (ii) certain restrictions on the acquisition of securities of LAC, (iii) certain restrictions on the disposition of securities of LAC and on the disposition of securities of Spinco, and (iv) abide by the other restrictions and covenants set forth in such agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, other than Appendix A, unless there is something in the subject matter or context inconsistent therewith, the following terms have the following meanings and grammatical variations of those terms have the corresponding meanings:

"Affiliate" has the meaning given to that term in the BCBCA; provided, however, that, for all purposes hereunder (and whether for or in respect of a period prior to, at or after the Effective Time), the determination of whether a Person is an "Affiliate" is to be made immediately after giving effect to the Arrangement.

"Agreement" means this amended and restated arrangement agreement, including all schedules and appendices attached hereto, as may be amended, modified and/or supplemented from time to time in accordance with its terms.

"Applicable Law" means, with respect to any Person, any domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, bylaw, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities and, to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority, unless expressly specified otherwise.

"Argentinian Business" means, except as specified below, all of the businesses carried on by LAC and its Affiliates, including its interests and business operations in the Caucharí-Olaroz Project, the Pastos Grandes Project and the Sal de la Puna project, its interest in Exar Capital B.V., 2265866 Ontario Inc., Millennial Lithium Corp, and Arena Minerals Inc., and the subsidiaries thereof, and further including all the assets and liabilities pertaining to the foregoing or otherwise held by any of them immediately prior to the Effective Time (including workforce and working capital); provided, however, that the term "Argentinian Business" shall not include the North American Business or any portion thereof.

"Arrangement" means the arrangement of LAC under section 288 of the BCBCA, on the terms and subject to the conditions set forth in the Plan of Arrangement.

"Arrangement Equity Awards" mean Arrangement Deferred Share Units and Arrangement Restricted Share Rights as such terms are defined in the LAC Equity Incentive Plan and the Spinco Equity Incentive Plan, as applicable.

"Arrangement Filings" means the filings that are required under the BCBCA to be made with the Registrar in order for the Arrangement to be effective, including the records and information required by the Registrar pursuant to Part 9, Division 5 of the BCBCA and the Final Order.

"Arrangement Resolution" means the special resolution of the LAC Shareholders approving the Arrangement to be considered at the Meeting as required by the BCBCA and the Interim Order, substantially in the form and content attached as Appendix B hereto.

"Articles" has the meaning ascribed thereto in the Plan of Arrangement.

"BCBCA" means the Business Corporations Act (British Columbia).

"Board" or "Board of Directors" means the Board of Directors of LAC.

"Business Day" means any day other than a Saturday, Sunday or any other day on which major banks are closed for business in the City of Vancouver, British Columbia.

"Circular" means the notice of Meeting and accompanying management information circular of LAC, including all schedules, appendices and exhibits thereto and all information incorporated by reference therein, to be sent to LAC Shareholders in connection with the Meeting, as amended, modified and/or supplemented from time to time in accordance with this Agreement.

"Claim" means any act, omission or state of facts, or any demand, action, suit, proceeding, claim, assessment, judgment, settlement or other compromise relating thereto, which may give rise to a right of indemnification under Article 6.

"Common Shares" means the common shares without par value of LAC as constituted immediately before the First LAC Share Exchange (as such term is defined in the Plan of Arrangement) and as constituted immediately after the Second LAC Share Exchange (as such term is defined in the Plan of Arrangement), as the context requires.

"Confidential Information" means all data, documents and other information regarding the assets, liabilities, business or operations, or financial or tax affairs, of a Party (including information transmitted in written, electronic, magnetic or other form, information transmitted orally and information gathered by a Party through visual inspections or observation or by any other means) which information, by its nature, or by the nature of the circumstances surrounding its disclosure, ought in good faith to be treated as confidential (including the confidential information of third parties), whether or not such information is explicitly designated as being confidential; provided, however, that, for purposes of this Agreement, the term "Confidential Information" shall not include Industry Know-How.

"Convertible Notes" means the U.S.$258,750,000 aggregate principal amount of convertible senior notes of LAC which are unsecured, bear interest at a rate of 1.75% per annum, payable semi-annually in arrears, and mature on January 15, 2027.

"Court" means the Supreme Court of British Columbia and any applicable appellate court of competent jurisdiction.

"CRA" means the Canada Revenue Agency.

"Direct Claim" means any claim by an Indemnified Person against an Indemnifier which does not result from a Third Party Claim.

"Disclosing Party" has the meaning ascribed thereto in Section 8.9(d) of this Agreement.

"Dispute Notice" has the meaning ascribed thereto in Section 6.3(a) of this Agreement.

"Dissent Rights" has the meaning ascribed thereto in the Plan of Arrangement.

"Dissenting Shareholder" means a registered holder of Common Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Date, but only in respect of such Common Shares for which Dissent Rights are validly exercised and not withdrawn or deemed to have been withdrawn by such registered holder of Common Shares.

"Distribution Securities" has the meaning ascribed thereto in Section 2.9 of this Agreement.

"Effective Date" means the third Business Day after the date upon which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with this Agreement and all documents and instruments required under this Agreement, the Plan of Arrangement and the Final Order have been delivered.

"Effective Time" means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Excess" has the meaning ascribed thereto in Section 6.7 of this Agreement.

"Fairness Opinion(s)" means (i) the opinion of Stifel Nicolaus Canada Inc. and (ii) the opinion of BMO Nesbitt Burns Inc. each addressed to the Board to the effect that, as of the date of each such opinion, subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by LAC Shareholders pursuant to the Arrangement is fair, from a financial point-of-view, to the LAC Shareholders.

"Final Order" means the final order of the Court to be made pursuant to section 291 of the BCBCA in form and substance acceptable to LAC, acting reasonably, approving the Arrangement, as such order may be varied, amended or supplemented by the Court with the consent of LAC, acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or varied, amended or supplemented on appeal.

"Ganfeng" means GFL International Co., Limited. and includes its successors and permitted assigns.

"Ganfeng Lock-Up" means the lock-up agreement to be entered into among LAC, Spinco and Ganfeng, providing for, among other things, the lock-up of the Common Shares and Spinco Common Shares held by or to be issued to Ganfeng pursuant to the Arrangement, on the terms and subject to the conditions set forth in such agreement.

"GM" means General Motors Holdings LLC, and includes its successors and permitted assigns.

"GM Transaction Resolutions" has the meaning ascribed to such term in the Master Purchase Agreement.

"GM Warrants" means the 11,890,848 warrants of LAC, with each whole warrant being exercisable to purchase one (1) Common Share pursuant to the terms of the GM Warrant Certificate.

"GM Warrant Certificate" the warrant certificate between LAC and GM in the form attached to the Master Purchase Agreement representing the GM Warrants.

"Governmental Authority" means any (a) international, multinational, federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority or representative of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, self-regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX and NYSE.

"Indemnified Person" means each Person entitled to indemnification pursuant to Article 6.

"lndemnifier" means any Party who is obligated to provide indemnification under Article 6.

"Indemnity Payment" means any amount required to be paid by an Indemnifier to an Indemnified Person pursuant to Article 6.

"Industry Know-How" means (i) any information available to a member of the general public in any form or format; and (ii) any information, knowledge, education, training or experience of individuals who have had access to the Restricted Information or the Shared Information that would be known to any individual skilled in the art (namely, an individual who understands as a practical matter the problem to be overcome, how different devices or methods may work, and the likely effect of using them) who has not had access to the Restricted Information or the Shared Information, as the case may be.

"Intended U.S. Tax Treatment" has the meaning ascribed thereto in Section 2.10 of this Agreement.

"Interim Order" means the interim order of the Court in respect of the Arrangement and providing for, among other things, the calling and holding of the Meeting, in form and substance acceptable to LAC, acting reasonably, as such order may be varied, amended or supplemented by the Court with the consent of LAC, acting reasonably.

"Investor Rights Agreement" means the investor rights agreement between LAC and GM dated February 16, 2023.

"IRS" means the United States Internal Revenue Service.

"Judgment Conversion Date" has the meaning ascribed thereto in Section 6.10(a)(ii) of this Agreement.

"Judgment Currency" has the meaning ascribed thereto in Section 6.10(a) of this Agreement.

"LAC" has the meaning ascribed thereto in the preamble to this Agreement, and includes its successors and permitted assigns.

"LAC Class A Common Shares" means the Class A voting common shares without par value of LAC having the rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement.

"LAC Equity Incentive Plan" means LAC's second amended and restated equity incentive plan dated May 15, 2023, as amended.

"LAC Information" means any Confidential Information that relates solely to the Argentinian Business or LAC, or any other Person that operates a portion of such business, and prior to the Effective Date, the Thacker Pass Co Information.

"LAC Preference Shares" means the preference shares without par value of LAC having the rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement.

"LAC Shareholders" means all Persons holding Common Shares, whether registered or beneficial (unless otherwise specified) at the applicable time and "LAC Shareholder" means any one of them.

"Lithium Argentina Equity Awards" means, collectively, Lithium Argentina RSUs, Lithium Argentina PSUs and Lithium Argentina DSUs, as such terms are defined in the Plan of Arrangement.

"Loss" means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment of whatever nature or kind, including Taxes, the reasonable out-of-pocket costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto, fines and penalties and reasonable legal fees (on a solicitor and its own client basis) and expenses incurred in connection therewith, excluding loss of profits and consequential damages.

"Master Purchase Agreement" means the master purchase agreement between LAC and GM dated January 30, 2023.

"Material Adverse Effect" means, in respect of any Person, any fact or state of facts, change, event, occurrence, effect, or circumstance that, individually or in the aggregate with any other such fact, state of facts, changes, events, occurrences, effects or circumstances has, or would reasonably be expected to have, a material and adverse effect upon the business, operations, assets, properties, liabilities (whether absolute, accrued, contingent or otherwise), capitalization, financial condition or results of operation of such Person and its Affiliates considered as a whole.

"Material Fact" has the meaning given to that term in the Securities Act (British Columbia), provided that, with respect to any documents filed or furnished by LAC or Spinco with or to the SEC, "Material Fact" includes a fact that is "material", where "material has the meaning set out in the U.S. Exchange Act.

"Meeting" means the annual and special meeting of LAC Shareholders, including any adjournments or postponements thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider and to vote on, inter alia, the Arrangement Resolution, the GM Transaction Resolutions and for any other purposes as may be set out in the Circular and consented to by LAC in accordance with the terms of this Agreement.

"Meeting Materials" means the Circular and the accompanying form of proxy and/or voting instruction form to be sent to LAC Shareholders in respect of the Meeting.

"Misrepresentation" means an untrue statement of a Material Fact or an omission to state a Material Fact that is required to be stated or that is necessary to make a statement not misleading in the light of circumstances in which it was made.

"North American Business" means all of the businesses carried on by Thacker Pass Co and its Affiliates with respect to the exploration and development of the Thacker Pass Project and includes all the assets and liabilities pertaining to the foregoing or otherwise held by any of them immediately prior to the Effective Time (including workforce and working capital) and LAC's interest in Green Technology Metals Limited and Ascend Elements, Inc.

"Notice of Articles" has the meaning ascribed thereto in the Plan of Arrangement.

"Notice Period" has the meaning ascribed thereto in Section 6.3(a) of this Agreement.

"NYSE" means the New York Stock Exchange.

"Offtake Agreement" means the offtake agreement between LAC and GM dated February 16, 2023.

"Old LAC Equity Awards" means, collectively, the Old LAC DSUs, Old LAC PSUs and Old LAC RSUs, as such terms are defined in the Plan of Arrangement.

"Party" means a party to this Agreement and "Parties" means all of the parties to this Agreement.

"Person" includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, company, corporation, trustee, executor, administrator, legal representative, government (including Governmental Authority) or any other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement under section 288 of the BCBCA, including all exhibits attached thereto, substantially in the form and content attached as Appendix A hereto, as may be amended, modified and/or supplemented in accordance with this Agreement, the terms thereof, or at the direction of the Court in the Final Order (with the consent of LAC, acting reasonably).

"Prime Rate" means, at any particular time, the annual floating rate of interest established, quoted or announced from time to time by the Bank of Montreal, Main Branch, in the City of Vancouver, British Columbia (the "Bank") (and reported to the Bank of Canada), as its reference rate of interest payable by its borrowers on Canadian dollar commercial loans made by the Bank to such borrowers in Canada and designated as its "prime rate".

"Recovery" has the meaning ascribed thereto in Section 6.7 of this Agreement.

"Registrar" means the Registrar of Companies under the BCBCA.

"Representatives" means, with respect to a Party, collectively, its Affiliates and subsidiaries and its and their directors, officers, employees, consultants and agents at any time and its and their respective heirs, executors, administrators and other legal representatives.

"Restricted Information" means, with respect to LAC, the LAC Information and, with respect to Spinco, from and after the Effective Date, the Thacker Pass Co Information and, for greater certainty, shall include any Restricted Information of a Party provided to the other Party pursuant to Section 8.3 or any other provision of this Agreement or the transactions or other agreements contemplated herein.

"SEC" means the United States Securities and Exchange Commission.

"Separated Business" means, with respect to LAC, the Argentinian Businesses and, with respect to Spinco, the North American Business.

"Shared Information" means any Confidential Information, except for LAC Information and Thacker Pass Co Information, that has been shared or has been exchanged between LAC and Spinco (or their respective Affiliates) at or prior to the Effective Time.

"Spinco" has the meaning ascribed thereto in the preamble to this Agreement, and includes its successors and permitted assigns.

"Spinco Common Shares" means the common shares without par value of Spinco as constituted immediately before the Effective Time.

"Spinco Equity Awards" means, collectively, the Spinco RSUs, Spinco PSUs and Spinco DSUs, as such terms are defined in the Plan of Arrangement.

"Spinco Equity Incentive Plan" means Spinco's equity incentive plan set out in Exhibit III to the Plan of Arrangement.

"Spinco Preference Shares" means the preference shares without par value of Spinco as constituted immediately before the Effective Time.

"Subsidiary" has the meaning given to that term in the BCBCA; provided, however, that, for all purposes hereunder (and whether for or in respect of a period prior to, at or after the Effective Time), the determination of whether a Person is a "Subsidiary" is to be made immediately after giving effect to the Arrangement.

"Tax Act" means the Income Tax Act (Canada).

"Taxes" means all income taxes, capital taxes, stamp taxes, charges to tax, withholdings, sales and use taxes, value added taxes, goods and services taxes, and all penalties, interest and other payments thereon or in respect thereof, including a payment under the Tax Act, the U.S. Code, or any other federal, provincial, territorial, state, municipal, local or foreign tax law, in each case, as amended.

"Tax Gross-Up" means, with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Person in the same after tax position as it would have been in had such Indemnity Payment been received tax free. The Tax Gross-Up amount will be calculated by using the applicable combined federal and provincial income tax rate and/or the foreign tax rate applicable to the Indemnified Person and, except as provided in Section 6.8, without regard to any losses, credits, refunds or deductions that the Indemnified Person may have that could affect the amount of tax payable on any such Indemnity Payment.

"Tax Indemnity and Cooperation Agreement" means the tax co-operation and indemnification agreement to be made between LAC and Spinco, in the form and content and on terms and conditions to be agreed upon by the Parties.

"Tax Rulings" means the advance income tax rulings and opinions from each of the CRA (with respect to such tax ruling, the "Canadian Tax Ruling") and the IRS (with respect to such tax ruling, the "U.S. Tax Ruling"), in the form requested in the applications made on behalf of LAC (collectively, the "Tax Ruling Applications"), as the same may be amended, modified and/or supplemented from time to time at the request of the CRA or the IRS, as applicable, or at the request of LAC, in each case, confirming the applicable Canadian and U.S. federal income tax consequences of the spin-off by LAC of the North American Business under the Arrangement and certain other transactions.

"Thacker Pass Co" means 1339480 B.C. Ltd., and includes its successors and permitted assigns.

"Thacker Pass Co Information" means any Confidential Information that relates solely to the North American Business or Thacker Pass Co, or any other Person that operates a portion of such business.

"Thacker Pass Co Shares" means common shares without par value in the capital of Thacker Pass Co.

"Thacker Pass Project" means LAC's lithium project property located in Humboldt County, Nevada as described in the technical report titled "Feasibility Study National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of November 2, 2022 filed by LAC at www.sedar.com.

"Third Party Beneficiaries" has the meaning ascribed thereto in Section 8.12 of this Agreement.

"Third Party Claims" means any claim asserted against an Indemnified Person that is paid or payable to or claimed by any Person who is not a Party.

"Tranche 2 Subscription Agreement" has the meaning ascribed to such term in the Master Purchase Agreement.

"Transaction Costs" means all fees, costs and expenses incurred directly in connection with the Arrangement, including financing fees, advisory and other professional expenses, printing and mailing costs associated with the Meeting Materials and any payments made to Dissenting Shareholders, but specifically excludes fees, costs, expenses and payment obligations incurred in connection with an obligation to indemnify in Article 6.

"Transaction Personal information" has the meaning ascribed thereto in Section 8.14 of this Agreement.

"Transitional Services Agreement" means the transitional services agreement to be made between LAC and Spinco, providing for the provision of certain transitional services and facilities between the Parties, which agreement is to be in the form and content and on terms and conditions to be agreed upon by the Parties.

"Treasury Regulations" means the final, temporary or proposed U.S. federal income tax regulations promulgated under the U.S. Code, as such tax regulations may be amended from time to time.

"TSX" means the Toronto Stock Exchange.

"U.S. Code" means the United States Internal Revenue Code of 1986.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934.

"U.S. Securities Act" means the United States Securities Act of 1933.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" and "Appendix" followed by a number and/or a letter refer to the specified Article or Section of or Appendix to this Agreement. The terms "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section, Appendix or other portion hereof.

1.3 Rules of Construction

In this Agreement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, including the neuter gender, and (c) the words "include", "includes" and "including" will be deemed to be followed by the words "without limitation" and the words "the aggregate of", "the total of", "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of".

1.4 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars. In the event that any amounts are required to be converted from a foreign currency to Canadian dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of the Bank of Canada available before the relevant calculation date.

1.5 Date for Action and Computation of Time

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day. Unless otherwise specified, a period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.6 References to Days, Statutes, etc.

(a) In this Agreement, references to days means calendar days, unless otherwise specified.

(b) In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any law, statute, regulation, direction, code or instrument is to that law, statute, regulation, direction, code or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a law, statute or code, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any agreement, contract or document are to that agreement, contract or document as amended, modified or supplemented from time to time in accordance with its terms.

1.7 Time

Time will be of the essence in every matter or action contemplated hereunder. All times expressed herein are to local Vancouver, British Columbia time, unless otherwise specified.

1.8 Appendix

The following Appendices are attached to this Agreement and form an integral part hereof:

Appendix A - Plan of Arrangement

Appendix B - Arrangement Resolution

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

(a) Each of the Parties hereby agrees that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b) Following the execution of this Agreement, LAC will, at a time to be determined exclusively by LAC, file, proceed with and diligently prosecute an application pursuant to Part 9, Division 5 of the BCBCA for the Interim Order as contemplated in Section 2.3.

(c) After obtaining the Interim Order, LAC will, at a time to be determined exclusively by LAC, convene and hold the Meeting for the purpose of considering, inter alia, the Arrangement Resolution.

(d) If the Interim Order and the approval of the LAC Shareholders as set out in the Interim Order are obtained, LAC will, at a time to be determined exclusively by LAC, thereafter take all commercially reasonable steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order and, to the extent within its power and is commercially reasonable, carry out the terms of the Interim Order.

(e) Subject to (i) obtaining the Final Order and (ii) the satisfaction (or waiver, if applicable) of the other conditions herein contained in favour of each of the Parties, LAC will, at a time to be determined exclusively by LAC, file, pursuant to the BCBCA, the Arrangement Filings to give effect to the Arrangement and implement the Plan of Arrangement.

2.2 Effective Date and Effective Time

The Arrangement will become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement will become effective commencing at the Effective Time and in the order set out therein.

2.3 Interim Order

The petition for the application referred to in Section 2.1(b) will request that the Interim Order provide, among other things:

(a) for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b) confirmation of the record date for the purposes of determining the LAC Shareholders entitled to receive notice of and vote at the Meeting in accordance with the Interim Order;

(c) for the calling and holding of the Meeting for the purpose of, among other things, considering the Arrangement Resolution;

(d) that the requisite shareholder approval for the Arrangement Resolution will be at least two-thirds of the votes cast by the LAC Shareholders present in person or represented by proxy at the Meeting and entitled to vote at the Meeting (and, if required, minority approval pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions);

(e) for the grant of Dissent Rights only as provided in Section 3.1 of the Plan of Arrangement;

(f) that, subject to the discretion of the Court, the Meeting may be held as an electronic-only or partially electronic Meeting and that LAC Shareholders that participate in the Meeting by electronic means will be deemed to be present at the Meeting, including for purposes of establishing quorum;

(g) that, if an electronic-only Meeting is held with the approval of the Court, such Meeting will be deemed to be held at the location of LAC's registered office;

(h) that the Meeting may be adjourned or postponed from time to time by LAC, in accordance with the terms of this Agreement, without the need for additional approval of the Court;

(i) that the Parties intend to rely upon the exemption provided by section 3(a)(10) of the U.S. Securities Act, as contemplated under Section 2.9 hereof, subject to and conditioned on the Court's determination that the Arrangement is substantively and procedurally fair to the LAC securityholders who are entitled to receive Distribution Securities pursuant to the Arrangement, to implement the transactions contemplated hereby in respect of the LAC Shareholders and the holders of Old LAC Equity Awards;

(j) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(k) that each LAC Shareholder, holder of Old LAC Equity Awards and any other affected Person will have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within the prescribed time and in accordance with the procedures set out in the Interim Order;

(l) that, subject to the foregoing and in all other respects, other than as ordered by the Court, for the Meeting to be called, held and conducted in accordance with the provisions of the BCBCA, the Articles and Notice of Articles of LAC and the Interim Order; and

(m) for such other matters as LAC may reasonably require.

2.4 Meeting Materials

At a time to be determined exclusively by LAC, LAC will prepare and will print and make available, directly or indirectly, copies of the Meeting Materials (and any necessary amendments, modifications or supplements to the Circular), together with any other documents required by Applicable Laws in connection with the Meeting, to all holders of LAC Common Shares and holders of other securities of LAC, if applicable, as required by the Interim Order and in accordance with Applicable Laws. Spinco will cooperate with LAC in all aspects of the preparation of the Circular, and any amendments, modifications or supplements thereto. LAC will cause the Meeting Materials and other documentation required in connection with the Meeting to be sent to each holder of Common Shares and filed as required by the Interim Order and Applicable Laws. Each Party will cause the Circular to be prepared and delivered in compliance, in all material respects, with the Interim Order and Applicable Laws, and provide the LAC Shareholders with sufficient information to permit the LAC Shareholders to form a reasoned judgment concerning the matters to be placed before the Meeting. The Parties will ensure the Circular does not, at the time of its mailing, contain any Misrepresentation and each Party will promptly notify the other Party if it becomes aware that the Circular contains a Misrepresentation or otherwise requires an amendment, modification or supplement, in which case Spinco will cooperate with LAC in the preparation of any such amendment, modification or supplement as LAC may require or request. LAC may, in its sole discretion elect to send Meeting Materials in accordance with section 9.1 of National Instrument 51-102 Continuous Disclosure Obligations or alternatively use "Notice and Access" as contemplated by section 9.1.1 of such instrument.

2.5 Court Proceedings

Spinco will cooperate with and assist LAC in, and hereby consents to LAC, seeking the Interim Order and the Final Order, including by providing LAC on a timely basis with any information as reasonably requested by LAC or as required by Applicable Law to be supplied by Spinco in connection therewith. Without limiting the foregoing, unless otherwise required or requested by LAC, in its exclusive determination, the Parties will: (i) ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement; (ii) oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement or the Plan of Arrangement; (iii) if at any time after the issuance of the Final Order and prior to the Effective Date, LAC is required by the terms of the Final Order or by Applicable Law to return to Court with respect to the Final Order, to do so in cooperation with LAC; and (iv) not file any material with the Court in connection with the Arrangement or serve any such material, or agree to amend, modify or supplement any material so filed or served, except as contemplated by this Agreement or with LAC's prior written consent, in its exclusive determination.

2.6 Other Effective Date Obligations

Forthwith upon completion of the Arrangement, the Parties agree to complete the following matters:

(a) LAC and Spinco will enter into the Transitional Services Agreement; and

(b) LAC and Spinco will enter into the Tax Indemnity and Cooperation Agreement.

2.7 Sole Discretion of LAC

Notwithstanding any other provision of this Agreement, or the adoption of the Arrangement Resolution by the LAC Shareholders, the obligations of LAC under this Article 2 and elsewhere in this Agreement are subject to:

(a) LAC's sole and absolute right to determine whether to proceed with the Arrangement and to determine the timing of the completion of the Arrangement, or any prior condition thereto;

(b) LAC's sole and absolute right to terminate this Agreement pursuant to Section 7.2; and

(c) LAC's sole and absolute right to amend this Agreement, the Plan of Arrangement or the Tax Rulings, as applicable, pursuant to Section 7.1.

The Board will have the authority to revoke the Arrangement Resolution at any time prior to the Effective Time without notice to or the further approval of the LAC Shareholders, Spinco or any other Person and without liability to any Person.

2.8 Convertible Securities and Tranche 2 Subscription

In connection with the Arrangement:

(a) LAC will continue to be solely responsible for the Convertible Notes and such notes will be adjusted in accordance with their terms and be convertible solely into Common Shares;

(b) if the GM Warrants have not been exercised prior to the Effective Time, on or prior to the Effective Time, LAC will cause the holder of the GM Warrant Certificate to exercise the GM Warrant Certificate to acquire one (1) Common Share as contemplated by the GM Warrant Certificate; and

(c) provided the closing contemplated under the Tranche 2 Subscription Agreement has not occurred, on or prior to the Effective Time, LAC will cause the counterparty to the Tranche 2 Subscription Agreement to subscribe for one (1) Common Share at its then current market price as contemplated by the Tranche 2 Subscription Agreement.

2.9 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that the Common Shares, LAC Class A Common Shares, LAC Preference Shares, Spinco Common Shares, Lithium Argentina Equity Awards and Spinco Equity Awards (collectively, the "Distribution Securities") issued as part or upon completion of the Arrangement to LAC Shareholders and other securityholders will be issued by LAC and Spinco in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof. In order to ensure the availability of the exemption under section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court and the Court will hold a hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Persons receiving Distribution Securities pursuant to the Arrangement;

(b) prior to the hearing required to approve the Arrangement, the Court will be advised as to the intention of the Parties to rely on the exemption under section 3(a)(10) of the U.S. Securities Act;

(c) the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the LAC Shareholders and other LAC securityholders entitled to receive Distribution Securities;

(d) LAC will ensure that each Person entitled to receive Distribution Securities as part or upon completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e) the Person entitled to receive Distribution Securities as part or upon completion of the Arrangement will be advised that the Distribution Securities issued in the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption under section 3(a)(10) of the U.S. Securities Act;

(f) the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement are approved by the Court as being fair, substantively and procedurally, to the LAC Shareholders and other LAC securityholders entitled to receive Distribution Securities;

(g) the hearing of the Court to give approval of the Arrangement will be open to any LAC securityholders entitled to receive Distribution Securities and there will not be any improper impediments to the appearance by those securityholders at the hearing;

(h) the Interim Order approving the Meeting will specify that each LAC Shareholder and other LAC securityholders entitled to receive Distribution Securities will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as the Person enters an appearance within a reasonable time and in accordance with the requirements of section 3(a)(10) under the U.S. Securities Act; and

(i) the Final Order will include a statement substantially to the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the issuance of Distribution Securities pursuant to the Plan of Arrangement."

2.10 Intended U.S. Tax Treatment

The Parties hereto agree that, for U.S. federal income tax purposes, certain of the transactions pursuant to the Arrangement will be treated as an integrated series of steps constituting a reorganization within the meaning of section 368 of the U.S. Code and a distribution by LAC of the stock of SpinCo (constituting "control" of SpinCo, within the meaning of section 368(c) of the U.S. Code) that, together with the other members of the SpinCo "separate affiliated group" (within the meaning of section 355(b)(3) of the U.S. Code), conducts the North American Business, to which section 355(a) of the U.S. Code applies (the "Intended U.S. Tax Treatment"), and that this Agreement is intended to be, and is hereby adopted as, a "plan of reorganization" within the meaning of Treasury Regulations section 1.368-2(g). No Party hereto nor any of their respective Affiliates will take any position for U.S. federal, state, local or non-U.S. income or franchise tax purposes, or any other tax reporting position, which is inconsistent with the foregoing unless required to do so by Applicable Law.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of LAC

LAC represents and warrants to Spinco as follows and acknowledges that Spinco is relying on such representations and warranties in connection with entering into, and the performance of its obligations under, this Agreement and consummating the Arrangement:

(a) LAC is validly existing and in good standing under the laws of the Province of British Columbia, has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned, leased and conducted, and is duly registered or otherwise qualified as a corporation to do business in each jurisdiction in which the nature of its business makes such registration or qualification necessary and where the failure to be so qualified would have a Material Adverse Effect on LAC;

(b) LAC has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the required LAC Shareholder approval of the Arrangement, to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by LAC and is a legal, valid and binding obligation of LAC, enforceable against LAC by Spinco in accordance with its terms, subject to bankruptcy, fraudulent transfer, moratorium, reorganization or similar Applicable Laws affecting the rights of creditors generally and the availability of equitable remedies and the enforceability of any limitations of liability or other exculpatory provisions or indemnities that purport to limit or exculpate a Party from or indemnify such Party for, liabilities imposed by Applicable Law on such Party;

(c) except as disclosed to Spinco or except as would not reasonably be expected to have a Material Adverse Effect on LAC and its subsidiaries, considered as a whole, the execution and delivery of this Agreement by LAC and the consummation of the Arrangement will not:

(i) result in the breach or violation of any of the provisions of, or constitute a default under, or contravene or cause the acceleration of any obligation of LAC or its Affiliates under:

(A) any provision of the constating documents, Articles, Notice of Articles or resolutions of the board of directors (or any committee thereof) or LAC Shareholders;

(B) any material judgment, decree, order or award of any Governmental Authority having jurisdiction over or binding upon LAC or its Affiliates or their respective properties and assets;

(C) any licence, permit, approval, consent or authorization held by LAC or its Affiliates, as applicable, that is necessary to the operation of their business;

(D) any Applicable Law in respect of LAC or any of its Affiliates; or

(E) any other contract, agreement or instrument that is material to LAC or its Affiliates, considered as a whole, or their business; or

(ii) give rise to any right of termination or acceleration of any third party indebtedness of LAC or its Affiliates, or cause any such indebtedness to come due before its stated maturity; and

(d) except as disclosed to Spinco or as contemplated in this Agreement, the Interim Order or the Final Order, there is no requirement for LAC to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any Governmental Authority as a condition to the lawful consummation of the Arrangement where failure to comply would reasonably be expected to have a Material Adverse Effect on LAC.

3.2 Representations and Warranties of LAC with Respect to Thacker Pass Co

LAC represents and warrants to Spinco as follows and acknowledges that Spinco is relying on such representations and warranties in connection with entering into, and the performance of its obligations under, this Agreement and consummating the Arrangement:

(a) Thacker Pass Co and each of its subsidiaries is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation, as applicable, has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned, leased and conducted, and is duly registered or otherwise qualified as a corporation or other entity to do business in each jurisdiction in which the nature of its business makes such qualification necessary and where the failure to be so qualified would have a Material Adverse Effect on Thacker Pass Co;

(b) except as disclosed to Spinco or except as would not reasonably be expected to have a Material Adverse Effect on Thacker Pass Co and its subsidiaries, considered as a whole, the execution and delivery of this Agreement by LAC and the consummation of the Arrangement will not:

(i) result in the breach or violation of any of the provisions of, or constitute a default under, or contravene or cause the acceleration of any obligation of Thacker Pass Co or its Affiliates under:

(A) any provision of the constating documents, articles, notice of articles or by-laws or resolutions of the board of directors (or any committee thereof) or the sole shareholder of Thacker Pass Co;

(B) any material judgment, decree, order or award of any Governmental Authority having jurisdiction over or binding upon Thacker Pass Co or its Affiliates or their respective properties and assets;

(C) any licence, permit, approval, consent or authorization held by Thacker Pass Co or its Affiliates, as applicable, that is necessary to the operation of their business;

(D) any Applicable Law in respect of Thacker Pass Co or any of its Affiliates; or

(E) any other contract, agreement or instrument that is material to Thacker Pass Co or its Affiliates, considered as a whole, or their business; or

(ii) give rise to any right of termination or acceleration of any third party indebtedness of Thacker Pass Co or its Affiliates, or cause any such indebtedness to come due before its stated maturity;

(c) the authorized capital of Thacker Pass Co consists of an unlimited number of Thacker Pass Co Shares, of which, as of the date hereof, all Thacker Pass Co Shares issued and outstanding are held by LAC;

(d) all outstanding Thacker Pass Co Shares have been duly authorized and validly issued, as fully paid and non-assessable shares of Thacker Pass Co and all outstanding Thacker Pass Co Shares have been issued or granted in material compliance with all Applicable Laws;

(e) no Person holds any securities convertible into Thacker Pass Co Shares or any other shares of Thacker Pass Co or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of Thacker Pass Co, other than as contemplated by this Agreement; and

(f) except as disclosed to Spinco or as contemplated in this Agreement, the Interim Order or the Final Order, there is no requirement for Thacker Pass Co to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any Governmental Authority as a condition to the lawful consummation of the Arrangement where failure to comply would reasonably be expected to have a Material Adverse Effect on Thacker Pass Co.

3.3 Representations and Warranties of Spinco

Spinco represents and warrants to LAC as follows and acknowledges that LAC is relying on such representations and warranties in connection with entering into, and the performance of its obligations under, this Agreement and consummating the Arrangement:

(a) Spinco is validly existing and in good standing under the laws of the Province of British Columbia has all requisite power and authority to acquire, own, lease and operate the North American Business to be acquired pursuant to the Arrangement;

(b) Spinco has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by Spinco and is a legal, valid and binding obligation of Spinco, enforceable against Spinco by LAC in accordance with its terms, subject to bankruptcy, fraudulent transfer, moratorium, reorganization or similar Applicable Laws affecting the rights of creditors generally and the availability of equitable remedies and the enforceability of any limitations of liability or other exculpatory provisions or indemnities that purport to limit or exculpate a Party from or indemnify such Party for, liabilities imposed by Applicable Law on such Party;

(c) except as disclosed to LAC or except as would not reasonably be expected to have a Material Adverse Effect on Spinco and its subsidiaries, considered as a whole, the execution and delivery of this Agreement by Spinco and the consummation of the Arrangement will not result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of Spinco or its Affiliates under:

(i) any provision of the constating documents, articles, notice of articles or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of Spinco;

(ii) any material judgment, decree, order or award of any Governmental Authority having jurisdiction over or binding upon Spinco or its Affiliates or their respective properties and assets; or

(iii) any Applicable Law in respect of Spinco or any of its Affiliates;

(d) the authorized capital of Spinco consists of an unlimited number of Spinco Common Shares and an unlimited number of Spinco Preference Shares, and no shares in the capital stock of Spinco have been issued and none will be issued until the Effective Time;

(e) no person holds any securities convertible into Spinco Common Shares, Spinco Preference Shares or any other shares of Spinco or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of Spinco, other than as contemplated by this Agreement; and

(f) Spinco has no assets and no liabilities and it has carried on no business other than relating to and contemplated by this Agreement, the Plan of Arrangement or the Tax Rulings.

3.4 No Representations and Warranties

Spinco agrees and acknowledges that, except as expressly set out in Sections 3.1 and 3.2, LAC is not making any representation and warranty to Spinco as to any aspect of the North American Business, it being understood and agreed that Spinco shall take the assets pertaining to such business, and shall assume, perform and discharge the liabilities pertaining to such business, on an "as-is", "where-is" basis as they exist immediately prior to the Effective Time.

3.5 Survival of Representations and Warranties

The representations of each of LAC and Spinco set forth in Sections 3.1 and 3.2 (in the case of LAC) and Section 3.3 (in the case of Spinco) in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms; provided, however, that no such termination will affect a Party's rights or obligations arising prior to such time, including its rights under Article 6 hereof.

ARTICLE 4
COVENANTS

4.1 General Covenants

Each of the Parties covenants and agrees with and in favour of the other Party that it will (and will cause each of its Affiliates, as applicable, to):

(a) use all commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective on such date as LAC may exclusively determine, including using all commercially reasonable efforts to:

(i) obtain the Interim Order and the Final Order;

(ii) obtain the approval of the LAC Shareholders required for the implementation of the Arrangement;

(iii) obtain such other consents, orders, rulings, approvals and assurances as are necessary or desirable for the implementation of the Arrangement; and

(iv) satisfy the other conditions precedent referred to in Sections 5.1 and 5.2;

(b) do and perform all such acts and things, and execute and deliver all such agreements (including the Tax Indemnity and Cooperation Agreement, the Transitional Services Agreement and the other agreements and documents contemplated in Section 2.6), assurances, notices and other documents and instruments, as may reasonably be required or requested by LAC to facilitate the carrying out of the intent and purpose of this Agreement and the Plan of Arrangement;

(c) prior to the Effective Date, cooperate with and assist each other Party in dealing with transitional matters relating to or arising from the Arrangement or this Agreement; and

(d) prior to the Effective Date, cooperate in obtaining the Tax Rulings and making such amendments to this Agreement and the Plan of Arrangement as may be necessary or desirable to obtain the Tax Rulings or to implement the Plan of Arrangement or as may be desired by LAC to enable it to carry out transactions deemed advantageous by it for the separation of its businesses as contemplated herein and in the Plan of Arrangement.

4.2 Covenants of LAC

Subject to the rights of LAC provided elsewhere in this Agreement, LAC covenants and agrees that it will (and will cause each of its Affiliates, as applicable, to):

(a) not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or the grant of the Tax Rulings or their effective application to the Arrangement, except as provided in Section 4.2(b);

(b) perform the obligations required to be performed by LAC under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement and any transactions necessary for obtaining the Tax Rulings;

(c) on or before the Effective Date, prepare and file with all applicable securities commissions or similar regulatory authorities in Canada and the United States all necessary prospectuses, registration statements and similar requirements, or applications to seek exemptions, if applicable, from the prospectus, registration and other requirements, under the applicable securities laws in Canada and the United States for the issue of post-Arrangement Common Shares and Spinco Common Shares, and any other filings or exemptions that are necessary or desirable in connection with the Arrangement;

(d) on or before the Effective Date, obtain confirmation from the TSX and the NYSE of the continued listing of the post-Arrangement Common Shares (including the post-Arrangement Common Shares which, as a result of the Arrangement, are issuable upon the exercise of Lithium Argentina Equity Awards) and, jointly with Spinco, make applications to list the Spinco Common Shares issuable pursuant to the Arrangement and issuable under the Spinco Equity Incentive Plan, on the TSX and the NYSE;

(e) from the Effective Time until the last day on which any Arrangement Equity Awards are outstanding that are held by an "Arrangement Departing Participant" (as defined in the Spinco Equity Incentive Plan), unless prohibited by Applicable Law, notify Spinco as soon as practicable after any such Arrangement Departing Participant ceases to be a director or officer or full time employee of LAC or one of its "Affiliates" (as defined in the Spinco Equity Incentive Plan). Such notice shall specify the relevant termination provisions of the Spinco Equity Incentive Plan to be applied to the Arrangement Equity Awards of the applicable Arrangement Departing Participant;

(f) use commercially reasonable efforts to secure directors' and officers' liability insurance for the directors and officers of LAC who cease to be directors and/or officers of LAC to become directors and/or officers of Spinco in connection with the Arrangement on a seven year "trailing" (or "run-off") basis provided that such trailing policy is available at a reasonable cost.  If a trailing policy is not available at a reasonable cost, LAC will maintain in effect without any reduction in scope or coverage for seven years from the Effective Date customary policies of directors' and officers' liability insurance providing protection no less favourable than the protection provided by the policies maintained by LAC which are in effect immediately before the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or before the Effective Date;

(g) LAC will honour all rights to indemnification or exculpation now existing in favour of directors and officers of LAC who cease to be directors and/or officers of LAC to become directors and/or officers of Spinco in connection with the Arrangement, and acknowledges that such rights will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than seven years from the Effective Date. For avoidance of doubt, nothing in this Section 4.2(g) shall be interpreted as reducing or shortening in any way the length or duration of indemnification obligations of LAC pursuant to any indemnification agreement or indemnification covenant pursuant to any written agreement that LAC and any of the foregoing directors and/or officer of LAC are parties to prior to the Effective Date or entered into thereafter; and

(h) following the name changes of Spinco and LAC, as applicable, pursuant to the Plan of Arrangement or as otherwise agreed by the Parties, LAC will assist Spinco and its Affiliates with all extra-provincial and other registrations necessary or ancillary to such name change.

4.3 Covenants of Spinco

Spinco covenants and agrees that it will (and will cause each of its Affiliates, as applicable, to):

(a) not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or the grant of the Tax Rulings or their effective application to the Arrangement, except as provided in Section 4.3(b);

(b) perform the obligations required to be performed by Spinco under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement and any transactions necessary for obtaining the Tax Rulings;

(c) obtain the consent of LAC prior to issuing any press releases or otherwise making public statements or communications with respect to this Agreement or the consummation of the Arrangement;

(d) not issue shares in Spinco's capital stock prior to the Effective Time and issue such initial Spinco shares only in accordance with and subject to the terms of the Plan of Arrangement;

(e) on or before the Effective Date, assist and cooperate in the preparation and filing with all applicable securities commissions or similar regulatory authorities in Canada and the United States all necessary prospectuses, registration statements and similar requirements, or applications to seek exemptions, if applicable, from the prospectus, registration and other requirements, under the applicable securities laws in Canada and the United States for the issue of post-Arrangement Common Shares and Spinco Common Shares, and any other filings or exemptions that are necessary or desirable in connection with the Arrangement;

(f) on or before the Effective Date, assist and cooperate in obtaining confirmation from the TSX and the NYSE of the continued listing of the post-Arrangement Common Shares (including the post-Arrangement Common Shares which, as a result of the Arrangement, are issuable upon the settlement of Lithium Argentina Equity Awards) and making applications to list the Spinco Common Shares issuable pursuant to the Arrangement and issuable under the Spinco Equity Incentive Plan, on the TSX and the NYSE;

(g) until the Effective Date, not issue any securities, acquire any assets or incur any liabilities or other obligations, except as contemplated pursuant to this Agreement or the Plan of Arrangement; and

(h) from the Effective Time until the last day on which any Arrangement Equity Awards are outstanding that are held by an "Arrangement Departing Participant" (as defined in the LAC Equity Incentive Plan), unless prohibited by Applicable Law, notify LAC as soon as practicable after any such Arrangement Departing Participant ceases to be a director or officer or full time employee of Spinco or one of its "Affiliates" (as defined in the LAC Equity Incentive Plan). Such notice shall specify the relevant termination provisions of the LAC Equity Incentive Plan to be applied to the Arrangement Equity Awards of the applicable Arrangement Departing Participant. For purposes of this clause, references to the "LAC Equity Incentive Plan" shall be deemed to be references to such plan as amended pursuant to the Plan of Arrangement.

4.4 Pre-Arrangement Reorganization

The Parties acknowledge and agree that, in contemplation of the Arrangement, upon the exclusive determination of LAC, they will and will cause each of their respective subsidiaries to implement any reorganizations of the business, operations or assets of LAC or its Affiliates and such other transactions as LAC may request, including for greater certainty in response to any requirements associated with obtaining the Tax Rulings, any change in Applicable Laws or in order to improve the financial, tax and/or operational efficiencies of the Argentinian Business or the North American Business following the Effective Time, and the Parties will take all commercially reasonable steps necessary to effect any such pre-Arrangement reorganization; provided, however, that any such pre-Arrangement reorganization will not reduce the value of the consideration payable to LAC Shareholders pursuant to this Agreement and the Plan of Arrangement. Spinco will not undertake any pre-Arrangement reorganization of itself or any of its subsidiaries without the prior written consent of LAC, in its exclusive determination.

ARTICLE 5
CONDITIONS

5.1 Conditions Precedent

In addition to, and without in any way limiting, LAC's rights referred to under Section 2.7 and LAC's rights specifically provided for elsewhere in this Agreement, the obligation of LAC to complete the Arrangement is subject to fulfillment of the following conditions on or before the Effective Date or such other time specified:

(a) the Interim Order will have been obtained in form and substance satisfactory to LAC and will not have been set aside or modified in a manner unacceptable to LAC, on appeal or otherwise;

(b) the Arrangement Resolution will have been approved by the requisite number of votes cast by LAC Shareholders at the Meeting in accordance with the Interim Order and Applicable Laws;

(c) the Final Order will have been obtained in form and substance satisfactory to LAC, and will not have been set aside or modified in a manner unacceptable to LAC, on appeal or otherwise;

(d) all shareholder, regulatory, judicial and third party approvals, consents, authorizations and orders necessary or reasonably desired by LAC for the completion of the transactions provided for in this Agreement and the Tax Rulings will have been obtained or received from the Persons having jurisdiction in the circumstances and all will be in full force and effect;

(e) no action will have been instituted and be continuing on the Effective Date and there will not be in force any injunction, declaration, order or decree, in each case, restraining or enjoining the consummation of the transactions contemplated by this Agreement, the Tax Rulings or the Plan of Arrangement and no cease trading or similar order with respect to any securities of any of the Parties will have been issued and remain outstanding;

(f) no law, regulation or policy will have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement, the Tax Rulings or their effective application to the Arrangement or any of the other transactions contemplated by this Agreement or the Plan of Arrangement;

(g) the Tax Rulings will have been received by LAC, in form and substance satisfactory to LAC, confirming that (i) the proposed Arrangement and related transactions may be effected for purposes of the Tax Act as a "butterfly" reorganization pursuant to paragraph 55(3)(b) of the Tax Act with no material Canadian federal income tax payable by any of LAC, Spinco or other Affiliates or LAC Shareholders who hold their LAC Common Shares as capital property and confirmation satisfactory to LAC that, immediately prior to the Effective Date, the Canadian Tax Ruling remains in full force and effect and there have been no changes in relevant laws, jurisprudence, administrative practice or otherwise that would adversely affect the binding income tax rulings contained in the Canadian Tax Ruling; and (ii) the proposed Arrangement and related transactions qualify as a divisive reorganization pursuant to sections 368(a)(1)(D) and 355(a) of the U.S. Code and the Treasury Regulations promulgated thereunder and confirmation satisfactory to LAC that, immediately prior to the Effective Date, the U.S. Tax Ruling remains in full force and effect and there have been no changes in relevant laws, jurisprudence, administrative practice or otherwise that would adversely affect the binding income tax rulings contained in the U.S. Tax Ruling;

(h) all of the conditions precedent and other terms and conditions of the Tax Rulings will have been satisfied;

(i) there will not have occurred a Material Adverse Effect of LAC or Spinco;

(j) LAC Shareholders will not have validly exercised Dissent Rights in connection with the Arrangement with respect to more than 5% of the issued and outstanding Common Shares;

(k) the written Fairness Opinions will have been received by the Board and will not have been withdrawn or modified;

(l) the Ganfeng Lock-Up will have been received in a form satisfactory to LAC and Spinco and the Ganfeng Lock-Up and the Investor Rights Agreement will be in full force and effect and will not have been withdrawn or terminated;

(m) the Arrangement Filings, Final Order, Plan of Arrangement and all necessary related documents, including the Circular, will have been filed and will have been accepted for filing with the applicable Governmental Authorities;

(n) the TSX will have conditionally approved:

(i) the listing thereon, in substitution for the listing thereon of the Common Shares, of the new Common Shares to be issued pursuant to the Arrangement (including the new Common Shares which, as a result of the Arrangement, are issuable upon the exercise or settlement of Lithium Argentina Equity Awards) prior to the Effective Time, subject only to compliance with the usual requirements of the TSX; and

(ii) the listing thereon of the Spinco Common Shares issued pursuant to the Arrangement (including the Spinco Common Shares which, as a result of the Arrangement, are issuable upon the exercise or settlement of Spinco Equity Awards) prior to the Effective Time, subject only to compliance with the usual requirements of the TSX;

(o) NYSE will have authorized:

(i) the listing thereon, in substitution for the listing thereon of the Common Shares, of the new Common Shares to be issued pursuant to the Arrangement (including the new Common Shares which, as a result of the Arrangement, are issuable upon the exercise or settlement of Lithium Argentina Equity Awards) prior to the Effective Time, subject only to compliance with the usual requirements of NYSE; and

(ii) the listing thereon of the Spinco Common Shares issued pursuant to the Arrangement (including the Spinco Common Shares which, as a result of the Arrangement, are issuable upon the exercise or settlement of Spinco Equity Awards) prior to the Effective Time, subject only to compliance with the usual requirements of NYSE;

(p) the Board will not have revoked its approval of the Arrangement at any time prior to the Effective Date;

(q) the issuance of the Distribution Securities will be exempt from registration under the U.S. Securities Act pursuant to section 3(a)(10) of the U.S. Securities Act;

(r) the SEC will have declared effective the registration statement on Form 20-F filed by Spinco to register the Spinco Common Shares under the U.S. Exchange Act; and

(s) this Agreement will not have been terminated pursuant to the provisions of Article 7.

The foregoing conditions are for the sole benefit of LAC and may be waived, in whole or in part, by LAC at any time. These conditions will not give rise to or create any duty on the part of LAC or the Board to waive or not to waive such conditions and will not in any way limit LAC's right to terminate this Agreement as set forth in Section 7.2 or alter the consequences of any such termination from those specified in Article 7. Any determination made by LAC prior to the Arrangement concerning the satisfaction and waiver of any or all of the conditions set forth in this Section 5.1 will be final and conclusive, and neither LAC nor any of its Affiliates or Representatives shall have any liability as a result of any such determination.

5.2 Conditions to Obligations of Each Party

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived, in whole or in part, by such Party without prejudice to its right to rely on any other condition in its favour) that (i) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects and (ii) except as set forth in this Agreement, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such time.

5.3 Merger of Conditions

The conditions set out in Section 5.1 and Section 5.2 will be conclusively deemed to have been satisfied, waived or released on the filing by LAC of the Arrangement Filings under the BCBCA to give effect to the Plan of Arrangement.

ARTICLE 6
INDEMNITIES

6.1 Indemnity by LAC

Subject to Section 8.11, LAC will indemnify and hold harmless Spinco and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by LAC; and

(b) a breach of a covenant herein or pursuant hereto by LAC;

6.2 Indemnity by Spinco

Subject to Section 8.11, Spinco will indemnify and hold harmless LAC and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Spinco; and

(b) a breach of a covenant herein or pursuant hereto by Spinco, to the extent such breach occurs at or after the Effective Time;

6.3 Notice of Third Party Claims

(a) If an Indemnified Person receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Person must notify the Indemnifier as soon as reasonably practicable thereafter, but in any event, no later than 30 days after receipt of such notice of such Third Party Claim. Such notice to the Indemnifier must describe the Third Party Claim in reasonable detail and indicate, to the extent reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Person. The Indemnifier will then have a period of 30 days (the "Notice Period") within which to satisfy such Third Party Claim or, failing that, to give notice to the Indemnified Person that it intends to dispute such Third Party Claim and participate in or assume the defence thereof (a "Dispute Notice"), which notice must be accompanied by reasonable particulars in writing of the basis of such dispute.

(b) If an Indemnified Person has reason to believe that a Person may be investigating the possibility of asserting a Third Party Claim, it must notify the Indemnifier as soon as reasonably practicable, but in any event, no later than 30 days after discovery of such possible Third Party Claim, and provide reasonable details of the circumstances thereof. The Indemnified Person and the Indemnifier will cooperate with each other with a view to satisfying the Person who may assert the Third Party Claim that there is no reasonable basis therefor.

6.4 Defence of Third Party Claims

If an Indemnifier elects to assume the defence of any Third Party Claim, the Indemnifier must at all times act reasonably and in good faith in pursuing such defence, keep the Indemnified Persons reasonably informed as to the progress and status of such defence of the Third Party Claim and provide copies to the Indemnified Persons of all material documents, records and other materials relating to such defence of the Third Party Claim. The Indemnifier must provide the Indemnified Persons with drafts of documents that the Indemnifier proposes to send or file in advance of the sending of or filing of the same and the Indemnified Persons will have the reasonable opportunity to provide comments thereon to the Indemnifier; provided, however, that it will not result in any undue delays. The Indemnifier agrees to pay all of its own expenses of participating in or assuming such defence. The Indemnified Persons will cooperate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier, and may participate in such defence assisted by counsel of its choice and at its own expense, except in those circumstances in which the Indemnified Person believes in good faith that there are material conflict issues between the Indemnifier and the Indemnified Persons or there are defences available to the Indemnified Persons that are not available to the Indemnifier, in either of which cases the Indemnified Persons may participate in such defence assisted by counsel of its choice at the expense of the lndemnifier to the extent such expenses are reasonable. Neither the Indemnifier nor the Indemnified Persons will enter into any compromise or settlement of any Third Party Claim without obtaining the prior written consent of the other of them, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that: (1) if the Indemnifier wishes to settle a Third Party Claim in an amount acceptable to the third party claimant, but the Indemnified Persons do not wish so to settle, the Indemnifier will be required to indemnify the Indemnified Persons only up to the lesser of the amount for which the Indemnifier would have settled the Third Party Claim and the amount which the Indemnified Persons were or will be required to pay such third party in connection with such Third Party Claim and (2) if the Indemnified Persons have not received a Dispute Notice within the Notice Period confirming the intent of the Indemnifier in respect of a Third Party Claim or if the Indemnifier, having elected to assume the defence of any Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Indemnified Persons that the Indemnified Person bona fide believes on reasonable grounds that the Indemnifier has failed to take such steps (with such grounds to be specified in reasonable detail), the Indemnified Persons may, at their option, elect to settle or compromise the Third Party Claim or assume such defence, assisted by counsel of their choosing, and the Indemnifier will be liable for all reasonable costs and expenses paid or incurred in connection therewith and any Loss suffered or incurred by the Indemnified Persons with respect to such Third Party Claim.

6.5 Direct Claims

Any Direct Claim must be asserted by providing notice to the Indemnifier within a reasonable time after the Indemnified Person becomes aware of such Direct Claim, but in any event not later than 60 days after the Indemnified Person becomes aware of such Direct Claim. Such notice to the Indemnifier must describe the Direct Claim in reasonable detail and indicate, to the extent reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Person. The Indemnifier will then have a period of 30 days within which to satisfy such Direct Claim or, failing that, to give notice to the Indemnified Person that it intends to dispute such Direct Claim, which notice must be accompanied by reasonable particulars in writing of the basis of such dispute.

6.6 Failure to Give Timely Notice

The failure to give timely notice as provided in this Article 6 will not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, the Party that was entitled to receive such notice suffered damage or was otherwise prejudiced.

6.7 Reduction in Subrogation

If at any time subsequent to the making of any Indemnity Payment, the amount of the indemnified loss is reduced pursuant to any claim, recovery, settlement or payment by or against any other Person (a "Recovery"), such that, taking the Recovery into account, the amount of the Indemnity Payment in respect of the Loss exceeds the amount of the Loss, the Indemnified Person must promptly repay to the Indemnifier the amount of the excess (the "Excess") (less any costs, expenses (including Taxes) or premiums incurred in connection therewith) together with interest (a) from the date of payment of the Indemnity Payment in respect of which the repayment is being made to but excluding the earlier of the date of repayment of the Excess and the date that is 60 days after the Excess arises, but only to the extent that the Recovery giving rise to the Excess included interest, at the rate applied to the amount of the Recovery and (b) from and including the date that is 60 days after the Excess arises to but excluding the date of repayment of the Excess, at the Prime Rate. Notwithstanding the foregoing provisions of this Section 6.7, no payment must be made hereunder to the extent the Indemnified Person is entitled to an Indemnity Payment hereunder that remains unpaid. Upon making a full Indemnity Payment, the Indemnifier will, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Person against any third party in respect of the Loss to which the Indemnity Payment relates. Until the Indemnified Person recovers full payment of its Loss, any and all claims of the Indemnifier against such third party on account of such Indemnity Payment will be postponed and subordinated in right of payment to the Indemnified Person's rights against such third party.

6.8 Tax Effect

If any Indemnity Payment received by an Indemnified Person would constitute income for tax purposes to such Indemnified Person, the Indemnifier will pay a Tax Gross-Up to the Indemnified Person at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. The amount of any Loss for which indemnification is provided will be adjusted to take into account any tax benefit realizable by the Indemnified Person or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For purposes of this Section 6.8, any tax benefit will be taken into account at such time as it is received by the Indemnified Person or its Affiliate. Notwithstanding the foregoing provisions of this Section 6.8, if an Indemnity Payment would otherwise be included in the Indemnified Person's income, the Indemnified Person covenants and agrees to make all such elections and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

6.9 Payment and Interest

All Losses (other than Taxes) will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate per annum from and including the date the Indemnified Person disbursed funds or suffered or incurred a Loss to but excluding the day of payment by the Indemnifier to the Indemnified Person, with interest on overdue interest at the same rate. All Losses that are Taxes will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate from and including the date the Indemnified Person paid such Taxes to but excluding the day of payment by the lndemnifier to the Indemnified Person of the Indemnity Payment in respect of such Taxes, with interest on overdue interest at the same rate.

6.10 Judgment Currency

(a) If for the purpose of obtaining or enforcing judgment against the Indemnifier in any court in any jurisdiction, it becomes necessary to convert into any other currency (the "Judgment Currency") an amount due in Canadian dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding:

(i) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of British Columbia or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the "Judgment Conversion Date").

(b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 6.10(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Indemnifier must pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian dollars, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

6.11 Exclusive Remedy

Subject to Section 8.11 and except for remedies for injunctive relief or equitable relief, claims for fraud or intentional misrepresentation or as otherwise expressly provided in this Agreement, the indemnification rights set forth in this Article 6 will be the sole and exclusive remedy for any Direct Claim or any Third Party Claim arising out of this Agreement by LAC or Spinco.

6.12 Mitigation

Nothing in this Agreement will in any way restrict or limit the general obligation at law of an Indemnified Person to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifier of any representation, warranty, covenant, obligation or agreement of the Indemnifier hereunder. If any such Loss can be reduced by any Recovery (including under or pursuant to any insurance coverage), the Indemnified Person will take all appropriate and reasonable steps to enforce such Recovery. Notwithstanding the foregoing, no Indemnified Person will have any obligation to mitigate any Loss prior to or in connection with any application of remedies for injunctive or equitable relief.

6.13 Superseding Indemnity

Notwithstanding anything else contained herein, concurrently with the execution and delivery of the Tax Indemnity and Cooperation Agreement and the Transitional Services Agreement, as applicable, the indemnity provisions contained therein will supersede and replace this Article 6 if and to the extent such agreements govern the indemnification rights and obligations of either Party over matters that would otherwise be covered by those set out in this Article 6. Any Direct Claim or Third Party Claim advanced or right to advance a Direct Claim or Third Party Claim under this Article 6 prior to the Effective Date may, to the extent governed by the Tax Indemnity and Cooperation Agreement or the Transitional Services Agreement, as applicable, be continued or advanced under such agreements and the provisions of such agreements will apply mutatis mutandis with respect to any such claim or right.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1 Amendment

(a) Subject to Applicable Law, this Agreement, the Tax Rulings and the Plan of Arrangement may, at any time and from time to time before and after the holding of the Meeting but not later than the Effective Date, be amended by written agreement of the Parties, without further notice to or authorization on the part of the LAC Shareholders or the holders of the Old LAC Equity Awards. Without limiting the generality of the foregoing, any such amendment may: (i) change the time for performance of any of the obligations or acts of LAC and Spinco; (ii) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; (iii) waive compliance with or modify any of the covenants contained herein or waive or modify performance of any of the obligations of LAC or Spinco; (iv) waive or modify, in whole or in part, any conditions contained in this Agreement; or (v) make such alterations, modifications, amendments or supplements to this Agreement as LAC or Spinco may consider necessary or desirable in connection with any pre-Arrangement reorganization, the Tax Rulings, the Arrangement, the Interim Order or the Final Order.

(b) Notwithstanding the foregoing, LAC reserves the right in its sole and absolute discretion, without notice to or the approval of Spinco, the LAC Shareholders or the holders of the Old LAC Equity Awards, to at any time and from time to prior to the Effective Date, amend (i) the Tax Rulings and/or the Plan of Arrangement so long as such amendment(s) is not, in the opinion of LAC (acting reasonably), materially adverse to Spinco; and (ii) this Agreement to the extent LAC may reasonably consider such amendment necessary or desirable due to the Tax Rulings, any pre-Arrangement reorganization, the Interim Order or the Final Order.

(c) None of the Parties (or their respective Affiliates or Representatives) will have any liability to the LAC Shareholders, the other Party, as applicable, or any other Person for any amendment made pursuant to this Section 7.1.

(d) It is understood and agreed by the Parties that information in Section 2.3 paragraphs (l), (m) and (n) of the Plan of Arrangement with respect to the number of directors and the specific identities of the directors to be appointed to the board of directors of each of LAC and Spinco, as well as the corporate name for each entity, in each case upon the Plan of Arrangement becoming effective, may need to be revised. If necessary, the Parties hereby agree that they will revise the foregoing information (and make applicable ancillary amendments in the Plan of Arrangement) prior to making an application pursuant to Part 9, Division 5 of the BCBCA for the Interim Order or at such later time as determined by the Parties as may be permissible by law and the Interim Order, and will amend the Plan of Arrangement and/or their constating documents and/or take all other necessary steps to give effect to such revisions and amend other terms as may be necessary.

7.2 Termination

This Agreement may, at any time before or after the holding of the Meeting but prior to the filing of the Arrangement Filings giving effect to the Arrangement, be unilaterally terminated by LAC, in its sole and absolute discretion, at any time without notice to or the approval of Spinco or the LAC Shareholders and without liability to any Person except as provided in Section 8.1.

7.3 Effect of Termination

Upon the termination of this Agreement pursuant to Section 7.2 hereof, no Party will have any liability or further obligation to the other Party hereto or any other Person.

7.4 Survival

If this Agreement is not terminated pursuant to the provisions of Section 7.2, this Agreement (excluding the conditions referred to in Section 5.3) will continue in effect for a period of one year after the Effective Date except that:

(a) the provisions of Section 2.6 will continue in effect until such time as the obligations thereunder have been satisfied;

(b) the provisions of Sections 4.2(e) to 4.2(h), inclusive, and Section 4.3(h) will continue in effect for the respective periods referred to therein;

(c) the provisions of Sections 6.1(a) and 6.2(a) (and, in each case, the associated provisions of this Agreement) will continue in effect for a period of six years after the Effective Date; and

(d) the provisions of Article 8 (and the associated provisions of this Agreement) will continue indefinitely.

ARTICLE 8
GENERAL

8.1 Expenses

The Parties agree that all Transaction Costs will be the responsibility of, and will be paid for by, LAC; provided, however, that Spinco will be solely responsible for, and will pay, the fees, costs and expenses in connection with: (i) arranging any credit facilities or other financing for Spinco or Thacker Pass Co as part of, or following, the Arrangement, and (ii) listing the Spinco Common Shares (and any associated rights) on the TSX and/or the NYSE and settling and delivering the Spinco Common Shares on completion of the Arrangement (including the fees for obtaining a CUSIP for such shares), including the associated fees and expenses of the transfer agent and rights agent of Spinco and the lenders under the aforementioned credit facilities. Notwithstanding the foregoing, Spinco will be solely responsible for, and will pay, the fees and expenses of any advisors retained directly by Spinco or any of its Affiliates.

8.2 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by e-mail addressed to the recipient as follows:

(a) To LAC (prior to the Effective Date):

Lithium Americas Corp.
300-900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

Attention: Jonathan Evans
e-mail:

To Spinco (prior to the Effective Date):

1397468 B.C. Ltd.
c/o Lithium Americas Corp.
300-900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

Attention: Alexi Zawadzki
e-mail:

To LAC (on and after the Effective Date) in its name following the Effective Time:

300-900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

Attention: John Kanellitsas
e-mail:

Copy to: Alex Shulga

e-mail:

To Spinco (on and after the Effective Date) in its name following the Effective Time:

300-900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

Attention: Jonathan Evans
e-mail:

or other such address that a Party may, from time to time, advise the other Parties hereto by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by e-mail, on the day of transmittal thereof if given (with confirmation of delivery) prior to 5:00 p.m. (recipient's local time) and on the next Business Day if so given after such time.

8.3 Cooperation with Respect to Government Reports and Filings; Further Assurances

(a) Except as may otherwise be required by Applicable Law or the terms of any applicable agreement or arrangement with a third party who provided or has the ability to control the applicable information, LAC, on the one hand, and Spinco, on the other hand, will, and will cause its respective Affiliates, to use commercially reasonable efforts to provide the other Party (or its respective Affiliates or Representatives) with such cooperation as may be reasonably requested by such other Party in connection with the preparation and/or filing of any report or filing required by any Governmental Authority (or as required by applicable securities laws) contemplated by this Agreement or relating to or in connection with the operation by such Party of its Separated Business prior to the Effective Time or the relationship between such Parties on or prior to the Effective Date, including any financial statements or continuous disclosure filings. Except as provided in paragraph (b) below, the Party providing cooperation (and its Affiliates and Representatives) pursuant to this paragraph (a) will not be responsible for any Loss suffered by the Party requesting such cooperation as a result of such cooperation unless its results from the negligence or wilful misconduct of the providing Party.

(b) Each of the Parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as any other Party may, either before, on or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.4 Assignment

No Party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other Party, provided that no such consent will be required for any Party to assign its rights and obligations under this Agreement and the Arrangement to a corporate successor to such Party or to a purchaser of all or substantially all of the assets of such Party, provided further that any such successor or purchaser of the rights or obligations a Party will have executed and delivered to the other Party an agreement in writing to be bound by and to perform, satisfy and assume all of the provisions of this Agreement and the Arrangement as if an original party hereto, in form and substance satisfactory to the other Party, acting reasonably.

8.5 Binding Effect

This Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns and specific references to "successors" elsewhere in this Agreement will not be construed to be in derogation of the foregoing. Nothing in this Agreement, express or implied, is intended or will be construed to confer upon any person other than the Parties and other Indemnified Persons and their successors and permitted assigns any right, remedy or claim under or by reason of this Agreement.

8.6 Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.7 Entire Agreement

This Agreement together with the agreements and other documents herein or therein referred to constitute (or will constitute, once entered into) the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as set forth in this Agreement.

8.8 Governing Law; Attornment

This Agreement will be governed by and construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and will be treated in all respects as a British Columbia contract. For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of British Columbia and the courts of the Province of British Columbia will have non-exclusive jurisdiction to entertain any action arising under this Agreement. Each Party hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

8.9 Confidentiality

(a) Each Party hereby acknowledges and agrees that the other Party and its Affiliates have a proprietary (or will have following the Effective Date in respect to Spinco) interest in the Restricted Information of such Party and the same is of value to such other Party and its Affiliates and that the use or disclosure of the Restricted Information of such other Party contrary to the terms of this Agreement would cause irreparable harm to such other Party and its Affiliates. Subject to the provisions of paragraph (d) of this Section 8.9, each of LAC, on the one hand, and Spinco, on the other hand, agree to hold, and to cause its respective Affiliates and its respective Representatives to hold, in strict confidence, with at least the same degree of care that applies to LAC's Confidential Information pursuant to policies in effect as of the Effective Date, all Restricted Information of the other Party, and will not use, and will cause its respective Affiliates and its respective Representatives not to use, any such Restricted Information other than for such purposes as are expressly contemplated hereunder or under the transactions or other agreements contemplated hereby. Each such Party further agrees to, and to cause their respective Affiliates and Representatives to, only use the Shared Information in the normal course of their respective businesses for their own internal purposes and not divulge or communicate to any third party any Shared Information (except that the Parties will be permitted to disclose such information, to the extent necessary in connection with their normal business activities, on a confidential basis, to their consultants, contractors, customers, partners, suppliers and Representatives who have a need to know the information); provided, however, that where an obligation is owed to a third party in respect of such Shared Information, the Parties covenant and agree to use such information only in a manner consistent with such obligation.

(b) The Parties acknowledge that they each have the non-exclusive right to use Industry Know-How and that each of them may use, divulge, communicate and in any other way exploit Industry Know-How in an unrestricted manner and without obligation or confidence. No Party will restrict or attempt to restrict the other Party with respect to their past, present or use or other dealing of Industry Know-How.

(c) For purposes of this Agreement, Confidential Information, Restricted Information and Shared Information will not include information that is now or subsequently becomes generally available to the public other than as a result of a breach of this Agreement or any other agreement relating to confidentiality between or among the Parties and/or their respective Affiliates or Representatives. In addition, information will not constitute Confidential Information of the second Party if such information was (i) lawfully acquired by the first Party and/or any of its Affiliates or Representatives from a third party not bound by a confidentiality obligation, or (ii) independently generated or developed by one or more Representatives of the first Party and/or any of its Affiliates without reference to Restricted Information of the second Party.

(d) In the event that a Party and/or its Affiliates or Representatives determines that it is required to disclose any Confidential Information (the "Disclosing Party") pursuant to Applicable Law or receives any demand under lawful process or from a Governmental Authority to disclose or provide Confidential Information, and such disclosure or provision of the Confidential Information would be in breach of this Section 8.9, the Disclosing Party will, to the extent permitted by Applicable Law, promptly notify the other Party so that the other Party has a reasonable opportunity to seek a protective arrangement and/or waive compliance with the applicable provisions of this Section 8.9 prior to the Disclosing Party disclosing or providing such Confidential Information, and the Party that received such request will cooperate, at the expense of the requesting Party, in seeking any such protective arrangements requested by such requesting Party. Subject to the foregoing, the Disclosing Party may thereafter disclose or provide such Confidential Information to the extent required by such Applicable Law (as so advised by legal counsel) or by lawful process or by such Governmental Authority and will, to the extent permitted by Applicable Law, promptly provide the other Party with a copy of the Confidential Information so disclosed together with a list of all Persons to whom such Confidential Information was disclosed. In any such event, the Disclosing Party will also use reasonable commercial efforts to ensure that all Confidential Information that is so disclosed will be afforded confidential treatment by the recipient. In addition, notwithstanding the foregoing or any other provision of this Agreement, a Party may disclose any Confidential Information (x) to its Representatives, provided they are under obligations in respect of limited use, limited disclosure and confidentiality in respect of such Confidential Information no less stringent than the obligations set forth herein, on a "need-to know" basis, (y) in connection with disputes or litigation between the Parties that relates to such Confidential Information, provided that each Party will endeavour to limit disclosure for that purposes, or (z) in connection with the exercise of any rights granted hereunder.

8.10 Waiver of Conflict

The Parties acknowledge that each of LAC and Spinco, and their respective Affiliates, are currently represented by legal counsel retained by LAC in connection with the preparation and finalization of this Agreement. Each of LAC and Spinco, on behalf of itself and its respective Affiliates, waives any conflict with respect to such common representation that may arise before, at or after the date of this Agreement.

8.11 Limitation on Liability

No Representative of a Party will have any personal liability whatsoever on behalf of such Party (or any of its Affiliates) to any other Party under this Agreement or the Arrangement or any other transactions entered into, or documents delivered, in connection with any of the foregoing. In no event will LAC or Spinco be liable for any special, consequential, indirect, collateral, incidental, exemplary or punitive damages or lost profits or failure to realize expected savings or other commercial or economic loss of any kind, however caused and on any theory of liability, arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of such damages; provided, however, that the foregoing will not limit any Party's indemnification obligations for Losses with respect to Third Party Claims as set forth in Article 6.

8.12 No Third Party Beneficiaries

This Agreement is solely for the benefit of, and is not intended to confer any rights or remedies on any Person other than the Parties (and their respective successors and permitted assigns) except for the indemnification rights provided for in Sections 6.1 and 6.2 which are intended for the benefit of, in addition to the Parties hereto, the Representatives of Spinco and LAC, respectively, as and to the extent applicable in accordance with their terms, and will be enforceable, as applicable, by each of such Representatives and his or her heirs, executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries"). Spinco will hold the rights and benefits of Section 6.1 in trust for and on behalf of its applicable Third Party Beneficiaries and LAC will hold the rights and benefits of Section 6.2 in trust for and on behalf of its applicable Third Party Beneficiaries. Each of LAC and Spinco hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of its applicable Third Party Beneficiaries as directed by such Third Party Beneficiaries. Except as otherwise expressly provided in this Section 8.12, this Agreement will not provide any Person (including any LAC Shareholder) with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement. Subject to Section 7.1, the Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Third Party Beneficiaries.

8.13 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect. Upon such determination that any term or other provision is illegal, invalid or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby and in the Plan of Arrangement are fulfilled to the fullest extent possible.

8.14 Privacy

(a) Each Party agrees to comply with all privacy Applicable Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information"). Neither Party will disclose Transaction Personal Information to any Person other than to its Representatives. If the Arrangement is consummated, neither Party will, following the Effective Time, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by Applicable Law, use or disclose Transaction Personal Information:

(i) for purposes other than those for which such Transaction Personal Information was collected or provided; and

(ii) which does not relate directly to the carrying on of the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

(b) Each Party will protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party will cause its Representatives to observe the terms of this Section 8.14 and to protect and safeguard the Transaction Personal Information in their possession. If this Agreement is terminated, each Party will promptly return to the other Party any Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries or extracts thereof.

8.15 No Personal Liability

No director or officer of LAC or any of its subsidiaries will have any personal liability whatsoever to Spinco under this Agreement or any other document delivered on behalf of LAC under this Agreement. No director or officer of Spinco or any of its subsidiaries will have any personal liability whatsoever to LAC under this Agreement or any other document delivered on behalf of Spinco under this Agreement.

8.16 Counterparts

This Agreement and any document contemplated by or delivered under or in connection with this Agreement and any amendment, supplement or restatement hereof or thereof may be executed in one or more counterparts (including in electronic form or with electronic signatures), each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement.

LITHIUM AMERICAS CORP.

by	(signed) "Jonathan Evans"
	Name:	Jonathan Evans
	Title:	President and Chief Executive Officer

1397468 B.C. LTD.

by	(signed) "Alexi Zawadzki"
	Name:	Alexi Zawadzki
	Title:	Director

APPENDIX A
Plan of Arrangement

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, terms used but not otherwise defined have the respective meanings given to them in the Arrangement Agreement and the following terms have the respective meanings set out below and grammatical variations of such terms have the corresponding meanings:

"agreed amount" means the amount agreed upon by the transferor and the transferee, within the limits prescribed by subsection 85(1) of the Tax Act, in respect of the transfer of an eligible property as defined in subsection 85(1.1) of the Tax Act for consideration that includes shares of the transferee in a joint election under subsection 85(1) of the Tax Act;

"Applicable Law" means, with respect to any Person, any domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, bylaw, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities and, to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority, unless expressly specified otherwise;

"Arrangement" means the arrangement of LAC under section 288 of the BCBCA, on the terms and subject to the conditions set out in this Plan of Arrangement;

"Arrangement Agreement" means the amended and restated arrangement agreement dated as of June 14, 2023 between LAC and Spinco, including all schedules and appendices attached thereto, as may be amended, modified and/or supplemented from time to time in accordance with its terms;

"Arrangement Resolution" means the special resolution of the LAC Shareholders approving the Arrangement to be considered at the Meeting as required by the BCBCA and the Interim Order;

"Articles" means the articles of LAC, as such term is defined in the BCBCA;

"BCBCA" means the Business Corporations Act (British Columbia);

"Board" or "Board of Directors" means the Board of Directors of LAC;

"Business Day" means any day other than a Saturday, Sunday or any other day on which major banks are closed for business in the City of Vancouver, British Columbia;

"Butterfly Percentage" means the percentage, to be determined by the Board of Directors, that is equal to the fraction of A/B where:

A is the net fair market value of the Distribution Property transferred under Section 2.3(g) of this Plan of Arrangement, as determined immediately before the transfer; and

B is the net fair market value of all of the property owned by LAC immediately before the transfer of the Distribution Property under Section 2.3(g) of this Plan of Arrangement, as determined immediately before the transfer;

"Circular" means the notice of Meeting and accompanying management information circular of LAC, including all schedules, appendices and exhibits thereto and all information incorporated by reference therein, to be sent to LAC Shareholders in connection with the Meeting, as may be amended, modified and/or supplemented from time to time in accordance with the Arrangement Agreement;

"Common Shares" means the common shares without par value of LAC as constituted immediately before the First LAC Share Exchange and as constituted immediately after the Second LAC Share Exchange, as the context requires;

"Court" means the Supreme Court of British Columbia and any applicable appellate court of competent jurisdiction;

"CRA" means the Canada Revenue Agency;

"Depositary" means such person as LAC may appoint to act as depositary in connection with the Arrangement;

"Dissent Rights" has the meaning set out in Section 3.1(a) of this Plan of Arrangement;

"Dissenting Shareholder" means a registered holder of Common Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Date, but only in respect of such Common Shares for which Dissent Rights are validly exercised and not withdrawn or deemed to have been withdrawn by such registered holder of Common Shares;

"Distribution Property" means (i) all of LAC's shares of 1339480 B.C. Ltd., (ii) LAC's receivable from 1339480 B.C. Ltd., (iii) all of LAC's shares of Green Technology Metals Limited; (iv) all of LAC's shares of Ascend Elements, Inc., (v) the portion of LAC's workforce in-place that will become directors, officers and employees of Spinco, (vi) the "Lithium Americas" business name, all intellectual property rights related thereto, and all associated stationery, logos, signage and domain names, (vii) the Offtake Agreement, (viii) the balance of the net proceeds of the Tranche 1 Subscription Price, and (ix) U.S.$75,000,000  of cash to establish sufficient working capital of Spinco (such amount subject to adjustment by the Board of Directors if the Effective Date is later than September 1, 2023);

"DRS Advice" means a direct registration statement (DRS) advice representing the applicable securities;

"Effective Date" means the date on which the Arrangement becomes effective, as set out in Section 1.1 of the Arrangement Agreement;

"Effective Time" means 12:01 a.m. on the Effective Date, or such other time as LAC and Spinco agree to in writing before the Effective Date;

"Final Order" means the final order of the Court to be made pursuant to section 291 of the BCBCA in form and substance acceptable to LAC, acting reasonably, approving the Arrangement, as such order may be varied, amended or supplemented by the Court with the consent of LAC, acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or varied, amended or supplemented on appeal;

"Final Proscription Date" has the meaning set out in Section 4.4 of this Plan of Arrangement;

"First LAC Share Exchange" means the exchange of Common Shares for LAC Class A Common Shares and LAC Preference Shares pursuant to Section 2.3(e) of this Plan of Arrangement;

"Governmental Authority" means any (a) international, multinational, federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority or representative of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, self-regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX and NYSE;

"Interim Order" means the interim order of the Court in respect of the Arrangement and providing for, among other things, the calling and holding of the Meeting, in form and substance acceptable to LAC, acting reasonably, as such order may be varied, amended or supplemented by the Court with the consent of LAC, acting reasonably;

"IRS" means the Internal Revenue Service;

"LAC" means Lithium Americas Corp., a BCBCA corporation, which is to be renamed "Lithium Americas (Argentina) Corp." pursuant to Section 2.3(l)(i) of this Plan of Arrangement, and includes its successors and permitted assigns (but excludes, for greater certainty, "Spinco").

"LAC Class A Common Shares" means the Class A voting common shares without par value of LAC having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

"LAC Equity Incentive Plan" means LAC's second amended and restated equity incentive plan dated May 15, 2023, as amended;

"LAC Preference Shares" means the preference shares without par value of LAC having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

"LAC Redemption Amount" means, for each LAC Preference Share, the product of the Butterfly Percentage and the aggregate fair market value of all of the Common Shares held by Participating Shareholders immediately before the First LAC Share Exchange, divided by the number of LAC Preference Shares, plus all declared but unpaid dividends thereon;

"LAC Redemption Note" means the demand, non-interest bearing promissory note having a principal amount and fair market value equal to the aggregate LAC Redemption Amount, issued by LAC to Spinco in payment of the consideration for the redemption of the LAC Preference Shares held by Spinco pursuant to Section 2.3(i) of this Plan of Arrangement;

"LAC Shareholders" means all Persons holding Common Shares, whether registered or beneficial (unless otherwise specified) at the applicable time and "LAC Shareholder" means any one of them;

"Lithium Argentina DSU" means a deferred share unit in respect of a Common Share issued by LAC on the exchange of an Old LAC DSU pursuant to Section 2.3(c)(i) of this Plan of Arrangement;

"Lithium Argentina PSU" means a restricted share right in respect of a Common Share issued by LAC on the exchange of an Old LAC PSU pursuant to Section 2.3(c)(ii) of this Plan of Arrangement;

"Lithium Argentina RSU" means a restricted share right in respect of a Common Share issued by LAC on the exchange of an Old LAC RSU pursuant to Section 2.3(c)(iii) of this Plan of Arrangement;

"Letter of Transmittal" means the letter of transmittal to be delivered by LAC to LAC Shareholders for use in connection with the Arrangement;

"Master Purchase Agreement" means the master purchase agreement between LAC and General Motors Holdings LLC dated January 30, 2023;

"Meeting" means the annual and special meeting of LAC Shareholders, including any adjournments or postponements thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider and to vote on the Arrangement Resolution and for any other purpose as may be set out in the Circular and consented to by LAC in accordance with the terms of the Arrangement Agreement;

"Notice of Articles" means the notice of articles of LAC, as such term is defined in the BCBCA;

"NYSE" means the New York Stock Exchange;

"Offtake Agreement" means the offtake agreement between LAC and General Motors Holdings LLC dated February 16, 2023;

"Old LAC DSU" means a deferred share unit in respect of a Common Share granted by LAC to a holder under the LAC Equity Incentive Plan that is issued and outstanding, whether or not vested, immediately before the Effective Time;

"Old LAC Equity Awards" means, collectively, the Old LAC DSUs, Old LAC PSUs and Old LAC RSUs;

"Old LAC PSU" means a performance based restricted share right in respect of a Common Share granted by LAC to a holder under the LAC Equity Incentive Plan that is issued and outstanding, whether or not vested, immediately before the Effective Time;

"Old LAC RSU" means a restricted share right in respect of a Common Share granted by LAC to a holder under the LAC Equity Incentive Plan that is issued and outstanding, whether or not vested, immediately before the Effective Time;

"Participating Shareholder" means a LAC Shareholder as at the Effective Time, other than a Dissenting Shareholder;

"Person" includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, company, corporation, trustee, executor, administrator, legal representative, government (including Governmental Authority) or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement under section 288 of the BCBCA, including all exhibits attached hereto, and any amendments, supplements or variations hereto made in accordance with the Arrangement Agreement, the terms hereof or at the direction of the Court in the Final Order (with the consent of LAC, acting reasonably);

"PUC" means "paid up capital" in respect of a class of shares of a corporation for purposes of the Tax Act;

"Second LAC Share Exchange" means the exchange of LAC Class A Common Shares for Common Shares pursuant to Section 2.3(j) of this Plan of Arrangement;

"Spinco" means 1397468 B.C. Ltd., a BCBCA corporation, which is to be renamed "Lithium Americas Corp." pursuant to Section 2.3(m)(i) of this Plan of Arrangement, and includes its successors and permitted assigns (but excludes, for greater certainty, "LAC");

"Spinco Common Shares" means the common shares without par value of Spinco as constituted immediately before the Effective Time;

"Spinco DSU" means a deferred share unit in respect of a Spinco Common Share issued by Spinco on the exchange of an Old LAC DSU pursuant to Section 2.3(c)(i) of this Plan of Arrangement;

"Spinco Equity Incentive Plan" means Spinco's equity incentive plan set out in Exhibit III to this Plan of Arrangement;

"Spinco Preference Shares" means the preference shares without par value of Spinco as constituted immediately before the Effective Time;

"Spinco PSU" means a restricted share right in respect of a Spinco Common Share issued by Spinco on the exchange of an Old LAC PSU pursuant to Section 2.3(c)(ii) of this Plan of Arrangement;

"Spinco Redemption Amount" means for each Spinco Preference Share, the net fair market value of the Distribution Property, divided by the number of Spinco Preference Shares, plus all declared but unpaid dividends thereon;

"Spinco Redemption Note" means the demand, non-interest bearing promissory note having a principal amount and fair market value equal to the aggregate Spinco Redemption Amount, issued by Spinco to LAC in payment of the consideration for the redemption of the Spinco Preference Shares held by LAC pursuant to Section 2.3(h) of this Plan of Arrangement;

"Spinco RSU" means a restricted share right in respect of a Spinco Common Share issued by Spinco on the exchange of an Old LAC RSU pursuant to Section 2.3(c)(iii) of this Plan of Arrangement;

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the board of directors thereof and will include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments;

"Tax Act" means the Income Tax Act (Canada);

"Taxes" means all income taxes, capital taxes, stamp taxes, charges to tax withholdings, sales and use taxes, value added taxes, goods and services taxes, and all penalties, interest and other payments thereon or in respect thereof, including a payment under the Tax Act, the U.S. Code, or any other federal, provincial, territorial, state, municipal, local or foreign tax law, in each case, as amended;

"Tax Rulings" means the advance income tax rulings and opinions from each of the CRA and the IRS, in the form requested in the applications made on behalf of LAC, as the same may be amended, modified and/or supplemented from time to time at the request of the CRA or the IRS, as applicable, or at the request of LAC, in each case, confirming the applicable Canadian and U.S. federal income tax consequences of the spin-off by LAC of the Distribution Property under the Arrangement and certain other transactions;

"Tranche 1 Subscription Price" has the meaning ascribed to such term in the Master Purchase Agreement;

"Transfer Agent" means the transfer agent(s) and/or registrar(s) for the Common Shares or the Spinco Common Shares, as applicable;

"TSX" means the Toronto Stock Exchange; and

"U.S. Code" means the United States Internal Revenue Code of 1986.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "Exhibit" followed by a number and/or a letter refer to the specified Article or Section of or Exhibit to this Plan of Arrangement. The terms "hereof", "herein" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section, Exhibit or other portion hereof.

1.3 Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, including the neuter gender, and (c) the words "include", "includes" and "including" will be deemed to be followed by the words "without limitation" and the words "the aggregate of", "the total of", "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of".

1.4 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars. In the event that any amounts are required to be converted from a foreign currency to Canadian dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of the Bank of Canada available before the relevant calculation date.

1.5 Date for Action and Computation of Time

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day. Unless otherwise specified, a period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.6 References to Days, Statutes, etc.

(a) In this Plan of Arrangement, references to days means calendar days, unless otherwise specified.

(b) In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any law, statute, regulation, direction, code or instrument is to that law, statute, regulation, direction, code or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a law, statute or code, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any agreement, contract or document are to that agreement, contract or document as amended, modified or supplemented from time to time in accordance with its terms.

1.7 Time

Time will be of the essence in every matter or action contemplated hereunder. All times expressed herein are to local Vancouver, British Columbia time, unless otherwise specified.

1.8 Exhibits

The following Exhibits are attached to this Plan of Arrangement and form an integral part hereof:

Exhibit I	-	Amendments to LAC Articles and Notice of Articles of Lithium Americas Corp.
Exhibit II	-	Amended and Restated LAC Equity Incentive Plan
Exhibit III	-	Spinco Equity Incentive Plan

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to, the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in section 288 of the BCBCA.

2.2 Binding Effect

At and after the Effective Time, this Plan of Arrangement and the Arrangement will, without any further authorization, act or formality on the part of any Person, become effective and be binding upon LAC, Spinco, the Transfer Agent, all LAC Shareholders, including Dissenting Shareholders, all holders of Old LAC Equity Awards, the Depositary and all other Persons.

2.3 Arrangement

On the Effective Date, except as otherwise stated in this Plan of Arrangement and except for filing elections under the Tax Act, each of the transactions and events set out below shall occur in the following sequence effective at one-minute intervals starting at the Effective Time, without any further authorization, act or formality by LAC, Spinco or any other Person:

(a) Dissenting Shareholders

Each Common Share held by a Dissenting Shareholder will be, and will be deemed to be, transferred to LAC by the holder thereof and will be cancelled, without any further authorization, act or formality, free and clear of all liens, claims and encumbrances, and LAC will be obliged to pay such Dissenting Shareholder an amount therefor as determined by an order of the Court in accordance with Article 3, and such Dissenting Shareholder will be deemed to be removed from the securities register of LAC as a holder of Common Shares and will cease to be the holder of such Common Shares or to have any rights as a LAC Shareholder other than the right to be paid the fair value for such Common Shares as set out in Article 3.

(b) LAC Equity Incentive Plan and Spinco Equity Incentive Plan

(i) The terms and conditions of the LAC Equity Incentive Plan will be amended and restated in the form and substance set out in Exhibit II to this Plan of Arrangement.

(ii) The Spinco Equity Incentive Plan will come into force and effect with the terms and conditions set out in Exhibit III to this Plan of Arrangement.

(c) Treatment of Old LAC Equity Awards

(i) Exchange of Old LAC DSUs for Spinco DSUs and Lithium Argentina DSUs

Holders of Old LAC DSUs will dispose of (i) the Butterfly Percentage of each Old LAC DSU to Spinco for one Spinco DSU, and (ii) the remaining portion of each Old LAC DSU to LAC for one Lithium Argentina DSU, subject to adjustment as follows.

It is intended that subsection 7(1.4) of the Tax Act apply to the exchange. Accordingly, the number of Lithium Argentina DSUs to be issued by LAC to a holder on the exchange will be reduced, if and to the extent necessary, such that the total of the fair market value of the Spinco DSUs and the fair market value of the Lithium Argentina DSUs receivable by the holder, as determined immediately after the exchange, does not exceed the fair market value of the Old LAC DSUs exchanged by such holder, as determined immediately before the exchange.

The Old LAC DSUs so exchanged will be cancelled.

(ii) Exchange of Old LAC PSUs for Spinco PSUs and Lithium Argentina PSUs

Holders of Old LAC PSUs will dispose of (i) the Butterfly Percentage of each Old LAC PSU to Spinco for one Spinco PSU, and (ii) the remaining portion of each Old LAC PSU to LAC for one Lithium Argentina PSU, subject to adjustment as follows.

It is intended that subsection 7(1.4) of the Tax Act apply to the exchange. Accordingly, the number of Lithium Argentina PSUs to be issued by LAC to a holder on the exchange will be reduced, if and to the extent necessary, such that the total of the fair market value of the Spinco PSUs and the fair market value of the Lithium Argentina PSUs receivable by the holder, as determined immediately after the exchange, does not exceed the fair market value of the Old LAC PSUs exchanged by such holder, as determined immediately before the exchange.

The Old LAC PSUs so exchanged will be cancelled.

(iii) Exchange of Old LAC RSUs for Spinco RSUs and Lithium Argentina RSUs

Holders of Old LAC RSUs will dispose of (i) the Butterfly Percentage of each Old LAC RSU to Spinco for one Spinco RSU, and (ii) the remaining portion of each Old LAC RSU to LAC for one Lithium Argentina RSU, subject to adjustment as follows.

It is intended that subsection 7(1.4) of the Tax Act apply to the exchange. Accordingly, the number of Lithium Argentina RSUs to be issued by LAC to a holder on the exchange will be reduced, if and to the extent necessary, such that the total of the fair market value of the Spinco RSUs and the fair market value of the Lithium Argentina RSUs receivable by the holder, as determined immediately after the exchange, does not exceed the fair market value of the Old LAC RSUs exchanged by such holder, as determined immediately before the exchange.

The Old LAC RSUs so exchanged will be cancelled.

(d) Reorganization of LAC Share Capital

The authorized share capital of LAC will be reorganized and its Articles and Notice of Articles will be altered to create and to authorize the issuance of an unlimited number of LAC Class A Common Shares and an unlimited number of LAC Preference Shares, each new class of shares, in addition to the LAC Common Shares it is authorized to issue immediately before such alteration, attaching the respective rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement.

(e) First LAC Share Exchange

Each Participating Shareholder will transfer each Common Share held by such Participating Shareholder to LAC in exchange for: (x) one LAC Class A Common Share; and (y) one LAC Preference Share. The aggregate amount added to the capital of the LAC Preference Shares will be equal to the amount of the product of the Butterfly Percentage and the PUC of the Common Shares (for greater certainty, excluding Common Shares held by Dissenting Shareholders) immediately before the Effective Time. The aggregate amount added to the capital of the LAC Class A Common Shares will be equal to the amount of the difference between the PUC of the exchanged Common Shares (excluding, for greater certainty, Common Shares held by Dissenting Shareholders) immediately before the Effective Time and the capital of the LAC Preference Shares. The Common Shares so exchanged will be cancelled.

(f) Spinco Share Exchange

Each Participating Shareholder will transfer each LAC Preference Share held by such Participating Shareholder to Spinco in exchange for one Spinco Common Share. The aggregate amount added to the capital of the Spinco Common Shares will be equal to the aggregate of the PUC of the transferred LAC Preference Shares.

(g) Distribution

LAC will transfer to Spinco all of the Distribution Property in consideration for Spinco's assumption of liabilities and obligations related to the Distribution Property (including LAC's liabilities and obligations related to the Offtake Agreement) and the issuance of 1,000,000 Spinco Preference Shares to LAC. The amount added to the capital of the Spinco Preference Shares will be equal to the difference between (a) the total of the aggregate of the agreed amounts and the fair market value of any Distribution Property other than eligible property as defined in subsection 85(1.1) of the Tax Act, and (b) the amount of any assumed liabilities.

(h) Spinco Redemption

Spinco will redeem for cancellation all of the Spinco Preference Shares held by LAC in consideration for the aggregate of the Spinco Redemption Amount. Spinco will issue the Spinco Redemption Note to LAC in payment of the aggregate of the Spinco Redemption Amount. All of the Spinco Preference Shares will be cancelled.

Spinco is deemed to designate under subsection 89(14) of the Tax Act the amount of any deemed dividend under subsection 84(3) of the Tax Act arising on the redemption as an eligible dividend.

(i) LAC Redemption

LAC will redeem for cancellation all of the LAC Preference Shares held by Spinco in consideration for the aggregate of the LAC Redemption Amount. LAC will issue the LAC Redemption Note to Spinco in payment of the aggregate of the LAC Redemption Amount. All of the LAC Preference Shares will be cancelled.

LAC is deemed to designate under subsection 89(14) of the Tax Act the amount of any deemed dividend under subsection 84(3) of the Tax Act arising on the redemption as an eligible dividend.

(j) Second LAC Share Exchange

Each Participating Shareholder will transfer each LAC Class A Common Share held by such Participating Shareholder to LAC in exchange for one Common Share. The aggregate amount added to the capital of the Common Shares will be equal to the PUC of the exchanged LAC Class A Common Shares. The LAC Class A Common Shares so exchanged will be cancelled.

(k) Set-Off

Pursuant to a settlement agreement between LAC and Spinco: (i) LAC will repay the LAC Redemption Note by transferring to Spinco its Spinco Redemption Note; (ii) Spinco will repay the Spinco Redemption Note by transferring to LAC its LAC Redemption Note; and (iii) each of the LAC Redemption Note and the Spinco Redemption Note will be cancelled.

(l) Name Change of LAC and Elimination of Certain Classes of Shares

The Articles and Notice of Articles of LAC will be altered to:

(i) change the name of LAC from "Lithium Americas Corp." to "Lithium Americas (Argentina) Corp"; and

(ii) eliminate the LAC Class A Common Shares and the LAC Preference Shares from the authorized share capital of LAC, such that, immediately following such alteration, LAC will be authorized to issue an unlimited number of Common Shares.

(m) Name Change of Spinco and Elimination of Certain Classes of Shares

The Articles and Notice of Articles of Spinco will be altered to:

(i) change the name of Spinco from "1397468 B.C. Ltd." to "Lithium Americas Corp."; and

(ii) eliminate the Spinco Preference Shares from the authorized share capital of Spinco, such that, immediately following such alteration, Spinco will be authorized to issue an unlimited number of Spinco Common Shares.

(n) Change in Directors

(i) the following directors of LAC will resign from the Board: Fabiana Chubbs, Kelvin Dushnisky, Jonathan Evans, Yuan Gao and Jinhee Magie;

(ii) the number of directors of LAC will be reduced to six (6) and the directors of LAC will be Diego Lopez Casanello, Robert Doyle, George Ireland, John Kanellitsas, Franco Mignacco, and Calum Morrison, such directors to hold office until the close of the next annual meeting of shareholders of LAC or until their successors are elected or appointed;

(iii) the number of directors of Spinco will be set at eight (8) and the directors of Spinco will be Michael Brown, Fabiana Chubbs, Kelvin Dushnisky, Jonathan Evans, Yuan Gao, Zach Kirkman, Jinhee Magie and Philip Montgomery, such directors to hold office until the close of the next annual meeting of shareholders of Spinco or until their successors are elected or appointed;

(iv) until the next annual meeting of shareholders of LAC, the directors of LAC will have the authority to appoint one or more additional directors on its Board who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of LAC or until their successors are elected or appointed, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of LAC, as contemplated by Section 2.3(n)(ii); and

(v) until the next annual meeting of shareholders of Spinco, the directors of Spinco will have the authority to appoint one or more additional directors on its board of directors who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of Spinco or until their successors are elected or appointed, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of Spinco, as contemplated by Section 2.3(n)(iii).

2.4 Registers of Security Holders

(a) Upon the deemed transfer of the Common Shares held by Dissenting Shareholders pursuant to Section 2.3(a), the name of each Dissenting Shareholder will be deemed to be removed from the register of holders of Common Shares.

(b) Upon the First LAC Share Exchange of the Common Shares pursuant to Section 2.3(e), the name of each registered Participating Shareholder will be deemed to be removed from the register of holders of Common Shares and will be deemed to be added to the registers of holders of LAC Class A Common Shares and LAC Preference Shares as the holder of the number of LAC Class A Common Shares and LAC Preference Shares, respectively, issued to such registered Participating Shareholder and will be deemed to be the registered owner thereof.

(c) Upon the transfer of the LAC Preference Shares pursuant to Section 2.3(f), (i) the name of each registered Participating Shareholder will be deemed to be removed from the register of holders of LAC Preference Shares and will be deemed to be added to the register of holders of Spinco Common Shares, and (ii) Spinco will be deemed to be recorded on the register of holders of LAC Preference Shares and will be deemed to be the legal and beneficial owner thereof.

(d) Upon the transfer of the Distribution Property pursuant to Section 2.3(g), LAC will be deemed to be added to the register of holders of Spinco Preference Shares, and will be deemed to be the legal and beneficial owner thereof.

(e) Upon the redemption of the Spinco Preference Shares pursuant to Section 2.3(h), LAC will be deemed to be removed from the register of holders of Spinco Preference Shares and appropriate entries will be made in the register of holders of Spinco Preference Shares to reflect the cancellation of such shares.

(f) Upon the redemption of the LAC Preference Shares pursuant to Section 2.3(i), Spinco will be deemed to be removed from the register of holders of LAC Preference Shares and appropriate entries will be made in the register of holders of LAC Preference Shares to reflect the cancellation of such shares.

(g) Upon the Second LAC Share Exchange of the LAC Class A Common Shares pursuant to Section 2.3(j), the name of each registered Participating Shareholder will be deemed to be removed from the register of holders of LAC Class A Common Shares and will be deemed to be added to the register of holders of Common Shares as the holder of the number of Common Shares issued to such registered Participating Shareholder and will be deemed to be the registered owner thereof.

2.5 Arrangement Effectiveness

The Arrangement will become finally and conclusively binding and effective as at the Effective Time.

2.6 Deemed Fully Paid and Non-Assessable Shares

All LAC Class A Common Shares, LAC Preference Shares, Spinco Common Shares, Spinco Preference Shares and Common Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

2.7 Supplementary Actions

Notwithstanding that the transaction and events set out in Section 2.3 hereof will occur, and shall be deemed to occur, in the order therein set out without any other authorization, act or formality, each of LAC and Spinco will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in Section 2.3 hereof, including any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any promissory notes and receipts therefor and any necessary additions to, or deletions from, share registers.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent

(a) Registered holders of Common Shares may exercise rights of dissent with respect to their Common Shares pursuant to and in the manner set forth in sections 237 to 247 of the BCBCA as modified by the Interim Order and this Article 3 ("Dissent Rights") in connection with the Arrangement; provided that, notwithstanding section 242(1)(a) of the BCBCA, the written notice setting forth such a registered holder's objection to the Arrangement Resolution referred to in section 242(1)(a) of the BCBCA must be received by LAC no later than 5:00 p.m. on the day that is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights in accordance with this Section 3.1 and who:

(i) are ultimately entitled to be paid fair value for their Common Shares, (A) will be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to LAC, free and clear of all liens, claims and encumbrances, as set out in Section 2.3(a), (B) will be deemed not to have participated in the transactions in respect of such Common Shares in Section 2.3 (other than Section 2.3(a)), (C) will be entitled to be paid the fair value of such Common Shares, which fair value, notwithstanding anything to the contrary contained in section 237 of the BCBCA, will be determined as of the close of business on the day before the Arrangement Resolution was adopted, and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(ii) are ultimately not entitled, for any reason, to be paid fair value for such Common Shares, will be deemed to have participated in the Arrangement as of and from the Effective Time on the same basis as a Participating Shareholder.

3.2 Recognition of Dissenting Shareholders

(a) In no circumstances will the parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of Common Shares in respect of which such Dissent Rights are purported to be exercised.

(b) From and after the Effective Time, neither LAC nor Spinco nor any other Person will be required to recognize a Dissenting Shareholder as a holder of Common Shares or as a holder of any securities of any of LAC or Spinco or any of their respective Subsidiaries and, subject to re-instatement pursuant to Section 3.1(a)(ii) above, at the Effective Time, the names of the Dissenting Shareholders will be deleted from the register of holders of Common Shares previously maintained or caused to be maintained by LAC in accordance with Section 2.4(a). In addition to any other restrictions in the Interim Order and under section 237 of the BCBCA, for greater certainty, none of the following Persons will be entitled to exercise Dissent Rights: (i) any holder of Old LAC Equity Awards; (ii) any Person who is not a registered holder of Common Shares; and (iii) any holder of LAC Class A Common Shares, Spinco Common Shares or Spinco Preference Shares.

3.3 Dissent Right Availability

A registered holder of Common Shares will not be entitled to exercise Dissent Rights with respect to Common Shares if such registered holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) in favour of the Arrangement Resolution.

3.4 Withholding Taxes

All payments made to a Dissenting Shareholder pursuant to this Article 3 will be subject to, and paid net of, all applicable withholding taxes pursuant to Section 4.3 of this Plan of Arrangement.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Entitlement to Share Certificates

(a) After the Effective Time and until surrendered for cancellation as contemplated under Section 4.1(d), each share certificate(s) and/or DRS Advice(s), as applicable, that immediately prior to the Effective Time represented one or more outstanding Common Shares (other than any Common Shares held by Dissenting Shareholders) will be deemed at all times to represent only such Participating Shareholder's right to receive in exchange therefor: (i) a certificate or a DRS Advice representing the Common Shares issued under the Second LAC Share Exchange, and (ii) a certificate or a DRS Advice representing the Spinco Common Shares, respectively, that such holder is entitled to receive in accordance with the provisions of Section 2.3.

(b) As soon as practicable following the Effective Date, LAC will issue and deliver, or cause its Transfer Agent to issue and deliver, to the Depositary in escrow certificates and/or DRS Advices representing sufficient Common Shares bearing the new name "Lithium Americas (Argentina) Corp." to satisfy the aggregate Common Shares issuable to LAC Shareholders (other than Dissenting Shareholders) pursuant to the Second LAC Share Exchange under the Arrangement and in accordance with this Plan of Arrangement, which Common Shares will be held by the Depositary as agent and nominee for such Participating Shareholders for distribution thereto in accordance with Section 4.1(d).

(c) As soon as practicable following the Effective Date, Spinco will issue and deliver, or cause its Transfer Agent to issue and deliver, to the Depositary in escrow certificates and/or DRS Advices representing sufficient Spinco Common Shares bearing the new name "Lithium Americas Corp." to satisfy the aggregate Spinco Common Shares issuable to LAC Shareholders (other than Dissenting Shareholders) under the Arrangement and in accordance with this Plan of Arrangement, which Spinco Common Shares will be held by the Depositary as agent and nominee for such Participating Shareholders for distribution thereto in accordance with Section 4.1(d).

(d) As soon as practicable after the surrender to the Depositary for cancellation of a certificate or a DRS Advice that immediately before the Effective Time represented one or more outstanding Common Shares (other than Common Shares held by Dissenting Shareholders), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder (other than Dissenting Shareholders) of such surrendered certificate or DRS Advice will be entitled to receive in exchange therefor: (i) a certificate or a DRS Advice representing the Common Shares issued under the Second LAC Share Exchange; and (ii) a certificate or a DRS Advice representing the Spinco Common Shares, respectively, that such holder is entitled to receive in accordance with the provisions of Section 2.3.

(e) Any Common Shares traded after the Effective Time will represent Common Shares as of the Effective Time and will not carry any rights to receive Spinco Common Shares.

(f) Recognizing that the LAC Class A Common Shares to be issued under the First LAC Share Exchange pursuant to Section 2.3(e) will be cancelled upon exchange thereof for Common Shares under the Second LAC Share Exchange pursuant to Section 2.3(j), LAC will not issue or deliver any share certificate(s), DRS Advice(s) or other instrument(s) representing LAC Class A Common Shares.

(g) No certificate(s), DRS Advice(s) or other instrument(s) will be issued or delivered to evidence the LAC Preference Shares issued to Participating Shareholders under Section 2.3(e) or the Spinco Preference Shares issued to LAC under Section 2.3(g).

4.2 Lost Certificates

If any certificate representing, immediately prior to the Effective Time, one or more outstanding Common Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and the giving by such Person of a bond and/or indemnity satisfactory to LAC, Spinco and the Depositary in such sum as LAC, Spinco and the Depositary may determine against any claim that may be made against LAC and Spinco with respect to the certificate alleged to have been lost, stolen or destroyed, the Depositary will make such distribution or delivery in respect of the Common Shares represented by such lost, stolen or destroyed certificate as determined in accordance with Section 4.1(a).

4.3 Distributions with respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Common Shares or Spinco Common Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate or DRS Advice that, immediately prior to the Effective Time, represented outstanding Common Shares, unless and until the holder (other than Dissenting Shareholders) of such certificate will have complied with the provisions of Section 4.1(d), and, if applicable, Section 4.2. Subject to Applicable Law and to Section 4.4 and Section 4.5, at the time of such compliance, there will, in addition to the delivery of the Common Shares and Spinco Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to Common Shares and/or Spinco Common Shares, as applicable.

4.4 Limitation and Proscription

If (a) any former LAC Shareholder has not complied with the provisions of Section 4.1 or Section 4.2, as applicable, or (b) any payment made by the Depositary pursuant to this Arrangement (including Section 4.3) has not been deposited or has been returned to the Depositary or otherwise remains unclaimed, in each case, on or before the date that is three (3) years after the Effective Date (the "Final Proscription Date"), then, on such Final Proscription Date: (i) such former LAC Shareholder will be deemed to have donated and forfeited to LAC or its successors, all such Common Shares held by the Depositary in trust for such former holder to which such former holder was entitled under the Arrangement; (ii) such former LAC Shareholder will be deemed to have donated and forfeited to Spinco or its successors, all such Spinco Common Shares held by the Depositary in trust for such former holder to which such former holder was entitled under the Arrangement; (iii) the Common Shares and Spinco Common Shares that such former LAC Shareholder was entitled to receive under Section 4.1(a) will be automatically cancelled without any repayment of capital in respect thereof and the interest of such former LAC Shareholder in such shares will be terminated; (iv) the certificate(s), DRS Advice(s) or other documentation or instrument(s) representing such Common Shares and Spinco Common Shares will be delivered by the Depositary to LAC (in the case of the Common Shares) and to Spinco (in the case of the Spinco Common Shares) for cancellation; (v) all certificate(s), DRS Advice(s) or other documentation or instrument(s) representing Common Shares formerly held by such former holder immediately prior to the Effective Time will cease to represent any claim or interest of any nature whatsoever and will be deemed to have been surrendered to LAC and will be cancelled; and (vi) any payment made and any other right or claim to payment hereunder (including under Section 4.3) that remains outstanding will cease to represent any claim or interest of any nature whatsoever and will be deemed to have been surrendered to LAC (in the case of payments relating to the Common Shares) and to Spinco (in the case of payments relating to the Spinco Common Shares). None of the parties, or any of their respective successors, will be liable to any Person in respect of any Common Shares, Spinco Common Shares or any payment which is forfeited to LAC or Spinco or terminated pursuant to this Section 4.4 or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

4.5 Withholding Rights

Each of LAC and Spinco (and the Depositary and their Transfer Agents on their behalf) will be entitled to deduct and withhold (or cause to be deducted or withheld) from any amounts payable under this Plan of Arrangement to any Person, including LAC Shareholders exercising Dissent Rights, such Taxes or other amounts as each of LAC and Spinco is required or permitted to deduct and withhold with respect to such payment. To the extent that Taxes or other amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Person, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

4.6 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any liens, claims or encumbrances of third parties of any kind, except for claims of the transferring or exchanging securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a) This Plan of Arrangement may at any time and from time to time whether before or after the Interim Order or the Final Order, but not later than the Effective Date, be amended, modified and/or supplemented unilaterally by LAC, provided that each such amendment, modification or supplement is contained in a written document which is filed with the Court and, if made following the Meeting, is approved by the Court and communicated to Shareholders if and as required by the Court.

(b) Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by LAC at any time prior to or at the Meeting with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification and/or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting will be effective only if it is consented to by LAC and, if required by the Court, is consented to by some or all of the LAC Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by LAC, provided that it concerns a matter which, in the reasonable opinion of LAC, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Common Shares.

(e) Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, LAC will be entitled at any time and from time to time prior to or following the Meeting to amend, modify and/or supplement any term of this Plan of Arrangement to give effect to any pre-Arrangement reorganization implemented in accordance with the terms of the Arrangement Agreement or to any amendments, modifications and/or supplements required pursuant to the Tax Rulings, in each case, without any prior notice or communication or approval of the Court or the LAC Shareholders, provided such modifications are not adverse to the financial or economic interests of the LAC Shareholders.

ARTICLE 6
FURTHER ASSURANCES

6.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and will be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

6.2 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement will take precedence and priority over all Common Shares and Old LAC Equity Awards outstanding prior to the Effective Time, (b) the rights and obligations of the LAC Shareholders, holders of the Old LAC Equity Awards, LAC, Spinco, the Depositary, the Transfer Agent and any other registrar or transfer agent or other depositary therefor in relation thereto, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares or Old LAC Equity Awards will be deemed to have been settled, compromised, released and determined without liability except as set out in this Plan of Arrangement.

ARTICLE 7
TERMINATION

7.1 Termination

Notwithstanding any prior approvals by the Court or by LAC Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Date, without further approval of the Court or the LAC Shareholders. Upon termination of this Plan of Arrangement, no party will have any liability or further obligation to any other party or Person hereunder other than as set out in the Arrangement Agreement.

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EXHIBIT I

Amendments to LAC Articles and Notice of Articles of Lithium Americas Corp.

The Articles and Notice of Articles of Lithium Americas Corp. (including its successors, the "Company") are amended as follows in accordance with the provisions of the plan of arrangement involving the Company, its shareholders and 1397468 B.C. Ltd. under section 288 of the Business Corporation Act (British Columbia) (the "Plan of Arrangement"):

(a) to alter the authorized share structure of the Company by creating a class of Class A Voting Common Shares Without Par Value (referred to as the "LAC Class A Common Shares" in the Plan of Arrangement) and a class of Preference Shares Without Par Value (referred to as the "LAC Preference Shares" in the Plan of Arrangement);

(b) to provide that there be no maximum number of Class A Voting Common Shares Without Par Value or Preference Shares Without Par Value that the Company is authorized to issue, respectively;

(c) to alter the Articles of the Company by attaching to the Common Shares Without Par Value (referred to as the "Common Shares" in the Plan of Arrangement), the Class A Voting Common Shares Without Par Value, and the Preference Shares Without Par Value the respective special rights and restrictions set out in paragraph (f) below;

(d) to alter the Notice of Articles of the Company to give effect to the foregoing;

(e) to delete Article 2.1 of the Articles of the Company in its entirety and replace it with the following Article 2.1 to give effect to the foregoing:

"2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series described in the Notice of Articles of the Company, such shares having the respective special rights, privileges, restrictions and conditions attaching thereto as set out in Articles 27, 28 and 29 of these Articles."

(f) to add to the Articles of the Company, immediately following Article 26 of the Articles of the Company, the following Articles 27, 28 and 29:

"27. SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO COMMON SHARES WITHOUT PAR VALUE

27.1 Common Share Without Par Value Special Rights and Restrictions

The Common Shares Without Par Value (the "Common Shares") have attached to them the special rights and restrictions set out in this Article 27.

27.2 Payment of Dividends

The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors of the Company may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to the holders of the Common Shares, the board of directors of the Company may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Company.

27.3 Participation upon Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, no amount will be paid and no property or assets of the Company will be distributed to the holders of the Common Shares unless the holders of the Preference Shares (as hereinafter defined) have received from the property and assets of the Company the amount to which they are entitled pursuant to these Articles and thereafter the holders of the Common Shares will be entitled to all remaining property and assets of the Company pari passu on a share for share basis with the holders of the Class A Common Shares (as hereinafter defined).

27.4 Voting Rights

The holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings, except for meetings at which or for matters with respect to which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

28. SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO CLASS A VOTING COMMON SHARES WITHOUT PAR VALUE

28.1 Class A Voting Common Share Without Par Value Special Rights and Restrictions

The Class A Voting Common Shares Without Par Value (the "Class A Common Shares") have attached to them the special rights and restrictions set out in this Article 28.

28.2 Payment of Dividends

The holders of the Class A Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors of the Company may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to the holders of the Class A Common Shares, the board of directors of the Company may in its sole discretion declare dividends on the Class A Common Shares to the exclusion of any other class of shares of the Company.

28.3 Participation upon Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, no amount will be paid and no property or assets of the Company will be distributed to the holders of the Class A Common Shares unless the holders of the Preference Shares have received from the property and assets of the Company the amount to which they are entitled pursuant to these Articles and thereafter the holders of the Class A Common Shares will be entitled to all remaining property and assets of the Company pari passu on a share for share basis with the holders of the Common Shares.

28.4 Voting Rights

The holders of the Class A Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Company and to two votes in respect of each Class A Common Share held at all such meetings, except for meetings at which or for matters with respect to which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

29. SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE PREFERENCE SHARES WITHOUT PAR VALUE

29.1 Preference Share Without Par Value Special Rights and Restrictions

The Preference Shares Without Par Value (the "Preference Shares") have attached to them the special rights and restrictions set out in this Article 29.

29.2 Non-Cumulative Dividends

The holders of the Preference Shares will be entitled to receive non-cumulative dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors of the Company may from time to time determine. The board of directors of the Company may in its sole discretion declare non-cumulative dividends on the Preference Shares to the exclusion of any other class of shares of the Company.

29.3 Redemption by Company

Subject to the provisions of the Business Corporations Act, the Company may redeem at any time the whole or from time to time any part of the then outstanding Preference Shares on payment of an amount for each share to be redeemed equal to the Redemption Price (as hereinafter defined), plus all declared and unpaid dividends thereon, the whole constituting and being herein referred to as the "Redemption Amount". The Redemption Amount will be paid in cash money or, at the discretion of the Company, by the issuance of one or more promissory notes.

29.4 Redemption at Option of Holder

A holder of Preference Shares will be entitled to require the Company to redeem, subject to the requirements of the Business Corporations Act, at any time the whole or from time to time any part of the Preference Shares then held by such holder by delivering an irrevocable request in writing specifying that the holder desires to have all or any part of the Preference Shares registered in such holder's name redeemed by the Company, together with the share certificate or certificates, if any, representing the Preference Shares which the registered holder desires to have the Company redeem. Upon receipt of such a request together with the share certificate or certificates representing the Preference Shares, if the Preference Shares which the holder desires to have the Company redeem are certificated, the Company will redeem such Preference Shares by paying to such holder the Redemption Amount for each such Preferred Share being redeemed. The Preference Shares will be redeemed and the holder of such shares will cease to be entitled to dividends and will not be entitled to exercise any of the rights of a holder of Preference Shares in respect thereof unless payment of the Redemption Amount is not made on the date specified for redemption, in which event the rights of the holder of the said Preference Shares will remain unaffected.

29.5 Redemption Price

In this Article 29, the term "Redemption Price" in respect of each Preference Share means an amount equal to: (i) the product of the aggregate fair market value of all of the Common Shares issued and outstanding immediately before the exchange of such shares pursuant to section 2.3(e) of the Plan of Arrangement (the "Plan of Arrangement") involving the Company, its shareholders and Spinco (as defined in the Plan of Arrangement) and the Butterfly Percentage (as defined in the Plan of Arrangement), divided by (ii) the number of Preference Shares issued and outstanding, plus all declared but unpaid dividends therefrom.

For purposes of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Preference Share will be the amount specified by an officer or director of the Company in a certificate that is made (i) effective concurrently with the issuance of such Preference Share and (ii) pursuant to a resolution of the board of directors of the Company authorizing the issuance of such Preference Share, such amount to be expressed as a dollar amount (and not as a formula) that is not higher than the net fair market value of the consideration for which such Preference Share is issued.

29.6 Cancellation

Any Preference Shares that are redeemed by the Company pursuant to any of the provisions of these Articles will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment by the Company to or to the benefit of the holder thereof of the Redemption Amount.

29.7 Participation upon Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Company or other distribution of property or assets of the Company among its shareholders for the purpose of winding up its affairs, each holder of a Preference Share will be entitled in respect of each such share to receive from the property and assets of the Company an amount equal to the Redemption Amount in respect of that share before any amount will be paid or any property or asset of the Company distributed to the holders of the Common Shares and the Class A Common Shares, following which payment the holders of the Preference Shares will not be entitled to share any further in the distribution of the property or assets of the Company.

29.8 Voting Rights

The holders of the Preference Shares will not be entitled to receive notice of or to attend or vote at any meetings of the shareholders of the Company and will not have any voting rights, except as required by applicable law.

29.9 No Dilution

For so long as any Preference Shares are outstanding, the Company will not (i) declare or pay any dividend on the Class A Common Shares, (ii) redeem or purchase for cancellation or otherwise any of the Class A Common Shares, (iii) declare or pay any dividend on the Common Shares, or (iv) redeem or purchase for cancellation or otherwise any of the Common shares."

EXHIBIT II

LITHIUM AMERICAS CORP.

SECOND AMENDED AND RESTATED EQUITY INCENTIVE PLAN

(as amended by the Board on May 15, 2023)

PART 1
PURPOSE

1.1 Purpose

The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2 Available Awards

Awards that may be granted under this Plan include:

(a) Options;

(b) Deferred Share Units; and

(c) Restricted Share Rights (time based or in the form of Performance Share Units).

PART 2
INTERPRETATION

2.1 Definitions

(a) "Affiliate" has the meaning set forth in the BCA.

(b) "Arrangement Deferred Share Units" means Deferred Share Units issued as part of the Plan of Arrangement in partial exchange for Outstanding Deferred Share Units.

(c) "Arrangement Departing Participant" has such meaning ascribed thereto in Section 9.2 of this Plan.

(d) "Arrangement Effective Date" means the Effective Date as such term is defined in the Plan of Arrangement.

(e) "Arrangement Effective Time" means the Effective Time as such term is defined in the Plan of Arrangement.

(f) "Arrangement Restricted Share Rights" means Restricted Share Rights issued as part of the Plan of Arrangement in partial exchange for Outstanding Restricted Share Rights.

(g) "Award" means any right granted under this Plan, including Options, Restricted Share Rights and Deferred Share Units.

(h) "BCA" means the Business Corporations Act (British Columbia).

(i) "Blackout Period" means a period in which the trading of Shares or other securities of the Company is restricted under the Company's Corporate Disclosure, Confidentiality and Securities Trading Policy, or under any similar policy of the Company then in effect.

(j) "Board" means the board of directors of the Company.

(k) "Cashless Surrender Right" has the meaning set forth in Section 3.5 of this Plan.

(l) "CEO" means the Chief Executive Officer of the Company.

(m) "Change of Control" means, for greater certainty except for any transaction under the Plan of Arrangement, the occurrence and completion of any one or more of the following events:

(A) the Company shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);

(B) the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (i) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Company), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (i) or 50% of the consolidated operating income or cash flow in the case of clause (ii), as the case may be;

(C) the Company is to be dissolved and liquidated;

(D) any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Company's outstanding voting securities; or

(E) as a result of or in connection with: (i) the contested election of directors, or; (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity in office immediately preceding such election or appointment, the nominees named in the most recent management information circular of the Company for election to the Board shall not constitute a majority of the Board (unless in the case of (ii) such election or appointment is approved by 50% or more of the Board prior to the completion of such transaction).

For the purposes of the foregoing, "voting securities" means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(n) "Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.

(o) "Committee" has the meaning attributed thereto in Section 8.1.

(p) "Company" means Lithium Americas Corp. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement, if applicable), a company existing under the BCA and its successors.

(q) "Deferred Payment Date" for a Participant means the date after the Restricted Period which is the earlier of (i) the date which the Participant has elected to defer receipt of Shares underlying the Restricted Share Rights in accordance with Section 4.4 of this Plan; and (ii) the Participant's Separation Date.

(r) "Deferred Share Unit" means the agreement by the Company to pay, and the right of the Participant to receive, a Deferred Share Unit Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Company and administered pursuant to this Plan.

(s) "Deferred Share Unit Grant Letter" has the meaning ascribed thereto in Section 5.2 of this Plan.

(t) "Deferred Share Unit Payment" means, subject to any adjustment in accordance with Section 5.5 of this Plan, the issuance to a Participant of one previously unissued Share for each whole Deferred Share Unit credited to such Participant.

(u) "Delegated Options" has the meaning ascribed thereto in Section 3.3 of this Plan.

(v) "Designated Affiliate" means affiliates of the Company designated by the Committee from time to time for purposes of this Plan.

(w) "Director Retirement" in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(x) "Director Separation Date" means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the Income Tax Act (Canada).

(y) "Director Termination" means the removal of, resignation or failure to re-elect the Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).

(z) "Eligible Directors" means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan.

(aa) "Eligible Employees" means employees (including employees who are officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.

(bb) "Fair Market Value" means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on the New York Stock Exchange (or the Toronto Stock Exchange if the Company is not then listed on the New York Stock Exchange) for the five (5) days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on the New York Stock Exchange or the Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

(cc) "Form S-8" means the Form S-8 registration statement promulgated under the U.S. Securities Act.

(dd) "Good Reason" in respect of an employee or officer of the Company or any of its Affiliates, means a material adverse change imposed by the Company or an Affiliate (as the case may be), without the consent of such employee or officer, as applicable, in position, responsibilities, salary, benefits, perquisites, as they exist immediately prior to the Change of Control, or a material diminution of title imposed by the Company or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control, and includes other events defined as "Good Reason" under any employment agreement of such employee or officer with the Company or its Affiliate.

(ee) "Insider" has the meaning set out in the TSX Company Manual.

(ff) "Option" means an option to purchase Shares granted under the terms of this Plan.

(gg) "Option Period" means the period during which an Option is outstanding.

(hh) "Option Shares" has the meaning set forth in Section 3.5 of this Plan.

(ii) "Optionee" means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of this Plan.

(jj) "Outstanding Deferred Share Units" means Deferred Share Units outstanding immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Deferred Share Units and cancelled.

(kk) "Outstanding Restricted Share Rights" means Restricted Share Rights outstanding immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Restricted Share Rights and cancelled.

(ll) "Participant" means an Eligible Employee or Eligible Director who participates in this Plan.

(mm) "Performance Share Units" means Restricted Share Rights that are subject to performance conditions and/or multipliers and designated as such in accordance with Section 4.1 of this Plan.

(nn) "Plan" means this second amended and restated equity incentive plan, as it may be further amended and restated from time to time.

(oo) "Plan of Arrangement" means the plan of arrangement proposed under section 288 of the BCA which has become effective in accordance with the terms of an amended and restated arrangement agreement between the Company and Spinco dated June 14, 2023.

(pp) "Restricted Period" means any period of time that a Restricted Share Right is not vested and the Participant holding such Restricted Share Right remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(qq) "Restricted Share Right" or "Restricted Share Units" has such meaning as ascribed to such term at Section 4.1 of this Plan.

(rr) "Restricted Share Right Grant Letter" has the meaning ascribed to such term in Section 4.2 of this Plan.

(ss) "Retirement" in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(tt) "Separation Date" means the date that a Participant ceases to be an Eligible Director or Eligible Employee.

(uu) "Service Provider" means any person or company engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more and that complies with the definition of "consultant" or "advisor" as set forth in Form S-8.

(vv) "Shares" means the common shares of the Company.

(ww) "Specified Employee" means a U.S. Taxpayer who meets the definition of "specified employee", as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.

(xx) "Spinco" means, prior to the completion of the Plan of Arrangement, 1397468 B.C. Ltd. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement), a corporation incorporated under the BCA and its successors.

(yy) "Spinco Designated Affiliate" means affiliates of Spinco designated by the board of directors of Spinco or the committee of the board of directors of Spinco authorized to administer the Spinco Equity Incentive Plan in accordance with its terms.

(zz) "Spinco Equity Incentive Plan" has the meaning ascribed thereto in the Plan of Arrangement.

(aaa) "Spinco Service Provider" has such meaning as ascribed to such term at Section 9.2(c) of this Plan.

(bbb) "Termination" means the termination of the employment (or consulting services) of an Eligible Employee with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.

(ccc) "Triggering Event" means (i) in the case of a director of the Company, the Director Termination of such director; (ii) in the case of an employee of the Company or any of its Affiliates, the termination of the employment of the employee without cause, as the context requires by the Company or the Affiliate or in the case of an officer of the Company or any of its Affiliates, the removal of or failure to re-elect or re-appoint the individual without cause as an officer of the Company or an Affiliate thereof; (iii) in the case of an employee or an officer of the Company or any of its Affiliates, his or her resignation following the occurrence of a Good Reason; (iv) in the case of a Service Provider, the termination of the services of the Service Provider by the Company or any of its Affiliates.

(ddd) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

(eee) "US Taxpayer" means a Participant who is a US citizen, US permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986.

2.2 Interpretation

(a) This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board or Committee.

(c) As used herein, the terms "Part" or "Section" mean and refer to the specified Part or Section of this Plan, respectively.

(d) Where the word "including" or "includes" is used in this Plan, it means "including (or includes) without limitation".

(e) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f) Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3
STOCK OPTIONS

3.1 Participation

The Company may from time-to-time grant Options to Participants pursuant to this Plan.

3.2 Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value of the Share on the date of grant.

3.3 Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The Board may also, by way of Board resolution, delegate to the CEO the authority to grant any of a designated number of Options (such number to be specified by the Board in the aforementioned resolution) to Eligible Employees, other than Eligible Employees who are officers or directors of the Company (such Options, the "Delegated Options").  The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board; or (iii) in respect of Delegated Options, the date such grant is made by the CEO. Notwithstanding the foregoing, the Board may authorize the grant of Options at any time with such grant to be effective at a later date and the corresponding determination of the exercise price to be done at such date to accommodate any Blackout Period or such other circumstances where such delayed grant is deemed appropriate, and the date of grant of such Options shall then be the effective date of the grant.

Each Option granted to a Participant shall be evidenced by a stock option grant letter or agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO (and in all cases which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 7.8 of this Plan, and the approval of any material changes by the Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

3.4 Terms of Options

The Option Period shall be five (5) years from the date such Option is granted, or such greater or lesser duration as the Board, on the recommendation of the Committee, or in the case of Delegated Options, the CEO, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period or within ten (10) business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth (10th) business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a) at any time during the first six (6) months of the Option Period, the Optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and

(b) at any time during each additional six (6) month period of the Option Period the Optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a) in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or

(b) in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, or, in respect of the Delegated Options, by the CEO, and which in any case incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

3.5 Cashless Surrender Right

Participants have the right (the "Cashless Surrender Right"), in lieu of the right to exercise an Option, to surrender such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Cashless Surrender Right, and, in lieu of receiving the full number of Shares (the "Option Shares") to which such surrendered Option (or portion thereof) relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a) subtracting the applicable Option exercise price per Share from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right and multiplying the remainder by the number of Option Shares; and

(b) dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right.

If a Participant exercises a Cashless Surrender Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

3.6 Effect of Termination of Employment or Death

If an Optionee:

(a) dies while employed by a Service Provider to, or while a director of, the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and

(b) ceases to be employed by a Service Provider to, or act as a director of, the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be employed by, a Service Provider to, or act as a director of, the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.7 Effect of Change of Control

If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E), all outstanding Options shall vest immediately and become exercisable on the date of such Triggering Event.

In the event of a Change of Control pursuant to the provisions of Section 2.1(m)(C), all Options outstanding shall immediately vest and become exercisable on the date of such Change of Control.

The provisions of this Section 3.7 shall be subject to the terms of any employment agreement between the Participant and the Company.

3.8 Effect of Amalgamation or Merger

Subject to Section 3.7, if the Company amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.

PART 4
RESTRICTED SHARE RIGHTS AND PERFORMANCE SHARE UNITS

4.1 Participants

The Board has the right to grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares ("Restricted Share Rights" or "Restricted Share Units") as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine. Restricted Share Rights may be granted subject to performance conditions and/or performance multipliers, in which case such Restricted Share Rights may be designated as "Performance Share Units".

4.2 Restricted Share Right Grant Letter

Each grant of a Restricted Share Right under this Plan shall be evidenced by a grant letter or agreement (a "Restricted Share Right Grant Letter") issued to the Participant by the Company. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under this Plan need not be identical.

4.3 Restricted Period

Concurrent with the determination to grant Restricted Share Rights to a Participant, the Board, on the recommendation of the Committee, shall determine the Restricted Period and vesting requirements applicable to such Restricted Share Rights. Vesting of a Restricted Share Right shall be determined at the sole discretion of the Board at the time of grant and shall be specified in the Restricted Share Right Grant Letter. Vesting requirements may be based upon the continued employment or other service of a Participant, and/or to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Rights to entitle the holder thereof to receive the underlying Shares (and the number of underlying Shares that may be received may be subject to performance multipliers). Upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), a Restricted Share Right shall be automatically settled, and without the payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the underlying Shares shall be issued to the holder of such Restricted Share Rights, which Restricted Share Rights shall then be cancelled.

4.4 Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada), or who are residents of Argentina, and not, in either case, a US Taxpayer, may elect to defer to receive all or any part of the Shares underlying Restricted Share Rights until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.5 Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must, in respect of each such Deferred Payment Date, give the Company written notice of the Deferred Payment Date(s) not later than thirty (30) days prior to the expiration of the applicable Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.  For the avoidance of doubt, the foregoing shall not prevent a Participant from electing an additional Deferred Payment Date, provided, however that notice of such election is given by the Participant to the Company not later than thirty (30) days prior to the expiration of the subject Restricted Period.

4.6 Retirement or Termination during Restricted Period

Subject to the terms of any employment agreement or Award agreement between the Company and the Participant, in the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the Restricted Share Rights, including  to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence or allow the Restricted Share Rights to continue in accordance with their original Restricted Periods.

4.7 Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Rights then held by the Participant.

4.8 Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares represented by Restricted Share Rights held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.

4.9 Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Rights. The number of such additional Restricted Share Rights, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Rights (including Restricted Share Rights in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant's account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Restricted Share Right, the fraction shall be disregarded. Any additional Restricted Share Rights awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Restricted Share Rights to which they relate.

4.10 Change of Control

If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E), all outstanding Restricted Share Right Rights shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

In the event of a Change of Control pursuant to the provisions of  Section 2.1(m)(C), all Restricted Shares Rights outstanding shall immediately vest and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

Notwithstanding any provision of this Plan, in the event of a Change of Control, all Arrangement Restricted Share Rights outstanding held by Arrangement Departing Participants shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

The provisions of this Section 4.10 shall be subject to the terms of any employment agreement between the Participant and the Company.

4.11 Settlement Basis for Performance Share Units

In respect of Performance Share Units that are accelerated as a result of a Change of Control or the total disability or death of a Participant, unless the Board determines otherwise and subject to any employment agreement or Award agreement between the Company and the Participant, (i) in respect of any performance measurement periods that are completed on or prior to the Change of Control, total disability or death of a Participant, the proportion of Performance Share Units equivalent to the performance measurement periods completed shall be settled by applying a performance multiplier calculated based on the actual performance in respect to such completed periods, and (ii) in respect of any performance measurement periods that are not completed on or prior to the Change of Control, total disability or death of a Participant, the equivalent proportion of Performance Share Units in respect to such periods shall be settled by applying a performance multiplier of one Share for each Performance Share Unit.

PART 5
DEFERRED SHARE UNITS

5.1 Deferred Share Unit Grants

The Board may from time to time determine to grant Deferred Share Units to one or more Eligible Directors in a lump sum amount or on regular intervals, based on such formulas or criteria as the Board may from time to time determine. Deferred Share Units will be credited to the Eligible Director's account when designated by the Board.

5.2 Deferred Share Unit Grant Letter

Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter or agreement (a "Deferred Share Unit Grant Letter") issued to the Eligible Director by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of Deferred Share Unit Grant Letters issued under this Plan need not be identical.

5.3 Redemption of Deferred Share Units and Issuance of Deferred Shares

The Deferred Share Units held by each Eligible Director who is not a US Taxpayer shall be redeemed automatically and with no further action by the Eligible Director on the 20th business day following the Separation Date for that Eligible Director. For US Taxpayers, Deferred Share Units held by an Eligible Director who is a Specified Employee will be automatically redeemed with no further action by the Eligible Director on the date that is six (6) months following the Separation Date for the Eligible Director, or if earlier, upon such Eligible Director's death. Upon redemption, the former Eligible Director shall be entitled to receive and the Company shall issue, subject to the limitations set forth in Section 7.1 of this Plan, the number of Shares issued from treasury equal to the number of Deferred Share Units in the Eligible Director's account, subject to any applicable deductions and withholdings. In the event a Separation Date occurs during a year and Deferred Share Units have been granted to such Eligible Director for that entire year, the Eligible Director will only be entitled to a pro-rated Deferred Share Unit Payment in respect of such Deferred Share Units based on the number of days that he or she was an Eligible Director in such year.

No amount will be paid to, or in respect of, an Eligible Director under this Plan or pursuant to any other arrangement, and no other additional Deferred Share Units will be granted to compensate for a downward fluctuation in the value of the Shares of the Company nor will any other benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

5.4 Death of Participant

In the event of the death of an Eligible Director, the Deferred Share Units shall be redeemed automatically and with no further action on the 20th business day following the death of an Eligible Director.

5.5 Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, an Eligible Director may be credited with additional Deferred Share Units. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Eligible Director if the Deferred Share Units in the Eligible Director's account on the dividend record date had been outstanding Shares (and the Eligible Director held no other Shares), by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Deferred Share Unit, the fraction shall be disregarded. Any additional Deferred Share Units awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Deferred Share Units to which they relate.

PART 6
WITHHOLDING TAXES

6.1 Withholding Taxes

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.

PART 7
GENERAL

7.1 Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time) shall not exceed 14,400,737 Shares, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable),

(a) to Insiders shall not exceed 10% of the Company's outstanding issue from time-to-time;

(b) to Insiders within any one-year period shall not exceed 10% of the Company's outstanding issue from time to time; and

(c) to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

The aggregate number of Options that may be granted under this Plan to any one non-employee director of the Company within any one-year period shall not exceed a maximum value of C$100,000 worth of securities, and together with any Restricted Share Rights and Deferred Share Units granted under this Plan and any securities granted under all other securities-based compensation arrangements, such aggregate value shall not exceed C$150,000 in any on-year period. The calculation of this limitation shall not include however: (i) the initial securities granted under securities-based compensation arrangements to a person who was not previously a director of the Company, upon such person becoming or agreeing to become a director of the Company (however, the aggregate number of securities granted under all securities-based compensation arrangements in this initial grant to any one non-employee director shall not exceed the foregoing maximum values of securities); (ii) the securities granted under securities-based compensation arrangements to a director of the Company who was also an officer of the Company at the time of grant but who subsequently became a non-employee director; and (iii) any securities granted to a non-employee director that is granted in lieu of any director cash fee provided the value of the security awarded has the same value as the cash fee given up in exchange for such security. For greater clarity, in this Plan, securities-based compensation arrangements include securities issued under this Plan and any other compensation arrangements implemented by the Company including stock options, other stock option plans, employee stock purchase plans, stock appreciation right plans, deferred share unit plans, performance share unit plans, restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury, but excludes any compensation arrangement that does not involve the issuance of Shares from treasury and any other compensation arrangements assumed or inherited by the Company in connection with the acquisition of another entity.

For the purposes of this Section 7.1, "outstanding issue" means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

For greater clarity, the issuance of Arrangement Restricted Share Rights and Arrangement Deferred Share Units shall not be treated as a new grant of Restricted Share Rights and Deferred Share Units, respectively.

7.2 Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Toronto Stock Exchange.

7.3 Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

7.4 Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable except by will or by the laws of descent and distribution.

7.5 Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant's employment at any time. Participation in this Plan by a Participant is voluntary.

7.6 Record Keeping

The Company shall maintain a register in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c) such other information as the Board may determine.

7.7 Necessary Approvals

This second amended and restated equity incentive plan of the Corporation continues to be in effect. The amendments adopted by the Board on May 15, 2023 shall become effective on  such date, except for Part 9 which shall become effective on the Arrangement Effective Date as contemplated in the Plan of Arrangement, subject in all cases to the approval of (a) the Toronto Stock Exchange and (b) the New York Stock Exchange.

7.8 Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the Cashless Surrender Right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a) such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b) no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c) the expiry date of an Option Period in respect of an Option shall not be more than ten (10) years from the date of grant of an Option except as expressly provided in Section 3.4;

(d) the Directors shall obtain shareholder approval of:

(i) any amendment to the number of Shares specified in Section 7.1;

(ii) any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders, or remove participation limits on non-employee directors or increase the amounts of participation limits on non-employee directors;

(iii) any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 7.3 or permits the cancellation and re-issuance of Options;

(iv) any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in Section 3.4;

(v) any amendment to permit Options to be transferred other than for normal estate settlement purposes; or

(vi) any amendment to reduce the range of amendments requiring shareholder approval contemplated in this Section.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

7.9 No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

7.10 Section 409A

It is intended that any payments under the Plan to US Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.

7.11 Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

All Awards and securities which may be acquired pursuant to the exercise of the Awards to be issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption or exclusion from such registration requirements.

7.12 Clawback and Recoupment

All Awards under this Plan shall be subject to forfeiture or other penalties pursuant to any Company clawback policy, as may be adopted or amended from time to time, and such forfeiture and/or penalty conditions or provisions as determined by the Committee.

7.13 Term of the Plan

This Plan shall remain in effect until it is terminated by the Board.

PART 8
ADMINISTRATION OF THIS PLAN

8.1 Administration by the Committee

(a) Unless otherwise determined by the Board, this Plan shall be administered by the Governance, Nomination, Compensation and Leadership Committee (the "Committee") or equivalent committee appointed by the Board and constituted in accordance with such Committee's charter.

(b) The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

(i) adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

(ii) otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

8.2 Board Role

(a) The Board, on the recommendation of the Committee or of its own volition, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.  The Board may delegate this authority as it sees fit, including as set forth in Section 3.3.

(b) The Board may delegate any of its responsibilities or powers under this Plan to (i) the Committee, or (ii) the CEO as set forth in Section 3.3.

(c) In the event the Committee or, in respect of the Delegated Options, the CEO, is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee (or CEO, as the case may be) provided for herein.

PART 9
PLAN OF ARRANGEMENT

9.1 Plan of Arrangement

This second amended and restated equity incentive Plan has been amended to contemplate the Plan of Arrangement. To the extent applicable, it is intended that the Outstanding Restricted Share Rights and the Outstanding Deferred Share Units will be exchanged for Arrangement Restricted Share Rights and Arrangement Deferred Share Units, respectively, pursuant to the Plan of Arrangement on a tax-deferred basis under subsection 7(1.4) of the Income Tax Act (Canada).

9.2 Arrangement Restricted Share Rights

(a) For all purposes under the Plan, the date on which an Arrangement Restricted Share Right is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Restricted Share Right shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement.

(b) With respect to Arrangement Restricted Share Rights that replace Performance Share Units, all such Arrangement Restricted Share Rights shall (unless otherwise determined by the Board) be subject to the same time based vesting period as the Performance Share Unit they replace and upon vesting such Arrangement Restricted Share Rights shall be fully satisfied by the issuance of one Share (unless otherwise determined by the Board) irrespective of the applicable performance multiplier to which the Performance Share Unit was subject.  Notwithstanding the foregoing, Arrangement Restricted Share Rights that replace Performance Share Units that were fully vested and outstanding prior to the Arrangement Effective Time may be settled by the Company in accordance with the performance multiplier applicable to the Performance Share Units replaced.

(c) In addition, notwithstanding anything contained herein to the contrary, in respect of each person that is a Participant immediately prior to the Arrangement Effective Time that, due to or in connection with the Arrangement, who ceases to be an Eligible Director or an Eligible Employee and becomes a director, officer or employee of Spinco or any Spinco Designated Affiliate, or provides ongoing services for Spinco or any Spinco Designated Affiliate and complies with the definition of "consultant" or "advisor" as set forth in Form S-8 (a "Spinco Service Provider") (each such director, officer, employee or Spinco Service Provider, an "Arrangement Departing Participant"), all Arrangement Restricted Share Rights (other than those issued pursuant to paragraph (b)) issued to such Arrangement Departing Participant that replace Outstanding Restricted Share Rights shall (unless otherwise determined by the Board) immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Restricted Share Rights as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Restricted Share Rights to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Restricted Share Rights shall then be cancelled.

(d) With respect to Arrangement Restricted Share Rights issued to an Arrangement Departing Participant that are not immediately vested, upon such Arrangement Departing Participant ceasing to be a director, officer or employee of Spinco or any Spinco Designated Affiliates, or a Spinco Service Provider, as applicable, such Arrangement Departing Participant shall be treated for the purposes of this Plan as having ceased to be so employed with the Company and its Designated Affiliates and such Arrangement Departing Participant's Arrangement Restricted Share Rights shall be dealt with in accordance with Section 4.6 of this Plan.

9.3 Arrangement Deferred Share Units

(a) For all purposes under the Plan, the date on which an Arrangement Deferred Share Unit is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Deferred Share Unit shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement.

(b) Notwithstanding anything contained herein to the contrary, (unless otherwise determined by the Board) all Arrangement Deferred Share Units issued to Arrangement Departing Participants shall immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Deferred Share Units as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Deferred Share Units to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Deferred Share Units shall then be cancelled.

EXHIBIT III

LITHIUM AMERICAS CORP.

(FORMERLY 1397468 B.C. LTD.)

EQUITY INCENTIVE PLAN

PART 1
PURPOSE

1.1 Purpose

The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2 Available Awards

Awards that may be granted under this Plan include:

(a) Options;

(b) Deferred Share Units; and

(c) Restricted Share Rights (time based or in the form of Performance Share Units).

PART 2
INTERPRETATION

2.1 Definitions

(a) "Affiliate" has the meaning set forth in the BCA.

(b) "Arrangement Deferred Share Units" means Deferred Share Units issued as part of the Plan of Arrangement in partial exchange for Outstanding Deferred Share Units.

(c) "Arrangement Departing Participant" has such meaning ascribed thereto in Section 9.2 of this Plan.

(d) "Arrangement Effective Date" means the Effective Date as such term is defined in the Plan of Arrangement.

(e) "Arrangement Effective Time" means the Effective Time as such term is defined in the Plan of Arrangement.

(f) "Arrangement Restricted Share Rights" means Restricted Share Rights issued as part of the Plan of Arrangement in partial exchange for Outstanding Restricted Share Rights.

(g) "Award" means any right granted under this Plan, including Options, Restricted Share Rights and Deferred Share Units.

(h) "BCA" means the Business Corporations Act (British Columbia).

(i) "Blackout Period" means a period in which the trading of Shares or other securities of the Company is restricted under the Company's Corporate Disclosure, Confidentiality and Securities Trading Policy, or under any similar policy of the Company then in effect.

(j) "Board" means the board of directors of the Company.

(k) "Cashless Surrender Right" has the meaning set forth in Section 3.5 of this Plan.

(l) "CEO" means the Chief Executive Officer of the Company.

(m) "Change of Control" means, for greater certainty except for any transaction under the Plan of Arrangement, the occurrence and completion of any one or more of the following events:

(A) the Company shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);

(B) the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (i) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Company), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (i) or 50% of the consolidated operating income or cash flow in the case of clause (ii), as the case may be;

(C) the Company is to be dissolved and liquidated;

(D) any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Company's outstanding voting securities; or

(E) as a result of or in connection with: (i) the contested election of directors, or; (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity in office immediately preceding such election or appointment, the nominees named in the most recent management information circular of the Company for election to the Board shall not constitute a majority of the Board (unless in the case of (ii) such election or appointment is approved by 50% or more of the Board prior to the completion of such transaction).

For the purposes of the foregoing, "voting securities" means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(n) "Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.

(o) "Committee" has the meaning attributed thereto in Section 8.1.

(p) "Company" means 1397468 B.C. Ltd. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement, if applicable), a company existing under the BCA and its successors.

(q) "Deferred Payment Date" for a Participant means the date after the Restricted Period which is the earlier of (i) the date which the Participant has elected to defer receipt of Shares underlying the Restricted Share Rights in accordance with Section 4.4 of this Plan; and (ii) the Participant's Separation Date.

(r) "Deferred Share Unit" means the agreement by the Company to pay, and the right of the Participant to receive, a Deferred Share Unit Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Company and administered pursuant to this Plan.

(s) "Deferred Share Unit Grant Letter" has the meaning ascribed thereto in Section 5.2 of this Plan.

(t) "Deferred Share Unit Payment" means, subject to any adjustment in accordance with Section 5.5 of this Plan, the issuance to a Participant of one previously unissued Share for each whole Deferred Share Unit credited to such Participant.

(u) "Delegated Options" has the meaning ascribed thereto in Section 3.3 of this Plan.

(v) "Designated Affiliate" means affiliates of the Company designated by the Committee from time to time for purposes of this Plan.

(w) "Director Retirement" in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(x) "Director Separation Date" means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the Income Tax Act (Canada).

(y) "Director Termination" means the removal of, resignation or failure to re-elect the Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).

(z) "Eligible Directors" means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan.

(aa) "Eligible Employees" means employees (including employees who are officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.

(bb) "Fair Market Value" means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on the New York Stock Exchange (or the Toronto Stock Exchange if the Company is not then listed on the New York Stock Exchange) for the five (5) days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on the New York Stock Exchange or the Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

(cc) "Form S-8" means the Form S-8 registration statement promulgated under the U.S. Securities Act.

(dd) "Good Reason" in respect of an employee or officer of the Company or any of its Affiliates, means a material adverse change imposed by the Company or an Affiliate (as the case may be), without the consent of such employee or officer, as applicable, in position, responsibilities, salary, benefits, perquisites, as they exist immediately prior to the Change of Control, or a material diminution of title imposed by the Company or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control, and includes other events defined as "Good Reason" under any employment agreement of such employee or officer with the Company or its Affiliate.

(ee) "Insider" has the meaning set out in the TSX Company Manual.

(ff) "Option" means an option to purchase Shares granted under the terms of this Plan.

(gg) "Option Period" means the period during which an Option is outstanding.

(hh) "Option Shares" has the meaning set forth in Section 3.5 of this Plan.

(ii) "Optionee" means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of this Plan.

(jj) "Outstanding Deferred Share Units" means deferred share units of Remainco outstanding under the Remainco Equity Incentive Plan immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Deferred Share Units and cancelled.

(kk) "Outstanding Restricted Share Rights" means restricted share rights of Remainco outstanding under the Remainco Equity Incentive Plan immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Restricted Share Rights and cancelled.

(ll) "Participant" means an Eligible Employee or Eligible Director who participates in this Plan.

(mm) "Performance Share Units" means Restricted Share Rights that are subject to performance conditions and/or multipliers and designated as such in accordance with Section 4.1 of this Plan.

(nn) "Plan" means this equity incentive plan, as it may be further amended and restated from time to time.

(oo) "Plan of Arrangement" means the plan of arrangement proposed under section 288 of the BCA which has become effective in accordance with the terms of an amended and restated arrangement agreement between the Company and Remainco dated June 14, 2023.

(pp) "Remainco" means, prior to the completion of the Plan of Arrangement, Lithium Americas Corp. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement), a corporation incorporated under the BCA and its successors.

(qq) "Remainco Designated Affiliate" means affiliates of Remainco designated by the board of directors of Remainco or the committee of the board of directors of Remainco authorized to administer the Remainco Equity Incentive Plan in accordance with its terms.

(rr) "Remainco Equity Incentive Plan" means the LAC Equity Incentive Plan, as amended and restated pursuant to the Plan of Arrangement.

(ss) "Remainco Service Provider" has such meaning as ascribed to such term at Section 9.2 of this Plan.

(tt) "Restricted Period" means any period of time that a Restricted Share Right is not vested and the Participant holding such Restricted Share Right remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(uu) "Restricted Share Right" or "Restricted Share Unit" has such meaning as ascribed to such term at Section 4.1 of this Plan.

(vv) "Restricted Share Right Grant Letter" has the meaning ascribed to such term in Section 4.2 of this Plan.

(ww) "Retirement" in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(xx) "Separation Date" means the date that a Participant ceases to be an Eligible Director or Eligible Employee.

(yy) "Service Provider" means any person or company engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more and that complies with the definition of "consultant" or "advisor" as set forth in Form S-8.

(zz) "Shares" means the common shares of the Company.

(aaa) "Specified Employee" means a U.S. Taxpayer who meets the definition of "specified employee", as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.

(bbb) "Termination" means the termination of the employment (or consulting services) of an Eligible Employee with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.

(ccc) "Triggering Event" means (i) in the case of a director of the Company, the Director Termination of such director; (ii) in the case of an employee of the Company or any of its Affiliates, the termination of the employment of the employee without cause, as the context requires by the Company or the Affiliate or in the case of an officer of the Company or any of its Affiliates, the removal of or failure to re-elect or re-appoint the individual without cause as an officer of the Company or an Affiliate thereof; (iii) in the case of an employee or an officer of the Company or any of its Affiliates, his or her resignation following the occurrence of a Good Reason; (iv) in the case of a Service Provider, the termination of the services of the Service Provider by the Company or any of its Affiliates.

(ddd) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

(eee) "US Taxpayer" means a Participant who is a US citizen, US permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986.

2.2 Interpretation

(a) This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board or Committee.

(c) As used herein, the terms "Part" or "Section" mean and refer to the specified Part or Section of this Plan, respectively.

(d) Where the word "including" or "includes" is used in this Plan, it means "including (or includes) without limitation".

(e) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f) Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3
STOCK OPTIONS

3.1 Participation

The Company may from time-to-time grant Options to Participants pursuant to this Plan.

3.2 Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value of the Share on the date of grant.

3.3 Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The Board may also, by way of Board resolution, delegate to the CEO the authority to grant any of a designated number of Options (such number to be specified by the Board in the aforementioned resolution) to Eligible Employees, other than Eligible Employees who are officers or directors of the Company (such Options, the "Delegated Options").  The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board; or (iii) in respect of Delegated Options, the date such grant is made by the CEO. Notwithstanding the foregoing, the Board may authorize the grant of Options at any time with such grant to be effective at a later date and the corresponding determination of the exercise price to be done at such date to accommodate any Blackout Period or such other circumstances where such delayed grant is deemed appropriate, and the date of grant of such Options shall then be the effective date of the grant.

Each Option granted to a Participant shall be evidenced by a stock option grant letter or agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO (and in all cases which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 7.8 of this Plan, and the approval of any material changes by the Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

3.4 Terms of Options

The Option Period shall be five (5) years from the date such Option is granted, or such greater or lesser duration as the Board, on the recommendation of the Committee, or in the case of Delegated Options, the CEO, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period or within ten (10) business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth (10th) business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a) at any time during the first six (6) months of the Option Period, the Optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and

(b) at any time during each additional six (6) month period of the Option Period the Optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a) in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or

(b) in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, or, in respect of the Delegated Options, by the CEO, and which in any case incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

3.5 Cashless Surrender Right

Participants have the right (the "Cashless Surrender Right"), in lieu of the right to exercise an Option, to surrender  such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to  the Cashless Surrender Right and, in lieu of receiving the number of Shares (the "Option Shares") to which such surrendered Option (or portion thereof) relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a) subtracting the applicable Option exercise price per Share from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right and multiplying the remainder by the number of Option Shares; and

(b) dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right.

If a Participant exercises a Cashless Surrender Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

3.6 Effect of Termination of Employment or Death

If an Optionee:

(a) dies while employed by, a Service Provider to, or while a director of, the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and

(b) ceases to be employed by, a Service Provider to, or act as a director of, the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be employed by, a Service Provider to, or act as a director of, the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.7 Effect of Change of Control

If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E), all outstanding Options shall vest immediately and become exercisable on the date of such Triggering Event.

In the event of a Change of Control pursuant to the provisions of Section 2.1(m)(C), all Options outstanding shall immediately vest and become exercisable on the date of such Change of Control.

The provisions of this Section 3.7 shall be subject to the terms of any employment agreement between the Participant and the Company.

3.8 Effect of Amalgamation or Merger

Subject to Section 3.7, if the Company amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.

PART 4
RESTRICTED SHARE RIGHTS AND PERFORMANCE SHARE UNITS

4.1 Participants

The Board has the right to grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares ("Restricted Share Rights" or "Restricted Share Unit") as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine. Restricted Share Rights may be granted subject to performance conditions and/or performance multipliers, in which case such Restricted Share Rights may be designated as "Performance Share Units".

4.2 Restricted Share Right Grant Letter

Each grant of a Restricted Share Right under this Plan shall be evidenced by a grant letter or agreement (a "Restricted Share Right Grant Letter") issued to the Participant by the Company. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under this Plan need not be identical.

4.3 Restricted Period

Concurrent with the determination to grant Restricted Share Rights to a Participant, the Board, on the recommendation of the Committee, shall determine the Restricted Period and vesting requirements applicable to such Restricted Share Rights. Vesting of a Restricted Share Right shall be determined at the sole discretion of the Board at the time of grant and shall be specified in the Restricted Share Right Grant Letter. Vesting requirements may be based upon the continued employment or other service of a Participant, and/or to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Rights to entitle the holder thereof to receive the underlying Shares (and the number of underlying Shares that may be received may be subject to performance multipliers). Upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), a Restricted Share Right shall be automatically settled, and without the payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the underlying Shares shall be issued to the holder of such Restricted Share Rights, which Restricted Share Rights shall then be cancelled.

4.4 Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada), or who are residents of Argentina, and not, in either case, a US Taxpayer, may elect to defer receipt of all or any part of the Shares underlying Restricted Share Rights until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.5 Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must, in respect of each such Deferred Payment Date, give the Company written notice of the Deferred Payment Date(s) not later than thirty (30) days prior to the expiration of the applicable Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.  For the avoidance of doubt, the foregoing shall not prevent a Participant from electing an additional Deferred Payment Date, provided, however that notice of such election is given by the Participant to the Company not later than thirty (30) days prior to the expiration of the subject Restricted Period.

4.6 Retirement or Termination during Restricted Period

Subject to the terms of any employment agreement or Award agreement between the Company and the Participant, in the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the Restricted Share Rights, including to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence or allow the Restricted Share Rights to continue in accordance with their original Restricted Periods.

4.7 Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Rights then held by the Participant.

4.8 Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares represented by Restricted Share Rights held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.

4.9 Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Rights. The number of such additional Restricted Share Rights, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Rights (including Restricted Share Rights in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant's account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Restricted Share Right, the fraction shall be disregarded. Any additional Restricted Share Rights awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Restricted Share Rights to which they relate.

4.10 Change of Control

If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E) all outstanding Restricted Share Rights shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

In the event of a Change of Control pursuant to the provisions of Section 2.1(m)(C), all Restricted Shares Rights outstanding shall immediately vest and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

Notwithstanding any provision of this Plan, in the event of a Change of Control, all Arrangement Restricted Share Rights outstanding held by Arrangement Departing Participants shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

The provisions of this Section 4.10 shall be subject to the terms of any employment agreement between the Participant and the Company.

4.11 Settlement Basis for Performance Share Units

In respect of Performance Share Units that are accelerated as a result of a Change of Control or the total disability or death of a Participant, unless the Board determines otherwise and subject to any employment agreement or Award agreement between the Company and the Participant, (i) in respect of any performance measurement periods that are completed on or prior to the Change of Control, total disability or death of a Participant, the proportion of Performance Share Units equivalent to the performance measurement periods completed shall be settled by applying a performance multiplier calculated based on the actual performance in respect to such completed periods, and (ii) in respect of any performance measurement periods that are not completed on or prior to the Change of Control, total disability or death of a Participant, the equivalent proportion of Performance Share Units in respect to such periods shall be settled by applying a performance multiplier of one Share for each Performance Share Unit.

PART 5
DEFERRED SHARE UNITS

5.1 Deferred Share Unit Grants

The Board may from time to time determine to grant Deferred Share Units to one or more Eligible Directors in a lump sum amount or on regular intervals, based on such formulas or criteria as the Board may from time to time determine. Deferred Share Units will be credited to the Eligible Director's account when designated by the Board.

5.2 Deferred Share Unit Grant Letter

Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter or agreement (a "Deferred Share Unit Grant Letter") issued to the Eligible Director by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of Deferred Share Unit Grant Letters issued under this Plan need not be identical.

5.3 Redemption of Deferred Share Units and Issuance of Deferred Shares

The Deferred Share Units held by each Eligible Director who is not a US Taxpayer shall be redeemed automatically and with no further action by the Eligible Director on the 20th business day following the Separation Date for that Eligible Director. For US Taxpayers, Deferred Share Units held by an Eligible Director who is a Specified Employee will be automatically redeemed with no further action by the Eligible Director on the date that is six (6) months following the Separation Date for the Eligible Director, or if earlier, upon such Eligible Director's death. Upon redemption, the former Eligible Director shall be entitled to receive and the Company shall issue, subject to the limitations set forth in Section 7.1 of this Plan, the number of Shares issued from treasury equal to the number of Deferred Share Units in the Eligible Director's account, subject to any applicable deductions and withholdings. In the event a Separation Date occurs during a year and Deferred Share Units have been granted to such Eligible Director for that entire year, the Eligible Director will only be entitled to a pro-rated Deferred Share Unit Payment in respect of such Deferred Share Units based on the number of days that he or she was an Eligible Director in such year.

No amount will be paid to, or in respect of, an Eligible Director under this Plan or pursuant to any other arrangement, and no other additional Deferred Share Units will be granted to compensate for a downward fluctuation in the value of the Shares of the Company nor will any other benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

5.4 Death of Participant

In the event of the death of an Eligible Director, the Deferred Share Units shall be redeemed automatically and with no further action on the 20th business day following the death of an Eligible Director.

5.5 Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, an Eligible Director may be credited with additional Deferred Share Units. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Eligible Director if the Deferred Share Units in the Eligible Director's account on the dividend record date had been outstanding Shares (and the Eligible Director held no other Shares), by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Deferred Share Unit, the fraction shall be disregarded. Any additional Deferred Share Units awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Deferred Share Units to which they relate.

PART 6
WITHHOLDING TAXES

6.1 Withholding Taxes

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.

PART 7
GENERAL

7.1 Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time) shall not exceed 14,400,737 Shares, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable),

(a) to Insiders shall not exceed 10% of the Company's outstanding issue from time to time;

(b) to Insiders within any one-year period shall not exceed 10% of the Company's outstanding issue from time to time; and

(c) to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

The aggregate number of Options that may be granted under this Plan to any one non-employee director of the Company within any one-year period shall not exceed a maximum value of C$100,000 worth of securities, and together with any Restricted Share Rights and Deferred Share Units granted under this Plan and any securities granted under all other securities-based compensation arrangements, such aggregate value shall not exceed C$150,000 in any one-year period. The calculation of this limitation shall not include however: (i) the initial securities granted under securities-based compensation arrangements to a person who was not previously a director of the Company, upon such person becoming or agreeing to become a director of the Company (however, the aggregate number of securities granted under all securities-based compensation arrangements in this initial grant to any one non-employee director shall not exceed the foregoing maximum values of securities); (ii) the securities granted under securities-based compensation arrangements to a director of the Company who was also an officer of the Company at the time of grant but who subsequently became a non-employee director; and (iii) any securities granted to a non-employee director that is granted in lieu of any director cash fee provided the value of the security awarded has the same value as the cash fee given up in exchange for such security. For greater clarity, in this Plan, securities-based compensation arrangements include securities issued under this Plan and any other compensation arrangements implemented by the Company including stock options, other stock option plans, employee stock purchase plans, stock appreciation right plans, deferred share unit plans, performance share unit plans, restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury, but excludes any compensation arrangement that does not involve the issuance of Shares from treasury and any other compensation arrangements assumed or inherited by the Company in connection with the acquisition of another entity.

For the purposes of this Section 7.1, "outstanding issue" means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

For greater clarity, the issuance of Arrangement Restricted Share Rights and Arrangement Deferred Share Units shall not be treated as a new grant of Restricted Share Rights and Deferred Share Units, respectively.

7.2 Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Toronto Stock Exchange.

7.3 Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

7.4 Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable except by will or by the laws of descent and distribution.

7.5 Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant's employment at any time. Participation in this Plan by a Participant is voluntary.
7.6 Record Keeping

The Company shall maintain a register in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c) such other information as the Board may determine.

7.7 Necessary Approvals

This equity incentive plan of the Corporation shall become effective on the Arrangement Effective Date as contemplated in the Plan of Arrangement and subject to (a) the approval of the Toronto Stock Exchange and the New York Stock Exchange and (b) applicable shareholder approval.

7.8 Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the Cashless Surrender Right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a) such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b) no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c) the expiry date of an Option Period in respect of an Option shall not be more than ten (10) years from the date of grant of an Option except as expressly provided in Section 3.4;

(d) the Directors shall obtain shareholder approval of:

(i) any amendment to the number of Shares specified in Section 7.1;

(ii) any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders, or remove participation limits on non-employee directors or increase the amounts of participation limits on non-employee directors;

(iii) any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 7.3 or permits the cancellation and re-issuance of Options;

(iv) any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in Section 3.4;

(v) any amendment to permit Options to be transferred other than for normal estate settlement purposes; or

(vi) any amendment to reduce the range of amendments requiring shareholder approval contemplated in this Section.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

7.9 No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

7.10 Section 409A

It is intended that any payments under the Plan to US Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.

7.11 Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

All Awards and securities which may be acquired pursuant to the exercise of the Awards to be issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption or exclusion from such registration requirements.

7.12 Clawback and Recoupment

All Awards under this Plan shall be subject to forfeiture or other penalties pursuant to any Company clawback policy, as may be adopted or amended from time to time, and such forfeiture and/or penalty conditions or provisions as determined by the Committee.

7.13 Term of the Plan

Once effective in accordance with Section 7.7, this Plan shall remain in effect until it is terminated by the Board.

PART 8
ADMINISTRATION OF THIS PLAN

8.1 Administration by the Committee

(a) Unless otherwise determined by the Board, this Plan shall be administered by the Governance, Nomination, Compensation and Leadership Committee (the "Committee") or equivalent committee appointed by the Board and constituted in accordance with such Committee's charter.

(b) The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

(i) adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

(ii) otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

8.2 Board Role

(a) The Board, on the recommendation of the Committee or of its own volition, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.  The Board may delegate this authority as it sees fit, including as set forth in Section 3.3.

(b) The Board may delegate any of its responsibilities or powers under this Plan to (i) the Committee, or (ii) the CEO as set forth in Section 3.3.

(c) In the event the Committee or, in respect of the Delegated Options, the CEO, is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee (or CEO, as the case may be) provided for herein.

PART 9
PLAN OF ARRANGEMENT

9.1 Plan of Arrangement

This equity incentive plan contemplates the Plan of Arrangement. To the extent applicable, it is intended that the Outstanding Restricted Share Rights and the Outstanding Deferred Share Units will be exchanged for Arrangement Restricted Share Rights and Arrangement Deferred Share Units, respectively, pursuant to the Plan of Arrangement on a tax-deferred basis under subsection 7(1.4) of the Income Tax Act (Canada).

9.2 Arrangement Restricted Share Rights

(a) For all purposes under the Plan, the date on which an Arrangement Restricted Share Right is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Restricted Share Right shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement.

(b) With respect to Arrangement Restricted Share Rights that replace Performance Share Units (as defined in the Remainco Equity Incentive Plan), all such Arrangement Restricted Share Rights shall (unless otherwise determined by the Board) be subject to the same time based vesting period as the Performance Share Units they replace and upon vesting such Arrangement Restricted Share Rights shall be fully satisfied by the issuance of one Share (unless otherwise determined by the Board) irrespective of the applicable performance multiplier to which the Performance Share Unit was subject. Notwithstanding the foregoing, Arrangement Restricted Share Rights that replace Performance Share Units that were fully vested and outstanding prior to the Arrangement Effective Time may be settled by the Company in accordance with the performance multiplier applicable to the Performance Share Units replaced.

(c) In addition, notwithstanding anything contained herein to the contrary, in respect of each person who was a "Participant" as defined in the Remainco Equity Incentive Plan immediately prior to the Arrangement Effective Time, who does not become an Eligible Director or Eligible Employee due to or in connection with the Arrangement (each such person, an "Arrangement Departing Participant"), and who remains a director, officer or employee of Remainco or any Remainco Designated Affiliate, or provides ongoing services for Remainco or any Remainco Designated Affiliate and complies with the definition of "consultant" or "advisor" as set forth in Form S-8 (a "Remainco Service Provider"), all Arrangement Restricted Share Rights (other than those issued pursuant to paragraph (b)) issued to Arrangement Departing Participants that replace Outstanding Restricted Share Rights shall (unless otherwise determined by the Board) immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Restricted Share Rights as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Restricted Share Rights to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Restricted Share Rights shall then be cancelled.

(d) With respect to Arrangement Restricted Share Rights issued to an Arrangement Departing Participant that are not immediately vested,  upon such Arrangement Departing Participant ceasing to be a director, officer or employee of Remainco or any Remainco Designated Affiliates, or a Remainco Service Provider, as applicable, such Arrangement Departing Participant shall be treated for the purposes of this Plan as having ceased to be so employed with the Company and its Designated Affiliates and such Arrangement Departing Participant's Arrangement Restricted Share Rights shall be dealt with in accordance with Section 4.6 of this Plan.

9.3 Arrangement Deferred Share Units

(a) For all purposes under the Plan, the date on which an Arrangement Deferred Share Unit is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Deferred Share Unit shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement.

(b) Notwithstanding anything contained herein to the contrary, (unless otherwise determined by the Board) all Arrangement Deferred Share Units issued to Arrangement Departing Participants shall immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Deferred Share Units as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Deferred Share Units to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Deferred Share Units shall then be cancelled.

APPENDIX B

Arrangement Resolution

BE IT RESOLVED as a special resolution that:

1. The amended and restated arrangement agreement (the "Arrangement Agreement") dated June 14, 2023 between Lithium Americas Corp. ("LAC") and 1397468 B.C. Ltd. ("Spinco"), as it may be amended, modified or supplemented from time to time in accordance with its terms, attached as Schedule "[●]" to the notice of annual and special meeting and circular of LAC dated effective [●], 2023 (the "Circular") and all transactions contemplated thereby are hereby confirmed, ratified and approved.

2. The arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) substantially as set forth in the plan of arrangement (the "Plan of Arrangement"), as it may be amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and its terms, attached as Appendix A to the Arrangement Agreement attached as Schedule "[●]" to the Circular is hereby authorized and approved.

3. The deferred share units of LAC following the completion of the Arrangement and the deferred share units of Spinco to be granted to holders of deferred share units of LAC ("LAC DSUs") in exchange for such LAC DSUs, as provided in the Plan of Arrangement, are hereby approved.

4. The performance based restricted share rights of LAC following the completion of the Arrangement and the performance based restricted share rights of Spinco to be granted to holders of performance based restricted share rights of LAC ("LAC PSUs") in exchange for such LAC PSUs, as provided in the Plan of Arrangement, are hereby approved.

5. The restricted share rights of LAC following the completion of the Arrangement and the restricted share rights of Spinco to be granted to holders of restricted share rights of LAC ("LAC RSUs") in exchange for such LAC RSUs, as provided in the Plan of Arrangement, are hereby approved.

6. All of the transactions contemplated in the Arrangement Agreement and all the ancillary agreements contemplated therein, the actions of the directors of LAC in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of LAC in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto are hereby authorized, confirmed, ratified and approved.

7. LAC is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented from time to time).

8. Notwithstanding that this special resolution has been passed by the shareholders of LAC or has received the approval of the Supreme Court of British Columbia, the board of directors of LAC may amend the Arrangement Agreement and the Plan of Arrangement to the extent permitted by the Arrangement Agreement and/or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the filing of the certified copy of the court order approving the Arrangement with the Registrar of Companies for British Columbia without further approval of the shareholders of LAC.

9. Any one director or officer of LAC is hereby authorized, for and on behalf of LAC, to execute and deliver, whether under the corporate seal of LAC or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

SCHEDULE "D"
FAIRNESS OPINIONS

May 15, 2023

The Board of Directors

Lithium Americas Corp.

300-900 West Hastings Street

Vancouver, BC V6C 1E5

To the Board of Directors:

BMO Nesbitt Burns Inc. ("BMO Capital Markets" or "we" or "us") understands that Lithium Americas Corp. ("LAC" or the "Company") proposes to enter into an arrangement agreement to be dated May 15, 2023 (the "Arrangement Agreement") pursuant to which, among other things, the Company will be reorganized by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement") into two separate public companies. The Arrangement will establish an Argentina focused lithium company ("Lithium Argentina") and a North America focused lithium company ("Lithium Americas (NewCo)"). Pursuant to the Arrangement, holders of the Company's common shares (the "Shareholders") will receive in exchange for each LAC common share ("Share") held, one common share of Lithium Argentina and one common share of Lithium Americas (NewCo) (the "Consideration"). The terms and conditions of the Arrangement will be summarized in the Company's management information circular (the "Circular") to be mailed to Shareholders in connection with the annual and special meeting of the Shareholders to be held to, among other things, consider and if deemed advisable approve, the Arrangement.

We have been retained to provide financial advice to the Company, including our opinion (the "Opinion") to the board of directors of the Company (the "Board of Directors") as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement.

ENGAGEMENT OF BMO CAPITAL MARKETS

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in January 2022. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated April 6, 2022 and amended May 11, 2023 (as amended, the "Engagement Agreement"). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion to the Board of Directors.

BMO Capital Markets will receive a fee for rendering the Opinion.  We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

CREDENTIALS OF BMO CAPITAL MARKETS

BMO Capital Markets is one of North America's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management.  BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

INDEPENDENCE OF BMO CAPITAL MARKETS

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) (the "Act") or the rules made thereunder) of the Company, or any of their respective associates or affiliates (collectively, the "Interested Parties").

As the Board of Directors is aware, BMO Capital Markets has provided the following financial advisory services and has participated in the following financings involving the Interested Parties within the past two years: (i) acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement; (ii) acting as financial advisor to the Company in connection with the Company's acquisition of Arena Minerals Inc., which closed in April 2023; (iii) acting as financial advisor to the Company in connection with General Motors Holdings LLC's strategic investment and Thacker Pass offtake agreement with the Company, the initial tranche of which closed in February 2023, with the second tranche expected following closing of the Arrangement; and (iv) acting as passive bookrunner on the Company's ~US$259 mm convertible senior notes offering, which closed in December 2021.  Other than as listed above, BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years.

Other than as set forth above, there are no understandings, agreements, or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings.  BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation.  As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal ("BMO"), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

SCOPE OF REVIEW

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1. a draft of the Arrangement Agreement dated May 11, 2023, including the plan of arrangement;

2. a draft of the Circular dated April 21, 2023;

3. a draft voting support agreement for the directors and officers of the Company, dated April 28, 2023, and a draft lock-up and voting support agreement for Ganfeng Lithium Co. Ltd., dated February 9, 2023 (the "Support Agreements");

4. the Investor Rights Agreement between Lithium Americas Corp. and General Motors Holdings LLC, dated February 16, 2023;

5. certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies we considered relevant;

6. certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company, Lithium Argentina and Lithium Americas (NewCo);

7. internal management forecasts, projections, estimates and budgets for the Company, Lithium Argentina and Lithium Americas (NewCo) prepared or provided by or on behalf of management of the Company;

8. the Feasibility Study, National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt Country, Nevada, USA, published January 31, 2023 (effective date of November 2, 2022);

9. the NI 43-101 Technical Report Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina, published October 19, 2020 (effective date of September 30, 2020);

10. discussions with management of the Company relating to: (i) the Company's current business, plans, financial condition and prospects; and (ii) the business, plans, prospects, target pro forma capital structures and ability to secure financing for Lithium Argentina and Lithium Americas (NewCo);

11. historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company, Lithium Argentina and Lithium Americas (NewCo);

12. various reports published by equity research analysts and industry sources we considered relevant;

13. a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

14. such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company's control requested by BMO Capital Markets.

ASSUMPTIONS AND LIMITATIONS

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the "Information").  The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including, without limitation, estimates of future resource or reserve additions) and budgets provided to us and used in our analyses (i) were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company's, Lithium Argentina's and Lithium Americas (NewCo)'s business, plans, financial condition and prospects; (ii) were prepared using the assumptions identified therein (to the extent identified therein) or otherwise using assumptions which, in the reasonable belief of management of the Company (or were at the time of preparation and continue to be) reasonable in the circumstances; (iii) present a reasonable view of the financial prospects and forecasted performance of the Company, its subsidiaries and Spinco; and (iv) are not, in the reasonable belief of management of the Company, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation and with reference to the circumstances in which such forecasts, projections, estimates or budgets were provided to BMO Capital Markets.

BMO Capital Markets is providing the Opinion based on the assumption that the dividends deemed to be received for the purposes of the Income Tax Act (Canada) (the "Tax Act") due to the redemption of shares of the Company and 1397468 B.C. Ltd. ("Spinco") occurring as part of the Arrangement will be described in paragraph 55(3)(b) of the Tax Act, such that subsection 55(2) of the Tax Act will not apply to any dividends or deemed dividends arising as part of the Arrangement. The Arrangement will occur on a tax-deferred basis for the Company, Spinco and the Shareholders (other than such holders that elect to realize gains on the disposition of their Shares) for Canadian federal income tax purposes and will not result in any material adverse tax consequences to Shareholders or to any of the Company, Spinco or their respective subsidiaries.

The Opinion is also provided based on the assumption that (i) the Internal Revenue Service issues a favorable U.S. tax ruling that the Arrangement will qualify as a divisive reorganization pursuant to sections 368(a)(1)(D) and 355(a) of the United States Internal Revenue Code of 1986 and the Treasury Regulations promulgated thereunder and, accordingly, the Arrangement will occur on a tax-deferred basis for U.S. federal income tax purposes for the holders of the Company's common shares and (ii) regardless of whether any U.S. tax ruling is received, no material adverse U.S. federal income tax consequences are expected to arise to the Company, Spinco or their respective subsidiaries.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company, any of its subsidiaries (as defined in the Act) or Spinco or any of its or their respective representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets or otherwise set forth in the Company's public disclosure, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, any of its subsidiaries or Spinco, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion and there is no plan or proposal by the Company, any of its subsidiaries or Spinco for any material change in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, any of its subsidiaries or Spinco which has not been disclosed in writing to BMO Capital Markets.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement and Support Agreements will not differ in any material respect from the drafts that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company, Lithium Argentina and Lithium Americas (NewCo) as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. Without limiting the foregoing, the Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement.  Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates, and the Opinion should not be construed as such.  The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company, Lithium Argentina, or Lithium Americas (NewCo) may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters.  We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters.  In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof.  Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

CONCLUSION

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours truly,

BMO Nesbitt Burns Inc.

May 15, 2023

The Board of Directors

Lithium Americas Corp.

900 West Hastings Street, Suite 300

Vancouver, British Columbia

Canada, V6C 1E5

Dear Sirs:

Stifel Nicolaus Canada Inc. ("Stifel GMP" or "we") understands that Lithium Americas Corp. ("Lithium Americas" or the "Company") is proposing to undergo a reorganization that will result in the separation of its North American and Argentinian business units into two separate and independent public companies by way of a court approved plan of arrangement under the Business Corporations Act (British Columbia), which transaction is referred to herein as the "Arrangement".

The Arrangement

Pursuant to the Arrangement, Lithium Americas proposes to reorganize its share capital with the North American business of Lithium Americas to be acquired by 1397468 B.C. LTD., a newly formed corporation existing under the laws of the Province of British Columbia ("Lithium Americas (NewCo)"), in conjunction with a series of share exchanges and redemptions that will result in each shareholder of Lithium Americas (the "Shareholders") receiving i) one common share of Lithium Americas, which will hold the Company's Argentinian business ("Lithium Argentina", with each share of Lithium Argentina being a "Lithium Argentina Share"), for each share held of Lithium Americas, and ii) one common share of Lithium Americas (NewCo) for each share held of Lithium Americas upon completion of the Arrangement (collectively, the "Arrangement Consideration").

The Arrangement is subject to certain conditions, including, among other things, (i) 66 2/3% of the votes cast by the Shareholders; and (ii) a simple majority of the votes cast by Shareholders, excluding for this purpose the votes held by any person as may be required under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), in each case, voting in person or represented by proxy at the special meeting of the Shareholders; (c) the approval of the Supreme Court of British Columbia; and (d) receipt of required stock exchange and other regulatory approvals.

The terms and conditions of the Arrangement will be summarized in the Company's management proxy circular (the "Circular") to be mailed to Shareholders in connection with a special meeting of the Shareholders to be held to, among other things, consider and, if deemed advisable, approve the Arrangement.

Stifel GMP's Engagement

The Board of Directors of Lithium Americas (the "Board of Directors") retained Stifel GMP to act as its financial advisor pursuant to an engagement letter (the "Engagement Letter") dated May 2, 2023. Under the Engagement Letter, Stifel GMP has agreed to, among other things, deliver, at the request of the Board of Directors, an opinion (the "Opinion") as to whether the Arrangement Consideration is fair, from a financial point of view, to the Shareholders. Pursuant to the Engagement Letter, on May 15, 2023, Stifel GMP delivered to the Board of Directors, its verbal opinion that the Arrangement Consideration was fair, from a financial point of view, to the Shareholders.

The Engagement Letter provides that Stifel GMP will be paid by Lithium Americas, for the services provided thereunder, a fee which is not in any part contingent on the successful outcome of the Arrangement or favourable conclusion being reached by Stifel GMP in the Opinion, as well as reimbursement of certain legal and out-of-pocket expenses. In addition, Stifel GMP and its affiliates and their respective directors, officers, employees and agents are to be indemnified by Lithium Americas under certain circumstances from and against certain liabilities that may arise out of our engagement.

Stifel GMP has not been engaged to prepare, and has not prepared, a formal valuation or appraisal of Lithium Americas, Lithium Argentina or Lithium Americas (NewCo), or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such. Stifel GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement and, accordingly, expresses no views thereon. Stifel GMP has assumed, with Lithium Americas' agreement, that the Arrangement is not subject to the delivery of a formal valuation pursuant to the requirements of MI 61-101 and Stifel GMP's engagement does not include, and this Opinion should not be considered to represent, a formal valuation under MI 61-101.

Credentials of Stifel GMP

Stifel GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. Stifel GMP is not in the business of providing auditing services. Stifel GMP and Stifel FirstEnergy are brand names of Stifel Nicolaus Canada Inc., which is a wholly-owned subsidiary of Stifel Financial Corp., a financial institution listed on the New York Stock Exchange.

The Opinion expressed herein represents the opinion of Stifel GMP and the form and content hereof have been approved for release by a group of professionals of Stifel GMP, each of whom is experienced in merger, acquisition, divestiture, restructuring, valuation and fairness opinion matters.

Independence of Stifel GMP

None of Stifel GMP, its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Lithium Americas or any of their respective associates or affiliates (collectively, the "Interested Parties"). Stifel GMP has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the last 24 months.

None of Stifel GMP or any of its affiliates has a material financial interest in future business under an agreement, commitment or understanding involving the Interested Parties.

There are no understandings, agreements or commitments between Stifel GMP and any Interested Parties with respect to any future business dealings, however, Stifel GMP may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time.

In the ordinary course of its business, Stifel GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Lithium Americas, Lithium Argentina and Lithium Americas (NewCo) and, from time to time, may have executed or may execute transactions on behalf of Lithium Americas, Lithium Argentina and Lithium Americas (NewCo) or other clients for which it received or may receive compensation. In addition, as an investment dealer, Stifel GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Lithium Americas, Lithium Argentina or Lithium Americas (NewCo) and/or their respective affiliates or associates.

Scope of Review

In connection with rendering the Opinion, we have analyzed financial, operational and other information relating to Lithium Americas, Lithium Argentina and Lithium Americas (NewCo), including information derived from meetings and discussions with Lithium Americas management and the Board of Directors. Except as expressly described herein, Stifel GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, and among other things, we:

(a) reviewed a substantially complete version of the Arrangement Agreement;

(b) reviewed the form of voting and support agreement to be entered into with the officers and directors of Lithium Americas as referred to in the Arrangement Agreement;

(c) reviewed the form of lock-up and voting and support agreements to be entered into between Lithium Americas and Ganfeng Lithium Co. Ltd. (and includes its successors and permitted assigns) as referred to in the Arrangement Agreement;

(d) reviewed the investor rights agreement dated February 16, 2023  between Lithium Americas and General Motors Holdings LLC (and includes its successors and permitted assigns) as referred to in the Arrangement Agreement;

(e) reviewed and analyzed certain publicly available information relating to the business, operations, financial condition and trading history of Lithium Americas, including but not limited to its financial statements, technical reports, continuous disclosure documents and other information that Stifel GMP considered relevant;

(f) reviewed public information relating to the business and financial condition of other selected public mining companies that Stifel GMP considered relevant;

(g) performed an analysis using the multiples implied from recent precedent acquisitions involving companies that Stifel GMP deemed relevant;

(h) performed an analysis using the multiples of similar companies we deemed relevant under the circumstances;

(i) performed a comparison of the current (pre-Arrangement) Company to each of its Lithium Argentina and Lithium Americas (NewCo) business units;

(j) reviewed certain technical information and analyses prepared by the management of Lithium Americas relating to Lithium Argentina and Lithium Americas (NewCo) assets;

(k) had discussions with members of the Board of Directors and management of Lithium Americas with regard to, among other things, the business, past and current operations, current financial condition and future potential of the current (pre-Arrangement) Company, Lithium Argentina and Lithium Americas (NewCo);

(l) reviewed certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company and each of its Lithium Americas (NewCo) and Lithium Argentina business units;

(m) reviewed officer's certificates addressed to Stifel GMP and executed and delivered by each of the Chief Executive Officer and Chief Financial Officer of Lithium Americas dated the date hereof setting out representations as to certain factual matters and the completeness and accuracy of the Information (as defined herein) upon which the Opinion is based and conducted due diligence sessions with Lithium Americas' management and received detailed information concerning its business and affairs;

(n) reviewed various equity research reports and industry sources regarding Lithium Americas and the mining industry; and

(o) considered such other corporate, industry and financial market information, investigations and analyses as Stifel GMP considered necessary or appropriate in the circumstances.

In its assessment, Stifel GMP considered several methodologies, analyses and techniques and used a combination of those approaches in order to produce the Opinion. Stifel GMP based the Opinion upon a number of quantitative and qualitative factors as deemed appropriate based on Stifel GMP's professional experience.

Stifel GMP has not, to the best of its knowledge, been denied access by Lithium Americas to any information requested by Stifel GMP. Stifel GMP did not meet with the auditors of Lithium Americas and, as stipulated below, has assumed, without independent investigation, the accuracy and fair presentation of the audited financial statements of Lithium Americas, and the reports of the auditors thereon, and the unaudited interim financial statements of Lithium Americas.

Assumptions and Limitations

With Lithium Americas' approval and as provided for in the Engagement Letter, Stifel GMP has relied upon and has assumed, without independent investigation, the completeness, accuracy and fair presentation of all information including financial, technical and other information, business plans, data, documents, advice, materials, opinions and representations obtained by Stifel GMP from public sources, including information relating to Lithium Americas and the Arrangement, or provided to Stifel GMP by Lithium Americas and its respective affiliates or advisors or otherwise pursuant to our engagement, whether in writing or orally (collectively, the "Information") and the Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, Stifel GMP has not been requested to, has not assumed any obligation to, and has not attempted to verify independently the accuracy or completeness of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of Lithium Americas, having regard to the Company's business, plans, financial condition and prospects.

Senior officers of Lithium Americas have represented to Stifel GMP, in separate certificates delivered as at the date hereof, among other things, that the Information provided by Lithium Americas' and its respective affiliates or its or their respective agents, advisors, consultants or representatives to Stifel GMP with respect to Lithium Americas, Lithium Argentina, and Lithium Americas (NewCo) the Arrangement is complete, true and correct in all material respects at the date the Information was provided to Stifel GMP, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)) and that, since the date the Information was provided to Stifel GMP, there has been no material change, no change in a material fact (as such terms are defined in the Securities Act (Ontario)) and no new material fact, financial or otherwise, in Lithium Americas' financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects, which is of such a nature as to render any portion of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Opinion.

Stifel GMP was not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and, accordingly, expresses no view thereon. Stifel GMP was also not engaged to review the quality, quantity or mining economics of the mineral reserves and resources of any of the assets of Lithium Americas from a technical, engineering or geological standpoint and, accordingly expresses no view thereon. In preparing the Opinion, we have assumed that the executed Arrangement Agreement and other related commercial agreements will not differ in any material respect from the drafts that we reviewed. The Arrangement is subject to a number of conditions outside the control of Lithium Americas, and Stifel GMP has assumed that all conditions precedent to the completion of the Arrangement will be satisfied in due course, that all consents, agreements, permissions, exemptions or orders of relevant regulatory and governmental authorities will be obtained, without adverse conditions or qualification, that the Arrangement will be completed in accordance with the terms and conditions of the Arrangement Agreement:  (i) without additional material costs or liabilities to Lithium Americas; (ii) without waiver of, or amendment to, any term or condition thereof that is in any way material to our analyses; and (iii) in compliance with all applicable laws.

The Opinion is rendered as of May 15, 2023 on the basis of securities markets, economic, financial and general business conditions prevailing as at such date, and the condition and prospects, financial and otherwise, of Lithium Americas, Lithium Argentina and Lithium Americas (NewCo) as they were reflected in the Information and as they were represented to Stifel GMP in discussions with the management of Lithium Americas. In rendering the Opinion, Stifel GMP has assumed that there are no material changes or material facts relating to Lithium Americas, Lithium Argentina and Lithium Americas (NewCo), or their respective business, operations, capital or future prospects which have not been publicly disclosed. Any changes therein may affect the Opinion and, although Stifel GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after such date.

Stifel GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, Stifel GMP has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by Stifel GMP based on Stifel GMP's experience in rendering such opinions.

In our analysis and in connection with the preparation of the Opinion, Stifel GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While, in the professional opinion of Stifel GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

In addition, the Opinion is not, and should not be construed as, advice as to the price at which Lithium Americas Shares or Lithium Americas (NewCo) Shares may trade at any future date.

Fairness Methodology

In support of this Opinion, Stifel GMP has performed certain analyses on Lithium Americas, Lithium Argentina and Lithium Americas (NewCo), based on those methodologies and assumptions that we considered appropriate in the circumstances for the purpose of providing this Opinion. In the context of this Opinion, we considered, among other things, the following methodologies:

i. Pre-Arrangement Value

ii. Post-Arrangement Value

iii. Capital Liquidity Analysis

iv. Certain Other Qualitative Factors

Pre-Arrangement Value

In determining the current value of the Company and its assets, Stifel GMP analyzed its current market capitalization and Price to Net Asset Value ("P/NAV") multiple against that of comparable publicly traded companies or assets which have been determined to have similar characteristics.

Post-Arrangement Value

In assessing the impact of the Arrangement on the value of the Company's assets, Stifel GMP reviewed the value of the new components of capital introduced as part of the Arrangement and compared such value of the Company prior to and after the impact of the Arrangement. In determining the value of Lithium Argentina and Lithium Americas (NewCo), Stifel GMP used the following principal methodologies (as each such term is further described below):

a) Discount Cash Flow Analysis;

b) Comparable Trading Analysis; and

c) Precedent Transaction Analysis

Post-Arrangement Value - Discounted Cash Flow Analysis

Stifel GMP performed a DCF analysis of the Company's Argentinian and American lithium business units using management's financial models as adjusted by Stifel GMP. The DCF analysis involved discounting to present value the forecast after-tax free cash flow of each business unit using a consensus buildup of future lithium carbonate/lithium hydroxide prices. The management projections also included estimated future cash flows from the Company's future development assets. The management projections provided the resource life of each asset and thus in each case did not require a terminal multiple.

Each business unit's cash flows were discounted using different discount rates that Stifel GMP deemed appropriate. The present values of Thacker Pass were calculated by applying a discount rate of 10%, which is in line with the discount rate used by equity research analysts for similar development-stage lithium assets, which typically ranges from 9%-10%.

The present values for Cauchari-Olaroz were calculated by applying a discount rate of 9%, which is in line with the discount rate used by equity research analysts for similar production-stage lithium assets, which typically ranges from 9%-10%. The present values for Pastos Grande were calculated by applying a discount rate of 11%, which is within the discount rate range used by equity research analysts for similar, pre-construction stage lithium assets, which typically ranges from 10%-12%.

Post-Arrangement Value - Comparable Companies Trading Analysis

Comparable companies trading analysis is a relative value analysis that uses the trading and financial metrics of other publicly traded companies or assets which have been determined to have similar characteristics. Stifel GMP reviewed public market trading multiples of select publicly-traded lithium development and production companies which Stifel GMP considered to be comparable to each of Lithium Americas' Argentinian and North American business units.

Stifel GMP considered the P/NAV and EV to EBITDA multiple ("EV/EBITDA") to be the most relevant metrics for purposes of the comparable companies trading analysis. Stifel GMP examined multiples based on P/NAV and EV/EBITDA for each of the comparable companies and then compared those multiples to Lithium Argentina, Lithium Americas (NewCo) and the current (pre-Arrangement) Company.

Post-Arrangement Value - Precedent Transaction Analysis

The precedent transaction analysis considers transaction multiples paid in the context of the purchase or sale of the public company or assets. Stifel GMP reviewed publicly available information in connection with nineteen merger transactions involving the acquisition of lithium development and production companies and assets that Stifel GMP considered relevant.

Stifel GMP also reviewed P/NAV multiples paid to shareholders of target companies in select change of control transactions considered by Stifel GMP to be relevant and applied those to the NAV to derive the potential implied value of Lithium Argentina and Lithium Americas (NewCo) as separate entities as a result of the Arrangement.

Capital Liquidity Analysis

Stifel GMP conducted an analysis on the capital liquidity needs of the Company currently (pre-Arrangement) against the needs of Lithium Argentina and Lithium Americas (NewCo) as standalone entities. Stifel GMP reviewed the DCF analysis to determine whether any capital shortfalls were forecasted and the respective entities' ability to access capital markets should they require additional financing.

Certain Other Qualitative Factors

Stifel GMP considered other qualitative factors with respect to the Arrangement, including but not limited to the strategic benefits of separating Lithium Americas' assets into two separate entities and the capital markets profile of the separate entities including liquidity, access to capital and future prospects. Stifel GMP also considered the different risks Lithium Americas is currently exposed to which include but are not limited to exploration, development and financing risks.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, Stifel GMP is of the opinion that, as at the date hereof, the Arrangement Consideration is fair, from a financial point of view, to the Shareholders.

The Opinion has been provided solely for the use of the Board of Directors of Lithium Americas for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the prior written consent of Stifel GMP.

Other than as authorized herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without Stifel GMP's prior written consent. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

Yours very truly,

Stifel Nicolaus Canada Inc.

SCHEDULE "E"
INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

JUN 16 2023

ENTERED

No. S234337
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING LITHIUM AMERICAS CORP. AND 1397468 B.C. LTD.

LITHIUM AMERICAS CORP.

PETITIONER

ORDER MADE AFTER APPLICATION
(Interim Order)

BEFORE	) MASTER MUIR.	) June 16, 2023

ON THE APPLICATION of the Petitioner, Lithium Americas Corp. ("**LAC**") for an Interim Order pursuant to section 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**") in connection with a proposed arrangement (the "**Arrangement**") with 1397468 B.C. Ltd. ("**New LAC**") to be effected on the terms and subject to the conditions set out in a plan of arrangement (the "**Plan of Arrangement**"), without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia, on June 16, 2023 and ON HEARING Danielle DiPardo, counsel for the Petitioner, and upon reading the Petition to the Court herein and the Affidavit of Oleksandr Shulga sworn on June 14, 2023 and filed herein (the "**Shulga Affidavit**"); and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the *United States Securities Act of 1933*, as amended as a basis for an exemption from the registration requirements thereof with respect to the issuance of securities under the proposed Plan of Arrangement based on the Court's approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities in the exchange;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft management information circular (the "**Circular**") attached as Exhibit "A" to the Shulga Affidavit.

MEETING

2. Pursuant to Sections 186 and 288-291 of the BCBCA, LAC is authorized and directed to call, hold and conduct an annual and special meeting (the "**Meeting**") of the

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(a) to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**") of the Shareholders approving the Arrangement under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Schedule "A" to the Circular;

(c) to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the articles of LAC and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the BCBCA and the articles of LAC, and subject to the terms of the Arrangement Agreement, LAC, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Arrangement Agreement, notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice sent to the LAC Securityholders (defined below) by one of the methods specified in paragraph 9-13 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of LAC.

5. The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting, unless LAC determines that it is advisable, and subject to the consent of the New LAC in writing acting reasonably.

AMENDMENTS

6. Prior to the Meeting, LAC is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement, without any additional notice to the Shareholders or further orders of this Court, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting.

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RECORD DATE

7. The record date for determining the Shareholders entitled to receive notice of, attend and vote at the Meeting shall be the close of business in Vancouver, British Columbia on June 12, 2023, or such other date as may be agreed to by LAC and New LAC (the "**Record Date**").

NOTICE OF MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and LAC shall not be required to send to the Shareholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9. The Circular, the Notice of Hearing of Petition and the form of proxy, letter of transmittal, and voting information form in substantially the same forms as contained in Exhibits "B", "C", "D", and "E" to the Shulga Affidavit (collectively referred to as the "**Meeting Materials**"), with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be made available to the Shareholders as they appear on the central securities register of LAC or the records of its registrar and transfer agent as at the close of business on the Record Date at least 30 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, pursuant to the Notice-and-Access Provisions under Canadian Securities Regulations under s. 9.1.1. of National Instrument 51-102 – *Continuous Disclosure Obligations* ("**NI 51-102**"), and with respect to beneficial Shareholders, under s. 2.7.1 of National Instrumental 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**") (together the "**Notice-and-Access Provisions**"), which Notice-and-Access Provisions require, in either case, delivery at least 30 clear days before the date of the Meeting, excluding the date of mailing of the form of notice (the "**Notice**") as prescribed under Notice-and-Access Provisions or delivery, to the Shareholders who are registered Shareholders on the Record Date and to beneficial Shareholders as of the Record Date, where applicable, by providing in accordance with NI 54-101, the requisite number of copies of the Notice to intermediaries and registered nominees.

10. The Notice, which includes access to the Meeting Materials pursuant to the Notice-and-Access Provisions described above, will be sent by prepaid ordinary mail addressed to each of the Shareholders, at his or her address appearing in the records of LAC, or by delivery of same by personal delivery courier service or by electronic transmissions to any such Shareholder who identifies himself or herself to the satisfaction of LAC and who requests or accepts such electronic transmission. Shareholders who wish to receive a paper copy of the Meeting Materials in advance of the Meeting should submit their request to the Company no later than July 10, 2023, to allow themselves sufficient time to receive and review the materials before the proxy submission deadline of 10:00 a.m. (Pacific Time) on July 27, 2023. The Company will send materials within three (3) business days of receiving a request if the request is received before the meeting date, or within 10 days if received on or after the meeting date. Shareholders should consider emailing their request to the Company, and requesting an electronic copy of the

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11. The Notice, which includes access to the Meeting Materials and Notice Materials (defined below) pursuant to the Notice-and-Access Provisions described above, will be sent by prepaid ordinary mail addressed to each LAC director and to LAC's auditor at his or her address as it appears on the records of LAC, or by delivery of same by personal delivery courier service or by electronic transmissions to any such director or auditor who identifies himself or herself to the satisfaction of LAC and who requests or accepts such electronic transmission.

12. Notice-and-Access Provisions require posting of all Meeting Materials to an internet website, in addition to SEDAR, accessible by each Shareholder and each beneficial Shareholder. LAC will post the Meeting Materials to www.lithiumamericas.com, and the link will be included in the Notice being mailed to each registered Shareholder and each beneficial Shareholder. This link will be activated by LAC on the date of mailing the Notice.

13. The Circular and Notice of Hearing of Petition in connection with the Final Order in substantially the same forms as contained in Exhibits "B" and "C", respectively, to the Shulga Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order (the "**Notice Materials**"), shall be sent to the holders of LAC Equity Awards (and together with the Shareholders, the "**LAC Securityholders**") to the address of such holder as it appears in the applicable records of LAC, or by email or facsimile transmission, to such persons, at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal.

14. Accidental failure of or omission by LAC to give notice to any one or more persons entitled thereto, or the non-receipt of such notice by one or more persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of LAC (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of LAC, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. Provided that notice of the Meeting is given, the Meeting Materials and the Notice Materials are sent to the LAC Securityholders, as applicable, and in each case to other persons entitled to be sent such materials in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived and no other form of service of the Meeting Materials or Notice Materials or any portion thereof need be made or notice given, or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

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DEEMED RECEIPT OF NOTICE

16. The Meeting Materials and the Notice Materials (and any amendments, modifications, updates or supplements to the Meeting Materials and the Notice Materials and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

    (a) in the case of mailing pursuant to paragraphs 10, 11 and 12 above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

    (b) in the case of delivery in person pursuant to paragraph 11 above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person's address in paragraph 11 above;

    (c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 12 above, when dispatched or delivered for dispatch; and

    (d) in the case of delivery to clearing agencies or intermediaries for onward distribution pursuant to paragraph 12 above, the day following delivery to clearing agencies or intermediaries.

UPDATING MEETING MATERIALS

17. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and the Notice Materials, may be communicated to the LAC Securityholders, or any other person entitled thereto in compliance with this Interim Order, by press release, news release, newspaper advertisement or by notice sent to the LAC Securityholders, or by any of the means set forth in paragraph 9-13 herein, as determined to be the most appropriate method of communication by the Board of Directors of LAC.

QUORUM AND VOTING

18. The quorum required at the Meeting shall be two (2) persons, present in person or by proxy, being Shareholders entitled to vote at the Meeting, and who hold at least five percent (5%) of the LAC Common Shares entitled to vote at the Meeting.

19. The vote required to pass the Arrangement Resolution shall be the affirmative vote of at least:

    (b) a majority of the votes cast by Shareholders other than those required to be excluded pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*.

20. Any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Shares represented by such spoiled votes, illegible votes, defective votes or abstentions not be counted in determining the number of LAC Common Shares represented at the Meeting. Proxies that are properly signed and dated

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but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

21. In all other respects, the terms, restrictions and conditions set out in the articles of LAC shall apply in respect of the Meeting.

PERMITTED ATTENDEES

22. The only persons entitled to attend the Meeting shall be (i) the registered Shareholders as of the close of business in Vancouver, British Columbia on the Record Date, or their respective proxyholders, (ii) LAC's directors, officers, auditors and advisors, (iii) representatives of New LAC, including any of their respective directors, officers and advisors, and (iv) any other person admitted on the invitation of the chair of the Meeting or with the consent of the chair of the Meeting. and the only persons entitled to be represented and to vote at the Meeting shall be the registered Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

23. Representatives of LAC's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

24. LAC is authorized to use the form of proxy (in substantially the same form as attached as Exhibit "C" to the Shulga Affidavit) in connection with the Meeting, subject to LAC's ability to insert dates and other relevant information in the form and, subject to the Arrangement Agreement, with such amendments, revisions or supplemental information as LAC may determine are necessary or desirable. LAC is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

25. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by the Shareholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the chair of the Meeting.

DISSENT RIGHTS

27. Registered Shareholders shall be the only Shareholders entitled to exercise rights of dissent. A beneficial holder of LAC Common Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Shareholder to dissent on behalf of the beneficial holder of LAC Common Shares or, alternatively, make arrangements to become a registered

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Shareholder. For the purposes of rights to dissent in respect of the Arrangement Resolution, reference to the term "shareholder" in Division 2 of Part 8 of the BCBCA shall be read to mean registered Shareholder as such term is used herein, reference to "notice shares" in Division 2 of Part 8 of the BCBCA shall be read to mean LAC Common Shares, as such term is defined herein, in respect of which dissent is being validly exercised under any notice of dissent, and reference to "the company" in section 244(3), 245, 246(h) and 247(c) of the BCBCA shall be read to mean LAC.

28. In order for a registered Shareholder to exercise such right of dissent (the "**Dissent Right**"):

(b) a dissenting Shareholder must not have voted his, her or its LAC Common Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution, and a vote against the Arrangement Resolution or an abstention shall not constitute written notice of dissent;

(d) the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and this Interim Order.

29. Notice to the Shareholders of their Dissent Right with respect to the Arrangement Resolution shall be given by including information with respect to the Dissent Right in the Circular to be sent to Shareholders in accordance with this Interim Order.

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30. Subject to further order of this Court, the rights available to the Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

31. Upon the approval, with or without variation, by the Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, LAC may apply to this Court for, inter alia, an order:

(a) pursuant to s. 291(4)(a) of the BCBCA, approving the Arrangement; and

(b) pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement, and the distribution of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the distribution

(collectively, the "**Final Order**"),

and the hearing of the Final Order shall be held at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time), as the case may be, on August 4, 2023, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

32. The form of Notice of Hearing of Petition in connection with the Final Order attached to the Shulga Affidavit as Exhibit "B" is hereby approved as the form of Notice of Proceedings for such approval. Any LAC Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

33. Any LAC Securityholder seeking to appear at the hearing of the application for the Final Order must file and deliver a Response to Petition (a "**Response**") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner's solicitors at:

CASSELS, BROCK & BLACKWELL LLP
Barristers and Solicitors
2200 - 885 West Georgia St.
Vancouver, British Columbia, Canada V6C 3E8
Attention: Jessica Lewis

Fax number for delivery: (604) 691-6120

Telephone: (778) 372-6791

by or before 4:00 p.m. (Vancouver time) on the date that is two business days prior to the date of the hearing of the application for the Final Order.

34. Sending the Petition and Notice of Hearing of Petition in connection with the Final Order and this Interim Order in accordance with paragraphs 9-13 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service

SCHEDULE "F"
NOTICE OF HEARING FOR FINAL ORDER

No. S234337
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING LITHIUM AMERICAS CORP. AND 1397468 B.C. LTD.

LITHIUM AMERICAS CORP.

PETITIONER

NOTICE OF HEARING OF PETITION

To: The holders (the "**Shareholders**") of common shares of Lithium Americas Corp. ("**LAC**"), and any holder of LAC Equity Awards (collectively with Shareholders, the "**LAC Securityholders**")

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by the Petitioner, LAC, in the Supreme Court of British Columbia (the "**Court**") for approval of a plan of arrangement (the "**Arrangement**") pursuant to the *Business Corporations Act*, S.B.C. 2002, c.57, as amended (the "**BCBCA**").

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application pronounced by Master Muir on June 16, 2023 the Court has given directions as to the calling of a special meeting of the Shareholders (the "**Meeting**"), for the purpose of, among other things, considering, voting upon and approving the Arrangement.

AND NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, the Petitioner intends to apply to the Court for a final order approving the Arrangement and for a determination that the terms of the Arrangement are procedurally and substantively fair and reasonable (the "**Final Order**"), which application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on August 4, 2023, at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the Court may direct (the "**Final Application**").

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the Final Application, but only if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition ("**Response**") in the form prescribed by the *Supreme Court Civil Rules*, and delivered a copy of the filed Response, together with all affidavits and other material upon which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submission, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on the date that is two business days prior to the date of the hearing of the application for the Final Order:

The Petitioner's address for delivery is:

CASSELS, BROCK & BLACKWELL LLP
Barristers and Solicitors
2200 - 885 West Georgia St.
Vancouver, British Columbia, Canada V6C 3E8
Attention: Jessica Lewis

Fax number for delivery: (604) 691-6120

Telephone: (778) 372-6791

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Response" as aforesaid. You may obtain a form of "Response" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend, either in person or by counsel, at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the LAC Securityholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Securityholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Estimated time required: 20 minutes

This matter is not within the jurisdiction of a Master.

Date: June 16, 2023

Signature of lawyer for the Petitioner
Jessica Lewis / Danielle DiPardo

SCHEDULE "G"
DISSENT PROVISIONS OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 - Dissent Proceedings

Definitions and application

237(1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238(1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91, or

(iii) without limiting subparagraph (i), in the case of a benefit company, to alter the company's benefit provision;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) n respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder's shares carry the rights to vote, is entitled to dissent under section 51.995(5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240(1)  If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)  if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE "H"
INFORMATION CONCERNING NEW LAC POST-ARRANGEMENT

FORWARD LOOKING INFORMATION

This Schedule and documents incorporated by reference herein include and incorporate statements that are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements includes, but are not limited to, statements regarding LAC's management's expectations, hopes, beliefs, intentions or strategies regarding New LAC's future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking information.

In particular, this Schedule contains forward-looking statements include, but are not limited to, statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto; the tax treatment of the Arrangement; the expected operations, financial results and condition of New LAC following the Arrangement; New LAC's future objectives and strategies to achieve those objectives, including the future prospects of New LAC as an independent company; the listing of New LAC on the TSX and NYSE; any market created for New LAC Common Shares; the estimated cash flow, capitalization and adequacy thereof for New LAC following the Arrangement; the expected benefits of the Arrangement to, and resulting treatment of, New LAC Shareholders (as defined herein) and New LAC; the anticipated effects of the Arrangement; the estimated costs of the Arrangement; the satisfaction of the conditions to consummate the Arrangement; the capital structure, principal shareholders, directors and officers, compensation arrangements and structure, audit committee and corporate governance practices, auditors and transfer agent, and the material contracts of New LAC; development of the Thacker Pass Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; expectations regarding accessing funding from the ATVM Loan Program; expectations and anticipated impact of the COVID-19 pandemic; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project, including the lawsuit against the BLM (as defined herein) and the appeal filed in the United States Court of Appeal for the Ninth Circuit, both filed in February 2023; capital expenditures and programs; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Thacker Pass Project; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether certain Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; New LAC's ability to raise capital; expected expenditures to be made by New LAC on the Thacker Pass Project; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; successful development of the Thacker Pass Project, including successful results from New LAC's testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Thacker Pass Project; expected capital expenditures for the construction of the Thacker Pass Project; ability to achieve capital cost efficiencies; expectations and anticipated impact of the COVID-19 pandemic; the Master Purchase Agreement and the potential for additional financing scenarios for the Thacker Pass Project; the expected timetable for completing Tranche 2 of the GM Transaction; the ability of New LAC to complete Tranche 2 of the GM Transaction on the terms and timeline anticipated, or at all; the receipt of shareholder and required stock exchange and regulatory approvals, authorizations and court rulings, and the securing of sufficient funding to complete the development of Phase 1 of the Thacker Pass Project, required for Tranche 2 of the GM Transaction; and the expected benefits of the GM Transaction as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management's current beliefs, expectations and assumptions and are based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Schedule, certain assumptions have been made with respect to, among other things, the anticipated approval of the Arrangement by Shareholders and the Court; the anticipated receipt of any required regulatory approvals and consents; the expectation that LAC and New LAC will comply with the terms and conditions of the Arrangement Agreement; the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement; that no unforeseen changes in the legislative and operating framework for New LAC will occur; that New LAC will meet its future objectives and priorities;  that New LAC will have access to adequate capital to fund its future projects and plans; that New LAC's future project and plans will proceed as anticipated; assumptions regarding the New LAC's ability to secure sufficient additional financing to develop the Thacker Pass Project; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: conditions precedent or approvals required for the Arrangement not being obtained; the potential benefits of the Arrangement not being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; there being no established market for the New LAC Common Shares; LAC's ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; the reduced diversity of Lithium Argentina and New LAC as separate companies; the costs related to the Arrangement that must be paid even if the Arrangement is not completed; uncertainties inherent to feasibility studies and Mineral Resource and reserve estimates; the potential inability or unwillingness of current Shareholders to hold Lithium Argentina Common Shares and/or New LAC Common Shares following the Arrangement; risks related to New LAC's status as an independent reporting issuer following the Arrangement; the ability of New LAC to secure sufficient additional financing, advance and develop the Thacker Pass Project, and to produce battery grade lithium; the respective benefits and impacts of the Thacker Pass Project when production operations commence; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; New LAC's ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and New LAC's competitive position in the industry; continuing support of local communities and the Fort McDermitt Paiute and Shoshone Tribe for the Thacker Pass Project; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where New LAC operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on New LAC's operations; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for the Thacker Pass Project, and costs for any additional exploration work at the project; estimates of Mineral Resources and Mineral Reserves, including whether certain Mineral Resources will ever be developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering New LAC's permitting activities at the Thacker Pass Project; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance the Thacker Pass Project; New LAC's ability to obtain additional financing on satisfactory terms or at all, including the outcome of LAC's DOE (as defined herein) loan application; government regulation of mining operations and M&A activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; changes to New LAC's current and future business plans and the strategic alternatives available to New LAC; and the ability of New LAC to satisfy all closing conditions for Tranche 2 of the GM Transaction and complete the GM Transaction in a timely manner;  and all the other risk factors discussed in "Description of the Business - Risk Factors" and identified elsewhere in this Circular and the other disclosure documents incorporated by reference in this Circular.

All forward-looking statements included in and incorporated by reference into this Schedule are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of the Circular and, except as required by applicable law, neither LAC or Lithium Argentina, as applicable, nor New LAC undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by LAC or New LAC that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Reference should also be made to the section entitled "Forward-Looking Statements" in the Circular.

NON-GAAP FINANCIAL MEASURES

This Schedule and the Circular, including the documents incorporated by reference herein, include disclosure of certain non‐GAAP financial measures or ratios, including expected average annual EBITDA with respect to the results of the feasibility study for the Thacker Pass Project presented in this Schedule. Such measures have no standardized meaning under IFRS and may not be comparable to similar measures used by other issuers. LAC believes that these measures and ratios provide investors with an improved ability to evaluate the prospects of LAC and in particular, its Thacker Pass Project. As the Thacker Pass Project is not in production the prospective non‐GAAP financial measures or ratio presented may not be reconciled to the nearest comparable measure under IFRS and the equivalent historical non-GAAP financial measure for the prospective non‐GAAP measure or ratio discussed herein is nil$. Also see "Use of Non-GAAP Financial Measures and ratios" in LAC's MD&A incorporated by reference herein for additional information on other non-GAAP financial measures or ratios utilized by LAC.

INFORMATION CONCERNING NEW LAC POST-ARRANGEMENT

The following describes the proposed business of New LAC, post-Arrangement, and should be read together with the New LAC Pro Forma Financial Statements (as defined herein) contained in Schedule "L" to the Circular. Except where the context otherwise requires, all of the information contained in this Schedule is made on the basis that the Arrangement has been completed as described in the Circular.

Unless the context otherwise requires, all capitalized terms used but not defined in this Schedule have the same meanings ascribed to them in the Circular to which this Schedule is attached.

All currency in this Schedule is stated in U.S. dollars unless otherwise indicated.

CORPORATE STRUCTURE

PRE-ARRANGEMENT TRANSACTIONS

1397468 B.C. Ltd., being New LAC, was incorporated under the BCBCA on January 23, 2023 in order to carry out the Arrangement. Until the Arrangement is effected, New LAC will have no assets or liabilities, will conduct no operations and will not issue any shares in its capital stock. New LAC's head office and registered office is located at 300 - 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

INTERCORPORATE RELATIONSHIPS

In connection with the completion of the Arrangement, New LAC will be renamed "Lithium Americas Corp." and become New LAC.

The post-Arrangement corporate structure of New LAC, its subsidiaries, the jurisdiction of incorporation of such corporations and the percentage of equity ownership are set out in the following chart:

DESCRIPTION OF THE BUSINESS

OVERVIEW

New LAC is not currently a reporting issuer and the New LAC Common Shares are not currently listed on any stock exchange. If the Arrangement is completed, it is expected that New LAC will be a reporting issuer in each of the provinces and territories of Canada and be a registrant subject to the U.S. Exchange Act.

Upon completion of the Arrangement, New LAC will be a Canadian-based lithium resource company owning LAC's existing assets in North America, including its Thacker Pass Project in which it holds a 100% interest, investments in Green Technology Metals Limited ("GT1") and Ascend Elements, Inc. ("Ascend Elements"), and exploration properties in the United States and Canada.

The Thacker Pass Project is currently a development stage property in which Lithium Nevada Corp. ("Lithium Nevada"), a wholly owned subsidiary of LAC, has a 100% interest. The Thacker Pass Project is located in Humboldt County in northern Nevada, approximately 100 kilometers (km) north-northwest of Winnemucca, approximately 33 km west-northwest of Orovada, Nevada, and 33 km due south of the Oregon border. It is situated within 44 North (T44N), Range 34 East (R34E), and within portions of Sections 1 and 12; T44N, R35E within portions of Sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, and 17; and T44N, R36E, within portions of Sections 7, 8, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, and 29, and encompasses approximately 4,236 hectares (ha).

The Thacker Pass Project is well aligned with the U.S. national agenda to enhance domestic supply of critical minerals and has the potential to be a leading near-term source of lithium for the North American battery supply chain. With a measured and indicated resource estimate of 16.1 million (M) tonnes (t) of lithium carbonate equivalent ("LCE"), the Thacker Pass Project is one of the largest resources and most advanced development projects known in the United States. In the near-term, New LAC will be focused on advancing the project towards Phase 1 production. In March 2023, LAC announced the start of construction of the Thacker Pass Project, following a favorable ruling from the U.S. District Court, District of Nevada (the "Federal District Court") declining to vacate the Record of Decision ("ROD"). Once complete, Phase 1 of Thacker Pass targets 40,000 tpa of lithium carbonate production.

In January 2023, LAC entered into the Master Purchase Agreement with GM pursuant to which GM will make an approximately US$650 million equity investment in two tranches to fund the development of the Thacker Pass Project and entered into the Offtake Agreement with GM to purchase lithium carbonate produced from Phase 1 of the Thacker Pass Project. LAC has received proceeds from the first tranche in the amount of approximately US$320 million. New LAC expects to receive the second tranche of approximately US$330 million following the closing of the Arrangement, subject to a condition that New LAC secures sufficient funding to complete the development of Phase 1 of the Thacker Pass Project. Separately, LAC has received a Letter of Substantial Completion from the U.S. Department of Energy ("DOE") with respect to its application for a loan under the ATVM Loan Program. The loan application process is subject to confirmatory due diligence and negotiation. If secured, New LAC expects the ATVM loan to provide up to 75% of the total capital costs for the Thacker Pass Project's Phase 1 construction.

Thacker Pass Project's significant resource provides New LAC opportunities for meaningful growth beyond Phase 1. Following the completion of Phase 1, it is expected that New LAC will commence the development for Phase 2 of the Thacker Pass Project, which targets an additional 40,000 tpa of lithium carbonate production. New LAC expects to grow its execution team as the development of the Thacker Pass Project progresses.

Beyond the development of the Thacker Pass Project, it is expected that New LAC will pursue other growth opportunities in North America should such opportunities and their timing be viewed as attractive and desirable to New LAC and its shareholders. Through a strategic collaboration agreement with GT1, it is expected that New LAC will maintain dialogue with GT1 with respect to any joint exploration and development opportunities in North America, leveraging GT1's extensive experience exploring and developing hard rock resources in the region.

For a detailed description of Thacker Pass Project, please refer to "Information Concerning the Thacker Pass Project" attached as Appendix "C" to this Schedule as well as the technical report filed by LAC in accordance with NI 43-101 titled "Feasibility Study National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of November 2, 2022 (the "Thacker Pass TR").

RECENT DEVELOPMENTS

The following is a summary of significant developments in LAC's North American Business, which forms the business of New LAC, over the past three years:

Thacker Pass Project

Recent Significant Events

On May 16, 2023, the U.S. Department of the Interior Bureau of Land Management ("BLM") issued its determination of the remand ordered by the Federal District Court on February 6, 2023, which concluded that tailings and other waste storage areas have sufficient mineralization to meet BLM's standards, with the exception of limited acreage at the two waste rock facilities where the BLM indicated LAC could instead proceed with alternative measures to establish suitable mining-claim tenure, which LAC intends to pursue in due course.

On March 2, 2023, LAC announced the commencement of construction at the Thacker Pass Project, including site preparation, geotechnical drilling, well installation, water pipeline development and associated infrastructure, following the receipt of notice to proceed from the BLM.

On February 7, 2023, LAC announced that it received a favorable ruling from the Federal District Court for the appeal filed against the BLM for the issuance of the ROD relating to the Thacker Pass Project. The Federal District Court declined to vacate the ROD, ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings, and did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project. See "Regulatory and Permitting Update" for further details concerning the ruling on the ROD appeal as well as details concerning subsequent appeals and motions filed in connection with the ruling and new lawsuits filed against the BLM relating to the ROD.

On January 31, 2023, LAC announced the results of the feasibility study on the Thacker Pass Project and the filing of the Thacker Pass TR. See "Information Concerning the Thacker Pass Project" attached as Appendix "C" to this Schedule for further details concerning the feasibility study and the Thacker Pass TR.

On July 20, 2022, LAC celebrated the inauguration of its Lithium Technical Development Center ("LiTDC") in Reno, Nevada, with a formal ribbon-cutting ceremony. The center was developed to demonstrate the chemical process designed for the Thacker Pass Project in an integrated process testing facility. Production commenced in June 2022 to replicate the Thacker Pass Project flowsheet from raw ore to final product samples and the center will support ongoing optimization work, confirm assumptions in the design and operational parameters and provide product samples for potential customers and partners.

Regulatory and Permitting Update

The Thacker Pass Project was issued a ROD by the BLM on January 15, 2021 for the proposed mine, plant and ancillary facilities that are part of the Thacker Pass Project. The BLM also approved LAC's proposal to conduct exploration work to the north and south of the proposed Thacker Pass Project site and processing facilities. The ROD was issued following the BLM's National Environmental Policy Act of 1969 ("NEPA") review process for the Thacker Pass Project. This NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process. The approved Mine Plan of Operations ("MPO") contemplates production of battery-grade lithium hydroxide, lithium carbonate and lithium metal (up to 60,000 tpa of LCE).

The BLM's issuance of the ROD was challenged in Federal District Court in 2021 (the "Initial ROD Challenge"), with the court rendering a favorable ruling on February 6, 2023, which declined to vacate the ROD for the Thacker Pass Project. The Federal District Court did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project, but the court did remand one legal issue to the BLM for consideration under U.S. mining law for which the BLM has since issued a determination. See "Recent Developments - Thacker Pass Project - Recent Significant Events".

A subsequent appeal of the Federal District Court's ruling in the Initial ROD Challenge was filed in the U.S. Court of Appeals for the Ninth Circuit in February 2023. LAC (or, post-Arrangement, New LAC) will continue to support the ROD issued by the BLM through the appeal process.

Separately, a new lawsuit was filed in Federal District Court in February 2023 by the Reno Sparks Indian Colony, the Burns Paiute Tribe, and the Summit Lake Paiute Tribe, concerning among other things, adequacy of consultation by the BLM for the issuance of the ROD. The arguments advanced in the new lawsuit overlap with certain of the arguments advanced during the Initial ROD Challenge. LAC (or, post-Arrangement, New LAC) intervened in this new lawsuit in support of the ROD. In March 2023, the Federal District Court denied the plaintiffs' requests for a temporary restraining order and preliminary injunction.

For a description of the risks associated with the challenges to the permit issued for Thacker Pass, see "Risk Factors - Risks Related to Resource Development - Thacker Pass Project Development Risk" and "Risk Factors - Risks Related to Our Business and Securities - Risks of Legal Proceedings".

LAC's application with the State of Nevada Division of Water Resources ("NDWR") for the transfer of certain water rights for Phase 1 of the Thacker Pass Project was approved by the State Engineer in February 2023. That approval decision is under appeal. LAC (or, post-Arrangement, New LAC) will continue to work with NDWR to uphold the approval of the transfer as the appeal progresses.

On February 25, 2022, the Nevada Division of Environmental Protection ("NDEP") issued the final key environmental permits from the state for the Thacker Pass Project. The three approved permits include the Water Pollution Control Permit, Mine Reclamation Permit and Class II Air Quality Operating Permit. An administrative appeal of NDEP's issuance of the Water Pollution Control Permit, which was filed with the Nevada State Environmental Commission in March 2022, was unanimously rejected by the Nevada State Environmental Commission on June 28, 2022.

Financing Strategy

On January 30, 2023, LAC entered into the Master Purchase Agreement with GM pursuant to which GM will make an approximately US$650 million equity investment in LAC in two tranches, to be used for the development of the Thacker Pass Project. In connection with the closing of Tranche 1 on February 16, 2023, GM subscribed for 15,002,243 subscription receipts of LAC which were automatically converted into 15,002,243 units comprising an aggregate of 15,002,243 LAC Common Shares and 11,890,848 Tranche 2 AEWs for gross proceeds of approximately US$320 million and entered into the Offtake Agreement and the Investor Rights Agreement with LAC, thereby becoming a significant shareholder of LAC and offtake partner. See "Items of Business - Approval of Matters in respect of the GM Transaction" in the Circular for further details regarding the GM Transaction and "Material Contracts - Agreements relating to the GM Transaction" for the material agreements in respect of the GM Transaction. Each Tranche 2 AEW is exercisable into one LAC Common Share at a price of US$27.74 for a term of 36 months from the date of issuance.

As the Tranche 2 investment is contemplated to occur following the completion of the Arrangement, the transaction agreements provide that upon the completion of the Arrangement, the relevant agreements reflecting the Tranche 2 investment will be superseded by equivalent agreements between GM and New LAC, with maximum pricing (being US$27.74 per share) being adjusted to reflect the relative value of New LAC compared to the value of Lithium Argentina.

In April 2022, LAC submitted, and is currently progressing, a formal application to the DOE for funding to be used at the Thacker Pass Project through the ATVM Loan Program, which is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and components used in those vehicles. On February 22, 2023, LAC announced that it received a Letter of Substantial Completion from the DOE Loan Programs Office for its application to support the financing of the Thacker Pass Project. The Letter of Substantial Completion determines that LAC's application for the DOE's ATVM Loan Program contains all the information necessary to conduct an eligibility assessment and can commence the process to engage in confirmatory due diligence and term sheet negotiation. If LAC is offered a loan by DOE, it expects funding from the ATVM Loan Program to provide up to 75% of the Thacker Pass Project's total eligible capital costs for construction for Phase 1. Relevant development costs incurred at the Thacker Pass Project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023. DOE's invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE's determination whether to proceed. See "Risk Factors - Risks Related to Resources Development - Risks Relating to the U.S. DOE ATVM Loan Program".

Equity Investments

On July 18, 2022, LAC made an equity investment in Ascend Elements, a US-based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares for US$5 million.

On April 28, 2022, LAC acquired a 5% stake in GT1, a North American focused lithium exploration and development company with hard rock spodumene assets in northwestern Ontario, Canada, in a private placement, for total consideration of US$10 million. On September 20, 2022, LAC entered into a strategic collaboration agreement with GT1, in which it owns a 5% stake, to advance a common goal of developing an integrated lithium chemical supply chain in North America.

COMPETITIVE CONDITIONS

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry's electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

A small number of companies dominate the production of end-use lithium products such as lithium carbonate and lithium hydroxide. The bulk of production occurs in brine deposits in South America and spodumene hard-rock deposits in Australia. There are a small number of additional companies who have initiated lithium-based production in recent years, as well as numerous additional companies pursuing the development of lithium mineral deposits globally.

MINERAL PRICE AND ECONOMIC CYCLES

The principal end-use product for New LAC's business will be lithium-based chemicals, including in particular battery-grade lithium carbonate. The markets for lithium-based products are affected by worldwide economic cycles and the volatility in supply and pricing that is commonly associated with commodity-based products. In the case of lithium-based products, demand is driven largely by the rate of adoption and manufacturing of lithium batteries, particularly those used in electric vehicles. Meanwhile, supply is driven by the production capacity of lithium producers and the ability of those operations to produce lithium products. Lithium refinery capacity has significantly expanded to refine technical grade lithium into a higher concentration of lithium with fewer impurities than non-battery grade lithium products.

At present, the market for lithium-based products is responding to recent supply constraints, as electric vehicle adoption has increased and corresponding demand for lithium-based products for electric vehicle batteries has increased. This increased demand has been accompanied by delayed supply increases, as the timeline for new production to become available is, in most cases, measured over several years and is not responsive to short-term demand increases. This has resulted in an overall rise in price volatility over the last 30 months. The increase in demand, as well as efforts by the governments to promote domestic industry through industrial policy and related efforts, has led to a significant increase in exploration and development stage lithium companies and projects being advanced worldwide.

INTANGIBLES

New LAC will hold patents in several countries on certain beneficiation processes and techniques concerning sedimentary deposits. The length of the patents varies by jurisdiction.

ECONOMIC DEPENDENCE

New LAC's business will be substantially dependent on the continued validity of the Offtake Agreement, pursuant to which New LAC will supply GM with lithium carbonate production from Phase 1 of the Thacker Pass Project. The price within the Offtake Agreement is based on an agreed price formula linked to prevailing market prices. For further details, see "Items of Business - Approval of Matters in respect of the GM Transaction" in the Circular.

CHANGES TO CONTRACTS

As construction activities have commenced at the Thacker Pass Project, New LAC will be working to settle agreements related to the construction of the project. The terms of these contracts will have important financial implications for the construction of the Thacker Pass Project and New LAC itself.

ENVIRONMENTAL PROTECTION

New LAC's operations will be subject to various laws and governmental regulations concerning environmental protection. LAC has secured all environmental permits required to start the development of the Thacker Pass Project under its currently contemplated development plan. The state environmental permits secure authorization for the initial phase of mining and processing activities; in some cases, LAC or New LAC, as applicable, would seek future authorizations to complete the full mine plan. This would include updating the Air Permit for Phase 2 plant operations, updating the Water Pollution Control Permit for mining below the water table and authorizing the use of water for dust suppression on the Kings River Basin side of the project for a portion of the mine and waste rock storage. The administrative process for issuance of the federal permit was challenged by third parties and on February 6, 2023, the Federal District Court rejected arguments by such third parties, ultimately ruling to decline to vacate the ROD for the Thacker Pass Project. For further information, see "Thacker Pass Project - Regulatory and Permitting Update" in this Schedule. Environmental protection measures are included in development planning, and the costs of such measures are reflected in applicable capital cost, operating cost and financial performance estimates for New LAC's projects.

ESG APPROACH

New LAC will continue to be committed to safely and responsibly developing and operating its sites and building strong relationships with local communities and all stakeholders, as well as adhering to the highest governance standards. New LAC's environmental, social, governance and safety (ESG-S) vision will continue to be to create shared value by being a safe, environmentally responsible and inclusive lithium company. New LAC's goal will be to minimize the impact on local communities and the environment, and to develop the Thacker Pass Project in a responsible and sustainable manner.

In July 2022, LAC published a 2021 ESG-S Report themed Enabling Transition, reaffirming LAC's commitment to responsible development and production, as well as highlighting LAC's ESG-S practices and overall progress made over the past two years (reporting period of January 1, 2020 to December 31, 2021). The full report is available at www.lithiumamericas.com/esg. The scope of the ESG-S Report includes the activities and interests of LAC and the wholly owned Thacker Pass Project.

In 2022, LAC worked with a leading global engineering firm to baseline expected operational Scope 1 (direct) and Scope 2 (indirect) greenhouse gas (GHG) carbon emissions intensity for Thacker Pass, including benchmarking against comparable peer projects for which carbon intensity is publicly disclosed. Estimated operational Scope 1 and Scope 2 carbon intensity per tonne of lithium carbonate (tCO2e/tLi2CO3e) is expected to be approximately 40% less than mining peers, placing it in a competitive position relative to other South American-based brine operations and substantially lower than US and Australian-based spodumene operations. In the first half of 2023, estimated operational Scope 3 carbon intensity for Thacker Pass is being calculated. The environmental and project teams are working together to identify opportunities to further reduce overall expected carbon intensity.

LAC is, and New LAC will be, committed to measuring, managing and mitigating water-resource impacts over the life cycle of its operations. From the outset, LAC has incorporated water stewardship considerations into its project decisions and design - a reflection of our driving focus on using water efficiently and limiting water quality impacts. According to the Water Risk Atlas (www.wri.org), Humboldt County in northern Nevada, where Thacker Pass is located, is considered low-medium for overall water risk. Demonstrating its commitment to low water consumption and recycling, in 2022, LAC conducted a detailed water cycle assessment for Thacker Pass. The Zero Liquid Discharge facility is designed for low-water consumption, heavily relying on water recycling to meet its needs. LAC's estimated annual well-water withdrawal for Phase 1 is 3.5 million square meters, with any water withdrawn estimated to be recycled and reused an average of seven times within the production process.

LAC partnered with UNR's Department of Mining and Metallurgical Engineering at the Mackay School of Earth Sciences and Engineering in 2021, to assess the socioeconomic and environmental footprint for the Thacker Pass project. Professor Ehsan Vahidi, Ph.D. will run the two-year program, which will include developing a lifecycle inventory database, quantifying the environmental performance of lithium production from claystone ore and analyzing the socioeconomic impacts from activity at Thacker Pass along with the impacts of other lithium production facilities around the world.

In October 2022, building on several years of engagement and relationship-building, a Community Benefits Agreement was jointly signed with the Fort McDermitt Paiute and Shoshone Tribe to establish a framework for continued collaboration and to define the long-term benefits for the Fort McDermitt Paiute and Shoshone Tribe. The Fort McDermitt Paiute and Shoshone Tribe is the closest Native American community to the project site, located approximately 40 miles from Thacker Pass. The Community Benefits Agreement is intended to provide infrastructure development, training and employment opportunities, support for cultural education and preservation, and synergistic business and contracting opportunities.

In September 2021, LAC joined as an IRMA (Initiative for Responsible Mining Assurance) Pending Member, which means the Company commits to having its projects audited against the new draft IRMA Ready Standard for Responsible Mineral Exploration and Development framework within 12 months of the standard's availability for application, expected in late 2023 or early 2024. IRMA is currently among the most stringent ESG standards for mining. In the first half of 2022, LAC worked with IRMA to pilot the new IRMA Ready Standard for Responsible Mineral Exploration and Development at the Thacker Pass project. LAC continues to identify and address areas of opportunities for improvement, in preparation for commencing an external audit upon adoption of the IRMA Ready Standard.

SPECIALIZED SKILL AND KNOWLEDGE

All aspects of New LAC's business will require specialized skills and knowledge. Such skills and knowledge include the areas of project execution including construction, logistical planning and procurement, operations and business readiness, community and government relations, engineering, regulatory, human resources management, finance and accounting, as well as exploration-related skills and knowledge, including geology and drilling. New LAC will rely upon its management, employees and various consultants for such expertise in addition to new hires as they are required with the advancement of the Thacker Pass Project.

EMPLOYEES

Upon the completion of the Arrangement, it is expected that New LAC and its subsidiaries will have a total of approximately 72 employees. The board of directors of New LAC (the "New LAC Board") will evaluate on an ongoing basis the expertise and skills required to meet New LAC's goals.

RISK FACTORS

Below are certain risk factors relating to New LAC that Shareholders should carefully consider in connection with and following the Arrangement. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information that appears elsewhere in the Circular. Additional risk factors relating to New LAC and its shareholders in connection with the Arrangement are set out in the Circular under the heading entitled "Risk Factors".

Risks Relating to the Arrangement

Risks Relating to Achieving the Expected Benefits of the Arrangement

LAC believes that New LAC, as a publicly-traded company, will be able to, among other things, better focus its financial and operational resources on the Thacker Pass Project, implement and maintain a capital structure designed to meet its specific needs, design and implement corporate strategies and policies that are targeted to its business and geographic focus of operations, more effectively respond to industry dynamics and create effective incentives for management and employees that are more closely tied to New LAC's business performance. However, by separating from LAC, New LAC may be more susceptible to market fluctuations, will not receive the benefit of the expected near-term cash flow positive operations of LAC from its Argentinian project interests,  and may experience other adverse events. In addition, New LAC may be unable to achieve some or all of the benefits that it expects to achieve as a separate company in the time expected, if at all. The completion of the Arrangement will also require significant amounts of New LAC's management's time and effort, which may divert management's attention from operating and growing New LAC's business.

Transition Services Risks

Following the completion of the Arrangement, New LAC will need to provide internally or obtain from unaffiliated third parties some of the services which the entities holding the North American Business currently receive from LAC, notwithstanding and further to the provision of transitional services and facilities by LAC and its affiliates to New LAC and its affiliates pursuant to the Transitional Services Agreement. New LAC may be unable to replace these services in a timely manner or on terms and conditions as favorable as those received from LAC. New LAC may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If New LAC fails to obtain the services necessary to operate effectively or if it incurs greater costs in obtaining these services, New LAC's business, financial condition and results of operations may be adversely affected.

Risks Relating to Carve-Out Financial Information

New LAC derived the historical financial information included in the Circular on a carve-out basis from LAC's consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position New LAC would have achieved as a separate publicly-traded company during the periods presented or those that New LAC will achieve in the future. This is primarily because of the following factors:

  Prior to the completion of the Arrangement, the operations of the North American Business were part of the operations of LAC's broader corporate organization, and LAC held interests in other mineral projects in addition to the North American Business. New LAC's historical financial information reflects allocations of corporate expenses from LAC for administrative and similar functions. These allocations may not reflect the costs New LAC will incur for similar services in the future as a standalone publicly-traded company.

  New LAC's historical financial information does not reflect changes that New LAC expects to experience in the future as a result of its separation from LAC, including changes in New LAC's cost structure, personnel needs, tax structure, financing and business operations. The entities holding the North American Business enjoyed certain benefits from LAC's operating diversity, size, borrowing leverage and available capital for investments, which may not be available to New LAC after the completion of the Arrangement. As a separate entity, New LAC may be unable to purchase services and technologies or access capital markets on terms as favorable as those obtained by the entities holding the North American Business as part of LAC prior to the completion of the Arrangement.

Following the completion of the Arrangement, New LAC will also be responsible for the additional costs associated with being a publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. Following the completion of the Arrangement, New LAC and Lithium Argentina are expected to enter into the Transitional Services Agreement for the provision of certain transitional services and facilities between the parties thereto for which New LAC will be required to pay certain costs. Certain costs incurred by LAC, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, information technology and other shared services, have historically been allocated to the North American Business by LAC; but these allocations may not reflect the future level of these costs as New LAC begins to source these services itself. Therefore, the financial statements of the North American Business may not be indicative of New LAC's future performance as a separate publicly-traded company. New LAC will not be able to provide assurance that its operating results will continue at a similar level when New LAC is a separate publicly-traded company. For additional information about New LAC's past financial performance and the basis of presentation of the financial statements, see New LAC's historical financial statements and the notes thereto included elsewhere in the Circular.

Risks Relating to Access to Capital Markets

From time to time New LAC may need to access the capital markets to obtain long-term and short-term financing. New LAC has not previously accessed the capital markets as a separate public company, and New LAC's access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including New LAC's business prospects and financial performance, its credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. New LAC will not be able to provide assurance that it will have access to the capital markets at the times and in the amounts needed or on terms acceptable to it.

Risk of Future Losses and Lack of Profitability

New LAC anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Thacker Pass Project. Although New LAC will have cash transferred from LAC in connection with the completion of the Arrangement, New LAC's ability to continue as a going concern following the completion of the Arrangement and the depletion of its capital will be dependent upon its ability to generate profits from its proposed mining operations, or to raise capital through equity or debt financing to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Risks Relating to the Securities and Business of New LAC

Risks Relating to Incipient Trading Market for New LAC Common Shares

There is no public market for the New LAC Common Shares prior to the completion of the Arrangement. The extent to which investor interest will lead to the development of a trading market or how liquid that market might be is not currently known. Holders of New LAC Common Shares ("New LAC Shareholders") may not be able to resell their New LAC Common Shares at or above the initial trading price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the New LAC Common Shares and limit the number of investors who are able to buy the New LAC Common Shares.

Risks Relating to Stability of Stock Price and Availability of a Continuing Public Market

The market price of the New LAC Common Shares may in the future be subject to significant fluctuations as a result of many factors, some of which will be beyond New LAC's control. Among the factors that could in the future affect New LAC's stock price are:

  quarterly variations in New LAC's results of operations;

  changes in market valuations of similar companies and stock market price and volume fluctuations generally;

  changes in earnings estimates or the publication of research reports by analysts;

  speculation in the press or investment community about New LAC's business or the mining industry generally;

  strategic actions by New LAC or its competitors such as acquisitions or restructurings;

  a thin trading market for the New LAC Common Shares may develop, which could make it somewhat illiquid;

  regulatory developments;

  additions or departures of key personnel;

  the selling price of lithium;

  general market conditions; and

  domestic and international economic, market and currency factors unrelated to New LAC's performance.

The stock markets have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of New LAC Common Shares.

Additionally, there is no guarantee of a continuing public market to resell the New LAC Common Shares. New LAC will not be able to provide assurance that an active and liquid public market for the New LAC Common Shares will develop or continue.

Risk of Diluted Interest Resulting from Future Equity Issuances

New LAC may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future exploration, development and acquisition plans, repayment of outstanding indebtedness or issuances and exercises under the New LAC Incentive Plan, without shareholder approval, in a number of circumstances.

Issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

  existing shareholders' proportionate ownership interest in New LAC will decrease;

  the amount of cash available for dividends payable on the New LAC Common Shares may decrease or be nil;

  the relative voting strength of each previously outstanding New LAC Common Share may be diminished; and

  the market price of the New LAC Common Shares may decline.

Thacker Pass Financing Risks

New LAC will have significant capital requirements associated with the development of its Thacker Pass Project, and will require additional financing to advance the project into construction as planned. In addition, a condition of the Tranche 2 investment under the GM Transaction is that LAC (or post-Arrangement, New LAC) must secure sufficient funding to complete the development of Phase 1 of the Thacker Pass Project. New LAC may pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options, warrants or other convertible securities are issued, or result in additional or more onerous restrictions on New LAC's business, and substantial interest and capital payments if new debt financing is obtained. LAC submitted a loan application to the U.S. DOE as partial financing for the Thacker Pass Project, which, if granted, is not expected to have a dilutive effect but would result in New LAC being more highly leveraged, which could have a material adverse effect on New LAC's future prospects if it is unable to satisfy its debt obligations as they become due.

The ability of New LAC to arrange additional financing for the Thacker Pass Project in the future will depend, in part, on prevailing capital market conditions as well as the business performance of New LAC. Failure to obtain additional financing on a timely basis may cause New LAC to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on New LAC's business, results of operations and financial condition.

Risks Relating to the GM Transaction

There is a risk that Tranche 2 of the GM Transaction is not completed after the completion of the GM Transaction. The GM Transaction will be subject to a number of conditions and approvals, including in connection with Tranche 2, LAC (or, post-Arrangement, New LAC) securing sufficient funding to complete the development of Phase 1 of the Thacker Pass Project as set out in the Thacker Pass TR, among other conditions. Many of these conditions will be outside the control of LAC (or, post-Arrangement, New LAC) and there can be no certainty that all conditions to Tranche 2 of the GM Transaction will be satisfied or completed, that all approvals (regulatory and otherwise) required to complete the GM Transaction will be received, or that the GM Transaction will be completed on the anticipated terms and timeline described herein, or at all. LAC has also committed to seeking shareholder approval for the pricing of Tranche 2 and to permit GM to acquire a 20% or greater interest in LAC (or, post-Arrangement, New LAC), in order to meet anticipated requirements of the TSX, and failure to obtain such approvals could result in limitations on the size and scope of the second tranche.

In addition, there can be no certainty that the potential benefits of the GM Transaction will be realized, and there is a risk that the dilution of the interests of shareholders of LAC (or, post-Arrangement, New LAC) arising from the GM Transaction will have an impact on the trading price for, and the market for trading in, the securities of LAC (or, post-Arrangement, New LAC). As a result of the closing of Tranche 1 of the GM Transaction, GM received a set of investor rights, based upon certain ownership thresholds and production commitments with LAC (or, post-Arrangement, New LAC), which may affect the rights and entitlements of other securityholders of LAC (or, post-Arrangement, New LAC) adversely and restrict certain actions of LAC (or, post-Arrangement, New LAC), including with respect to board nomination rights, oversight and participation in future equity issuances of LAC (or, post-Arrangement, New LAC).

Significant Shareholder and Commercial Relationship Risks

GM holds approximately 9.4% of the outstanding shares of LAC as of the date hereof, and is anticipated to hold approximately the same amount of interest in New LAC following the completion of the Arrangement. The completion of Tranche 2 will result in a maximum aggregate holding of 19.9% of New LAC unless the requisite TSX and shareholder approvals are obtained to allow GM to acquire an ownership interest of 20% or more. Additionally, GM has a commercial relationship with LAC (or, post-Arrangement, New LAC) in respect of the Thacker Pass Project under the Offtake Agreement, and possesses board nomination rights, oversight and securities offering participation rights in respect of LAC (or, post-Arrangement, New LAC) pursuant to the Investor Rights Agreement.

As a result of its significant current and anticipated share holdings and investor rights, GM may have the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of New LAC and the approval of certain corporate transactions. There is a risk that the interests of GM may diverge from those of other shareholders and also discourage transactions involving a change of control, including transactions in which an investor, as a holder of New LAC's securities, would otherwise receive a premium for New LAC's securities over the then current market price. The significant holdings of GM could also create a risk that New LAC's securities are less liquid and trade at a relative discount compared to circumstances where GM did not have the ability to influence or determine matters affecting New LAC. Additionally, dispositions by significant shareholders could also have an adverse effect on the market price of the New LAC Common Shares.

Intellectual Property Risks

New LAC will rely on the ability to protect its intellectual property rights and will depend on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that LAC has adequately protected, or that New LAC will be able to adequately protect, its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that New LAC will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that New LAC's competitors could independently develop similar technology, processes or know-how; that New LAC's trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect New LAC's intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights. The inability to protect New LAC's intellectual property could have a material adverse effect on New LAC's business, results of operations and financial condition.

Risks of Relying on Consultants

LAC has relied on, and New LAC may continue to rely on, consultants and others for mineral exploration and exploitation expertise. LAC believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, New LAC may experience delays or increased costs in developing the Thacker Pass Project or other risks.

Risk of No Dividends

New LAC has not paid dividends on the New LAC Preference Shares and the New LAC Common Shares, none of which will be issued prior to the Arrangement, since incorporation, and New LAC will not have the ability to generate earnings in the immediate future following the completion of the Arrangement as the Thacker Pass Project is in the development stage. If development of the Thacker Pass Project is successfully completed, New LAC anticipates that it will retain its earnings and other cash resources for future operations and the ongoing development of its business. As such, New LAC does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be solely at the discretion of the New LAC Board, which will consider many factors including New LAC's operating results, financial condition and anticipated cash needs. For these reasons, New LAC may never pay dividends.

Talent Risk

LAC highly values the contributions of its key personnel. The future success of New LAC will continue to depend largely upon the performance of key officers, employees and consultants who have advanced the North American Business to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where New LAC will continue its operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, will become increasingly important to New LAC and its operations in the current climate. Any prolonged inability to retain key individuals, or to attract and retain new talent as LAC (and post-Arrangement, New LAC) grows, could have a material adverse effect upon New LAC's growth potential and prospects. Additionally, the purchase of any "key-man" insurance for any of the proposed directors, officers or key employees of New LAC is not currently anticipated.

Risks of Legal Proceedings

New LAC may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration and development business. Litigation related to environmental and climate change-related matters, and ESG disclosure is also on the rise. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. New LAC and the Thacker Pass Project may, from time-to-time, be subject to legal proceedings or the threat of legal proceedings. Please see "Description of the Business - Recent Developments" and "Legal Proceedings and Regulatory Actions" for further details. If New LAC were to be unsuccessful in defending any material claims against it, or unable to settle such claims on a satisfactory basis, it may be faced with significant monetary damages, injunctive relief or other negative impacts that could have a material adverse effect on New LAC's business and financial condition. To the extent New LAC is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

Risks of Enforcing U.S. Judgments

New LAC will be a Canadian company, organized under the laws of British Columbia and headquartered in the province. It is anticipated that certain of New LAC's directors and officers, and the experts named in this Schedule, will not be citizens or residents of the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States any judgments against New LAC and its directors and officers and the experts named in this Schedule, which are obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws, or (ii) bring in courts outside the United States an original action against New LAC and its directors and officers and the experts named in this Schedule to enforce liabilities based upon such U.S. securities laws.

Information Technology and Cybersecurity Risks

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and evolve in terms of severity and sophistication, particularly as a result of remote work. A cybersecurity attack would have the potential to compromise the business, financial and other systems of New LAC, and could go unnoticed for some time. Risks associated with cybersecurity threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs and time to prevent, respond to or mitigate cybersecurity incidents. It is anticipated that New LAC will implement a cybersecurity policy, continue to provide training to its personnel as a mitigation measure (as has been done by LAC) and will develop a response plan to address potential cybersecurity breaches. System and network maintenance, upgrades and similar best practices will also be followed. However, despite these measures, the occurrence of a significant cybersecurity incident could have a material adverse effect on New LAC's business and result in a prolonged disruption to it.

Risks of Loss of Foreign Private Issuer Status

As a "foreign private issuer", as such term is defined under the U.S. Exchange Act, New LAC will be exempt from certain of the provisions of U.S. federal securities laws. However, if New LAC were to lose its status as a foreign private issuer, New LAC may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would likely result in increased expenses and would require New LAC's management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that New LAC were to offer or sell securities outside of the United States, New LAC would have to comply with the more restrictive Regulation S requirements that apply to U.S. domestic companies, and New LAC will not be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could increase the costs of accessing capital markets compared to if New LAC was a foreign private issuer able to rely on the multijurisdictional disclosure system. In addition, New LAC may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase New LAC's costs of compliance.

New LAC could lose its status as a foreign private issuer if more than 50% of New LAC's outstanding voting securities are directly or indirectly held of record by U.S. holders as of the end of New LAC's second fiscal quarter and any one of the following is true: (i) the majority of New LAC's directors or executive officers are U.S. citizens or residents; (ii) more than 50% of New LAC's assets are located in the United States; or (iii) New LAC's business is administered principally in the United States. It is anticipated that, upon completion of the Arrangement, New LAC's only material mining project will be the Thacker Pass Project, which is located in the United States. In addition, it is anticipated that, upon completion of the Arrangement, a majority of New LAC's directors and executive officers will be U.S. citizens or residents and, while its head office will be in Canada, a substantial portion of New LAC's business will be administered principally in the United States. As a result, if more than 50% of New LAC's outstanding voting securities are directly or indirectly held of record by U.S. holders as of the end of New LAC's second fiscal quarter following completion of the Arrangement, New LAC could lose its status as a foreign private issuer.

Risks Relating to Proposed and Recently Enacted Legislation in the United States and Canada

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect New LAC or New LAC Shareholders. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact New LAC's financial performance and the value of New LAC Common Shares. Additionally, states in which New LAC will operate or own assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its anticipated impact on New LAC and purchasers of New LAC Common Shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the impact of how this legislation or any future changes in tax laws might affect New LAC or purchasers of New LAC Common Shares cannot be predicted.

On March 28, 2023, the government of Canada released its 2023 federal budget which includes provisions that will impact the Canadian federal income taxation of corporations. Similar to the U.S. measure relating to corporate stock repurchases, Canada has proposed a 2% tax on the net value of equity repurchases by certain publicly traded entities. The application of the tax will be subject to certain exceptions and anti-avoidance provisions. As of the date of the Circular, draft legislation has yet to be released and the impact of this legislation or any future changes in tax laws on New LAC and New LAC Shareholders cannot be predicted.

Pandemic Risks, the Russian War in Ukraine, Inflation and Other Risks

The COVID-19 pandemic, the Russian war in Ukraine, inflation and other factors continue to impact global markets and cause general economic uncertainty, the impact of which may have a significant adverse effect on New LAC's operations, business and financial condition.

The impacts of the COVID-19 pandemic, and governmental response thereto, on global commerce have and continue to be extensive and far-reaching. There has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has been restricted from time to time. The current global uncertainty with respect to COVID-19, the rapidly evolving nature of the pandemic, including the occurrence of new variants, and local and international developments related thereto and its effect on the broader global economy and capital markets may have a negative effect on New LAC and the advancement of the Thacker Pass Project. The precise impact of further COVID-19 outbreak or the emergence of new diseases on New LAC remains uncertain, rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which had direct impacts on businesses in Canada, the United States and around the world and could again result in travel bans, work delays, difficulties for contractors and employees to work at site, and diversion of management attention all of which in turn could have a negative impact on development of the Thacker Pass Project and New LAC generally. Although many of these impacts appear to be lessening in most jurisdictions, there continues to be significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it, or governmental responses to it, may have on the advancement of the Thacker Pass Project, on New LAC's suppliers, on New LAC's employees and on global financial markets which may have a material adverse effect on New LAC's operations, business and financial condition.

These concerns, together with concerns over general global economic conditions, fluctuations in interest and foreign exchange rates, stock market volatility, geopolitical issues, Russia's war in Ukraine and inflation have contributed to increased economic uncertainty and diminished expectations for the global economy. This global economic uncertainty may have a material adverse effect on New LAC's operations, business and financial condition.

Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to: fluctuations in the market price of lithium-based products, the development of Thacker Pass Project, the terms and availability of financing, cost overruns, geopolitical concerns, and changes in law, policies or regulatory requirements.

Risks Relating to Resource Development

Lithium Market Growth Uncertainty

The development of lithium operations at the Thacker Pass Project is highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by LAC (and post-Arrangement, New LAC), then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the Thacker Pass Project, its potential commercial viability and would otherwise have a negative effect on the business and financial condition of New LAC. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on New LAC and its projects.

Thacker Pass Project Development Risk

New LAC's business strategy will depend in substantial part on developing the Thacker Pass Project into a commercially viable mine and chemical manufacturing facility. Whether a mineral deposit will be commercially viable depends on numerous factors, including but not limited to: the attributes of the deposit, such as size and grade; proximity to available infrastructure; economics for new infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations.

On February 6, 2023, LAC received a favorable ruling from the Federal District Court in respect of the appeal of the issuance of the ROD for the Thacker Pass Project. The Federal District Court declined to vacate the ROD for the Thacker Pass Project, ordered the BLM to determine whether LAC possesses adequate mining-claim rights to the lands over the area designated for waste storage and tailings and did not impose any restrictions expected to impact the construction timeline of the Thacker Pass Project. LAC commenced construction activities, including site preparation, geotechnical drilling, water well drilling, water pipeline development and associated infrastructure after having selected an engineering, procurement and construction management firm to develop and execute the construction plan for the Thacker Pass Project. LAC is also focused on the development of a North American supply chain, and continues to progress the U.S. DOE ATVM Loan Program application for financing of the Thacker Pass Project.

There are many additional factors that could impact the project's development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any permitting changes, among other factors. The Thacker Pass Project is also subject to the development and operational risks described elsewhere in this Schedule. Accordingly, there can be no assurance that New LAC will complete development of the Thacker Pass Project as currently contemplated, or at all. If New LAC is unable to develop the Thacker Pass Project into a commercial operating mine, its business and financial condition could be materially adversely affected.

Risks Relating to the U.S. DOE ATVM Loan Program

The DOE's invitation to enter into confirmatory due diligence and term sheet negotiations is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of any term sheet will be consistent with the terms proposed by the applicant. The outcome of LAC's application to the DOE for funding to be used at the Thacker Pass Project through the ATVM Loan program is dependent on the results of DOE advanced due diligence and DOE's determination whether to proceed, and there can be no assurances as to the outcome of such due diligence review, whether the DOE will determine to proceed and as to the terms and conditions of any term sheet that may be offered, if any.

Product Price Risk

The ability to generate profitable operations on the Thacker Pass Project, if and to the extent the project is developed and enter commercial operation, will be significantly affected by the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond New LAC's control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Thacker Pass Project do not meet battery-grade quality and/or do not meet customer specifications, pricing will be reduced from that expected for battery-grade products. In turn, the availability of customers may also decrease. New LAC may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for New LAC's products will affect the level of revenues expected to be generated by New LAC, which in turn could affect the value of New LAC, its share price and the potential value of the Thacker Pass Project.

Production Estimates

Appendix "C" to this Schedule and the Thacker Pass TR contain estimates relating to future production and future production costs for the Thacker Pass Project. No assurance can be given that production estimates will be achieved generally or at the stated costs. These production estimates are dependent on, among other things, the accuracy of Mineral Reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical conditions of ores, assumed metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. For the Thacker Pass Project, ore grade or type may be lower quality than expected, which may result in actual production levels being lower than nameplate capacity. The failure of New LAC to achieve production estimates could have a material and adverse effect on any or all of its cash flows, profitability, results of operations and financial condition.

Capital and Operating Cost Estimates

The expected capital and operating costs for the Thacker Pass Project are based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, anticipated climatic conditions and other factors that may prove to be inaccurate. Therefore, the Thacker Pass TR may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. The Thacker Pass TR estimated life of mine project capital costs for the Thacker Pass Project of US$5,505.8 million, but any of following events, among the other events and uncertainties described therein, could affect the ultimate accuracy of such estimates: uncertainties in the interpreted geological data based on wide-spaced drill holes not being representative of the mineral deposit locally, in particular, unrecognized faults or basaltic units that could require changes to the mine plan or increased mine dilution or mine losses; unrecognized geotechnical conditions that could require flattening of the pit slope increasing the strip ratio and mining costs, and area required for waste rock storage; unanticipated changes to the process flowsheet; increase in capital costs for any reason; and adverse weather conditions that could reduce mine equipment performance and require waste management storage areas to be redesigned.

Permitting Risks

Although LAC has obtained all key environmental permits for the Thacker Pass Project for an initial stage of development, there can be no certainty that current permits will be maintained, permitting changes such as changes to the mine plan or increases to planned capacity will be approved, or additional local, state or provincial permits or approvals required to carry out development and production at the Thacker Pass Project will be obtained, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate.

In addition, there is the risk that existing permits will be subject to challenges of regulatory administrative process, and similar litigation and appeal processes. Litigation and regulatory review processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of the Thacker Pass Project and consequently have a material adverse effect on New LAC's prospects and business.

Novel Deposit Risk

The processes contemplated by LAC for production of lithium carbonate from a sedimentary deposit such as that of the Thacker Pass Project have not previously been demonstrated at commercial scale. To mitigate this risk, LAC developed the LiTDC, a new integrated process testing facility in Reno, Nevada to test the process chemistry. The LiTDC continues to operate based on the Thacker Pass Project flowsheet processing raw ore to final battery-quality lithium carbonate to produce product samples for potential customers and partners. The results of ongoing test work to de-risk each step of the flowsheet continue to be in line with expectations. However, there are risks that the process chemistry will not be demonstrated at scale, efficiencies of recovery and throughput capacity will not be met, or that scaled production will not be cost effective or operate as expected. In addition, the novel nature of the deposit could result in unforeseen costs, additional changes to the process chemistry and engineering, and other unforeseen circumstances that could result in additional delays to develop the project or increased capital or operating costs from those estimated in the Thacker Pass TR, which could have a material adverse effect on the development of the Thacker Pass Project.

Geopolitical Factors and Activist Political Involvement

New LAC's business will be international in scope, with its incorporating jurisdiction and head office located in Canada and the Thacker Pass Project located in the United States. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which New LAC will operate, or towards such political jurisdictions, may adversely affect New LAC's operations or profitability and may affect its ability to fund its ongoing expenditures at its projects.

More specifically, as a result of increased concerns around global supply chains, the lithium industry has become subject to increasing political involvement, including in the United States and Canada. This reflects the critical role of lithium as an input in the development of batteries for the burgeoning transition to electric vehicles in the automotive industry, combined with worldwide supply constraints for lithium production and geopolitical tensions between Western countries such as the United States and Canada on the one hand and China on the other, arising from the dominant role of China in the production of inputs for the battery industry. The resulting political involvement appears to be evolving into a form of industrial policy by several governments, including those of Canada and the United States, in which they employ steps to encourage the development of domestic supply such as tax incentives and low-interest loans to domestic and other Western actors, as well as undertake steps to discourage the involvement of participants from non-Western countries, including the expansion of legal oversight and an expansion of the scope of discretionary authority under laws and regulations to impose restrictions on ownership, influence and investment. These factors will be of particular relevance to New LAC, with its Canadian incorporation, U.S.-based Thacker Pass Project and predominant connection to Canada and the US through its stock exchange listings, shareholder base and board and management composition. This evolving industrial policy is resulting in benefits to LAC (and thus post-Arrangement, New LAC) as a result of its connection to Canada and the U.S, including the prospect of tax incentives and, potentially, financial support being made available for the development of the Thacker Pass Project. New LAC will also have to manage the more restrictive aspects of this increased government involvement, which is expected to result in limitations on the extent to which New LAC will be able to undertake business operations with non-Western parties and limitations on ownership and influence of non-Western parties in its business. LAC has, and New LAC will, continue to fully comply with legislation and policies in all jurisdictions where it operates, including steps under this policy. At this time, New LAC does not believe that any of these steps will result in a substantive adverse change to its business or operations, or the intended geographic focus of its business.

Risks of Change in Policies or Shifts in Political Attitudes

New LAC will wholly own the Thacker Pass Project, a mineral property in the United States. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which New LAC will operate may adversely affect New LAC's operations or profitability and may affect its ability to fund its ongoing expenditures at the Thacker Pass Project. Regardless of the economic viability of the Thacker Pass Project, and despite being beyond New LAC's control, such political changes could have a substantive impact on New LAC that may prevent or restrict mining of some or all of any deposits on the Thacker Pass Project, including the financial results therefrom.

No History of Mining Operations

New LAC will not have prior history of completing the development of a mining project or conducting mining operations. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain proposed members of management and employees have mining development and operational experience, New LAC will not have vast experience as a collective organization. As a result of these factors, it is difficult to evaluate New LAC's prospects, and New LAC's future success is more uncertain than if it had a proven history.

Risks of New Development and Mining Operations

LAC is, and New LAC will, continue to be subject to all risks inherent with establishing new mining operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labor and mining equipment and supplies; the need to obtain and maintain necessary environmental and other governmental approvals, licenses and permits, and the timing of the receipt of those approvals, licenses and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to various factors, including changes in the costs of fuel, power, labour, contractors, materials, supplies and equipment.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and mine start- up. In addition, delays in the early stages of mineral production often occur. Accordingly, no assurance can be provided that the activities of New LAC will result in profitable mining operations at the Thacker Pass Project and any other mineral properties New LAC advances or acquires in the future.

Risks of Cost Estimations and Negative Operating Cash Flows

Feasibility reports and other mining studies, including the technical report for the Thacker Pass Project, are inherently subject to uncertainties. Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by LAC's current estimates, and there can be no assurance that the actual capital, operating and other costs of LAC (or, post-Arrangement, New LAC) will not be higher than currently anticipated. The actual costs and production of LAC (or, post-Arrangement, New LAC) may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary supplies or equipment; inflationary pressures flowing from global supply chain shortages and increased transportation costs and other international events, which in turn are causing increased costs for supplies and equipment; increasing labor and personnel costs; unexpected construction or operating problems; cost overruns; lower than expected realized lithium prices; lower than expected ore grade; revisions to construction plans; risks and hazards associated with construction, mineral production and chemical plant operations; natural phenomena such as floods, fires, droughts or water shortages; unexpected labour shortages or strikes; general inflationary pressures and interest and currency exchange rates. Many of these factors are beyond the control of LAC (or, post-Arrangement, New LAC) and could have a material effect on its operating cash flow, including its ability to service its indebtedness.

Operating Risks

New LAC's operations will be subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties and associated chemical plants, including an onsite sulfuric acid plant. New LAC will inherit from LAC a comprehensive suite of health and safety measures that were implemented by LAC. Such measures were designed to comply with government regulations and will protect the health and safety of New LAC's workforce in all areas of its business. New LAC, will continue to strive to comply with environmental regulations in its operations. Nonetheless, mineral exploration, development and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, unexpected material handling problems,  unexpected equipment capacity constraints, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, shortages of water, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, tailings impoundment failures, cave-ins, slope and embankment failures, landslides, earthquakes and industrial accidents, protests and other security issues, and the inability to obtain adequate machinery, equipment or labor due to shortages, strikes or public health issues such as pandemics, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. It is expected that New LAC will rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure, or problems with the achieving agreements that facilitate use of this infrastructure (if any are required), without adequate replacement or alternatives may also have a material impact on New LAC.

Ore grade, composition, or type at the Thacker Pass Project may be lower quality than expected, which may result in actual production levels being lower than expected.

Risks from Changing Regulations and Laws

Changes to government laws and regulations may affect the development of the Thacker Pass Project. Such changes could include laws relating to taxation, royalties, restrictions on production, export controls, environmental, biodiversity and ecological compliance, mine development and operations, mine safety, permitting and numerous other aspects of the business.

Environmental Risks and Regulations

New LAC will need to comply with stringent environmental regulation in the United States. Such regulations relate to many aspects of the project operations for the Thacker Pass Project, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, biodiversity such as impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require enhanced public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail New LAC's development programs. Such changes in environmental laws and regulations and associated regulatory requirements could delay and/or increase the cost of exploration and development of the Thacker Pass Project.

Tailings are a potential environmental risk for New LAC as it moves toward production. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks and water usage requirements associated with them. Given the location of the Thacker Pass Project, which is in an arid, generally flat and less populated region of Nevada, and the design of the mine plans and processes to manage waste and water for the Thacker Pass Project, many of the risks associated with tailings management are expected to be mitigated for the project. Tailings generated at the Thacker Pass Project will be filtered and stacked, which generally has fewer risks and environmental impacts than other tailings management methods. Nonetheless, risks associated with tailings cannot be eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures and a weather event exceeding the design criteria of water diversion and water impoundment structures will continue to exist. The occurrence of any of these events, some of which are heightened risks given the potential effects of climate change, could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, trigger investigations by regulatory authorities, and have a material adverse effect on New LAC's planned operations and financial condition.

LAC has completed previous mining for small amounts of clay on a portion of the lands comprising the Thacker Pass Project in connection with its former organoclay business, which had an environmental impact on the property. Although LAC has performed reclamation work on the property to address such environmental impacts, and much of the disturbance is expected to be subsumed by the Thacker Pass Project, there can be no assurance that additional environmental liability for New LAC will not arise in the future.

Sole Property Risks

New LAC will have only one material mining project, the Thacker Pass Project. Unless it acquires other mineral properties or makes new discoveries at existing properties it will hold, New LAC will be dependent on the Thacker Pass Project being successfully developed and brought into production. Failure to successfully develop, bring into production and operate the Thacker Pass Project could have an adverse impact on New LAC's business, financial condition and results of operations. Until such time as New LAC acquires or develops other significant assets, New LAC will continue to be dependent on the success of its activities at the Thacker Pass Project.

Insurance Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although New LAC will maintain insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. New LAC may also elect not to obtain insurance for other reasons. Insurance policies maintained by New LAC may not be adequate to cover the full costs of actual liabilities incurred by New LAC, or may not be continued by insurers for reasons not solely within New LAC's control. LAC currently maintains liability insurance in accordance with industry standards. However, losses from uninsured and underinsured liabilities have the potential to materially affect the financial position and prospects of LAC and, post-Arrangement, New LAC. The anticipated costs of environmental reclamation are fully bonded by LAC, and will be fully bonded by New LAC, through a third-party insurer. Reclamation cost estimates and bond submissions are reviewed and approved by the BLM; the State of Nevada also approves the reclamation cost estimate.

Mineral Tenure Risk

The U.S. Mining Act and other federal and state laws will govern New LAC's ability to develop, mine and process the minerals on the unpatented mining claims and/or mill site claims that form the Thacker Pass Project, which are locatable under the U.S. Mining Act. There can be no assurance of title to any of New LAC's property interests, or that such title will ultimately be secured. LAC's property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

There is no guarantee that the validity of New LAC's unpatented mining claims will not be contested by the United States. A successful contest of the unpatented mining claims could result in New LAC being unable to develop minerals on the contested unpatented mining claims or being unable to exercise its rights as the owner or locater of the unpatented mining claims.

New LAC will need to apply for and obtain approvals and permits from federal and state agencies to conduct exploration, development and mining on its properties. Although LAC has applied for and has received, or anticipates receipt of, such approvals and permits for certain areas where LAC owns the mineral rights, there is no assurance that the rights of LAC (and post-Arrangement, New LAC) under them will not be affected by legislation or amendment of regulations governing the approvals and permits, or that applicable government agencies will not seek to revoke or significantly alter the conditions of the applicable exploration and mining approvals or permits, or that they will not be challenged or impugned by third parties. See "Recent Significant Events" and "Regulatory and Permitting Update" above.

Risks of Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than New LAC.

Competition is also intense for mining equipment, supplies, qualified service providers and personnel in all jurisdictions where New LAC will operate. If qualified expertise cannot be sourced and at cost effective rates in Canada and the United States, New LAC may need to procure those services elsewhere, which could result in additional delays and higher costs to obtain work permits.

As a result of such competition, New LAC may not be able to maintain or acquire financing, retain existing personnel or hire new personnel, or maintain or acquire technical or other resources, supplies or equipment, all on terms it considers acceptable to complete the development of its projects.

Health and Safety Risks

The mineral exploration, development and processing business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements will remain material to New LAC's business. New LAC may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on New LAC's reputation, operations and future prospects.

Mineral Resource and Mineral Reserve Estimation Risks

Mineral Resources and Mineral Reserves figures disclosed in the Circular are estimates only. Estimated tonnages and grades may not be achieved if the projects are brought into production; differences in grades and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of LAC. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgements used in the engineering and estimation processes. Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on LAC (and post-Arrangement, New LAC), their business, results of operations and financial position.

Any estimates of Inferred Mineral Resources included in the Circular are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher category.

Project Opposition Risks

The Thacker Pass Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to the Thacker Pass Project could result in delays to project development or business plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Risk of Insufficient Water Rights and Supply

Water management regulations are in place in Nevada where the Thacker Pass Project is located. Water rights have been acquired that are expected to be sufficient to support all Phase 1 operations for the Thacker Pass Project as contemplated by the Thacker Pass TR. However, given the unpredictable impact of climate change on the environment, water levels, weather conditions and weather events, such as drought, in the region where the Thacker Pass Project is located, there is a risk that the aquifers in the watersheds where LAC has acquired water rights to date may not be able to provide enough water for planned operations for the estimated mine life set out in the plan of operations. To reduce the Thacker Pass Project's environmental footprint, and as a mitigation measure, the processing facility has been designed to minimize water usage to the extent possible by incorporating recycling technologies. However, going forward, availability of water and water rights at cost effective pricing may become of increasing importance to the operations and the prospects of LAC and, post-Arrangement, New LAC, a risk that may be heightened by the potential effects of climate change and could have a material adverse effect on New LAC's operations and prospects.

Climate Change Risks

The introduction of climate change legislation is an increasing focus of various levels of government worldwide, with emissions regulations and reporting regimes being enacted or enhanced, and energy efficiency requirements becoming increasingly stringent. As a development stage company with a focus on lithium production, LAC is, and New LAC will be, committed to developing its business with a view to contributing to the low carbon economy. To that end, LAC is designing the facilities to reduce carbon emissions at the Thacker Pass Project. This includes incorporating sustainable energy sources and minimizing the use of non-renewable sources of energy to the extent that renewable sources are available with sufficient capacity, at cost effective pricing and that meet the required performance criteria. However, the use of such low carbon technologies may be more costly in certain instances than non-renewable options in the near-term, or may result in higher design costs, long-term maintenance costs or replacement costs. Additionally, if the trend toward increasing regulations continues, New LAC may face increasing operating costs at its projects to comply with these changing regulations.

Climate change risks also extend to the physical risks of climate change. These include risks of variable and extreme precipitation, reduction in water availability or water shortages, extreme weather events, changing temperatures, wildfire, changing sea levels and shortages of resources. These physical risks of climate change could have a negative effect on the project site for the Thacker Pass Project, access to local infrastructure and resources, and the health and safety of employees and contractors at the operations. The occurrence of such events is difficult to predict and develop a response plan for that will effectively address all potential scenarios. Although LAC has attempted to design project facilities to address certain climate related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate related events. As such, climate related events have the potential to have a material adverse effect on New LAC's operations and prospects.

Risks related to increasing climate change related litigation is another potential risk factor that may impact New LAC's future prospects, after production begins at the Thacker Pass Project. Until then, the risk of occurrence of such litigation is low.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Cautionary Note

The historical carve-out and pro forma financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the date or for the periods noted below, nor do they purport to project the results of operations or financial position for any future period or as of any future date.

Financials for New LAC

Included as Schedule "I" to the Circular are the audited (nil) financial statements of New LAC from the period from incorporation on January 23, 2023 to March 31, 2023 (the "New LAC Financial Statements"), reflecting the absence of assets, liabilities and operations in respect of New LAC during this period.

Carve-Out Financials for the North American Business

Upon completion of the Arrangement, the North American Business of LAC will form the primary business of New LAC. As a result, included as Schedule "J" to the Circular are the audited carve-out financial statements for the North American Business of LAC for the years ended December 31, 2022, 2021 and 2020 (the "Annual Carve-Out Financial Statements for the North American Business") and the related MD&A.

Also included as Schedule "K" to the Circular are unaudited carve-out combined interim financial statements for the North American Business for March 31, 2023 and the comparative periods (the "Interim Carve-Out Financial Statements for the North American Business") and the related MD&A.

Pro Forma Financials for New LAC

Included as Schedule "L" to the Circular are the unaudited pro forma condensed consolidated  financial statements of New LAC (the "New LAC Pro Forma Financial Statements").

The following tables set out selected pro forma financial information in respect of New LAC as at and for the period ended March 31, 2023, and for the year ended December 31, 2022, and should be considered in conjunction with the more complete information contained in the New LAC Pro Forma Financial Statements attached as Schedule "L".  All currency amounts are stated in thousands of U.S. dollars.

The following selected pro forma financial information as at March 31, 2023 assumes the Arrangement was completed on that date.

As at March 31, 2023
(in thousands of US$)
Current Assets	$385,727
Non-Current Assets	$40,456
Total Assets	$426,183
Current Liabilities	$49,766
Long-term Liabilities	$5,452
Total Liabilities	$55,218
Total Shareholders' Equity	$370,965
Total Liabilities and Shareholders' Equity	$426,183

The following selected pro forma financial information for the three months ended March 31, 2023, and the year ended December 31, 2022, assumes the Arrangement was completed on January 1, 2022.

	Three months ended March 31, 2023	Year ended December 31, 2022
	(in thousands of US$)
Expenses	$5,574	$62,429
Other Items	$(4,162)	$3,369
Net Loss(1)	$1,412	$65,798
Basic and Diluted Loss per Share	$0.01	$0.49

Notes:

(1) This category refers to "net loss and comprehensive loss" as at March 31, 2023 and "net loss from continuing operations" as at December 31, 2022.

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of New LAC as at March 31, 2023 reflecting the consummation of the Arrangement as at such date, and should be read in conjunction with the New LAC Pro Forma Financial Statements attached as Schedule "L" to the Circular. All currency amounts are stated in thousands of U.S. dollars.

	As at March 31, 2023
	Actual	Pro Forma As Adjusted
	(in thousands of US$)
Total capitalization:
Loan from parent	$44,458	$-

Net parent investment	$514,231	$-
Share Capital	-	$634,680
Deficit	$(262,143)	$(263,715)
Total shareholders' equity	$252,088	$370,965
Total capitalization	$296,546	$370,965

Amounts held in cash and cash equivalents
Cash and cash equivalents(1)	$308,537	$383,537

Notes:

(1) See also "Cash to be Transferred to New LAC" below.

Cash to be Transferred to New LAC

As at March 31, 2023, the North American Business to be transferred to New LAC as part of the Separation had $308,537,000 in cash and cash equivalents (which includes unspent net proceeds from the first tranche of the GM Transaction). Such funds are utilized by LAC for the advancement of the Thacker Pass Project and will be reduced accordingly until the completion of the Separation. The Plan of Arrangement contemplates the transfer of an additional $75 million from LAC to New LAC, to establish sufficient working capital of New LAC, provided however that in the event the Separation takes effect later than September 1, 2023, the actual amount of cash to be transferred will be to subject to adjustments at the discretion of the Board of LAC. LAC will be monitoring working capital requirements and progress of business operations for each of the business units during the period through to completion of the Separation, and such adjustments will be determined, in particular, based on the funding needs of Lithium Argentina as the Caucharí-Olaroz Project ramps-up towards full production to provide sufficient funds to cover any additional cash needs that may be required.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Included as Schedule "J" to the Circular is the MD&A in respect of, and which should be read in conjunction with, the Annual Carve-Out Financial Statements for the North American Business together with the notes thereto.

Included as Schedule "K" to the Circular is the MD&A in respect of, and which should be read in conjunction with, the Interim Carve-Out Financial Statements for the North American Business together with the notes thereto.

DESCRIPTION OF CAPITAL STRUCTURE

AUTHORIZED CAPITAL

Upon New LAC's incorporation on January 23, 2023, New LAC's authorized share capital comprised of an unlimited number of New LAC Preference Shares and an unlimited number of New LAC Common Shares. No New LAC Preference Shares or New LAC Common Shares are currently issued and outstanding.

As part of the Arrangement, among other things, the Articles of New LAC will be amended to, among other things, eliminate the New LAC Preference Shares from the authorized share capital of New LAC such that, following such amendment, New LAC will be authorized to issue only an unlimited number of New LAC Common Shares.

Based on the number of LAC Common Shares outstanding as of the date hereof, immediately following the completion of the Arrangement, it is anticipated that approximately 159,782,582 New LAC Common Shares will be issued and outstanding pursuant to the Arrangement (assuming no LAC RSUs, LAC PSUs or LAC DSUs are exercised between the date of the Circular and the Effective Date) or 163,461,974 New LAC Common Shares (assuming all LAC RSUs, LAC PSUs and LAC DSUs are exercised prior to the Effective Date).

NEW LAC COMMON SHARES

Holders of New LAC Common Shares ("New LAC Shareholders") will be entitled to receive notice of and to attend all meetings of New LAC Shareholders and to one vote in respect of each New LAC Common Share held at all such meetings. Subject to the rights of holders of any other class of shares of New LAC entitled to receive dividends in priority (none of which will be applicable following the completion of the Arrangement), New LAC Shareholders will be entitled to receive dividends if, as and when declared by the New LAC Board out of the assets of New LAC properly applicable to the payment of dividends. In the event of the liquidation, dissolution or winding up of New LAC or other distribution of assets of New LAC among its shareholders for the purpose of winding up its affairs, New LAC Shareholders will be entitled to all remaining property and assets of New LAC on a share for share basis.

Other than the participation right held by GM and discussed in more detail under "Material Contracts - Agreements relating to the GM Transaction", the New LAC Common Shares will not be subject to pre-emptive, redemption, purchase or conversion rights. There will be no sinking fund provisions in relation to New LAC Common Shares and they will not be liable to further calls or assessment by New LAC. The BCBCA provides, and New LAC's Articles will provide, that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

NEW LAC TRANCHE 2 AEWS

In connection with the closing of Tranche 1 of the GM Transaction, LAC issued 11,890,848 Tranche 2 AEWs to GM with each Tranche 2 AEW exercisable into a LAC Common Share at a price of US$27.74 (the "Current AEW Price") for a term of 36 months following the closing of Tranche 1.

In the event that Tranche 2 of the GM Transaction is completed following the completion of the Arrangement, New LAC will be obligated to issue to GM warrants replacing the Tranche 2 AEWs (the "New LAC Tranche 2 AEWs") on substantially the same terms of the Tranche 2 AEWs with such equitable adjustments as needed to give effect to the Arrangement.

Each New LAC Tranche 2 AEW will entitle the holder, GM, to acquire New LAC Common Shares,  with (i) each New LAC Tranche 2 AEW exercisable to acquire one New LAC Common Share; (ii) the Current AEW Price for the exercise of each New LAC Tranche 2 AEW being adjusted to a price equal to the Current AEW Price immediately prior to such adjustment multiplied by the Relative New LAC Value Ratio (as defined below); and (iii) the number of New LAC Tranche 2 AEWs issuable being adjusted to equal the number of Tranche 2 AEWs outstanding immediately prior to the completion of the Arrangement divided by the Relative New LAC Value Ratio.

"Relative New LAC Value Ratio" represents the market capitalization of New LAC relative to the combined market capitalization of New LAC and Lithium Argentina following the date of the Separation, expressed as a percentage. This ratio will be calculated by determining the volume-weighted average price of the common shares of each of New LAC and Lithium Argentina for the five (5) trading days immediately following the Separation, multiplied by their respective issued share capital, to establish their respective market capitalizations. The ratio would then be calculated by dividing the market capitalization figure of New LAC against the aggregate market capitalization of New LAC and Lithium Argentina combined. This calculation can be expressed as a formula as follows:

(A x C) / (A x C + B x D) = Relative New LAC Value Ratio

Where:

A = New LAC five-day volume-weighted average trading price following Separation

B = Lithium Argentina five-day volume-weighted average trading price following Separation

C = Number of New LAC Common Shares outstanding on the date of calculation1

D = Number of Lithium Argentina Common Shares outstanding on the date of calculation1

Illustrative Examples of Relative New LAC Value Ratio

Set forth below are three illustrative examples of a potential Relative New LAC Value Ratio:

1. Where A is $12, B is $10 and each of C and D is 160 million common shares, the formula would be:

(12 x 160,000,000) / (12 x 160,000,000 + 10 x 160,000,000) = Relative New LAC Value Ratio

1,920,000,000 / (1,920,000,000 + 1,600,000,000) = 0.54545

_________________________________________
1 In connection with the Separation, New LAC will issue to the holders of issued LAC Common Shares an equal number of New LAC Common Shares. As a result, upon the Separation the issued share capital of Lithium Argentina and New LAC will be substantially the same, subject to minor variances as a result of the treatment and adjustments of certain convertible securities.

2. Where A is $10, B is $13 and each of C and D is 160,000,000 shares, the formula would be:

(10 x 160,000,000) / (10 x 160,000,000 + 13 x 160,000,000) = Relative New LAC Value Ratio

(1,600,000,000 / (1,600,000,000 + 2,080,000,000) = 0.43478

3. Where A is $8, B is $16 and each of C and D is 160,000,000 shares, the formula would be:

(8 x 160,000,000) / (8 x 160,000,000 + 16 x 160,000,000) = Relative New LAC Value Ratio

(1,280,000,000 / (1,280,000,000 + 2,560,000,000) = 0.33333

Illustrative Price Adjustment to Exercise Price and GM Ownership Increase

The following table provides further information about the number of New LAC Common Shares issuable upon exercise of the New LAC Tranche 2 AEWs in these three illustrative scenarios set forth above, along with the percentage of GM's ownership of New LAC Common Shares as a result of such hypothetical exercise.

Illustrative Scenario	Relative New LAC Value Ratio	Current AEW Price	Adjusted AEW Price (Current AEW Price x Relative New LAC Value Ratio)	Number of New LAC Common Shares Issuable (aggregate subscription proceeds of $329,852,134)	Percentage of New LAC Common Shares Issuable upon exercise(1)	Percentage Ownership of GM in New LAC(2)
1	0.54545	$27.74	$15.1308	21,800,046	11.991%	20.243%
2	0.43478	$27.74	$12.0608	27,349,109	14.598%	22.606%
3	0.33333	$27.74	$9.2466	35,672,802	18.231%	25.898%

Notes:

(1) Assumes 160,000,000 New LAC Common Shares are outstanding on the date of exercise of the New LAC Tranche 2 AEWs.

(2) Assumes that on the date of exercise of the New LAC Tranche 2 AEWs, GM holds approximately 15,002,243 New LAC Common Shares (being equal to the number of LAC Common Shares held on the date of this Circular) and that there is an aggregate 160,000,000 New LAC Common Shares outstanding prior to the issuance of New LAC Common Shares to GM.

GM will be prohibited from acquiring New LAC Common Shares under the New LAC Tranche 2 AEW (and the New LAC Tranche 2 Subscription Agreement) that would result in GM owning more than 30% of the New LAC Common Shares. GM also has a right to elect not to subscribe for New LAC Common Shares to the extent that such a subscription would result in GM having to consolidate New LAC's financial performance (or, prior to the Arrangement, LAC itself) in connection with GM's financial statements under US GAAP.

If the GM Tranche 2 Pricing Resolution is approved by LAC Shareholders, the Tranche 2 AEWs will terminate and no New LAC Tranche 2 AEWs will be issued.

The same formula and calculations as set forth above will be used to establish the maximum issue price for New LAC Common Shares issuable to GM in connection with the Tranche 2 Subscription Agreement following the Arrangement, as further described and contemplated in the GM Tranche 2 Pricing Resolution set forth in the main body of the Circular.

Further to the description in the section entitled "Items of Business - Approval of Matters in respect of the GM Transaction" in the Circular, Tranche 2, if completed post-Arrangement, will be conducted pursuant to either (a) the exercise of New LAC Tranche 2 AEWs by GM; or (b) the subscription by GM for that number of New LAC Common Shares pursuant to the New LAC Tranche 2 Subscription Agreement which represents the balance of the aggregate subscription under the GM Transaction, at the then market price on the date of subscription, subject to a maximum price of the Current AEW Price (as adjusted for the Arrangement).

DIVIDENDS AND DISTRIBUTIONS

New LAC has not paid any dividends since its incorporation and does not currently have a policy with respect to the payment of dividends. It is anticipated that New LAC will not have a fixed dividend policy and will not declare any dividends on New LAC Common Shares for the immediate future; rather, all available funds of New LAC will be kept as retained earnings to fund operations, used to undertake exploration and development programs on its mineral properties, and for the acquisition of additional mineral properties for the foreseeable future. Any future payment of dividends will depend, among other things, upon New LAC's earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that New LAC will generate sufficient earnings to allow it to pay dividends. See also "Description of the Business - Risk Factors - Risk of No Dividends" in this Schedule.

PRIOR SALES

No New LAC Common Shares have been issued, or will be issued, prior to the Arrangement. Based on the number of LAC Common Shares outstanding as of the date hereof, on the Effective Date, and before giving effect to any issuance of New LAC Common Shares underlying New LAC RSUs, New LAC PSUs, and New LAC DSUs as a result of the Arrangement or the conversion or any Convertible Notes, it is expected that 159,782,582 New LAC Common Shares will be issued and outstanding pursuant to the Arrangement (assuming no LAC RSUs, LAC PSUs or LAC DSUs are exercised between the date of the Circular and the Effective Date) or 163,461,974 New LAC Common Shares (assuming all LAC RSUs, LAC PSUs and LAC DSUs are exercised immediately following the Effective Date).

MARKET FOR SECURITIES

Currently, there is no market for the New LAC Common Shares. It is a condition precedent to the completion of the Arrangement that the New LAC Common Shares be conditionally approved for listing on the TSX and the NYSE, respectively. An application has been made to have the New LAC Common Shares listed on the TSX. New LAC has started the application process to list the New LAC Common Shares on the NYSE. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE. There can, however, be no assurance as to if, or when, New LAC Common Shares will be listed for trading on the TSX or NYSE.

PRINCIPAL SHAREHOLDERS

There are no New LAC Common Shares outstanding. To the knowledge of LAC and New LAC, assuming that there are no Dissenting Shareholders, there is no person or company that will, immediately following completion of the Arrangement, beneficially own or will own, directly or indirectly, or exercise control or direction over, New LAC Common Shares carrying more than 10% of the voting rights attached to New LAC Common Shares.

DIRECTORS AND OFFICERS

NAME AND OCCUPATION

The name, province or state and country of residence, positions with New LAC, and principal occupation within the five preceding years, for each of the individuals who will serve as the proposed directors and executive officers of New LAC upon the completion of the Arrangement are set out below.

Name, Province or State and Country of Residence and Expected Position with New LAC(1)	Principal Occupation or Employment for the Last Five Years	Number of New LAC Common Shares Beneficially Owned, Controlled or Directed (Directly or Indirectly)(2)
Michael Brown(3)(6) Virginia, U.S. Director	Former Executive Director, State of Nevada Governor's Office of Economic Development from 2019 to 2023 among other state government roles held during this period; former President of Barrick Gold USA and Barrick Gold North America from 2016 to 2018, having held roles with Barrick Gold Corp. (leading gold producer) of increasing responsibility since 1994.	600
Fabiana Chubbs(3)(4) British Columbia, Canada Director	Director of LAC since June 2019; Chief Financial Officer of Eldorado Gold Corporation (leading gold and base metals producer) from 2011 to 2018, having joined Eldorado in 2007 and led the Treasury and Risk Management functions. Background as a Senior Manager with PwC Canada. Chartered Professional Accountant in Canada.	6,600
Kelvin Dushnisky(4) Ontario, Canada Executive Chair and Director	Director of LAC since June 2021; former CEO and Executive Director of AngloGold Ashanti Limited (leading gold producer) from 2018 to 2020; former Executive Director and President of Barrick Gold Corporation (leading gold and copper producer) from 2015 to 2018, after serving in increasingly senior roles from 2002; Chairman of Acacia Mining plc (formerly African Barrick Gold plc) from 2013 to 2018.	0
Jonathan Evans(6) Georgia, U.S. Director, President and CEO	President of LAC since August 2018 and its CEO since May 2019. From March 2016 to September 2018, he was the Chief Operating Officer of DiversiTech Corporation (a manufacturing company) March 2016 to August, 2018.	341,370
Yuan Gao(4)(5) Colorado, U.S. Lead Independent Director	Director of LAC since September 2019; former President & CEO, Pulead Technology (a leading cathode manufacturing and technology development company) from May 2014 to September 2019; former Vice President at Molycorp (USA) (former rare earth resource development company); prior to that, with FMC Corporation (USA) (leading agricultural sciences company and chemical manufacturer) as Global Marketing Director and Technology Manager, along with other management positions.	0

Name, Province or State and Country of Residence and Expected Position with New LAC(1)	Principal Occupation or Employment for the Last Five Years	Number of New LAC Common Shares Beneficially Owned, Controlled or Directed (Directly or Indirectly)(2)
Zach Kirkman(6)(7) Texas, U.S. Director	Vice President of Corporate Development and Global M&A of General Motors Company (leading U.S. automotive manufacturing company) since January 2023; former Head of Corporate Development, Mergers & Acquisitions of Tesla, Inc. (leading U.S. electric vehicles and batteries manufacturer) from September 2019 to December 2022, having held roles with Tesla since August 2016.	0
Jinhee Magie(3)(4)(5) Ontario, Canada Director	Director of AngloGold Ashanti Ltd. since June 2023; Director of LAC since September 2022; former CFO and Senior Vice President of Lundin Mining Corporation (leading diversified base metals producer) from October 2018 to September 2022, having joined Lundin in September 2008 and serving in various roles. Background in auditing with Ernst & Young. Chartered Professional Accountant in Canada.	0
Philip Montgomery(5)(6) Perth, Australia Director	Director of Walkabout Resources Ltd. since 2021; former Vice President, Projects of BHP Billiton Potash (the potash business of BHP Group Limited - leading producer of metals and natural gas), having served with BHP in roles of increasing responsibility from 1993 to 2018. Professional Engineer.	0
Aubree Barnum Nevada, U.S. Vice President, Human Resources	Vice President, Human Resources of LAC since November 2021; former Vice President Human Resources of Nevada Copper Corp. (development stage copper mining company) from October 2018 to November 2021; former Human Resources Manager for the City of Elko, Nevada from June 2015 to October 2018.	6
Tim Crowley Nevada, U.S. Vice President, Government and External Affairs	Principal at Crowley & Ferrato Public Affairs since August 2014.	38,997
Richard Gerspacher Georgia, U.S. Executive Vice President, Capital Projects	Senior Vice President, Capital Projects of LAC since February 2022; former Vice President - Project Director of Fluor Corporation (leading global engineering and construction company) from 1997 to January 2022. Professional Engineer in the State of North Carolina.	1,907

Name, Province or State and Country of Residence and Expected Position with New LAC(1)	Principal Occupation or Employment for the Last Five Years	Number of New LAC Common Shares Beneficially Owned, Controlled or Directed (Directly or Indirectly)(2)
Edward Grandy Nevada, U.S. Senior Vice President, General Counsel and Corporate Secretary	Vice President, Legal and Regulatory Affairs of Lithium Nevada Corp since 2018; General Counsel for Barrick copper business at Barrick Gold Corporation 2012-2018.	54,986
Pablo Mercado Texas, U.S. Executive Vice President and Chief Financial Officer	Executive Vice President and CFO of LAC since April 2023; CFO of EnLink Midstream, LLC from July 2020 to December 2022; CFO of Forum Energy Technologies from March 2018 to July 2022; Director of Comfort System USA from November 2018 to present, serving as the Chair of the Audit Committee of Comfort Systems USA since May 2021.	10,342
Alexi Zawadzki British Columbia, Canada Vice President, Resource Development	President of North American Operations of LAC since August 2017.	55,932

Notes:

(1) The information as to province or state and country of residence and principal occupation has been furnished by the respective proposed directors and executive officers individually.

(2) Upon completion of the Arrangement, based on such individual's current ownership of LAC Common Shares.

(3) Anticipated member of the committee of New LAC responsible for overseeing audit and risk matters ("Audit and Risk Committee").

(4) Anticipated member of the Governance and Nomination Committee of New LAC ("GN Committee").

(5) Anticipated member of the Compensation and Leadership Committee of New LAC ("CL Committee").

(6) Anticipated member of the Environmental, Sustainability, Safety and Health Committee of New LAC ("ESSH Committee").

(7) Zach Kirkman is GM's nominee to the board of LAC or, post-Arrangement, New LAC, in connection with the exercise of GM's board nomination right.

As of the date of the Circular, the proposed directors and executive officers do not beneficially own, control or direct, directly or indirectly any New LAC Common Shares. Following completion of the Arrangement, the proposed directors and executive officers, as a group, will beneficially own, control or direct, directly or indirectly, 504,140 New LAC Common Shares representing approximately 0.32% of the issued and outstanding New LAC Common Shares, will hold New LAC RSUs to acquire an additional 504,756 New LAC Common Shares, will hold New LAC PSUs to acquire an additional 345,274 New LAC Common Shares, and will hold New LAC DSUs to acquire an additional 84,193 New LAC Common Shares, representing approximately 0.88% of the New LAC Common Shares on a fully-diluted basis.

By approving the Arrangement Resolution, Shareholders will be deemed to have approved the proposed directors of New LAC. The directors of New LAC will thereafter be elected by New LAC Shareholders at each annual meeting of shareholders and will hold office until the next annual meeting of New LAC, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles of New LAC; or (ii) he or she becomes disqualified to act as a director.

Michael Brown, Director

Mr. Brown is a former Executive Director of the State of Nevada Governor's Office of Economic Development from 2019 to 2023 among other state government roles held during this period. Previously he served as President of Barrick Gold North America, a subsidiary of Barrick Gold Corporation from 2015 to 2018 after serving in roles of increasing responsibility with Barrick since 1994. Mr. Brown has over 24 years of mine operations experience coupled with experience in U.S. federal, state and foreign government relations. He has previously served on a number of not-for-profit boards in the state of Nevada, including the Las Vegas Global Economic Alliance, Communities in Schools - Nevada and the Nevada Taxpayers Association. He is former member of the executive committee of the US National Mining Association. Mr. Brown holds an MBA from George Washington University.

Fabiana Chubbs, Director

Ms. Chubbs is a Director at LAC, having joined the Board in June of 2019. Ms. Chubbs was the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado Gold Corporation in 2007 and led Treasury and Risk Management functions until accepting the Chief Financial Officer position. Prior to joining Eldorado Gold Corporation, she was a Senior Manager with PwC Canada. During her ten years at PwC Canada, Ms. Chubbs specialized in audit of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM. Ms. Chubbs holds dual degrees from the University of Buenos Aires, a Certified Public Accountant bachelor's degree, and a Bachelor of Business Administration degree. Ms. Chubbs is a Chartered Public Accountant in Canada. Ms. Chubbs also serves on the board of Royal Gold, Inc.

Kelvin Dushnisky, Executive Chair and Director

Mr. Dushnisky is a Director at LAC, having joined the Board in June of 2021. Mr. Dushnisky served as Chief Executive Officer and a member of the Board of Directors of AngloGold Ashanti from September 2018 to September 2020. Mr. Dushnisky led the execution of the organization's strategic priorities and oversaw a global portfolio of mining operations and projects in Africa, South America, and Australia, along with exploration interests and investments in North America. He also led the company's interface with key stakeholders, including shareholders, host governments, communities, and organized labor. Prior to AngloGold Ashanti, Mr. Dushnisky had a 16-year career with Barrick Gold Corporation, ultimately serving as President and a member of the Board of Directors. Prior to Barrick he held senior executive and board positions with a number of private and listed companies. Mr. Dushnisky holds a B.Sc. (Hon.) degree from the University of Manitoba and M.Sc. and Juris Doctor degrees from the University of British Columbia. He is a member of the Law Society of British Columbia and the Canadian Bar Association. Mr. Dushnisky is past Chair of the World Gold Council. He served on the International Council on Mining and Metals (ICMM) and is a former member of the Accenture Global Mining Council and the Institute of Directors of Southern Africa. Mr. Dushnisky served on the Board of Trustees of the Toronto-based University Health Network (UHN).

Jonathan Evans, Director, President and Chief Executive Officer

Mr. Evans is the current President and Chief Executive Officer of LAC, and is also a Director of LAC. Mr. Evans joined as a Director of LAC in June of 2017, has served as President of LAC since August of 2018 and its Chief Executive Officer since May of 2019. Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and General Manager for the Lithium Division at FMC Corporation (USA), and as the Chief Operating Officer of DiversiTech Corporation, a portfolio company of the private equity group, Permira. Jon has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric. He holds a Bachelor of Science degree in mechanical engineering from Clarkson University and an MSc from Rensselaer Polytechnic Institute.

Yuan Gao, Lead Independent Director

Dr. Gao is a Director at LAC, having joined the Board in October of 2019. He is also the Vice Chairman of the board of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd., a leading producer of cathodes for lithium-ion batteries, having served as President and CEO from May 2014 to Sept 2019. Previously, Dr. Gao served as Vice President at Molycorp Inc., and as Global Marketing Director and Technology Manager at FMC Corporation (USA). Yuan holds a BSc from the University of Science and Technology of China, and a PhD in Physics from the University of British Columbia. He has also completed Executive Education at The Wharton Business School, University of Pennsylvania.

Zach Kirkman, Director

Mr. Kirkman is GM's nominee to the Board of LAC. He is the Vice President Corporate Development and Global M&A of General Motors Company since January 2023, and prior to that served as the Head of Corporate Development, Mergers & Acquisitions of Tesla, Inc. from August 2016 to December 2022. Mr. Kirkman has extensive M&A experience gained during his time leading the corporate development teams of GM and Tesla, and previously as part of Apple Inc.'s corporate development department. He holds an MBA from Massachusetts Institute of Technology.

Jinhee Magie, Director

Ms. Magie is a Director at LAC, having joined the Board in June of 2021. Ms. Magie served as the Chief Financial Officer and Senior Vice President of Lundin Mining Corporation from October 2018 to September 2022, overseeing financial reporting, treasury, tax and information technology (including cybersecurity). She joined Lundin in 2008, serving in various roles of increasing responsibility, including nine years as Vice President, Finance. With over 25 years of experience, Ms. Magie began her career with Ernst & Young and has held progressively more senior roles in public companies, with the last 15 years in the mining industry. Before joining Lundin, Ms. Magie was the Director of Corporate Compliance for LionOre Mining International Ltd. She has extensive experience in acquisitions and divestitures, public and private equity fundraising and public company reporting. Ms. Magie holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA).

Philip Montgomery, Director

Mr. Montgomery is a non-executive director at Walkabout Resources Ltd. He brings extensive global experience in major capital projects. Over his 35-year career at BHP Group Limited and its predecessor organizations, Mr. Montgomery worked across various geographies and commodities, demonstrating expertise in leading assets and projects as well as senior corporate roles, including Chief Growth Officer, Global Head of Group Project Management and Vice President - Projects. Mr. Montgomery is a Professional Engineer and holds a B.Sc. in Mechanical Engineering and Business Management from Oxford Brookes University.

Aubree Barnum, Vice President, Human Resources

Ms. Barnum is the Vice President, Human Resources of LAC and is a human resources professional with over 13 years of experience in municipal and mining industry human resources leadership roles. Prior to joining LAC, Ms. Barnum served as Vice President Human Resources for Nevada Copper Corp. She earned her Bachelor of Arts degree in Human Physiology from the University of Oregon and a Master of Business Administration/Human Resource Management degree from Columbia Southern University. She holds a Certified Professional (CP) designation from the Society of Human Resource Management and is a member of the National Society for Leadership and Success.

Tim Crowley, Vice President, Government and External Affairs

Mr. Crowley is the Principal of Crowley & Ferrato Public Affairs, having served in this role since 2014. Prior to Crowley & Ferrato Public Affairs, he was the President of the Nevada Mining Association. He sits on the Keep Truckee Meadows Beautiful Board of Directors and the University of Nevada, Mackay School of Earth Sciences and Engineering Advisory Board. Tim holds a Bachelor of Science from the University of Nevada, Reno.

Richard Gerspacher, Executive Vice President, Capital Projects

Mr. Gerspacher is Senior Vice President, Capital Projects at LAC. He has over 20 years of leadership experience in developing and executing successful projects throughout the world in a variety of sectors including industrial minerals, metals mining and power generation. Prior to joining LAC, Mr. Gerspacher worked for Fluor Corporation, a global engineering and construction company where he served as Vice President and Projects Director for a lithium project in Australia. He also served as Chairman of Fluor's Latin America Talent Development Team and as a member of their Global Project Management Talent Development Team. Mr. Gerspacher holds a Professional Engineer designation, and has a Bachelor's degree in Civil-Structural Engineering from the University of Detroit and a Master of Business Administration degree from Duke University.

Edward Grandy, Senior Vice President, General Counsel and Corporate Secretary

Mr. Grandy is the Vice President, Legal and Regulatory Affairs of Lithium Nevada. He was General Counsel of Barrick's copper business at Barrick Gold Corporation from 2012 to 2018. He is a legal department leader with broad experience in project development and regulatory compliance. Edward holds a Bachelor of Arts from Middlebury College and a J.D. from the Emory University School of Law.

Pablo Mercado, Executive Vice President and Chief Financial Officer

Mr. Mercado is currently the Executive Vice President and Chief Financial Officer of LAC, having been appointed in April 2023. Mr. Mercado has over 23 years of experience in finance and corporate development in the energy industry. Most recently he served as Chief Financial Officer of EnLink Midstream, LLC, and prior to that, as Chief Financial Officer of Forum Energy Technologies, Inc., both US public companies listed on the New York Stock Exchange. Mr. Mercado started his professional career in 1998 as an investment banker at Bank of America, UBS and Credit Suisse, until joining Forum in 2011. He holds a BBA from the Cox School of Business and a BA in Economics from the Dedman College, both of Southern Methodist University, and an MBA from the University of Chicago Booth School of Business.

Alexi Zawadzki, Vice President, Resource Development

Mr. Zawadzki is the President of North American Operations of LAC and the CEO of Lithium Nevada. He has over 20 years of experience developing mining and energy projects in roles of increasing responsibility. Following 10 years working for an international engineering consultancy, in 2007 he founded a publicly traded renewable energy company resulting in the construction and operation of two hydroelectric facilities. Since 2014, he has been focused on the lithium sector as an enabler of renewable energy technologies. Mr. Zawadzki trained as a hydrologist and holds a Masters degree from Wilfrid Laurier University.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company, no proposed director or executive officer of New LAC is, as at the date of the Circular, or was, within 10 years before the date of the Circular, a director, Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO") of any company (including LAC), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

To the knowledge of the Company, except Philip Montgomery as disclosed below, no proposed director or executive officer of New LAC, or a shareholder holding a sufficient number of securities of LAC to affect materially the control of New LAC (a) is, as at the date of the Circular, or has been within the 10 years before the date of the Circular, a director or executive officer of any company (including LAC) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no  proposed director, or executive officer of New LAC, or a shareholder holding a sufficient number of securities of LAC to affect materially the control of New LAC, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

In October 2021, Salt Lake Potash, an Australian company of which Philip Montgomery was a director of at the time, voluntarily declared the company insolvent and appointed KPMG LLP as receivers.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of the date of the Circular, to the knowledge of LAC, no individual who is a proposed director or executive officer of New LAC, or an associate or affiliate of such an individual, will be indebted to New LAC. The board of directors of New LAC will periodically review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

CONFLICTS OF INTEREST

To the best of LAC's knowledge, except as otherwise noted in the Circular, there are no expected conflicts of interest among New LAC, its proposed directors, officers, or other members of management of New LAC except that certain of the proposed directors, officers and other members of management serve as directors, officers and members of management of other public companies and other lithium companies and mining companies. Also, Mr. Zach Kirkman, a proposed director of New LAC, is a representative of GM which will be a significant shareholder of New LAC and have a commercial relationship with New LAC by virtue of the Offtake Agreement. As such, it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of New LAC.

The proposed directors and officers of New LAC are, or will be made, aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and New LAC will rely upon such laws in respect of any directors' or officers' conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the BCBCA.

New LAC will adopt a Code of Conduct and Ethics that applies to all directors, officers, employees and consultants of New LAC and its subsidiaries. A copy of New LAC's Code of Conduct and Ethics will, upon adoption, be found on SEDAR at www.sedar.com and on New LAC's website at https://www.lithiumamericas.com/.

DIRECTOR AND EXECUTIVE COMPENSATION

To date, New LAC has not carried on any active business and has not paid any compensation to its sole director. No compensation has been paid to the proposed executive officers or directors of New LAC and none will be paid until after the Arrangement is completed.

For details regarding the issuance of New LAC Equity Awards to holders of LAC Equity Awards as at the Effective Time pursuant to the Arrangement, and the terms of such New LAC Equity Awards, please see the section "The Arrangement - Treatment of Incentive Securities" in the Circular.

It is expected that the proposed executive officers of New LAC will enter into employment agreements with New LAC on the Effective Date. These agreements are expected to be substantially similar to the contracts which the proposed executive officers of New LAC currently have in place with LAC or the contracts for an equivalent position in LAC, as applicable, with consideration of the prevalent market compensation for an equivalent position. It is expected that the employment agreements of the proposed executive officers of New LAC to be entered into with New LAC on the Effective Date will contain customary change of control provisions. The specific terms of the employment agreements to be entered into with New LAC's executive officers will be subject to review and approval by the CL Committee and Board of LAC prior to the Effective Date.

An annual retainer fee or attendance fee for the proposed directors of New LAC has not been established. However, a fee schedule similar to that in place for the LAC directors is expected to be adopted by New LAC initially and it is expected that all reasonable expenses incurred by directors in order to attend meetings will be reimbursed by New LAC.

Following the completion and independent of the Arrangement, it is anticipated that New LAC will utilize a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The New LAC Board, acting on the recommendation of the CL Committee, will implement a compensation structure intended to align the interests of the New LAC executive officers with those of the New LAC Shareholders. The elements of New LAC's executive compensation program are expected to include: (a) an annual base salary, (b) short term incentive ("STI") awards consisting of a cash bonus and award of New LAC RSUs, (c) long term incentive ("LTI") awards in the form of New LAC DSUs with performance vesting conditions, (d) annual contribution matching by New LAC to a retirement savings plan, up to a certain percentage of base salary and subject to a contribution ceiling established annually, and (e) insurance and other benefits in support of health and wellness.

It is anticipated that the New LAC Incentive Plan will be adopted in connection with the completion of the Arrangement and 14,400,737 New LAC Common Shares will be reserved for issuance pursuant to the New LAC Incentive Plan. The New LAC Incentive Plan will be administered by the CL Committee or equivalent committee appointed by the New LAC Board and constituted in accordance with such committee's charter. Under the New LAC Incentive Plan, the directors, executive officers, employees, consultants and service providers of New LAC and its subsidiaries will be granted New LAC RSUs, New LAC PSUs, New LAC DSUs, and, if desired, options of New LAC, with such award grants generally approved by the New LAC Board on the recommendation of the CL Committee. The full text of the New LAC Incentive Plan is attached as Exhibit III to the Plan of Arrangement attached as Appendix A to the Arrangement Agreement reproduced in Schedule "C" to the Circular. A summary of the New LAC Incentive Plan is attached as Appendix "A" to this Schedule.

Vesting periods will be determined at the discretion of the New LAC Board or New LAC's CEO. It is currently anticipated that: (a) New LAC RSUs will generally vest immediately for STI awards, or cliff-vest after three years for LTI awards; if granted for other purposes, New LAC RSUs will typically vest on the grant anniversary over a period of up to three years; (b) New LAC PSUs will generally cliff-vest after three years, as they are granted as LTI awards under the executive compensation program; and (c) New LAC DSUs will generally vest on the 20th business day after an independent director ceases to hold the position. Option grants under the New LAC Incentive Plan are not currently anticipated.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

THE BOARD

The New LAC Board will comprise of eight (8) directors upon completion of the Arrangement.

Mr. Brown, Ms. Chubbs, Mr. Gao, Ms. Magie and Mr. Montgomery will be considered to be "independent" directors for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and pursuant to Section 303A of the NYSE Listed Company Manual. Mr. Evans, Mr. Dushnisky and Mr. Kirkman will not be considered independent as Mr. Evans will be an executive officer of New LAC, Mr. Dushnisky will be the Executive Chair of New LAC, and Mr. Kirkman is a representative of GM which will have a commercial relationship with New LAC. As such, a majority (five (5) of eight (8) or 63%) of the directors will be independent.

Certain of the proposed directors of New LAC are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Issuer(s)

Fabiana Chubbs	Royal Gold, Inc.

Kelvin Dushnisky	Doman Building Materials Group Ltd. Rigel Resource Acquisition Corp.

Jinhee Magie	AngloGold Ashanti Ltd. Star Royalties Ltd.

Philip Montgomery	Walkabout Resources Ltd.

Directors on the New LAC Board with an interest in a material transaction or agreement will be required to declare their interest and abstain from voting on the transaction or agreement at issue. The New LAC Board will also form special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgement is used to evaluate the transaction, free of any potential or actual conflict of interest.

It is anticipated that New LAC Common Shares will be dual-listed in Canada and the U.S. The NYSE and U.S. securities laws set out different requirements for determining director independence vis-à-vis the TSX and securities laws in Canada. As an anticipated "foreign private issuer" under U.S. securities laws and for so long as New LAC maintains this status, New LAC will likely be permitted to follow Canadian requirements (as its home country) instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three proposed members of the Audit and Risk Committee of New LAC are expected to be Fabiana Chubbs (Chair), Jinhee Magie and Michael Brown, each of whom will satisfy the independence requirements of Rule 10A-3 under the U.S. Exchange Act and Section 303A of the NYSE Listed Company Manual.

Role and Mandate of the Board

The New LAC Board will have overall responsibility for corporate governance matters by virtue of its responsibility for:

  developing and approving corporate policies and guidelines;

  assisting in the definition of corporate objectives and assessing corporate strategies and key plans;

  overseeing material risks of New LAC and its business;

  overseeing the integrity of New LAC's internal financial controls and management information systems; and

  evaluating New LAC's performance and the performance of the New LAC Board, its committees and individual directors.

The New LAC Board's responsibility for these items will be reflected in a board mandate, to be adopted by the New LAC Board that will set out the written terms of reference for the New LAC Board's authority, responsibility and function. The board mandate will be available on New LAC's website at www.lithiumamericas.com once adopted following the completion of the Arrangement.

Orientation and Continuing Education

It is expected that the proposed directors on the New LAC Board will be provided with an orientation that includes meetings with New LAC's senior management team that covers topics including New LAC's history and status of operations, information about New LAC's business, goals, strategy and major policies, familiarization with partners and major service providers, updates on the political environment in the jurisdictions where New LAC operates, information about the lithium industry, lithium markets and pricing, as well as developments in the electric vehicle and battery markets, recent analyst reports, information about the Code, information pertaining to personal liabilities, New LAC's insurance program, rules for purchasing, exercising and selling New LAC-issued securities (New LAC Common Shares and New LAC Equity Awards), and rules regarding insider trading and non-public information. They are also expected to participate in office and site visits, and have the opportunity to meet with staff throughout the organization.

Ethical Business Conduct

New LAC will adopt a Code of Conduct and Ethics (the "Code") following the completion of the Arrangement. The Code will apply to all of New LAC's directors, officers, employees and consultants, and is designed to:

  promote a culture of integrity, and honest and ethical conduct;

  deter wrong-doing such as illegal actions, misuse of Company opportunities or assets, and insider trading;

  provide a framework for addressing conflicts of interest, and potential conflicts;

  preserve the confidentiality of information shared internally with anyone covered by the Code;

  require compliance with applicable laws, rules and regulations, including environmental laws;

  promote a culture of health and safety, and equal opportunity;

  encourage fair dealings with customers, suppliers, competitors and internally among our workforce;

  prohibit payments to domestic and foreign officials pursuant to applicable anti-bribery and anti-corruption laws in Canada and the United States;

  establish guidelines for financial and business reporting, and accurate recordkeeping;

  set out expectations regarding gifts and entertainment, use of email and internet services, and compliance with the Code; and

  encourage reporting of any perceived violations of the Code, without fear of retaliation.

The Code will be subject to review from time to time by the GN Committee, which will be responsible for updating the Code to ensure New LAC is current with evolving governance and ethics practices. The New LAC Board will be responsible for granting any waivers from the Code. New LAC will disclose any waivers from the requirements of the Code granted to directors or executive officers.

Board Nomination

The Board's recruitment and nomination process will be overseen and led by the GN Committee. Recruitment processes may be conducted with or without the assistance of an independent recruitment firm, at the committee's discretion. In connection with the nomination or appointment of individuals as directors, the competencies and skills required by the New LAC Board as well as the competencies and skills of the existing directors and the appropriate size of the New LAC Board will be considered.

Board Assessments

The GN Committee will be responsible for overseeing and establishing processes to evaluate the effectiveness of the New LAC Board, committees and individual directors, along with reviewing charters. It will also be responsible for reviewing: (i) the performance of individual directors, the New LAC Board as a whole, and committees of the New LAC Board; and (ii) the performance evaluation of the chair of each New LAC Board committee. These assessments will be conducted on an informal basis.

Board Skills Matrix

As part of the Company's efforts to ensure that New LAC will have the appropriate combination of skills and experience on the New LAC Board from its inception, an ad hoc committee of LAC charged with overseeing board recruitment and composition-related matters for New LAC ("New LAC Separation Committee") has assessed the proposed director nominees of New LAC based on a skills matrix and identified the various areas of expertise that will be necessary to provide effective stewardship for New LAC. Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of the director nominees for New LAC:

Areas of Expertise		General Competencies	Experienced Competencies	Core Competencies
Industry	Exploration	5	3	-
	Mine Development/Operations	3	3	2
	Lithium Industry	5	1	2
	Chemical Processing	5	1	2
	Health and Safety	3	3	2
	Sustainability and Environment	4	1	3
Operational	Human Resources and Talent Management	-	7	1
	Business Development	-	4	4
	Executive Compensation	2	5	1
	Risk Management	-	5	3
	Cybersecurity and Technology	5	1	2
Financial	Financial and Audit	3	3	2
	Financial Literacy	2	2	4
	Capital Markets	3	3	2
	Banking/Project Finance	3	3	2
Legal/Regulatory	Securities/Law, Legal Policy and Regulatory	2	4	2
	Government Relations	3	2	3
	Corporate Governance	-	6	2
Leadership	Executive Leadership	-	3	5
	Board Experience	2	4	2
	Public Company Executive	-	3	5
	Strategic Planning	-	3	5

Diversity

New LAC has not adopted a written policy relating to identification and nomination of female directors or a target regarding women in executive positions at this time. The New LAC Board will consider the adequate policies and practices to be adopted for New LAC as are appropriate for its circumstances. Of the proposed director nominees for New LAC, two (2) out of eight (8) (25%) are women. With respect to the proposed executive management, one (1) out of seven (7) is a woman (14%).

AUDIT AND RISK COMMITTEE

Overview

The Audit and Risk Committee will be responsible for monitoring New LAC's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of New LAC's external auditors. The committee is also responsible for reviewing New LAC's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the New LAC Board.

Audit and Risk Committee Charter

It is anticipated that the New LAC Board will adopt a charter of the Audit and Risk Committee substantially in the form attached as Appendix "B" to this Schedule.

Composition of the Audit Committee and Independence

It is anticipated the audit committee of New LAC will consist of Fabiana Chubbs (Chair), Jinhee Magie and Michael Brown. National Instrument 52-110 - Audit Committees ("NI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with New LAC, which could, in the view of the New LAC Board, reasonably interfere with the exercise of the member's independent judgment. The New LAC Separation Committee has determined that all members of New LAC's Audit and Risk Committee will be "independent" directors under the requirements of NI 52-110, Rule 10A-3 under the U.S Exchange Act and Section 303A of the NYSE Listed Company Manual.

Relevant Education and Experience

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company's financial statements. The New LAC Separation Committee has determined that all of the proposed members of New LAC's Audit and Risk Committee are "financially literate" under the requirements of NI 52-110, and the NYSE Listed Company Manual and at least two members, Fabiana Chubbs and Jinhee Magie, are each considered to be an "audit committee financial expert" as that term is used in the U.S. Exchange Act.

Based on their business and educational experiences, each proposed Audit and Risk Committee member will have a reasonable understanding of the accounting principles used by New LAC; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by New LAC's financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. In addition, a majority of the proposed members of the Audit and Risk Committee have had several years of experience in senior executive roles and as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

Fabiana Chubbs

Ms. Chubbs is a Chartered Professional Accountant (CPA, CA) and a graduate of the University of Buenos Aires, holding degrees in Certified Public Accounting and a Bachelor of Business Administration. Ms. Chubbs was the CFO of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado in 2007 and led the Treasury and Risk Management functions before her promotion to the CFO position. Prior to Eldorado, she was a Senior Manager with PwC Canada where she spent ten years specializing in auditing public mining and technology companies. Ms. Chubbs started her career in her native Argentina, where she divided her experience between tenures with PwC Argentina and IBM.

Jinhee Magie

Ms. Magie holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA). She has extensive experience in acquisitions and divestitures, public and private equity fundraising and public company reporting from a career spanning over 25 years. Ms. Magie began her career with Ernst & Young and has held progressively more senior roles in public companies, with the last 18 years being in the mining industry. She was the Director of Corporate Compliance for LionOre Mining International Ltd. from 2005 to 2008, then joined Lundin Mining Corporation in 2008 serving in various roles of increasing responsibility to 2018 when she was appointed as the Chief Financial Officer and Senior Vice President of Lundin, serving in this role until September 2022.

Michael Brown

Mr. Brown holds a Master of Business Administration from George Washington University. He has over 30 years of private, public, and non-profit experience in the management of risk, financial reporting, audit, and compliance assurance programs with corporate, government, and non-profit boards. Mr. Brown had board-level reporting obligations at Barrick Gold Corp. on behalf of its North American operations and interacted with the Audit and ESG committees. After Sarbanes-Oxley came into force, he led the effort in North America to develop Barrick's initial risk register and implementation of the associated assurance programs. Mr. Brown was the designated SOX certifying executive for Barrick Gold North America's financial statements from 2014 to 2018.

Audit Fees

New LAC has not paid any fees to PwC in respect of audit fees, audit-related fees, tax fees or other fees for the period from incorporation to the present and any such fees incurred to date will be paid by LAC.

GOVERNANCE AND NOMINATION COMMITTEE

It is anticipated the GN Committee will consist of Yuan Gao (Chair), Jinhee Magie, Kelvin Dushnisky (the Executive Director of New LAC) and Fabiana Chubbs, of whom Mr. Gao, Ms. Magie and Ms. Chubbs will each be an "independent" director within the meaning of NI 58-101. The GN Committee will be responsible for (a) assisting the New LAC Board in fulfilling its oversight responsibilities by identifying individuals qualified to become board and board committee members and recommending that the board select director nominees for appointment or election to the board; and (b) developing and recommending to the board corporate governance guidelines for New LAC and making recommendations to the board with respect to corporate governance practices.

COMPENSATION AND LEADERSHIP COMMITTEE

It is anticipated the CL Committee will consist of Jinhee Magie (Chair), Yuan Gao, and Philip Montgomery, each of whom will be an "independent" director within the meaning of NI 58-101. The CL Committee will be responsible for (a) reviewing senior leadership development and succession planning for New LAC; (b) discharging the board's responsibilities relating to compensation and benefits of the executive officers and directors of New LAC; and (c) developing and overseeing the management's compensation policies and programs.

ENVIRONMENTAL, SUSTAINABILITY, SAFETY AND HEALTH COMMITTEE

It is anticipated the ESSH Committee will consist of Michael Brown (Chair), Zach Kirkman, Jonathan Evans and Philip Montgomery, of whom Mr. Brown and Mr. Montgomery will each be an "independent" director within the meaning of NI 58-101. The ESSH Committee will be responsible for reviewing and monitoring: (a) the environmental policies and activities of New LAC on behalf of the New LAC Board and management; (b) the policies and activities of New LAC as they relate to the health and safety of employees of New LAC in the workplace; (c) the social engagement and social responsibility policies and activities of New LAC as they relate to New LAC's interaction with community, government, and other stakeholders; and (d) the policies and activities of New LAC as they relate to sustainable development and business practices, including environmental, health and safety, social engagement and social responsibility and related matters in the conduct of New LAC's activities.

STOCK EXCHANGE LISTING

New LAC has made an application to list the New LAC Common Shares, which encompasses New LAC's name change to "Lithium Americas Corp." as part of the Arrangement, under the ticker symbol "LAC" on the TSX and NYSE. Any listing will be subject to fulfilling all the requirements and receiving the approvals of the TSX and NYSE, respectively.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

LAC is not a party to, nor are any of LAC's properties subject to, any pending or contemplated legal proceedings or regulatory actions which the Company believes would have a material adverse outcome or effect on New LAC or its business.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as set elsewhere in the Circular, none of the proposed directors or executive officers of New LAC, or any person that is expected to beneficially own or control or direct more than 10% of any class or series of shares of New LAC, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of the Circular, or any proposed transaction, that has materially affected or would materially affect New LAC or any of its subsidiaries.

Certain proposed directors and officers of New LAC are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other engaged companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of New LAC may not be made available to New LAC but, rather, may be offered to a company with competing interests. The directors and senior officers of New LAC are required by law to act honestly and in good faith with a view to the best interests of New LAC and to disclose any personal interest which they may have in any project or opportunity of New LAC, and to abstain from voting on such matters.

AUDITORS, TRANSFER AGENT AND REGISTRARS

Effective on completion of the Arrangement, PwC of 1400 - 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7, will be the auditor of New LAC. PwC is the auditor of LAC and was appointed in August 2015.

The transfer agent and registrar for the New LAC Common Shares will be Computershare at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

Following the completion of the Arrangement, the following will be the material contracts of New LAC, other than contracts entered into the ordinary course of business:

1. New LAC will become a party to the Master Purchase Agreement, as described in "Items of Business - Approval of Matters in respect of the GM Transaction" in the Circular and in "Agreements Relating to the GM Transaction" below, a copy of which is available on LAC's profile on SEDAR at www.sedar.com;

2. New LAC will enter into a new Investor Rights Agreement, as described in "Agreements Relating to the GM Transaction" below, a copy of which is available on LAC's profile on SEDAR at www.sedar.com;

3. New LAC will enter into a new Tranche 2 Subscription Agreement (the "New LAC Tranche 2 Subscription Agreement"), as described in "Items of Business - Approval of Matters in respect of the GM Transaction" in the Circular and in "Agreements Relating to the GM Transaction" below, a copy of which is available on LAC's profile on SEDAR at www.sedar.com; and

4. the Arrangement Agreement, as described in "The Arrangement - Arrangement Agreement and Related Agreements" in the Circular, a copy of which is available on LAC's profile on SEDAR at www.sedar.com.

Copies of the above material contracts will be available following the completion of the Arrangement on New LAC's profile on SEDAR at www.sedar.com.

AGREEMENTS RELATING TO THE GM TRANSACTION

On January 30, 2023, LAC and GM entered into the Master Purchase Agreement pursuant to which GM will make an approximately US$650 million equity investment in LAC. The investment is comprised of two tranches, with Tranche 1 in the form of subscription receipts convertible into LAC Common Shares and warrants having been completed, and Tranche 2 contemplated to be invested in New LAC following the Arrangement. LAC has agreed to use the proceeds from the GM Transaction for the development of the Thacker Pass Project. Tranche 1 of the GM Transaction was structured through the initial issuance of 15,002,243 subscription receipts by LAC to GM, whereby each subscription receipt, upon satisfaction of certain escrow release conditions, automatically converted into one unit comprised of one LAC Common Share and 79.26% of one Tranche 2 AEW with each Tranche 2 AEW exercisable into one LAC Common Share at a price of US$27.74 for a term of 36 months from the date of issuance. The conversion of the subscription receipts resulted in the issuance of all shares issuable for Tranche 1 and, through the shares issuable upon exercise of the Tranche 2 AEWs, the allocation of all shares issuable under the Tranche 2 subscription.

GM and LAC will implement Tranche 2 either through the exercise of the Tranche 2 AEWs or a purchase of LAC Common Shares (or, post-Arrangement, New LAC Common Shares) under the Tranche 2 Subscription Agreement, or the New LAC Tranche 2 Subscription Agreement (as defined above), (which would result in the automatic termination of the Tranche 2 AEWs) that provides for the purchase of approximately US$330 million of LAC Common Shares (or, post-Arrangement, New LAC Common Shares) at the prevailing market price, to a maximum of US$27.74 per share (adjusted for the Arrangement, if applicable). To the extent that GM completes an investment under one subscription alternative (either the Tranche 2 Subscription Agreement or the Tranche 2 AEWs), the LAC Common Shares (or, post-Arrangement, New LAC Common Shares) will cease to be issuable under the other agreement. In addition to other closing conditions, Tranche 2 will be subject to a condition that LAC (or, post-Arrangement, New LAC) secure sufficient funding to complete the development of Phase 1 of the Thacker Pass Project.

In connection with the escrow release and issuance of the shares under Tranche 1 on February 16, 2023, LAC and GM entered into the Investor Rights Agreement pursuant to which GM is required to "lock-up" their securities until the later of (i) one year following the completion of the Arrangement, or (ii) the earlier of (a) six months after the closing of Tranche 2, or (b) the date Tranche 2 is not completed in accordance with its terms, provided that the foregoing lock-up restriction will not apply if the Arrangement does not occur. In addition, GM has certain board nomination rights (with respect to the board of LAC or, post-Arrangement, New LAC), oversight, and demand registration and piggy-back registration rights and securities offering participation rights, and is also subject to a standstill limitation whereby it is not able to increase its holdings beyond 20% of the issued and outstanding LAC Common Shares (or, post-Arrangement, New LAC) until a period that is the earlier of (i) five years following the effective date of the Investor Rights Agreement, and (ii) one year following the date of the commencement of commercial production for Phase 1 as outlined in the Offtake Agreement. Completion of Tranche 2 of the GM Transaction remains subject to customary regulatory approvals, including approval of the TSX and NYSE, and other customary closing conditions. See "Risk Factors - Risks Related to the Securities and Business of New LAC - Risks Relating to the GM Transaction". In addition, LAC and GM also entered into the Offtake Agreement pursuant to which LAC (or, post-Arrangement, New LAC) will supply GM with lithium carbonate production from Phase 1. The price within the Offtake Agreement is based on an agreed upon price formula linked to prevailing market prices. The term of the Offtake Agreement is for 10 years from the commencement of Phase 1 production, with an option (exercisable by GM) to extend the Offtake Agreement by an additional five years. GM also has a right of first offer, under the Offtake Agreement, on the offtake of Phase 2 production.

Post-Separation, New LAC will become a party to or enter into the Master Purchase Agreement, the new Investor Rights Agreement, the New LAC Tranche 2 Subscription Agreement, the Offtake Agreement, and may issue replacement New LAC Tranche 2 AEWs (if the GM Tranche 2 Pricing Resolution is not approved) to implement the GM Transaction as described above.

INTEREST OF EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or included by reference in this Schedule; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or LAC.

1. PwC provided an auditors' report dated June 16, 2023 in respect of the New LAC Financial Statements;

2. PwC provided an auditors' report dated June 16, 2023 in respect of the Annual Carve-Out Financial Statements for the North American Business;

3. Daniel Roth, P.E., P.Eng., Walter Mutler, P.Eng., Laurie Tahija, QP-MMSA, Kevin Bahe, P.E., Eugenio Iasillo, P.E., Paul Kaplan, P.E., Kevin Martina, P.Eng., Tyler Cluff, RM-SME, Benson Chow, RM-SME and Bruce Shannon, P.E., prepared the Thacker Pass TR; and

4. Rene LeBlanc, Chief Technical Officer of LAC, is a "qualified person" for the purposes of NI 43-101, and has reviewed and approved the technical and scientific information contained in this Schedule.

As at the date of the Circular, to the knowledge of LAC, Daniel Roth, P.E., P.Eng., Walter Mutler, P.Eng., Laurie Tahija, QP-MMSA, Kevin Bahe, P.E., Eugenio Iasillo, P.E., Paul Kaplan, P.E., Kevin Martina, P.Eng., Tyler Cluff, RM-SME, Benson Chow, RM-SME, Bruce Shannon, P.E. and Rene LeBlanc collectively hold less than one percent of the outstanding securities of LAC or of any of LAC's associates or affiliates.

PwC has advised that they are independent with respect to LAC within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the SEC and the Public Company Accounting Oversight Board on auditor independence.

FINANCIAL STATEMENTS DISCLOSURE

See Schedule "I" to the Circular for the New LAC Financial Statements.

See Schedule "J" to the Circular for the Annual Carve-Out Financial Statements for the North American Business.

See Schedule "K" to the Circular for the Interim Carve-Out Financial Statements for the North American Business.

See Schedule "L" to the Circular for the New LAC Pro Forma Financial Statements.

APPENDIX "A"
SUMMARY OF NEW LAC INCENTIVE PLAN

Overview

The following is a summary of the material terms of the New LAC Incentive Plan for issuance of incentive securities by New LAC following the Separation. It is qualified in its entirety by reference to the specific terms of the New LAC Incentive Plan attached as Exhibit III to the Plan of Arrangement attached as Appendix A to the Arrangement Agreement reproduced in Schedule "C" to the Circular. For a discussion of the treatment of existing LAC Equity Awards under the Arrangement and the replacement securities issued under the New LAC Incentive Plan, refer to "Treatment of Incentive Securities" in the Circular.

The New LAC Incentive Plan will provide for the grant to eligible directors and employees (including officers and service providers determined as eligible by the CL Committee) of incentive stock options exercisable to purchase New LAC Common Shares ("Options") and restricted share rights or restricted share units that convert automatically into New LAC Common Shares ("RSUs") and RSUs that are subject to performance conditions and/or multipliers and designated as such in accordance with the New LAC Incentive Plan ("PSUs"). The New LAC Incentive Plan also provides for the grant to eligible directors of deferred share units ("DSUs") which the directors are entitled to redeem following retirement or termination from the New LAC Board (Options, RSUs, PSUs and DSUs are collectively referred to as "Awards").

Stock Options

Option Grants

The New LAC Incentive Plan will authorize the New LAC Board, on the recommendation of the CL Committee (which for certainty, in this Schedule, refers to the CL Committee of New LAC), to grant Options. The number of New LAC Common Shares under option, the exercise price per New LAC Common Share, the vesting period and any other terms and conditions of Options granted pursuant to the New LAC Incentive Plan, from time to time will be determined by the New LAC Board, on the recommendation of the CL Committee, at the time of the grant, subject to the defined parameters of the New LAC Incentive Plan.  The date of grant for the Options will be the date the CL Committee approved the grant for recommendation to the New LAC Board, or for grants not approved for recommendation by the CL Committee, the date such grant was approved by the New LAC Board. Notwithstanding the foregoing, the New LAC Board may authorize the grant of Options at any time with such grant to be effective at a later date and the corresponding determination of the exercise price to be done at such date to accommodate any blackout period or such other circumstances where such delayed grant is deemed appropriate, and the date of grant of such Options will then be the effective date of the grant.

Exercise Price

The exercise price of any Option cannot be less than the volume weighted average price ("VWAP") of the New LAC Common Shares on the NYSE for the five days on which New LAC Common Shares were traded immediately preceding the date of grant (the "Fair Market Value").

Exercise Period, Blackout Periods and Vesting

Options will be exercisable for a period of five (5) years from the date the Option is granted or such greater or lesser period as determined by the New LAC Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options will be determined by the New LAC Board. Failing a specific vesting determination by the New LAC Board, Options will automatically become exercisable incrementally over a period of eighteen (18) months from the date of grant, as to: (i) 25% of the total number of shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of shares under Option such that after the 18th month of the Option period, 100% of the Option will be exercisable.

In the event of a Change of Control (as defined in the New LAC Incentive Plan) pursuant to the dissolution and liquidation of New LAC, all Options outstanding will immediately vest and become exercisable on the date of such Change of Control. If a Triggering Event (as defined in the New LAC Incentive Plan) occurs within the 12-month period immediately following other categories of a Change of Control (excluding the dissolution and liquidation of New LAC), all outstanding Options will immediately vest and become exercisable on the date of such Triggering Event. The provisions in this paragraph will be subject to the terms of any employment agreement between a participant and New LAC.

When the expiry date of an Option occurs during, or within ten (10) business days following, a "blackout period", the expiry date of such Option is deemed to be the date that is ten (10) business days following the expiry of such blackout period.  Blackout periods will be imposed by New LAC to restrict trading of New LAC's securities by directors, officers, employees and certain others who hold Options to purchase New LAC Common Shares, in accordance with the Disclosure Policy and the Securities Trading Policy to be adopted and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed.

Cashless Surrender Rights

Cashless surrender rights may also be granted under the New LAC Incentive Plan, at the discretion of the New LAC Board on the recommendation of the CL Committee, to an optionee in conjunction with, or at any time following the grant of, an Option.  Cashless surrender rights under the New LAC Incentive Plan will effectively allow an optionee to exercise an Option on a "cashless" basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid New LAC Common Shares. The number of New LAC Common Shares issuable on the cashless surrender right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate Option price of all New LAC Common Shares subject to such Option by the Fair Market Value of one (1) New LAC Common Share.

Termination or Death

If an optionee dies while employed by New LAC, any Option held by him or her will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee will pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no Option will be exercisable unless the New LAC Board determines otherwise.  If an optionee ceases to be employed or engaged by New LAC for any reason other than cause, then the Options will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner).

RSUs & PSUs

RSU & PSU Grant

The New LAC Incentive Plan will authorize the New LAC Board to grant RSUs and PSUs, in its sole and absolute discretion, to any eligible employee (including officers and service providers deemed eligible by the CL Committee) or director. Each RSU or PSU will provide the recipient with the right to receive New LAC Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the New LAC Incentive Plan and with such additional provisions and restrictions as the New LAC Board may determine. Each RSU and PSU grant will be evidenced by a grant letter or agreement which will be subject to the terms of the New LAC Incentive Plan and any other terms and conditions which the New LAC Board, on recommendation of the CL Committee, deems appropriate.

Vesting of RSUs & PSUs

Concurrent with the granting of the RSU or PSU, the New LAC Board will determine, on recommendation from the CL Committee, the period of time during which the RSU or PSU is not vested and the holder of such RSU or PSU remains ineligible to receive New LAC Common Shares (the "Restricted Period") and vesting requirements applicable to such RSU or PSU.  Vesting of a RSU or PSU will be determined at the sole discretion of the New LAC Board at the time of grant and will be specified in the RSU or PSU grant letter or agreement. Vesting requirements may be based upon the continued employment or other service of a participant, and/or performance conditions to be achieved by New LAC or a class of participants or by a particular participant on an individual basis, within a Restricted Period, for such RSUs or PSUs to entitle the holder thereof to receive the underlying New LAC Common Shares (and the number of underlying New LAC Shares that may be received may be subject to performance multipliers).

In respect of PSUs only, the New LAC Board may determine, on recommendation from the CL Committee, additional performance-related vesting conditions, such as performance of the New LAC Common Shares against performance of a peer-group of listed issuers, individual performance metrics, or otherwise.

In the event of a Change of Control (as defined in the New LAC Incentive Plan) pursuant to the dissolution and liquidation of New LAC, all RSUs and PSUs outstanding will immediately vest and be settled by the issuance of New LAC Common Shares, notwithstanding the Restricted Period and any date after the Restricted Period which is the earlier of (i) the date which the participant has elected to defer receipt of New LAC Common Shares underlying the RSUs or PSUs, and (ii) the participation's separation date (the "Deferred Payment Date"). If a Triggering Event (as defined in the New LAC Incentive Plan) occurs within the 12-month period immediately following other categories of a Change of Control (excluding the dissolution and liquidation of New LAC), all outstanding RSUs or PSUs will vest immediately and be settled by the issuance of New LAC Common Shares notwithstanding the Restricted Period and any Deferred Payment Date. The provisions in this paragraph will be subject to the terms of any employment agreement between a participant and New LAC.

Once the RSU or PSU vests, the RSU or PSU will be automatically settled through the issuance of an equivalent number of underlying New LAC Common Shares as RSUs or PSUs held (subject, in the case of PSUs, to any performance multiplier). In respect of PSUs that are accelerated as a result of a Change of Control or the total disability or death of a participant, unless the New LAC Board determines otherwise and subject to any employment agreement or Award agreement between New LAC and the participant, (i) in respect of any performance measurement periods that are completed on or prior to the Change of Control, total disability or death of a participant, the proportion of PSUs equivalent to the performance measurement periods completed will be settled by applying a performance multiplier calculated based on the actual performance in respect to such completed periods, and (ii) in respect of any performance measurement periods that are not completed on or prior to the Change of Control, total disability or death of a participant, the equivalent proportion of PSUs in respect to such periods will be settled by applying a performance multiplier of one (1) New LAC Common Share for each PSU. Participants who are resident in Canada for the purposes of the Income Tax Act (Canada) may elect to defer some or all of any part of the New LAC Common Share grant until one or more later dates.

Retirement or Termination

Subject to the terms of any employment agreement or Award agreement between New LAC and the participant, in the event the participant retires or is terminated during the vesting period, any RSU or PSU held by the participant will be terminated immediately, provided however that the New LAC Board will have the absolute discretion to modify the RSUs or PSUs, including to provide that the Restricted Period will terminate immediately prior to the date of such occurrence or allow the RSUs or PSUs to continue in accordance with their original Restricted Periods. In the event the participant retires or is terminated following the vesting period, New LAC will issue, and the participant will forthwith receive, the New LAC Common Shares underlying the RSUs or PSUs. In the event of death or total disability, the vesting period will accelerate and the New LAC Common Shares underlying the RSUs or PSUs will be issued.

Payment of Dividends

Subject to the absolute discretion of the New LAC Board to declare dividends, in the event any such dividend is declared on the New LAC Common Shares of New LAC, a participant with RSUs or PSUs which have vested but on which the underlying New LAC Common Shares have not yet been issued as a result of a deferral election will be entitled to receive an additional number of RSUs or PSUs equivalent to the amount of the dividend such participant would have received on the underlying New LAC Common Shares based on the five-day VWAP of the New LAC Common Shares on the TSX at such time. If the foregoing results in a fractional RSU or PSU, the fraction will be disregarded. Any additional RSUs or PSUs awarded pursuant to this paragraph will be subject to the same terms, including the time of settlement, as the RSUs or PSUs to which they relate.

DSUs

DSU Grant

The New LAC Incentive Plan will authorize the New LAC Board to grant DSUs, in its sole and absolute discretion in a lump sum amount or on regular intervals to eligible directors.  Each DSU grant will be subject to the terms of the New LAC Incentive Plan and any other terms and conditions which the New LAC Board, on recommendation of the CL Committee, deems appropriate.

Vesting of DSUs

Subject to deferrals in accordance with applicable tax legislation, DSUs are redeemed automatically following their vesting.  If DSUs are issued with vesting conditions, each eligible director will redeem their DSUs on the 20th business day following the separation from New LAC.  Upon redemption, the director will be entitled to receive (subject to any share issuance limits in the New LAC Incentive Plan), the number of New LAC Common Shares equal to the number of DSUs in the director's account.  If the director ceases to hold office during a year where DSUs have been granted in advance of being earned and they have not held office for the entire year, the director will only be entitled to a pro-rated issuance of shares.

Payment of Dividends

Subject to the absolute discretion of the New LAC Board to declare dividends, in the event any such dividend is declared on the New LAC Common Shares of New LAC, a participant with DSUs which have vested but on which the underlying New LAC Common Shares have not yet been issued as a result of a deferral election will be entitled to receive an additional number of DSUs equivalent to the amount of the dividend such participant would have received on the underlying New LAC Common Shares based on the five-day VWAP of the New LAC Common Shares on the TSX at such time. If the foregoing results in a fractional DSU, the fraction will be disregarded. Any additional DSUs awarded pursuant to this paragraph will be subject to the same terms, including the time of settlement, as the DSUs to which they relate.

Provisions Applicable to all Grants of Awards

Participation Limits

The aggregate number of New LAC Common Shares that may be issued and issuable under the New LAC Incentive Plan together with any other securities-based compensation arrangements of New LAC, as applicable,

(a) to insiders will not exceed 10% of New LAC's outstanding issue from time to time;

(b) to insiders within any one-year period will not exceed 10% of New LAC's outstanding issue from time to time; and

(c) to any one insider and his or her associates within any one-year period will not exceed 5% of New LAC's outstanding issue from time to time.

In no event will the number of New LAC Common Shares that may be issued to any individual under the New LAC Incentive Plan (when combined with all of New LAC's other security-based compensation arrangements, as applicable) exceed 5% of New LAC's outstanding issue from time to time.

The aggregate number of Options that may be granted under the New LAC Incentive Plan to any one non-employee director of New LAC within any one-year period will not exceed a maximum value of C$100,000 worth of securities, and together with any RSUs, PSUs and DSUs granted under the New LAC Incentive Plan and any securities granted under all other securities-based compensation arrangements, such aggregate value will not exceed C$150,000 in any one-year period, subject to caveats set out in the corresponding section of the New LAC Incentive Plan.

Transferability

Pursuant to the New LAC Incentive Plan, any Awards granted to a participant will not be transferable except by will or by the laws of descent and distribution.  During the lifetime of a participant, Awards may only be exercised by the Participant.

Amendments to the Plan

The New LAC Board may amend, suspend or terminate the New LAC Incentive Plan or any Award granted under the New LAC Incentive Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes regarding the persons eligible to participate in the New LAC Incentive Plan; (iii) changes to the exercise price; (iv) vesting, term and termination provisions of Awards; (v) changes to the cashless surrender right provisions; (vi) changes to the authority and role of the New LAC Board under the New LAC Incentive Plan; and (vii) any other matter relating to the New LAC Incentive Plan and the Awards granted thereunder, provided however that:

(a) such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which New LAC's shares are listed;

(b) no amendment to the New LAC Incentive Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c) the expiry date of an Option will not be more than five (5) years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within ten (10) business days following the expiry of a blackout period, the expiry date of such Option will be deemed to be the date that is the tenth (10th) business day following the expiry of the blackout period;

(d) the directors of the New LAC Board will obtain shareholder approval of:

(i) any amendment to the aggregate number of New LAC Common Shares issuable under the New LAC Incentive Plan;

(ii) any amendment to the limitations on shares that may be reserved for issuance, or issued, to insiders, or increase participation limits on non-employee directors;

(iii) any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise, or permits the cancellation and re-issuance of Options;

(iv) any amendment that would extend the expiry date of any Option granted under the New LAC Incentive Plan except in the event that such Option expires during or within ten (10) business days following the expiry of a blackout period;

(v) any amendment to permit Options to be transferred other than for normal estate settlement purposes; or

(vi) any amendment to reduce the range of amendments requiring shareholder approval contemplated in this section.

If the New LAC Incentive Plan is terminated, the provisions of the New LAC Incentive Plan and any administrative guidelines and other rules and regulations adopted by the New LAC Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remains outstanding.

Share Issuance Limits

The aggregate number of New LAC Common Shares that may be subject to issuance under the New LAC Incentive Plan, together with any other securities-based compensation arrangements of New LAC, will not exceed 14,400,737 New LAC Common Shares (or 9% of the New LAC Common Shares based on the current number of LAC Common Shares outstanding).

As of the date hereof, there are 2,307,446 LAC RSUs, 787,409 LAC PSUs and 268,339 LAC DSUs outstanding, which, if they were exchanged in the Arrangement as of the date hereof, would result in the issuance of the equivalent numbers of New LAC RSUs, New LAC PSUs and New LAC DSUs being issued in the Arrangement (entitling the holders thereof to acquire a maximum of 3,679,393 New LAC Common Shares, after giving effect to performance multipliers applicable to vested LAC PSUs prior to the Effective Date, representing 2.3% of the New LAC Common Shares based on the current number of LAC Common Shares outstanding) resulting in 10,721,345 New LAC Common Shares remaining available for the grant of additional future awards under the New LAC Incentive Plan post-Arrangement representing 6.7% of the New LAC Common Shares based on the current number of LAC Common Shares outstanding.

APPENDIX "B"
NEW LAC AUDIT AND RISK COMMITTEE CHARTER

AUDIT AND RISK COMMITTEE CHARTER

I. PURPOSE

The Audit and Risk Committee (the "Committee") is a committee of the board of directors (the "Board") of Lithium Americas Corp. ("LAC") to which the Board delegates its responsibilities for the oversight of the accounting and financial reporting processes, financial statement audits and risk management functions. The role of the Committee will include:

A. Overseeing the integrity of LAC's internal audit processes and reviewing LAC's financial disclosure and reporting;

B. Monitoring the independence and performance of LAC's external auditor (the "Auditor");

C. Reviewing the integrity and effectiveness of LAC's systems of internal controls for reporting on LAC's financial condition;

D. Monitoring LAC management's ("Management") compliance with legal and regulatory requirements as it relates to financial and reporting matters; and

E. Overseeing certain risk management systems and practices adopted by LAC.

II. COMPOSITION

A. The Committee will be composed of at least three directors from the Board, all of whom are independent directors of LAC.

B. All members of the Committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three-month period in which to achieve the required level of literacy.

C. The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint a Chair and the other members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

D. The Secretary of the Committee shall be elected by its members.

E. A member shall cease to be a member of the Committee upon ceasing to be a director of LAC.

III. COMMITTEE RESPONSIBILITIES

To fulfill the mandate and responsibilities of the Committee, the Committee shall:

A. Financial Statement and Financial Disclosure

(i) Review (with the Auditor and Management), prior to recommending to the Board for its approval, the following:

(a) the audited annual and unaudited quarterly financial statements, including the notes thereto;

(b) Management's Discussion and Analysis ("MD&A") of operations accompanying or contained in the annual or quarterly reports and the consistency of the MD&A with the financial statements;

(c) any report of the Auditor, letter from the Auditor to Management or any other expert report or opinion obtained by LAC in connection with the financial statements;

(d) the accounting treatment for any transactions that are material or not in the normal course of LAC's business;

(e) the nature and substance of significant accruals, accounting reserves and other estimates having a material effect on the financial statements;

(f) carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;

(g) any off-balance sheet financing arrangement;

(h) any use of derivatives and hedging transactions, if conducted by LAC;

(i) asset retirement and reclamation obligations;

(j) any pension obligations, if a pension plan has been adopted by LAC;

(k) LAC's accounting and auditing principles, policies and practices including any changes thereto;

(l) all significant adjustments made or proposed to be made in LAC's financial statements by Management or by the Auditor;

(m) details regarding any unrecorded audit adjustments;

(n) any impairment provisions based on ceiling tests or other calculation including the carrying value of goodwill;

(o) use by LAC of any non-GAAP financial measures or forward- looking financial information contained in any disclosure document; and

(p) such other matters as the Committee considers necessary in connection with the preparation of LAC's financial reports.

(ii) Review and discuss with the Auditor any audit related problems or difficulties and Management's response thereto, including any restrictions imposed on the scope of the Auditor's activities, access to required information, disagreement with Management or the adequacy of internal controls.

(iii) Review, discuss with Management (and with the Auditor, where required or appropriate) and approve or recommend that the Board approve the following, prior to disclosure to the public:

(a) consolidated annual audited financial statements and related MD&A;

(b) consolidated unaudited quarterly financial statements and related MD&A;

(c) press releases announcing or containing financial information including those based on the annual or quarterly financial statements, and non-GAAP financial measures, revenue or earnings guidance or other forward- looking information; and

(d) financial information contained within any prospectus, annual information form, information circular, take-over bid circular, issuer bid circular, rights offering circular or other form of prescribed disclosure document.

(iv) Monitor, evaluate and report to the Board on the procedures that are in place for the review of LAC's public disclosure of financial information extracted or derived from LAC's financial statements and periodically assess the adequacy of those procedures.

B. Auditor

(i) Recommend to the Board:

(a) the Auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for LAC, and

(b) the compensation of the external auditor.

(ii) Require the Auditor to report to the Committee.

(iii) Oversee the work of the Auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attestation services for LAC, including the mandate of the Auditor, the annual engagement letter, audit plan and audit scope.

(iv) Determine whether the Auditor is satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

(v) Review and discuss material written communications between the Auditor and Management; and any other matters required to be communicated by the Auditor to the Committee by applicable rules and regulations.

(vi) Assist in the resolution of disagreements between Management and the Auditor regarding financial reporting.

(vii) Gain an understanding of whether internal control recommendations made by the Auditor have been implemented by Management.

(viii) Establish guidelines for the retention of the Auditor for any non- audit services including a consideration of whether the provision of such services would impact the independence of the Auditor.

(ix) Authorize the Committee Chair to pre-approve all non-audit services to be provided to LAC or its subsidiary entities by LAC's external auditor, subject to the Committee Chair reporting the pre-approval(s) to the Committee at the Committee meeting subsequent to said approval(s).

(x) Review and approve the fees and expenses of the Auditor.

(xi) At least annually, evaluate the Auditor's qualifications, performance and independence, including that of the Auditor's lead partner, and report the results of such review to the Board.

(xii) Where the Committee considers it appropriate, recommend a replacement for the Auditor and oversee any procedures required for the replacement thereof.

(xiii) Review and approve LAC's hiring policies regarding partners, employees and former partners and employees of the present and former Auditor of LAC.

(xiv) Review the effectiveness of any internal auditor and internal audit process, and the working relationship between any internal auditor (and other financial personnel of LAC) and the Auditor.

C. Internal Controls and Systems

(i) Monitor, evaluate and report to the Board on the integrity of the financial reporting process and the system of internal controls (including any significant deficiencies or material weaknesses in internal control over financial reporting) that Management and the Board have established and the processes followed by Management and the Board for assessing such internal controls, including the responsibilities of LAC's internal audit function with respect to internal controls, including without limitation, to get reasonable assurance that LAC has:

(a) the appropriate books, records and accounts in reasonable detail to accurately and fairly reflect LAC's transactions;

(b) effective internal control systems; and

(c) adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

(ii) Review with Management and advise the Board with respect to LAC's policies and procedures regarding compliance with new developments in accounting principles, laws and regulations and their impact on the financial statements of LAC.

(iii) Review Management's report on and the Auditor's assessment of LAC's internal controls over financial reporting and report all deficiencies and remedial actions to the Board.

(iv) Review and monitor LAC's compliance with applicable legal and regulatory requirements related to financial reporting and disclosure.

(v) With respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and Chief Financial Officer to comply with National Instrument 52-109, and review disclosures made to the Committee by LAC's Chief Executive Officer and Chief Financial Officer during their certification process required under applicable Canadian and United States securities laws.

(vi) Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud.

(vii) Review with Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets.

D. Risk Management

(i) Review, monitor, evaluate and report to the Board on:

(a) LAC's major business, operational, political, financial, compliance and control risks and exposures, including risk of frauds within operations or financial reporting;

(b) the steps management has taken to monitor and control such risks and exposures, including, without limitation, insurance coverage;

(c) LAC's policies with respect to risk assessment and risk management; and

(d) reporting trends on emerging risks and recommending disclosure and risk management measures to Management as needed.

(ii) Ensure that the Board is aware of matters which may significantly impact LAC's financial condition, business, assets or stakeholders, their likelihood and magnitude, and the interrelationships and potential compounding effects of such risks, and that the Board discusses such risks with Management and assess the steps Management has taken to minimize such risks considering LAC's risk tolerance level.

(iii) Assess the level of risk tolerance for LAC, its process for identifying principal business and operational risks, and to implement measures for managing and disclosing such risks.

(iv) Review and assess the adequacy of insurance coverage for LAC, including directors' and officers' liability coverage.

(v) Review with the Auditor and Management the treatment and disclosure of significant related party transactions and potential conflicts of interest.

(vi) Review the appointment of LAC's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

(vii) Establish procedures for:

(a) the receipt, retention and treatment of complaints received by LAC regarding accounting, internal accounting controls, or auditing matters, and

(b) the confidential, anonymous submission by employees of LAC of concerns regarding questionable accounting or auditing matters.

(viii) Review any material complaints and concerns or reported violations received regarding accounting, internal controls or auditing matters, and the investigation and resolution thereof, including, without limitation, any matter brought to the attention of the Committee relating to the existence of any actual or potential conflict of interest disclosure provided pursuant to LAC's Code of Business Conduct and Ethics (the "Code") and determine appropriate action to be recommended to the Board.

(ix) Review privacy and data security risks applicable to LAC and measures taken to mitigate such risks, including the protection of LAC's management information systems and data.

(x) Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities.

(xi) Receive and review Management's report and, if applicable, the report of the Auditor, with respect to:

(a) any material correspondence with, or other material action by, regulators or governmental agencies;

(b) any material legal proceeding involving LAC; or

(c) any allegations concerning LAC's non-compliance with applicable laws or listing standards.

E. Other Matters

(i) Perform any other activities consistent with this charter, LAC's articles and by-laws and governing law as the Committee or the Board deems necessary or appropriate.

(ii) Annually conduct a self-assessment of the performance of the Committee and the members thereof and report its findings to the Board. This review shall seek to identify specific areas, if any, in need of improvement or strengthening.

(iii) Report at regularly scheduled Board meetings on matters coming before the Committee.

IV. AUTHORITY AND RESOURCES

A. The Committee has the authority to engage independent counsel, consultants and other advisors as it deems necessary or advisable to carry out its duties and responsibilities and the Committee will set the compensation for such advisors.

B. The Committee has the authority to communicate directly with and to meet with the Auditor and the internal auditor, and Management, exclusive of each other for purposes of performing its duties. This extends to requiring the Auditor to report directly to the Committee. The Committee will meet with the Auditor independent of Management after each review of the unaudited and audited financial statements and at such other times as the Committee may require.

C. In connection with their service on the Committee, the members shall be entitled to such remuneration, payment or reimbursement of such incidental expenses and indemnification, on such terms as the Board may so determine from time to time.

D. LAC shall provide the Committee with such resources, personnel and authority as the Committee may require in order to properly carry out and discharge its roles and responsibilities hereunder.

E. The Committee and its members shall have access to such documents or records of LAC and to such officers, employees or advisors of LAC or require their attendance at any meeting of the Committee, all as the Committee or the members thereof may consider necessary in order to fulfill and discharge their responsibilities hereunder.

F. The Committee shall review and assess the adequacy of this charter on a regular basis and consider whether this charter appropriately addresses the matters that are or should be within its scope and, where appropriate, make recommendations to the Board for the alteration, modification or amendment hereof.

G. This charter may, at any time, and from time to time, be altered, modified or amended in such manner as may be approved by the Board.

V. MEETINGS

A. The Committee shall meet as often as it considers necessary, but at least once per quarter and, subject to the terms hereof and applicable law, otherwise establish its procedures and govern itself as the members of the Committee may see fit in order to carry out and fulfill its duties and responsibilities hereunder.

B. The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.

C. Meetings of the Committee may be called by the Chair of the Committee, any other member of the Committee or the Auditor. Not less than 48 hours advance notice of any meeting shall be given orally or in writing personally delivered or by facsimile or electronic mail together with an agenda to each member of the Committee unless all members of the Committee are present at any meeting and agree to waive notice and any absent member of the Committee has waived notice or otherwise consented to the holding of such meetings in writing.

D. The Auditor shall receive notice of and have the right to attend all meetings of the Audit Committee.

E. A majority of members of the Committee will constitute a quorum (provided that a quorum shall not be less than 2 members). Decisions of the Committee will be by an affirmative vote of the majority of those members of the Committee voting at a meeting. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Committee may also act by resolution in writing signed by all the members of the Committee.

F. The Committee shall keep or cause to be kept minutes or other records of its meetings and proceedings and provide such records to LAC as the Committee may so determine. The approved minutes of the Committee shall be circulated to the Board as soon as practicable.

G. Any member of the Committee may participate in a meeting by conference telephone or other communications equipment by means of which all persons participating in the meeting can adequately communicate with each other, and a member participating in a meeting pursuant to this section shall be deemed for purposes of the Business Corporations Act (British Columbia) to be present in person at the meeting.

H. The Committee may invite the Auditor, Management, directors, employees or other persons as it sees fit from time to time to attend its meetings and assist thereat provided, however, that only members of the Committee may participate in the deliberation, and vote on any matter to be decided by the Committee.

I. All meetings shall include an in-camera session of independent directors without management present.

VI. RESPONSIBILITIES AND DUTIES OF THE CHAIR

The Chair of the Committee shall have the following responsibilities and duties.

(i) Chair meetings of the Committee.

(ii) In consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates, guests and locations of meetings of the Committee.

(iii) In consultation with LAC's Chief Executive Officer, Chief Financial Officer, Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the Committee.

(iv) In consultation with the Board Chair, ensure that all items requiring the Committee's approval are appropriately tabled.

(v) Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee.

(vi) Carry out any other or special assignments or any functions as may be requested by the Board.

VII. APPROVAL

Approved by the Board on [⬤].

APPENDIX "C"
INFORMATION CONCERNING THE THACKER PASS PROJECT

For a complete description of the Thacker Pass Project see the report entitled "Feasibility Study, National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt Country, Nevada, USA" effective as of November 2, 2022 (the "Thacker Pass TR"), that was filed with the securities regulatory authorities in each of the provinces and territories of Canada on January 31, 2023. The Thacker Pass TR was prepared by Daniel Roth, P.E., P.Eng., Walter Mutler, P.Eng., Laurie Tahija, QP-MMSA, Kevin Bahe, P.E., Eugenio Iasillo, P.E., Paul Kaplan, P.E., Kevin Martina, P.Eng., Tyler Cluff, RM-SME, Benson Chow, RM-SME, and Bruce Shannon, P.E., each of whom is a "qualified person" for the purposes of NI 43-101, for those sections of the Thacker Pass TR that they are responsible for preparing.

The information contained in this section has been derived from the Thacker Pass TR, is subject to certain assumptions, qualifications and procedures described in the Thacker Pass TR, some of which are not fully described herein, and is qualified in its entirety by the full text of the Thacker Pass TR.

Reference should be made to the full text of the Thacker Pass TR, which is available for viewing under LAC's profile on SEDAR at www.sedar.com. All capitalized terms used in the disclosure below that are not otherwise defined shall have the meanings ascribed thereto in the Thacker Pass TR.

PROPERTY DESCRIPTION AND LOCATION

The Thacker Pass Project area encompasses approximately 4,236 hectares and lies within and is surrounded by public lands administered by the BLM. The Thacker Pass Project encompasses the mineral claims that were formerly referred to as the Stage I area of the Kings Valley Lithium Project and includes lithium ("Li") claystone mining at the Thacker Pass Deposit, and is located in Humboldt County in northern Nevada, approximately 100 km north-northwest of Winnemucca, about 33 km west-northwest of Orovada, Nevada and 33 km due south of the Oregon border. The area is sparsely populated and used primarily for ranching and farming.

Access to the Thacker Pass Project is via the paved US Highway 95 and paved State Route 293; travel north on US-95 from Winnemucca, Nevada, for approximately 70 km to Orovada, Nevada and then travel west-northwest on State Route 293 for 33 km toward Thacker Pass to the Thacker Pass Project site entrance. Driving time is approximately one hour from Winnemucca, and 3.5 hours from Reno. On-site access is via several gravel and dirt roads established during the exploration phase.

MINERAL TENURE

The Thacker Pass Project is comprised of a series of unpatented mining claims (the "Thacker Mining Claims") owned or controlled by LAC (or post-Arrangement, New LAC). LAC is the record owner of the Thacker Mining Claims, and the Thacker Pass Project does not include the development of LAC's unpatented mineral claims in the Montana Mountains ("Montana Mountains").

Unpatented mining claims provide the holder with the rights to all locatable minerals on the relevant property, including lithium. The rights include the ability to use the claims for prospecting, mining or processing operations, and uses reasonably incident thereto, along with the right to use so much of the surface as may be necessary for such purposes or for access to adjacent land. This interest in the Thacker Mining Claims remains subject to the paramount title of the US federal government. The holder of an unpatented mining claim maintains a perpetual entitlement to the claim, provided it meets the obligations for maintenance thereof as required by the Mining Act of the United States of America (the Mining Act) and associated regulations.

At this time, the principal obligation imposed on LAC in connection with holding the Thacker Mining Claims is to pay an annual maintenance fee, which represents payment in lieu of the assessment work required under the Mining Act. The annual fee of $165.00 per claim is payable to the BLM, Department of the Interior, Nevada, in addition to a fee of $12.00 per claim paid to the county recorder of the relevant county in Nevada where the unpatented mining claim is located. All obligations for the Thacker Mining Claims in Nevada, including annual fees to the BLM and Humboldt County, have been fulfilled.

The holder of unpatented mining claims maintains the right to extract and sell locatable minerals, which includes lithium, subject to regulatory approvals required under Federal, State and local law. In Nevada, such approvals and permits include approval of a plan of operations by the BLM and environmental approvals.

ROYALTIES

Certain of the Thacker Mining Claims are subject to a 20% royalty payable to Cameco Global Exploration II Ltd. solely in respect of uranium (the "Uranium Royalty"). In addition to the Uranium Royalty and those national, state and local rates described above, the Thacker Pass Project is subject to a royalty with Orion Mine Finance Fund I (f.n.a. RK Mine Finance [Master] Fund II L.P.) ("Orion"). It is a gross revenue royalty on the Thacker Pass Project in the amount of 8% of gross revenue until aggregate royalty payments equal $22 million have been paid, at which time the royalty will be reduced to 4.0% of the gross revenue on all minerals mined, produced or otherwise recovered. New LAC can at any time elect to reduce the rate of the royalty to 1.75% on notice and payment of $22 million to Orion.

PERMITTING AND RECLAMATION OBLIGATIONS

LAC (or post-Arrangement, New LAC) has reclamation obligations for a hectorite clay mine located within the Thacker Pass Project area. The financial liability for this reclamation obligation, as stipulated by the BLM, is $1,035,471. LAC's other environmental liabilities from existing mineral exploration work in the vicinity of the Thacker Pass Project area have a reclamation obligation totaling approximately $583,843. LAC currently holds a $1,717,520 reclamation bond with the BLM Nevada State Office, with $98,206 available for future operations or amendments to existing operations. In addition, on February 22, 2023, BLM approved LAC's surety bond in the amount of $13,742,964 for the initial construction works relating to the Thacker Pass Project.

The Thacker Pass Project is located on public lands administered by the U.S. Department of the Interior, BLM. Construction of the Thacker Pass Project requires permits and approvals from various Federal, State, and local government agencies.

Since 2008, LAC has performed extensive exploration activities at the Thacker Pass Project site under existing approved agency permits. LAC has all necessary federal and state permits and approvals to conduct mineral exploration activities within active target areas of the Thacker Pass Project site.

There are no identified issues that would prevent New LAC from achieving all permits and authorizations required to commence construction and operation of the Thacker Pass Project, or that may affect access, title, or the right or ability to perform work on the property.

HISTORY

In 1975, Chevron USA ("Chevron") began an exploration program for uranium in the sediments located throughout the McDermitt Caldera ("McDermitt Caldera"), a 40km x 30km geological formation straddling the Oregon-Nevada border, which includes the Thacker Pass Project. Early in Chevron's program, the USGS (who had been investigating lithium sources) alerted Chevron to the presence of anomalous concentrations of lithium associated with the caldera. Because of this, Chevron added lithium to its assays in 1978 and 1979, began a clay analysis program, and obtained samples for engineering work, though uranium remained the primary focus of exploration. Results supported the high lithium concentrations contained in clays. From 1980 to 1987, Chevron began a drilling program that focused on lithium targets and conducted extensive metallurgical testing of the clays to determine the viability of lithium extraction.

Prior owners and operators of the property did not conduct any commercial lithium production from the Thacker Pass Project.

GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT TYPES

Geological Setting

The Thacker Pass Project is located within the McDermitt Volcanic Field (the "McDermitt Volcanic Field"), a volcanic complex with four large rhyolitic calderas that formed in the middle Miocene. Volcanic activity in the McDermitt Volcanic Field occurred simultaneously with voluminous outflow of the earliest stages of the approximately 16.6 million years ago ("Ma") to 15 Ma Columbia River flood basalt lavas. This volcanic activity was associated with impingement of the Yellowstone plume head on the continental crust. Plume head expansion underneath the lithosphere resulted in crustal melting and surficial volcanism along four distinct radial swarms centered around Steens Mountain, Oregon.

The McDermitt Volcanic Field is located within the southeastern-propagating swarm of volcanism from Steens Mountain into north-central Nevada. The Thacker Pass Project is located within the largest and southeastern most caldera of the McDermitt Volcanic Field, the McDermitt Caldera.

MINERALIZATION

The Thacker Pass Deposit sits sub-horizontally beneath a thin alluvial cover at Thacker Pass and is partially exposed at the surface. The Thacker Pass Deposit contains the targeted multi-phase mining development of the Thacker Pass Project. It lies at relatively low elevations (between 1,500 m and 1,300 m) in caldera lake sediments that have been separated from the topographically higher deposits to the north due to post-caldera resurgence and Basin and Range normal faulting. Exposures of the sedimentary rocks at Thacker Pass are limited to a few drainages and isolated road cuts. Therefore, the stratigraphic sequence in the deposit is primarily derived from core drilling.

The sedimentary section, which has a maximum drilled thickness of about 160 m, consists of alternating layers of claystone and volcanic ash. Basaltic lavas occur intermittently within the sedimentary sequence. The claystone comprises 40% to 90% of the section. In many intervals, the claystone and ash are intimately intermixed. The claystones are variably brown, tan, gray, bluish-gray and black, whereas the ash is generally white or very light gray. Individual claystone-rich units may laterally reach distances of more than 152 m, though unit thickness can vary by as much as 20%. Ash-rich layers are more variable and appear to have some textures that suggest reworking. All units exhibit finely graded bedding and laminar textures that imply a shallow lacustrine (lake) depositional environment.

Surficial oxidation persists to depths of 15 m to 30 m in the moat sedimentary rock. Oxidized claystone is brown, tan, or light greenish-tan and contains iron oxide, whereas ash is white with some orange-brown iron oxide. The transition from oxidized to unoxidized rock occurs over intervals as much as 4.5 m thick.

The moat sedimentary section at Thacker Pass overlies the hard, dense, indurated intra-caldera Tuff of Long Ridge. A zone of weakly to strongly silicified sedimentary rock, the Hot Pond Zone ("HPZ"), occurs at the base of the sedimentary section above the Tuff of Long Ridge in most of the cores retrieved from the Thacker Pass Deposit. Both the HPZ and the underlying Tuff of Long Ridge are generally oxidized.

Clay in the Thacker Pass Deposit includes two distinctly different mineral types, smectite and illite, based on chemistry and X-ray diffraction ("XRD") spectra. Clay with XRD spectra that are indicative of smectite (12 - 15 Å basal spacing) occurs at relatively shallow depths in the deposit. Smectite drill intervals contain roughly 2,000 - 4,000 ppm Li. The chemistry and structure of the smectite at the McDermitt Volcanic Field is most similar to hectorite, a subtype of smectite (Na0,3(Mg,Li)3Si4O10(OH)2), though chemically the clay is intermediate between hectorite and two other smectites, stevensite and saponite. Supported hectorite clay occurs elsewhere in the McDermitt Caldera and has been documented by several authors.

The smectite clay concentrates at Thacker Pass have a lithium content similar to hectorite clay concentrate at Hector, California (around 5,700 ppm Li; and higher than the average of all clay concentrates at Clayton Valley, Nevada (approximately 3,500 ppm Li average). The illite clay concentrates at Thacker Pass contain approximately twice the concentration of lithium as the hectorite concentrate from Hector, California and approximately three times the concentration of lithium from clay concentrates in Clayton Valley, Nevada.

Deposit Types

Lithium enrichment (>1,000 ppm Li) in the Thacker Pass Deposit and deposits of the Montana Mountains occur throughout the caldera lake sedimentary sequence above the intra-caldera Tuff of Long Ridge. Assay data from the 2017 exploration drilling program indicates that the Lithium-enriched interval is laterally extensive throughout the southern portion of the caldera. The deeper illite-rich portion of the sedimentary sequence contains higher lithium than the shallower, smectite-rich portion. The uplift of the Montana Mountains during both caldera resurgence and Basin and Range faulting led to increased rates of weathering and erosion of a large volume of caldera lake sediments. As a result, much of the sediments in the Montana Mountains have eroded away.

South of the Montana Mountains in the Thacker Pass Deposit, caldera lake sediments dip slightly away from the center of resurgence. Because of the lower elevations in Thacker Pass, a smaller volume of the original caldera lake sedimentary package eroded south of the Montana Mountains. As a result, the thickness of the sedimentary package increases with distance from the Montana Mountains. The proposed open-pit mining activity is concentrated just south of the Montana Mountains in Thacker Pass where lithium enrichment is close to the surface with minimal overburden.

Caldera lake sediments of the McDermitt Caldera contain elevated lithium concentrations compared to other sedimentary basins. Although the exact genesis of the lithium enrichment processes is not fully understood, exploration activities have been based on the caldera lake model described above. Exploration results support the proposed model and have advanced the understanding of the geology of the Thacker Pass Deposit.

EXPLORATION

Prior to the 2010 drilling campaign, exploration consisted of:

a) geological mapping to delineate the limits of the McDermitt Caldera moat sedimentary rocks, and

b) drilling to determine grade and location of mineralization.

Survey work was completed prior to 1980 under Chevron's exploration program. Most of the Thacker Pass Project area has been surveyed by airborne gamma ray spectrometry, in search of minerals such as uranium. Anomalously high concentration of lithium was discovered to be associated with the caldera. Lithium became the primary focus of exploration from 2007 onward.

A collar survey was completed by LAC for the 2007-2008 drilling program using a Trimble Global Positioning System ("GPS"). At that time the NAD 83 global reference system was used. Comparing LAC's survey work with that done by Chevron showed near-identical results for the easting and northings, elevations were off by approximately 3 m and were corrected in order to conform with earlier Chevron work.

The topographic surface of the Thacker Pass Project area was mapped by aerial photography dated July 6, 2010. This information was obtained by MXS, Inc. for LAC. The flyover resolution was 0.35 m. Ground control was established by Desert-Mountain Surveying, a Nevada licensed land surveyor, using Trimble equipment. Field surveys of drill hole collars, spot-heights and ground-truthing were conducted by Mr. Dave Rowe, MXS, Inc., a Nevada licensed land surveyor, using Trimble equipment.

In addition to drilling in 2017, LAC conducted five seismic survey lines. A seismic test line was completed in July 2017 along a series of historical drill holes to test the survey method's accuracy and resolution in identifying clay interfaces. The seismic results compared favorably with drill logs, and illustrated that the contact between the basement (intracaldera Tuff of Long Ridge) and the caldera lake sediments (lithium resource host) slightly dips to the east.

DRILLING

The Thacker Pass Deposit area has been explored for minerals since the 1970s under three different drilling campaigns. Exploration began with Chevron using rotary and coring drilling methods. LAC performed two subsequent drilling campaigns in 2007-2010 and 2017-2018. LAC's drilling campaigns consisted of a combination of HQ, PQ, RC, and sonic coring and drilling methods.

In 2008, LAC drilled five confirmation HQ core drill holes (Li-001 through Li-005) to validate the Chevron drilling results. Five historical Chevron drill holes that are broadly distributed across the Montana Mountains were selected to twin. Results demonstrated that the Chevron assay data was reliable enough to guide further exploration work. These holes were not used in the resource estimation.

LAC conducted exploration drilling in June 2017, drilling 22 widely spaced HQ core holes. Results of this work helped expand the known resource to the northwest of the 2009-2010 drilling, identify a target south of the highway in an area designated the Southwest Basin, and further understand the local geology across Thacker Pass. All anomalous amounts of lithium occurred in clay horizons.

227 holes from the 2007-2010 campaigns and 139 holes from the 2017-2018 campaigns were used in the 2022 Mineral Resource in this report, including results from infill drilling unavailable at the time of the 2018 Mineral Resource estimate and results from holes outside the area modeled in the 2018 Mineral Resource estimate.

The table below lists a summary of holes drilled.

Drill Holes Provided in Current Database for the Thacker Pass Deposit
Drilling Campaign	Number Drilled	Type	Hole IDs in Database	Number used in Resource Model
Chevron	24	Rotary	PC-84-001 through PC-84-012, PC-84-015 through PC-84-026	0
	1	Core	PC-84-014c	0
LAC 2007-2010	230	HQ Core	WLC-001 through WLC-037, WLC-040 through WLC-232	227
	7	PQ Core	WPQ-001 through WPQ-007	0
	5	HQ Core	Li-001 through WPQ-007	0
	8	RC	TP-001 through TP-008	0
	2	Sonic	WSH-001 through WSH-002	0
LAC 2017-2018	144	HQ Core	LNC-001 through LNC-144	139

Past and modern drilling results show lithium grade ranging from 2,000 ppm to 8,000 ppm lithium over great lateral extents among drill holes. There is a fairly continuous high-grade sub-horizontal clay horizon that exceeds 5,000 ppm lithium across the Thacker Pass Project area. This horizon averages 1.47 m thick with an average depth of 56 m down hole. The lithium grade for several meters above and below the high-grade horizon typically ranges from 3,000 ppm to 5,000 ppm lithium. The bottom of the deposit is well defined by a hydrothermally altered oxidized ash and sediments that contain less than 500 ppm lithium, and often sub-100 ppm lithium (HPZ). All drill holes except two, are vertical which represent the down hole lithium grades as true-thickness and allows for accurate resource estimation.

SAMPLING, ANALYSIS AND DATA VERIFICATION

This section describes those activities completed for LAC's drilling campaigns from 2007-2018.

Sample Preparation

Drilled core was securely placed in core boxes and labelled at site. The boxes of drilled core were then transported to LAC's secure logging and sampling facility in Orovada, Nevada, where they were lithologically logged, photographed, cut, and sampled by LAC employees and contractors.

Sample security was a priority during the drilling campaigns. Core from the drill site was collected daily and placed in a lockable and secure core logging and sampling facility (steel-clad building) for processing. All logging and sampling activities were conducted in the secured facility. The facilities were locked when no one was present.

The lengths of the assay samples were determined by the geologist based on lithology. From 2007 to 2011 certain lithologies associated with no lithium value were not sampled for assay. These rock types are alluvium, basalt, HPZ and volcanic tuff. All drilled core collected in 2017 and 2018 was sampled for assay. Average assay sample length is 1.60 m but is dependent on lithology changes. The core was cut in half using a diamond blade saw and fresh water. Half the core was placed in a sample bag and the other half remained in the core boxes and stored in LAC's secure facility in Orovada.

To collect duplicate samples, one half of the core would be cut in half again, and the two quarters would be bagged separately. Each sample was assigned a unique blind sample identification number to ensure security and anonymity. The samples were either picked up by ALS Global of Reno, Nevada ("ALS") by truck or delivered to ALS in Reno, Nevada by LAC employees.

Once at ALS, the samples were dried at a maximum temperature of 60ºC. The entire sample was then crushed with a jaw crusher to 90% passing a 10 mesh screen. Nominal 250-gram splits were taken for each sample using a riffle splitter. This split is pulverized using a ring mill to 90% passing a 150 mesh screen.

Analysis

ALS was used as the primary assay laboratory for LAC's Thacker Pass drill program. ALS is an ISO/IEC 17025-2017-certified Quality Systems Laboratory. ALS participates in the Society of Mineral Analysts round-robin testing, and is an independent laboratory without affiliation to LAC.

ALS used their standard ME-MS61 analytical package for testing of all of LAC's samples collected. This provides analytical results for 48 elements, including lithium. The method used a standard four-acid digestion followed by an atomic emission plasma spectroscopy ("ICP-AES") analysis to ensure that elevated metal concentrations would not interfere with a conventional inductively coupled plasma mass spectroscopy ("ICP-MS") analysis. Certified analytical results were reported on the ICP-MS determinations.

Quality Control Measures and Data Verification Procedures

In 2010-2011, for every 34 half core samples, LAC randomly inserted two standard samples (one 3,378 ppm Li grade and 4,230 ppm Li grade), one duplicate sample, and one blank sample. The 2017-2018 quality program was slightly modified to include a random blank or standard sample within every 30.48 m interval and taking a duplicate split of the core (¼ core) every 30.48 m.

The total number of blank, duplicate, and standard samples analyzed by the laboratory during LAC's drilling campaign in Thacker Pass from the 2010-2011 drilling campaign was 9.5% of the total samples assayed. LAC's 2017-2018 drilling campaign averaged 11.1% quality control samples out of the total samples assayed. Assaying for all drilling averaged 10.1% check samples. This does not include ALS internal check and duplicate samples.

ALS also completed their internal QA/QC program ("QA/QC") which included blanks, standards and duplicates throughout LAC's exploration programs for lithium and deleterious elements including aluminum, calcium, cesium, iron, potassium, magnesium, sodium and rubidium. The standards used by ALS and the ALS QA/QC programs have been reviewed by the "qualified person" ("QP") and were utilized in the QA/QC review.

The 2010 sampling program was initially seeing a 6% failure rate of the QA/QC samples where 17% of the 4,230 Li standards were returning lithium grades exceeding three standard deviations of their tested median grade. ALS began using a new higher-grade lithium standard to improve the calibration of their inductively coupled plasma spectrometer. Following the improved calibration process, LAC selected the 16 highest lithium values from drill holes WLC-001 through WLC-037 and WLC-040 through WLC-200 to be re-assayed. The samples were sent to both ALS and Activation Laboratories ("ActLabs") in Ancaster, Ontario, Canada for lithium assays. The re-assay grade for ALS and ActLabs was 5% and 3% lower than the original assay, respectively. It was concluded that the overall deposit estimate may be lower by at most 2% to 3%. For further assurance, ActLabs was chosen to run lithium assays on 112 random duplicate pulps generated by ALS in April 2011. The results were within 3% of ALS certified lithium grade.

The 2017-2018 sampling programs had consistent quality control results for the duration of the campaigns. Duplicate samples returned with an R2 value of 0.9827, indicating a high-level of precision in the sampling and laboratory techniques and supporting the validity of QA/QC protocols. The duplicate grades extend from 13 ppm lithium to 7,500 ppm lithium. In addition, the blank and standards sample quality programs indicated that the accuracy and precision of the analytical process provides results that can be relied on for resource estimation.

Data Verification

Excel formatted electronic files containing lithological descriptions, sample assays, hole collar information, and downhole surveys were provided to Sawtooth Mining, LLC ("Sawtooth Mining") by LAC for the purpose of generating a geologic resource block model. Certified laboratory certificates of assays were provided in PDF as well as csv formatted files for verification of the sample assays database. Sample names, certificate identifications, and run identifications were cross referenced with the laboratory certificates and sample assay datasheet for spot checking and verification of data by the QP.

Geologic logs were consolidated from paper archives and scanned PDFs on LAC's network drives. In 2016, each drill log was transcribed into a spreadsheet using the smallest lithologic interval identified in the log to create the highest resolution dataset possible. Subsequent geologic loggings of drill cores were entered directly into either an Access database or Excel spreadsheets. The data was then uploaded into LAC's Hexagon Mining Drill Hole Manager database.

Geologic logs, Access databases, and Excel spreadsheets were provided to Sawtooth Mining for cross validation with the excel lithological description file. Spot checks between excel lithological description file were performed against the source data and no inconsistencies were found with the geologic unit descriptions. Ash percentages were checked in the lithological descriptions and a minor number of discrepancies were found in the ash descriptions. It was determined that less than 0.7% of the ash data contained discrepancies in the lithological description. The QP determined that this 0.7% database error rate was within acceptable limits but noted that it should be addressed in the future.

The QP located and resurveyed 18 drill holes using a hand-held GPS unit to verify the coordinates and elevations of the drill hole survey database. The surveyed holes matched the coordinates and elevation of the hole survey provided by LAC closely where the actual drill holes could be found.

The QP completed spot checks of the Excel assays datasheet used in the creation of the geologic block model by cross-referencing the assay data with the certified laboratory certificate of assays. Only HQ core holes were reviewed since HQ cores were the only holes used for the estimation of resources. No data anomalies were discovered during this check.

The QP collected samples during LAC's 2022 auger bulk sampling program for independent verification of the lithium clay/ash grades. The samples were delivered to ALS in Reno, NV for processing and analysis. Distribution of the lithium grades from the independent verification shows distribution of grades similar to what has been reported from the drill core assays.

The shallow and massive nature of the Thacker Pass deposit makes it amenable to open-pit mining methods. Per uniaxial compression strength studies done by WorleyParsons (Mar. 2018) and AMEC (May 2011), it was determined that mining of the ore clay body can be done without any drilling and blasting. Additionally, LAC was able to excavate a test pit without any drilling and blasting. Only the basalt waste material will require blasting. The mining method assumes hydraulic excavators loading a fleet of end dump trucks.

MINERAL PROCESSING AND METALLURGICAL TESTING

Extensive metallurgical and process development testing has been performed both internally at the Company's LiTDC and externally with both vendors and contract commercial research organizations. The main objective was to develop a viable and robust process flowsheet to produce battery grade lithium chemicals.

Ore Collection for Metallurgical Testing

The ore samples used for metallurgical testing were collected from the proposed pit at the Thacker Pass deposit. Two sampling campaigns were conducted using an auger drill, one in August 2018 and another in October 2019, collecting approximately 80 tonne (metric) of sample in bulk bags per campaign. Bulk sample holes were selected to target both high and low lithium contents, different clay types, and the life of mine mineralogy of both clay types.

The holes were drilled with a 32-inch bucket auger bit. Once the bucket was full, the sample was transferred to a bulk bag and labeled. Every bulk bag holds roughly 1.5 to 2 ft of material depth in each hole; this is equivalent to approximately 0.9 t of material.

The samples spatially represent the mineralized deposit. The location of the sampling was selected to collect samples that are representative of the various types and styles of mineralization of the whole deposit, namely both the upper and lower depths. Half the selected hole locations were in undisturbed upper smectite horizons, and half the holes in uplifted faulted blocks that represent deeper illite clay horizons.

Metallurgical Test Work - Beneficiation

Samples of both clay types, hard ash (intermittent layers in the clay deposit) and limestone from local sources were submitted for materials characterization testing by Hazen and FLSmidth, Inc. Specifically, Bond ball mill work index, Bond abrasion index, Bond impact work index ("CWi"), and unconfined compressive strength were measured.

The clay samples had very low work indices, and both are considered "soft" within the Hardness/Resistance to breakage ranges (CWi <10). The impact energy was also low. The hard ash and limestone samples are also considered as "soft" materials per the Bond impact work index values.

Results from this analysis were used to appropriately design and size the feeder breakers and mineral sizers to reduce run-of-mine ("ROM") material down to the target size to feed downstream unit operations.

Lithium is highly concentrated in the clay fraction, while gangue material has minimal lithium value. This is confirmed by analysis of ore samples via Sensitive High Resolution Ion Microprobe, where lithium concentration is as high as 1.81 wt.% in the clay regions located in the boundaries of detrital grains.

Attrition scrubbing (a form of high intensity slurry mixing) has proven to be an effective technique to liberate lithium bearing clay from gangue material (detrital grains). The scrubber imparts enough energy to disperse clays to fine particles while leaving harder gangue minerals in the larger size fractions.

Attrition scrubbing tests at LAC's LiTDC were done on illite, smectite and mixtures thereof at various slurry densities and residence times. The discharge slurries were wet screened and assayed by size fraction to quantify mass and elemental distribution. Test results showed that optimum scrubbing conditions were achieved at 30% solids slurry density and 10 minutes residence time. At higher percent solids the slurry becomes too viscous for efficient scrubbing, and longer residence times result in overgrinding of coarse gangue. Depending on the clay blend, 88-96% of the lithium was located in particles smaller than 38 micrometer ("µm") after scrubbing, while 66-79% of the total mass was in the same size fraction. This demonstrates that attrition scrubbing can be effective to separate lithium-containing clays from coarse gangue material.

In the process flow sheet, conventional cyclones will be utilized to achieve approximately 75 µm separation from the attrition scrubbing product. The cyclone overflow containing the major fraction of the minus 75 µm material will be directed to a thickener. The underflow from the cyclone, containing residual fines and coarse gangue will be processed through a hydraulic classifier. The hydraulic classifier overflow will be directed to the thickening stage and the underflow will be dewatered, then sent to a coarse gangue stockpile for use in mine reclamation.

Based on mine plan optimization to maximize recoverable lithium, the resultant blend to feed the plant averages 59% illite and ranges between 30 to 70%, with the remaining amount as smectite. Approximately 4% of lithium and 28% of the total mass at or below 75 µm should report to the hydraulic classifier underflow stream as coarse gangue. It is assumed that the mass of material reporting to coarse gangue will be more closely aligned with the overall pit ash content, which is approximately 34%. For lithium, it is assumed that 92% of the lithium contained in the ROM material will report to the minus 75 μm overflow streams.

Solid Liquid Separation Circuit

After classification two stages of solid liquid separation are performed to dewater the clay and increase percent solids feed to leach. Thickening followed by decanter centrifuging is expected to achieve a final product of 55% solids (by weight) with a particle size distribution target of 80% passing 75 microns.

Leaching and Neutralization

The concentrate product from the classification circuit is directed to the leach circuit. Lithium contained in clay rich leach feed is dissolved with sulfuric acid in agitated leach tanks. LAC has performed extensive leach testing on material collected from various locations throughout the deposit. Over 100 large leach batch tests were performed in 0.38 m3 tanks. Approximately 0.36 t of slurry were processed per batch. Different clay compositions and sulfuric acid doses were tested to determine the lithium leach extraction, kinetics, and sulfuric acid requirement to maximize lithium extraction. The lithium leach extraction data for all batches was selected by lithium grade (≥2,500 ppm) after removal of coarse gangue and design acid dose.

After slurry is leached, residual acid is neutralized to raise the pH to precipitate most of the aluminum and iron in solution. LAC plans to obtain limestone from nearby sources.

Large batch neutralization tests have also been performed using both CaCO3 and recycled magnesium precipitate (magnesium hydroxide/calcium sulfate solids), as currently designed in the flow sheet. In these tests, pulverized limestone was added to a target pH ~3.5, then a slurry containing magnesium precipitation solids was added to a target pH of ~7. This simulates the two-stage neutralization circuit. It has been confirmed over multiple batches that the magnesium solids are effective as a neutralization reagent and capable of bringing the final slurry pH to a target range of 6-7. Testing has confirmed that at the end of neutralization, aluminum and iron are almost completely removed.

Magnesium and Calcium Removal

Magnesium is removed in a primary stage of crystallizers designed to crystallize as much magnesium as possible in the form of hydrated magnesium sulfate (MgSO4*xH2O) salts where x varies with temperature. A critical aspect of magnesium sulfate crystallization is to avoid lithium losses to the salts, because at a threshold concentration of lithium and potassium in solution, lithium can form a double salt with potassium. Therefore, understanding the LiKSO4 phase boundary limit is essential to operate the magnesium crystallizers effectively. LAC, with the assistance of a research partner, has mapped this boundary using in-situ real time monitoring tools during crystallization of brine solutions generated at the LiTDC. LAC now has a custom phase diagram specific to Thacker Pass brines.

In addition to the fundamental studies in progress, continuous bench and pilot scale test work on neutralized brine solution produced by LAC has been performed. The objective of these scoping studies was to verify the maximum amount of magnesium that can be removed without lithium losses. At optimum conditions, crystallization was able to remove on average 79% of the incoming magnesium without lithium precipitation. This has been verified by other independent testing. Crystals were relatively large and easy to wash/dewater and remove via centrifugation.

The calcium removal step takes place in reactor clarifiers, where soda ash (Na2CO3) is added to form a solid calcium carbonate (CaCO3) precipitate. Test work was performed to determine soda ash dose and clarifier sizing (Westech, 2021a). The resultant solution had less than 20 mg/L of Ca remaining.

Lithium Carbonate Production

The brine feeding the lithium carbonate (Li2CO3) purification circuit primarily contains lithium, sodium, and potassium sulfate. The objective is to produce high quality battery grade lithium carbonate.

The Li2CO3 purification circuit is comprised of three stages: primary Li2CO3 crystallization, bicarbonation, and secondary Li2CO3 crystallization. Each stage has been tested (Veolia, 2020). In the 1st stage, soda ash (Na2CO3) is added to the brine in stoichiometric excess to precipitate Li2CO3 and form crystals. The crystals collected in the first stage were analyzed to be 95.8 wt% Li2CO3. A target of ≥99.5 wt% for battery grade indicated that a second stage purification is necessary to remove impurities.

The Li2CO3 crystals collected from the first stage were re-slurried with water and then transferred to a reactor where carbon dioxide (CO2) gas was continuously metered at controlled temperature and pressure. This reaction converts Li2CO3 to highly soluble lithium bicarbonate (LiHCO3). Solid impurities were removed in a filtration step.

The filtered brine was then fed to a second stage reactor, where it was heated to thermally degas CO2 and precipitate Li2CO3. After separating and washing the crystals, a product with >99.5 wt.% was obtained. The crystals were of sufficient size for efficient solids/liquid separation with little to no agglomerates present. The bicarbonate filtration step is critical to keep contaminants within battery product specification.

To further validate the process design, pilot Li2CO3 purification testing was performed by Aquatech International on brine generated from Thacker Pass clay. The test program was designed to simulate the commercial circuit and included all stages of purification and all primary recycle streams. They demonstrated the ability to produce lithium carbonate at both the purity (>99.5 wt%) and recovery (>96.0%) as defined in the basis of design. Other key design criteria, equilibrium concentrations, reagent consumptions, and power demand were also verified throughout the test campaign.

Beneficiation and Leaching Variability Study

The primary objective of the leach variability study was to confirm that materials from depth in the Thacker Pass deposit provide a similar metallurgical response to the beneficiation and leach processes. Composite samples representative of the first five years of production were procured for bench scale testing.

The beneficiation (attrition/scrubbing and classification) process was simulated in the laboratory to generate leach feed slurry from each composite representing various years of production. The coarse gangue removed (+75 microns) was quantified and lithium losses were evaluated. Representative test charges of leach feed (-75 microns) were generated and leached using standard leach parameters previously defined for the Thacker Pass Project. The results from this study were used to verify the leach extraction model accuracy.

Samples were collected to geospatially represent the first five years of mine life. Twenty-one composite samples were prepared at a 70/30 illite to smectite ratio to match the mine plan. The samples were then slurried at 40% solids, attrition scrubbed for 10 minutes, and wet screened at 75-micron to remove coarse gangue. The resulting minus 75-micron slurry was then adjusted to match the design leach feed slurry density (34% solids). Removal of coarse gangue resulted in upgrading of the leach feed. Leach feed slurry lithium concentration ranged from 4,246 ppm to 6,974 ppm and magnesium from 5.7% to 8.9%. Leach testing was performed in both open cycle and locked cycle to evaluate potential hindering of leaching efficiency by elevated concentrations of dissolved salts. To simulate the level of saturation in the leach process, salts were added to the leach feed (based on the Aspen material balance) prior to leaching. The level of saturation in the leach process did not appear to impact the level of lithium extraction obtained in the composite samples evaluated.

The data from the leach variability study was then added to the 37 pilot plant sample dataset used for the empirical correlation. Two samples from the original dataset were statistically identified as outliers owing to extremely high aluminum. The regression was then repeated and resulted in a more accurate model with only 1% less extraction when compared with the leach variability samples. The results from this study demonstrate that the lithium extraction is independent of depth in the deposit.

Metallurgical Test Work Conclusions

Since 2017, LAC has performed extensive metallurgical and process development testing, both internally and externally. Based on results of this test work, the following was established:

  Attrition/Scrubbing 10-minute retention time at 30-40% solids density is suitable for separating lithium bearing clay from coarse gangue. A two-stage circuit (mild + intense) was used for design purposes.
  A separation size of 75 microns is suitable to minimize lithium losses reporting to rejected coarse gangue mineralization.
    An estimated 8% lithium loss to coarse gangue is assumed.
    Approximately 34% of ROM material mass is rejected as coarse gangue (average life of mine, based on ash content).
  Two stages of solid - liquid separation (thickener and centrifuge decanter) are required to achieve desired solids density for generation of upgraded slurry for leaching. The classification circuit thickener underflow terminal density is estimated at 20-25%. The centrifuge paste solids density is estimated in a 55% range.
  Sulfuric acid dosage required to achieve an acceptable level of leach extraction is estimated at 0.49 t of sulfuric acid per tonne of leach feed.
  The actual dosage evaluated in the laboratory was 490 kg acid/tonne solids.
  The expected lithium leach extraction is estimated to be in an 85 to 87% range over the life of mine. This level of leach extraction is supported by the bench scale metallurgical data developed in the variability study.
  Limestone slurry and magnesium precipitation solids proved to be suitable for pH adjustment in the neutralization circuit.
  A seven-stage counter current decantation ("CCD") and filtration circuit was evaluated. The seven stage CCD coupled with pressure filtration step without cake washing stage provides an acceptable wash efficiency and will minimize lithium loss to the neutralized leached residue.
  Magnesium sulfate (MgSO4) crystallization can effectively remove on average 79% of magnesium.
  Lithium carbonate (Li2CO3) purification requires three stages to ensure that a battery quality lithium carbonate will be produced.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral Resource Estimates

The unpatented mining claims owned by LAC in the Montana Mountains are not part of the Thacker Pass Project.

Only HQ core samples subject to LAC's QA/QC programs and assayed by ALS Reno, Nevada, were used to estimate the resource.

366 drill holes were used in development of the resource block model. All drill holes used for the grade model except WLC-058 are essentially vertical (88.8 degrees to 90 degrees). Regular downhole gyro surveys were conducted to verify this. All mineralization thicknesses recorded are treated as true thicknesses.

All drill holes used for grade estimation were standard HQ core, drilled using standard techniques by Marcus & Marcus Exploration Inc., now known as Timberline Drilling Inc. Core is stored at a secure logging facility while being processed, then locked in CONEX containers or a warehouse after sampling was completed.

The statement of Mineral Resources for the Thacker Pass Project with an effective date of November 2, 2022 are presented in the table below. Mineral Resources are reported inclusive of Mineral Reserves.

Mineral Resources Estimate as of November 2, 2022
Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)
Measured	534.7	2,450	7.0
Indicated	922.5	1,850	9.1
Measured & Indicated	1,457.2	2,070	16.1
Inferred	297.2	1,870	3.0

Notes:

1. The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Benson Chow, P.G., SME-RM.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources are inclusive of 217.3 million metric tonnes (Mt) of Mineral Reserves.

4. Mineral Resources are reported using an economic break-even cut-off using the following formula: "Operating Cost per Resource Tonne"/"Price per Recovered Tonne Lithium" * 10^6 = ppm Li Cut-off. "Operating Cost per Resource Tonne" = US$88.50, "Price per Recovered Tonne Lithium" is estimated: ("Lithium Carbonate Equivalent (LCE) Price" * 5.323 *(1 - "Royalties") * "Recovery". Variables are "LCE Price" = US$22,000/tonne Li2CO3, "Royalties" = 1.75% and "Recovery" = 73.5%.

5. Presented at a cut-off grade of 1,047 ppm Li.

6. A resource economical pit shell has been derived from performing a pit optimization estimation using Vulcan software.

7. The conversion factor for lithium to LCE is 5.323.

8. Applied density for the mineralization is 1.79 t/m3

9. Measured Mineral Resources are in blocks estimated using at least six drill holes and eighteen samples within a 262 m search radius in the horizontal plane and 5 m in the vertical direction; Indicated Mineral Resources are in blocks estimated using at least two drill holes and six to eighteen samples within a 483 m search radius in the horizontal plane and 5 m in the vertical direction; and Inferred Mineral Resources are blocks estimated with at least two drill holes and three to six samples within a search radius of 722 m in the horizontal plane and 5 m in the vertical plane.

10. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

Potential risk factors that could affect the Mineral Resource estimates include but are not limited to large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, metallurgical recovery assumptions, mining and processing cost assumptions, and other cost estimates could affect the pit optimization parameters and therefore the cut-off grades and Mineral Resource estimates.

Mineral Reserve Estimates

This section contains forward-looking information related to the Mineral Reserves estimates for the Thacker Pass Deposit. The material factors that could cause actual results to differ from the conclusions, estimates, designs, forecasts or projections include geological modeling, grade interpolations, lithium price estimates, mining cost estimates, and final pit shell limits such as more detailed exploration drilling or final pit slope angle. The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder. Reductions attributed to plant losses have not been included in the Mineral Reserve estimate.

The Mineral Reserve estimate relies on the resource block model prepared by the QP.

Pit Optimization

The EIS pit shell ("EIS") was developed on the Li2CO3 pricing of $5,400/t and cost values from the PFS report. The cost and pricing used are shown in the table below. The pit shell was developed using Vulcan's Pit Optimization and Automated Pit Developer. The EIS pit area was limited by a few physical boundaries, including:

  The west boundary was limited by the Thacker Pass Creek.
  A limit line was set to keep the pit shell from breaking into the water shed.
  The northern boundary was predominately limited by the Montana Mountains.
  The east and south boundaries were limited by mine facilities, waste facilities, process plant, and SR 293.
Pit Optimizer Parameters
Parameter	Unit	Value
Li2CO3	US$/t	5,400
Ore Processing Cost	US$/t ROM	55.00
Process Recovery	%	84
Mining Cost for Ore	US$/t	2.80
Mining Recovery Factor	%	95

Note:

- Cost estimates and Lithium price are as of 2018

Mineral Reserves and Cut-off Grade

The estimate of Mineral Reserves is based on mining within an approved permitted pit shell developed in 2019 for the Environmental Impact Statement ("EIS"), a 40-year mine life with a total plant leach ore feed of 154.2 million dry tonnes and a cut-off grade of 1.533 kilograms of lithium recovered per run-of-mine tonne. The leach ore feed is the ROM dry tonnes less the ash tonnes.

The cut-off grade was estimated for each block in the model as discussed in the section below. The blocks were sorted based on the cut-off grade from high to low and then the leach ore tonnes were added together until the total leach ore feed tonnes were met. These blocks were labeled as mine_ore and were used in the mine scheduler.

Waste

Waste consists of various types of material: basalt, alluvium and clay that does not meet the ore definition or the cut-off grade described above.

Stripping Ratio

The resulting stripping ratio of the designed pit is 1.51 tonnes of waste rock with ore loss and rehandle to 1 tonne of recovered ore, on a wet tonnage basis. The in-place stripping ratio is 1.34 tonnes in situ waste to 1 tonne of in situ ore.

Mineral Reserves Estimate as of November 2, 2022
Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)
Proven	192.9	3,180	3.3
Probable	24.4	3,010	0.4
Proven and Probable	217.3	3,160	3.7

Note:

1. The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Kevin Bahe, P.E., SME-RM.

2. Mineral Reserves have been converted from Measured and Indicated Mineral Resources within the feasibility study and have demonstrated economic viability.

3. Reserves presented at an 85% maximum ash content and a cut-off grade of 1.533 kg of lithium extracted per tonne run of mine feed. A sales price of $5,400 US$/t of Li2CO3 was utilized in the pit optimization resulting in the generation of the reserve pit shell in 2019. Overall slope of 27 degrees was applied. For bedrock material pit slope was set at 47 degrees. Mining and processing cost of $57.80 per tonne of ROM feed, a processing recovery factor of 84%, and royalty cost of 1.75% were addition inputs into the pit optimization.

4. A LOM plan was developed based on equipment selection, equipment rates, labor rates, and plant feed and reagent parameters. All Mineral Reserves are within the LOM plan. The LOM plan is the basis for the economic assessment within the Technical Report, which is used to show economic viability of the Mineral Reserves.

5. Applied density for the ore is 1.79 t/m3.

6. Lithium Carbonate Equivalent is based on in-situ LCE tonnes with 95% recovery factor.

7. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

8. The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder.

The Mineral Reserves estimate is based on current knowledge, engineering constraints and permit status. Large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, cost estimates or metallurgical recovery could affect the pit optimization parameters and therefore the cut-off grades and estimates of Mineral Reserves.

MINING OPERATIONS

The shallow and massive nature of the deposit makes it amenable to open-pit mining methods. The mining method assumes hydraulic excavators loading a fleet of end dump trucks. This truck/excavator fleet will develop several offset benches to maintain geotechnically stable highwall slopes. These benches will also enable the mine to have multiple grades of ore exposed at any given time, allowing flexibility to deliver and blend ore as needed.

Pit Design

A highwall slope-stability study was completed by Barr Engineering Co. ("BARR") in December 2019. BARR conducted geotechnical drilling, testing, and analysis to assess the geology and ground conditions. Core samples were obtained to determine material characteristics and strength properties. A minimum factor-of-safety value of 1.20 is generally acceptable for active open pit walls. However, given the possibility of long-term exposure of pit slopes in clay geological formations, a value of 1.30 was incorporated into the design for intermediate and overall slope stability.

The geotechnical analysis indicates that the geology is generally uniform across the Thacker Pass Project site. The competence of the in-situ material in conjunction with the use of the proposed highwall angles meets or exceeds the minimum recommended factor-of-safety values for intermediate and overall slope configurations.

A bench width of 50 m and a height of 5 m was chosen. This face height is amenable to efficient loading operations while still shallow enough to allow for the removal of thicker barren horizons within the cut to minimize dilution. Double benching and increasing the bench height to 10 m before implementing offsets, will be used to increase mining depths while maintaining the inter-ramp slope requirements.

Mine Plan

The initial cut location is at the mouth of the valley entering the west area. The haul road will enter the initial cut area at the 1,540 m level. From the initial cut, mining advancement prioritized five objectives: (1) recover all ore, (2) deliver a blend of illite and smectite ore to the beneficiation circuit, (3) provide higher grade ore early in the Thacker Pass Project life, (4) facilitate placement of waste into the previously mined pit area as soon as feasible, and (5) mine the entirety of the permitted pit area. This required initial pit advancement to first expose the west and south walls. Mining will then advance north toward the Montana Mountains and finally finish to the east.

Mining Operations

Waste removal and ore removal will be done using two hydraulic excavators and a fleet of end dump trucks. The end dump truck fleet will haul the ore to the ROM stockpile and the waste will be hauled either to the West Waste Rock Storage Facility or placed in previously mined sections of the pit. The end dump truck fleet will also be used to haul coarse gangue and attrition scrubber reject materials.

The annual production rate for the 40-year mine is based on varying plant feed leach ore rates caused by the availability of sulfuric acid for the leaching process. Phase I (years 1-3) has an annual feed rate of 1.7 million dry tonnes of ore to leach and Phase 2 (years 4-40) has 4.0 million dry tonnes of ore to leach.

Due to the sequence of mining, the majority of in-pit ramps will be temporary. Additionally, cross-pit ramping will be utilized from load face to the in-pit waste dump as well as access to the main haul road. The cross-pit ramps will be dumped in using waste material. As the pit advances, portions of the in-pit ramp will be excavated to allow mining access to the lower mining faces. Removal of portions of the in-pit ramp will be considered rehandle and is accounted for in the total waste removed.

Equipment Selection

Equipment selection was based on the annual quantities of material required to be mined. After reviewing various options, 91-tonne class end dump trucks loaded by two 18-tonne class hydraulic excavators in five passes was selected. The excavators will be used to load two types of ore as well as the waste material.

Drilling and Blasting

The reports titled "Factual Geotechnical Investigation Report for Mine Pit Area" (March 2018) completed by Worley Parsons and the "Prefeasibility Level Geotechnical Study Report" (May 2011) completed by AMEC were used to determine the ability to mine without blasting. The uniaxial compressive strength ("UCS") test results in the AMEC data range from essentially 0 to 55.4 MPa. The UCS test results in the Worley Parsons data range from 0.61 to 21.82 MPa with an average of 7.7 MPa. The range of UCS results is within the cutting range of the excavator.

Based on reported test results, exploratory drill logs, and actual excavation of a test pit, only the basalt is expected to require blasting. However, there are bands of hard ash which may require ripping with a dozer prior to loading. The remaining waste and ore can be free dug with the hydraulic excavators. Due to the infrequency of blasting, a third-party contractor will be used for the drilling and blasting on an as needed basis.

PROCESSING AND RECOVERY OPTIONS

The Mineral Reserves are comprised of two main types of lithium bearing clay, smectite and illite, with volcanic ash and other gangue minerals mixed throughout. Both types of clay will be processed simultaneously, with a plant feed blend maintained from two separate stockpiles for each clay type. The ore will be upgraded using a wet attrition scrubbing process followed by two classification stages to remove coarse material with low lithium content, referred to as coarse gangue. The upgraded ore slurry will be processed in a leach circuit using sulfuric acid to extract the lithium from the lithium-bearing clay. The lithium-bearing solution will then be purified primarily by using crystallizers and precipitation reagents to produce battery grade lithium carbonate. Leach residue will be washed, filtered, and stacked in a tailing facility.

The Thacker Pass Project will be constructed in two phases. Lithium carbonate production during Phase 1 is designed for a nominal 40,000 t per annum capacity while Phase 2 will double design capacity to a nominal 80,000 t per annum. The process plant will operate 24 hours/day, 365 days/year with an overall availability of 92% and a mine life of 40 years. The total amount of material processed in the mine plan is 217.3 Mt (dry). The most tonnes planned for a single year are 6.7 Mt (dry) in Year 8.

The recovery process consists of the following primary circuits:

  Beneficiation
    Comminution
    Attrition Scrubbing
    Classification
    Solid-Liquid Separation (Thickening and Dewatering)
  Leaching
  Neutralization
  Counter Current Decantation and Filtration
  Magnesium, Calcium and Boron Removal
  Lithium Carbonate (Li2CO3) production
    1st Stage Lithium Carbonate Crystallization
    Bicarbonation
    2nd Stage Lithium Carbonate Crystallization
    Sodium Sulfate and Potassium Sulfate Crystallization (ZLD)

In beneficiation, ROM ore is crushed then mixed with water and fed to unit operations designed to liberate lithium bearing clay from gangue material. The clay is separated from coarse gangue in classification, with coarse gangue being stockpiled and eventually used as pit backfill material. The clay fines are then sent to the first dewatering (thickening) stage. These circuits are located close to the pit. The slurry is then pumped downgradient to a second stage of dewatering (decanter centrifuging). The resulting slurry is fed to the processing plant.

The dewatered slurry is mixed with sulfuric acid (H2SO4) from the acid plant, leaching lithium and other constituents into solution. Acid availability determines leach feed rates, which in turn determines ore mining rates. The free acid contained in the resultant leached residue is neutralized with both a slurry of ground limestone and a magnesium hydroxide slurry from the magnesium precipitation circuit. The neutralized slurry is sent to a CCD circuit to recover residual lithium bearing solution and then fed to recessed chamber filter presses. The filter cake is then conveyed to the clay tailings filter stack ("CTFS") as waste material for stacking.

The filtrate is sent to magnesium and calcium removal circuits where first the bulk of the magnesium is crystallized as MgSO4*xH2O salts, removed via centrifugation, and conveyed to the CTFS. Any remaining magnesium in the brine is then precipitated with milk-of-lime and separated by recessed chamber membrane filter presses. The precipitated solids are repulped and recycled back to neutralization (as stated above), eventually leaving the process with neutralized filter cake. The calcium in the liquor is removed via soda ash addition, and an ion exchange polishing step brings the divalent cation concentration to very low levels. This lithium-bearing brine is fed to the Li2CO3 production circuit where soda ash is used to precipitate lithium carbonate. A bicarbonation step is used to further remove impurities from the Li2CO3 crystals.

The final Li2CO3 crystal product is separated via centrifugation then sent to drying, micronization, cooling, dry vibrating magnetic filtration and packaging. Mother liquor from the Li2CO3 crystallizers is sent to the Zero Liquid Discharge ("ZLD") crystallizer to remove Na and K as sulfate salts. The salts are sent to the CTFS while lithium remaining in the concentrate is recycled back to the front of the Li2CO3 circuit and recovered.

Process design criteria were developed by LAC's process engineering group based on in-house and vendor test results that were incorporated into the process modelling software Aspen Plus® to generate a steady-state material and energy balance. This data and criteria below were used as nominal values for equipment design/sizing. The design basis for the beneficiation facility is to process an average ROM throughput rate during Phase 1 of about 3.3 M dry tonnes per year equivalent to about 9,015 dry tonnes per day (t/d) of feed (including a 99% plant availability). Throughput from the mine to the crushing plant is targeted based on an average rejection rate of 34% of the ROM material based on low lithium content in coarse material. With approximately 6,436 dry t/d feed rate (including a 92% plant availability) to the leach plant and recoveries for the Thacker Pass Project, the design basis results in an estimated production rate of approximately 110 t/d (40,187 t/a) of battery grade Li2CO3.

INFRASTRUCTURE, PERMITTING AND COMPLIANCE ACTIVITIES

Infrastructure and Logistics

The Thacker Pass Project is planned to be constructed in two phases. Phase 1 will consist of a single sulfuric acid plant with a nominal production rate of 3,000 tonnes per day sulfuric acid. Phase 2 will begin three years later with the addition of a second sulfuric acid plant with an additional nominal production rate of 3,000 t/d. Mined material and tailings will be moved by conveyors and trucks.

Process Plant General Arrangement

A portion of the process facilities encompassing mineral beneficiation and classification is located due east of the Mine Service Area near the ore body. This area includes the ROM pad, feeder breakers and mineral sizers, log washing and attrition scrubbing. Additionally, the front end of the classification circuit is located on this pad and consists of the hydrocyclone cluster, hydraulic classifiers, thickening and coarse gangue discharge and stacking system.

The remainder of the process plant is located approximately two miles east. The slurry is transferred to the downstream plant via a pipeline and trench along the southern edge of the haul road. Product flows are generally clockwise starting in the western edge of the upper third zone of the layout. The remainder of the classification (centrifuges), leach, and neutralization circuits begin the process flow on this site. Next the solution is sent to the CCD circuit before being sent to the filtration area located on the northeastern side. Magnesium removal continues south to a central section of the plant before flowing west to calcium precipitation, calcium and boron ion exchange, evaporation, and lithium carbonate production followed by ZLD crystallization. The packaging system, along with the warehouse, are immediately west of the lithium carbonate plant to minimize product transfer distance. The sulfuric acid plant is situated in the southern third of the layout in recognition of prevailing winds. The traffic flow is largely one-way counter-clockwise on the site perimeter with maintenance access between major process areas.

Reagents, Consumables and Shipping

Limestone, quicklime, flocculant, and soda ash reagents are delivered to the processing plant in solid form via trucks while liquid sulfur, propane, carbon dioxide, ferric sulfate, caustic soda, and hydrochloric acid are delivered as liquids, also by trucks.

Gasoline, on and off highway diesel along with typical plant warehouse deliveries have been kept to the western portion of the plant with direct access from the main entry minimizing delivery truck exposure to the site. The large equipment warehouse house is located directly south of these facilities.

Battery-grade lithium carbonate is packaged in bags and flexible intermediate bulk containers, and are stored in a warehouse on the west side which is collocated with the plant warehouse.

Raw Material Logistics

Raw materials for the Thacker Pass Project are to be delivered to the site by over highway trucks during the life of mine. A local rail-to-truck transloading facility located in Winnemucca will allow for transfer of most raw materials for delivery to the Thacker Pass Project site. A summary of the primary raw materials to be used during operations, and their logistics, is shown below in tabular form. This will include the limestone grinding and storage facility, soda ash transloading facility and the sulfur transloading facility. The cost per tonne of the raw material is included in the Operating Costs for the consumables.

Life of Mine Primary Raw Material Logistics Scheme
Raw Material	Description	Approximate Truck Loads per Day
Liquid Sulfur	Includes unloading, storage, and delivery to the plant via 39-tonne tanker from a transloading facility in Winnemucca, NV.	47
Soda Ash	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from a transloading facility in Winnemucca, NV.	18
Quicklime	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from Savage transloading facility in Golconda, NV. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.	10
Limestone	Includes operation of in-pit primary crusher, delivery to the process plant via 39-tonne trailer and secondary limestone crushing/screening/grinding plant at process plant.	31
Fuel

Includes diesel, unleaded gasoline, propane and their unloading, and delivery to the plant via 10,000 or 12,500 gallon trailer to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV.

		>1
Other

Includes delivery to the plant via 21-tonne trailer of Ferric Sulfate, Hydrochloric Acid, Caustic Soda, and Flocculant direct to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.

		>6

Power Supply

Electrical power for the Thacker Pass Project will be supplied by on-site power generation and via the grid connected to the nearby local electric utility cooperative, Harney Electric Cooperative ("HEC") 115 kV transmission network. The Thacker Pass Project will generate a portion of the steady-state power demand via Steam Turbine Generators driven by steam produced by the sulfuric acid plant. The remainder of steady-state loads and any peaks will be serviced by power purchased from HEC.

Sulfuric Acid Production

The sulfuric acid plants for the Thacker Pass Project are Double Contact Double Absorption ("DCDA") sulfur burning sulfuric acid plants with heat recovery systems. The plants sizing was maximized based upon the use of single pieces of equipment such as a single blower train instead of two operating in parallel, and a single waste heat boiler to optimize production versus capital.

Phase 1 and Phase 2 will each have a single sulfuric acid plant capable of producing nominal 3,000 t/d (100 weight % H2SO4 basis) of sulfuric acid by burning liquid elemental sulfur. Sulfur is delivered to site by truck and is unloaded by gravity into a single Sulfur Unloading Pit which provides sulfur to both sulfuric acid plants. The sulfuric acid generated from each plant is used in the process plant for the chemical production of lithium carbonate. The total annual operating days is based upon expected scheduled and unscheduled maintenance. Acid production is a function of the plant's nominal capacity and production over Design Capacity with production efficiency of the equipment decreasing over a three-year period until scheduled maintenance occurs. Each sulfuric acid plant has two Liquid Sulfur Storage Tanks with a combined storage capacity of 28 days. The sulfur is transferred from the tanks to the Sulfur Feed Pit and from there to the Sulfur Furnace.

Water Source

The existing Quinn Raw Water Well has been tested and is able to sustain 908 m3/h (4,000 gallons per minute (gpm)) which satisfies the expected average demand servicing all potable, mining and process flow streams for Phase 2. A backup well is planned to be installed one mile west of the existing production well to maintain a constant supply of water if one well pump is down for maintenance or repairs.

Waste Rock and Tailings

The table below shows a summary of the volumes contained in each storage facility and the estimated volume of each facility at the end of the 40-year mine life.

Design and Requirement Volumes for Stockpiles and Facilities (Millions of Cubic Yards)
Facility Name	Design Storage Mm3 (MCY)	40 Year LOM Required Storage Mm3 (MCY)
West Waste Rock Storage Facility (WRSF)	21.3 (27.9)	20.2 (26.4)
East Waste Rock Storage Facility (WRSF)	16.3 (21.3)	0 (0)
Coarse Gangue Stockpile (CGS)	17.5 (22.9)	17.5 (22.9)
Growth Media Stockpiles (GMS)	12.3 (16.1)	5.0(6.6)
Clay Tailings Filter Stack (CTFS)	266.9 (349.1)	250.7 (327.9)
All facilities have expansion potential.

Note: Storage quantities largely determined by short-term processing requirements or surface area mined, and thus are not reassessed for the 25-year case separately. Mm3 = millions of cubic metres. MCY = million cubic yards.

ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The Thacker Pass Project is located on public lands administered by the BLM. Construction of the Thacker Pass Project requires permits and approvals from various Federal, State, and local government agencies.

The process for BLM authorization includes the submission of a proposed Mine Plan of Operations (PoO, previously defined) and Reclamation Plan for approval by the agency. The Company submitted the Thacker Pass Project Proposed PoO and Reclamation Plan Permit Application on August 1, 2019. The permit application was preceded by the Company's submission of baseline environmental studies documenting the collection and reporting of data for environmental, natural, and socio-economic resources used to support mine planning and design, impact assessment, and approval processes.

As part of the overall permitting and approval process, the BLM completed an analysis in accordance with the National Environmental Policy Act of 1969 ("NEPA") to assess the reasonably foreseeable impacts to the human and natural environment that could result from the implementation of Project activities. As the lead Federal regulatory agency managing the NEPA process, the BLM prepared and issued a Final Environmental Impact Statement ("FEIS"), on December 3, 2020. Following the issuance of the FEIS, BLM issued the EIS Record of Decision and Plan of Operations Approval on January 15, 2021. In addition, a detailed Reclamation Cost Estimate has been prepared and submitted to both the BLM and Nevada Division of Environmental Protection-Bureau of Mining, Regulation and Reclamation (the "NDEP-BMRR"). On October 28, 2021, the NDEP-BMRR approved the PoO with the issuance of draft Reclamation Permit 0415. On February 25, 2022, the NDEP-BMRR issued the final Reclamation Permit 0415. The BLM will require the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed once mining concludes.

There are no identified issues that are expected to prevent the Company from achieving all permits and authorizations required to commence construction and operation of the Thacker Pass Project based on the data that has been collected to date.

Summary Schedule for Permitting, Approvals, and Construction

The Thacker Pass Project is being considered in two phases, lasting 40 years. The Company will utilize existing highways to service the Thacker Pass Project. The following is a summary schedule for permitting, approvals and construction:

  Q3 2018 - Submitted Conceptual Mine Plan of Operations

  Q3 2019 - Submitted Proposed Mine Plan of Operations and Reclamation Plan Permit Application, BLM deems the document technically complete
  Q1 2020 - BLM published a Notice of Intent to prepare an EIS in the Federal Register
  Q1 2021 - Final EIS and Record of Decision issued by BLM
  Q1 2022 - Issuance of final WPCP, Reclamation Permit, and Class II Air Quality Operating Permit
  Q1 2023 - Initiate early-works construction
  Q3-Q4 2023 - Initiate Plant Construction
  Q1 2026 - Commissioning process plant, initiate mining,
  Q4 2026 - Steady state production

Community Engagement

LAC has developed a Community Engagement Plan ("Community Engagement Plan"), recognizing that the support of stakeholders is important to the success of the Thacker Pass Project. The Thacker Pass Project was designed to reflect information collected during numerous stakeholder meetings. The Community Engagement Plan is updated annually.

In connection with the Company's previously proposed Kings Valley Clay Mine Project (at Thacker Pass) and in coordination with the BLM, letters requesting consultation were sent to the Fort McDermitt Paiute and Shoshone Tribe and the Summit Lake Paiute Tribe on April 10, 2013. The BLM held consultation meetings with the Fort McDermitt Paiute and Shoshone Tribe on April 15, 2013 and the Summit Lake Paiute Tribe on April 20 and May 18, 2013.

As part of the Thacker Pass Project, the BLM Winnemucca District Office initiated the Native American Consultation process. Consultation regarding historic properties and locations of Native American Religious Concerns were conducted by the BLM via mail and personal correspondence in 2018 and 2019 pursuant to the National Historical Preservation Act and implementing regulations at 36 CFR 800 in compliance and accordance with the BLM-SHPO 2014 State Protocol Agreement. On July 29, 2020, the BLM Winnemucca District Office sent formal consultation letters to the Fort McDermitt Paiute and Shoshone Tribe, Pyramid Lake Paiute Tribe, Summit Lake Paiute Tribe, and Winnemucca Indian Colony. In late October 2020, letters were again sent by the BLM to several tribes asking for their assistance in identifying any cultural values, religious beliefs, sacred places and traditional places of Native American people which could be affected by BLM actions on public lands, and where feasible to seek opinions and agreement on measures to protect those tribal interests. As the lead federal agency, the BLM prepared the MOU for the Thacker Pass Project and continues to facilitate all ongoing Project-related consultation.

Social or Community Impacts

During operations, it is expected that most employees will be sourced from the surrounding area, which already has established social and community infrastructure including housing, retail and commercial facilities such as stores and restaurants; and public service infrastructure including schools, medical and public safety departments and fire and police/sheriff departments.

Based on the projected mine life, the number of potential hourly and salaried positions, and the projected salary ranges, the Thacker Pass Project operations would have a long-term positive impact to direct, indirect, and induced local and regional economics. Phase 2 full production will require approximately 500 direct employees to support the Thacker Pass Project, with the average annual salary estimated at $90,000. An additional and positive economic benefit would be the creation of short-term positions for construction activities. It is estimated that approximately 1,000 temporary construction jobs will be created. Additional jobs will be created through ancillary and support services, such as transportation, maintenance and supplies.

The Fort McDermitt Tribe is located approximately 60 km (35 miles) by road from the Thacker Pass Project site. LAC and the Fort McDermitt Tribe have devoted more than 20 meetings to focus on an agreement to solidify engagement and improvements at the Fort McDermitt community. A community benefits agreement was signed by the Company and the Fort McDermitt Paiute and Shoshone tribe in October 2022. The benefits agreement will provide infrastructure development including a community center with a daycare, preschool, playground, cultural facility and communal greenhouse; training and employment opportunities; support for cultural education and preservation; and synergistic business and contracting opportunities.

For nearly two years, LAC has met regularly with the community of Orovada, which is approximately 20 km (12 miles) from the Thacker Pass Project site and is the closest community to the Thacker Pass Project. The purpose of the meetings was to identify community concerns and explore ways to address them. The meetings began informally and were open to the entire community. Eventually, the community formed a committee to work with LAC. A facilitator was hired to manage a process that focused on priority concerns and resolution. The committee and LAC have addressed issues such as the local K-8 school and determined that a new school should be built in Orovada, the design and construction of which will be 100% funded by LAC. The community has agreed to a new location and LAC has worked with the BLM to secure the site for the Humboldt County School District. LAC has also completed a preliminary design for the school and is moving forward with detailed engineering and construction planning.

CAPITAL AND OPERATING COSTS

Capital Cost Estimate

The capital cost estimate for the Thacker Pass Project covers post-sanction early works, mine development, mining, the process plant, the transload facility, commissioning and all associated infrastructure required to allow for successful construction and operations. The cost estimates presented in this section pertain to three categories of capital costs:

  Phase 1 and Phase 2 Development capital costs
  Phase 1 and Phase 2 Sustaining capital costs
  Closure capital costs

Development capital costs include the engineering, procurement and construction management ("EPCM") estimate as well as LAC's estimate for LAC's scope costs. Sustaining capital costs for the Thacker Pass Project have been estimated and are primarily for continued development of the clay tailings filter stack and coarse gangue stockpile, mining activities, sulfuric acid plant and plant and infrastructure sustaining capital expenditures.

Development capital costs commence with detailed engineering and site early works following project sanction by the owner and continue to mechanical completion and commissioning. Mining pre-production costs have been capitalized and are included under development capital. The capital costs for years after commencement of production are carried as sustaining capital. Pre-sanction costs from completion of the Thacker Pass TR to project sanction, including environmental impact assessments, permit approvals and other property costs are excluded from this report and these costs are not included in the development capital.

Direct costs include the costs of all equipment and materials and the associated contractors required to perform installation and construction. The contractor indirects are included in the direct cost estimate as a percent of direct labor cost. EPCM / project indirects were detailed out in a resource plan to account for all identified costs, then budgeted as a percent of construction and equipment to be distributed through the process areas. In general, these costs include:

  Installation contractor's mobilization, camp, bussing, meals, and temporary facilities & power
  EPCM
  Commissioning and Vendors
  Contingency

Contract mining capital repayment includes the 60-month financed repayment of the miner's mobile equipment assets acquired prior to the start of operation.

The table below shows the development capital cost estimate developed for the Thacker Pass Project.

Development Capital Cost Estimate Summary
Description	Ph1 Costs (US$ M)	PH2 Costs (US$ M)	Responsible
Mine
Equipment Capital (Contract Mining)	0	0	Sawtooth
Mine Development	51.1	26.3	Sawtooth
Contingency (13.1%)	6.7	3.4	Sawtooth/EDG
Total Mine	57.8	29.7
Process Plant and Infrastructure
Costs (Directs & Indirects)	1,735.4	1,398.5	M3/ITAC
Contingency (13.1%)	227.3	183.2	M3/ITAC/EDG
Total Process Plant and Infrastructure	1,962.7	1,581.7
Offsite - Transload Facility
Costs (Directs & Indirects)	69.0	27.1	Owner/Savage
Contingency (13.1%)	9.0	3.5	Owner/EDG
Total Offsite - Transload Facility	78.1	30.6
Owner's Costs
Costs	149.8	75.6	Owner
Contingency (13.1%)	19.6	9.9	Owner/EDG
Total Owner's Costs	169.4	85.5
TOTAL DEVELOPMENT CAPITAL	2,268.0	1,727.5

Due to rounding, some totals may not correspond with the sum of the separate figures.

Sustaining Capital costs for the base case totaling US$1,510.2 million have been estimated over the Life of Mine ("LOM"), as outlined in the table below.

Sustaining Capital Estimate Summary (40-Year LOM - Base Case)
Description	*LOM Costs (US$ M)	Responsible
Mine
Equipment Capital	264.3	Sawtooth/M3
Mobile Equipment
Equipment Capital	26.6	Owner
Process Plant and Infrastructure
Process Plant	822.9	Owner
Sulfuric Acid Plant	244.2	EXP
CTFS and CGS	149.0	Owner
Offsite Transload Facility
Transload Facility	3.4	Owner
TOTAL SUSTAINING CAPITAL	1,510.2
Contact Mining Capital Repayment	48.8	Owner

Closure Costs

Closure costs are estimated based upon necessary reclamation, remediation, and closure of the 40-year facility. These closure costs of $53.5M will be updated as operations continue, and concurrent reclamation takes place. Site overhead during closure will be a corporate cost.

Operating Cost Estimate

Annual operating costs are summarized by operating area: Mine, Lithium Process Plant, Sulfuric Acid Plant, and General & Administrative. Operating costs in each area include labor, maintenance materials and supplies, raw materials, outside services, among others. The process operating costs are based on Q1-Q4 2022 pricing. Estimates are prepared on an annual basis and include all site-related operating costs associated with the production of lithium carbonate. All operating costs incurred from project award, up to but excluding commissioning, are deemed preproduction costs and have been included in the Capital Expenditures, as they are considered part of construction.

Operating Cost Estimate Summary (40-Year LOM - Base Case)
Area	Annual Average ($-M)	$/tonne Product	Percent of Total
Mine	76.4	1,144	16%
Lithium Process Plant	214.6	3,213	45%
Liquid Sulfuric Acid Plant	175.4	2,627	36%
General & Administrative	14.3	215	3%
Total	$480.7	7,198	100%

The following items are excluded from the Operating Cost estimate:

  Cost escalation (due to quotes being refreshed in 2022)
  Currency fluctuations
  All costs incurred prior to commercial operations
  Corporate office costs
  First fills (included in Capital Expenditures),
  Closure and reclamation costs post operations (concurrent reclamation is included)
  Salvage value of equipment and infrastructure

Economic Analysis

Based on Q2 - Q4 2022 pricing, the economic evaluation presents the after-tax net present value ("NPV"), payback period, and the after-tax internal rate of return ("IRR") for the Thacker Pass Project based on annual cash flow projections.

This economic analysis includes sensitivities to variations in selling prices, various operating costs, initial and sustaining capital costs, overall lithium production recovery, and discount rate. All cases assume maximum utilization of the acid plant's available acid and power, with lithium production fluctuating by year according to mine plan and plant performance as predicted by yearly heat/mass balance simulations in Aspen Plus®, conducted by LAC.

Production and Revenues

Phase 1 Project is designed for a nominal production rate of 40,000 t/y of lithium carbonate and begins production in year 1 through year 3. Phase 2 production is anticipated to begin in year 4 and includes the addition of a second acid plant and processing infrastructure to double production with a nominal production rate of 80,000 t/y of lithium carbonate. Actual production varies with the grade of ore mined in each year with an expected mine life of 40 years. The base case value for price selling was set at $24,000/t lithium carbonate.

Total Annual Production and Revenue (40 Year LOM - Base Case)
Production and Revenue	Annual Average	Total
Lithium Carbonate Production (t)	66,783	2,671,318
Lithium Carbonate Revenue ($-M)	$1,603	$64,112
Annual Lithium Carbonate Selling Price ($/t)	$24,000

Financing

LAC is contemplating multiple options for funding the construction and operation of the Thacker Pass Project. Financial modeling has considered multiple discount rates to account for various funding avenues. Project financing costs are excluded from the model.

Discount Rate

A discount rate of 8% per year has been applied to the model, though other levels from 6-16% are also included for Project assessment at various risk profiles and financing options.

Taxes

The modeling is broken into the following categories: Operational Taxes (which are eligible deductions to arrive at taxable income) and Corporate Net Income Taxes. The 10% operating cost tax credit under the US Inflation Reduction Act for "Advanced Manufacturing Production" has been applied during the first 10 years of Project operation. The legislation specifies phase-out of this credit after 10 years.

Operational Taxes

Payroll taxes are included in salary burdens applied in the operational expense or operating cost estimate. These include social security, Medicare, federal and state unemployment, Nevada modified business tax, workers compensation and health insurance.

Property tax is assessed by the Nevada Centrally Assessed Properties group on any property operating a mine and/or mill supporting a mine. Tax is 3% to 3.5% of the assessed value, which is estimated at 35% of the taxable value of the property. The property tax owed each year is estimated as 1.1% of the net book value at the close of the prior year plus current year expenditures with no depreciation.

Corporate Net Income Taxes

In Nevada lithium mining activities are taxed at 2-5% of net proceeds, depending on the ratio of net proceeds to gross proceeds. Net proceeds are estimated as equal to gross profit for purposes of this study. A tax rate of 5% is applicable to the Thacker Pass Project.

Revenue subject to a net proceeds of minerals tax is exempt from the Nevada Commerce tax; therefore, the Nevada Commerce tax is excluded from the study.

The current corporate income tax rate applicable to the Thacker Pass Project under the Tax Cut and Jobs Act is 21% of taxable income.

Royalties

The Thacker Pass Project is subject to a 1.75% royalty on net revenue produced directly from ore, subject to a buy-down right. This royalty has been included in the economic model on the assumption that the Thacker Pass Project owner will exercise its buy-down right to reduce the royalty from 8.0% to 1.75% by making an upfront payment of US$22 million in the first year of operations. At US$24,000/t lithium carbonate the ongoing annual royalty payments will average $428/t lithium carbonate sold over the 40-year LOM (base case).

Undiscounted annual cash flows, including Capital Expenditures, Operating Costs, and net revenues (pre-tax) are presented in the figure below.

UNDISCOUNTED ANNUAL CASH FLOW

CUMULATIVE DISCOUNTED CASH FLOW

Cumulative discounted cash flow at the 8% discount rate is presented in the table below.

For the Base Case financial assumptions, the Thacker Pass Project financial performance is measured through Net Present value, Internal Rate of Return and Payback periods. The after-tax financial model results are summarized in the table below.

After-Tax Financial Model Results (40 Year LOM - Base Case)
Production Scenario	Unit	Values
Operational Life	Years	40
Mine and Process Plant Operational Life	Years	40
Ore Reserve Life	Years	40
Average annual EBITDA	$-M / Y	1,093.5
After-tax Net Present Value ("NPV") @ 8% discount rate	$-M	5,727.0
After-tax Internal Rate of Return	%	21.4%
Payback (undiscounted)	Years	5.4
*includes capital investments in years up to production

The table below presents NPV and IRR at a range of discount rates for three lithium carbonate product selling price cases: -50% (downside), 0% (base-fixed), and +50% (high).

After-Tax NPV at 8% and IRR
Economic Indicator	Unit	Value
NPV @ 8%	$ millions	$5,727
IRR	%	21.4%
Payback	Years	5.4
Payback (discounted)	Years	5.4

Selling Price ($/tonne)	$12,000	$24,000	$36,000
NPV ($-M)	($623)	$5,727	$11,829
IRR (%)	6.0%	21.4%	31.9%

The table below presents the sensitivity of NPV to different discount rates.

NPV for Various Discount Rates (40-Year LOM)
Economic Indicators after Taxes	Years 1-25 of 40-Year LOM	40-Year LOM
NPV @ 0%	$19,500,605	$30,108,567
NPV @ 6%	$6,947,487	$8,398,919
NPV @ 8%	$4,950,134	$5,726,852
NPV @ 10%	$3,497,855	$3,920,727
NPV @ 12%	$2,425,349	$2,659,351
NPV @ 16%	$1,012,718	$1,087,688

EXPLORATION, DEVELOPMENT, AND PRODUCTION

Key milestones of the proposed plan include the following:

  Early Works Construction Start - Q1 2023
  Notice to Proceed / Major Construction Start - Q3 2023
  Mechanical Completion - Q3 2026
  Production Ramp-Up - Q3 2027
  Phase 2 Construction - Mobilize Q4 2026
  Phase 2 Ramp up Complete - Q4 2030

The proposed execution plan for the Thacker Pass Project incorporates an integrated strategy for EPCM. The below table shows a tentative overview schedule.

OVERVIEW SCHEDULE

SCHEDULE "I"
AUDITED FINANCIAL STATEMENTS OF NEW LAC
FOR THE PERIOD FROM INCORPORATION ON JANUARY 23, 2023 TO MARCH 31, 2023

1397468 B.C. LTD. FINANCIAL STATEMENTS For the period from incorporation on January 23, 2023 to March 31, 2023 (Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lithium Americas Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of 1397468 B.C. Ltd. (the Company) as of March 31, 2023 and the related statement of comprehensive income and changes in equity for the period from incorporation on January 23, 2023 to March 31, 2023, including the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and its financial performance and its cash flows for the period from incorporation on January 23, 2023 to March 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

June 16, 2023

We have served as the Company's auditor since 2023.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

1397468 B.C. LTD.

STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

March 31,
2023

Assets	-

Liabilities and Shareholder's Equity	-

Subsequent event (Note 5)

Approved for issuance on June 16, 2023

On behalf of the Board of Directors:

"Alexi Zawadzki"
Director

1397468 B.C. LTD.

STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of US dollars)

Period from incorporation on January 23, 2023, to March 31, 2023

Revenues	-

Expenses	-

Net income before income tax	-

Income tax expense	-

Net income	-

1397468 B.C. LTD.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars)

Period from incorporation on January 23, 2023, to March 31, 2023

Retained earnings, Beginning of period	-

Retained earnings, End of period	-

1397468 B.C. LTD. NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM INCORPORATION ON JANUARY 23, 2023 TO MARCH 31, 2023 (Expressed in thousands of US dollars)

1. BACKGROUND AND BASIS OF PRESENTATION

1397468 B.C. Ltd. ("New LAC") was incorporated by Lithium Americas Corp ("Lithium Americas" or "LAC") under the laws of British Columbia on January 23, 2023, as part of a reorganization of Lithium Americas which will result in the separation of Lithium Americas' North American and Argentina business units into two independent public companies (the "Separation") that include: (i) an Argentina focused lithium company owning Lithium Americas' current interest in its Argentine lithium assets, including the near-production Cauchari-Olaroz project, and (ii) a North America focused lithium company owning the Thacker Pass project and Lithium Americas' North American investments, which will be re-named "Lithium Americas Corp." upon completion of the Separation.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement to be entered into between Lithium Americas and New LAC ("Arrangement"). Under the Arrangement, Lithium Americas will, among other things, contribute its interest in the Thacker Pass project, Lithium Americas' North American investments in the shares of certain companies, certain intellectual property rights, its receivable or loan to LAC North Americas, and certain amount of cash to New LAC and New LAC will distribute its common shares to shareholders of Lithium Americas in a series of share exchanges.

The Separation will be pro rata to the shareholders of Lithium Americas, so that such holders will maintain the same proportionate interest in Lithium Americas and in New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation and successful listing of the common shares of New LAC on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE"), New LAC and Lithium Americas will be independent publicly traded companies. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE.

2. BASIS OF PRESENTATION

These financial statements are prepared based on International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").

3. SIGNIFICANT ACCOUNTING POLICIES

Functional and Presentation Currency

These financial statements are presented in US dollars. The functional currency of New LAC is the US dollar.

Financial Instruments

Financial assets and liabilities are recognized when New LAC becomes a party to the contractual provisions of the instrument.

1397468 B.C. LTD. NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM INCORPORATION ON JANUARY 23, 2023 TO MARCH 31, 2023 (Expressed in thousands of US dollars)

4. SHARE CAPITAL

Upon New LAC's incorporation on January 23, 2023, New LAC's authorized share capital is comprised of an unlimited number of Common Shares without par value and an unlimited number of preference shares without par value ("Preference Shares"). There are no shares of any class issued or outstanding as of March 31, 2023.

As part of the Arrangement, among other things: (i) each LAC shareholder will exchange their LAC common shares for LAC class A common shares and LAC preference shares; (ii) each LAC shareholder will then transfer its LAC preference shares to New LAC in exchange for Common Shares; (iii) 1,000,000 Preference Shares will be issued to LAC in exchange for the North American business assets contributed; (vi) all Preference Shares issued to LAC will be redeemed by New LAC in consideration for an aggregate redemption amount, after which all such Preference Shares will be cancelled; and (iii) the notice of articles and articles of New LAC ("Articles") will be amended to, among other things, eliminate the Preference Shares from the authorized share capital of New LAC such that, following such amendment, New LAC will be authorized to issue only an unlimited number of Common Shares.

5. SUBSEQUENT EVENT

a) On May 15, 2023, LAC's board of directors unanimously approved the execution of the arrangement agreement in respect of the Arrangement providing for the reorganization of LAC. Completion of the Separation is subject to customary conditions and approvals, including the receipt of the Canada Revenue Agency ruling, all required third party approvals, court, tax, stock exchange (including the listing of the North American business unit company's Common Shares on the TSX and the NYSE) and regulatory approvals and shareholder approval.

SCHEDULE "J"
AUDITED CARVE-OUT FINANCIAL STATEMENTS FOR THE NORTH AMERICAN BUSINESS FOR
THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 AND
MANAGEMENT'S DISCUSSION AND ANALYSIS

LAC NORTH AMERICA CARVE-OUT FINANCIAL STATEMENTS DECEMBER 31, 2022 (Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lithium Americas Corp.

Opinion on the Financial Statements

We have audited the accompanying carve-out statements of financial position of the North American Division of Lithium Americas Corp. (LAC North America) as of December 31, 2022 and 2021, and the related carve-out statements of comprehensive loss, changes in divisional equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the carve-out financial statements). In our opinion, the carve-out financial statements present fairly, in all material respects, the financial position of LAC North America as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These carve-out financial statements are the responsibility of LAC North America's management. Our responsibility is to express an opinion on LAC North America's carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LAC North America in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these carve-out financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

June 16, 2023

We have served as the LAC North America's auditor since 2022.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		December 31,	December 31,
	Note	2022	2021
		$	$
CURRENT ASSETS
Cash	4	636	933
Accounts Receivables		4	124
Prepaids		1,297	754
		1,937	1,811

NON-CURRENT ASSETS
Property, plant and equipment	7	3,936	3,294
Exploration and evaluation assets	8	9,514	5,747
Investment in Green Technology Metals	5	7,451	-
Investment in Ascend Elements	6	5,000	-
		25,901	9,041
TOTAL ASSETS		27,838	10,852

CURRENT LIABILITIES
Accounts payable and accrued liabilities		9,913	4,214
Current portion of long-term liabilities		724	303
Loans from Parent	9	43,572	-
		54,209	4,517
LONG-TERM LIABILITIES
Loans from Parent		-	40,000
Other liabilities	10	7,568	7,695
Reclamation and remediation costs		478	326
		8,046	48,021
TOTAL LIABILITIES		62,255	52,538

DIVISIONAL EQUITY
Net parent investment		226,009	150,942
Deficit		(260,426)	(192,628)
TOTAL DIVISIONAL EQUITY		(34,417)	(41,686)

TOTAL LIABILITIES AND DIVISIONAL EQUITY		27,838	10,852

Subsequent events (Note 18)

Approved for issuance on June 16, 2023

On behalf of the Board of Directors:

"Fabiana Chubbs"	"George Ireland"
Director	Director

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of US dollars)

		Years Ended December 31,
	Note	2022	2021	2020
		$	$	$
EXPENSES
Exploration expenditures
Engineering		27,928	23,009	9,426
Consulting, salaries and other compensation		13,195	9,192	5,278
Permitting, environmental and claim fees		3,285	2,391	2,081
Field supplies and other		1,592	942	408
Depreciation		1,520	658	483
Drilling and geological expenses		2,110	1,718	38
		49,630	37,910	17,714
General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation		5,166	3,577	4,109
Office and administration		1,790	1,291	708
Professional fees		3,426	1,205	537
Investor relations, regulatory fees and travel		845	512	305
		11,227	6,585	5,659
		60,857	44,495	23,373

OTHER ITEMS
Loss on change in fair value of Green Technology Metals' shares	5	2,564	-	-
Write off of non-Thacker Pass assets	8	353	-	-
Other (income)/loss		(15)	2	(1)
Finance cost		4,039	2,651	832
		6,941	2,653	831

NET LOSS BEFORE DISCONTINUED OPERATIONS		67,798	47,148	24,204

(Income)/loss from discontinued operations		-	(122)	1,013

NET LOSS		67,798	47,026	25,217

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF CHANGES IN DIVISIONAL EQUITY

(Expressed in thousands of US dollars)

	Net parent investment	Deficit	Divisional equity
	$	$	$
Balance, December 31, 2019	127,027	(120,385)	6,642
Net parent investment	5,865	-	5,865
Net loss	-	(25,217)	(25,217)
Balance, December 31, 2020	132,892	(145,602)	(12,710)
Net parent investment	18,050	-	18,050
Net loss	-	(47,026)	(47,026)
Balance, December 31, 2021	150,942	(192,628)	(41,686)
Net parent investment	75,067	-	75,067
Net loss	-	(67,798)	(67,798)
Balance, December 31, 2022	226,009	(260,426)	(34,417)

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

		Years Ended December 31,
	Note	2022	2021	2020
		$	$	$
OPERATING ACTIVITIES
Loss from continuing operations		(67,798)	(47,148)	(24,204)
(Income)/loss from discontinued operations		-	122	(1,013)
Net loss		(67,798)	(47,026)	(25,217)

Items not affecting cash and other items:
Equity compensation	11	2,355	1,797	1,617
Depreciation	7	1,520	658	483
Loss on change in fair value of Green Technology Metals shares	5	2,564	-	-
Other items		516	119	315

Changes in working capital items:
(Increase)/decrease in receivables, prepaids and deposits		(423)	(525)	175
Increase in accounts payable, accrued liabilities and other liabilities		9,271	2,551	2,033

Cash (used)/provided by discontinued operations		-	(511)	344

Net cash used in operating activities		(51,995)	(42,937)	(20,250)

INVESTING ACTIVITIES
Release of restricted cash		-	150	6
Investment in Green Technology Metals	5	(10,015)	-	-
Investment in Ascend Elements	6	(5,000)	-	-
Additions to property, plant and equipment		(1,505)	(529)	(177)
Additions to exploration and evaluation assets	8	(4,120)	(1,405)	(490)
Proceeds from sale of assets held for sale (discontinued operations)		-	4,034	-
Net cash (used)/provided by investing activities		(20,640)	2,250	(661)

FINANCING ACTIVITIES
Loan from Parent		-	23,512	13,492
Payment of interest on loan from parent		-	(3,017)	-
Net parent investment		72,712	20,115	5,678
Advance from mining contractor		-	-	2,000
Other		(374)	498	(182)

Net parent investment for the year in discontinued operations		-	-	217

Net cash provided by financing activities		72,338	41,108	21,205

CHANGE IN CASH		(297)	421	294

CASH - BEGINNING OF THE YEAR		933	512	218
CASH - END OF THE YEAR		636	933	512

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.  BACKGROUND AND NATURE OF OPERATIONS

The North American Division of Lithium Americas Corp. ("LAC North America") represents those North American assets and investments owned directly and indirectly by Lithium Americas Corp ("Lithium Americas," "LAC" or the "Parent") that are to be separated from the existing group and spun out to shareholders. As at December 31, 2022, LAC North America principally held the Thacker Pass project, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada ("Thacker Pass"), which was in the exploration and evaluation stage. LAC North America also holds RheoMinerals Inc. ("RheoMinerals"), a wholly owned subsidiary of Lithium Nevada Corp. ("Lithium Nevada"), which operated a business that was wound down in early 2021 and is presented in these financial statements as discontinued operations.

On January 23, 2023, 1397468 B.C. Ltd. ("New LAC") was incorporated by Lithium Americas under the laws of British Columbia, as part of a reorganization of Lithium Americas which will result in the separation of Lithium Americas' North American and Argentina business units into two independent public companies (the "Separation") that include: (i) an Argentina focused lithium company owning Lithium Americas' current interest in its Argentine lithium assets, including the near-production Cauchari-Olaroz project, and (ii) a North America focused lithium company owning the Thacker Pass project and Lithium Americas' North American investments, which will be re-named "Lithium Americas Corp." upon completion of the Separation.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement to be entered into between Lithium Americas and New LAC ("Arrangement"). Under the Arrangement, Lithium Americas will, among other things, contribute its interest in the Thacker Pass project, Lithium Americas' North American investments in the shares of certain companies, certain intellectual property rights, its receivable or loan to LAC North America, and a certain amount of cash to New LAC and New LAC will distribute its common shares to shareholders of Lithium Americas in a series of share exchanges.

The Separation will be pro rata to the shareholders of Lithium Americas, so that such holders will maintain the same proportionate interest in Lithium Americas and in New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation and successful listing of the common shares of New LAC on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE"), New LAC and Lithium Americas will be independent publicly traded companies. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE.

The carve-out financial statements have been prepared on a going concern basis, which assumes that LAC North America will be able to realize its assets and discharge its liabilities. LAC North America has incurred significant operating losses to date and has not generated significant revenues from operations and has relied on financing from the Parent to fund operations either through loans or equity. As at December 31, 2022, Lithium Americas had $352,102 in cash and cash equivalents and short-term bank deposits and upon closing of the Separation, LAC North America expects the Parent to transfer a portion of its cash balance to New LAC. In addition, on January 30, 2023, LAC North America entered into a purchase agreement with General Motors Holdings LLC ("GM") pursuant to which GM will make a $650,000 investment (the "Transaction"), the proceeds of which are a transaction of LAC North America and designated to be used for the construction and development of Thacker Pass. Financial advisory fees of approximately $24,000 will be payable upon completion of the GM investment tranches.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.  BACKGROUND AND NATURE OF OPERATIONS (continued)

The Transaction is comprised of two tranches, with the $320,148 first tranche investment ("Tranche 1 investment") in the form of GM's subscription for 15,002 subscription receipts of Lithium Americas, which were automatically converted into 15,002 units comprising an aggregate of 15,002 common shares and 11,891 warrants of Lithium Americas, having been completed on February 16, 2023 and the gross proceeds released from escrow, and the approximate $330,000 second tranche investment contemplated to be invested in LAC North America following the Separation.

In addition, LAC North America is advancing an application process under the U.S. Department of Energy Advanced Technology Vehicles Manufacturing Loan Program, which, if granted, would provide up to 75% of Thacker Pass' total capital costs for construction.

After receipt of these funds and cash transfers from the Parent, LAC North America expects to have sufficient financial resources to fund Thacker Pass expenditures and general and administrative expenditures for at least the next 12 months.

The Parent's, Division's and New LAC's head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

2. BASIS OF PREPARATION AND PRESENTATION

The accompanying carve-out financial statements have been prepared for the purpose of providing historical information of LAC North America. The carve-out financial statements are prepared based on International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"). Transactions and balances between LAC North America and Parent are reflected as related party transactions within these financial statements.

The accompanying carve-out financial statements include the assets, liabilities, and results of operations that are specifically identifiable to LAC North America. This includes relevant assets, liabilities and expenses of Thacker Pass, specified investments, as well as certain costs related to the management of LAC North America by Lithium Americas. Such costs have been allocated to LAC North America from the shared corporate expenses of Lithium Americas based on the estimated level of involvement of Lithium Americas management and employees with LAC North America. LAC North America has operated as a division of Lithium Americas and not as a stand-alone company. LAC North America receives service and support from Lithium Americas and is dependent upon Lithium Americas' ability to perform these services and support functions.

Allocated costs are primarily related to corporate administrative expenses and employment costs of Lithium Americas staff who provide services including accounting and finance, legal, information technology, human resources, marketing, investor relations, contract support, treasury, administrative and other corporate head office services.

Lithium Americas has centralized processes and systems for cash management, payroll, and purchasing, and manages a treasury function and keeps cash balances that are used to finance the activities of LAC North America through periodic cash calls. The results of the Parent's cash transactions on behalf of LAC North America are reflected either as loan from Parent within liabilities or as net parent investment within equity in the accompanying balance sheets based on whether the transactions were subject to the formal loan agreement with the Parent or related to amounts attributed to LAC North America from the activities of the Parent.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

2. BASIS OF PREPARATION AND PRESENTATION (continued)

The net parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented. The loan balance will be contributed to the equity of New LAC at the time of closing the Arrangement.

Management believes the assumptions and allocations underlying the carve-out financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Lithium Americas to be a reasonable reflection of the utilization of services provided to or the benefit received by LAC North America during the periods presented relative to the total costs incurred by Lithium Americas.

However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had LAC North America been an entity that operated independently of Lithium Americas.

The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, cash management and financing obtained as a stand-alone company, or other factors.

Consequently, future results of operations, should LAC North America be separated from Lithium Americas, will include costs and expenses that may be materially different than the carve-out historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not necessarily indicative of the future results of operations, financial position, and cash flows of LAC North America.

Certain transactions of LAC North America have historically been included in tax returns filed by the Parent. The income tax amounts included in these financial statements have been calculated using the separate return method as if LAC North America had included such amounts in its own tax returns. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if LAC North America were a separate taxpayer from the Parent for the periods presented.

3. SIGNIFICANT ACCOUNTING POLICIES

LAC North America presents tax loss carry-forward amounts that have not been utilized by the Parent only to the extent such tax attributes could be claimed on a separate income tax return as opposed to a consolidated income tax return filing with its Parent.

These carve-out financial statements have been prepared on a historical cost basis except as disclosed in these accounting policies.

Significant areas where accounting policy judgment is applied:

Impairment of Exploration and Evaluation Assets

The application of LAC North America's accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including consideration of information such as the period for which LAC North America has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluating the results of exploration and evaluation activities up to the reporting date.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Management has performed an impairment indicator assessment on LAC North America's exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2022.

Key Sources of Estimation Uncertainty:

The preparation of these carve-out financial statements requires management to make assumptions, estimates, and judgments that affect the amounts reported in these financial statements and accompanying notes. The most significant areas requiring the use of management estimates and assumptions relate to the allocation of costs from Lithium Americas.

LAC North America bases its estimates on historical experience and various assumptions that are believed to be reasonable at the time the estimate was made. Accordingly, actual results may differ from amounts estimated in these financial statements and such differences could be material. The amounts presented in these financial statements are not necessarily indicative of the results that may be expected for future years.

Significant accounting policies

Principles of Consolidation

These carve-out financial statements include the accounts of LAC North America including the legal entities 1339480 B.C. LTD, Lithium Nevada, KV Project LLC, and RheoMinerals, being the entities over which LAC North America has control. All intercompany transactions and balances have been eliminated.

LAC North America controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to LAC North America.

Entities are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by LAC North America.

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of LAC North America are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The carve-out financial statements are presented in US dollars. The functional currency of LAC North America is the US dollar.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognized in profit or loss.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash consists of cash held with banks and is subject to an insignificant risk of changes in value. Cash equivalents consist of highly liquid short-term investments which can be withdrawn at any time and are subject to an insignificant risk of changes in value.

Exploration and Evaluation Assets

Exploration expenditures excluding acquisition costs and claim maintenance costs are expensed until the establishment of technical feasibility and commercial viability. Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production.  After recognition, LAC North America uses the cost model for exploration and evaluation assets.

LAC North America assesses its exploration and evaluation assets for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment.  A property is written down or written off when LAC North America determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by LAC North America, including appropriate borrowing costs and foreign exchange losses or gains on borrowings and related cash used to construct qualifying assets as defined under IFRS.

Capitalization of costs incurred ceases when the asset is capable of operating in the manner intended by management. LAC North America applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

  Process testing facility equipment included in "Equipment and machinery" - straight-line basis over the estimated useful life of 10 years;
  Right-of-use assets included in "Other" - straight-line basis over the shorter of the asset's useful life and the lease term; and
  Office equipment included in "Other" - declining balance method at 20% annual rate.

The assets' residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at each financial year-end.  The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date. If an impairment indicator is identified, an impairment assessment is carried out.  If an impairment loss is identified, it is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  These are typically individual mines, plants or development projects.

Where the factors which resulted in an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

Leases

At inception of a contract, LAC North America assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

LAC North America assesses whether the contract involves the use of an identified asset, whether LAC North America has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if LAC North America has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, LAC North America allocates the consideration in the contract to each lease component on the basis of their relative standalone prices. LAC North America leases offices, buildings, equipment and cars. Lease contracts entered into LAC North America are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by LAC North America. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

● fixed payments (including in-substance fixed payments), less any lease incentives receivable;

● variable lease payments that are based on an index or a rate;

● amounts expected to be payable by the lessee under residual value guarantees;

● the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

● payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Right-of-use assets are measured at cost comprising the following:

● the amount of the initial measurement of lease liability;

● any lease payments made on or before the commencement date less any lease incentives received;

● any initial direct costs; and

● restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Financial Instruments

Financial assets and liabilities are recognized when LAC North America becomes a party to the contractual provisions of the instrument.

On initial recognition, financial assets are classified as and measured at: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI") according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, financial liabilities are classified as and measured at: amortized cost or FVTPL. LAC North Americas' investments in equity instruments are classified as FVTPL. Investments in equity instruments are held for strategic purposes and classified as long-term.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest; LAC North America's intent is to hold these financial assets in order to collect contractual cash flows; and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and LAC North America has transferred substantially all risks and rewards of ownership.

Provisions

Provisions are recognized when LAC North America has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas.  Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The cost estimates are updated during the life of the operation to reflect known development, such as revisions to cost estimates and to the estimated lives of the operation and are subject to formal reviews at regular intervals.  The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within capital assets.  These costs are then depreciated over the lives of the asset to which they relate, typically using the units of production method.  The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of comprehensive (loss)/income as a financing cost.  Provision is made for the estimated present value of the costs of environmental cleanup obligations outstanding at the statement of financial position date.

Income Taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.  Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting or taxable loss, unless arising in a business combination, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that LAC North America does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

Equity-Based Compensation

LAC North America does not have its own equity incentive plan, however employees of LAC North America participate in the Lithium Americas plan.

The Lithium Americas equity incentive plan allows the grant of stock options, restricted share units, performance share units and deferred share units. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The fair value of each tranche is measured at the date of grant using an appropriate pricing model, including the Black-Scholes option model for pricing options and the Monte Carlo simulation methodology for pricing performance share units.  Compensation expense is recognized over the tranche's vesting period based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually and changes due to expected forfeitures being recognized immediately.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

New IFRS Pronouncements

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on LAC North America's financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. These amendments are not expected to have a material effect on LAC North America's financial statements.

4. CASH

	December 31, 2022	December 31, 2021
	$	$
Cash	636	933
	636	933

5. INVESTMENT IN GREEN TECHNOLOGY METALS

On April 28, 2022, LAC North America entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1) ("Green Technology Metals"), a North American focused lithium exploration and development company with hard rock spodumene assets in north-western Ontario, Canada, in a private placement for total consideration of $10,000.

As at December 31, 2022, LAC North America holds approximately 13,301 common shares of Green Technology Metals with a fair value of $7,451 determined based on the market price of Green Technology Metals' shares as of such date. A loss on change in fair value of Green Technology Metals Shares of $2,564 was recognized in the statements of comprehensive loss for the year ended December 31, 2022.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6. INVESTMENT IN ASCEND ELEMENTS

On July 18, 2022, LAC North America made a $5,000 investment in Ascend Elements, Inc. ("Ascend Elements"), a private US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares. Holders of these shares have a right to a dividend at a rate of 8% per annum of the issue price (only if and when declared by the board of Ascend Elements), preferential rights upon liquidation, a right to convert preferred shares to common shares and other customary preferences.

As at December 31, 2022, LAC North America holds approximately 806 series C-1 preferred shares of Ascend Elements with an estimated fair value of $5,000.

7. PROPERTY, PLANT AND EQUIPMENT

	Equipment and machinery	Other[1]	Total
	$	$	$
Cost
As at December 31, 2020	1,198	1,014	2,212
Additions	119	2,778	2,897
Disposals	-	(452)	(452)
As at December 31, 2021	1,317	3,340	4,657
Additions	1,265	897	2,162
As at December 31, 2022	2,582	4,237	6,819

	Equipment and machinery	Other[1]	Total
	$	$	$
Accumulated depreciation
As at December 31, 2020	471	566	1,037
Depreciation for the year	343	315	658
Disposals	-	(332)	(332)
As at December 31, 2021	814	549	1,363
Depreciation for the year	748	772	1,520
As at December 31, 2022	1,562	1,321	2,883

	Equipment and machinery	Other[1]	Total
	$	$	$
Net book value
As at December 31, 2020	727	448	1,175
As at December 31, 2021	503	2,791	3,294
As at December 31, 2022	1,020	2,916	3,936
1 The "Other" category includes right of use assets with a cost of $3,025 and $811 of accumulated depreciation as at December 31, 2022.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8. EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets relating to the Thacker Pass project and other projects were as follows:

$
Exploration and evaluation assets, as at December 31, 2020	4,342
Additions	1,405
Exploration and evaluation assets, as at December 31, 2021	5,747
Additions	4,120
Write offs of non-Thacker Pass assets	(353)
Exploration and evaluation assets, as at December 31, 2022	9,514

LAC North America has certain commitments for royalty and other payments to be made on the Thacker Pass project as set out below. These amounts will only be payable if LAC North America continues to hold the subject claims in the future and the royalties will only be incurred if LAC North America starts production from the Thacker Pass project.

● 20% royalty on revenue solely in respect of uranium;

● 8% gross revenue royalty on all claims up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. LAC North America has the option at any time to reduce the royalty to 1.75% upon payment of $22,000; and

● Option payment of $138 was paid in 2022 and $2,888 is payable in 2023 to purchase water rights.

9. LOAN FROM PARENT

	December 31, 2022	December 31, 2021
	$	$
Loan from Parent
Loan from Parent	43,572	40,000
	43,572	40,000

LAC North America entered into a line of credit agreement with Lithium Americas dated effective January 1, 2020, for funding of Thacker Pass project expenditures.

The line of credit is for $40,000 in total and each drawdown has a maturity of December 31, 2023, and an interest rate of 9% per annum. As at December 31, 2022, LAC North America had drawn $40,000 from the loan from Parent and had unpaid accrued interest of $3,572.

10. OTHER LIABILITIES

	December 31, 2022	December 31, 2021
	$	$
Other liabilities
Lease liabilities	1,618	1,755
Mining contractor liability	5,950	5,940
	7,568	7,695

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10. OTHER LIABILITIES (continued)

During Q2 2019, LAC North America entered into a mining design, consulting and mining operations agreement with a mining contractor for its Thacker Pass project. In accordance with the agreement, LAC North America received $3,500 from the mining contractor in seven consecutive equal quarterly instalments, with $1,500 received in 2019 and $2,000 received in 2020. These amounts are included in the mining contractor liability balance.

LAC North America will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or repay $3,500 without interest if a final project construction decision is not made by 2024.

The mining contractor has also been providing mining design and consulting services, which are accrued and included in the mining contractor liability and are payable on or before the earlier of December 31, 2024 or 90 days after the start of production at the Thacker Pass project.

11. EQUITY COMPENSATION

Equity Incentive Plan

LAC North America's employees participate in Lithium Americas' equity incentive plan ("Plan") in accordance with the policies of the Toronto Stock Exchange whereby, from time to time, at the discretion of the Lithium Americas' Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase Lithium Americas common shares ("Stock Options"); and (2) awarded deferred share units ("DSUs"), restricted share units ("RSUs") and performance share units ("PSUs") that, subject to a recipient's deferral right in accordance with the Income Tax Act (Canada), convert automatically into Lithium Americas' common shares upon vesting.

The exercise price of each stock option is based on the fair market price of Lithium Americas common shares at the time of grant. Stock options are granted for a maximum term of five years.

Restricted Share Units

During the year ended December 31, 2022, Lithium Americas granted 101 (2021 - 91; 2020 - 232) RSUs to Lithium Nevada employees and consultants.

The total estimated fair value of the RSUs was $2,421 (2021 - $1,252; 2020 - $830) based on the market value of Lithium Americas' shares on the grant date. As at December 31, 2022, there was $1,326 (2021 - $712; 2020 - $396) of total unamortized compensation cost relating to unvested RSUs.

During the year ended December 31, 2022, stock-based compensation expense related to RSUs of $2,146 was charged to operating expenses (2021 - $1,473; 2020 - $1,261).

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11. EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

	Number of RSUs	Weighted average FMV price per share, (US$)
Balance, RSUs outstanding as at December 31, 2019	288	3.39
Converted into shares	(204)	(3.02)
Granted	232	3.40
Forfeited	(22)	(3.11)
Balance, RSUs outstanding as at December 31, 2020	294	3.74
Converted into shares	(75)	(8.00)
Granted	91	14.34
Balance, RSUs outstanding as at December 31, 2021	310	6.02
Converted into shares	(80)	(12.56)
Granted	101	23.95
Forfeited	(1)	(12.91)
Balance, RSUs outstanding as at December 31, 2022	330	9.90

Stock Options

No stock options were granted by Lithium Americas to Lithium Nevada employees during the years ended December 31, 2022, 2021 and 2020. Stock options outstanding and exercisable held by Lithium Nevada employees as at December 31, 2022 are as follows:

Range of Exercise Prices CDN$	Number outstanding and exercisable as at December 31, 2022	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CDN$

$8.05 - $11.07	120	0.0	8.30
	120	0.0	8.30

A summary of changes to outstanding stock options is as follows:

	Number of Options	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2019	470	7.31
Exercised	(65)	(9.54)
Balance, stock options outstanding as at December 31, 2020	405	7.05
Exercised	(65)	(5.71)
Balance, stock options outstanding as at December 31, 2021	340	7.30
Exercised	(220)	(6.76)
Balance, stock options outstanding as at December 31, 2022	120	8.30

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11. EQUITY COMPENSATION (continued)

The weighted average Lithium Americas share price at the time of exercise of options during the year ended December 31, 2022, was CDN$40.00 (2021 - CDN$19.80; 2020 - CDN$12.96).

During the year ended December 31, 2022, stock-based compensation expense related to stock options of $Nil was charged to operating expenses (2021 - $Nil; 2020 - $Nil).

Performance Share Units

5 PSUs were granted by Lithium Americas to Lithium Nevada employees during the year ended December 31, 2022 (2021 - 12; 2020 - none). As at December 31, 2022, there was $206 of total unamortized compensation cost relating to unvested PSUs (2021 - $190; 2020 - $254).

During the year ended December 31, 2022, equity compensation expense related to PSUs of $209 was charged to operating expenses (2021 - $324; 2020 - $356). A summary of changes to the number of outstanding PSUs is as follows:

	Number of PSUs	Weighted average FMV price per share, (US$)
Balance, PSUs outstanding as at December 31, 2019	176	6.49
Forfeited	(11)	(6.52)
Balance, PSUs outstanding as at December 31, 2020	165	6.11
Granted	12	19.72
Forfeited	(64)	(6.52)
Balance, PSUs outstanding as at December 31, 2021	113	7.31
Granted	5	41.99
Balance, PSUs outstanding as at December 31, 2022	118	8.79

12. RELATED PARTY TRANSACTIONS

LAC North America entered into the following transactions with related parties:

Funding from Parent company

As described in Note 2, LAC North America is funded via a loan from Lithium Americas (recorded within liabilities (Note 9)) or capital contributions (recorded within net parent investment in equity). The net parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented.

Allocation of Parent company costs

Certain costs related to LAC North America incurred by the Parent, Lithium Americas, are allocated to LAC North America and presented as general and administrative expenditures in the carve-out statement of comprehensive loss (Note 2).

13. SEGMENTED INFORMATION

LAC North America operates in one operating segment and one geographical area. Thacker Pass was in the exploration and evaluation stage for the financial reporting periods presented herein. Substantially all the assets and the liabilities of LAC North America relate to Thacker Pass.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14. DISCONTINUED OPERATION

In 2019, Lithium Americas made the strategic decision to wind-up the organoclay business in an orderly fashion, including divesting of its assets. The organoclay business was non-core to the Parent's portfolio of lithium projects. Organoclay property, plant and equipment were classified as assets held for sale as at December 31, 2020 and were recognized at the lower of its carrying value and fair value less cost to sell within the Carve-out Statements of Financial Position. On January 13, 2021, the Parent completed the sale of the organoclay property, plant and equipment for gross proceeds of $4,250.

The results from operations for the organoclay business have been presented as discontinued operations within the Carve-out Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows.

	Years ended December 31,
	2022	2021	2020
	$	$	$
ORGANOCLAY SALES	-	18	670
COST OF SALES
Production costs	-	(42)	(1,277)
Depreciation	-	-	(33)
Total cost of sales	-	(42)	(1,310)
GROSS LOSS	-	(24)	(640)

EXPENSES
Assets write off	-	-	(11)
General, administrative, and other	-	(37)	(443)
	-	(37)	(454)

Other Income	-	25	81
Gain on Sale of Assets	-	158	-

NET INCOME FROM DISCONTINUED OPERATIONS	-	122	(1,013)

Net cash inflow from discontinued operations	-	3,523	561

Cash inflows from discontinued operations are separately disclosed and included in cash flow from operating, investing, and financing activities within the Carve-out Statements of Cash Flows.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	For the years ended December 31,
	2022	2021	2020
	$	$	$

Loss from continuing operations before tax	67,798	47,148	24,204
(Gain)/Loss from discontinued operations	-	(122)	1,013
	67,798	47,026	25,217

Statutory tax rate	27%	27%	27%

Expected income recovery at statutory tax rate	18,305	12,697	6,809

Effect of lower tax rate in foreign jurisdiction	(3,241)	(2,417)	(1,187)
Change in unrecognized deferred tax assets and other	(15,064)	(10,280)	(5,622)
Tax expense	-	-	-

The significant components of LAC North America's deferred tax assets and liabilities are as follows:

	As at December 31
	2022	2021	2020
	$	$	$
Deferred tax assets:
Tax loss carryforwards	40,196	30,695	17,436
Exploration and evaluation assets	3,602	1,173	584
Capital assets	536	-	1,274
Investment in Green Technology Metals	346	-	-
Other	100	109	68
Deferred tax assets	44,780	31,977	19,362

Deferred tax liabilities:
Other	(4,845)	-	(45)
Deferred tax liabilities	(4,845)	-	(45)

Unrecognized deferred tax assets	39,935	31,977	19,317

LAC North America has non-capital loss carryforwards in the US of approximately $192,000 (2021 - $146,000; 2020 - $85,000) some of which expire in 2029 and some of which have no fixed date of expiry and are available to reduce taxable income. The resulting US deferred tax assets have not been recognized as it is not yet probable that LAC North America will generate future taxable income.

LAC North America has also generated Canadian tax loss carryforwards as a result of applying the separate return method to the tax effects of costs allocated by the Parent to LAC North America. The resulting Canadian deferred tax assets have not been recognized as it is not probable LAC North America will generate future Canadian taxable profit against which the loss carryforwards can be used.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

16. FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the carve-out statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Common shares and, preferred shares acquired as part of the Green Technology Metals and Ascend Elements investments respectively are measured at fair value on the statement of financial position on a recurring basis.

Cash, receivables, and loans from Parent are measured at amortized cost on the carve-out statement of financial position. As at December 31, 2022, the fair value of financial instruments measured at amortized cost approximates their carrying value. Green Technology Metals shares are classified at level 1 of the fair value hierarchy and Ascend Elements preference shares are classified at level 3 of the fair value hierarchy (refer to Note 5 and 6 respectively).

LAC North America manages risks to minimize potential losses. The main objective of LAC North America's risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks which impact LAC North America's financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. Financial instruments that potentially subject LAC North America to a concentration of credit risk consist primarily of cash and receivables. LAC North America's maximum exposure to credit risk for cash and receivables is the amount disclosed in the consolidated statements of financial position. LAC North America limits its exposure to credit loss by placing its cash with US chartered banks with expected credit losses estimated to be de minimis.

Liquidity Risk

Liquidity risk is the risk that LAC North America will not be able to meet its financial obligations as they fall due.  LAC North America's approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash to meet its liquidity requirements in the short and long term. LAC North America prepares annual budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2022, LAC North America had a cash balance of $636 to settle current liabilities of $54,209 (Note 1).

17.  CAPITAL DISCLOSURE

LAC North America's objectives when managing capital are to safeguard LAC North America's ability to continue as a going concern to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

17.  CAPITAL DISCLOSURE (continued)

The capital structure of LAC North America consists of net investment of Parent and loan from Parent. LAC North America manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Pursuant to the Arrangement, the Parent will contribute the loan from Parent to New LAC upon consummation of the Separation.

To carry out the planned exploration and development of its projects and pay for corporate and administrative costs, LAC North America will spend its existing working capital and raise additional amounts as needed and if available.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of LAC North America, is reasonable. There were no changes in LAC North America's approach to capital management during the year ended December 31, 2022.

18.  SUBSEQUENT EVENTS

a) On January 30, 2023, LAC North America entered into an agreement with GM, pursuant to which GM will make a $650,000 equity investment in two tranches. The proceeds from the Transaction are to be used for the development and construction of Thacker Pass. The investment from GM will support LAC North America in creating the foundation for an independent U.S. business focused on Thacker Pass and a North American lithium supply chain. On February 16, 2023, the Tranche 1 investment of $320,148 closed, following GM's purchase of 15,002 common shares of LAC at $21.34 per share. Upon funding of the first investment tranche, an offtake agreement to supply GM with lithium carbonate production from Thacker Pass (the "Offtake Agreement") and an investor rights agreement (the "Investor Rights Agreement") were entered into with GM. The net proceeds of the Tranche 1 investment, to the extent such proceeds remained unspent, will be allocated to LAC North America upon Separation.

LAC North America expects to close the second and final tranche following Lithium Americas' contemplated separation of its U.S. and Argentine businesses in the second half of 2023 and the satisfaction of certain conditions precedent to closing including the condition that LAC North America secures sufficient funding to complete the development of Phase 1 for Thacker Pass. Financial advisory fees of approximately $24,000 will be payable upon completion of the GM investment tranches.

b) On March 2, 2023, LAC North America announced the commencement of construction at the Thacker Pass Project, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure, following the receipt of notice to proceed from the BLM.

c) On May 15, 2023, LAC's board of directors unanimously approved the execution of an arrangement agreement providing for the reorganization of LAC that will result in the separation of its North American and Argentine business units into two independent public companies. Completion of the Separation is subject to customary conditions and approvals, including the receipt of the Canada Revenue Agency ruling, all required third party approvals, court, tax, stock exchange (including the listing of New LAC's common shares on the TSX and the NYSE) and regulatory approvals and shareholder approval.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

BACKGROUND

This Management's Discussion and Analysis ("MD&A") of the North American Division of Lithium Americas Corp. ("LAC North America"), prepared as of June 16, 2023, should be read in conjunction with LAC North America's audited carve-out financial statements and notes thereto for the year ended December 31, 2022 ("2022 annual carve-out financial statements"). Refer to Notes 2 and 3 of the 2022 annual carve-out financial statements for disclosure of LAC North America's significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. This MD&A contains "forward-looking statements," and readers should read the cautionary note contained in the section entitled "Forward-Looking Statements" of this MD&A regarding such forward-looking statements.

OUR BUSINESS

LAC North America represents those North American assets and investments owned directly and indirectly by Lithium Americas Corp. ("Lithium Americas," "LAC" or the "Parent") that are to be separated from the existing group and spun out to shareholders in conjunction with a proposed reorganization, as discussed below. LAC North America's principal asset is the Thacker Pass project, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada ("Thacker Pass"), which is in the development stage as of the date of this MD&A. LAC North America's assets will also include minority investment ownership interest in the shares of Green Technology Metals Limited ("Green Technology Metals"), a North American focused lithium exploration and development company in Canada and Ascend Elements Inc. ("Ascend Elements"), a private US based lithium-ion battery recycling and engineered material company.

As of the date of this MD&A, LAC North America commenced construction at Thacker Pass and entered into strategic agreements with General Motors Holdings LLC ("GM") with respect to a $650 million equity investment to finance construction of Phase 1 of Thacker Pass (the "Transaction"). On February 16, 2023, the $320 million first tranche investment of the Transaction ("Tranche 1 Investment") closed with the subscription by GM for 15,002,243 subscription receipts of Lithium Americas which were automatically converted into 15,002,243 units comprising an aggregate of 15,002,243 common shares and 11,890,848 warrants of Lithium Americas for $21.34 per unit, upon which LAC North America and GM entered into an offtake agreement to supply GM with lithium carbonate production from Thacker Pass and an investor rights agreement. Closing of the $330 million second tranche investment remains subject to shareholder approval, regulatory approvals and other closing conditions. The Transaction including the Tranche 1 Investment proceeds have been accounted for as a transaction of LAC North America. See sections "Project Progress" and "Liquidity Outlook" for further details.

PROPOSED REORGANIZATION

On January 23, 2023, 1397468 B.C. Ltd. ("New LAC") was incorporated under the laws of British Columbia for the purpose of transferring the ownership of LAC North America from Lithium Americas to Lithium Americas shareholders, on a pro-rata basis, pursuant to a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Separation"). Upon consummation of the Separation, New LAC will be re-named "Lithium Americas Corp."

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement entered into between Lithium Americas and New LAC (the "Arrangement"). Under the Arrangement, Lithium Americas will, among other things, contribute its interest in the Thacker Pass project, Lithium Americas' investment in Green Technology Metals and Ascend Elements, certain intellectual property rights, its receivable or loan to LAC North America, and a certain amount of cash to New LAC and New LAC will distribute its common shares to shareholders of Lithium Americas in a series of share exchanges.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

The Separation will be pro rata to the shareholders of Lithium Americas, so that such holders will maintain the same proportionate interest in Lithium Americas and in New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation and successful listing of the common shares of New LAC on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE"), New LAC and Lithium Americas will be independent publicly traded companies. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE. New LAC's head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

PROJECT PROGRESS

Thacker Pass, Nevada, USA

DOE Loan Application and Financing Process

In February 2023, LAC North America received a Letter of Substantial Completion from the U.S. Department of Energy ("DOE") Loans Program Office confirming that its application for the DOE's Advanced Technology Vehicles Manufacturing Loan Program ("ATVM Loan Program") contains all the information necessary to commence confirmatory due diligence and term sheet negotiation.

The Letter of Substantial Completion follows LAC North America's April 2022 application for the DOE ATVM Loan Program. If LAC North America is offered a loan by the DOE, it expects funding from the ATVM Loan Program to provide up to 75% of Thacker Pass' total capital costs for construction for Phase 1. Relevant development costs incurred at Thacker Pass may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023. DOE's invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE's determination whether to proceed.

General Motors

On January 30, 2023, LAC North America entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in two tranches. The investment from GM is to support LAC North America by creating the foundation for an independent U.S. business focused on Thacker Pass and a North American lithium supply chain.

On February 16, 2023, the Tranche 1 Investment of $320 million closed with GM's purchase of 15 million common shares of Lithium Americas at $21.34 per share, upon which LAC North America and GM entered into an offtake agreement (the "Offtake Agreement") whereby GM receives exclusive access to Phase 1 production through a binding supply agreement and a Right of First Offer on Phase 2 production. The second tranche of $330 million is contemplated to be invested into LAC North America following completion of the Separation and is subject to a number of conditions and approvals, including LAC North America securing sufficient funding to complete the development of Phase 1 of Thacker Pass.

With the combination of expected funding from the ATVM Loan Program, GM's $650 million equity investment and cash that will be allocated from the Parent to New LAC, LAC North America expects to secure the necessary funding to substantially de-risk Thacker Pass Phase 1 construction.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

Process Engineering and Design

Feasibility Study for Phase 1 and 2

On January 31, 2023, LAC North America released the results of a feasibility study titled "Feasibility Study: National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" dated effective November 2, 2022 (the "Thacker Pass Feasibility Study") targeting an initial production capacity of 40,000 tpa of lithium carbonate ("Li2CO3") with a second stage expansion targeting a total production capacity of 80,000 tpa. A project life of 40 years ("LOM") is expected to utilize less than 25% of the current M&I mineral resource estimate. Actual production varies by year with highest production rates in the earlier years of operations; anticipated average production of approximately 70,000 tpa Li2CO3 in the first 25 years and approximately 67,000 tpa over LOM, including ramp up of Phase 1 and Phase 2.

Thacker Pass Feasibility Study Summary

Scenarios	Year 1-25	40 Years LOM
Design production capacity	80,000 tpa Li2CO3 (Phase 1 - 40,000 tpa)
Mining method	Continuous open-pit mining
Processing method	Sulfuric acid leaching
Mineral reserves	3.7 Mt LCE at a grade of 3,160 ppm Li
Period	25 years	40 years
Lithium carbonate price[1]	$24,000 / t Li2CO3
Initial capital costs - Phase 1	$2,268 million
Initial capital costs - Phase 2	$1,728 million
Sustaining capital costs	$628 million	$1,510 million
Operating Costs (average)	$6,743 / t	$7,198 / t
Average Annual EBITDA (per year)[2]	$1,176 million	$1,094 million
After-tax net present value ("NPV") @ 8% Discount Rate	$4,950 million	$5,727 million
After-tax internal rate of return ("IRR")	21.2%	21.4%

Detailed scientific and technical information with respect to Thacker Pass can be found in the Thacker Pass Feasibility Study that was filed with the securities regulatory authorities in each of the provinces and territories of Canada on January 31, 2023.

_________________________________

1 Based on Q3 2022 long-term lithium carbonate price outlook from a leading industry market consultant.
2 Non-GAAP financial measure - refer to section "Use of Non-GAAP Financial Measures and Ratios."

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

Mineral Reserve and Mineral Resource Estimate Update

In January 2023, LAC North America announced an updated Mineral Reserve estimate for Thacker Pass of 3.7 million tonnes ("Mt") of LCE grading at 3,160 parts per million ("ppm") lithium ("Li") of Proven and Probable ("P&P"), comprised of 3.3 Mt LCE Proven Reserves at 3,180 ppm Li and 0.4 Mt LCE of Probable Reserves at 3,010 ppm Li. LAC also released an expanded Mineral Resource estimate of 16.1 Mt of LCE grading 2,070 ppm Li of M&I, comprised of 7.0 Mt LCE Measured Resources at 2,450 ppm Li and 9.1 Mt LCE Indicated Resources at 1,850 ppm Li. The Mineral Resource estimate also included 3.0 Mt LCE of Inferred Resources grading 1,870 ppm. Mineral Reserves have been converted from measured and indicated Mineral Resources in the Thacker Pass Feasibility Study and have demonstrated economic viability. The effective date of the estimates was November 2, 2022. See the Thacker Pass Feasibility Study available on LAC's website at www.lithiumamericas.com and on LAC's SEDAR profile at www.sedar.com for further details.

Construction Update

On March 2, 2023, LAC North America announced the start of construction activities at Thacker Pass following receipt of notice to proceed the Bureau of Land Management ("BLM"). A contractor from Elko, Nevada was mobilized to the site and is progressing early works including site preparation, geotechnical drilling, water pipelines, construction ponds, site fencing, access roads and associated infrastructure. Contracts for major earthworks have been awarded with activities expected to commence in the second half of 2023.

Thacker Pass is expected to create over 1,000 jobs during construction and 500 jobs during operations. Phase 1 production is targeted to commence in the second half of 2026.

Regulatory and Permitting

All state and federal permits to begin construction are in place and LAC North America has received a notice to proceed with construction from the BLM.

On February 7, 2023, LAC North America announced that it received a favorable ruling from the Federal District Court for the appeal filed against the BLM for the issuance of the ROD (the "Initial ROD Challenge") relating to Thacker Pass. The Federal District Court declined to vacate the ROD, ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings, and did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project. See "Schedule "H" - Information Concerning NEW LAC Post-Arrangement" of the Circular under "Regulatory and Permitting Update" for further details concerning the ruling on the ROD appeal as well as details concerning subsequent appeals and motions filed in connection with the ruling and new lawsuits filed against the BLM relating to the ROD.

LAC North America's application to transfer its existing and optioned water rights for all of Phase 1 was approved by the State Engineer in February 2023. The Monitoring Plan was approved by the State Engineer in May 2023, and we understand that the State is currently processing LAC North America's formal water permits. An appeal of the state engineer's decision to approve the water rights application was filed in Nevada State Court on March 1, 2023, but there has not been any judicial stay of the State Engineer's administrative process to issue the permits.

Corporate Development

Green Technology Metals

In Q2 2022, LAC North America acquired shares of Green Technology Metals through a private placement for total consideration of $10 million. In addition, in September 2022, LAC North America entered into a Strategic Collaboration Agreement with Green Technology Metals to advance a common goal of developing an integrated lithium chemical supply chain in North America. The agreement provides non-exclusive rights to undertake collaborative activities between the two parties and establishes a Strategic Management Committee for further joint exploration and development opportunities with a focus on Canada and the U.S.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

Ascend Elements

On July 18, 2022, LAC North America made an equity investment in Ascend Elements, a US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preference shares for $5 million.

SELECTED FINANCIAL INFORMATION

Carve-out Financial Information

The following table summarizes LAC North America's carve-out financial information for the years ended December 31, 2022 ("FY 2022"), December 31, 2021 ("FY 2021"), and December 31, 2020 ("FY 2020").

	Years Ended December 31,
(in US$ millions)	2022	2021	2020
	$	$	$
Expenses	(60.9)	(44.5)	(23.4)
Net loss	(67.8)	(47.0)	(25.2)
Total assets	27.8	10.9	10.6
Total liabilities	(62.3)	(52.5)	(23.3)
Total Divisional Equity	(34.4)	(41.7)	(12.7)

Expenses increased from FY 2021 to FY 2022, primarily due to an increase in exploration and evaluation expenditures as result of the timing of Thacker Pass development activities and an increase in allocated general and administrative expenses mostly due to an increase in professional fees to support the evaluation of the Separation. Total assets increased from FY 2021 to FY 2022, mainly due to the investment in Green Technology Metals and Ascend Elements and an increase in exploration and evaluation assets. Total liabilities increased from FY 2021 to FY 2022, mainly due to increased accounts payables and accrued liabilities as of December 31, 2022 due to the timing of payments and accrued interest on the loan from Parent.

Expenses increased from FY 2020 to FY 2021, primarily due to an increase in exploration and evaluation expenditures as a result of higher consulting, salaries, field supplies, permitting and environmental costs incurred during the year and an increase in allocated general and administrative expenses mostly due to an increase in salaries, and professional fees. Total liabilities increased from FY 2020 to FY 2021, mainly due to increase in the loan from Parent and higher accounts payables and accrued liabilities as of December 31, 2021 due to timing of payments.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

Results of Operations - Net Loss Analysis

Years Ended December 31, 2022, 2021 and 2020

The following table summarizes the results of operations for FY 2022, FY 2021, and FY 2020:

	Years Ended December 31,			Change
	2022	2021	2020	2022 vs 2021	2021 vs 2020
	$	$	$	$	$
EXPENSES
Exploration expenditures
Engineering	27.9	23.0	9.4	4.9	13.6
Consulting, salaries and other compensation	13.2	9.2	5.3	4.0	3.9
Permitting, environmental and claim fees	3.3	2.4	2.1	0.9	0.3
Field supplies and other	1.6	0.9	0.4	0.7	0.5
Depreciation	1.6	0.7	0.5	0.9	0.2
Drilling and geological expenses	2.1	1.7	0.0	0.4	1.7
	49.7	37.9	17.7	11.8	20.2
General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation	5.2	3.6	4.1	1.6	(0.5)
Office and administration	1.8	1.3	0.7	0.5	0.6
Professional fees	3.4	1.2	0.5	2.2	0.7
Investor relations, regulatory fees and travel	0.8	0.5	0.3	0.3	0.2
	11.2	6.6	5.7	4.6	0.9
	60.9	44.5	23.4	16.4	21.1

OTHER ITEMS
Loss on change in fair value of Green Technology Metals' shares	2.6	-	-	2.6	-
Write off of non-Thacker Pass assets	0.4	-	-	0.4	-
Other (income)/loss	(0.1)	0.0	(0.0)	(0.1)	0.0
Finance cost	4.0	2.6	0.8	1.4	1.8
	6.9	2.6	0.8	4.3	1.8

NET LOSS BEFORE DISCONTINUED OPERATIONS	67.8	47.1	24.2	20.7	22.9

(Income)/loss from discontinued operations	-	(0.1)	1.0	0.1	(1.1)

NET LOSS	67.8	47.0	25.2	20.8	21.8

Higher net loss in FY 2022 versus FY 2021 is primarily attributable to:

  an increase in Thacker Pass exploration and evaluation expenditures related to engineering efforts, permitting and feasibility study preparation;

  an increase in allocated general and administrative expenses mostly due to an increase in professional fees to support the evaluation of the Separation and higher salaries and other compensation costs to support the growth of LAC North America;

  a loss on change in fair value of investment in Green Technology Metals; and

  an increase in finance cost mainly due to interest on the loan from Parent.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

Higher net loss in FY 2021 versus FY 2020 is primarily attributable to:

  an increase in Thacker Pass exploration and evaluation expenditures related to permitting, engineering and feasibility study preparation;

  an increase in allocated corporate general and administrative expenses related to professional fees, and office expenses; and

  an increase in finance cost mainly due to interest on the loan from Parent.

Expenses

Exploration and evaluation expenditures during FY 2022 of $49.7 million (2021 - $37.9 million; 2020 - $17.7 million) include expenditures related to permitting, engineering and feasibility study-related preparation costs for the Thacker Pass. The increase in exploration expenditures is due to higher consulting, salaries, field supplies, permitting and environmental costs incurred during the year and the timing of permitting and other expenditures on Thacker Pass.

General and administrative expenses during FY 2022 were $11.2 million (2021 - $6.6 million; 2020 - $5.6 million). An increase in expenses is due to an increase in professional fees associated with the evaluation of the Separation and an increase in allocated salaries, benefits and other compensation associated with corporate employees.

Other Items

Loss on change in fair value of investment in Green Technology Metals during FY 2022 was $2.5 million (2021 - $Nil; 2020 - $Nil). Finance costs during FY 2022 were $4.0 million (2021 - $2.6 million; 2020 - $0.8 million) which mainly includes an interest expense on loan from Parent.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Years Ended December 31,
(in US$ million)	2022	2021	2020
	$	$	$
Cash used in operating activities	(52.0)	(42.9)	(20.2)
Cash (used)/provided by investing activities	(20.6)	2.2	(0.7)
Cash provided by financing activities	72.3	41.1	21.2
Change in cash	(0.3)	0.4	0.3
Cash - beginning of the year	0.9	0.5	0.2
Cash - end of the year	0.6	0.9	0.5

As at December 31, 2022, LAC North America had cash of $0.6 million (2021 - $0.9 million; 2020 - $0.5 million).

Liquidity Outlook

On January 30, 2023, LAC North America entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in Lithium Americas in two tranches. Proceeds from the investment, including from GM Tranche 1 Investment of approximately $320 million which closed on February 16, 2023, will be used for the construction and development of Thacker Pass. The second tranche of $330 million is contemplated to be invested into LAC North America following the Separation and other conditions being achieved.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

LAC North America continues to advance its formal application under the ATVM Loan Program submitted in April 2022 to the DOE for partial funding of Thacker Pass project development. Further to the Letter of Substantial Completion received from the DOE, LAC North America is proceeding with the confirmatory due diligence and term sheet negotiations process. The ATVM Loan Program is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and components used in those vehicles. If LAC North America is offered a loan by the DOE, it expects funding from the ATVM Loan Program to provide up to 75% of the Thacker Pass project's capital costs for construction of Phase 1. DOE's invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE's determination whether to proceed.

With the combination of expected funding from the ATVM Loan Program, GM's $650 million equity investment and cash that will be allocated from the Parent to New LAC, LAC North America expects to secure the necessary funding to substantially de-risk Thacker Pass Phase 1 construction.  For a discussion of the funding of New LAC from Parent pursuant to the Separation, see "Schedule "H" - Information Concerning NEW LAC Post-Arrangement" of the Circular under "Summary Historical and Pro Forma Consolidated Financial Information".

Over the long-term, LAC North America expects to meet its obligations and fund the development of Thacker Pass through its financing plans described above; however, due to the conditions associated with such financing, there can be no assurance that LAC North America will successfully complete all of its contemplated financing plans. Except as disclosed, LAC North America does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. LAC North America does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during FY 2022 was $52.0 million (2021 - $42.9 million; 2020 - $20.2 million). The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during FY 2022 was $20.6 million, cash provided investing activities in 2021 was $2.2 million and cash used in investing activities in 2020 was $0.7 million. During FY 2022, LAC North America invested $10 million in Green Technology Metals, $5.0 million in Ascend Elements and spent $4.1 million on exploration and evaluation assets and $1.5 million on property, plant and equipment.

Financing Activities

Funding from the Parent

LAC North America is funded via a loan from Lithium Americas (recorded within liabilities) or capital contributions (recorded within net parent investment in equity). The net parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented. Net parent investment during FY 2022 was $72.7 million (2021 - $20.1 million; 2020 - $5.7 million).

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

RELATED PARTY TRANSACTIONS

Funding from Parent

LAC North America is funded via loans from Lithium Americas (recorded within liabilities) or capital contributions (recorded within net parent investment in equity). The net parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented.

Allocation of Parent Costs

Certain costs related to LAC North America incurred by the parent company, Lithium Americas, are allocated to LAC North America and presented as general and administrative expenditures in the carve-out statement of comprehensive loss.  Allocated costs for FY 2022 totaled $11.2 million (2021 - $6.6 million; 2020 - $5.6 million).

General and Administrative (allocation of corporate costs)	Years Ended December 31,
(in US$ million)	2022	2021	2020
	$	$	$
Salaries, benefits and other compensation	5.2	3.6	4.1
Office and administration	1.8	1.3	0.7
Professional fees	3.4	1.2	0.5
Investor relations, regulatory fees and travel	0.8	0.5	0.3
Total	11.2	6.6	5.6

CONTRACTUAL OBLIGATIONS

As at December 31, 2022, LAC had the following contractual obligations (undiscounted):

(in US$ million)	2023	2024	2025 and later	Total
	$	$	$	$
Accounts payable and accrued liabilities	9.9	-	-	9.9
Obligations under office leases¹	0.8	0.8	1.0	2.6
Other obligations¹	2.5	3.5	-	6.0
Loans from Parent	43.6	-	-	43.6
Total	56.8	4.3	1.0	62.1

¹Include principal and interest/finance charges.

LAC North America's commitments including royalties, and option payments are disclosed in Note 8 of 2022 annual carve-out financial statements, most of which will be incurred in the future if LAC North America starts production from the Thacker Pass project.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when LAC North America becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and LAC North America has transferred substantially all risks and rewards of ownership.

All of LAC North America's financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the shares acquired as part of the investment in Green Technology Metals and Ascend Elements which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. LAC North America's intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

LAC North America assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning that arose to date as a result of exploration activities is $0.5 million for Thacker Pass, as at December 31, 2022. LAC North America has a $1.7 million reclamation bond to the BLM that was guaranteed by a third-party insurance company. The current approved reclamation cost estimate for the October 15, 2021 Thacker Pass plan of operations is $47.6 million, reflecting the full build out of the project. Financial assurance of $13.7 million was placed with the BLM in February 2023 prior to initiating construction with the remaining amount to be placed as construction activities progress.

ESTIMATION UNCERTAINTY AND ACCOUNTING POLICY JUDGMENTS

Please refer to LAC North America's 2022 annual carve-out financial statements, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure.

NEW IFRS PRONOUNCEMENTS

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on LAC North America's financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. These amendments are not expected to have a material effect on LAC North America's financial statements.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Thacker Pass Project can be found in the NI 43-101 technical report dated January 31, 2023, entitled "Feasibility Study: National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" (the "Thacker Pass Technical Report"). The Thacker Pass Technical Report has an effective date of November 2, 2022 and was prepared by Daniel Roth, P.E., Laurie Tahija, QP-MMSA, Eugenio Iasillo, P.E., Kevina Martina, PE., Benson Chow, RM-SME, Walter Mutler, P.E., Kevin Bahe, P.E., Paul Kaplan, P.E., Tyler Cluff, RM-SME and Bruce Shannon, P.E., each of whom is a "Qualified Person" for the purposes of NI 43-101 for the sections of the report that they are responsible for preparing and are independent of LAC.

Copies of the technical reports are available on LAC's website at www.lithiumamericas.com and on LAC's SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a "Qualified Person" for purposes of NI 43-101 by virtue of his experience, education, and professional association. Dr. LeBlanc is the Chief Technical Officer of LAC.

Further information about Thacker Pass, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to the results of the feasibility study, the resources and reserves, and factors that may affect those estimates is available in the above-mentioned Thacker Pass Technical Report.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in this MD&A have been prepared in accordance with NI 43-101 and the CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014. These standards are similar to, but differ in some ways from, the requirements of the U.S. Securities and Exchange Commission (the "SEC") that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system adopted by the United States and Canada. Any mineral reserves and mineral resources reported by LAC in accordance with NI 43-101 may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Accordingly, information included in this MD&A that describes LAC North America's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC's reporting and disclosure requirements.

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

LAC North America's 2022 annual carve-out financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). This MD&A refers to non-GAAP financial measures "working capital" and expected average annual EBITDA with respect to the results of the feasibility study for the Thacker Pass Project, which are not measures recognized under IFRS and do not have standardized meanings prescribed by IFRS or by Generally Accepted Accounting Principles ("GAAP") in the United States.

These non-GAAP financial measures may not be comparable to similar measures used by other issuers.

"Working capital" is the difference between current assets and current liabilities. It is a financial measure that has been derived from LAC North America's financial statements and applied on a consistent basis as appropriate. LAC North America discloses this financial measure because it believes it assists readers in understanding the results of LAC North America's operations and financial position and provides further information about LAC North America's financial results to investors.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in US dollars, unless stated otherwise)

"EBITDA" is an abbreviation for earnings before interest, taxes, depreciation and amortization. LAC North America believes this measure provides investors with an improved ability to evaluate the prospects of LAC North America and, in particular, its Thacker Pass Project. As the Thacker Pass Project is not in production, this prospective non‐GAAP financial measure may not be reconciled to the nearest comparable measure under IFRS and the equivalent historical non-GAAP financial measure for the prospective non‐GAAP measure or ratio discussed herein is nil$.

These measures should not be considered in isolation or used in substitution for other measures of performance prepared in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or LAC North America's future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward looking information generally can be identified by the use of words such as "seek," "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "propose," "potential," "targeting," "intend," "could," "might," "should," "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters: statements under "Liquidity Outlook", development of the Thacker Pass Project; the results of the Thacker Pass Feasibility Study; the expected timeline for the development of the Thacker Pass Project; estimates of Mineral Resources and Mineral Reserves; the outcome of litigation; expectations regarding accessing funding from the ATVM Loan Program, including the expected amount, timing and outcome of the loan application; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project, including current lawsuits involving the Record of Decision for the project, and the transfer application for certain water rights for the project; successful development of the Thacker Pass Project, the expected timetable for completing Tranche 2 of the GM Transaction; the ability to complete Tranche 2 of the GM Transaction on the terms and timeline anticipated, or at all; the receipt of shareholder and required stock exchange and regulatory approvals, authorizations and court rulings, and the securing of sufficient funding to complete the development of Phase 1 of the Thacker Pass Project, required for Tranche 2 of the GM Transaction; the expected benefits of the GM Transaction; the expected timetable for completing the Separation (including timing of advance tax rulings from the CRA and the IRS in connection with same); the ability of the Company to complete the Separation on the terms and timeline anticipated, or at all; the receipt of Board of Directors, shareholder and required third party, court, tax, stock exchange and regulatory approvals required for the Separation (including obtaining a CRA and an IRS advance income tax ruling in respect thereof); the expected holdings and assets of the entities resulting from the Separation.  Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the LAC North America's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Although LAC North America believes that the assumptions and expectations reflected in such forward-looking information are reasonable, LAC North America can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. LAC North America's actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and in LAC's latest annual information form ("AIF") and its management information circular dated June 16, 2023 ("Circular") available on SEDAR. All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the LAC's latest AIF and the Circular. Such risk factors are not exhaustive. LAC North America does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement.

SCHEDULE "K"
UNAUDITED CARVE-OUT INTERIM FINANCIAL STATEMENTS FOR THE NORTH AMERICAN
BUSINESS FOR THE PERIOD ENDED MARCH 31, 2023 AND THE COMPARATIVE PERIODS AND MD&A

LAC NORTH AMERICA CARVE-OUT INTERIM FINANCIAL STATEMENTS MARCH 31, 2023
(Expressed in US Dollars)

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		March 31,	December 31,
	Note	2023	2022
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	308,537	636
Accounts Receivables		38	4
Prepaids		2,152	1,297
		310,727	1,937

NON-CURRENT ASSETS
Property, plant and equipment	7	29,400	3,936
Exploration and evaluation assets	8	-	9,514
Investment in Green Technology Metals	5	6,637	7,451
Investment in Ascend Elements	6	5,000	5,000
		41,037	25,901
TOTAL ASSETS		351,764	27,838

CURRENT LIABILITIES
Accounts payable and accrued liabilities		24,896	9,913
Current portion of long-term liabilities		736	724
GM transaction derivative liability	9	24,134	-
Loan from Parent	10	44,458	43,572
		94,224	54,209
LONG-TERM LIABILITIES
Other liabilities	11	4,974	7,568
Reclamation and remediation costs		478	478
		5,452	8,046
TOTAL LIABILITIES		99,676	62,255

DIVISIONAL EQUITY
Net parent investment		514,231	226,009
Deficit		(262,143)	(260,426)
TOTAL DIVISIONAL EQUITY		252,088	(34,417)

TOTAL LIABILITIES AND DIVISIONAL EQUITY		351,764	27,838

Subsequent event (Note 16)

Approved for issuance on June 16, 2023

On behalf of the Board of Directors:

"Fabiana Chubbs"	"George Ireland"
Director	Director

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars)

		Three Months Ended March 31,
		2023	2022
	Note	$	$
EXPENSES
Exploration expenditures
Engineering		782	5,788
Consulting, salaries and other compensation		2,503	2,300
Permitting, environmental and claim fees		268	763
Field supplies and other		14	269
Depreciation		196	175
Drilling and geological expenses		98	322
		3,861	9,617
General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation		1,011	961
Office and administration		370	369
Professional fees		57	349
Investor relations, regulatory fees and travel		275	139
		1,713	1,818
		5,574	11,435

OTHER ITEMS
Transaction costs		4,028	-
Gain on change in fair value of GM transaction derivative liability	9	(9,060)	-
Loss on change in fair value of Green Technology Metals' shares	5	814	-
Finance cost		370	996
Finance income		(9)	(40)
		(3,857)	956

NET LOSS		1,717	12,391

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF CHANGES IN DIVISIONAL EQUITY

(Unaudited)

(Expressed in thousands of US dollars)

	Net parent investment	Deficit	Divisional equity
	$	$	$
Balance, December 31, 2021	150,942	(192,628)	(41,686)
Net parent investment	15,672	-	15,672
Net loss	-	(12,391)	(12,391)
Balance, March 31, 2022	166,614	(205,019)	(38,405)

Balance, December 31, 2022	226,009	(260,426)	(34,417)
Net parent investment	288,222	-	288,222
Net loss	-	(1,717)	(1,717)
Balance, March 31, 2023	514,231	(262,143)	252,088

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

		Three Months Ended March 31,
	Note	2023	2022
		$	$
OPERATING ACTIVITIES
Net loss		(1,717)	(12,391)

Items not affecting cash and other items:
Equity compensation	12	97	300
Depreciation		196	317
Loss on change in fair value of Green Technology Metals shares	5	814	-
Gain on change in fair value of GM transaction derivative liability	9	(9,060)	19

Changes in working capital items:
Decrease in receivables, prepaids and deposits		(85)	(1,207)
Decrease in accounts payable, accrued liabilities and other liabilities		(8,658)	455
Net cash used in operating activities		(18,413)	(12,507)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(9,870)	(524)
Additions to exploration and evaluation assets		-	(131)
Net cash used in investing activities		(9,870)	(655)

FINANCING ACTIVITIES
Net parent investment - capital contributions		16,388	14,504
Net parent investment - gross proceeds from GM transaction		320,148	-
Payment of expenses related to the GM transaction		(173)	-
Lease payments		(179)	(62)
Net cash provided by financing activities		336,184	14,442

CHANGE IN CASH AND CASH EQUIVALENTS		307,901	1,280

CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		636	933
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		308,537	2,213

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1. BACKGROUND AND NATURE OF OPERATIONS

The North American Division of Lithium Americas Corp. ("LAC North America") represents those North American assets and investments owned directly and indirectly by Lithium Americas Corp ("Lithium Americas," "LAC" or the "Parent") that are to be separated from the existing group and spun out to shareholders. As at March 31, 2023, LAC North America principally held the Thacker Pass project, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada ("Thacker Pass"), which is in the development stage.

On January 23, 2023, 1397468 B.C. Ltd. ("New LAC") was incorporated by Lithium Americas under the laws of British Columbia, as part of a reorganization of Lithium Americas which will result in the separation of Lithium Americas' North American and Argentina business units into two independent public companies (the "Separation") that include: (i) an Argentina focused lithium company owning Lithium Americas' current interest in its Argentine lithium assets, including the near-production Cauchari-Olaroz project, and (ii) a North America focused lithium company owning Thacker Pass and Lithium Americas' North American investments, which will be re-named "Lithium Americas Corp." upon completion of the Separation.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement to be entered into between Lithium Americas and New LAC ("Arrangement"). Under the Arrangement, Lithium Americas will, among other things, contribute its interest in Thacker Pass, Lithium Americas' North American investments in the shares of certain companies, certain intellectual property rights, its receivable or loan to LAC North America, the remaining proceeds of an equity investment by General Motors Holdings LLC ("General Motors" or "GM") designated to be spent on Thacker Pass and a sufficient amount of cash to establish working capital at New LAC. Upon completion of the Arrangement, New LAC's common shares will be held directly by shareholders of Lithium Americas, accomplished through a series of share exchanges.

The Separation will be pro rata to the shareholders of Lithium Americas, so that such holders will maintain the same proportionate interest in Lithium Americas and in New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation and successful listing of the common shares of New LAC on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE"), New LAC and Lithium Americas will be independent publicly traded companies. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE.

On January 30, 2023, LAC North America entered into a purchase agreement with General Motors pursuant to which GM has agreed to make a $650,000 investment (the "Transaction"), the proceeds of which are to be used for the construction and development of Thacker Pass. The Transaction is comprised of two tranches, with the $320,148 first tranche investment ("Tranche 1 Investment") in the form of GM's subscription for 15,002 subscription receipts of Lithium Americas, which were automatically converted into 15,002 units comprising an aggregate of 15,002 common shares and 11,891 warrants of Lithium Americas, having been completed on February 16, 2023 and the gross proceeds released from escrow.

Pursuant to agreements with GM, the warrant and second tranche subscription agreement (related to the anticipated second tranche investment of approximately $330,000 by GM) between GM and LAC will be terminated and replaced by corresponding agreements between GM and New LAC (Note 9) such that the proceeds will be received by LAC North America.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1. BACKGROUND AND NATURE OF OPERATIONS (continued)

In addition, LAC North America is advancing an application process under the U.S. Department of Energy Advanced Technology Vehicles Manufacturing Loan Program, which, if granted, would provide up to 75% of Thacker Pass' total capital costs for construction.

The Parent's, Division's and New LAC's head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

2. BASIS OF PREPARATION AND PRESENTATION

The accompanying carve-out interim financial statements have been prepared for the purpose of providing historical information of LAC North America. The carve-out interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. These carve-out interim financial statements should be read in conjunction with LAC North Americas carve-out annual financial statements for the year ended December 31, 2022 ("2022 Carve-out Financials"), which have been prepared in accordance with IFRS. Transactions and balances between LAC North America and Parent are reflected as related party transactions within these financial statements.

The accompanying carve-out interim financial statements include the assets, liabilities, and results of operations that are specifically identifiable to LAC North America. This includes relevant assets, liabilities and expenses Thacker Pass, specified investments, transactions and balances arising from the GM funding, as well as certain costs related to the management of LAC North America by Lithium Americas. Such costs have been allocated to LAC North America from the shared corporate expenses of Lithium Americas based on the estimated level of involvement of Lithium Americas management and employees with LAC North America. LAC North America has operated as a division of Lithium Americas and not as a stand-alone company. LAC North America receives services and support from Lithium Americas and is dependent upon Lithium Americas' ability to perform these services and support functions.

Allocated costs are primarily related to corporate administrative expenses and employment costs of Lithium Americas staff who provide services including accounting and finance, legal, information technology, human resources, marketing, investor relations, contract support, treasury, administrative and other corporate head office services.

Lithium Americas has centralized processes and systems for cash management, payroll, and purchasing, and manages a treasury function and keeps cash balances that are used to finance the activities of LAC North America through periodic cash calls. The results of the Parent's cash transactions on behalf of LAC North America are reflected either as loan from Parent within liabilities or as net Parent investment within equity in the accompanying balance sheets based on whether the transactions were subject to the formal loan agreement with the Parent or related to amounts attributed to LAC North America from the activities of the Parent.

The net parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented. The loan from Parent balance will be contributed to the equity of New LAC at the time of closing the Arrangement.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

2. BASIS OF PREPARATION AND PRESENTATION (continued)

Management believes the assumptions and allocations underlying the carve-out interim financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Lithium Americas to be a reasonable reflection of the utilization of services provided to or the benefit received by LAC North America during the periods presented relative to the total costs incurred by Lithium Americas. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had LAC North America been an entity that operated independently of Lithium Americas.

The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, cash management and financing obtained as a stand-alone company, or other factors.

Consequently, future results of operations, should LAC North America be separated from Lithium Americas, will include costs and expenses that may be materially different than the carve-out historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not necessarily indicative of the future results of operations, financial position, and cash flows of LAC North America.

Certain transactions of LAC North America have historically been included in tax returns filed by the Parent. The income tax amounts included in these financial statements have been calculated using the separate return method as if LAC North America had included such amounts in its own tax returns. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if LAC North America were a separate taxpayer from the Parent for the periods presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of these carve-out interim financial statements requires management to make assumptions, estimates, and judgments that affect the amounts reported in these financial statements and accompanying notes. LAC North America bases its estimates on historical experience and various assumptions that are believed to be reasonable at the time the estimate was made. Accordingly, actual results may differ from amounts estimated in these financial statements and such differences could be material. The amounts presented in these financial statements are not necessarily indicative of the results that may be expected for future years.

The nature and number of significant estimates and judgments made by management in applying the accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the 2022 Carve-out Financials, except as described below.

Estimation Uncertainty and Accounting policy judgments

Accounting for the Agreements with General Motors

LAC North America's accounting for the agreements with General Motors involved judgment, specifically in its assumption that its shareholders will approve an increase to GM's shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM's agreement; that in LAC North America's determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM (Note 9).

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of LAC's share price.

Commencement of Development of Thacker Pass

LAC North America determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study (the "Thacker Pass Feasibility Study") on January 31, 2023, the receipt of the favorable ruling from the US District Court, District of Nevada ("Federal Court") for the issuance of the Record of Decision ("ROD"), and the receipt of notice to proceed from the Bureau of Land Management ("BLM") on February 7, 2023.  LAC North America entered into an engineering, procurement and construction management ("EPCM") agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the capitalized costs of Thacker Pass from exploration and evaluation assets were transferred to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, LAC North America completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs is calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

New IFRS Pronouncements

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants.

These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on these carve-out interim financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023. These amendments did not impact these carve-out interim financial statements.

4. CASH AND CASH EQUIVALENTS

	March 31, 2023	December 31, 2022
	$	$
Cash and cash equivalents	308,537	636
	308,537	636

Cash and cash equivalents include the remaining net proceeds of the Tranche 1 Investment.

5. INVESTMENT IN GREEN TECHNOLOGY METALS

On April 28, 2022, LAC North America entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1) ("Green Technology Metals"), a North American focused lithium exploration and development company with hard rock spodumene assets in north-western Ontario, Canada, in a private placement for total consideration of $10,000.

As at March 31, 2023, LAC North America holds approximately 13,301 common shares of Green Technology Metals with a fair value of $6,637 determined based on the market price of Green Technology Metals' shares as of such date. A loss on change in fair value of Green Technology Metals Shares of $814 was recognized in the statements of comprehensive loss for the three months ended March 31, 2023.

6. INVESTMENT IN ASCEND ELEMENTS

On July 18, 2022, LAC North America made a $5,000 investment in Ascend Elements, Inc. ("Ascend Elements"), a private US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares. Holders of these shares have a right to a dividend at a rate of 8% per annum of the issue price (only if and when declared by the board of Ascend Elements), preferential rights upon liquidation, a right to convert preferred shares to common shares and other customary preferences.

As at March 31, 2023, LAC North America holds approximately 806 series C-1 preferred shares of Ascend Elements with an estimated fair value of $5,000.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7. PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass Project	Equipment and machinery	Other[1]	Total
	$	$	$	$
Cost
As at December 31, 2021	-	1,317	3,340	4,657
Additions	-	1,265	897	2,162
As at December 31, 2022	-	2,582	4,237	6,819
Transfers from E&E (Note 8)	9,514	-	-	9,514
Additions	16,168	16	124	16,308
As at March 31, 2023	25,682	2,598	4,361	32,641

	Thacker Pass Project	Equipment and machinery	Other[1]	Total
	$	$	$	$
Accumulated depreciation
As at December 31, 2021	-	814	549	1,363
Depreciation for the year	-	748	772	1,520
As at December 31, 2022	-	1,562	1,321	2,883
Depreciation for the period	-	145	213	358
As at March 31, 2023	-	1,707	1,534	3,241

	Thacker Pass Project	Equipment and machinery	Other[1]	Total
		$	$	$
Net book value
As at December 31, 2021	-	503	2,791	3,294
As at December 31, 2022	-	1,020	2,916	3,936
As at March 31, 2023	25,682	891	2,827	29,400

1 The "Other" category includes right of use assets with a cost of $3,025 and $997 of accumulated depreciation as at March 31, 2023.

8. EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets relating to Thacker Pass and other projects were as follows:

$
Exploration and evaluation assets, as at December 31, 2021	5,747
Additions	4,120
Write off of non-Thacker Pass assets	(353)
Exploration and evaluation assets, as at December 31, 2022	9,514
Additions	-
Transfers to PP&E (Note 7)	(9,514)
Total exploration and evaluation assets, as at March 31, 2023	-

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8. EXPLORATION AND EVALUATION ASSETS (continued)

Upon commencement of development of Thacker Pass, the capitalized costs of Thacker Pass from exploration and evaluation assets were transferred to property, plant and equipment and LAC North America began to capitalize development costs starting February 1, 2023 (Note 3).

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, LAC North America completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

LAC North America has certain commitments for royalty and other payments to be made on Thacker Pass as set out below. These amounts will only be payable if LAC North America continues to hold the subject claims in the future and the royalties will only be incurred if LAC North America starts production from Thacker Pass.

  20% royalty on revenue solely in respect of uranium;
  8% gross revenue royalty on all claims up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. LAC North America has the option at any time to reduce the royalty to 1.75% upon payment of $22,000; and
  Option payment of $2,888 is payable in 2023 to purchase water rights.

9. AGREEMENTS WITH GENERAL MOTORS

On January 30, 2023, LAC North America entered into an agreement with GM, pursuant to which GM has agreed to make a $650,000 equity investment in two tranches. The proceeds from the Transaction are to be used for the construction and development of Thacker Pass. On February 16, 2023, the first tranche of $320,148 closed, resulting in GM's purchase of 15,002 common shares of Lithium Americas, with the funds presented as part of the net parent investment in LAC North America. In connection with the first tranche of GM's investment, Lithium Americas and GM also entered into (a) a warrant certificate and a subscription agreement ("GM Tranche 2 Agreements"), each in relation to a second tranche investment of up to $330,000; (b) an offtake agreement to supply GM with lithium carbonate production from Thacker Pass (the "Offtake Agreement"); and (c) an investor rights agreement.

            GM Tranche 2 Agreements

Pursuant to the GM Tranche 2 Agreements, upon Separation, the GM Tranche 2 Agreements are terminated and replaced by corresponding agreements between New LAC and GM.  The second tranche investment will be implemented either through the exercise of the warrants or a purchase of common shares under the subscription agreement (or replacement New LAC agreements), which would result in the automatic termination of the warrants.

In accordance with the warrant certificate, GM may acquire 11,891 common shares of Lithium Americas at $27.74 per share for an aggregate purchase price of $329,852. The warrants expire in February 2026, except as described below.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9. AGREEMENTS WITH GENERAL MOTORS (continued)

Unless terminated earlier, the warrant is exercisable if the contemplated separation of the Argentine and US businesses has not occurred prior to December 31, 2023, Lithium Americas announces separation will not occur, or there has been a change of control of Lithium Americas.

Under the second tranche subscription agreement which expires in August 2024, GM will purchase common shares of Lithium Americas subject to the satisfaction of certain conditions precedent, including the condition that LAC North America secures sufficient funding to complete the development of Phase 1 for Thacker Pass ("the Funding Condition"). The subscription agreement calls for an aggregate purchase price of up to $330,000, with the number of shares to be determined using a conversion price equal to the lower of (a) the 5-day volume weighted average share price (which becomes fixed upon notice that the Funding Condition has been met) and (b) $27.74 per share, subject to approval by Lithium Americas' shareholders.

Pursuant to the GM Tranche 2 Agreements, GM's investment is limited to 19.9% of Lithium Americas' common shares. Lithium Americas is required to seek approval from its shareholders to (a) increase the maximum number of shares that can be held by GM, in which case the maximum will be 30% of issued and outstanding common shares; and (b) authorize the ceiling price of $27.74 per share in the subscription agreement. Upon approval of the ceiling price in the subscription agreement, the warrant is automatically terminated.

In the event Lithium Americas' contemplated separation of the Argentine and US businesses is completed before the closing of the second tranche, the warrants and the subscription agreement will be automatically cancelled for 1 common share each and, in their place, new warrant certificate and subscription agreements will be executed by New LAC.  The terms of New LAC warrant and subscription agreement will substantially mirror the agreements previously executed by Lithium Americas, subject to the shares and price being adjusted by New LAC value ratio, such that GM's second tranche investment of up to $330,000 will be made in New LAC.

The GM Tranche 2 Agreements are treated as a single combined derivative since the Agreements may result in the issuance of a variable number of shares for the fixed subscription price, initially measured at fair value and subsequently carried at fair value through profit and loss.

LAC North America recorded the GM Tranche 2 Agreements derivative at a fair value of $33,194 and the net proceeds of Tranche 1 investment as a contribution from Parent. Financial advisory fees of approximately $16,803 and other transaction costs of $174 were accrued or paid in connection with the closing of the first tranche. The $1,760 portion of the transaction costs related to the GM Tranche 2 Agreements derivative were expensed. Transactions costs of $15,217 attributable to the GM Tranche 1 proceeds were recorded in the net parent investment. Financial advisory fees of $6,227 will become payable upon completion of the closing of the second tranche of GM's investment.

Changes in the value of the GM Tranche 2 Agreements are summarized below:

$
GM derivative liability
On initial recognition as of January 30, 2023	(33,194)
Gain on change in fair value	9,060
As of March 31, 2023	(24,134)

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9. AGREEMENTS WITH GENERAL MOTORS (continued)

The fair value of the derivative as of January 30, 2023 was determined using Monte Carlo simulation, with the following inputs: volatility of 58.34%, share price of $21.99, a risk-free rate of 4.77%, and an expected dividend of 0%. The fair value of the derivative as of March 31, 2023 was estimated with the following inputs: volatility of 56.32%, LAC's share price of $21.76, a risk-free rate of 4.49%, and an expected dividend of 0%. A gain on change in the fair value of the derivative for the period from issuance to March 31, 2023 of $9,060 was recognized in the statement of comprehensive loss.

Valuation of the derivative is sensitive to changes in Lithium Americas' (and, following Separation, New LAC's) share price and the assumed volatility of common shares. The gain was driven by changes in the underlying valuation assumptions, including the decrease as at March 31, 2023 compared to January 30, 2023, of Lithium Americas' market share price from $21.99 to $21.76, a decrease in volatility assumption from 58.34% to 56.32%, and a decrease in risk-free rate from 4.77% to 4.49%. A reduction/increase of Lithium Americas' share price by 10% would result in a corresponding reduction/increase of the derivative value by 40% and 46% respectively. A reduction/increase of the volatility assumption by 10% would result in a corresponding reduction/increase of the derivative value by 32% and 35% respectively.

Offtake Agreement

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM's option and other limited extensions. LAC North America has also granted GM a right of first refusal on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the second tranche of GM's investment and may be reduced proportionately in certain circumstances if GM's remaining investment is less than $330,000.

10. LOAN FROM PARENT

	March 31, 2023	December 31, 2022
	$	$
Loan from Parent
Loan from Parent	44,458	43,572
	44,458	43,572

LAC North America entered into a line of credit agreement with Lithium Americas dated effective January 1, 2020, for funding of Thacker Pass expenditures. The line of credit is for $40,000 in total and each drawdown has a maturity of December 31, 2023, and an interest rate of 9% per annum. As at March 31, 2023, LAC North America had drawn $40,000 from the loan from Parent. Interest accrued on the loan as at March 31, 2023 was $4,458.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11. OTHER LIABILITIES

	March 31, 2023	December 31, 2022
	$	$
Other liabilities
Lease liabilities	1,427	1,618
Mining contractor liability	3,547	5,950
	4,974	7,568

During Q2 2019, LAC North America entered into a mining design, consulting and mining operations agreement with a mining contractor for its Thacker Pass project which included a financing component. In accordance with the agreement, LAC North America received $3,500 from the mining contractor in seven consecutive equal quarterly instalments, with $1,500 received in 2019 and $2,000 received in 2020. These amounts are included in the mining contractor liability balance.

LAC North America will pay a success fee to the mining contractor of $4,675 upon achieving certain commercial mining milestones or repay the $3,500 advance without interest if such commercial mining milestones are not met.

12. EQUITY COMPENSATION

Equity Incentive Plan

LAC North America's employees participate in Lithium Americas' equity incentive plan ("Plan") in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Lithium Americas' board of directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase Lithium Americas common shares ("Stock Options"); and (2) awarded deferred share units ("DSUs") restricted share units ("RSUs") and performance share units ("PSUs") that, subject to a recipient's deferral right in accordance with the Income Tax Act (Canada), convert automatically into Lithium Americas' common shares upon vesting.

The exercise price of each stock option is based on the fair market price of Lithium Americas common shares at the time of the grant. Stock options are granted for a maximum term of five years.

Restricted Share Units

During the three months ended March 31, 2023, Lithium Americas granted 142 (2022 - 96) RSUs to Lithium Nevada Corp. ("Lithium Nevada") employees and consultants. The total estimated fair value of the RSUs was $3,588 (2022 - $2,300) based on the market value of Lithium Americas' shares on the grant date.

As at March 31, 2023, there was $3,173 (2022 - $1,326) of total unamortized compensation cost relating to unvested RSUs. During the three months ended March 31, 2023, stock-based compensation expense related to RSUs of $70 was charged to operating expenses (2022 - $255).

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12. EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

	Number of RSUs	Weighted average FMV price per share, (US$)
Balance, RSUs outstanding as at December 31, 2021	310	6.02
Converted into shares	(80)	(12.56)
Granted	101	23.95
Forfeited	(1)	(12.91)
Balance, RSUs outstanding as at December 31, 2022	330	10.01
Converted into shares	(2)	(27.11)
Granted	142	25.27
Balance, RSUs outstanding as at March 31, 2023	470	14.23

Stock Options

No stock options were granted by Lithium Americas to Lithium Nevada employees during the three months ended March 31, 2023, and 2022. A summary of changes to outstanding stock options is as follows:

	Number of Options	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2021	340	7.30
Exercised	(220)	(6.76)
Balance, stock options outstanding as at December 31, 2022	120	8.30
Exercised	(120)	(8.30)
Balance, stock options outstanding as at March 31, 2023	-	-

The weighted average Lithium Americas share price at the time of exercise of options during the three months ended March 31, 2023, was CDN$32.15 (2022 - CDN$40.62).

During the three months ended March 31, 2023, stock-based compensation expense related to stock options of $Nil was charged to operating expenses (2022 - $Nil).

Performance Share Units

16 PSUs were granted by Lithium Americas to Lithium Nevada employees during the three months ended March 31, 2023 (2022 - 5). As at March 31, 2023, there was $724 of total unamortized compensation cost relating to unvested PSUs (2022 - $206). During the three months ended March 31, 2023, equity compensation expense related to PSUs of $27 was charged to operating expenses (2022 - $45).

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12. EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding PSUs is as follows:

	Number of PSUs	Weighted average FMV price per share, ($)
Balance, PSUs outstanding as at December 31, 2021	113	7.31
Granted	5	41.99
Balance, PSUs outstanding as at December 31, 2022	118	8.79
Granted	16	38.84
Balance, PSUs outstanding as at March 31, 2023	134	12.38

13. RELATED PARTY TRANSACTIONS

LAC North America entered into the following transactions with related parties:

Funding from Parent company

As described in Note 2, LAC North America is funded via a loan from Lithium Americas (recorded within liabilities (Note 10)) or capital contributions (recorded within net Parent investment in equity). The net Parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented.

Allocation of Parent company costs

Certain costs related to LAC North America incurred by the Parent company, Lithium Americas, are allocated to LAC North America and presented as general and administrative expenditures in the carve-out statement of comprehensive loss (Note 2).

14. SEGMENTED INFORMATION

LAC North America operates in one operating segment and one geographical area. Thacker Pass was in the exploration and evaluation phase and transferred to the development stage effective February 1, 2023. Substantially all the assets and the liabilities of LAC North America relate to Thacker Pass.

15. FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the carve-out statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 - Inputs for assets and liabilities that are not based on observable market data.

LAC NORTH AMERICA
NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15. FINANCIAL INSTRUMENTS (continued)

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Common shares and preferred shares acquired as part of the Green Technology Metals and Ascend Elements investments respectively, and the GM Tranche 2 Agreements derivative are measured at fair value on the statement of financial position on a recurring basis.

Cash and cash equivalents, receivables, and loan from Parent are measured at amortized cost on the carve-out statement of financial position. As at March 31, 2023, the fair value of financial instruments measured at amortized cost approximates their carrying value. Green Technology Metals shares are classified at level 1 of the fair value hierarchy (Note 5), the GM Tranche 2 Agreements derivative (Note 9) is classified at level 2 of the fair value hierarchy and Ascend Elements preference shares are classified at level 3 of the fair value hierarchy (Note 6).

LAC North America manages risks to minimize potential losses. The main objective of LAC North America's risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks which impact LAC North America's financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. Financial instruments that potentially subject LAC North America to a concentration of credit risk consist primarily of cash and cash equivalents and receivables. LAC North America's maximum exposure to credit risk for cash and receivables is the amount disclosed in the consolidated statements of financial position. Exposure to credit loss is limited by placing cash and cash equivalents (including the Tranche 1 Investment proceeds) with Canadian and US chartered banks with expected credit losses estimated to be de minimis.

Liquidity Risk

Liquidity risk is the risk that LAC North America will not be able to meet its financial obligations as they fall due. LAC North America's approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. LAC North America prepares annual budgets, which are regularly monitored and updated as considered necessary. As at March 31, 2023, LAC North America had a cash and cash equivalents of $308,537 to settle current liabilities of $94,224 (Note 1). Current liabilities include the GM Trance 2 Agreements derivative which will be settled in shares.

16. SUBSEQUENT EVENT

a) On May 15, 2023, LAC's board of directors unanimously approved the execution of an arrangement agreement providing for the reorganization of LAC that will result in the separation of its North American and Argentine business units into two independent public companies. Completion of the Separation is subject to customary conditions and approvals, including the receipt of the Canada Revenue Agency ruling, all required third party approvals, court, tax, stock exchange (including the listing New LAC's common shares on the TSX and the NYSE) and regulatory approvals and shareholder approval.

LAC NORTH AMERICA

CARVE-OUT INTERIM FINANCIAL STATEMENTS

MARCH 31, 2023

(Expressed in US Dollars)

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Expressed in US dollars, unless stated otherwise)

BACKGROUND

This Management's Discussion and Analysis ("MD&A") of the North American Division of Lithium Americas Corp. ("LAC North America"), prepared as of June 16, 2023, should be read in conjunction with LAC North America's unaudited carve-out interim financial statements and the notes thereto for three months ended March 31, 2023 ("Q1 2023 carve-out financial statements"), the audited carve-out financial statements and notes thereto for the year ended December 31, 2022 ("2022 annual carve-out financial statements") and the management's discussion and analysis for the year ended December 31, 2022 ("2022 MD&A"). Refer to Notes 2 and 3 of the 2022 annual carve-out financial statements for disclosure of LAC North America's significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. This MD&A contains "forward-looking statements," and readers should read the cautionary note contained in the section entitled "Forward-Looking Statements" of this MD&A regarding such forward-looking statements.

OUR BUSINESS

LAC North America represents those North American assets and investments owned directly and indirectly by Lithium Americas Corp. ("Lithium Americas," "LAC" or the "Parent") that are to be separated from the existing group and spun out to shareholders in conjunction with a proposed reorganization, as discussed below. LAC North America's principal asset is the Thacker Pass project, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada ("Thacker Pass"), which is in the development stage as of the date of this MD&A. LAC North America's assets will also include minority investment ownership interest in the shares of Green Technology Metals Limited ("Green Technology Metals"), a North American focused lithium exploration and development company in Canada and Ascend Elements Inc. ("Ascend Elements"), a private US based lithium-ion battery recycling and engineered material company.

As of the date of this MD&A, LAC North America commenced construction at Thacker Pass and entered into strategic agreements with General Motors Holdings LLC ("GM") with respect to a $650 million equity investment to finance construction of Phase 1 of Thacker Pass (the "Transaction"). On February 16, 2023, the $320 million first tranche investment of the Transaction ("Tranche 1 Investment") closed with the subscription by GM for 15,002,243 subscription receipts of Lithium Americas which were automatically converted into 15,002,243 units comprising an aggregate of 15,002,243 common shares and 11,890,848 warrants of Lithium Americas for $21.34 per unit, upon which LAC North America and GM entered into an offtake agreement to supply GM with lithium carbonate production from Thacker Pass and an investor rights agreement. Closing of the $330 million second tranche investment remains subject to shareholder approval, regulatory approvals, and other closing conditions. The Transaction including the Tranche 1 Investment proceeds have been accounted for as a transaction of LAC North America. See sections "Project Progress" and "Liquidity Outlook" for further details.

PROPOSED REORGANIZATION

On January 23, 2023, 1397468 B.C. Ltd. ("New LAC") was incorporated under the laws of British Columbia for the purpose of transferring the ownership of LAC North America from Lithium Americas to Lithium Americas shareholders, on a pro-rata basis, pursuant to a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Separation"). Upon consummation of the Separation, New LAC will be re-named "Lithium Americas Corp."

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement entered between Lithium Americas and New LAC (the "Arrangement"). Under the Arrangement, Lithium Americas will, among other things, contribute its interest in Thacker Pass, Lithium Americas' investment in Green Technology Metals and Ascend Elements, certain intellectual property rights, its receivable or loan to LAC North America, and a certain amount of cash to New LAC and New LAC will distribute its common shares to shareholders of Lithium Americas in a series of share exchanges.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Expressed in US dollars, unless stated otherwise)

The Separation will be pro rata to the shareholders of Lithium Americas, so that such holders will maintain the same proportionate interest in Lithium Americas and in New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation and successful listing of the common shares of New LAC on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE"), New LAC and Lithium Americas will be independent publicly traded companies. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE. New LAC's head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

PROJECT PROGRESS

Thacker Pass, Nevada, USA

DOE Loan Application and Financing Process

In February 2023, LAC North America received a Letter of Substantial Completion from the U.S. Department of Energy ("DOE") Loans Program Office confirming that its application for the DOE's Advanced Technology Vehicles Manufacturing Loan Program ("ATVM Loan Program") contains all the information necessary to commence confirmatory due diligence and term sheet negotiation.

The Letter of Substantial Completion follows LAC North America's April 2022 application for the DOE ATVM Loan Program. If LAC North America is offered a loan by the DOE, it expects funding from the ATVM Loan Program to provide up to 75% of Thacker Pass' total capital costs for construction for Phase 1. Relevant development costs incurred at Thacker Pass may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023. DOE's invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE's determination whether to proceed.

General Motors

On January 30, 2023, LAC North America entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in two tranches. The investment from GM is to support LAC North America by creating the foundation for an independent U.S. business focused on Thacker Pass and a North American lithium supply chain.

On February 16, 2023, the Tranche 1 Investment of $320 million closed with GM's purchase of 15 million common shares of Lithium Americas at $21.34 per share, upon which LAC North America and GM entered into an offtake agreement (the "Offtake Agreement") whereby GM receives exclusive access to Phase 1 production through a binding supply agreement and a Right of First Offer on Phase 2 production. The second tranche of $330 million is contemplated to be invested into LAC North America following the Separation and other conditions being achieved.

With the combination of expected funding from the ATVM Loan Program, GM's $650 million equity investment and cash that will be allocated from the Parent to New LAC, LAC North America expects to secure the necessary funding to substantially de-risk Thacker Pass Phase 1 construction.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Expressed in US dollars, unless stated otherwise)

Construction Update

On March 2, 2023, LAC North America announced the start of construction activities at Thacker Pass following receipt of notice to proceed from the Bureau of Land Management ("BLM"). A contractor from Elko, Nevada was mobilized to the site and is progressing early works including site preparation, geotechnical drilling, water pipelines, construction ponds, site fencing, access roads and associated infrastructure. Contracts for major earthworks have been awarded with activities expected to commence in the second half of 2023.

Thacker Pass is expected to create over 1,000 jobs during construction and 500 jobs during operations. Phase 1 production is targeted to commence in the second half of 2026.

SELECTED FINANCIAL INFORMATION

Results of Operations - Net Loss Analysis

Three Months Ended March 31, 2023 versus Three Months Ended March 31, 2022

The following table summarizes the results of operations for the three months ended March 31, 2023 ("Q1 2023") versus the three months ended March 31, 2022 ("Q1 2022"):

Financial results	Three Months Ended March 31,		Change
(in US$ million)	2023	2022
	$	$	$
EXPENSES
Exploration expenditures
Engineering	0.8	5.8	(5.0)
Consulting, salaries and other compensation	2.5	2.3	0.2
Permitting, environmental and claim fees	0.2	0.8	(0.6)
Field supplies and other	0.0	0.2	(0.2)
Depreciation	0.2	0.2	0.0
Drilling and geological expenses	0.1	0.3	(0.2)
	3.8	9.6	(5.8)
General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation	1.0	1.0	0.0
Office and administration	0.4	0.4	0.0
Professional fees	0.1	0.3	(0.2)
Investor relations, regulatory fees and travel	0.3	0.1	0.2
	1.8	1.8	0.0
	5.6	11.4	(5.8)

OTHER ITEMS
Transaction costs	4.0	-	4.0
Gain on change in fair value of GM transaction derivative liability	(9.1)	-	(9.1)
Loss on change in fair value of Green Technology Metals' shares	0.8	-	0.8
Finance cost	0.4	1.0	(0.6)
Finance income	(0.0)	(0.0)	0.0
	(3.9)	1.0	(4.9)

NET LOSS	1.7	12.4	(10.7)

Lower net loss in Q1 2023 versus Q1 2022 is primarily attributable to:

  a decrease in exploration expenditures related to commencement of construction of Thacker Pass and capitalization of majority of the project costs starting February 1, 2023; and

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Expressed in US dollars, unless stated otherwise)
  gain on change in fair value of the derivative liability with respect to a warrant agreement and a subscription agreement with GM ("GM Tranche 2 Agreements") of $9.1 million driven primarily by a decrease in market value of LAC's shares and volatility assumptions in Q1 2023.

Lower net loss was partially offset by:

  transaction costs incurred in Q1 2023 associated with the evaluation of the Separation, and General Motors investment; and

  a loss on change in fair value of investment in Green Technology Metals.

Expenses

Exploration and evaluation expenditures for Q1 2023 of $3.8 million (2022 - $9.6 million) include primarily expenditures related to permitting, engineering and feasibility study-related preparation costs for Thacker Pass. The decrease in expenditures is related to commencement of construction of Thacker Pass and capitalization of a majority of the project costs from February 1, 2023.

General and administrative expenses during Q1 2023 were $1.8 million (2022 - $1.8 million) and include the allocation of corporate costs.

Other Items

Gain on change in fair value of the GM Tranche 2 Agreements derivative liability for Q1 2023 of $9.1 million (2022 - $Nil) was driven by changes in the underlying valuation assumptions, including the decrease as at March 31, 2023, compared to January 30, 2023, of LAC's market share price from $21.99 to $21.76, a decrease in volatility assumption from 58.34% to 56.32%, and a decrease in risk-free rate from 4.77% to 4.49%.

Transaction costs for Q1 2023 of $4.0 million (2022 - $Nil) relate to transaction costs associated with the evaluation of the Separation, and General Motors investment. Loss on change in fair value of investment in Green Technology Metals for Q1 2023 of $0.8 million (2022 - $Nil). Finance costs for Q1 2023 were $0.4 million (2022 - $1.0 million) which mainly includes an interest expense on the loan from Parent.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Three Months Ended March 31,
(in US$ million)	2023	2022
	$	$
Cash used in operating activities	(18.4)	(12.5)
Cash used in investing activities	(9.9)	(0.7)
Cash provided by financing activities	336.2	14.5
Change in cash and cash equivalents	307.9	1.3
Cash and cash equivalents - beginning of the period	0.6	0.9
Cash and cash equivalents - end of the period	308.5	2.2

As at March 31, 2023, LAC North America had cash and cash equivalents of $308.5 million (2022 - $2.2 million) which includes the remaining net proceeds of the Tranche 1 Investment.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Expressed in US dollars, unless stated otherwise)

Liquidity Outlook

On January 30, 2023, LAC North America entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in two tranches. Proceeds from the investment, including from GM Tranche 1 Investment of approximately $320 million which closed on February 16, 2023, will be used for the construction and development of Thacker Pass. The GM Tranche 2 is contemplated to be invested into LAC North America following the Separation and other conditions being achieved.

LAC North America continues to advance its formal application under the ATVM Loan Program submitted in April 2022 to the DOE for partial funding of Thacker Pass project development. Further to the Letter of Substantial Completion received from the DOE, LAC North America is proceeding with the confirmatory due diligence and term sheet negotiations process. The ATVM Loan Program is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and components used in those vehicles. If LAC North America is offered a loan by the DOE, it expects funding from the ATVM Loan Program to provide up to 75% of the Thacker Pass project's capital costs for construction of Phase 1. DOE's invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE's determination whether to proceed.

With the combination of expected funding from the ATVM Loan Program, GM's $650 million equity investment and cash that will be allocated from the Parent to New LAC, LAC North America expects to secure the necessary funding to substantially de-risk Thacker Pass Phase 1 construction. For a discussion of the funding of New LAC from Parent pursuant to the Separation, see "Schedule "H" - Information Concerning NEW LAC Post-Arrangement" of the Circular under "Summary Historical and Pro Forma Consolidated Financial Information".

Over the long-term, LAC North America expects to meet its obligations and fund the development of Thacker Pass through its financing plans described above; however, due to the conditions associated with such financing, there can be no assurance that LAC North America will successfully complete all of its contemplated financing plans. Except as disclosed, LAC North America does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. LAC North America does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the three months ended March 31, 2023 was $18.4 million (2022 - $12.5 million). The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during the three months ended March 31, 2023 was $9.9 million (2022 - $0.7 million). During three months ended March 31, 2023, LAC North America spent $9.9 million on additions to PP&E including construction costs related to Thacker Pass.

Financing Activities

Funding from the Parent

LAC North America is funded via a loan from Lithium Americas (recorded within liabilities) or capital contributions (recorded within net parent investment in equity). The net parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented. The net parent investment from Lithium Americas funds during the three months ended March 31, 2023 was $16.4 million (2022 - $14.5 million).

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Expressed in US dollars, unless stated otherwise)

General Motors Investment

On January 30, 2023, LAC North America entered into an agreement with GM, pursuant to which GM has agreed to make a $650 million investment in Lithium Americas, the proceeds of which are to be used for the construction and development of Thacker Pass. On February 16, 2023, the first tranche of $320 million was closed, resulting in GM's purchase of 15 million common shares of LAC and the gross proceeds released from escrow. The second tranche of $330 million is contemplated to be invested into LAC North America following the Separation and other conditions being achieved.

RELATED PARTY TRANSACTIONS

Funding from Parent

LAC North America is funded via loans from Lithium Americas (recorded within liabilities) or capital contributions (recorded within net parent investment in equity). The net parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented.

Allocation of Parent Costs

Certain costs related to LAC North America incurred by the parent company, Lithium Americas, are allocated to LAC North America and presented as general and administrative expenditures in the carve-out statement of comprehensive loss. Allocated costs for Q1 2023, totaled $1.8 million (2022 - $1.8 million).

General and Administrative (allocation of corporate costs)	Three Months Ended March 31,		Change
(in US$ million)	2023	2022
	$	$	$
Salaries, benefits and other compensation	1.0	1.0	0.0
Office and administration	0.4	0.4	0.0
Professional fees	0.1	0.3	(0.2)
Investor relations, regulatory fees and travel	0.3	0.1	0.2
Total	1.8	1.8	0.0

CONTRACTUAL OBLIGATIONS

As at March 31, 2023, LAC had the following contractual obligations (undiscounted):

(in US$ million)	2023	2024	2025 and later	Total
	$	$	$	$
Accounts payable and accrued liabilities	24.9	-	-	24.9
Obligations under office leases¹	0.6	0.8	1.0	2.4
Other obligations¹	0.1	8.2	-	8.3
Loans from Parent	44.4	-	-	44.4
Total	70.0	9.0	1.0	80.0

¹Include principal and interest/finance charges.

LAC North America's commitments including royalties, and option payments are disclosed in Note 8 of Q1 2023 carve-out financial statements, most of which will be incurred in the future if LAC North America starts production from Thacker Pass.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Expressed in US dollars, unless stated otherwise)

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when LAC North America becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and LAC North America has transferred substantially all risks and rewards of ownership.

All of LAC North America's financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the shares acquired as part of the investment in Green Technology Metals, Ascend Elements and the GM Tranche 2 Agreements derivative liability which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. LAC North America's intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

LAC North America assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning that arose to date as a result of exploration activities is $0.5 million for Thacker Pass, as at March 31, 2023. LAC North America has a $1.7 million reclamation bond to the BLM that was guaranteed by a third-party insurance company. The current approved reclamation cost estimate for the October 15, 2021 Thacker Pass plan of operations is $47.6 million, reflecting the full build out of the project. Financial assurance of $13.7 million was placed with the BLM in February 2023 prior to initiating construction with the remaining amount to be placed as construction activities progress.

ESTIMATION UNCERTAINTY AND ACCOUNTING POLICY JUDGMENTS

Please refer to LAC North America's 2022 annual carve-out financial statements, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure. The nature and amount of significant estimates and judgements made by management in applying LAC's accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the three months ended March 31, 2023, were substantially the same as those that management applied to 2022 annual carve-out financial statements, other than as described below.

Accounting for the Agreements with General Motors

LAC North America's accounting for the agreements with General Motors, involved judgment, specifically in its assumption that its shareholders will approve an increase to GM's shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM's agreement; that in LAC North America's determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM.

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of LAC's share price.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Expressed in US dollars, unless stated otherwise)

Commencement of Development of Thacker Pass

LAC North America determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study (the "Thacker Pass Feasibility Study") on January 31, 2023, the receipt of the favorable ruling from the US District Court, District of Nevada ("Federal Court") for the issuance of the Record of Decision ("ROD"), and the receipt of notice to proceed from BLM on February 7, 2023.  LAC North America entered into the engineering, procurement and construction management ("EPCM") agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the capitalized costs of Thacker Pass from exploration and evaluation assets were transferred to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, LAC North America completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs is calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

NEW IFRS PRONOUNCEMENTS

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on Q1 2023 carve-out financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023. These amendments did not impact the Q1 2023 carve-out financial statements.

LAC NORTH AMERICA MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023 (Expressed in US dollars, unless stated otherwise)

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or LAC North America's future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward looking information generally can be identified by the use of words such as "seek," "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "propose," "potential," "targeting," "intend," "could," "might," "should," "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters: statements under "Liquidity Outlook", development of the Thacker Pass Project; expectations regarding accessing funding from the ATVM Loan Program, including the expected amount, timing and outcome of the loan application; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project, including current lawsuits involving the Record of Decision for the project, and the transfer application for certain water rights for the project; successful development of the Thacker Pass Project, the expected timetable for completing Tranche 2 of the GM Transaction; the ability to complete Tranche 2 of the GM Transaction on the terms and timeline anticipated, or at all; the receipt of shareholder and required stock exchange and regulatory approvals, authorizations and court rulings, and the securing of sufficient funding to complete the development of Phase 1 of the Thacker Pass Project, required for Tranche 2 of the GM Transaction; the expected benefits of the GM Transaction; the expected timetable for completing the Separation (including timing of advance tax rulings from the CRA and the IRS in connection with same); the ability of the Company to complete the Separation on the terms and timeline anticipated, or at all; the receipt of Board of Directors, shareholder and required third party, court, tax, stock exchange and regulatory approvals required for the Separation (including obtaining a CRA and an IRS advance income tax ruling in respect thereof); the expected holdings and assets of the entities resulting from the Separation.  Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the LAC North America's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Although LAC North America believes that the assumptions and expectations reflected in such forward-looking information are reasonable, LAC North America can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. LAC North America's actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and in LAC's latest annual information form ("AIF") and its management information circular dated June 16, 2023 ("Circular") available on SEDAR. All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the LAC's latest AIF and the Circular. Such risk factors are not exhaustive. LAC North America does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement.

SCHEDULE "L"
UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF NEW LAC
FOR THE PERIOD ENDED MARCH 31, 2023

1397468 B.C. LTD.

(to be renamed Lithium Americas Corp.)

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2023

(Expressed in thousands of United States Dollars)

(Unaudited)

1397468 B.C. Ltd. (to be renamed Lithium Americas Corp.)
Pro Forma Condensed Consolidated Statement of Financial Position
As at March 31, 2023
(Unaudited)
(Expressed in thousands of United States dollars)

	LAC North America Note 2(a)(i)	1397468 B.C. Ltd Note 2(a)(ii)	Pro Forma Adjustments Note 4		New LAC Pro Forma Notes 1 and 2
	$	$	$		$
Current assets
Cash and cash equivalents	308,537	-	75,000	(a)	383,537
Accounts receivable	38	-	-		38
Prepaids	2,152	-	-		2,152
	310,727	-	75,000		385,727
Non-current assets
Property, plant and equipment	29,400	-	(581)	(b)	28,819
Investment in Green Technology Metals	6,637	-	-		6,637
Investment in Ascend Elements	5,000	-	-		5,000
	41,037	-	(581)		40,456
Total assets	351,764	-	74,419		426,183

Current liabilities
Accounts payable and accrued liabilities	24,896	-	-		24,896
Current portion of long-term liabilities	736	-	-		736
GM transaction derivative liability	24,134	-	-		24,134
Loan from parent	44,458	-	(44,458)	(b)	-
	94,224	-	(44,458)		49,766
Long-term liabilities
Long-term borrowing	4,974	-	-		4,974
Reclamation and remediation costs	478	-	-		478
	5,452	-	-		5,452
Total liabilities	99,676	-	(44,458)		55,218

Equity
Net parent investment	514,231		(514,231)	(c)	-
Share capital	-	-	634,680	(d), (e)	634,680
Deficit	(262,143)	-	(1,572)	(e)	(263,715)
Total shareholders' equity	252,088	-	118,877		370,965

Total liabilities and shareholders' equity	351,764	-	74,419		426,183

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

1397468 B.C. Ltd. (to be renamed to Lithium Americas Corp.)
Pro Forma Condensed Consolidated Statement of Comprehensive Loss
For the year ended December 31, 2022
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts; shares in thousands)

	LAC North America Note 2(b)(i) $	1397468 B.C. Ltd Note 2(b)(ii) $	Pro Forma Adjustments Note 4 $		New LAC Pro Forma Notes (1) and (2)(b) $
Expenses
Exploration expenditures
Engineering	27,928	-	-		27,928
Consulting, salaries and other compensation	13,195	-	-		13,195
Permitting, environmental and claim fees	3,285	-	-		3,285
Field supplies and other	1,592	-	-		1,592
Depreciation	1,520	-	-		1,520
Drilling and geological expenses	2,110	-	-		2,110
	49,630	-	-		49,630

General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation	5,166	-	1,572	(e)	6,738
Office and administration	1,790	-	-		1,790
Professional fees	3,426	-	-		3,426
Investor relations, regulatory fees and travel	845	-	-		845
	11,227	-	1,572		12,799
	60,857	-	1,572		62,429

Other items
Loss on change in fair value of Green Technology Metals' shares	2,564	-	-		2,564
Write offs of non-Thanker Pass assets	353	-	-		353
Other loss (income)	(15)	-	-		(15)
Finance cost	4,039	-	(3,572)	(b)	467
	6,941	-	(3,572)		3,369
NET LOSS FROM CONTINUING OPERATIONS	67,798	-	(2,000)		65,798

BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS					0.49
Weighted average number of common shares outstanding, basic and diluted					133,746

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

1397468 B.C. Ltd. (to be renamed Lithium Americas Corp.)
Pro Forma Condensed Consolidated Statement of Comprehensive Loss
For three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, except per share amounts; shares in thousands)

	LAC North America Note 2(c)(i) $	1397468 B.C. Ltd Note 2(c)(ii) $	Pro Forma Adjustments Note 4 $		New LAC Pro Forma Notes (1) and (2)(c) $
Expenses
Exploration expenditures
Engineering	782	-	-		782
Consulting, salaries and other compensation	2,503	-	-		2,503
Permitting, environmental and claim fees	268	-	-		268
Field supplies and other	14	-	-		14
Depreciation	196	-	-		196
Drilling and geological expenses	98	-	-		98
	3,861	-	-		3,861

General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation	1,011	-	-		1,011
Office and administration	370	-	-		370
Professional fees	57	-	-		57
Investor relations, regulatory fees and travel	275	-	-		275
	1,713	-	-		1,713
	5,574	-	-		5,574

Other items
Transaction costs	4,028	-	-		4,028
Gain on change in fair value of GM transaction derivative liability	(9,060)	-	-		(9,060)
Loss on change in fair value of Green Technology Metals' shares	814	-	-		814
Other loss (income)	(9)	-	-		(9)
Finance cost	370	-	(305)	(b)	65
	(3,857)	-	(305)		(4,162)
Net Loss and comprehensive loss	1,717	-	(305)		1,412

Basic and diluted loss per share					0.01
Weighted average number of common shares outstanding, basic and diluted					142,851
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

1397468 B.C. Ltd. (to be renamed Lithium Americas Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

1.  DESCRIPTION OF THE PLAN OF ARRANGEMENT

1397468 B.C. Ltd. ("New LAC") was incorporated on January 23, 2023 under the Business Corporations Act (British Columbia) for the purpose of consolidating the ownership of interests of Lithium Americas Corp ("LAC") in its North American assets, in anticipation of the separation of LAC into its two business units ("the Separation") as described below.

On May 15, 2023, the Board of Directors of LAC approved a proposed reorganization that will result in the separation of LAC's North American and Argentine business units into two independent public companies. The Separation will establish two stand-alone public companies that include:

● New LAC, a North America focused lithium company to be renamed "Lithium Americas Corp.", which will own the Thacker Pass lithium project in Humboldt County, Nevada and LAC's North American investments (collectively these assets constitute the carve-out business "LAC North America"); and

● an Argentina focused lithium company "Lithium Americas (Argentina) Corp." ("Lithium Argentina") owning LAC's current interest in its Argentine lithium assets, including the near-production Caucharí-Olaroz lithium brine project in Jujuy, Argentina.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia (the "Arrangement"). Under the Arrangement, LAC shareholders will retain their proportionate interest in shares of LAC, which would become Lithium Argentina and receive newly issued shares of New LAC in proportion to their then-current ownership of LAC.

Details of the Arrangement are described      in the accompanying management information circular (the "Information Circular").  The Arrangement is subject to a variety of conditions which include, among others and without limitation, approval of LAC shareholders of the Arrangement Resolution described in the Information Circular, regulatory and, court approvals, tax rulings and other customary closing conditions.

Following completion of all the steps involved in the Arrangement and described in detail elsewhere in the Information Circular:

● New LAC will hold all of LAC's prior interests in LAC North America and $75 million of cash to establish the working capital of New LAC (subject to adjustment by the Board of Directors of LAC if the Separation occurs subsequent to September 1, 2023);

● Each LAC shareholder will receive one common share of New LAC, along with one common share of Lithium Argentina, for each share of LAC held immediately prior to the Separation; and

● Holders of equity incentive compensation awards previously issued by LAC in the form of deferred share units ("DSUs"), restricted share units ("RSUs") and performance share units ("PSUs") will receive equity incentive awards of New LAC and Lithium Argentina, which will have substantially the same terms, subject to the economic adjustments and other necessary modifications as governed by the Arrangement, such that the total of the fair market value of the New LAC units and the fair market value of the Lithium Argentina units receivable by the holders, does not exceed the fair market value of the LAC units exchanged by such holder, as determined immediately before the exchange.

1397468 B.C. Ltd. (to be renamed Lithium Americas Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

To the extent recipients of New LAC DSUs or RSUs serve as directors or employees of New LAC upon Separation, generally these awards remain subject to the vesting conditions of the original LAC awards, while their DSUs or RSUs issued to such individuals by Lithium Argentina become immediately vested and are settled in shares.

To the extent recipients of New LAC DSUs or RSUs serve as directors or employees of Lithium Argentina rather than New LAC upon Separation, generally these awards will be subject to immediate vesting and settled in shares immediately upon completion, while DSUs or RSUs issued to such individuals by Lithium Argentina will be subject to the vesting conditions of the original LAC awards.

Awards issued by New LAC and Lithium Argentina in exchange for previously outstanding PSUs issued by LAC remain subject to the time-based vesting conditions of the original LAC awards and, upon the passage of the time-based vesting conditions, will be settled by the issuance of one common share, irrespective of the performance multiplier the LAC PSU was previously subject to. Notwithstanding the foregoing, New LAC and Lithium Argentina units that replace LAC PSUs that were fully vested and outstanding prior to the Separation may be settled by New LAC and/or Lithium Argentina, as applicable, in accordance with the performance multiplier applicable to the PSUs replaced.

All options outstanding as of January 1, 2022 have been exercised as of March 31, 2023.  As of the date of the Information Circular, no stock options remain outstanding.

These pro forma condensed consolidated financial statements assume the Separation does not constitute a Change of Control as defined in LAC's Amended and Restated Equity Incentive Plan in effect prior to the Separation and that shareholders approve the GM Transaction Resolutions (as defined in the Information Circular).

2. BASIS OF PRESENTATION

These unaudited pro forma condensed consolidated financial statements have been compiled for the purposes of inclusion in the Information Circular and assume that the conditions described under the Arrangement are met.  In addition, these pro forma financial statements assume all shareholders participate in the Separation transaction.

Upon completion of the Arrangement, New LAC's share structure will consist of common shares and Lithium Argentina will have no ownership in New LAC.

These unaudited pro forma condensed consolidated financial statements have been prepared from information derived from, and should be read in conjunction with, the following financial statements, each prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board as applicable to annual or interim financial statements:

(i) the unaudited carve-out interim financial statements of LAC North America as at and for the three months ended March 31, 2023;

(ii) the audited carve-out financial statements of LAC North America as at and for the year ended December 31, 2022; and

(iii) the audited financial statements of New LAC as at March 31, 2023 and for the period from incorporation on January 23, 2023 to March 31, 2023.

These unaudited pro forma condensed consolidated financial statements include:

1397468 B.C. Ltd. (to be renamed Lithium Americas Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

(a) An unaudited pro forma condensed consolidated statement of financial position as of March 31, 2023, combining:

(i) The unaudited carve-out statement of financial position of LAC North America as at March 31, 2023;

(ii) The audited statement of financial position of New LAC as at March 31, 2023; and

(iii) The adjustments described in Note 4.

This statement assumes that the Separation occurred on March 31, 2023.

(b) An unaudited pro forma condensed consolidated statement of comprehensive loss for the year  ended December 31, 2022, combining:

(i) The audited carve-out statement of comprehensive loss of LAC North America for the year ended December 31, 2022; and

(ii) The adjustments described in Note 4.

This statement assumes that the Separation occurred on January 1, 2022.

(c) An unaudited pro forma condensed consolidated statement of comprehensive loss for the three months ended March 31, 2023, combining:

(i) The unaudited carve-out statement of comprehensive loss of LAC North America for the three months ended March 31, 2023;

(ii) The audited statement of comprehensive loss of New LAC for the period from incorporation on January 23, 2023 to March 31, 2023; and

(iii) The adjustments described in Note 4.

This statement assumes that the Separation occurred on January 1, 2022.

These unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Separation been consummated on the dates indicated. Actual amounts recorded upon completion of the Separation will differ from those recorded in the unaudited pro forma condensed consolidated financial statements and such differences could be material.

Among other things, management has not presented any pro forma adjustments, including autonomous entity adjustments, related to any changes in the cost structure associated with maintaining an independent corporation function as a separate public company or the impact of a Transitional Services Agreement (as defined in the Information Circular) to be agreed between the parties prior to completion of the Separation. These unaudited pro forma condensed consolidated financial statements do not purport to be indicative of the future financial position or results of operations of New LAC as a result of the Separation.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed consolidated financial statements are set out in the audited carve-out financial statements of LAC North America as at and for the year ended December 31, 2022, the unaudited carve-out financial statements of LAC North America as at and for the three months ended March 31, 2023, and the audited financial statements of New LAC as at March 31, 2023 and for the period from incorporation on January 23, 2023 to March 31, 2023.

1397468 B.C. Ltd. (to be renamed Lithium Americas Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

These pro forma condensed consolidated financial statements assume New LAC will recognize the assets and liabilities of LAC North America at the historical carrying amounts in LAC's consolidated financial statements.

4.    PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect adjustments to give effect to the Separation as described in the Information Circular. Assumptions and transaction adjustments made are as follows:

a) To reflect the transfer of $75 million from LAC to New LAC pursuant to the Arrangement.  In the event the Separation takes effect later than September 1, 2023, the amount of cash to be transferred is subject to adjustment at the discretion of the LAC Board.

b) To reflect the transfer, pursuant to the Arrangement, to New LAC of LAC's receivable owing from a subsidiary of LAC North America, and to remove associated interest cost recognized by LAC North America, including amounts capitalized within property, plant and equipment.

c) To eliminate LAC North America's net parent investment.

d) To record the initial capital of New LAC, establishing share capital based on LAC's historical carrying value of net assets, net of the historical deficit. New LAC may consider further designation of equity reserves upon completion of the Separation.

e) To reflect the impact of accelerated vesting related to individuals who were employees of subsidiaries of LAC during the periods presented including:

(i) compensation expense as a result of the accelerated vesting of Lithium Argentina RSUs received by individuals employed by subsidiaries of LAC North America during the periods presented; and

(ii) the issuance of New LAC shares in settlement of New LAC RSUs received by individuals employed by subsidiaries associated with LAC's Argentina business as of and during the periods presented.  The New LAC RSUs of this group are accelerated and assumed to be immediately settled in shares at the time of the Separation.

At the time of the Separation, directors and employees of LAC (other than the subsidiary employees discussed above) will generally assume director or employment roles with only one of New LAC or Lithium Argentina.  Role changes of LAC directors and employees are not assumed to have retroactive effect.  Directors and employees of LAC are assumed to have served in a director or employee capacity with respect to New LAC and Lithium Argentina throughout the periods presented.    At the time of such future role changes, DSUs and RSUs held by these individuals will be subject to accelerated vesting, a portion of which will be attributed to New LAC. These unaudited pro forma condensed consolidated financial do not give effect to the acceleration of vesting or settlement of these instruments resulting from such role changes.  LAC's unrecognized compensation expense associated with LAC directors and employees at March 31, 2023 is $13,984.  Outstanding DSUs, RSUs and PSUs issued by LAC, as well as the corresponding units to be issued by New LAC and Lithium Argentina are disclosed in the Information Circular.

1397468 B.C. Ltd. (to be renamed Lithium Americas Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

5. PRO FORMA COMMON SHARES ISSUED AND OUTSTANDING

New LAC has authorized an unlimited number of common shares.

Pro forma common shares issued and outstanding after the Separation as at March 31, 2023 are as follows:

Common shares (000's)
Common shares issued on incorporation	-
Common shares issued pursuant to the Arrangement	151,063
Common shares issuable upon the assumed settlement of New LACRSUs received by individuals employed by subsidiaries of the Argentine business	63
Pro forma common shares issued and outstanding, March 31, 2023	151,126

The pro forma common shares issued and outstanding do not give effect to (i) additional shares issuable upon the acceleration or settlement of DSUs or RSUs that will arise in connection with future role changes of directors or employees of LAC or (ii) any voluntary settlement by New LAC or holders of vested awards.

6. PRO FORMA LOSS PER SHARE

Pro forma basic and diluted loss per share for the year ended December 31, 2022 and the three months ended March 31, 2023 are calculated based upon the weighted average number of New LAC common shares that would have been outstanding had the Separation occurred on January 1, 2022.

1397468 B.C. Ltd. (to be renamed Lithium Americas Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

	Year ended December 31, 2022	Three months ended March 31, 2023
Weighted average number of LAC common shares outstanding and equivalent New LAC shares resulting from the separation	133,709	142,801
Pro forma effect of assumed settlement of New LAC RSUs received by individuals employed by subsidiaries associated with the Argentine business	37	50
Pro forma weighted average number of common shares outstanding	133,746	142,851
Pro forma net loss attributable to shareholders of New LAC	$ 65,798	$ 1,412
Pro forma basic and diluted net loss per share	$ 0.49	$ 0.01

The pro forma weighted average common shares outstanding does not give effect to (i) additional shares issuable upon the acceleration or settlement of DSUs or RSUs that will occur in connection with future role changes of directors or employees of LAC or (ii) any voluntary settlement by New LAC or holders of vested awards.

SCHEDULE "M"
INFORMATION CONCERNING LITHIUM ARGENTINA POST-ARRANGEMENT

INDENTURE	M-33

INTEREST OF EXPERTS	M-33

FINANCIAL STATEMENTS DISCLOSURE	M-34

APPENDIX "A" INFORMATION CONCERNING THE PASTOS GRANDES PROJECT	M-35

INFORMATION CONCERNING LITHIUM ARGENTINA POST-ARRANGEMENT

The following describes the proposed business of Lithium Argentina following the completion of the Arrangement, and should be read together with the Lithium Argentina Pro Forma Financial Statements (as defined herein) contained in Schedule "N" to the Circular. Except where the context otherwise requires, all of the information contained in this Schedule is made on the basis that the Arrangement has been completed as described in the Circular and contains significant amounts of forward-looking information. Readers are cautioned that actual results may vary. See "Forward-Looking Statements" in the Circular.

Unless the context otherwise requires, all capitalized terms used but not defined in this Schedule have the same meanings ascribed to them in the Circular to which this Schedule is attached.

All currency in this Schedule is stated in U.S. dollars unless otherwise indicated.

CORPORATE STRUCTURE

The Company was incorporated under the BCBCA on November 28, 2007 under the name "Western Lithium Canada Corporation" and changed its name to "Western Lithium USA Corporation" on May 31, 2010. On September 4, 2015, the Company and Lithium Americas Corp. ("Former LAC") completed a statutory plan of arrangement pursuant to which the Company acquired all of the issued and outstanding common shares of Former LAC in exchange for 0.789 common shares of the Company for each common share of Former LAC held, after which Former LAC became a wholly owned subsidiary of the Company. On March 21, 2016, the Company changed its name to "Lithium Americas Corp." On November 8, 2017, the Company consolidated its then outstanding common shares on a 5:1 basis.

On January 25, 2022, the Company acquired all of the issued and outstanding securities of Millennial Lithium Corp. ("Millennial Lithium") by way of a plan of arrangement, upon which Millennial Lithium became a wholly owned subsidiary of the Company.

On April 20, 2023, the Company acquired all the common shares of Arena Minerals Inc. ("Arena") which it did not already own by way of a plan of arrangement, upon which Arena became a wholly owned subsidiary of the Company.

The Company's head office and registered office is located at 300 - 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

As part of the Arrangement, the Company will change its name from "Lithium Americas Corp." to "Lithium Americas (Argentina) Corp." and is referred to as Lithium Argentina.

The post-Arrangement corporate structure of Lithium Argentina, its main subsidiaries, the jurisdiction of incorporation of such corporations and the percentage of equity ownership are set out in the following chart:

Note:

(1) Exar Capital B.V. holds no equity interest in Minera Exar S.A. but has and continues to provide shareholders loans.

Arena also owns AMSA Minerals S.A.U., the direct holder of the mineral rights comprising the Salar de Antofalla Project.

DESCRIPTION OF THE BUSINESS

OVERVIEW

Upon completion of the Arrangement, Lithium Argentina will be an Argentina-focused lithium company which continues to hold the Argentinian Business of LAC. It is expected that Lithium Argentina will focus on the development and operation activities of the Caucharí-Olaroz Project, which recently achieved first lithium and continues to work towards reaching full production, and ensuring regional growth through the development of the Pastos Grandes Project. The Company also owns a 65% interest in the Sal de la Puna Project (as defined below), which the Company acquired in April 2023, consolidating the Pastos Grandes basin lithium projects in the Province of Salta, Argentina, for an integrated development of lithium production in the region. In addition, the Company owns the Antofalla Project in the Province of Catamarca, Argentina.

In the coming months, Lithium Argentina will be focused on ramping up the Caucharí-Olaroz Project to bring Stage 1 operations to the full capacity of 40,000 tonnes per annum lithium carbonate. Once at full capacity, the Caucharí-Olaroz Project is expected to be the largest known new battery-quality lithium carbonate brine operation to come into production in over 20 years. The near-term cash flow from the production of Stage 1 of the Caucharí-Olaroz Project can be used to reinvest for further growth, repayment of debt and/or return capital to investors.

Lithium Argentina's robust near-term growth pipeline includes the Caucharí-Olaroz Stage 2 expansion and the Pastos Grandes Project. The Caucharí-Olaroz Stage 2 expansion is targeting an additional production capacity of at least 20,000 tpa. The construction of the expansion is expected to commence following the completion of Stage 1.

Concurrently, the Company plans to advance engineering and development of the Pastos Grandes Project with an optimized design from integrated works on the basin. Subject to additional work, the plan is expected to consider a first production stage, similar to existing project designed by Millennial Lithium (as defined below), and completing exploration works to support expansions that may include optimized design and processing technologies. The Company plans to integrate the newly acquired Sal de la Puna Project into the existing development plan of Pastos Grandes, which is expected to result in a larger scale and more optimized development plan and cost synergies for both projects.

To support these development activities, Lithium Argentina expects to grow its local execution team as the projects progress.

In addition to the growth pipeline, Lithium Argentina intends to continue its exploration programs to maximize resource potential on its deposits. Further, having operations located in the resource-rich Lithium Triangle region, Lithium Argentina expects to have ample opportunities to grow its considerable asset base if and when such growth can be pursued in a manner that is viewed as desirable and attractive for Lithium Argentina shareholders.

In the remainder of this section "Description of the Business", references to "LAC" are to LAC prior to the completion of the Arrangement and/or Lithium Argentina following the completion of the Arrangement, as applicable, as it relates to the Argentinian Business.

MINERAL PROPERTIES

Caucharí-Olaroz Project

The Caucharí and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 km northwest of San Salvador de Jujuy, the provincial capital. The nearest port is Antofagasta (Chile), located 530 km to the west. Access is via paved National Highways 9 and 52, which connect the site to San Salvador de Jujuy and Salta in Argentina. The midpoint between the Caucharí and Olaroz Salars is located on Highway 52, 55 km west of the Town of Susques. In addition, Highway 52 connects to Paso Jama, a national border crossing between Chile and Argentina, providing connection to Chilean Route 27 and granting convenient access to Antofagasta and Mejillones, likely embarkation ports for the product. Access is possible through a gravel road (Route 70) which skirts the west side of the salars. This road is approximately one km from the plant site.

The Caucharí-Olaroz Project is owned by Minera Exar S.A. ("Minera Exar"), a company incorporated under the laws of Argentina. Minera Exar, in turn, is 44.8% owned by LAC, 46.7% by Ganfeng and 8.5% by Jujuy Energia y Mineria Sociedad del Estado ("JEMSE"), a mining investment company owned by the government of Jujuy Province in Argentina.

Minera Exar is nearing completion of the construction of the lithium mining and processing facility that is designed to provide for annual production of 40,000 tpa of battery-quality lithium carbonate over a 40-year life of mine. The construction program is based on a feasibility study for the project originally disclosed in a NI 43-101 technical report filed in September 2019 and restated in the technical report titled "Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina" with an effective date of September 30, 2020 (the "Caucharí TR"). The feasibility study also includes a conventional, commercially-proven brine processing technology optimized for the salar in partnership with Ganfeng to produce battery-quality lithium carbonate that can be used to meet the specifications of battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries.

Recent Significant Events

On June 12, 2023, LAC announced the production of its first lower than battery-quality lithium carbonate as part of commissioning. Minera Exar is continuing to advance construction of the Caucharí-Olaroz Project towards full production, with all key systems for the production of first lithium completed, the commissioning team commenced production testing of the purification, carbonation and solvent extraction (SX) systems.

Additional purification processing equipment necessary to achieve battery-quality lithium carbonate is expected to be completed in H2 2023.

On April 4, 2021, JEMSE completed the exercise of its right to acquire an 8.5% equity interest in Minera Exar pursuant to a share acquisition option execution agreement entered into by JEMSE, LAC and Ganfeng dated August 26, 2020. See "Detailed Property Description - Property Description and Location" in the AIF (as defined herein) for further details. Although LAC holds an approximate 44.8% interest in the Caucharí-Olaroz Project, while Ganfeng holds an approximate 46.7% interest, LAC and Ganfeng remain responsible for funding 100% of Caucharí-Olaroz construction costs and are entitled to receive 100% of production output from Caucharí-Olaroz proportionate to their respective 49%/51% net interests.

On August 27, 2020, LAC announced the completion of a transaction with Ganfeng pursuant to which Ganfeng increased its ownership interest in the Caucharí-Olaroz Project by subscribing for newly issued shares of Minera Exar for cash consideration of US$16 million. As part of the transaction, Ganfeng provided a non-interest bearing loan of US$40 million to Exar Capital B.V. ("Exar Capital"). Proceeds of the loan were used on closing to repay intercompany loans totalling US$40 million owed to LAC. LAC also entered into the amended and restated shareholders agreement (the "Amended Shareholders Agreement") with Ganfeng and amended and restated offtake agreements with each of Ganfeng and BCE Innovation PTE. Ltd. ("Bangchak"), with the amendments reflecting the updated ownership structure of Minera Exar and related matters. Upon closing of the transaction, Ganfeng held a 51% interest and Lithium Argentina held a 49% interest in Minera Exar and the Caucharí-Olaroz Project, which interests were subsequently adjusted to reflect JEMSE's acquisition of an 8.5% interest in Minera Exar.

Construction and Development Update

With mechanical construction to commence pre-commercial lithium production completed, the focus remains on prioritizing production volume over product quality during the ramp-up phase. Accordingly, completion of a portion of the purification process designed to achieve battery-quality product has been deferred and is expected to be completed in the second half of 2023. Prior to completion of the entire processing system and start of commercial production, plans are for the project to produce saleable lithium carbonate product of lower than battery-grade quality.

Minera Exar has been pumping raw brine from the wellfields and into the pre-concentration ponds since 2019, and started the production of concentrated brine as feedstock for the lithium plants in Q3 2022. Construction of all required infrastructure for the project was completed in Q3 2022. Solid-liquid separation, SX, purification, carbonation, ion exchange (IX) plants have been completed. Potassium chloride (KCl) plant and dry area construction is under completion.

As of March 31, 2023, US$834 million of the US$979 million total expected capex was spent (on 100% basis). As of the date of this Circular, LAC expects its portion of the remaining funding requirement to be less than US$50 million for capital costs, value added taxes and working capital to reach production and positive cash flow.

Second Stage Expansion

Minera Exar is continuing to work to advance development planning for a second stage expansion of the Caucharí-Olaroz Project to align with completion of Stage 1 of 40,000 tpa of lithium carbonate capacity. The Stage 2 expansion is targeting at least 20,000 tpa of lithium carbonate. In Q2 2022, the seven local communities in the vicinity of the project approved increasing the scope of the project to accommodate the proposed expansion.

Offtake Arrangements

Both of LAC and Ganfeng are entitled to a share of offtake from production at the Caucharí-Olaroz Project. LAC will be entitled to 49% of offtake, which would amount to approximately 19,600 tpa of lithium carbonate assuming full capacity is achieved. LAC has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of LAC's offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

Detailed Property Description

More detailed scientific and technical information on the Caucharí-Olaroz Project can be found in the section "Detailed Property Description - Property Description and Location" in LAC's annual information form for the year ended December 31, 2022, dated March 31, 2023 (the "AIF") as well as the Caucharí TR which can be found on LAC's SEDAR profile at www.sedar.com.

Pastos Grandes Project

The Pastos Grandes Project was acquired by LAC in connection with the acquisition by LAC of 100% of the issued and outstanding common shares in the capital of Millennial Lithium pursuant to a plan of arrangement in January 2022 (the "Millennial Acquisition"). The Pastos Grandes Project is a lithium brine mineral project located in the central portion of the Salar de Pastos Grandes Basin in the Salta Province, Argentina.

The Pastos Grandes Project is situated within the Department of Los Andes approximately 10 km south of the village of Santa Rosa de Los Pastos Grandes and 130 km west of the city of Salta, the capital of the Salta Province in Argentina. The property's location is defined by its centre point, which is at approximately 3,428,966 mE, 7,283,194 mN (POSGAR 04 / Argentina zone 3). The Pastos Grandes Project encompasses a surface area of more than 24,000 ha in Salar de Pastos Grandes at an elevation of roughly 3,785 masl.

The site of the Pastos Grandes Project is near Highway 129 which connects 40 km north with Highway 51. Highway 51 traverses from Salta to the international border with Chile at the Sico Pass and connects further west to the major mining center of Calama, as well as the ports of Antofagasta and Mejillones in northern Chile. Both ports are major transportation hubs for the importation of mining equipment and the exportation of mineral commodities.

An updated Mineral Resource estimate on the Pastos Grandes Project has been prepared as outlined in the technical report entitled "NI 43-101 Technical Report: Lithium Resource Update Pastos Grandes Project, Salta Province, Argentina" with an effective date of April 30, 2023 (the "Pastos Grandes TR").

LAC retained Atacama Water to prepare the Pastos Grandes TR with the objective of updating the resource estimate for lithium contained in brine for the LAC properties in the Pastos Grandes basin excluding the Sal de la Puna properties based on the consolidation and integration of available information. The resource estimation for the Pastos Grandes Project was developed using the Stanford Geostatistical Modeling Software (SgeMS) and the geological model as a reliable representation of the local lithology. The principal author was closely involved with the block model development; all results have been reviewed and checked at various stages and are believed to be valid and appropriate for these resource estimates. CIM definitions were followed for Mineral Resources, and the works were certified by the "qualified person" Frederik Reidel, CPG. The effective date of the Mineral Resources estimate is April 30, 2023.

LAC is working on a review of the Pastos Grandes Project to confirm the conceptual engineering, for then completing the engineering for the project, towards a final investment decision in H2 2023. In addition, LAC anticipates conducting additional work to evaluate consolidating the Pastos Grandes basin to include potential upside from the Sal de la Puna Project.

For a detailed description of the Pastos Grandes Project including the summary of the updated Mineral Resource estimate, refer to "Information Concerning the Pastos Grandes Project" attached as Appendix "A" to this Schedule as well as the Pastos Grandes TR.

Other Projects

Sal de la Puna Project

On April 20, 2023, LAC completed a plan of arrangement (the "Arena Acquisition") pursuant to which it acquired all of the issued and outstanding common shares of Arena, which owns 65% of the Sal de la Puna project (the "Sal de la Puna Project" or "SDLP Project") in a joint venture with Ganfeng and certain affiliates covering approximately 13,200 hectares of the Pastos Grandes basin located in Salta, Argentina. The Arena Acquisition represents a significant step towards the consolidation of the Pastos Grandes basin and the advancement of LAC's growth plans in Argentina.

The SDLP Project covers the southern and eastern parts of the Pastos Grandes hydrological basin. The SDLP Project is in the early stages of exploration for lithium brine.  On October 19, 2021, Arena announced the results of the maiden mineral resource estimate (effective as of September 9, 2021) conducted on its Sal de la Puna Project.

LAC (and Lithium Argentina) will be evaluating consolidating its interests in the Pastos Grandes basin including unlocking the upside potential of the Sal de la Puna Project in conjunction with its Pastos Grandes Project for an integrated development of lithium production in the region. For more information, refer to "Information Concerning the Pastos Grandes Project" attached as Appendix "A" to this Schedule as well as the Pastos Grandes TR.

Antofalla Project

Arena holds a 100% interest in the Antofalla Project covering approximately 5,800 hectares of the Antofalla salar and basin in the Province of Catamarca, Argentina. LAC is in the process of determining next steps with respect to additional work for this project.

COMPETITIVE CONDITION

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry's electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

A small number of companies dominate the production of end-use lithium products such as lithium carbonate and lithium hydroxide. The bulk of production occurs in brine deposits in South America and spodumene hard-rock deposits in Australia. There are a small number of additional companies who have initiated lithium-based production in recent years, as well as numerous additional companies pursuing the development of lithium mineral deposits throughout several jurisdictions.

Critical Minerals Regulatory Update

The lithium industry has become subject to increasing regulatory scrutiny during the past year, including in the United States and Canada. This reflects the critical role of lithium in the burgeoning transition to electric vehicles in the automotive industry, combined with issues concerning worldwide supply for lithium production. At the same time, broader geopolitical considerations involving Western countries such as the United States and Canada on the one hand, and China on the other are expected to continue to evolve. As a result, Western governments have become more active in developing policies concerning the lithium industry. These policies include initiatives to encourage the development of domestic supply, such as tax incentives and low-interest loans to domestic and other Western actors, as well as steps to discourage the involvement of actors from 'non-aligned' countries (referenced in critical minerals policy publications of such governments), and the expansion of regulatory oversight under laws and regulations related to foreign investment. These factors are of particular relevance to LAC, given its North American headquarters and operations as well as its involvement in critical minerals projects overseas. LAC believes that this increased government focus on the lithium industry aligns with LAC's strategic objectives and will result in benefits to it, including the prospect of tax incentives. In this regard, LAC has developed strong working relationships with governmental authorities in the United States, Canada and elsewhere. At present, there remains an ongoing review by the Government of Canada under Part IV.1 of the Investment Canada Act related to the Millennial Acquisition. LAC continues to work collaboratively with the government in connection with the review, and in accordance with the government's December 2022 critical minerals strategy. It is possible that a similar review could also be undertaken in respect of the Arena Acquisition as the Minister responsible has the authority to initiate a review under the Investment Canada Act for all such transactions. At this time, LAC does not believe that any of the foregoing will result in a material adverse change to its business or operations. See "Description of the Business - Risk Factors - Regulatory Oversight" in the AIF.

SPECIALIZED SKILL AND KNOWLEDGE

All aspects of LAC's business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and regulatory, finance and accounting. LAC relies upon its management, employees and various consultants for such expertise.

MINERAL PRICE AND ECONOMIC CYCLES

The principal end-use product for LAC's business is lithium-based chemicals, including in particular battery-grade lithium carbonate. The markets for lithium-based products are affected by worldwide economic cycles and the volatility in supply and pricing that is commonly associated with commodity-based products. In the case of lithium-based products, demand is driven largely by the rate of adoption of lithium batteries, particularly those used in electric vehicles. Meanwhile, supply is driven by the production capacity of lithium producers and the ability of those operations to produce battery grade products, which is refined to a higher concentration of lithium with fewer impurities than non-battery grade lithium products. At present, the market for lithium-based products is experiencing supply constraints, as electric vehicle adoption has increased and corresponding demand for lithium-based products for electric vehicle batteries has increased. This increased demand has not been accompanied by matching supply increases, as the timeline for new production to become available is, in most cases, measured over several years and is not responsive to short-term demand increases. This has resulted in an overall rise in prices over the last 30 months, with prices being volatile lately and decreasing in 2023 from the 2022 highs. The increase in demand, as well as efforts by the governments to promote domestic industry through industrial policy and related efforts, has led to a significant increase in exploration and development stage lithium companies and projects being advanced throughout the world.

ECONOMIC DEPENDENCE

LAC has committed to selling the bulk of its product offtake entitlement on the Caucharí-Olaroz Project to Ganfeng and Bangchak at market prices, pursuant to the offtake agreements with each of them. For further details, see "Description of the Business - Caucharí-Olaroz Project - Offtake Arrangements" in this Schedule.

LAC does not have any restrictions or requirements for the sale of products at any other mining project, including on its shares of offtake entitlement in connection with any future expansion to the Caucharí-Olaroz Project.

FOREIGN OPERATIONS

The Caucharí-Olaroz Project, the Pastos Grandes Project and the Sal de la Puna Project are all located in Argentina. The lithium business in which LAC operates is increasingly affected by political factors, including geopolitical tensions among major world powers and industrial policy promoting the development of domestic electric vehicle and battery production infrastructure. Further, projects in Argentina expose LAC to various degrees of political, economic and other risks and uncertainties. See "Description of the Business - Risk Factors" in the AIF and "Description of the Business - Emerging Market Disclosure" in this Schedule.

In Argentina, the election of President Alberto Fernandez in December 2019 brought with it the formation of an alliance between different factions of the Peronist party, including the Kirchner leftist/populist faction, which had been divided since 2015. The new government took steps to regulate and protect the economy, increase certain taxes (e.g. export taxes and wealth taxes) and suspend previously announced tax reductions. The Fernandez administration has successfully re-negotiated the country's external debt with a majority of private bondholders, and has re-negotiated debt arrangements with the International Monetary Fund ("IMF"). According to public source information, in March 2022, Argentina reached a staff-level agreement with the IMF, which was subsequently approved by Argentina's National Congress, following which it was approved by the Board of the IMF. Under the agreement, Argentina was granted a 30-month extended fund facility arrangement, which will facilitate disbursements of US$44 billion to Argentina by the IMF to cover the maturities of the former government's stand-by facility agreement. As of December 2022, the aggregate disbursements to Argentina by the IMF under the 30-month extended fund facility arrangement total approximately US$23.5 billion. However, the economic outlook in Argentina remains challenging for the remainder of 2023. The government continues to grapple with high levels of inflation, a high deficit and monetary commitments which are contributing to the worsening of inflationary conditions, and severe drought conditions impacting the country's agricultural and livestock sectors in many regions. Agriculture and livestock are leading industries in Argentina, along with natural resources and manufacturing. Similar to many countries, the Argentine government has implemented measures attempting to lower the rate of inflation, but these have been largely unsuccessful to date. National elections are scheduled to be held in October 2023 and the Peronist alliance will likely face strong opposition from other political parties and groups.

In addition, the government of Argentina has enacted a series of capital controls and foreign exchange regulations. To date, these controls and regulations include, but are not limited to: a requirement that the proceeds of exports be repatriated at the applicable official exchange rate; restrictions on payments of dividends and intercompany debt without approval from the Argentine Central Bank; and a request to restructure immediate payments on debt from foreign lenders. There is also a possibility that the Argentine government could expand its existing controls or introduce new regulations. Historically, such capital controls and foreign exchange regulations have had far-reaching implications for Argentina, including limiting imports into the country and restricting access to foreign currency required to service foreign debt obligations. To date, President Fernandez has been an active political supporter of mining activities. In 2020, the Central Bank announced the issuance of dollar-linked peso denominated promissory notes to assist mining companies to hedge potential peso devaluations against the US dollar. Further, public acknowledgment of the importance of lithium in the path to electromobility has enhanced public debate about the development of the industry in Argentina, with some left-oriented political groups arguing for more intervention in the industry.

EMPLOYEES

As at December 31, 2022, LAC had 70 full-time employees and 13 part-time employees and/or consult-ants working at various locations in North America and 54 full-time employees in Argentina. As at December 31, 2022, Minera Exar had approximately 679 full-time employees at the Caucharí-Olaroz Project in Argentina.

Following the completion of the Arrangement, it is expected that Lithium Argentina will have 6 executive officers and a total of 109 employees, 101 of whom will be based in Argentina. As a June 1, 2023, Minera Exar had approximately 695 full-time employees at the Caucharí-Olaroz Project in Argentina.

ENVIRONMENTAL PROTECTION

LAC's operations are subject to various laws and governmental regulations concerning environmental protection. LAC holds permits to construct and operate the Caucharí-Olaroz Project at a production rate of 40,000 tpa of battery-quality lithium carbonate. Environmental protection measures are included in development planning, and the costs of such measures are reflected in applicable capital cost, operating cost and financial performance estimates for LAC's projects.

On February 27, 2023, the Province of Jujuy in Argentina published Decree No. 7751 ("Decree 7751"), which was issued following a public consultation process with industry participants. The main purpose of Decree 7751 is to regulate the existing Provincial Law No. 5033 (General Environmental Law) and to establish the environmental assessment and management requirements and procedures applicable to mining activities in the jurisdiction. Prior to the publication of Decree 7751, the regulation of such requirements and procedures was governed exclusively by Decree No. 5772, which moving forward will only be applicable to procedures already initiated prior to the publication of Decree 7751. Decree 7751 is intended to modernize, and in some respects streamline and simplify the process for updating environmental impact reports and receiving regulatory approvals for updated environmental impact reports, while in other respects adding certain additional processes and requirements.

ESG APPROACH

LAC's Environment, Social, Governance and Safety (ESG-S) vision is to create shared value by being a safe, environmentally responsible and inclusive lithium company. It is committed to safely and responsibly developing and operating its sites and building strong relationships with local communities and all stakeholders, as well as adhering to the highest governance standards.

LAC's ESG strategy will position its businesses to be ready to respond and adapt to the changing conditions of tomorrow by being a key participant and enabler in the transition to a low-carbon economy. Its ESG strategy is based on a vision supported by four pillars - A Community Partner, An Employer of Choice, A Steward of the Environment and A Company to be Proud Of - accompanied with strategic objectives and priorities. LAC periodically reviews the objectives and priorities to reflect both the progress made and the Company's growth and project maturity.

In July 2022, LAC published a 2021 ESG-S Report themed Enabling Transition, reaffirming LAC's commitment to responsible development and production, as well as highlighting LAC's ESG-S practices and overall progress made over the past two years (reporting period of January 1, 2020 to December 31, 2021). The full report is available at www.lithiumamericas.com/esg. The scope of the ESG-S Report includes the activities and interests of LAC. The Caucharí-Olaroz Project is not included in the scope of this report, however, contextual information is shared on its construction stage.

At the Caucharí-Olaroz Project, a social community engagement and environmental stewardship plan was developed to incorporate best practices to minimize LAC's impacts on surrounding areas and to be an inclusive neighbor (the "Social Responsibility Plan"). The Social Responsibility Plan was prepared in accordance with the Argentina Principles.

Minera Exar is focused on developing the Caucharí-Olaroz Project to be an environmentally responsible lithium project. The process' principal source of energy is solar evaporation to minimize the carbon footprint. Furthermore, Caucharí-Olaroz plans to meet its water needs by tapping into deep salars or salt flat basins. As a result, it will not draw from or impact any nearby freshwater basins. Brackish water is currently pumped from a depth of 45-metres for construction. During operations, 100% of the water needs required for production will be sourced from an aqueduct pulling brackish water from the Rosario River. Caucharí-Olaroz's water resource stewardship measures include ongoing monitoring of surface waters, hydrogeological studies, water consumption and effluent treatment. According to the Water Risk Atlas (www.wri.org), the Jujuy region of northern Argentina where Cauchari-Olaroz is located, is considered low-medium for overall water risk. The team continues to explore ways to further reduce the Caucharí-Olaroz Project's environmental footprint and produce the most environmentally responsible lithium possible.

In accordance with the principles in its Social Responsibility Plan, Minera Exar entered into agreements with the indigenous communities located in proximity to the Caucharí-Olaroz Project that aim to promote social development through job creation, training, access to medical assistance and other infrastructure. In Q2 2022, the seven local communities in the vicinity of the Caucharí-Olaroz Project approved increasing the scope of the project to accommodate the proposed Stage 2 expansion of the project. In connection with this community approval process, Minera Exar undertook a community engagement and consultation process that included the preparation and delivery of a new environmental impact report to the affected communities, certain other interested parties and to the appropriate regulatory authorities, the holding of consultation meetings with the effected communities, the preparation of general information packages with respect to the proposed Stage 2 expansion, and other community engagement and consultation measures.

The Caucharí TR highlights substantial employment and economic benefits to Minera Exar's employees, the local communities, and the provincial and federal governments of Argentina. The Caucharí-Olaroz Project is providing many jobs during construction and development and is expected to provide new long-term opportunities as the Caucharí-Olaroz Project continues to grow.

In September 2021, LAC was approved as an IRMA (Initiative for Responsible Mining Assurance) Pending Member, which means that LAC commits to having its projects audited against the new draft IRMA Ready Standard for exploration and development within 12 months of the standard coming into effect. The Company is assessing its Argentina projects, the Caucharí-Olaroz Project and the Pastos Grandes Project, to determine IRMA applicability and readiness.

EMERGING MARKET DISCLOSURE

The Caucharí-Olaroz Project, Pastos Grandes Project and the Sal de la Puna Project are located in Argentina, an emerging market, and LAC's interest in the Argentina projects are held indirectly through subsidiaries which are locally incorporated or established for the purposes of compliance with local laws. Operating in an emerging market exposes LAC to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions where LAC operates, such as Canada. In order to manage and mitigate these risks, LAC has designed a system of corporate governance for itself, Minera Exar and Proyecto Pastos Grandes S.A. ("PPGSA"), and is developing a similar system for the Argentinian subsidiaries acquired pursuant to the acquisition of Arena, that includes internal controls over financial reporting and disclosure controls. These systems are coordinated by LAC's senior management. LAC's Board has oversight over the internal controls of PPGSA as a wholly owned subsidiary of LAC.

It is anticipated that all aspects of LAC's existing system of corporate governance in respect of the Argentinian Business will continue following the Arrangement in all material respects.

Board and Management Experience and Oversight

Key members of LAC's management team and Board have experience running business operations in emerging markets, including Argentina. Franco Mignacco, a director of LAC and the President of Minera Exar, is also an Argentine national and has substantial business operating experience in the Province of Jujuy where the Caucharí-Olaroz Project is located. Ignacio Celorrio, the President, Latin America of LAC, is an Argentinean national and has substantial legal and operational experience in Argentina, and strong institutional relationships.

In addition, directors and senior officers of LAC, regularly visit LAC's operations and properties in Argentina. While these visits were temporarily halted due to COVID-19 related travel restrictions in 2020, they resumed in late 2021 for senior managers of LAC. During these visits, they interact with local employees and consultants, government officials and businesspersons; such interactions enhance the visiting directors' and officers' knowledge of local culture and business practices. Directors generally visit the Caucharí-Olaroz Project at least once every two years. Visits by directors resumed in 2022.

The Board, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in Argentina. Through these updates, assessments and reports, the Board gains familiarity with the operations, laws and risks associated with operations in that jurisdiction. The Board also has access to head office management in Canada who: (a) work directly with local management in Argentina and are familiar with the laws, business culture and standard practices of Argentina; (b) have Spanish language proficiency; (c) are experienced in working in Argentina and in dealing with the Argentine government authorities; and (d) have experience and knowledge of the local banking systems and treasury requirements of Argentina. LAC also receives, on a regular basis, legal and communicational support from third party providers who have relevant expertise on said areas and are fully prepared to ascertain the legal and political reality of the jurisdiction where the Argentina projects are located.

Communication

While the reporting language with the head office of LAC is English, the primary operating language in Argentina is Spanish. Messrs. Mignacco and Celorrio are native Spanish speakers and are proficient in English. Additionally, the majority of operational management in Argentina are fluent in both Spanish and English.

LAC maintains open communication with its operations in Argentina through management team members who are fluent in Spanish and are proficient in English, removing language barriers between LAC's head office and the local management team in Argentina. The primary language used in meetings with head office management and Board meetings is English and material documents related to LAC's operations that are provided to the Board are in English. Material documents related to LAC's material operations in Argentina are either in English or, where in Spanish, are translated into or summarized in English.

Controls Relating to Corporate Structure Risk

LAC has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to LAC, its subsidiaries and its co-owned interest in Minera Exar. These systems are overseen by the Board and implemented by LAC's senior management. The relevant features of these systems include:

(a) LAC's Control Over Subsidiaries and Co-ownership of Caucharí-Olaroz Project. LAC's corporate structure has been designed to ensure that LAC has processes and procedures for direct oversight over the operations of its subsidiaries and investments in Argentina. The Caucharí-Olaroz Project is governed by the Amended Shareholders Agreement (see "Material Contracts - Amended Shareholders Agreement") which provides for, among other things: (i) the formation of the Minera Exar Shareholders Committee comprised of two representatives of LAC and three representatives of Ganfeng; (ii) the composition of the board of directors of Minera Exar, being one representative of LAC, two representatives of Ganfeng and one representative of JEMSE; (iii) the composition of the board of directors of Exar Capital being one representative of LAC, two representatives of Ganfeng and three independent directors; (iv) the review and approval by the Minera Exar Shareholders Committee of programs and budgets; and (v) the obligation of each party to purchase its pro rata share of production from the Caucharí-Olaroz Project. In connection with the 2020 Cauchari Transaction, LAC entered into the Amended Shareholders Agreement with Ganfeng that continues to require joint approval for various significant business decisions related to the Caucharí-Olaroz Project. For further information, see "Material Contracts - Amended Shareholders Agreement".

The operations of Minera Exar are overseen by the Minera Exar Shareholders Committee, which meets regularly to make decisions related to project development. LAC works closely and is in constant communication with Minera Exar's management, including Minera Exar's CFO. Under LAC's oversight, in July 2017, Minera Exar implemented SAP's accounting and reporting system and adopted best practice internal controls as part of the SAP implementation. In addition, Minera Exar established a Compliance Department which oversees the operations and financial reporting from a compliance perspective. LAC reviews Minera Exar's financial reporting as part of preparing its consolidated financial reporting. LAC's independent auditors review the results of the audit of Minera Exar's financial statements by Minera Exar's independent auditors as part of the audit of LAC's consolidated financial statements and the results are reported to LAC's Audit Committee and Risk. Minera Exar engages an independent internal controls consultant who performs the assessment and testing of its internal controls on an annual basis.

(b) Signing Officers for Foreign Subsidiary Bank Accounts. The establishment of any new banking relationships and/or new bank accounts requires approval in accordance with established authorization procedures. Monetary authorization limits are established by LAC and put in place with the respective banking institutions. Signatories and authorization limits for bank accounts are reviewed and revised as necessary, with changes being communicated to the appropriate banking institutions. Each payment requires approvals from two authorized signatories. Cash calls, equity contributions and loans to subsidiaries and Minera Exar are provided within the approved budgets and require the necessary authorizations from LAC's officers to be processed.

(c) Strategic Direction. The Board is responsible for the overall stewardship of LAC and, as such, supervises the management of the business and affairs of LAC. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures, related party and other transactions and matters that are material to LAC including those of its material subsidiaries and co-ownership interest in Minera Exar.

(d) ICFR. LAC prepares its consolidated financial statements in accordance with IFRS, and prepares its consolidated interim financial statements in accordance with IFRS as applicable to the preparation of such interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. LAC implemented, documented and established a team internally to test and report to management on internal controls over the preparation of its financial statements and other financial disclosures, including its MD&A, to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements are being prepared in accordance with the applicable requirements of IFRS and other financial disclosures, including its MD&A, are being prepared in accordance with relevant securities legislation. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, LAC has access to material information about its subsidiaries.

(e) Disclosure Controls and Procedures. LAC has a disclosure policy that establishes the protocol for the communication, preparation, review and dissemination of information about LAC. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from key members of management located in Argentina.

(f) Risk Matrix. LAC maintains a risk matrix allowing its management to track various material risks concerning its business and operations, and those of its wholly owned subsidiaries and co-ownership interest in Minera Exar. The risk matrix assists with identifying negative trends for the identified material risk factors, to allow LAC to take proactive risk mitigation measures as needed.

(g) CEO and CFO Certifications. In order for LAC's CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109 and United States securities laws, LAC has developed internal procedures and responsibilities throughout the organization to provide reasonable assurance regarding the reliability of its financial reporting in accordance with IFRS. In addition, LAC has designed disclosure controls and procedures to provide reasonable assurance that information that may constitute material information is communicated to the appropriate individuals who review public documents and statements relating to LAC and its subsidiaries that disclose material information. This disclosure is prepared with input from the responsible officers and employees, and is available for review by the CEO and CFO in a timely manner.

(h) External Audit. As a result of LAC's market capitalization, LAC is a "large accelerated filer" and LAC engaged independent auditors to provide an attestation report relating to management's assessment of ICFR for the year ended December 31, 2022, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. Upon completion of the Arrangement, it is expected that Lithium Argentina will continue to be a "large accelerated filer" and subject to the foregoing auditor attestation report requirements.

Fund Transfers Between LAC and LAC's Subsidiaries and Associates

Differences in banking systems and controls between Canada, the Netherlands and Argentina are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties. In executing certain normal course monetary transactions, funds are transferred between LAC and its subsidiaries by way of wire transfer. These transactions would typically include the payment of applicable fees for services; reimbursement of costs incurred by LAC on behalf of the subsidiaries and Minera Exar; advances in the form of intercompany loans or equity contributions to subsidiaries and Minera Exar; repayment of interest and/or principal on intercompany loans; and the return of capital or payment of dividends from subsidiaries and investees. Capital structure and funding arrangements are established between LAC and the subsidiaries and investees, and intercompany loan agreements are established with defined terms and conditions. Where regulatory conditions exist in the form of exchange controls, all necessary approvals are obtained in advance of the proposed transactions.

From time to time, Minera Exar uses the funds received by way of wire transfer in a bank account outside Argentina to acquire marketable securities outside Argentina, transfer such securities into Argentina, and then sell the securities in Argentina in exchange for local currency, thus accessing a higher implicit exchange rate than the exchange rate that would be applicable to wire transfers directly into a bank account opened with an Argentine bank. As the process to acquire, transfer and ultimately sell the marketable securities may occur over several days, including a mandatory holding period required by Argentine regulations, some fluctuations are expected.

Managing Cultural Differences

Differences in cultures and practices between Canada and Argentina are addressed by employing competent staff in Canada and Argentina who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. Additional training is provided as needed to new staff who will be working closely with the counterparts in Argentina.

Transactions with Related Parties

In addition to the co-ownership arrangement in the Caucharí-Olaroz Project with Ganfeng, LAC has one substantive related party relationship in respect of its co-ownership interest in Minera Exar. This is the option agreement between Minera Exar and Grupo Minero Los Boros S.A. entered into on March 28, 2016 (the "Los Boros Option Agreement") that Minera Exar entered into with a counterparty that is a company in which Franco Mignacco holds a material interest. Mr. Mignacco is a director of LAC, as well as the President of Minera Exar. The current business arrangements concerning the Los Boros Option Agreement were negotiated in 2016 by LAC and Sociedad Química y Minera de Chile S.A. on an arm's length basis with the agreement counterparty. For further information see "Description of the Business - The Caucharí-Olaroz Project - Property Description, Location and Access" and "Interest of Management and Others in Material Transactions" in the AIF. Minera Exar has also retained Magna Construcciones S.R.L., a company in which Franco Mignacco holds an interest, as well as a consortium of companies in which Magna Construcciones S.R.L. owns a 49% interest, to conduct certain construction and operations-related services for the Caucharí-Olaroz Project. Magna Construcciones SRL in joint venture with Excon Construcciones Ltda, has also been contracted to harvest the salt content to be deposited in the ponds under a five-year contract for a total amount of approximately $68 million, excluding value added tax. Selection of the provider resulted from a lengthy tender process where Magna Construcciones SRL and Excon Construcciones SRL were selected based on an objective evaluation of the bid criteria for each of the bidders, including pricing, along with prior salt harvesting experience at a similar scale as that required for the project, the efficacy of each bidder's workplan proposal, and past performance in delivering services for the project. All material transactions and contracts with related parties are reviewed and approved by the Audit Committee and Risk of LAC.

Records Management of LAC's Subsidiaries

The original minute books and corporate records of each of LAC's subsidiaries are kept at each subsidiary's respective registered office. LAC's management and the Board have full access to these records.

RISK FACTORS

Shareholders should be aware that there are various known and unknown risk factors in connection with the Arrangement and the ownership of Lithium Argentina Common Shares following the completion of the Arrangement. Shareholders should carefully consider the risk factors described under "Risk Factors" and set forth elsewhere in the Circular. In addition, the risk factors included in LAC's AIF as well as risks and uncertainties described in the MD&As for the year ended December 31, 2022, and for the interim period ended March 31, 2023 incorporated by reference herein, other than those specifically related to the Thacker Pass Project, should carefully be reviewed by Shareholders.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Included as Schedule "N" to the Circular are the unaudited pro forma condensed consolidated financial statements of Lithium Argentina (the "Lithium Argentina Pro Forma Financial Statements"). All currency amounts are stated in thousands of U.S. dollars.

The following selected pro forma financial information as at March 31, 2023 assumes the Arrangement was completed on that date.

As at March 31, 2023
(in thousands of US$)
Current Assets	$222,630
Non-Current Assets	$679,570
Total Assets	$902,200
Current Liabilities	$37,043
Non-Current Liabilities	$208,273
Total Liabilities	$245,316
Total Shareholders' Equity	$656,884
Total Liabilities and Shareholders' Equity	$902,200

The following selected pro forma financial information for the three months ended March 31, 2023, and the year ended December 31, 2022, assumes the Arrangement was completed on January 1, 2022.

	Three months ended March 31, 2023	Year ended December 31, 2022
	(in thousands of US$)
Expenses	($11,552)	($102,409)
Other Items	$6,565	$72,801
Net Loss from Continuing Operations	($4,987)	($29,608)
Basic and Diluted Loss per Share from Continuing Operations	($0.03)	($0.22)

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Lithium Argentina as at March 31, 2023, reflecting the consummation of the Arrangement as at such date, and should be read in conjunction with the Lithium Argentina Pro Forma Financial Statements attached as Schedule "N" to the Circular. All currency amounts are stated in thousands of U.S. dollars.

	As at March 31, 2023
	Actual	Pro Forma As Adjusted
	(in thousands of US$)
Total capitalization:
Convertible senior notes	$207,679	$207,679

Share capital	$1,305,558	$660,371
Contributed surplus	$30,399	(-)
Accumulated other comprehensive loss	$(3,487)	$(3,487)
Deficit	$(278,621)	(-)
Total shareholders' equity	$1,053,849	$656,884
Total capitalization	$1,261,528	$864,563

Amounts held in cash, cash equivalents and short-term bank deposits:
Cash and cash equivalents(1)	$522,067	$138,530
Short-term bank deposits	$82,067	$82,067
	$604,134	$220,597

Notes:

(1) See also "Cash to be Transferred to New LAC" below.

The pro forma financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the date or for the periods noted below, nor do they purport to project the results of operations or financial position for any future period or as of any future date. In addition to the pro forma adjustments that comprise this pro forma financial information, various other factors will have an effect on the financial condition and results of operations of Lithium Argentina following the completion of the Arrangement.

Cash to be Transferred to New LAC

As at March 31, 2023, the North American Business to be transferred to New LAC as part of the Separation had $308,537,000 in cash and cash equivalents (which includes unspent net proceeds from the first tranche of the GM Transaction). Such funds are utilized by LAC for the advancement of the Thacker Pass Project and will be reduced accordingly until the completion of the Separation. The Plan of Arrangement contemplates the transfer of an additional $75 million from LAC to New LAC, to establish sufficient working capital of New LAC, provided however that in the event the Separation takes effect later than September 1, 2023, the actual amount of cash to be transferred will be to subject to adjustments at the discretion of the Board of LAC. LAC will be monitoring working capital requirements and progress of business operations for each of the business units during the period through to completion of the Separation, and such adjustments will be determined, in particular, based on the funding needs of Lithium Argentina as the Caucharí-Olaroz Project ramps-up towards full production to provide sufficient funds to cover any additional cash needs that may be required.

DESCRIPTION OF CAPITAL STRUCTURE

Upon the completion of the Arrangement, Lithium Argentina will be authorized to issue an unlimited number of Lithium Argentina Common Shares.

Based on the number of LAC Common Shares outstanding as of the date hereof, immediately following the completion of the Arrangement, it is anticipated that approximately 159,782,582 Lithium Argentina Common Shares will be issued and outstanding pursuant to the Arrangement (assuming no LAC RSUs, LAC PSUs or LAC DSUs are exercised, and no Convertible Notes are converted, between the date of the Circular and the Effective Date) or 163,461,974  Lithium Argentina Common Shares (assuming all LAC RSUs, LAC PSUs and LAC DSUs are exercised). The Conversion Rate (as defined in the Indenture) for the Convertible Notes will be adjusted following the Effective Date, which will result in additional dilution to Shareholders if Convertible Notes are converted following the Effective Date. See "Description of Capital Structure - Convertible Notes" for further details regarding adjustment of the Conversion Rate.

As at the date hereof, US$258,750,000 aggregate principal amount of Convertible Notes are issued and outstanding under the Indenture. Convertible Notes which are not exercised prior to the Effective Date will become obligations of Lithium Argentina.

LITHIUM ARGENTINA COMMON SHARES

Holders of the Lithium Argentina Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of Lithium Argentina and to one vote in respect of each Common Share held at all such meetings.

Holders of the Lithium Argentina Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of Lithium Argentina (the "Lithium Argentina Board") out of the assets of Lithium Argentina properly applicable to the payment of dividends. In the event of the liquidation, dissolution or winding up of Lithium Argentina or other distribution of assets of Lithium Argentina among its shareholders for the purpose of winding up its affairs, the holders of the Lithium Argentina Common Shares will be entitled to all remaining property and assets of Lithium Argentina on a share for share basis.

The Lithium Argentina Common Shares will not be subject to pre-emptive, redemption, purchase or conversion rights. There will be no sinking fund provisions in relation to Lithium Argentina Common Shares and they will not be liable to further calls or assessment by New LAC.

CONVERTIBLE NOTES

Further to the description in the section entitled "Treatment of Convertible Notes" in the Circular, the balance of outstanding Convertible Notes which are not converted into LAC Common Shares during the approximate 30-trading day period prior to the Effective Date will remain obligations of Lithium Argentina upon the completion of the Arrangement.

The Convertible Notes will continue to be governed by the Indenture entered into between LAC and Computershare Trust Company, N.A., acting as trustee. The Convertible Notes are unsecured and bear interest at a rate of 1.75% per annum, payable semi-annually in arrears, and mature on January 15, 2027.

Conversion

Pursuant to the Indenture, holders of Convertible Notes, at their election, will be permitted to surrender Convertible Notes for conversion into Lithium Argentina Common Shares from the Effective Date until approximately the 35th trading day after the Effective Date.

The Conversion Rate (as defined in the Indenture) for the Convertible Notes is currently 21.2307 LAC Common Shares per US$1,000 principal amount of Convertible Notes (approximately US$47.10 per LAC Common Share). Pursuant to the terms and conditions of the Indenture, LAC expects that, approximately 10 trading days after the closing of the Arrangement, the Conversion Rate for the Convertible Notes will be adjusted based on the trading prices of Lithium Argentina Common Shares and New LAC Common Shares over such 10-trading day period.

In addition, pursuant to the terms and conditions of the Indenture, if a holder elects to convert Convertible Notes from and including the closing of the Arrangement up to and including approximately the 35th trading day following the closing of the Arrangement, the Company may be required to increase the Conversion Rate for the Convertible Notes so surrendered by a number of additional Lithium Argentina Common Shares based on the trading price of the LAC Common Shares prior to the closing of the Arrangement.

Redemption

The Convertible Notes will not be redeemable at Lithium Argentina's option prior to December 6, 2024, except upon the occurrence of certain tax law changes. On or after December 6, 2024, the Convertible Notes will be redeemable at Lithium Argentina's option if the last reported sale price of the Common Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Lithium Argentina provides notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If Lithium Argentina undergoes a fundamental change, holders of Convertible Notes will have the right to require Lithium Argentina to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. Lithium Argentina will also be required, in certain circumstances, to increase the conversion rate for a holder who elects to convert Convertible Notes in connection with certain corporate events or during a redemption period.

Voting

A meeting of holders may be called by resolution of the board of directors of Lithium Argentina or by holders representing at least 10% of the aggregate principal amount of the Convertible Notes outstanding.

Each holder of one or more Convertible Notes is entitled to notice of and to attend any meetings of such holders.

Such meetings may be called at any time and from time to time for any of the following purposes: (a) to give any notice to Lithium Argentina or to the trustee or to give any directions to the Trustee permitted under the indenture, or to consent to the waiving of any default or event of default under the indenture and its consequences, or to take any other action authorized to be taken by Convertible Note holders pursuant to the indenture; (b) to remove the Trustee and nominate a successor trustee; (c) to consent to the execution of an indenture or indentures supplemental to the original indenture; or (d) to take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of the Convertible Notes under any other provision of the indenture or under applicable law.

DIVIDENDS AND DISTRIBUTIONS

LAC has no fixed dividend policy and has not declared any dividends on LAC Common Shares since its incorporation. It is anticipated that Lithium Argentina will not have a fixed dividend policy and will not declare any dividends on Lithium Argentina Common Shares for the immediate future; rather, all available funds will be kept as retained earnings to fund operations, used to undertake exploration and development programs on its mineral properties, and for the acquisition of additional mineral properties for the foreseeable future. Any future payment of dividends will depend, among other things, upon Lithium Argentina's earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that Lithium Argentina will generate sufficient earnings to allow it to pay dividends.

MARKET FOR SECURITIES

Market

LAC Common Shares are traded in Canada on the TSX and in the United States on the NYSE under the symbol "LAC". It is anticipated that, following the completion of the Arrangement, Lithium Argentina Common Shares will trade in Canada on the TSX and in the United States on the NYSE under the symbol "LAAC".

On June 16, 2023, the closing price of LAC Common Shares on the TSX was C$27.61 and US$20.87 on the NYSE.

Trading Price and Volume

TSX

The following sets forth the high and low market prices and the volume of LAC Common Shares traded on the TSX during the 12 months prior to the date hereof:

Month	High (C$)	Low (C$)	Volume

June 2022	32.22	24.75	17,833,994

July 2022	33.00	24.65	11,446,674

August 2022	42.82	31.68	13,211,791

September 2022	42.35	34.55	13,319,746

October 2022	39.72	29.06	15,361,120

November 2022	39.10	31.35	14,182,574

December 2022	34.36	24.98	12,318,775

January 2023	33.71	23.80	15,088,076

February 2023	36.21	30.19	17,602,979

March 2023	33.39	27.23	14,698,763

April 2023	29.77	24.90	11,707,049

May 2023	31.34	25.20	10,193,913

June 1 - 16, 2023	28.92	27.22	4,279,158

NYSE

The following sets forth the high and low market prices and the volume of LAC Common Shares traded on the NYSE during the 12 months prior to the date hereof:

Month	High (US$)	Low (US$)	Volume

May 2022	29.08	19.04	15,937,455

June 2022	25.74	19.15	11,552,219

July 2022	25.75	19.15	59,058,234

August 2022	25.78	18.89	40,367,793

September 2022	33.10	24.00	59,826,336

October 2022	32.50	25.38	49,520,999

November 2022	29.05	20.81	48,679,088

December 2022	29.48	23.13	42,663,756

January 2023	25.50	18.42	36,543,503

February 2023	25.30	17.58	58,994,235

March 2023	26.96	22.33	61,217,924

April 2023	24.55	19.78	46,249,591

May 2023	23.32	18.60	35,599,606

June 1 - 16, 2023	21.63	20.15	19,355,627

PRIOR SALES

During the 12-month period before the date of this Circular, LAC has issued the following LAC Common Shares and securities convertible into or exchangeable into LAC Common Shares.

Date of Issuance	Type of Security	Issue Price / Exercise Price / Conversion Price	Number Issued
June 3, 2022	LAC Common Shares (2)	US$24.62	223
June 3, 2022	LAC Common Shares (2)	US$12.31	1,059
June 3, 2022	LAC Common Shares (2)	US$3.06	3,656
June 3, 2022	LAC Common Shares (2)	US$15.72	1,250
June 15, 2022	LAC Common Shares (2)	US$24.62	1,680
June 15, 2022	LAC Common Shares (2)	US$14.55	1,000
August 3, 2022	LAC DSUs (3)	US$21.45	7,968
August 3, 2022	LAC Common Shares (2)	US$2.56	4,500
August 8, 2022	LAC Common Shares (2)	US$15.72	1,250
August 22, 2022	LAC Common Shares (1)	C$8.05	53,756
August 23, 2022	LAC Common Shares (2)	US$24.62	345
September 13, 2022	LAC Common Shares (1)	C$8.05	268,238
September 14, 2022	LAC Common Shares (1)	C$8.05	47,730
September 29, 2022	LAC Common Shares (2)	US$24.62	3,687

October 26, 2022	LAC DSUs (3)	US$26.64	6,198
November 1, 2022	LAC Common Shares (2)	US$24.62	963
November 1, 2022	LAC Common Shares (2)	US$3.06	8,862
November 15, 2022	LAC Common Shares (2)	US$3.06	16,960
November 15, 2022	LAC Common Shares (2)	US$24.62	4,589
December 13, 2022	LAC Common Shares (3)	US$23.58	5,088
December 15, 2022	LAC Common Shares (2)	US$24.62	3,366
December 15, 2022	LAC Common Shares (2)	C$6.01	2,038
December 15, 2022	LAC Common Shares (2)	US$10.86	5,500
December 15, 2022	LAC Common Shares (2)	US$18.70	1,250
December 15, 2022	LAC Common Shares (2)	US$3.06	14,343
December 15, 2022	LAC Common Shares (2)	US$24.62	2,262
December 28, 2022	LAC Common Shares (2)	US$23.58	1,695
February 9, 2023	LAC Common Shares (3)	US$25.27	455,854
February 13, 2023	LAC Common Shares (2)	US$6.52	116,806
February 13, 2023	LAC Common Shares (2)	C$5.13	30,612
February 13, 2023	LAC Common Shares (2)	C$6.01	26,585
February 13, 2023	LAC Common Shares (2)	US$3.06	26,174
February 13, 2023	LAC Common Shares (2)	US$2.56	81,943
February 13, 2023	LAC Common Shares (2)	US$12.31	4,570
February 13, 2023	LAC Common Shares (2)	US$19.97	14,535
February 13, 2023	LAC Common Shares (2)	C$5.00	177,000
February 13, 2023	LAC Common Shares (2)	C$11.07	20,362
February 13, 2023	LAC Common Shares (2)	C$9.54	34,463
February 13, 2023	LAC Common Shares (2)	C$8.05	352,535
February 13, 2023	LAC Common Shares (2)	C$4.90	137,247
February 13, 2023	LAC Common Shares (2)	US$27.11	3,504
February 16, 2023	LAC Common Shares (2)	US$21.34	15,002,243
February 16, 2023	Tranche 2 AEWs (4)	C$27.74	11,890,848
April 4, 2023	LAC DSUs (3)	US$19.44	8,491

April 11, 2023	LAC Common Shares (2)	US$25.27	7,000
April 20, 2023	LAC Common Shares (5)	C$27.05	8,456,114
May 5, 2023	LAC Common Shares (2)	US$25.27	1,372
May 18, 2023	LAC DSUs (3)	US$21.40	7,711
May 18, 2023	LAC Common Shares (3)	US$22.20	82,622
May 23, 2023	LAC Common Shares (2)	US$24.62	1,030
May 23, 2023	LAC Common Shares (2)	US$25.27	4,340
May 23, 2023	LAC Common Shares (2)	US$22.20	17,568
May 23, 2023	LAC Common Shares (2)	US$19.69	1,000
May 23, 2023	LAC Common Shares (2)	US$6.52	69,597
May 29, 2023	LAC Common Shares (3)	US$21.82	6,300
June 1, 2023	LAC Common Shares (2)	US$15.30	1,250
June 1, 2023	LAC Common Shares (2)	US$25.27	1,522
June 1, 2023	LAC Common Shares (2)	US$15.72	1,250
June 1, 2023	LAC Common Shares (2)	US$4.69	156,767

Notes:

(1) Issued in connection with the exercise of LAC Options.

(2) Issued in connection with the vesting of LAC RSUs.

(3) Issued as compensation to various directors, officers and employees of LAC.

(4) Issued to GM.

(5) Issued to Arena.

PRINCIPAL SHAREHOLDERS

To the knowledge of LAC, assuming that there are no Dissenting Shareholders, there is no person or company that will, immediately following completion of the Arrangement, beneficially own or will own, directly or indirectly, or exercise control or direction over, Lithium Argentina Common Shares carrying more than 10% of the voting rights attached to Lithium Argentina Common Shares.

DIRECTORS AND OFFICERS

NAME AND OCCUPATION

The name, province or state and country of residence, positions with Lithium Argentina, and principal occupation within the five preceding years, for each of the individuals who will serve as the proposed directors and executive officers of Lithium Argentina upon the completion of the Arrangement are set out below.

Name, Province or State and Country of Residence and Expected Position with Lithium Argentina(1)	Principal Occupation or Employment for the Last Five Years	Number of Lithium Argentina Common Shares Beneficially Owned, Controlled or Directed (Directly or Indirectly)(2)
Diego Lopez Casanello North Carolina, U.S. Director	Managing Partner of Vidavo Ventures (venture capital firm) since March 2022; Executive Advisor to New Mountain Capital LLC (private equity firm) since June 2021; Former President and Chief Operating Officer of UPL Limited (global agricultural and specialty chemicals manufacturer) from March 2019 to May 2021; former Chief Executive Officer of Arysta LifeScience Corporation (global agricultural chemicals manufacturer) from February 2016 to February 2019, following its sale in July 2018 to UPL. Serving on the boards of Profile Products LLC since November 2021 (environmental solutions), Micropep Technologies Inc. since March 2022 (biotechnology).	0
Robert Doyle(3) British Columbia, Canada Director and Audit Committee Chair	Corporate Director since June 2016, serving on the boards of Faraday Copper Corp. (development-stage copper company) since April 2022, OreZone Gold Corp. (TSX-listed gold producer) since June 2022 and Maverix Metals Inc. (royalty streaming company) from June 2016 until its acquisition by Triple Flag Precious Metals Corp. in January 2023; former Chief Financial Officer of Pan American Silver Corp. (leading producer of silver) from January 2004 until retiring in March 2022. Chartered Accountant in South Africa and Chartered Financial Analyst in Canada.	2,000
George Ireland(3) Massachusetts, U.S. Lead Independent Director	Director of LAC since November 2015; Founder, Chief Investment Officer and CEO of Geologic Resources Partners LLP (investment fund) since 2004.	3,256,186
John Kanellitsas (Chair) Florida, U.S. Executive Director, President and Interim CEO	Director of LAC since September 2015 and Executive Vice Chair of LAC from November 2015 to present; President of LAC from March 2016 to August 2018; various roles with Former LAC from June 2013 to September 2015, most senior role of which was CEO.	1,655,756
Franco Mignacco Jujuy, Argentina Director	Director of Full Circle Lithium Corp. since April 21, 2023; Director of LAC since September 2015; President of Minera Exar since June 2013; Vice President of Los Boros S.A. (construction and property development company) since July 2015; Vice Chairman of Former LAC from June 2013 to July 2015.	2,230,120

Name, Province or State and Country of Residence and Expected Position with Lithium Argentina(1)	Principal Occupation or Employment for the Last Five Years	Number of Lithium Argentina Common Shares Beneficially Owned, Controlled or Directed (Directly or Indirectly)(2)
Calum Morrison(3) British Columbia, Canada Director	Corporate Director since February 2023, serving on the board of Snowline Gold Corp., former President and CEO of Great Bear Royalties Corp. (royalty company) from January 2020 to September 2022 until its sale to Royal Gold Inc.; former VP Business Development and CFO of Great Bear Resources Ltd. (precious metals company) from November 2019 to February 2022 until its sale to Kinross Gold Corporation; former Senior Commercial Lead, Corporate Development of Teck Resources Ltd. (leading copper, zinc, coal and energy producer) from June 2013 to October 2019. Chartered Professional Accountant in British Columbia and Chartered Financial Analyst in Canada.	10,000
Jose Aggio Tucuman, Argentina Vice President and Chief Human Resources Officer	Senior Director, Human Resources, Latin America of LAC since September 2022; independent consultant from February 2021 to September 2022; former Vice President Human Resources of YPF S.A. (leading energy company in Argentina).	0
Ignacio Celorrio Buenos Aires, Argentina Executive Vice President, Latin America	President, Latin America of LAC since February 2021, and prior to that Executive Vice President, International Affairs from October 2019 to January 2021; Partner at Alfaro Abogados from 2018 to 2020; Partner at Quevedo Abogados from 2015 to 2018; Board Member of CAEM (Cámara Argentina de Empresarios Mineros -Argentine Chamber of Mining Entrepreneurs) (until 2016); Vice President of the Australian-Argentine Industry and Commercial Chamber; Chair in Administrative Law at the Universidad del Museo Social Argentino.	100,983
Mariano Chiappori Buenos Aires, Argentina Vice President and Chief Operating Officer	Vice President Operations, Latin America of LAC since July 2022; independent consultant in the natural resource sector from March 2021 to June 2022; former Global Director Manufacturing and Supply Chain of FMC Corp. (now Livent USA Corp.) (leading lithium producer) from June 2019 to January 2021, having served in increasingly senior roles with the company since December 2012. Mechanical engineer in Argentina.	0

Name, Province or State and Country of Residence and Expected Position with Lithium Argentina(1)	Principal Occupation or Employment for the Last Five Years	Number of Lithium Argentina Common Shares Beneficially Owned, Controlled or Directed (Directly or Indirectly)(2)
Carlos Galli Salta, Argentina Vice President, Growth and Innovation	Senior Director Project Development, Latin America of LAC since February 2022; former independent consultant on lithium process evaluation and design with the Argentina offices of SRK Consulting US (leading engineering firm); former Chief Operating Officer of Lithium S Corp from 2017 to 2019; former General Manager Operations of ADY Resources Ltd. from 2012 to 2017.	0
Alex Shulga British Columbia, Canada Vice President and CFO	Vice President, Finance of LAC since April 2019; Director of Treasury and Administration of LAC from January 2018 to March 2019; Senior Manager Assurance at PwC from September 2012 to January 2018. Chartered Professional Accountant in Canada and Chartered Certified Accountant in the UK.	10,555

Notes:

(1) The information as to province or state and country of residence and principal occupation has been furnished by the respective proposed directors and executive officers individually.

(2) Upon completion of the Arrangement, based on such individual's current ownership of LAC Common Shares.

(3) Anticipated member of the Audit Committee and Risk of Lithium Argentina ("Audit Committee and Risk"). The anticipated members of the Governance, Nomination, Compensation and Leadership Committee ("GNCL Committee") and the Environmental, Sustainability, Safety and Health Committee ("ESSH Committee") of Lithium Argentina have not yet been determined.

Following completion of the Arrangement, the proposed directors and executive officers, as a group, will beneficially own, control or direct, directly or indirectly, 7,265,600 Lithium Argentina Common Shares representing approximately 4.55% of the issued and outstanding Lithium Argentina Common Shares, will hold Lithium Argentina RSUs to acquire an additional 1,133,300 Lithium Argentina Common Shares, will hold 306,336 Lithium Argentina PSUs to acquire an additional 448,070 Lithium Argentina Common Shares, and will hold Lithium Argentina DSUs to acquire an additional 126,508 Lithium Argentina Common Shares, representing approximately 5.49% of the Lithium Argentina Common Shares on a fully-diluted basis.

By approving the Arrangement Resolution, Shareholders will be deemed to have approved the proposed directors of Lithium Argentina. The directors of Lithium Argentina will thereafter be elected by shareholders of Lithium Argentina at each annual meeting of shareholders and will hold office until the next annual meeting of Lithium Argentina, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles of Lithium Argentina; or (ii) he or she becomes disqualified to act as a director.

LAC is currently undertaking a comprehensive search for a permanent Chief Executive Officer for Lithium Argentina following the completion of the Arrangement. Additionally, an independent director may also be recruited for appointment to the Lithium Argentina Board following the completion of the Arrangement to complement the initial team of directors and enhance Lithium Argentina's corporate governance structure and practices.

Diego Lopez Casanello, Director

Mr. Casanello is the Managing Partner of Vidavo Ventures, a venture capital firm focused on decarbonization technologies, and an Executive Advisor of New Mountain Capital LLC. Prior to founding Vidavo, Mr. Casanello was the President and Chief Operating Officer of UPL Limited, a leading agricultural and specialty chemicals producer, following its acquisition of Arysta Life Science Corp. where he oversaw the transaction in his capacity as CEO of Arysta from 2016 to 2019. Mr. Casanello started his career at chemical manufacturer BASF SE and worked in senior executive positions in Europe, Asia, South and North America, including as Managing Director of BASF Argentina S.A. and leading the Oilfield and Mining Chemicals business in North America. He has extensive M&A experience and holds a BA in Business Administration from the University of Hagen.

Robert Doyle, Director

Mr. Doyle, CFA, CA, is the former Chief Financial Officer of Pan American Silver Corp., a leading producer of silver based in Vancouver, Canada, from January 2004 to March 2022. He has over 20 years of international experience in corporate finance, functional management and capital markets roles. He currently serves on the boards of directors and as Chair of the audit committees of Orezone Gold Corp. and Faraday Copper Corp. Mr. Doyle holds a BSc of Finance from the University of Cape Town and is a Chartered Accountant in South Africa and Chartered Financial Analyst in Canada.

George Ireland, Lead Independent Director

Mr. Ireland is Chair of the LAC Board. Mr. Ireland has over 40 years of experience in the mining and metals industry in positions ranging from field geologist to banking and venture capital. Mr. Ireland founded Geologic Resource Partners in 2004 and serves as Chief Investment Officer and CEO. From 2000 to 2004, he was General Partner of Ring Partners, LP, a predecessor investment partnership to GRP. From 1993 to 2000, Mr. Ireland was an analyst for and a partner in Knott Partners LP where he specialized in resource investing. Prior to 1993, Mr. Ireland held a variety of positions at Cleveland-Cliffs Inc, The Chase Manhattan Bank, ASARCO Inc. and VenturesTrident LP. Mr. Ireland graduated from the University of Michigan with a BS from the School of Natural Resources and is a Fellow in the Society of Economic Geologists. Mr. Ireland also serves on the boards of Amerigo Resources Ltd., Heliostar Metals Corp. and Merrill & Ring Inc., a private timber company in the US.

John Kanellitsas, Executive Director (Chair), President and Interim Chief Executive Officer

Mr. Kanellitsas is the Executive Vice Chair of LAC. He is currently primarily responsible for business development and capital markets strategies. Mr. Kanellitsas joined LAC as a Director in 2011 and served as a former CEO until the company's merger with Western Lithium USA Corp. in September 2015. He has over 25 years of experience in the investment banking and asset management industries. Mr. Kanellitsas co-founded and was a partner of Geologic Resource Partners, LLP, where he served as its Chief Operating Officer from 2004 to 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco. Mr. Kanellitsas has an MBA from the University of California in Los Angeles and a BSc degree in Mechanical Engineering from Michigan State University.

Franco Mignacco, Director

Mr. Mignacco is the President of Minera Exar, the operator of the Caucharí-Olaroz Project. Mr. Mignacco was previously the Vice Chairman of Former LAC, prior to its merger with Western Lithium USA Corp., from June 2013 to September 2015. In 2021, Mr. Mignacco was appointed the President of the Argentine Chamber of Mining Entrepreneurs (CAEM). Mr. Mignacco resides in Argentina and holds an MBA from San Andres University and an honours degree in mining from Universidad Austral, both located in Buenos Aires.

Calum Morrison, Director

Mr. Morrison, CPA, CFA, is the former President and Chief Executive Officer of Great Bear Royalties Corp. He held various positions at Teck Resources Ltd. including Senior Member of the Corporate Development Team that oversaw origination, negotiation, and execution of numerous transactions. Mr. Morrison has over 20 years of experience in the mining industry, having worked both in corporate development and investment banking roles. He has managed and led negotiations on numerous transactions with aggregate value in excess $5 billion; including acquisitions, divestments, joint ventures, and other strategic initiatives. Mr. Morrison currently resides in Vancouver, Canada, holds a BSc from Dalhousie University and is a Chartered Professional Accountant in British Columbia and Chartered Financial Analyst in Canada.

Jose Aggio, Vice President and Chief Human Resources Officer

Mr. Aggio is the Senior Director, Human Resources, Latin America of LAC. He has over 25 years of experience as a human resources professional, including with YPF S.A., Danone Argentina and Barrick Gold Corporation's operations in Chile. Mr. Aggio holds a law degree from the University of Buenos Aires.

Ignacio Celorrio, Executive Vice President, Latin America

Mr. Celorrio is President, Latin America at LAC. Mr. Celorrio has over 25 years of experience counseling international clients in legal and institutional affairs in the mining sector. Through his practice, he has engaged with federal and provincial authorities, NGO's and other civic society participants in every Argentine mining province, as well as several Canadian and Australian institutions. In addition to several legal associations, Ignacio has been a Board Member of CAEM (Argentine Chamber of Mining Entrepreneurs) for almost ten years and a direct participant in a majority of Argentinean mining companies associations. His extensive academic practice includes degrees from the Argentine Catholic University, Austral University and the University of Buenos Aires Law School, he is currently the Chair of Administrative Law at the University of Argentine Social Museum.

Mariano Chiappori, Vice President and Chief Operating Officer

Mr. Chiappori is the Vice President, Latin America of LAC. Prior to joining LAC, Mr. Chiappori was the Manufacturing & Supply Chain Global Director at Livent - FMC Corp. He was responsible for the lithium manufacturing and both local and international supply chain. Mr. Chiappori has vast experience in business and project management with complex assets. He holds a BEng from the Universodad Nacional de La Plata and has completed several post graduate programs including Executive Development (IAE).

Carlos Galli, Vice President, Growth and Innovation

Mr. Galli is the Senior Director Project Development, Latin America of LAC, responsible for overseeing the technical development and expansion of LAC's Latin American projects. He has over ten years of experience leading and managing the development of various lithium brine operations in Argentina. Prior to joining LAC, Mr. Galli worked as a consultant specializing in lithium brine processing for SRK Consulting and Norlab, a Jujuy-based company specializing in the study and development of brine processing. He is a former COO of Lithium S Corporation, a company focused on the technical development of lithium projects in Salta and Jujuy, and former General Manager of Operations at the Salar de Rincón project of ADY Resources Ltd. Mr. Galli holds an Industrial Engineering degree from the Universidad de Buenos Aires, Argentina and an MBA and Master of Finance from EUDE Business School in Spain.

Alex Shulga, Vice President and Chief Financial Officer

Mr. Shulga is Vice President, Finance at LAC. Prior to joining LAC, Mr. Shulga was a senior manager in audit and assurance practice at PwC. He has over 18 years of experience in the mining sector focusing on financial reporting, compliance, budgeting, financings, business modelling, mergers & acquisitions, tax and treasury. Alex is also a Director and Sponsorship Committee Chair of the Financial Executives International Vancouver Chapter. Mr. Shulga is a Chartered Professional Accountant (CPA-CGA) and a member of the Association of Chartered Certified Accountants (FCCA, UK).

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No proposed director or executive officer of Lithium Argentina is, as at the date of the Circular, or was, within 10 years before the date of the Circular, a director, Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO") of any company (including LAC), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

No proposed director or executive officer of Lithium Argentina, or a shareholder holding a sufficient number of securities of LAC to affect materially the control of Lithium Argentina (a) is, as at the date of the Circular, or has been within the 10 years before the date of the Circular, a director or executive officer of any company (including LAC) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No proposed director, or executive officer of Lithium Argentina, or a shareholder holding a sufficient number of securities of LAC to affect materially the control of Lithium Argentina, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of the date of the Circular, to the knowledge of LAC, no individual who is a proposed director or executive officer of Lithium Argentina, or an associate or affiliate of such an individual, will be indebted to Lithium Argentina. The Lithium Argentina Board will periodically review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

BOARD COMMITTEES

The purpose and mandates of the committees of the Lithium Argentina Board will remain the same as those of LAC other than a change in the composition of the committees following the completion of the Arrangement. It is anticipated that Robert Doyle (Chair), George Ireland and Calum Morrison will be members of the Audit and Risk Committee, all of whom are independent for the purposes of National Instrument 52-110 - Audit Committees. The composition of the GNCL Committee and the ESSH Committee will be determined by the Lithium Argentina Board following the Separation.

CONFLICTS OF INTEREST

To the best of LAC's knowledge, except as otherwise noted in the Circular, there are no expected conflicts of interest among Lithium Argentina, its proposed directors, officers, or other members of management of Lithium Argentina except that certain of the proposed directors, officers and other members of management serve as directors, officers and members of management of other public companies and other lithium companies and mining companies. As such, it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of Lithium Argentina.

The proposed directors and officers of Lithium Argentina are, or will be made, aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and Lithium Argentina will rely upon such laws in respect of any directors' or officers' conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the BCBCA.

DIRECTOR AND EXECUTIVE COMPENSATION

For details regarding the issuance of Lithium Argentina Equity Awards to holders of LAC Equity Awards as at the Effective Time pursuant to the Arrangement, and the terms of such Lithium Argentina Equity Awards, see the section "The Arrangement - Treatment of Incentive Securities" in the Circular.

It is expected that the proposed executive officers will enter into new employment agreements with Lithium Argentina on the Effective Date. These agreements are expected to be substantially similar to the contracts which the proposed executive officers of Lithium Argentina currently have in place with LAC or the contracts for an equivalent position in LAC, as applicable, with consideration of the prevalent market compensation for an equivalent position. It is expected that the employment agreements of the proposed executive officers of Lithium Argentina to be entered into with Lithium Argentina on the Effective Date will contain customary change of control provisions. The specific terms of the employment agreements to be entered into with Lithium Argentina's executive officers will be subject to review and approval by the separation recruitment committee for Lithium Argentina prior to the Effective Date.

The director compensation program of Lithium Argentina is expected to be a continuation of LAC's program as described in the section entitled "Corporate Governance - Director Compensation" in the "Information Relating to Annual Meeting Matters" attached as Schedule "Q" to the Circular.

The executive compensation structure of Lithium Argentina is expected to be a continuation of LAC's structure as described in the section entitled "Executive Compensation" in the "Information Relating to Annual Meeting Matters" attached as Schedule "Q" to the Circular.

CORPORATE GOVERNANCE

The initial Lithium Argentina Board will consist of six (6) directors upon completion of the Arrangement.

Mr. Lopez Casanello, Mr. Doyle, Mr. Ireland and Mr. Morrison will be considered to be "independent" directors for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices and pursuant to Section 303A of the NYSE Listed Company Manual. Mr. Kanellitsas and Mr. Mignacco will not be considered independent as they are executive officers of Lithium Argentina. As such, a majority of (four (4) of six (6)) of the directors will be independent. See also "Directors and Officers - Board Committees".

Certain of the proposed directors of Lithium Argentina are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Issuer(s)

Robert Doyle	Orezone Gold Corp. Faraday Copper Corp. (formerly, CopperBank Resources Corp.)

George Ireland	Amerigo Resources Ltd. Heliostar Metals Corp.

John Kanellitsas	Largo Physical Vanadian Corp. Lithium Royalty Corp.

Franco Mignacco	Full Circle Lithium Corp.

Callum Morrison	Snowline Gold Corp.

DIVERSITY

LAC believes that Lithium Argentina will have a strong initial board and senior management following the Separation. However, it is anticipated that the Lithium Argentina Board will look to recruit additional members for the Lithium Argentina Board and senior management with the view to increase diversity in its leadership team. LAC believes it is of key importance to consider the principle of diversity when recruiting, developing and appointing board members and members of the senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding Lithium Argentina. While recruitment will primarily be merit-based, in order to ensure that their composition will ultimately reflect the particular skills, knowledge and experience that are required to effectively run Lithium Argentina's business, due consideration will also be given to the present levels of diversity, including gender diversity, within the leadership of Lithium Argentina and the positive impact that further diversity may have on its business.

Except as otherwise stated herein, the corporate governance practices of Lithium Argentina are anticipated to be a continuation, to the extent possible and with necessary adaptions, of the corporate governance practices of LAC. For more information, see the section titled "Corporate Governance" in "Information Relating to Annual Meeting Matters" attached as Schedule "Q" to the Circular.

STOCK EXCHANGE LISTING

In connection with New LAC's application to list the New LAC Common Shares on the TSX and the NYSE, the continued listing of Lithium Argentina Common Shares on the TSX and the NYSE, which reflects the name change of LAC to Lithium Argentina and the encompasses trading under the new symbol "LAAC", will be subject to fulfilling all the requirements and receiving the approvals of the TSX and the NYSE, respectively.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

LAC is not a party to, nor are any of LAC's properties subject to, any pending or contemplated legal proceedings or regulatory actions which the Company believes would have a material adverse outcome or effect on New LAC or its business.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than described elsewhere in this Schedule, none of the proposed directors or executive officers of Lithium Argentina, or any person that is expected to beneficially own or control or direct more than 10% of any class or series of shares of Lithium Argentina, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of the Circular, or any proposed transaction, that has materially affected or would materially affect Lithium Argentina or any of its subsidiaries.

Certain proposed directors and officers of Lithium Argentina are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other engaged companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Lithium Argentina may not be made available to Lithium Argentina but, rather, may be offered to a company with competing interests. The directors and senior officers of Lithium Argentina are required by law to act honestly and in good faith with a view to the best interests of Lithium Argentina and to disclose any personal interest which they may have in any project or opportunity of Lithium Argentina, and to abstain from voting on such matters.

AUDITORS, TRANSFER AGENT AND REGISTRARS

PwC of 1400 - 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7, is the auditor of the LAC and will continue to be the auditor of Lithium Argentina. PwC was appointed as auditor of LAC in August 2015.

The transfer agent and registrar for the Lithium Argentina Common Shares will be Computershare at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

Following the completion of the Arrangement, the following will be the material contracts of Lithium Argentina, other than contracts entered into in the ordinary course of business:

1. the limited recourse subordinated loan agreement dated October 30, 2018 between LAC and Ganfeng (the "Limited Recourse Loan Facility"), as described in "Limited Recourse Loan Facility" below;

2. the Amended Shareholders Agreement, as described in "Description of the Business - Mineral Properties - Recent Significant Events" in this Schedule and "Amended Shareholders Agreement" below;

3. the Indenture, as described in "Indenture" below;

4. the Master Purchase Agreement, as described in "Items of Business - Approval of Matters in respect of the GM Transaction" in the Circular and under "Material Contracts" in the AIF incorporated by reference herein, a copy of which is available on LAC's profile on SEDAR at www.sedar.com;

5. the Investor Rights Agreement, as described in "Items of Business - Approval of Matters in respect of the GM Transaction" in the Circular and under "Material Contracts" in the AIF incorporated by reference herein, a copy of which is available on LAC's profile on SEDAR at www.sedar.com; and

6. the Arrangement Agreement, as described in "The Arrangement - Arrangement Agreements and Related Agreements" in the Circular.

Copies of the above material contracts are currently available on LAC's profile on SEDAR at www.sedar.com.

LIMITED RECOURSE LOAN FACILITY

On October 30, 2018, LAC (as borrower) and Ganfeng (as lender) entered into an unsecured Limited Recourse Loan Facility, pursuant to which Ganfeng agreed to lend US$100 million to LAC at an interest rate equal to the 6-month LIBOR + 5.5% per annum, subject to a maximum of 10% per annum, with a due date of December 31, 2025. As of December 31, 2021, LAC had drawn $24.7 million on the loan facility. In February 2022, the outstanding balance of the Limited Recourse Loan Facility together with accumulated interest was repaid in full to the lender pursuant to LAC's right of repayment at any time without penalty.

AMENDED SHAREHOLDERS AGREEMENT

On October 25, 2018, LAC, 2265866 Ontario Inc., Ganfeng, Minera Exar and Exar Capital entered into a shareholders agreement to govern LAC's and Ganfeng's interests in Minera Exar and Exar Capital and the funding and development of the Caucharí-Olaroz Project. The shareholders agreement was amended in 2019 for the transactions between LAC and its subsidiaries and Ganfeng pursuant to which Ganfeng increased its interest in Minera Exar to 50% and LAC decreased its interest to 50%, and amended and restated in August 2020 for the transactions between LAC and its subsidiaries and Ganfeng and its subsidiaries pursuant to which, on closing, Ganfeng increased its interest in Minera Exar to 51% and LAC decreased its interest to 49%.

The Amended Shareholders Agreement entered into on August 27, 2020 by LAC, 2265866 Ontario Inc. and Ganfeng generally provides for the following:

1. the parties' respective rights regarding ownership interests in Minera Exar and Exar Capital;

2. requirements for funding and development of the Caucharí-Olaroz Project;

3. the formation of the Minera Exar Shareholder Committee to direct the business and affairs of Minera Exar, comprised of three representatives of Ganfeng and two representatives from LAC;

4. the composition of the board of directors of Minera Exar, being two representatives of Ganfeng and one representative of LAC;

5. the composition of the board of directors of Exar Capital, being two representatives of Ganfeng and one representative of LAC;

6. an 80% approval threshold for the Minera Exar Shareholders Committee to approve a number of material corporate actions, thereby providing protection to the Company as a minority shareholder in Minera Exar, such approvals of material corporate actions including but not limited to the following: (i) programs and budgets, and changes thereto or to contributions required to be made by the parties; (ii) issuances of securities or restructuring transactions involving Minera Exar and Exar Capital; (iii) any sale, transfer or other disposition of an ownership interest in Minera Exar or Exar Capital; (iv) changes to the composition of the Minera Exar Shareholder Committee or the board of directors of Minera Exar or Exar Capital; (v) material changes to terms contemplated by the agreement with JEMSE; (vi) any change to development activities that would materially delay the expected timeline for the Caucharí-Olaroz Project to reach commercial production; and (vii) debt or guarantees above certain thresholds; and

7. the obligation of each party to purchase its pro rata share of production from the Caucharí-Olaroz Project.

INDENTURE

On December 6, 2021, LAC entered into the Indenture with Computershare Trust Company, N.A., as trustee, setting out the terms and conditions upon which the Convertible Notes are authenticated, issued and delivered. The Indenture was entered into in connection with LAC's private placement offering of an aggregate of US$258,750,000 principal amount of Convertible Notes. See "Treatment of Convertible Notes" in the Circular for further details regarding the treatment of the Convertible Notes in connection with the Arrangement, and "Description of Capital Structure - Convertible Notes" for further details regarding the material characteristics of the Convertible Notes which are not converted into LAC Common Shares prior to the completion of the Arrangement.

INTEREST OF EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or included by reference in this Schedule; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or LAC.

1. Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat. and Marek Dworzanowski, C.Eng., Pr.Eng., prepared the Caucharí TR; and

2. Frederik Reidel, CPG, prepared the Pastos Grandes TR; and

3. Rene LeBlanc, Chief Technical Officer of LAC, is a "qualified person" for the purposes of NI 43-101, and has reviewed and approved the technical and scientific information contained in this Schedule.

As at the date of the Circular, to the knowledge of LAC, the aforementioned persons collectively hold less than one percent of the outstanding securities of LAC or of any of LAC's associates or affiliates.

FINANCIAL STATEMENTS DISCLOSURE

See Schedule "N" to the Circular for the Lithium Argentina Pro Forma Financial Statements.

APPENDIX "A"
INFORMATION CONCERNING THE PASTOS GRANDES PROJECT

For a complete description of the Pastos Grandes Project see the report entitled "National Instrument 43-101 Technical Report, Lithium Resources Update Pastos Grandes Project, Salta Province, Argentina" ("Pastos Grandes TR") that was filed with the securities regulatory authorities in each of the provinces and territories of Canada. The Pastos Grandes TR has an effective date of April 30, 2023, and was prepared by Frederik Reidel, CPG, of Atacama Water, who is a "qualified person" for the purposes of NI 43-101.

The information contained in this section has been derived from the Pastos Grandes TR, is subject to certain assumptions, qualifications and procedures described in the Pastos Grandes TR, some of which are not fully described herein, and is qualified in its entirety by the full text of the Pastos Grandes TR.

Reference should be made to the full text of the Pastos Grandes TR, which is available for viewing under LAC's profile on SEDAR at www.sedar.com. All capitalized terms used in the disclosure below that are not otherwise defined shall have the meanings ascribed thereto in the Pastos Grandes TR.

PROJECT DESCRIPTION, LOCATION AND ACCESS

Lithium Americas Corp. ("LAC" or the "Company") acquired the Pastos Grandes project (the "Pastos Grandes Project" or the "Project") from Millennial Lithium Corp ("Millennial") in January 2022. LAC subsequently acquired additional mining concessions (LAC Norte and Sur) during 2022.

LAC completed the acquisition of all the shares of Arena Minerals Inc.'s ("AMSA") in April 2023. AMSA owns 65% of the Sal de la Puna project (the "Sal the la Puna Project") through a joint venture interest in Sal de la Puna Holdings Ltd., the 100% owner of the Argentine subsidiary, Puna Argentina S.A.U., the owner of the claims forming part of the Sal del la Puna Project. The remaining 35% of Sal de la Puna Holdings Ltd. is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. The mineral resource estimate presented herein does not include any resources on the Sal de la Puna properties. LAC anticipates conducting additional work to evaluate consolidating the Pastos Grandes basin to include potential upside from the Sal de la Puna Project.

The Pastos Grandes Project is situated within the Department of Los Andes, approximately 10 km south of the village of Santa Rosa de Los Pastos Grandes, and 130 km west of the city of Salta, the capital of the Salta Province in Argentina. The center point of the Pastos Grandes Project is situated at approximately 3,428,966 mE, 7,283,194 mN (POSGAR 04 / Argentina zone 3). The Pastos Grandes Project encompasses a surface area of more than 24,000 hectares in the hydrographic basin of "Salar de Pastos Grandes" ("Salar de Pastos Grandes" or the "Salar") at an elevation of roughly 3,785 metres above sea level ("masl").

The Pastos Grandes Project site is situated near Highway 129 which connects 40 km north with Highway 51. Highway 51 traverses from Salta to the international border with Chile at the Sico Pass and connects further west to the major mining center of Calama, as well as the ports of Antofagasta and Mejillones in northern Chile. Both ports are major transportation hubs for the importation of mining equipment and the exportation of mineral commodities.

Mineral Tenure

Argentine Tenure Regime

The Argentine mining regulations recognize two types of tenements. Cateos, also known as Exploration Permits, grant permission to explore the tenement for a period that is proportional to its size. The other type of tenement is known as "Mines" or "Claims". This kind of permit grants authorization to exploit the tenement, subject to regulatory environmental approval. These licences have no time limit, provided that the property holder fulfils their obligations under the Mining Code. These obligations include:

• Paying the annual rent (canon);

• Completing a survey of the property boundaries;

• Submitting a mining investment plan; and

• Meeting the minimum investment commitment.

The mining concessions comprising the Pastos Grandes Project (the "Pastos Grandes Properties") are registered as "Mines" under the file numbers listed in the table below in the Department of Los Andes (Salta Province). The properties the Company recently acquired through the acquisition of AMSA are not included in this list.

Through its 100% percent ownership of Pastos Grandes S.A., the Company controls the Pastos Grandes Properties. There are no known obstacles to Proyecto Pastos Grandes S.A. ("PPG") maintaining ownership on these titles, with the caveat (i) on those areas that were claimed by multiple parties that a lottery may be held, and that area be awarded to a third party (Title 37). All patent (canon) payments are up to date on all those claims where the patent is due. All claims are free from any evidence of mortgages, encumbrances, prohibitions, interdictions, or litigation.

Mining tenements of the Pastos Grandes Project

PROYECTO PASTOS GRANDES S.A.
Salta	Loc	Name	File Nº	Granted Area	Under Application	Royalties
1	PG	El Milagro	17588	99		1,5% Gross
2	PG	Neptali II	18403	165		1,5% Gross
3	PG	Norte Argentino	18550	356		1,5% Gross
4	PG	Jorge Eduardo	18693	599		1,5% Gross
5	PG	Aguamarga 15	19097	1,298.00		-
6	PG	TabaPG	20016	317		-
7	PG	Papadopulos LXXIV	20247	3,038.00		-
8	PG	REMSA Investigation Area	22765			-
9	PG	Ignacio	17606	500.05		-
10	PG	Ignacio IV	17630	1,026.84		-
11	PG	Daniel Ramon	18571	1,833.48		-
12	PG	Aguamarga 10	19092	3,087.28		-
13	PG	Nueva Sijesyta 01	23736	109.4423		-
14	PG	Papadopulos XXXII	19667	300		-
15	PG	Easement - Ponds (L_U)	23763		935.56	-
16	PG	Easement - Ponds (A)	23764		486.07	-
	PG	Easement - Ponds (B)	23764		264.36	-
	PG	Easement - Ponds (C)	23764		459.16	-
	PG	Easement - Camp (D)	23764		91.38	-
17	PG	Easement - Ponds (Tar)	23765		83.58	-

PROYECTO PASTOS GRANDES S.A.
Salta	Loc	Name	File Nº	Granted Area	Under Application	Royalties
18	PG	Easement - Water (A)	23767		7.85	-
	PG	Easement - Water (B)	23767		57.11	-
	PG	Easement - Water (A)	23767		64.27	-
	PG	Easement - Water (B)	23767		60.67	-
	PG	Easement - Water (A)	23767		23.63	-
19	PG	Easement - Road (A)	23768			-
	PG	Easement - Road(B)	23768			-
20	POC	Easement - Storage (Pocitos)	24186		10.00	-
21	PG	Easement - Gas Pipeline	24423			-
22	PG	Easement - Road	20277			-
23	PG	Easement - Brine Duct 01	723917			-
24	PG	Easement - Brine Duct /Pil. Plant 02	723921			-
25	PG	Easement - Ponds 03	723923		422.53	-
26	PG	Easement - Brine Duct /Camp 04	723927		24.11	-
27	PG	PPG 01	24231		968.66	-
28	PG	PPG 02	24255		3,317.50	-
29	POZ	PPG 03	24256		394.80	-
30	PG	Quarry - Agregates - Corral Colorado	24333		50.00	-
31	PG	PPG 04	734830		94.00	-
32	PG	Easement - Brine Duct	740242			-
33	PG	Easement - Brine Duct	740243			-
34	PG	Easement - Ponds (Cas)	741366		100.00	-
35	PG	PPG 05 (Ulx)	741363		245.80	-
36	POZ	Amancay VIII	748926		1,447.56
37	PG	Centenario 208	20259		1,411.25	-

Note:

(1) Tenement coordinates are given in the Argentine coordinate system which uses the Gauss Krueger Transverse Mercator projection and the Argentine Posgar 94 datum.

The following considerations regarding the status of the mining titles follow the sequence in the table above.

1. Titles 01 to 04: the files are fully owned by PPG and in good standing. The Company owns 100% interest in these core properties (the "Core Property") in Salta Province, Argentina. The Pastos Grandes Property mineral rights, acquired from Mr. Moreno and Mrs. Salas, are subject to a royalty due to the vendors equal to 1.5% of the gross annual sales of lithium from the project, which the Company had the option to purchase for US$3,000,000 until October 6, 2019, but did not exercise.

2. Titles 05 to 07: the files are fully owned by PPG and in good standing. The Company acquired these additional, contiguous mining licences of 4,653 hectares from the Rojas family-controlled company, Argentina Mining S.A., (the "Rojas Properties", collectively with the Papadopulos Property, the "Contiguous Acquisitions").

3. Title 08: this is the file started by REMSA in which the tender process for the REMSA area was conducted. This file reflects all the events of the tender which concluded in the signing of an agreement with REMSA aiming at the acquisition and exploration of the area comprised in this file. In August 2017, the Company successfully participated in the tender process and was awarded the opportunity to acquire 2,492 hectares of claims (the "Additional Property") from the Salta Provincial Energy and Mining Company ("REMSA"). In December 2017, the Company entered into a definitive agreement ("Final Agreement") with REMSA. On May 29, 2020, PPG and REMSA signed the Closing Deed, in which REMSA confirmed that PPG had strictly complied with each and every one of the obligations derived from the Contract and the 1st and 2nd Addendum Agreements, not having any claim against PPG, and that, consequently, once the remaining Payments were made, the contractual relationship that united them would be extinguished, thus extinguishing all the obligations of PPG towards REMSA. Final payment was executed on June 1, 2020, issuing REMSA a receipt for it on June 2, 2020. The Additional Property is strategically located contiguous to the Company's current claims.

1. As per the Final Agreement, the Company's commitment to REMSA for the Additional Property included the following:

1. a stage 1 spending commitment of US$15.54 million to maintain its interests and rights in the Additional Properties within twelve months of obtaining the Environmental Impact Report (obtained April 2018). This spending commitment was exceeded within the time frame stipulated in the Final Agreement;

2. a guarantee for the US$1.55 million required bond (obtained); and

3. US$3,000 per hectare for a total purchase price of US$7,476,150 to be paid as:

1. an initial payment of US$1,869,038 to REMSA (C$2,362,153 paid); and

2. payments of US$1,869,038 to REMSA on each of the first (C$2,522,864 paid), second, and third anniversary of the signing date of the Final Agreement. On December 18, 2019, REMSA agreed to suspend the terms of the agreement until five mining licences were registered to the Company. The five licences were registered with the Company in June 2020; as such, the Company paid the remaining US$3,738,076 (C$5,019,862) upon registration of the licences.

To secure a guarantee for the US$1.55 million bond required for the stage 1 spending commitment per the terms of the Final Agreement, the Company entered into an insurance contract in August 2017, which was renewed in August 2018 for an annual premium of approximately US$7,800 (C$10,365), and provided a guarantee to the insurance company over a bank deposit in the amount of US$300,000 (C$398,671), which was included in restricted cash. Having fulfilled the spending commitments, the US$300,000 deposit was returned to the Company in December 2019.

With the Company having completed all its obligations under the Final Agreement, the same was mutually terminated between PPG SA and REMSA on 29, May 2020.

4. Titles 09 to 13: these claims were filed within the REMSA area, which contained vacant mines and free areas. The award of the area on title 08 gave PPG a priority right to claim those vacant mines and free areas. As a result, titles 09 to 13 were claimed by PPG. All these titles have been fully granted to PPG.

5. Title 14: Through its Argentine subsidiary, PPG SA, the Company secured an additional 300 hectares of core salar mining rights at Pastos Grandes. Mining rights to the central salar property, Papadopulos XXXII (the "Papadopulos Property") are contiguous to the Company's holdings, and were fully granted by the Provincial mining authority, the Mining Court of Salta, to the Company.

6. Titles 15 to 26 and 32 to 34: these easements were claimed to obtain (i) surface usage rights on areas beyond the boundaries of PPG's claims and (ii) as well within PPG's mining concessions. In the case of Title 20, it was claimed in order to secure a stocking area next to the railway station in Pocitos. Even though PPG's mining concessions legally grant PPG priority to the use of the surface, a discussion with a potential claimant of easements within PPG's concessions wanted to be avoided. The easements are currently in the process of being granted. There is a possibility that those easements claimed on the surface of mining concessions that belong to third parties might be challenged by those third parties, since the Mining Court will notify them of the existence of PPG's claims. These notifications will open, if a challenge arises, a formal round of negotiations supervised by the Court, after which the Court will rule whether it grants the easement to PPG or not.

7. Titles 27 to 31: these claims were filed upon the liberation of these areas by the Mining Court. These are adjacent to the Pastos Grandes Project and awaiting the granting in full by the Mining Court. In the case of Title 30, it was claimed to secure the provision of aggregates during the construction and production stages of the Pastos Grandes Project.

8. Title 35: this mine was filled overlapping a camp easement that belongs to Ulex and a water easement that belongs to Borax, both borates companies, aiming to obtain the mineral rights under the surface, without disturbance to Ulex's nor Borax's operations. The Court has notified the companies of PPG's claims. PPG has not received to date notice of any submission made by these two companies. In case of opposition to our claim, the Court may notify a hearing to all parties in order to negotiate, or it could plainly reject PPG's claim.

9. Title 36: this claim was acquired from Mr. Castañeda on August 2, 2022, pursuant to an agreement which provides for the following instalments:

	DATE	USD	DUE
1	Signing	$250,000	02/08/2022
2	4 Months	$125,000	02/12/2022
3	4 Months	$125,000	02/12/2022
4	8 Months	$250,000	02/04/2023
5	12 Months	$250,000	02/08/2023
	Total	$1,000,000

Instalments 3, 4 and 5 are subject to the condition that a deed of transfer from Mrs. Romero to Mr. Castañeda is registered on title at the Court. This registration took place on February 9, 2023. Following this transfer, PPG is starting the process to sign the deed and have the title registered to it. This title is in a very early stage of the process, awaiting its full granting by the Court.

Title 37: this claim was filed upon the liberation of this area by the Mining Court. Many claimants filled for this area on the same date and time as PPG. Consequently, the Court will eventually notice all claimants to a hearing where a lottery of the area will be conducted, and the area awarded to the drafted claimant.

Royalties

In addition to certain royalties mentioned above, the Argentine federal government regulates ownership of mineral resources, although mineral properties are administered by the provinces. In 1993 the federal government established a limit of 3% on mining royalties to be paid to the provinces as a percentage of the "pit head" value of extracted minerals. ANG is expecting a 3% royalty payable to the Salta Province based on earnings before income tax if a brine mining operation is established

HISTORY

Borate mining has taken place in the general vicinity of Salar de Pastos Grandes since the early 1960s. Borax Argentina, recently divested by Allkem, extracts colemanite, hydroboracite, and ulexite from the Sijes Formation located on tenements situated on the southern and eastern edges of the Pastos Grandes basin. These minerals are processed at the Sijes borates plant.

In 1979, DGFM (a state-owned Argentine arms manufacturer) conducted a lithium exploration program that covered several salars in north-western Argentina, including Salar de Pastos Grandes. The exploration included surface mapping and sampling of six brine samples from surface, eight from hand-dug pits, and four from streams around the Salar. The sampling campaign found lithium and potassium concentration anomalies with average values of 384 parts per million (ppm) Li and 4,066 ppm K for the pit samples, and 327 ppm Li and 3,518 ppm K for the surface samples. The stream samples reported lithium concentration below detection limits.

In 1987 ULEX began borate production at the Sol de Mañana Mine in the south-eastern portion of the Salar near the Rio Sijes reaching a production of near 1,000 tonnes of colemanitehydroboracite- ulexite per year (Hains et al., 2018). Tramo SRL has mined borates (colemanite) at the Quebracho property on the southern border of Salar de Pastos Grandes and common salt (halite, NaCl) on the Salar's surface since 2006. Other smaller mining companies have also carried out salt exploitation over various properties in the Salar.

During 2011 and 2012, Eramet through its subsidiary Eramine Sudamerica SA ("Eramine") carried out exploration activities in the Salar including geophysical surveys (VES, TEM and CSAMT campaigns, all as defined below), drilling (exploration and production wells to maximum depth of 160 m), testing, and geochemical sampling. This work has been referred to as the Stage One of investigation of the Pastos Grandes Project and identified a lithium-enriched brine aquifer with lithium concentrations ranging between 330-560 mg/L and a ratio Mg:Li of between 5.35 - 7.87.

LSC Lithium Corporation ("LSC Lithium") undertook an exploration program between 2016 and 2018 focused on the western and central portion of Salar de Pastos Grandes with a reported mineral resource estimate in 2018 of Measured and Indicated resources of 344 kt Li and of Inferred Resources of 58kt Li.

Millennial conducted an extensive program of field work across de Salar from 2016 to 2021 known as the Stage Two and Three investigations of the Pastos Grandes Project. These programs delineated Measured and Indicated resources of 4,120 Kt of LCE (Montgomery & Associates 2019). A positive NI 43-101 Feasibility Study (FS) was completed (Worley 2019) for a 24 KTPY battery lithium carbonate production plant with a 40-year mine-life using conventional lithium processing technology based on 943 Kt of proven and probable Mineral Reserves. In January of 2022 LAC completed the acquisition of Millennial including the Pastos Grandes Project. LAC is not treating the mineral reserve estimate as a current mineral reserve estimate and no qualified person has done sufficient work to classify this historical mineral reserve estimate as a current mineral reserve. While the mineral reserve estimate was reported in accordance with CIM categories, the qualified person is unable to verify the relevance and reliability of the estimate at this time. LAC is currently carrying out additional works, engineering and other optimization studies with the view of publishing an updated technical report supporting the economic and other parameters for the project. In addition, as part of the foregoing work LAC anticipates conducting additional work to evaluate consolidating the Pastos Grandes basin to include potential upside from the Sal de la Puna Project

Centaur Resources ("Centaur") carried out lithium exploration activities on the 'Alma Fuerte' mining claim of its Sal de la Puna Project immediate to the south and east of the LAC mining claims during 2018/2019. This program included drilling of three boreholes including a pumping well to around 600 m depth, pumping tests, and seismic & TEM geophysical surveys. On October 19, 2021, AMSA announced the results of the maiden mineral resource estimate (effective as of September 9, 2021) conducted on its Sal de la Puna Project. An Inferred mineral resource of 560,000 t LCE was defined on the Almafuerte property. The resource estimate utilised ordinary kriging for estimation of the lithium and other element concentrations. The porosity model was developed using geological logs and inverse distance squared estimation of natural gamma log data from holes, which was used to constrain the distribution of an upper halite unit and a lower clastic sediment unit. The halite unit thickens to the east across the Almafuerte property and a hard boundary for porosity data was applied at the contact.

The block model was developed with dimensions of 500 x 500 x 20 m (E, N, RL respectively). The plan dimensions were chosen as they are around a third of the drill hole spacing, and the shorter vertical dimension was chosen to reflect downhole data spacing. The search criteria used for the brine assay ordinary kriging estimates consisted of 2,000, 4,000 and 7,000 m and 100, 100 and 300 m in the horizontal and vertical respectively between the first and third estimation passes.

SDLP Project Lithium Resource

Volume Sediments (m3)	Specific Yield Porosity	Volume Brine (m3)	Brine litres	Li (mg/l)	K (mg/l)	Mg (mg/l)	B (mg/l)	grams lithium	Tonnes Li
3,735,000,000	6.25%	230,000,000	230,000,000,000	460	3,894	2,490	619	1.058E+11	106,000

SDLP Project Lithium Resource

Tonnes Li	Tonnes LCE
106,000	560,000

GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT TYPES

Regional geology

Tectonic Context

The main lithium-containing region of South America is in the Puna Plateau of the central Andes. The Puna Plateau is approximately 2,000 km long, 300 km wide and has an average elevation of 3,700 masl. The eastern volcanic arc and centres have been active from the Miocene to the present and are the source of mineralized fluids throughout the plateau. The uplift of the Puna Plateau is the result of the crustal shortening that occurred in the Tertiary and magmatic accumulation.

The section of the Puna which developed in Argentina shows distinct features of the Altiplano than those seen in Bolivia and Peru. This zone can be divided into Southern Puna and Northern Puna according to their relative position with respect to the Olacapato lineament. This lineament corresponds to a regional megafracture on a WNW-ESE course that crosses other geological provinces of the Andean axis. The observed geological differentiation in the upper crust is a response to the deep segmentation of the subducted Nazca plate which would condition a different metallogenic development. The southern Puna is considered the plateau region associated with the volcanic arc developed between 24" and 27" S and the Northern Puna to the region between 24" and 22" S.

The volcanic arc limits the Puna hydrological basin to the west while the Eastern Cordillera limits this basin to the east. Towards the Puna Austral (Southern Puna), a combination of east-west striking volcanic chains with uplifted blocks caused by north-south striking reverse faults limit numerous hydrological sub-basins, with numerous and extensive salt flats covering their bases, frequently surrounded by important alluvial systems. Thick sections of Neogene strata (up to 5 km) are present within depositional basins, which contain evaporites (mainly halite, gypsum, and borates) and alluvial clastic material with smaller tuff horizons. Exposed Neogene strata is present along the margins of the salars due to reverse faulting or as intra-basin uplift within the salt flats.

Stratigraphy

The units that outcrop in the region correspond only to rocks of Ordovician and Cenozoic age. The Ordovician outcrops are represented by leptometamorphic shales and greywackes, green to grey, strongly folded and fractured that make up the Cordón de Copalayo, on the western flank of the depression, as well as its basement. Additionally, Ordovician plutonites and metamorphites assigned to the Oire Eruptive Complex are found in a conspicuous northern prolongation of the Oire ridge and on the eastern edge of the depression.

In strong angular unconformity and with an inclination towards the east, a thick sequence of tertiary continental sedimentary rocks developed which outcrop across the width of the basin (17 km), although in many cases without continuity. Based on chromatic and lithological differences, these tertiary sedimentary rocks can be subdivided into Fm Geste, Fm. Pozuelos and Fm. Sijes, components of what are called the Pastos Grandes Group. Alonso and Gutierrez (1986) identified the Fm. Singuel and separated it from the top originally assigned to the Fm. Sijes of this thick sequence of sparsely consolidated conglomerates with increasing gradation.

Structures

The dominant structures in the Puna trending N-S to NNE-SSW are generally compressional or transgressive in nature formed mainly during the Neogene. Other structures are lineaments of regional magnitude, transversal to the Andean strike with a northeast and northwest direction along with displacements that occur in the strike direction and changes in the orientation of the Neogene folds and faults as well aligned volcanic flows of Cretaceous, Miocene-Pliocene and Quaternary ages. Some of the transversal lineaments have a well-documented pre-Cenozoic history, such as the Calama-El Toro-Olacapato lineament. South of this lineament, the deepest levels of the crust are exposed in both the Puna and Calchaquenia suggesting that the pre-Neogene deformation was dominated by vertical movements, descending towards the north. In addition, immediately north of the lineament, the western edge of the Cretaceous rift basin undergoes a marked westward displacement.

Local Geology

Based on the lithological descriptions of the drill core and cuttings together with the interpretation of the available geophysical information and field observations five major geological units were defined and correlated, these units were incorporated into a 3-D geological model of the Pastos Grandes sub-basin. The geological units are described hereafter:

Fluvial/Alluvial Unit

The Fluvial/Alluvial Unit is characterized by a heterogeneous sequence of alluvial and fluvial sediments of variable texture, dominated by clastic sediments formed by gravel and sand that surround the Salar. These fractions may present low proportions of fine sediments (sands or clays) which develop mainly along the northern and southern edges of the Salar de Pastos Grandes, prograding in depth towards the center, to interdigitate with finer silt sediments formed by clay and sandy clays from the Central Clastics Unit.

Upper clay unit (Blanca Lila Formation)

Formed by a superficial sequence of clays with a wide distribution in the center-south of the basin, as well as in the western margins where, according to field observations, it occurs in outcrop. This clay dominated unit intercalates with layers of evaporites, halites and borates, while in the bibliography travertine and tuff horizons were also described.

Saline/Lacustrine unit

Immediately below the Blanca Lila Fm and in the north-central sector from the surface, a thick halite sequence is recognized. This Unit is characterized by a massive and compact halite body with the presence of interstitial clastic material and occasional intercalations of finer levels of clay. The average thickness of this Unit is ranges between 200 m and 300 m, reaching maximum thicknesses of 700 m in the central-eastern sector of the basin, which is interpreted as an ancient depocenter.

Central clastic unit

This Unit consists of clay and clayey sands and occurs within the central sector of the basin underneath the halite deposits. This Unit is poorly characterized due to limited and low quality borehole information, but seems to represent a distal sector of an alluvial fan and its interaction with marginal lacustrine deposits of the Salar. Additional core drilling is planned during 2023 to improve the hydrogeological characterization of this Unit.

Base Breccia/Gravels unit

Based on Millennial's lithological description, a sedimentary breccia unit of coarse fragments of silicified conglomerate and ignimbrites was recognized in borehole PGMW19-21. This Unit corresponds to intermixed levels of sand and gravel with a thickness of 200 m on the western edge of the basin and deepening towards the north-central limit of the model where due to limited information its thickness becomes uncertain.

Mineralization

The brines from Pastos Grandes are solutions saturated in sodium chloride with an average concentration of total dissolved solids ("TDS") of 302 g/L and an average density of 1.19 g/cm3. The other components present in the Pastos Grandes brine are K, Li, Mg, SO4, Cl and B with relatively low Ca. The brine can be classified as a sulphate-chloride type with anomalous lithium. Lithium concentrations in Salar de Pastos Grandes have an average value of 392 mg/L, with some samples reaching up to 700 mg/L.

The table below shows a breakdown of the principal chemical constituents in the Pastos Grandes brine including maximum, average, and minimum values, based on 605 primary brine samples collected between 2017 and 2022.

Maximum, average and minimum elemental concentrations of the Pastos Grandes brine

	B	Ca	Cl	Li	Mg	K	Na	SO4	Density
Units	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	g/cm3
Maximum	938,00	1707	196.869	701.00	5.130	6.660	130.032	13.998	1.22
Average	557,62	821	169.838	391,76	2.257	3.733	102.381	7.547	1.19
Minimum	20,20	11,00	116,00	8,75	23,20	18,00	196,00	12,00	1,00

Brine quality is evaluated through the relationship of the elements of commercial interest, such as lithium and potassium, with those components that constitute impurities, such as Mg, Ca and SO4.

The calculated ratios for the averaged chemical composition are presented in the table below.

Table: Average values (g/L) of key components and ratios for the Pastos Grandes brine

K	Li	Mg	Ca	SO4	B	Mg/Li	K/Li
3,730	390	2,260	820	7,550	560	5.76	9.53

Hydrogeology

Salar de Pastos Grandes is a mature salt flat with a well-developed halite crust. In the central portion of the salar, the crust can reach a thickness of several hundred meters with a thin clay layer that is constantly being generated through evaporation in the shallower beds. The Salar is the lowest topographic point in the Pastos Grandes Basin. The salt flat itself is surrounded by alluvial fans which drain into the Salar and tertiary rocks that may act as impermeable boundaries, although further hydrogeological characterization work of the Tertiary is recommended. The surface of the Salar in the north is composed of mainly chloride facies (halite crust) with active evaporation occurring since the brine level occurs within 5 cm from the surface. The Salar surface in the south is covered by the Blanca Lila Fm with an average thickness of 3 m. Depth to brine in the southern part of the Salar is between 3 m and to 4 m, below the evaporation extinction depth that is estimated around 2.5 m.

Based on the interpretation of drilling and testing work in the basin, four hydrogeological units have been identified and are described below:

1. UH-1 Fine Grained Shallow Deposits: These sediments belong to the Blanca Lila formation and are in conformity with the underlying Saline Lacustrine Unit, reaching a maximum thickness of 30 m in the northeast of the Salar. Because of the fine texture, permeability and storage properties for this Unit are estimated to be low with a hydraulic conductivity (K) ranging between 0.1 - 0.01 m/d, a specific storage (Ss) of 1x10-6 1/m and drainable porosity below 2%. Geophysics and field sampling suggests that this Unit is saturated with brine inside the Salar and with brackish water around the margins.

2. UH-2 Evaporitic Deposits: Massive evaporitic unit intercalated with lenses of fine-grained sediments that can have a thickness up to 700 m. This relatively homogeneous Unit includes the saline lacustrine material that forms the surface of the salar nucleus and is overlain by the Blanca Lila Fm (UH-1) in the south. Based on drilling and testing results this Unit has a relatively low permeability and could limit hydraulic connectivity between the upper and deeper hydrogeological units in the basin. The hydraulic conductivity of this Unit is estimated to be lower than 0.01 m/d, the specific storage is estimated to be near 10-6 1/m and the specific yield could reach 4%. Geophysics and field sampling suggests that this Unit is saturated with brine.

3. UH-3 Alluvial and Colluvial Deposits: This hydrogeological unit includes the alluvial fans identified at the margins of the Salar which are composed of unconsolidated gravels and sand. This Unit overlies and is in lateral contact with UH-2 and locally interfingers with UH-4. The hydraulic conductivity ranges between 30 m/d and 50 m/d. The average drainable porosity is 14%. Groundwater flow in the Alluvial and Colluvial Deposits is generally unconfined; however, locally semi-confined to confined flow conditions occur where this unit is overlain by UH-1 and UH-2. The unit hosts freshwater resources in the alluvial fans on higher ground above the margin of the Salar and significant brine resources in the southern portion of the Salar where it is partially overlain by UH-1

4. UH-4 Lower Deposits: Overlaying basement rock, this hydrogeological unit includes the Central Clastics and Base Gravels. It is composed of sandy gravels with a high fraction of fine material in a sedimentary matrix and some clayey to silty lenses that decrease the bulk vertical hydraulic conductivity. This unit is constrained to the central portion of the basin, underlies UH-2, and is in lateral contact with the unconsolidated deposits of UH-3. The hydraulic conductivity of this unit is estimated to range between 0.1 - 1 m/d, the specific storage at 10-6 1/m, and the drainable porosity near 8%. This unit forms part of the confined lower brine aquifer from which future brine production will likely not affect the freshwater resources hosted in the alluvial system due to the overlying low-permeability halite unit.

EXPLORATION

Various exploration programs were completed in Salar de Pastos Grandes between 2011 and 2021 by various owners prior to LAC.

Surface brine sampling

In 2011, Eramet took a total of nine samples from shallow hand-dug auger holes within the eastern section of the Salar and the wetlands. Three brine samples toward the west of the Salar had lithium concentrations near 600 mg/L and potassium concentrations near 7,000 mg/L while samples at the centre of the Salar had lithium and potassium concentrations near 200 and 2,000 mg/L, respectively. LSC completed a second surface sampling program in 2016 which included 11 sampling sites (shallow brine bodies and hand dug pits) with similar results as Eramet in 2011. The results of the brine chemistry analysis of these samples were not used in this current resource estimate due to the uncertainty related with the quality of the sampling protocols.

Geophysical studies

Eramet (2011-2013)

Eramine carried out a Transient Electromagnetic ("TEM"), Vertical Electrical Soundings ("VES"), and Controlled Source Audio Magnetotellurics ("CSAMT") surveys in Salar de Pastos Grandes between 2011 and 2013. No information is available for the TEM survey. The objectives of these surveys were to map the occurrence of brine versus freshwater, and the distribution and relative continuity of lithological units.

Millennial exploration (2017 - 2019)

VES survey (2017)

Millennial conducted a VES survey in 2017 focused on the alluvial deposits in the northern portions of the Salar. This study included 10 VES stations which were interpreted into 3 vertical sections to map the saline interphase, identify potential brine resources in the north, and help define new exploration drilling sites.

Seismic survey (2018-2019)

Millennial carried out a two-phase seismic investigation program during 2018-2019 to help refine the understanding of the lithology in the Salar and help define new exploration targets. The seismic tomography survey provided valuable information on the vertical distinction and lateral continuity of lithological layers. Additionally, several structures were interpreted, especially in the north to south profile, suggesting north to northwest dipping beds.

Downhole temperature and electrical conductivity surveys

Down-hole electrical conductivity profiling was conducted in boreholes PGMW16-02, PGMW17-04b, PGMW17-05c, PGMW17-07d, and PGMW17-11 which were completed with 2-inch diameter PVC casing on completion of drilling. Temperature and electrical conductivity were recorded at 3 m intervals using an In-Situ brand Aquatroll 100 downhole probe and brine samples were taken to measure laboratory density. The results showed a reasonably good correlation between the Aquatroll specific conductivity and the laboratory density measurements on the depth-specific samples.

LSC exploration (2017 - 2018)

VES survey (2017b)

LSC Lithium carried out a VES study in 2017 to map lithology and the freshwater/ brine interface. The survey consisted of 13 soundings. The results of this survey identified five geoelectrical units: 1) conductive gravels and sands; 2) a semi-conductive fine grained unit (silt and clays and/or halite gypsum and borates), probably related to the Blanca Lila Fm; 3) a highly conductive zone of evaporates and mixed halite/clastics saturated with brine; 4) a more resistive layer representing again the Blanca Lila Fm or other Tertiary sequences and; 5) a resistive zone interpreted as the hydrogeological basement composed of thick clastic facies (conglomerates) and/or facies of volcanic rocks (andesites).

Seismic survey (2018)

LSC undertook a seismic tomography survey consisting of six lines for a total of 15 km. The interpretation of the results of this survey was based on a combination of literature values, regional geological information and specific correlation to boreholes SPG-2017-02B and SPG-2017-04A and is summarized below.

To the west of the Salar seven seismic units were identified without structure to a depth of 600 m: 1) dry alluvial deposits; 2) halite crust; 3) saturated sand, clay and/or organic material; 4) crystalline halite; 5) saturated sand, clay and/or organic material; 6) gravels and 7) breccia.

To the center and east of the Salar 11 seismic units were identified without structure to a depth of 600 m, from top to bottom: 1) dry to partially saturated sediments and alluvial material (saturated sand, clay and/or organic material); 2) halite crust; 3) saturated sand, clay and/or organic material; 4) halite with scarce matrix; 5) halite with abundant matrix; 6) halite with scarce matrix; 7) sand; 8) alternation of halite and sand bands; 9) gravel, sand and/or clay; 10) halite with interbedded sand; 11) gravel and/or sand.

Centaur/AMSA exploration (2018 - 2022)

TEM survey (2018)

Centaur conducted several TEM surveys to evaluate the presence of brine beyond the margins of the Salar in the Corral Colorado river valley, the Sijes subbasin, and in the southern portion of the Salar. The TEM lines in the north and east confirmed the existence of a deeper conductive anomaly associated with brine and the overlaying freshwater hosted in the alluvial sediments. The southern lines over the Blanca Lila Fm showed a conductive unit close to the surface interpreted as the halite unit saturated with brine, based on drilling.

Passive seismic survey (2019)

A passive seismic survey was conducted by Centaur in 2019 to map basement and confirm interpreted fractures to the south and east of the Salar. This study consisted of 78 stations arranged in 10 east-west orientated lines (see figure directly above). The survey did not consistently identify basement rocks due to depth and the poor seismic contrast between the massive halite body and basement rocks.

TEM survey (2022a)

AMSA carried out a TEM survey during 2022 along the eastern boundary of the Salar to refine the delineation of the overburden and hydrogeological basement, and to further investigate the freshwater/brine interface in this portion of the Salar based on Centaur's 2018 survey. The survey helped identify the limit between the unconsolidated sediments and basement rock. These results and interpretations were correlated to lithological information of boreholes DD-01, DD-02 and DD-03.

LAC exploration (2022)

ERT survey (2022b)

LAC conducted an ERT survey to refine the delineation of freshwater resources suitable for industrial water supply in the alluvial deposits in the north-eastern portion of the Pastos Grandes Project. The survey consisted of 12 lines with a vertical maximum resolution of 160 m - 200 m.

Three geoelectrical units were identified 1) fine grained sediments with abundant interstitial clay and saturated with brine of high electrical conductivity; 2) fine to coarse grained sediments saturated with water; and 3) medium to coarse grained sediments partially or not saturated.

DRILLING

Three drilling campaigns have been carried out since 2011. Eramet conducted the first exploration program in 2011 including 11 shallow exploration boreholes ("SW" series), two diamond drill holes (DW01PGDDH and DW02PGDDH), four shallow exploration holes completed with 6-inch diameter casing ("PMP" series), and three exploration wells of varying depths completed with 6-inch diameter casing (DW03PG, DW04PG, DW05PG). Detailed information of these boreholes has not been published and is mostly unavailable, although maximum depths reached at this stage rarely exceeded 100 m. The second and third campaign conducted by Millennial included 32 brine exploration boreholes (PGMW16-01 through PGMW19-22), 6 freshwater exploration wells (PGWW18-01 to PGWW19-06) and 4 brine production wells (PGPW16-01 to PGPW18-17) with drilling depths of up to 600 m. Most of the monitoring wells were completed as piezometers with 2-inch diameter PVC slotted casing, while production wells were constructed with 6 to 8-inch diameter screened casing.

AMSA and Centaur carried out drilling programs on the Sal de la Puna Project in between 2018 and 2022. These programs consisted of two diamond core holes (DD-01 and DD-02), five combination core /rotary holes (PP-01-2018, PP-02-2018 and R-01 through R-03), two production wells (PP-03-2019 and PW-1), and several piezometer installations.

The objectives of the drilling program can be broken down into three general categories:

• Exploration drilling to allow the estimation of "in-situ" brine resources: The drilling methods were selected to allow for 1) the collection of continuous cores to prepare "undisturbed" samples from specified depth intervals for laboratory porosity analyses and 2) the collection of depth-representative brine samples at specified intervals. Additional details of the sampling process can be found in the following chapters 11 and 12 of this report.

• Test well installations: 8 rotary holes (PGPW16-01 to PGPW18-17; PGWW18-01 to PGWW19-03, and PW-1) which were drilled and completed as production wells to carry out pumping tests and additional selective brine sampling. Monitoring wells were installed adjacent to most of these production wells for use during the pumping tests as observation points.

• Pumping tests: Eight pumping tests have been completed in the Salar of Pastos Grandes. These tests included three short-term tests (PGWW18-02, PGWW19-02 and PGWW19-03), each lasting about one day and conducted on freshwater wells; three three-day tests conducted on brine wells (PGPW16-01, PGPW18-15 and PGPW18-17); and two long-term pumping tests (PGPW16-01 and PGPW17-04) with 23= and 30=day duration.

The table below provides summary information of the completed boreholes from 2016-2022:

Summary boreholes information

Borehole	East (m)	North (m)	Elevation (masl)	TD (m)	Method	Year	Completion
							Diameter (inches)	Screened interval (m)
PGMW16-01	3,429,218	7,283,662	3,775.60	190	DDH	2016	2"	8.6-91.7
PGMW16-01b	3,429,221	7,283,655	3,775.60	355	MR	2016	2"	0-283.6
PGMW16-02	3,427,731	7,283,257	3,785	400	DDH/MR	2016	2"	8.5-386.9
PGMW17-03	3,428,367	7,283,805	3,773.6	154	DDH	2017	-	-
PGMW17-04	3,427,853	7,280,921	3,789.80	245,5	DDH	2017	-	-
PGMW17-04b	3,427,849	7,280,949	3,786.90	564	DDH/MR	2017	2"	4.2-206.0
								211.6-389.4
								395.0-519.5
PGMW17-05	3,428,922	7,281,677	3,773.9	121	DDH	2017	-	-
PGMW17-05b	3,428,927	7,281,683	3,773.9	387	DDH	2017	-	-
PGMW17-05c	3,428,918	7,281,672	3,773.9	601	MR	2017	2"	14.2-180.6
								186.6-371
PGMW17-06	3,429,497	7,281,016	3,785	455	DDH/MR	2017	-	-
PGMW17-06b	3,429,497	7,281,016	3,785	424	MR	2017	-	-
PGMW17-06c	3,429,497	7,281,016	3,785	571	MR	2017	-	-
PGMW17-07	3,426,888	7,282,228	3,763.1	203,3	DDH	2017	-	-
PGMW17-07b	3,426,888	7,282,228	3,763.1	203,3	MR	2017	-	-
PGMW17-07c	3,426,888	7,282,228	3,763.1	412	DDH/MR	2017	-	-
PGMW17-07d	3,426,901	7,282,217	3,763.1	510	MR	2017	2"	12-17.95
								29.70-249.88
								261.64-499.73
PGMW17-08	3,429,941	7,281,596	3,785	425,5	DDH	2017	-	-
PGMW17-08b	3,429,941	7,281,596	3,785	446	MR	2017	-	-
PGMW17-09	3,428,156	7,283,107	3,785	595	DDH/MR	2017	2"	11.7-198.8
								204.7-397.3
								403.3-583.0
PGMW17-10	3,429,822	7,283,569	3,773.7	601	DDH/MR	2017	-	-
PGMW17-11	3,429,826	7,285,591	3,817.60	568	MR	2017	2"	278.95-546.66
PGMW18-12	3,428,224	7,280,087	3,787.70	554	MR	2018	2"	71.61-543.61

Borehole	East (m)	North (m)	Elevation (masl)	TD (m)	Method	Year	Completion
							Diameter (inches)	Screened interval (m)
PGMW18-13	3,428,223	7,278,696	3,795.30	559	DDH/MR	2018	2"	82.49-314.85
								320.81-553.16
PGMW18-14	3,428,234	7,277,357	3,797.10	635	MR	2018	2"	70.79-313.69
								319.66-628.57
PGMW18-15	3,426,687	7,278,678	3,792.70	594	MR	2018	2"	74.23-321.96
								327.85-587.38
PGMW18-16	3,429,618	7,279,568	3,790.40	641	MR	2018	2"	73.19-321.38
								327.28-629.08
PGMW18-17	3,426,685	7,280,094	3,767.50	605	MR	2018	2"	17.63-129.24
								135.21-170.61
								200.43-306.32
								312.28-595.05
PGMW18-18	3,426,656	7,277,421	3,798.70	605	MR	2018	2"	8.35-273.46
PGMW18-19	3,429,083	7,280,529	3,787.70	602	MR	2018	-
PGMW18-20b	3,430,661	7,279,511	3,777.30	575	MR	2018	2"	0.40-64.79
								111.99-336.11
PGMW19-21	3,426,079	7,279,867	3,784.50	574,3	DDH/MR	2019	2"	26.15-285.16
								291.01-567.71
PGMW19-22	3,431,009	7,288,304	3,832.50	464,5	DDH/MR	2019	2"	37.8-363
PGPW16-01	3,429,204	7,283,655	3,775.60	351	MR	2016	6"	20-351
PGPW17-04	3,427,842	7,280,941	3,788.50	475	MR	2017	6"	113.37-464.31
PGPW18-15	3,426,687	7,278,707	3,792.70	610	MR	2018	6"	76.88-592.8
PGPW18-17	3,426,666	7,280,153	3,767.50	606	MR	2018	8"	50.43-594.4
PGWW18-01	3,428,857	7,286,244	3,781.20	42	MR	2018	6"	4-34
PGWW19-02	3,431,200	7,288,950	3,874.70	62	MR	2019	6"	29.53
PGWW19-03	3,431,279	7,287,953	3,821.70	62	MR	2019	6"	17-53
PGWW19-04	3,431,032	7,288,305	3,831.50	62	MR	2019	-	-
PGWW19-05	3,430,916	7,287,889	3,844	62	MR	2019	-	-
PGWW19-06	3,430,545	7,288,054	3,842.50	62	MR	2019	-	-

Borehole	East (m)	North (m)	Elevation (masl)	TD (m)	Method	Year	Completion
							Diameter (inches)	Screened interval (m)
PP-01-2018	3,427,028	7,275,405	3,805,70	611	MR	2019	2"	No data
PP-02-2019	3,427,171	7,273,819	3,772,50	650	MR	2019	2"	No data
PP-03-2019	3,428,251	7,276,673	3,803,2	542	MR	2019	10"-212-8"	No data
DD-01	3,429,329	7,278,639	3,793,5	700	DDH	2022	2"	6m every 12m
DD-02	3,427,651	7,275,815	3,802,50	646	DDH	2022	2"	380-440
R-01	3,434,507	7,279,732	3,794,70	601	MR	2022	2"	497-515
R-02	3,435,359	7,283,016	3,813	411	DDH/MR	2022	2"	6m every 12m
R-03	3,435,050	7,288,856	3,836	617	MR	2022	2"	18m every 18m
PW-01	3,427,651	7,275,815	3,802,50	503	MR	2022	10"-200-8"	350-500

Hydraulic testing

Millennial completed eight pumping tests between 2017 and 2019. These tests included three one-day tests on the freshwater wells; three three-day tests on brine wells; and two long-term pumping tests (23- and 30-day duration) also on brine wells.

Brine Well Pumping Tests

PGPW16-01 (2017)

A 3-day pumping test was carried out on well PGPW16-01 at an average pumping rate of 27.7 L/s. The configuration of the test and its results are shown in the table immediately below. The production well is screened across the saline halite unit and the underlying brine aquifer. This test included four observation wells but only SW03PG-1 (without completion information) reacted to pumping. Drawdown and recovery data were interpreted, respectively with Cooper & Jacob (1946) and Theis (1935) recovery solutions leading to a hydraulic conductivity (K) estimate of about 3 m/d.

Summary of pumping test PGPW16-01 (2017)

PGPW16-01 (2017)
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW16-01	P	27.7	3	Mixed halite, sand, silt	224	9.04	C&J	1.100	4.91
							Theis Rec.	500	2.23
SW03PG-1	O			Mixed halite, sand, silt	#N/D	1.19	C&J	1.100	#N/D
							Theis Rec.	1	#N/D

PGPW17-04

A 23-day pumping test was completed on PGPW17-04 at a pumping rate of 15.23 L/s in 2019. The production well is screened across halite, sand, and silt; because of the low permeability of the halite it is believed that the drawdown response is mainly related to the unconsolidated clastic sediments beneath it. Drawdown data during the pumping stage was discarded due to an apparent non-related water level recovery observed during test. Therefore, only recovery data were adjusted to the Theis (1935) recovery solution, leading to a transmissivity estimate of 40 m2/d, or a hydraulic conductivity 0.12 m/d assuming a saturated thickness of 329 m. The configuration of the test and its results are shown in the table immediately below.

Summary of pumping test PGPW17-04

PGPW17-04
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW17-04	P	15.23	23	Mixed halite, sand, silt	329	57.11	Theis Rec.	40	0.12

PGPW18-15

A pumping test (variable and constant rate, and recovery) was carried out in PGPW18-15 during April of 2019. The well was screened in the same lithological unit as PGPW-17-04. The configuration of this test and its results are shown in the table immediately below. Water levels during the test were also monitored in PGMW18-15. The hydraulic conductivity was estimated to range between 0.15 - 0.22 m/d.

Summary of pumping test PGPW18-15

PGPW18-15
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW18-15	P	24.1	3	Mixed halite, sand, silt	456	38.7	C&J	90	0.2
							Theis Rec.	70	0.15
PGMW18-15	O			Mixed halite, sand, silt	453	6.5	Theis	100	0.22

PGPW18-17

A three-day pumping test was conducted on well PGPW18-17 well with an average pumping rate of 19.4 L/s. The configuration of the test and its results are shown in the table immediately below. Drawdown data was measured only in the pumping well and was adjusted to the Cooper and Jacob (1946) and Theis (1935) recovery solutions. The estimated hydraulic conductivity ranges between 0.17 - 0.22 m/d, which is consistent with previous results for the same lithologies in the Salar.

Summary of pumping test PGPW18-17

PGPW18-17
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW18-17	P	19.4	3	Mixed halite, sand, silt	589	30.31	C&J	130	0.22
							Theis Rec.	100	0.17

PGPW16-01 (2019)

A 15-day pumping test was conducted on well PGPW16-01 at an average pumping rate of 23.2 L/s during Mau 2019. The results of this 2019 test are summarized in the table immediately below and are quite similar to the results of the 2017 test. Drawdown and recovery data were interpreted with the Theis (1935) recovery solution, leading to a hydraulic conductivity estimate of about 2 m/d.

Summary of pumping test PGPW16-01 (2019)

PGPW16-01 (2019)
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW16-01	P	23.2	15	Mixed halite, sand, silt	224	15.15	Theis Rec.	400	1.79

Pumping tests conducted in freshwater wells

PGWW18-01

A variable rate and a 1-day constant rate tests with an average flow rate of 0.85 L/s was carried out on well PGWW18-01 in May 2019. No hydraulic parameters could be obtained from this test because of the short test duration and the low pumping rate as shown in the table immediately below.

Summary of pumping test PGWW18-01

PGWW18-01
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGWW18-01	P	0.85	1	Gravels and sands	10.96	5.13	-	-	-

PGWW19-02

Well PWGWW19-02 was pump tested in 2019 (a variable rate, a constant rate and a recovery). The layout of this test and results are shown in the table immediately below. Drawdown and recovery trends were adjusted with the Cooper and Jacob (1946) and Theis (1935) recovery solutions, respectively. Estimated hydraulic conductivity values ranged from 20 to 60 m/d which is considered reasonable for these types of coarse-grained unconsolidated sediments. The pumping test configuration didn't include observation wells; therefore, no storage estimates could be obtained.

Summary of pumping test PGWW19-02

PGWW19-02
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGWW19-02	P	24	0.8	Gravels and sands	15.5	5.32	C&J	1.6	66.67
							Theis Rec.	500	20.83

PGWW19-03

A variable rate, constant rate test and recovery test were carried out on Well PWWW19-03. The layout of this test and main results are shown in the table immediately below. Drawdown and recovery trends were adjusted with the Cooper and Jacob (1946) and Theis (1935) recovery solutions, respectively. Estimated hydraulic conductivity ranges from 6 to 11 m/d, which is reasonable for this type of coarse-grained unconsolidated sediments with a higher fine fraction. The pumping test configuration didn't include any observation wells; therefore, no storage estimates could be obtained from this test.

Summary of pumping test PGWW19-03

PGWW19-03
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGWW19-03	P	3.41	1	Gravels and sands	36	3.46	C&J	250	6.94
							Theis Rec.	400	11.11

SAMPLING, ANALYSIS, DATA VERIFICATION

Millennial drainable porosity analysis (2016-2019)

Samples were obtained from 'undisturbed' core during the 2016-2019 Millennial drilling programs and analysed for drainable porosity by Core Laboratories-Petroleum Services in Houston, Texas ("Corelabs"). In addition, rotary drill cuttings were sent to Geosystems Analysis in Tucson, Arizona ("GSA") for repacking, triaxial testing, and drainable porosity analysis.

Both Corelabs and GSA offer advanced petrophysical and geological analysis and interpretation services for core samples. These laboratories operate in compliance with ISO 9001:2008 Certification ensuring that processes and procedures adhere to internationally recognized quality standards. The analytical procedures for determining drainable porosity for each laboratory are further described below.

Corelabs drainable porosity analysis are based on centrifuge methodology and involve the following:

1. 38 mm (1.5-inch) diameter cylindrical plugs were cut from the sample material.

2. Samples were frozen with dry ice to maintain their integrity, if required.

3. Sample weight and thickness were measured.

4. The plugs were encapsulated in Teflon and nickel foil as required, and nickel screens were placed on the ends of the plugs. The encapsulated samples were then weighed.

5. Bulk density was calculated as: (Mass of plug before encapsulation) / (Calliper bulk volume).

6. The plugs were placed in brine and saturated under vacuum to ensure full saturation. Corelabs utilized a standard sodium chloride brine with a NaCl concentration of 244,000 ppm with a density of 1.184 gm/cm3.

7. The weight of the saturated cores was recorded.

8. The samples were desaturated in a high-speed centrifuge for 4 hours. Spin rates were calculated to provide a drainage pressure of 1 pound per square inch (psi) for poorly cemented or loose sands and 5 psi for clay and halite.

9. The drainage was collected, and the volume was recorded. The effluent was saved for possible analysis. However, it should be noted that the fluid collected from these cores may not be representative of in situ brines if re-saturation with NaCl was required.

10. Plugs were removed from the centrifuge and weight was recorded. Drained fluid volume was calculated as: (saturated plug weight - drained plug weight) /1.184. Drainable porosity was calculated as (Drained fluid volume) / (Calliper bulk volume).

11. Total porosity was calculated after drying the samples for 5 days at 115.6 degrees Celsius to record dry weight.

12. All weight loss is assumed to be water lost from pore space where volume of water loss is calculated as: ((Drained plug weight) - (Oven-dried plug weight))/ (Water density of 1 g/cc).

13. Total porosity is calculated as ((Drained fluid volume) + (Oven drying fluid loss))/ (Calliper bulk volume).

GSA drainable porosity analysis procedures for repacked sediment samples include the following steps:

1. All loose and sandy samples were packed into test cells with moderate effort without prior knowledge of bulk density or other consolidation tests. Additional repacking was performed on some samples with minimum and maximum effort to evaluate the effectiveness and variation of hand-packing at higher and lower densities. Bulk densities approximately 0.1 g/cm3 lower and higher than the initial density were achieved, respectively.

2. The sandy material was packed into a stainless-steel ring in several small lifts. The weight and packing height of the first lift were used to guide the subsequent lifts to ensure consistent density packing. Scales were used to track the equipment, cell, and sample weights throughout the process, and the final packed and assembled core weight was recorded.

3. Plastic air tubing, approximately 6 inches in length, was inserted into the top of each core to monitor saturation and prevent brine solution spillage. The cores were then assembled and saturated slowly from the bottom up using provided brine. A combination of gravity feed and vacuum suction was used to achieve the target saturation. If the target saturation could not be reached using gravity feed alone, vacuum suction was applied. The saturation process lasted for up to 24 hours. Once fully saturated, the cores were closed at the bottom with a hose clamp to prevent brine solution loss and disconnected from the saturation setup.

4. Each cell assembly underwent three pressure steps after being transferred to a test rack. The first step, at 0 mbar pressure, lasted for 24 hours and was applied to remove excess saturation solution. To approximate the release of brine solution at 120 mbar and 1/3 bar of the brine solution, two sequential pressure steps were used at 120 mbar and 1/3 bar, respectively. The 120-mbar pressure step was maintained for 2 days, and the 1/3 bar was continued for another 2 to 4 days. Weight measurements were taken twice a day to determine the loss of brine solution over time. After the final step the cores were disassembled and samples were oven dried to determine total porosity following the procedure described in MOSA, 2002, Part 4 Ch. 2, 2.3.2.1.

5. To estimate the brine solution release volumes at the 120 millibar and 1/3 bar pressure steps, the difference was calculated between the measured total porosity and the moisture retained after the pressure plate measurements as outlined in MOSA (2002), Part 4, Chapter 3, Section 3.3.3.5. The solution's release volume obtained at 1/3 bar was regarded as an approximation of the maximum solution drainage that could occur under gravity or pumping conditions, and hence was used to determine the specific yield.

After completing the tests, the estimated particle density and weight data from core samples at various pressure steps were entered into a spreadsheet. The spreadsheet was programmed to automatically calculate the salt weight left in the sample after drying, estimated porosity, and water content change. Furthermore, particle density was optimized during data processing by utilizing all prior test measurements and using a solver in Microsoft Excel. The laboratory report presented the calculated particle density for each sample.

AMSA drainable porosity samples (2021-2022)

36 samples from the AMSA 2021-2022 drilling program were sent to GSA for drainable porosity analysis. All samples were tested using the 'Rapid Brine Release' method to measure specific yield ("Sy") and total porosity ("Pt"). Brine release drainable porosity was measured at 120 mbar and 333 mbar of pressure, where:

a) Brine release at 120 mbar represents drainable porosity from sand dominated sediments and rapid brine release from macropores.

b) Brine release at 333 mbar represents the Sy for intermediate to finer texture sediments.

Brine release values at 120 mbar were provided for reference and 333 mbar values were presented as the estimated Sy (drainable porosity). A subset of paired samples representative of the range in lithology types were selected by AW and GSA for testing using the Relative Brine Release Capacity method by Daniel B. Stephens & Associates, Inc. in Albuquerque, NM ("DBSA"). The goals of the test work were to provide Sy and Pt values for each sample, summary statistics of Sy and Pt by lithological group, and to compare the Sy and Pt values derived for paired core samples using the RBR and RBRC methods.

The table immediately below lists the physical properties analyses carried out by GSA. In addition to the RBR testing, physical property tests were run by GSA to assist in lithologic characterization and interpretation of results including bulk density testing (ASTM D2937-17e2) on all RBR samples.

Summary of laboratory tests conducted by GSA

Test Type	Sample Type and Number	Test Method	Testing Laboratory	Standard
Physical	36 core samples	Bulk density	GSA Laboratory (Tucson, AZ)	ASTM D2937-17e2
	36 core samples	Estimated Particle Density	GSA Laboratory (Tucson, AZ)	MOSA Part 4 Ch. 2, 2.2
Hydraulic	5 core samples	Relative Brine Release Capacity (RBRC)	DBS&A (Albuquerque, NM)	Stormont et. al., 2011
	36 core samples	Estimated Total Porosity	GSA Laboratory (Tucson, AZ)	MOSA Part 4 Ch. 2, 2.3.2.1
		Estimated Field Water Capacity		MOSA Part 4 Ch. 3, 3.3.3.2
		Rapid Brine Release (RBR)		Modified ASTM D6836-16
MOSA Part 4 Ch. 3, 3.3.3.5

Three packing methods were used to prepare RBR core samples:

a) Stainless steel rings were pushed into intact sediment cores to preserve the structure and retain the original bulk density and porosity distribution in the sample.

b) Sediment cores with loose sediment and/or disturbed samples were extruded, and voids were filled in using moderate packing effort to eliminate voids in the test samples.

c) Most solid halite and/or rock cores were cut with a rock saw to fit GSA's RBR test cells and then fit into a 6.35 cm diameter ring and sealed as discussed below.

RBR test cells were prepared by placing a pre-wetted micro-pore membrane (rated 1,200 mbar air entry value) into the bottom PVC cap. This membrane maintains a permeable saturated bottom boundary for solution flow and prevents air entry under the target air pressures applied during RBR testing. The PVC caps contain gaskets to create an air-tight test cell that maintains constant air pressure and allows continuous solution outflow through the membrane.

The RBR method is based on the moisture retention characteristic method using the Tempe cell design (Modified ASTM D6836-16), whereby Sy is determined by applying pressures equivalent to gravity drainage to the Test Cell and measuring the amount of brine solution released. Pt is also measured in the RBR method, and is equal to the sum of Sy and Sr.

Each saturated RBR test cell was transferred to a test rack for the pressure extraction procedure where no pressure was applied for one day to remove any excess brine solution due to core over-saturation. Two sequential pressure steps were used to approximate brine solution release at 120 mbar and 333 mbar of matric potential (MOSA Part 4 Ch. 3, 3.3.3.2).

The 120-mbar pressure step was maintained for at least two days, and the 333-mbar pressure step was continued for another two to four days. Core assemblies were weighed prior to saturation, after saturation, and then two times daily to determine brine solution loss over time.

All samples were oven dried for three days at 60°C and one day at 105°C after the final step to determine the specific retention (Sr), dry bulk density, and Pt (MOSA Part 4 Ch. 2, 2.3.2.1), where Sr is the volume of water retained by the sample under 333 mbar soil water potential. This drying approach allowed for quantification of the amount of moisture lost due to crystalline water present in gypsum.

Brine solution release volumes at the 120 mbar and at 333 mbar pressure steps were estimated by the weight of brine lost between the initial cell assembly mass and the mass after each pressure plate step divided by the brine specific gravity (Equation 2, MOSA Part 4 Ch3, 3.3.3.5):

where is the saturated weight, is the weight at 333 mbar, A is the sample core area, L is sample length, and Bsg is the specific gravity of the brine solution. The Sy is assumed to approximate the solution release volume from saturation to 333 mbar. Particle density was estimated from the measured porosity and bulk density according to:

Brine samples

Depth-specific brine samples were collected during core and rotary drilling by packer-system, bailing, or drive-point sampling. Bulk (compound) brine samples were obtained during pumping tests on selected exploration wells.

• Depth-specific packer sampling was the primary method used to collect brine samples during the drilling programs for Phase II and III (2016-2020). Most samples were obtained during drilling, although some were also taken after drilling had concluded. Samples were considered acceptable and representative of the depth interval only if they showed no, or minimal traces of drilling mud. The intervals were typically 3 m long and determined by the site geologist after inspecting drill cores or at predetermined depths. However, the interval length may vary depending on the specific circumstances of a given hole or interval, such as borehole stability. To ensure accurate sampling, intervals were flushed out multiple times before collecting the actual sample. The flushed brine was then collected in a barrel, and the time taken to fill the barrel was recorded.

• Drive-point sampling: five brine samples were collected using this method where a drive-point was installed onto BT-sized drill rods after removing the core barrel. The drive-point was then lowered past the drill bit with the help of a drop hammer and an impermeable diaphragm was used to prevent filling of the drill rods during the descent. Once the desired depth was reached, an electric water level sounder was used to confirm that the interior was dry before perforating the diaphragm using a weighted pin lowered with the wireline. This piercing allowed the brine to flow into the drive point and fill the BT rods and collect the samples with the use of a bailer.

• Bailing: the borehole was purged by bailing up to three well volumes of brine from the drill casing as calculated from the water level measurement, prior to collecting the final brine sample from the bottom of the hole. The final brine sample was discharged from the bailer into a 20-liter clean bucket from which one-litre sample bottles were rinsed and filled with brine. Each bottle was taped and marked with the borehole number and depth interval. A small sub-sample from the bucket was used to measure field parameters (density, electric conductivity, pH and temperature) at the wellhead.

• Samples from pumping tests: This method involved collecting samples directly from the discharge pipe at regular intervals during pumping tests. Temperature and density were recorded on internal field sheets.

Regardless of the sampling method, samples were collected in 20-litre containers that were washed with distilled water and rinsed with brine several times prior to filling. The temperature and density were recorded before filling 1-litre sample bottles which were also flushed with brine from the 20-litre container. The sample bottles were then sealed with a secure screw top to prevent leakage and labelled clearly with their identification number. Samples did not undergo any further preparation before being shipped to their respective laboratories.

After the sampling process the site geologist would retain possession of the brine samples until they were delivered to the office for shipment to the assay laboratory. Once at the office, duplicates, blanks, and standards were inserted into the assay batches before being sent to the laboratory. Prior to shipment all samples were kept under controlled temperature conditions.

The chemical analysis of brines was conducted by two reputable laboratories: SGS Argentina S.A and Norlab S.R.L, the later partnered with Alex Stewart Assayers ("ASA"). The mentioned laboratories have extensive experience analysing lithium-bearing brines and hold accreditation to ISO 9001 standards and follow the ISO 17025 guidelines.

For the primary constituents of interest, including boron, calcium, potassium, lithium, and magnesium, both Alex Stewart and SGS utilized Inductively Coupled Plasma Analysis ("ICP") as the analytical technique, with samples diluted 100:1 prior to analysis. A summary of the analytical methods employed by each laboratory for each physicochemical parameter and analyte is shown in the table immediately below.

Analytical methods used by Alex Stewart and SGS for brine assays.

Analysis	ASA Code	ASA Method	SGS Code	SGS Method
Physicochemical Parameters
Alkalinity	LMFQ167	Volumetric	SM 2320B	Titration
Conductivity	LMFQ01	Potentiometric	SM 2510 B	Resistor Network
Density	LMFQ19	Pycnometer	ASTM D4052-16	Digital Density Meter
Hardness (CaCO3)	LMFQ13	Volumetric	SM 2320B	Titration
PH	LMC128	Potentiometric	SM 4500 H B	Potentiometric
TDS	LMFQ08	Gravimetric	SM 2540C	Gravimetric
Inorganic Parameters
Chlorides (Cl)	LMC101	Argentometric	SGS.ME.108	Ion Chromatography
Sulphates (SO4)	LMC107	Gravimetric	SGS.ME.108	Ion Chromatography

Dissolved Metals
Barium (Ba)	LMMT03	ICP	SGS.ME.113	ICP
Boron (B)	LMMT03	ICP	SGS.ME.113	ICP
Calcium (Ca)	LMMT03	ICP	SGS.ME.113	ICP
Iron (Fe)	LMMT03	ICP	SGS.ME.113	ICP
Lithium (Li)	LMMT03	ICP	SGS.ME.113	ICP
Magnesium (Mg)	LMMT03	ICP	SGS.ME.113	ICP
Manganese (Mn)	LMMT03	ICP	SGS.ME.113	ICP
Potassium (K)	LMMT03	ICP	SGS.ME.113	ICP
Sodium (Na)	LMMT03	ICP	SGS.ME.113	ICP
Strontium (Sr)	LMMT03	ICP	SGS.ME.113	ICP

Drainable porosity QA/QC

Five duplicate samples were sent to DBSA to serve as check samples to test for accuracy within the drainable porosity analysis. Summary statistics for paired samples by GSA lithologic category for Pt and Sy are provided in the two tables below. QAQC testing was run on subsamples from the same core, but not on identical samples. Minor differences in material type (sand/silt/clay content) and core physical structure (bulk density, degree of cementation, rock content, macropore content) may result in discrepancies between laboratory measured values.

Variations can likely be attributed to sample heterogeneity within cores which result in subsamples with slightly to significantly different material properties, and differences in laboratory methods such as testing duration. The Sy values measured by GSA were often considerably higher than the Sy values measured by DBSA, particularly for the 333 mbar RBR measurement (see table below). Differences were most pronounced for halite samples due to lithological variability within the group (one crystalline sample with large crystals and one massive to crystalline sample with very scarce matrix).

In the absence of sample heterogeneity, differences are likely attributable to testing equilibration time and testing method. DBSA's RBRC method only applied 333 mbar of equivalent pressure for 24 hours and did not use a filter paper to prevent air moving through samples, whereas GSA's RBR testing was run at 120 mb for two days and then 333 mbar for two to four days no air was allowed to move through samples. Therefore, the lower Sy values reported by DBSA may be due to the samples not reaching equilibrium over the testing period. This may be most pronounced in materials with a greater predominance of macropores such as sands. It should be noted that Sy values measured at 120 mbar were generally in better agreement with DBSA's measured Sy values for all sediment lithological groups (see table below).

Specific gravity was higher for the RBR DD-01 451-451,2 sample (SG = 2.29) compared to the RBRC sample (SG = 2.13). Comparison of average values by lithological group was also limited due to small sample number. Average Pt values measured using the RBRC method (DBSA) were 7% lower for the clastic material group and 129% lower for the halite group. Average Pt values were considerably higher for the clastic group (0.24), with the halite group having a mean Pt value of 0.02.

There was general agreement between the total porosity data (R2 = 0.85). Correlation was slightly lower for the specific yield data (R2 = 0.80). The slope of the line was relatively high, indicating that GSA Sy values were approximately 35% higher than those reported by DBSA. The adjusted correlation coefficient between RBRC Sy and the drainable porosity at 120 mbar was R2 = 0.80.

All the samples tested for Sy fell below the 1:1 line indicating that GSA measured Sy values were typically higher than DBSA measured Sy values. In contrast, while three Pt points were scattered below the 1:1 line, two clastic material samples were plotted on the 1:1 line meaning the measured Pt values were similar for both laboratories.

There is acceptable variation between the laboratories for samples in the clastic material classification, but unacceptable variation for samples in the halite classification.

Total porosity results for paired samples using GSA lithologic classification.

Total Porosity Statistics	Clastic material		Halite
	RBR	RBRC	RBR	RBRC
N	3		2
Avg	0.26	0.24	0.11	0.02
StdDev	0.02	0.02	0.07	0.02
Average Relative Percent Difference	7%		129%

Specific yield results for paired samples using GSA lithological classification.

Specific Yield Statistics	Clastic material			Halite
	RDR @ 120	RBR @ 333	RBRC	RBR @ 120	RBR @ 333	RBRC
N	3			2
Avg	0.10	0.14	0.10	0.02	0.07	0.00
StdDev	0.05	0.04	0.03	0.00	0.01	0.00
Average Relative Percent Difference[1]	2% (120 mbar), 29% (333 mbar)			123% (120 mbar), 177% (333 mbar)

Brine QA/QC

Quality assurance and quality control (QA/QC) procedures were implemented for laboratory chemistry analysis of brine samples obtained during drilling and pumping activities by Millennial, AMSA, and Centaur. Each QA/QC program involved randomly inserting duplicates, check samples, field blank, and standards, with the following percent of quality control samples for each party: 21% for Millennial, 21% for AMSA and 17% for Centaur. The purpose each QA/QC program was to confirm the accuracy and precision of the analysis, as well as to detect any potential contamination of the samples.

Norlabs was the primary laboratory used by Millennial while SGS was used as the secondary lab for check samples. This arrangement was in place until August 21, 2017, when Alex Stewart was replaced by SGS as the main laboratory. No registered secondary lab was used for check samples. AMSA used SGS as their primary laboratory throughout the 2021/2 campaign, while Norlab was used as the main lab for Centaur throughout the 2019/9 campaign.

Accuracy which is the closeness of measurements to the "true" or accepted value was monitored by the random insertion of standards, and the implementation of check samples analysed by a secondary, independent laboratory. Precision, the ability to consistently reproduce a measurement in similar conditions, was monitored by submitting blind field duplicates to the laboratory, monitoring any variability in the sampling and analytical program. Contamination which is the transference of material from one sample to another was measured by inserting blank samples into the sample stream. By implementing a QA/QC program that monitors these three factors, it is possible to ensure the reliability and accuracy of the laboratory results.

__________________________________________________
1 Calculated as 2*absolute value of (RBR-External Lab)/(RBR+External Lab), expressed as a percentage.

Millennial duplicate brine samples

To ensure the laboratory's precision, duplicate brine samples were submitted to the same facility. Millennial's Phase II and Phase III exploration programs included a total of 51 duplicate samples, some of these also used as check samples. 16 duplicates and their original samples were submitted to Norlab (Alex Stewart), while 35 were submitted to SGS. The following two tables list the main statistics regarding the duplicates versus their original samples for lithium and potassium for each laboratory.

Statistical analysis of duplicate samples - Norlab

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	16	16	16	16
Min	247.1	273.8	2783.2	3300.5
Max	579.4	570.7	6092.0	6367.8
Mean	478.5	471.8	5147.9	5047.5
Std Dev	92.0	85.6	926.4	817.1
RPD	1.4		2.0

Statistical analysis of duplicate samples - SGS

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	35	35	35	35
Min	10.0	10.0	15.0	15.0
Max	701.0	758.0	6,660.0	7,170.0
Mean	415.6	416.2	4,340.5	4,362.1
Std Dev	155.4	162.1	1,574.4	1,653.4
RPD	0.2		0.5

The assay results for duplicate samples at both Norlab and SGS laboratories demonstrate a high degree of precision and consistency for key parameters of lithium and potassium. The highest Relative Percent Difference (RPD) is only 2% for Norlab and 0.5% for SGS. This is significantly lower than the commonly accepted 10% cut-off and suggests that the laboratory's analytical procedures are consistently producing results that are in close agreement with each other.

Millennial check samples

To test the laboratory's accuracy, samples were randomly selected and analysed at a secondary and independent laboratory - SGS. It's important to note that this only occurred before August 21, 2017, when SGS replaced Alex Stewart as the main laboratory. Since that date, no secondary laboratory has been registered for check samples. Millennial's Phase II and III exploration programs included 29 check samples to both primary and secondary labs. The main statistics regarding the check samples for lithium and potassium are listed in the table below:

Statistical analysis of check samples - Norlab & SGS

Statistic	Norlab-Li (mg/L)	SGS-Li (mg/L)	Norlab-K (mg/L)	SGS-K (mg/L)
Count	29.0	29.0	29.0	29.0
Min	0.5	10.0	2.5	10.0
Max	554.4	714.0	5424.3	7740.0
Mean	468.8	543.9	4779.2	5916.2
Std Dev	104.1	123.8	970.3	1248.8
RPD	14.8		21.3

The assay results for check samples between Norlab and SGS fall within a 20% relative difference for lithium, but slightly over 20% for potassium. A RPD over 20% indicate that there may be an issue with the accuracy of one or both laboratories testing methods, but this cannot be determined solely by the RPD value, and further investigation is needed to identify the cause of the discrepancy. The RPD value for lithium of 14.8% is within the accepted 20% cut-off, but still suggests there is some difference between the results obtained by the two labs.

The check samples for both lithium and potassium show a failure rate that exceeds the accepted 10% cut-off. However, one of the three failures for lithium falls only marginally beyond the failure line which, if considered acceptable, would result in a failure rate of 6.9%. In contrast, the failure rate for potassium is 58.6%, with several samples falling beyond the failure line, indicating an unacceptable level of variation.

Millennial field blanks

To measure potential contamination 32 blank samples consisting of distilled water were inserted into the sample stream and sent to the laboratories for analysis. Norlab received 10 blanks, while SGS received 22. Neither laboratory detected any lithium in the samples, although traces of potassium were detected by Norlab. It is important to note that the detected potassium concentrations were below the standard safe limit, which is generally considered to be three times the detection limit.

Millennial standard samples

The Millennial sampling program utilized two types of standards. The first standard, 'RR', consisted of a large sample of brine collected from the Salar de Pastos Grandes during testing at well PGPW16-01 with the concentrations being obtained from a round robin style quality control check. Five RR standards were sent to Norlab for analysis while 26 samples were sent to SGS. The concentrations (best values) of the standard obtained through the round robin are shown in the table below.

Element concentrations (best values) for Standard RR - Millennial

Sample	Li (mg/L)	Ca (mg/L)	Mg (mg/L)	B (mg/L)	Na (mg/L)	K (mg/L)	Density (g/mL)	EC (mS/cm)	TDS (mg/L)
PGS17153	450.2	618.8	3,033.9	774.9	107,255.0	4,890.0	1.2	189.0	334,800.0

The second type of standard, 'INBEMI', consisted of a synthetic solution prepared by the National University of Salta. INBEMI standards were only sent to SGS for analysis, amounting to a total of six samples. The concentration values for this standard are reported in the table below.

Element concentrations for Standard INBEMI ML

Sample	Li (mg/L)	Ca (mg/L)	Mg (mg/L)	B (mg/L)	Na (mg/L)	K (mg/L)	SO4 (mg/L)	Density (g/mL)
PGS17153	295.0	440.0	189.0	532.0	75,518.0	3,188.0	189.0	1.2

The RR standards analysed by Norlab show that none of the lithium nor potassium values fall outside the ± 2 standard deviations from the mean. Additionally, all lithium values fall within the ± 5% range of the reference values while only one potassium value falls outside this range. There were not enough INBEMI standard samples analysed by Norlab to conduct a graphical analysis as the moving average does not have enough data.

Notably, a bias check for the assay results revealed a negative bias ranging from -3.1% for Li to -5.7% for potassium indicating that the measured values are consistently lower than the expected or reference values. However, this detected bias is well below the accepted 10% and is not considered to be significant.

The RR standards analysed by SGS show that 6 out of 26 samples had a bias over the accepted limit of 10% bias lithium with no outliers and a total relative bias of -1.9% which is considered acceptable. Similarly, the potassium samples present 4 out of 26 values over 10% bias with one outlier, and a total relative bias of -3.1%, also deemed acceptable.

Regarding the INBEMI standards analysed by SGS, 2 out of 6 lithium samples showed a bias over 10% with no outliers and a total relative bias of 0%. For potassium samples show 1 out of a total of 6 had a bias over 10%, with no outliers and a total relative bias of 0%.

In summary, while some individual samples showed a bias beyond the generally accepted 10% limit, the overall bias for both lithium and potassium within the standard samples analysed by both laboratories is considered acceptable with the highest being -5.7% for lithium within the RR standards assayed by Norlab.

AMSA duplicate brine samples

SGS was used as the main assay laboratory by AMSA and to ensure that the precision of the lab was acceptable, a total of 9 duplicate brine samples were submitted. There were no check samples used during the AMSA drilling campaign due to COVID-19 related issues. The table below lists the main statistics regarding the duplicates for lithium and potassium.

Statistical analysis of duplicate samples - SGS

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	9.0	9.0	9.0	9.0
Min	33.6	31.9	197.0	177.9
Max	658.8	657.8	6022.9	6075.6
Mean	419.1	413.8	3726.1	3686.1
Std Dev	185.0	183.3	1788.9	1757.4
RPD	1.3		1.1

The assay results for duplicate samples at SGS demonstrate a high degree of precision and consistency for key parameters of lithium and potassium. The Relative Percent Difference ("RPD") is low, with values of only 1.3% for lithium and 1.1% for potassium. These are significantly lower than the commonly accepted 10% cut-off and suggests that the laboratory's analytical procedures are consistently producing results that are in close agreement with each other.

There were no failures for neither lithium nor potassium within duplicates analysed by SGS. The generally accepted threshold for failure rates is 10%, so duplicates are not only considered acceptable, but the lack of failures suggests high precision within the SGS laboratory for the current project.

AMSA field blanks

To measure potential contamination within the sampling process a total of six blank samples consisting of distilled water were inserted into the sample stream and sent to the SGS laboratory for analysis. Neither lithium nor potassium were detected in any samples, therefore all concentrations were below the standard safe limit, which is generally considered to be three times the detection limit.

AMSA standard samples

The AMSA sampling program utilized two different standards, both obtained from brine within Salar de Pastos Grandes and named STD-1 and STD-2. Six samples were sent to SGS for analysis for each standard, amounting to a total of 12 standard samples. Their respective concentrations (best values) were obtained from a round robin style quality control check and are shown in the table below:

Element concentrations (best values) for Standards 1 & 2 - AMSA

Sample	Li (mg/L)	Mg (mg/L)	Na (mg/L)	K (mg/L)
STD-1	645.7	2,395.5	55,435.8	6,709.8
STD-2	352.6	1,292.0	29,825	3,682.5

The STD-1 standard has no outliers nor values with a bias higher than 10% for neither lithium nor potassium, which suggests high accuracy and precision. Two lithium values fall outside the ± 5% variation from the reference value which still can be considered acceptable. The total relative bias for lithium is 6.7% and 2.6% for potassium, indicating that the measured values are consistently higher than the reference values, but are both within the acceptable 10% threshold. Finally, no values of lithium nor potassium fall outside the ± 2 standard deviations from the mean.

The STD-2 standard has no outliers but has one value with a bias higher than 10% for both lithium and potassium. Additionally, the same lithium and potassium value falls outside the ± 5% variation from the reference value, although can still be considered acceptable. The total relative bias for lithium is 7.3% and 3.6% for potassium indicating that the measured values are consistently higher than the reference values but are both within the acceptable 10% threshold. Finally, no values of lithium nor potassium fall outside the ± 2 standard deviations from the mean.

In summary, while some individual samples showed a bias beyond the generally accepted 10% limit, the overall bias for both lithium and potassium within the standard samples analysed by both laboratories is considered acceptable, with the highest being 7.3% for lithium within the STD-2 standard.

Centaur duplicate brine samples

Norlab was used as the main laboratory by Centaur and to ensure acceptable precision within the lab, a total of six duplicate brine samples were submitted to the same facility. To date, there is no data regarding the use of check samples for the Pastos Grandes Project developed under Centaur. The table below lists the main statistics regarding the duplicates for lithium and potassium.

Statistical analysis of duplicate samples - Norlab

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	6.0	6.0	6.0	6.0
Min	409.6	411.5	2,894.1	2,886.7
Max	548.3	627.9	5,093.1	5,213.7
Mean	507.3	543.2	4257.6	4617.1
Std Dev	52.5	65.8	880.1	824.0
RPD	6.8		8.1

The assay results for duplicate samples at Norlab demonstrate a high degree of precision and consistency for key parameters of lithium and potassium. The Relative Percent Difference (RPD) is below the commonly accepted 10% cut-off for lithium and potassium, with values of 6.8% and 8.1% respectively. This suggests that the laboratory's analytical procedures are consistently producing results that are in close agreement with each other.

Out of the six duplicates tested, only one failure occurred for lithium while there were no failures for potassium. This translates to a 16.7% failure rate for lithium and 0% for potassium. The generally accepted failure rate threshold is 10% which means that duplicates are considered acceptable for potassium but unacceptable for lithium. However, it is important to note that the sample size taken under Centaur is limited, with only six duplicates assayed. Therefore, in this case, a single failure surpasses the 10% threshold. Taking this into consideration a 16.7% failure rate is deemed to be acceptable.

Centaur field blanks

To measure potential contamination a total of five blank samples consisting of distilled water were inserted into the sample stream and sent to Norlab for analysis. Neither lithium nor potassium were detected in any samples, which means that all concentrations were below the standard safe limit, generally considered to be three times the detection limit.

Centaur Standard samples

The Centaur sampling program utilized two different standards both obtained from brine within Salar de Pastos Grandes with their respective concentrations being obtained from a round robin style quality control check. These standards were named STD-A and STD-B, and three samples of the former were sent to the lab for analysis while only two of the latter were assayed. The concentrations (best values) for each standard obtained through the round robin are shown in the table below:

Element concentrations (best values) for Standards A & B - CR

Sample	Li (mg/L)	Mg (mg/L)	Na (mg/L)	K (mg/L)
STD-A	707.0	4,641.9	111,699.2	7,041.9
STD-B	370.5	2,444.3	58,074.0	3,543.1

The STD-A standard has no outliers nor values with a bias higher than 10% for neither lithium nor potassium, which suggests high accuracy and precision. Similarly, no lithium nor potassium values fall outside the ± 5% variation from the reference value, which is also a good indicator of accuracy and precision. The total relative bias for lithium and potassium is 0% indicating that the measured values are in accordance with the reference values. No lithium nor potassium values fall outside the ± 2 standard deviations from the mean.

MINERAL RESOURCE ESTIMATE

The essential elements of a brine resource determination for a salar are:

• Definition of the aquifer geometry;

• Determination of the drainable porosity or specific yield (Sy) of the hydrogeological units in the salar; and

• Determination of the concentration of the elements of interest.

Resources may be defined as the product of the first three parameters. The use of specific yield allows the direct comparison of brine resources from the widest range of environments.

Aquifer geometry is a function of the shape of the aquifer, the internal structure, and the boundary conditions (brine / freshwater interface). Aquifer geometry and boundary conditions can be established by drilling and geophysical methods. Hydrogeological analyses are required to establish catchment characteristics such as ground and surface water inflows, evaporation rates, water chemistry and other factors potentially affecting the brine reservoir volume and composition in-situ. Drilling is required to obtain samples to estimate the salar lithology, specific yield, and grade variations both laterally and vertically.

Resource model domain and aquifer geometry

The resource model domain is constrained by the following factors:

• Upper Boundary: The upper boundary of the model is determined by the highest elevation samples within the dataset, and/ or the phreatic brine level.

• Lateral Extent: The lateral extent of the resource model covers an area of 56 km2 confined within the boundaries of the LAC mining claims in the Salar. Additionally, the extent can be restricted in some cases by the contact between the Quaternary basin and the underlying basement rock.

• Lower Boundary: The lower boundary of the model domain is set to coincide with the basement from the geological model or the total depth of 650 m when the basement is not present.

Specific Yield

The specific yield values were derived from 76 valid drainable porosity analyses of undisturbed samples. The samples were analyzed by GeoSystems Analysis. In comparison to lithium concentration data, which exhibits spatial correlation due to the geological processes that influence its distribution, drainable porosity data shows no such correlation. This is primarily because Sy values are highly dependent on the lithology of the Pastos Grandes Project area, resulting in considerable stochastic variability. After conducting exploratory data analysis, it was concluded that assigning representative values to each geological unit would be more accurate than using interpolation methods like kriging. The following Table contains summary statistical information of the drainable porosity of the geological units in the resource estimate.

Summary statistics of drainable porosity for geological units

Unit	2019 Data	2019 Average	2023 Data	2023 Average	Confidence -95%	Confidence +95%	Variance	Std. Error
Blanca Lila	1	0.5%	1	0.5%
Alluvium	17	14.2%	27	13.9%	11.0%	16.7%	0.5%	1.4%
Saline Lacustrine	2	5.6%	20	4.1%	2.9%	5.4%	0.1%	0.6%
Central Clastics	0		3	5.4%	-4.1%	14.9%	0.1%	2.2%
Base Gravels	25	12.5%	25	12.5%	9.0%	16.1%	0.7%	1.7%
All Grps	45	12.6%	76	10.1%	8.6%	12.2%	0.6%	0.9%

Brine Concentrations

The distributions of lithium and potassium concentrations in the model domain are based on a total of 501 brine analyses (not including QA/QC analyses). The following Table shows a summary of the chemical compositions of the Pastos Grandes brine.

Summary of brine chemical composition

Units	B	Ca	Cl	Li	Mg	K	Na	SO4	Density
	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	g/cm3
Maximum	2,460	15,661	196,869	701	5,130	6,660	130,032	13,998	1.22
Average	568	869	172,165	398	2,354	3,926	102,831	7,706	1.19
Minimum	20	11	116	5	23	7.5	196	12	1.00

Resource Estimation Methodology

The resource estimation for the Project was developed using the Stanford Geostatistical Modeling Software (SGeMS). Brine concentrations showed two clear groups of data spatially distributed in two regions: region I and II. Region I is associated with high concentrations of potassium and lithium, whereas Region II is associated with low concentrations of potassium and lithium. Region II is mostly located close to the boundaries of the reservoir, where brine is affected by mixing with fresh water

Once the two regions were defined kriging was applied within each region. Kriging interpolation within each specific region is sequentially performed using a semivariogram model and the closest primary data samples within the region. The following steps were carried out to calculate the lithium and potassium resources.

• Definition of the block model (15,985,800 blocks) and block size (x=100 m, y=100 m, z=20 m). The block size has been chosen for being representative of the geological model.

• Delineate regions of high and low brine concentrations based on geostatistical indicator kriging. Spatial definition of region I with potassium concentrations larger or equal to 2,000 mg/L and region II with potassium concentrations smaller than 2,000 mg/L.

• For each region, generation of histograms, probability plots and box plots for the Exploratory Data Analysis (EDA) for lithium and potassium. No outlier restrictions were applied, as distributions of the different elements do not show anomalously high values. The experimental variograms were calculated with their respective variogram models for lithium and potassium in three orthogonal directions. Variography revealed that the variogram model is axisymmetric with respect to the z coordinate direction; the variogram model is isotropic in the horizontal direction and anisotropic in the vertical.

• For each region, lithium and potassium concentrations were interpolated for each block in mg/L using ordinary kriging with their variogram models.

• Validation using a series of checks including comparison of univariate statistics for global estimation bias, visual inspection against samples on plans and sections in the north, south and vertical directions to detect any spatial bias.

• Calculation of total resources using the average drainable porosity value for each geological unit, based on the boreholes data and results of the laboratory drainable porosity analysis  The total resources are shown in the Table below.

Mineral Resource Estimate

The mineral resource estimate for the Pastos Grandes Project was prepared in accordance with the guidelines of the National Instrument 43-101 and uses the best practices methods specific to brine resources. The lithium and potassium resources are summarized in the table below. The effective date for the estimate is April 30, 2023.

Mineral Resources of the Pastos Grandes Project - Dated April 30, 2023

	Measured (M)		Indicated (I)		M+I		Inferred (I)
	Li	K	Li	K	Li	K	Li	K
Aquifer volume (km3)	13.45		8.81		22.26		6.14
Mean specific yield (Sy)	0.11		0.11		0.11		0.08
Brine volume (km3)	1.48		0.97		2.45		0.49
Mean grade (g/m3)	49	495	13	134	35	352	34	350
Concentration (mg/l)	438	4419	167	1722	331	3352	403	4234
Resource (tonnes)	662,000	6,660,000	118,000	1,180,000	780,000	7,840,000	208,000	2,150,000

Notes to the resource estimate:

(1) CIM definitions were followed for Mineral Resources.

(2) The Qualified Person for this Mineral Resource estimate is Frederik Reidel, CPG

(3) No cut-off values have been applied to the resource estimate.

(4) Numbers may not add due to rounding.

(5) The effective date is April 30, 2023.

The table below shows the mineral resources of the Pastos Grandes Project expressed as lithium carbonate equivalent (LCE) and potash (KCl).

	Measured and Indicated Resources
	LCE	KCl
Tonnes	4,200,000	14,900,000

Notes:

(1) Lithium is converted to lithium carbonate (Li2CO3) with a conversion factor of 5.3

(2) Potassium is converted to potash with a conversion factor of 1.91.

(3) Numbers may not add due to rounding.

The resource described herein has similar lithium concentrations, chemical composition, and hydraulic parameter values (drainable porosity values between 0.05 and 0.11 and hydraulic conductivities values between 0.5 m/d and 300 m/d) to resources currently in commercial production such as those in Salar de Atacama in Chile or Salar de Olaroz located in the Puna region of Northern Argentina. The hydraulic parameters of the resource area determined from the results of the pumping tests suggests that it is reasonable to expect brine extraction by a conventional production wellfield at a commercially viable rate, while the geochemical characteristics of the brine suggest that conventional processing techniques may be employed to produce saleable lithium products in an economically profitable manner. These conventional processing techniques are employed in most lithium brine operations, including the two operations at Salar de Atacama (Chile), one at Salar de Olaroz (Argentina), and one at Clayton Valley (USA). The author of the Pastos Grandes TR is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors which could materially affect the mineral resource estimate.

MINING OPERATIONS

Based on the results of the pumping tests carried out for the Pastos Grandes Project (as described above) brine abstraction from the Salar will take place by installing and operating a conventional production wellfield. Pumping rates of individual wells could range between 20 l/s and 45 l/s. Well completion depths will vary between 200 m and 600 m (lower brine aquifer). The brine wellfield configuration will be finalized as part of the on-going Project optimization.

ADDITIONAL INFORMATION

It should be noted that the resource estimate described for the Pastos Grandes Project in Section 14 above does not include mineral resources contained in the Sal de la Puna properties that were recently obtained by LAC as part of the AMSA acquisition. A significant amount of work was completed by Centaur and AMSA on the Sal de la Puna Project as described above. AMSA commissioned an independent NI 43-101 Technical Report on Sal de la Puna dated September 29, 2021, with an Inferred resource estimate of 106,000 t of lithium. The additional drilling and test work carried out by AMSA during 2021/2022 will result in an updated resource estimate and resource categorization that could positively affect the Pastos Grandes resources described above. A three-dimensional groundwater flow and transport model was initiated for the Sal de La Puna Project to evaluate mineral reserves during 2022. LAC is now updating this model to evaluate and estimate combined reserves for a consolidated operation in Salar de Pastos Grandes.

PLANNED EXPLORATION AND DEVELOPMENT

The following technical work is recommended to further advance the Pastos Grandes Project towards construction and into production.

• Incorporate the lithium resources hosted on the AMSA properties into the resource estimate for the Pastos Grandes Project so that these resources can be properly incorporated in the numerical groundwater flow and transport modeling for final brine production wellfield design, evaluation of potential environmental constraints, and the estimation of updated reserves.

• Carry out a 30-day pumping test on AMSA production well PW-1 to characterize the southern extent of the lower brine aquifer.

• Drill three deep core holes into the lower brine aquifer to improve the confidence level of geological and drainable porosity parameters in the central clastics and basal gravel /breccia units. These holes should be completed as deep monitoring wells for additional observations point during the additional pumping tests recommended.

• Carry out 30-day pumping tests in existing brine production wells PGPW18-15 and PGPW18-17 with water level monitoring in the above-mentioned new observations points.

• Carry out 7-day pumping test on water production wells PGMW19-2 and PGPW19-3; along with additional groundwater exploration work to secure future water supply requirements from freshwater resources within the Pastos Grandes and Sijes basins.

• Numerical modelling should be resumed with the AMSA-developed 3D FEFLOW groundwater flow and transport model for the basin to carry out predictive simulations for the design and layout of the future brine production wellfield, evaluation of potential environmental effects, and the preparation of updated lithium reserves for the Pastos Grandes Project.

• Based on the results of the predictive model simulations, install three additional brine production wells in the lower brine aquifer.

• Implement systematic hydro(geo)logical monitoring programs of surface water and groundwater features to reinforce the baseline characterization of the Pastos Grandes basin. Continue with the surveys and studies to improve the quantification of the water balance components of the basin.

• Drill 7-10 deep exploration core holes aimed at increasing the lithium resource base of the Pastos Grandes Project.

• Drill four industrial water exploration wells to evaluate the resources and optimize the production strategy, including Arena Minerals' blocks to the North and East of the basin.

The estimated budget to complete and implement the above recommendations are shown in the table below:

Item	Cost (USD)
Pumping tests on existing wells (3)	$360,000
Infill resource drilling (3 holes)	$6,300,000
Resource exploration drilling (7 holes)	$16,800,000
Production drilling (8 holes)	$32,800,000
Hydrogeological monitoring programs	$775,000
Water supply investigation and development	$1,400,000
Resource and reserve modelling and estimation	$500,000
Geophysics (MT+GV+ERT)	$1,100,000
Total	$60,035,000

SCHEDULE "N"
UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF LITHIUM ARGENTINA
FOR THE PERIOD ENDED MARCH 31, 2023

LITHIUM AMERICAS CORP.

(to be renamed Lithium Americas (Argentina) Corp.)

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2023

(Expressed in thousands of United States Dollars)

(Unaudited)

LITHIUM AMERICAS CORP.
(to be renamed Lithium Americas (Argentina) Corp.)
Pro Forma Condensed Consolidated Statement of Financial Position
As at March 31, 2023
(Unaudited)
(Expressed in thousands of United States dollars)

	Lithium Americas Corp. pre-arrangement Note 2(a)(i)	LAC North America Note 2(a)(ii)	Pro Forma Adjustments Note 4		Lithium Argentina Pro Forma Notes 1 and 2
	$	$	$		$
CURRENT ASSETS
Cash and cash equivalents	522,067	(308,537)	(75,000)	(a)	138,530
Short-term bank deposits	82,067	-	-		82,067
Receivables, prepaids and deposits	4,223	(2,190)	-		2,033
	608,357	(310,727)	(75,000)		222,630
NON-CURRENT ASSETS
Associates and other investments	30,462	(11,637)	-		18,825
Loans to Exar Capital	267,661	-	-		267,661
Investment in Cauchari-Olaroz project	40,012	-	-		40,012
Long-term receivable from JEMSE	6,956				6,956
Property, plant and equipment	35,643	(29,400)	581	(d)	6,824
Exploration and evaluation assets	339,292	-	-		339,292
	720,026	(41,037)	581		679,570
TOTAL ASSETS	1,328,383	(351,764)	(74,419)		902,200
CURRENT LIABILITIES
Accounts payable and accrued liabilities	34,428	(24,896)	26,000	(b)	35,532
Current portion of long-term liabilities	2,247	(736)	-		1,511
GM transaction derivative liability	24,134	(24,134)	-		-
	60,809	(49,766)	26,000		37,043
NON-CURRENT LIABILITIES
Convertible senior notes	207,679	-	-	(c)	207,679
Decommissioning provision	478	(478)	-		-
Other liabilities	5,568	(49,432)	44,458	(d)	594
	213,725	(49,910)	44,458		208,273
TOTAL LIABILITIES	274,534	(99,676)	70,458		245,316
SHAREHOLDERS' EQUITY
Share capital	1,305,558	-	(645,187)	(e) (f)	660,371
Net parent investment	-	(514,231)	514,231	(g)	-
Contributed surplus	30,399	-	(30,399)	(e)	-
Accumulated other comprehensive loss	(3,487)	-	-		(3,487)
Deficit	(278,621)	262,143	16,478	(b) (e) (f)	-
TOTAL SHAREHOLDERS' EQUITY	1,053,849	(252,088)	(144,877)		656,884
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,328,383	(351,764)	(74,419)		902,200

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

LITHIUM AMERICAS CORP.
(to be renamed Lithium Americas (Argentina) Corp.)
Pro Forma Condensed Consolidated Statement of Loss from Continuing Operations
For the year ended December 31, 2022
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts; shares in thousands)

	Lithium Americas Corp. pre-arrangement Note 2(b)(i) $	LAC North America Note 2(b)(ii) $	Pro Forma Adjustments Note 4 $		Lithium Argentina Pro Forma Notes 1 and 2(b) $
EXPENSES
Exploration and evaluation expenditures	(49,197)	47,628	-		(1,569)
General and administrative	(22,883)	9,545	-		(13,338)
Equity compensation	(6,638)	4,037	(266)	(f)	(2,867)
Share of (loss)/gain of Cauchari-Olaroz Project	(83,276)	-	-		(83,276)
Share of loss of Arena Minerals	(1,359)	-	-		(1,359)
	(163,353)	61,210	(266)		(102,409)

OTHER ITEMS
Gain or loss on financial instruments measured at fair value	42,006	2,564	-		44,570
Gain on modification of the loans to Exar Capital	20,354	-	-		20,354
Finance costs	(21,321)	4,039	(3,572)	(d)	(20,854)
Foreign exchange gain	3,433	-	-		3,433
Finance and other income	25,313	(15)	-		25,298
	69,785	6,588	(3,572)		72,801
NET LOSS FROM CONTINUING OPERATIONS	(93,568)	67,798	(3,838)		(29,608)

BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS	(0.70)				(0.22)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	133,709				134,059

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

LITHIUM AMERICAS CORP.
(to be renamed Lithium Americas International Corp.)
Pro Forma Condensed Consolidated Statement of Loss from Continuing Operations
For three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts; shares in thousands)

	Lithium Americas Corp. pre-arrangement Note 2(c)(i) $	LAC North America Note 2(c)(ii) $	Pro Forma Adjustments Note 4 $		Lithium Argentina Pro Forma Notes 1 and 2(c) $
EXPENSES
Exploration and evaluation expenditures	(7,600)	3,764	-		(3,836)
General and administrative	(5,958)	1,615	-		(4,343)
Equity compensation	(987)	195	-		(792)
Share of loss of Cauchari- Olaroz Project	(2,211)	-	-		(2,211)
Share of loss of Arena Minerals	(370)	-	-		(370)
	(17,126)	5,574	-		(11,552)

OTHER ITEMS
Transaction costs	(5,838)	4,028	-		(1,810)
Gain/(loss) on financial instruments measured at fair value	9,568	(8,246)	-		1,322
Finance costs	(5,436)	370	(305)	(d)	(5,371)
Foreign exchange gain	1,582	-	-		1,582
Finance and other income	10,851	(9)	-		10,842
	10,727	(3,857)	(305)		6,565
NET LOSS FROM CONTINUING OPERATIONS	(6,399)	1,717	(305)		(4,987)

BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS	(0.04)				(0.03)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	142,801				143,172

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

LITHIUM AMERICAS CORP.
(to be renamed Lithium Americas (Argentina) Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

1. DESCRIPTION OF THE PLAN OF ARRANGEMENT

On May 15, 2023, the Board of Lithium Americas Corp. ("LAC") approved a proposed reorganization that will result in the separation of LAC's North American and Argentine business units into two independent public companies (the "Separation"). The Separation will establish two separate companies that include:

● an Argentina focused lithium company "Lithium Americas (Argentina) Corp." ("Lithium Argentina") owning LAC's current interest in its Argentine lithium assets, including the near-production Caucharí-Olaroz lithium brine project in Jujuy, Argentina; and

● a North America focused lithium company to be renamed "Lithium Americas Corp." ("New LAC"), which will own the Thacker Pass lithium project in Humboldt County, Nevada and LAC's North American investments ("LAC North America").

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia (the "Arrangement"). Under the Arrangement, LAC shareholders will retain their proportionate interest in shares of LAC, which would become Lithium Argentina and receive newly issued shares of New LAC in proportion to their then-current ownership of LAC.

Details of the Arrangement are described in the accompanying management information circular (the "Information Circular").  The Arrangement is subject to a variety of conditions which include, among others and without limitation, approval of LAC shareholders of the Arrangement Resolution described in the Information Circular, regulatory and court approvals, tax rulings and other customary closing conditions.

Following completion of all the steps involved in the Arrangement and described in detail in the Information Circular:

● Lithium Argentina will no longer have any ownership in LAC's interests in LAC North America or other assets transferred to New LAC pursuant to the Arrangement;

● Each LAC shareholder will receive one common share of Lithium Argentina, along with one common share of New LAC, for each share of LAC held immediately prior to the Separation;

● Holders of equity incentive compensation awards previously issued by LAC in the form of deferred share units ("DSUs"), restricted share units ("RSUs") and performance share units ("PSUs") will receive equity incentive awards of New LAC and Lithium Argentina, which will have substantially the same terms, subject to the economic adjustments and other necessary modifications as governed by the Arrangement, such that the total of the fair market value of the New LAC units and the fair market value of the Lithium Argentina units receivable by the holders, does not exceed the fair market value of the LAC units exchanged by such holder, as determined immediately before the exchange.

To the extent recipients of Lithium Argentina DSUs or RSUs serve as directors or employees of Lithium Argentina upon Separation, generally these awards remain subject to the vesting conditions of the original LAC awards, while DSUs or RSUs issued to such individuals by New LAC become immediately vested and are settled in shares.

LITHIUM AMERICAS CORP.
(to be renamed Lithium Americas (Argentina) Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

To the extent recipients of Lithium Argentina DSUs or RSUs serve as directors or employees of New LAC rather than Lithium Argentina upon Separation, generally these awards will be subject to accelerated vesting and settled in shares immediately upon completion, while DSUs or RSUs issued to such individuals by New LAC will be subject to the vesting conditions of the original LAC awards.

Awards issued by Lithium Argentina and New LAC in exchange for previously outstanding PSUs issued by LAC remain subject to the time-based vesting conditions of the original LAC awards and, upon the passage of the time-based vesting conditions, will be settled by the issuance of one common share, irrespective of the performance multiplier the LAC PSU was previously subject to.  Notwithstanding the foregoing, Lithium Argentina and New LAC PSUs that replace LAC PSUs that were fully vested and outstanding prior to the Separation may be settled by Lithium Argentina and/or New LAC, as applicable, in accordance with the performance multiplier applicable to the PSUs replaced.

All options outstanding as of January 1, 2022 have been exercised as of March 31, 2023.  As of the date of the Information Circular, no stock options remain outstanding.

These pro forma condensed consolidated financial statements assume the Separation does not constitute a Change of Control as defined in LAC's Amended and Restated Equity Incentive Plan in effect prior to the Separation.

2. BASIS OF PRESENTATION

These unaudited pro forma condensed consolidated financial statements have been compiled for the purposes of inclusion in the Information Circular and assume that the conditions described under the Arrangement are met.  In addition, these pro forma financial statements assume all shareholders participate in the Separation transaction and that shareholders approve the GM Transaction Resolutions (as defined in the Information Circular).

Upon completion of the Arrangement, Lithium Argentina's share structure will consist of common shares and Lithium Argentina will have no ownership in New LAC.

These unaudited pro forma condensed consolidated financial statements have been prepared from information derived from, and should be read in conjunction with, the following financial statements each prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") as applicable to annual or interim financial statements:

(i) the unaudited condensed consolidated interim financial statements of LAC as at and for the three months ended March 31, 2023;

(ii) the audited consolidated financial statements of LAC as at and for the year ended December 31, 2022;

(iii) the unaudited carve-out financial statements of LAC North America as at and for the three months ended March 31, 2023; and

(iv) the audited carve-out financial statements of LAC North America as at and for the year ended December 31, 2022.

These unaudited pro forma condensed consolidated financial statements include:

(a) An unaudited pro forma condensed consolidated statement of financial position as of March 31, 2023 has been compiled from:

LITHIUM AMERICAS CORP.
(to be renamed Lithium Americas (Argentina) Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

(i) The unaudited consolidated statement of financial position of LAC as at March 31, 2023, subtracting

(ii) The unaudited carve-out statement of financial position of LAC North America as at March 31, 2023, and

(iii) The adjustments described in Note 4.

This statement assumes that the Separation occurred on March 31, 2023.

(b) An unaudited pro forma condensed consolidated statement of loss from continuing operations for the year ended December 31, 2022 has been compiled from:

(i) The audited consolidated statements of comprehensive loss of LAC for the year ended December 31, 2022, subtracting

(ii) The audited carve-out statements of comprehensive loss of LAC North America for the year ended December 31, 2022, and

(iii) The adjustments described in Note 4.

This statement assumes that the Separation occurred on January 1, 2022.

(c) An unaudited pro forma condensed consolidated statements of loss from continuing operations for the three months ended March 31, 2023 has been compiled from:

(i) The unaudited condensed consolidated statements of comprehensive loss of LAC for the three months ended March 31, 2023, subtracting

(ii) The unaudited carve-out statements of comprehensive loss of LAC North America for the three months ended March 31, 2023, and adjusting for

(iii) The adjustments described in Note 4.

This statement assumes that the Separation occurred on January 1, 2022.

These unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Separation been consummated on the dates indicated. Actual amounts recorded upon completion of the Separation will differ from those recorded in the unaudited pro forma condensed consolidated financial statements and such differences could be material.

Among other things, management has not presented any pro forma adjustments, including autonomous entity adjustments, related to any changes in the cost structure associated with maintaining an independent corporation function as a separate public company or the impact of a Transitional Services Agreement (as defined in the Information Circular) to be agreed between the parties prior to completion of the Separation. These pro forma condensed consolidated financial statements do not purport to be indicative of the future financial position or results of operations of Lithium Argentina as a result of the Separation.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed consolidated financial statements are set out in the audited consolidated financial statements of LAC as at and for the year ended December 31, 2022 and the unaudited consolidated interim financial statements of LAC as at and for the three months ended March 31, 2023.

LITHIUM AMERICAS CORP.
(to be renamed Lithium Americas (Argentina) Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

At the time of Separation, Lithium Argentina will recognize a gain or loss on distribution equal to the difference between the fair value and the carrying amount of net assets distributed.  This gain or loss will be presented as a gain or loss from the distribution of discontinued operations.  Lithium Argentina will recognize the distribution first as a reduction of retained earnings.  If retained earnings is insufficient, any excess value will be charged against any available balance of contributed surplus, with any remainder charged against share capital.

4. PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect adjustments to give effect to the Separation as described in the Information Circular. Assumptions and transaction adjustments made are as follows:

a) To reflect the transfer of $75 million from LAC to New LAC pursuant to the Arrangement.  In the event the Separation takes effect later than September 1, 2023, the amount of cash to be transferred is subject to adjustment at the discretion of the LAC Board

b) To reflect Lithium Argentina's estimated transaction costs of the Separation to be incurred subsequent to March 31, 2023.

c) LAC convertible notes become convertible into a number of common shares of Lithium Argentina in accordance with their original terms. The fair value of the convertible debt in these condensed consolidated pro forma financial statements assume no difference arises between the 10-day average closing share price of LAC prior to the Separation date and the closing price on the Separation date.

d) To reflect the transfer, pursuant to the Arrangement, of LAC's receivable from LAC North America to New LAC, and to eliminate the effect of the associated intercompany interest cost recognized by LAC North America, including amounts capitalized within property, plant and equipment.

e) To reflect the effect of the reorganization of share capital and the distribution to shareholders as a result of the Separation of New LAC.

As a result of the Arrangement, Lithium Argentina will recognize a gain or loss on the distribution of discontinued operations equal to the difference between the fair value and the carrying value of net assets transferred to shareholders, each measured on the date of Separation.

These condensed consolidated pro forma financial statements assume the fair value of the distributed property exceeds available retained earnings which will exist after (i) recognition of the gain on the distribution of discontinued operations and (ii) recognition of associated transaction costs of $26,000 (see (b) above) and compensation costs of $266 (see (f)(i) below).  Because the estimated fair value of distributed property exceeds the combined value of the expected retained earnings and contributed surplus, deficit and contributed surplus have been adjusted to nil, with the remaining effects of the Arrangement charged against share capital.

f) To reflect the impact of accelerated vesting related to individuals who were employees of subsidiary entities of LAC during the periods presented including:

LITHIUM AMERICAS CORP.
(to be renamed Lithium Americas (Argentina) Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

(i) compensation expense as a result of the accelerated vesting of New LAC RSUs received by individuals employed by subsidiaries of Lithium Argentina during the periods presented, and

(ii) the issuance of Lithium Argentina shares in settlement of Lithium Argentina DSUs and RSUs received in the Arrangement by individuals employed by subsidiaries of the North Americas business as of and during the periods presented.

At the time of the Separation, directors and employees of LAC (other than the subsidiary employees discussed above) will generally assume director or employment roles with only one of Lithium Argentina or New LAC.  Role changes of LAC directors and employees have not been assumed to have retroactive effect.  Directors and employees of LAC are assumed to have served in a director or employee capacity with respect to Lithium Argentina and New LAC throughout the periods presented.    At the time of such future role changes, a portion of DSUs and RSUs held by these individuals will be subject to accelerated vesting, a portion of which will be attributed to Lithium Argentina. These unaudited pro forma condensed consolidated financial do not give effect to the acceleration of vesting or settlement of these instruments resulting from such role changes.  LAC's unrecognized compensation expense associated with unvested share-based payments as of March 31, 2023 is $13,984. Outstanding DSUs, RSUs and PSUs issued by LAC, as well as the corresponding units to be issued by Lithium Argentina and New LAC are disclosed in the Information Circular.

g) To eliminate LAC North America's Net parent investment upon the distribution of LAC's interests in LAC North America.

5. PRO FORMA SHARES ISSUED AND OUTSTANDING

Lithium Argentina has authorized an unlimited number of common shares.

Lithium Argentina's pro forma issued and outstanding common shares after the Arrangement as at March 31, 2023 has been determined as follows:

Common shares (000's)
LAC shares Issued and outstanding at March 31, 2023	151,063
Common shares issuable upon the assumed settlement of Lithium Argentina RSUs received by individuals employed by subsidiaries of LAC North America	425
Issuance of 2 common shares upon the cancellation the GM warrant and tranche 2 subscription agreement with LAC, upon the entry into replacement agreements by New LAC	-
Pro forma common shares issued and outstanding, March 31, 2023	151,488

LITHIUM AMERICAS CORP.
(to be renamed Lithium Americas (Argentina) Corp.)
Notes to the Pro Forma Condensed Consolidated Financial Statements
For year ended December 31, 2022 and the three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, shares in thousands, unless otherwise stated)

6. PRO FORMA LOSS PER SHARE FROM CONTINUING OPERATIONS

Pro forma basic and diluted loss per share from continuing operations for the year ended December 31, 2022 and the three months ended March 31, 2023 are calculated based upon the weighted average number of Lithium Argentina common shares that would have been outstanding had the Separation occurred on January 1, 2022.

	Year ended December 31, 2022	Three months ended March 31, 2023
Weighted average number of common shares outstanding LAC and equivalent Lithium Argentina shares following Separation	133,709	142,801
Pro forma effect of assumed settlement of Lithium Argentina RSUs received by employees of LAC North America	350	371
Pro forma weighted average number of common shares outstanding	134,059	143,172
Pro forma net loss from continuing operations attributable to shareholders of Lithium Argentina	$ (29,608)	$ (4,987)
Pro forma basic and diluted net loss per share from continuing operations	$ (0.22)	$ (0.03)

The pro forma weighted average common shares outstanding does not give effect to (i) additional shares issuable upon the acceleration or settlement of DSUs or RSUs that will occur in connection with future role changes of directors or employees of LAC or (ii) any voluntary settlement by Lithium Argentina or holders of vested awards.

SCHEDULE "O"
GM TRANCHE 2 PRICING RESOLUTION

WHEREAS:

A. Lithium Americas Corp. (the "Company") has entered into a master purchase agreement with General Motors Holdings LLC ("General Motors") dated January 31, 2023 pursuant to which General Motors and its affiliates ("GM") will make an approximately US$650 million equity investment in the Company in two tranches (the "GM Transaction");

B. the first tranche of the GM Transaction ("Tranche 1") closed on February 16, 2023, whereby GM acquired 15,002,243 common shares of the Company ("LAC Common Shares") at a price of US$21.339 per LAC Common Share (the "Tranche 1 Subscription Price") for gross proceeds of approximately US$320 million and was issued 11,890,848 LAC Common Share purchase warrants ("Tranche 2 AEWs") each exercisable into a LAC Common Share at a price of US$27.74 for a term of 36 months following the closing of Tranche 1, resulting in GM holding a 9.9% equity interest in the Company on a non-diluted basis immediately upon closing;

C. subject to receipt of requisite approvals, the Company intends to complete an arrangement under section 288 of the Business Corporations Act (British Columbia) (the "Arrangement") involving the Company and 1397468 B.C. Ltd. ("New LAC"), which will be re-named "Lithium Americas Corp."  upon the completion of the Arrangement, as more particularly described in the notice of annual and special meeting and circular of the Company dated effective June 16, 2023 (the "Circular"); and

D. in connection with the second tranche of the GM Transaction ("Tranche 2"), GM has agreed to subscribe for LAC Common Shares (or, following the Arrangement, common shares of New LAC ("New LAC Common Shares")) representing the balance of the aggregate subscription under the GM Transaction, being approximately US$330 million,  based on the five (5) day volume weighted average price ("VWAP") of the LAC Common Shares or, following the date of the Arrangement, New LAC Common Shares, on the NYSE ending on the date of the notice from the Company to GM regarding the satisfaction of the condition that the Company secure sufficient funding to complete certain development milestones for its Thacker Pass Project (the "TP Available Capital Notice"), subject to a maximum price of US$27.74 per LAC Common Share, being 130% of the Tranche 1 Subscription Price (as adjusted for the Arrangement).

E. Tranche 2 will be conducted pursuant to either:

a. the exercise by GM of the 11,890,848 Tranche 2 AEWs previously issued by the Company to GM on February 16, 2023, with each Tranche 2 AEW exercisable into a LAC Common Share at a price of US$27.74 per LAC Common Share (or, post-Arrangement, a New LAC Common Share at a price adjusted for the Arrangement) for a term of 36 months following the closing of Tranche 1; or

b. the subscription by GM for that number of LAC Common Shares (or, post-Arrangement, New LAC Common Shares) pursuant to a subscription agreement between the Company and GM dated February 16, 2023 (the "Tranche 2 Subscription Agreement") which represents the balance of the aggregate subscription under the GM Transaction, based on the five (5) day VWAP of the LAC Common Shares (or, post-Arrangement, New LAC Common Shares) on the NYSE ending on the date of the TP Available Capital Notice, subject to a maximum price of US$27.74 per LAC Common Share, being 130% of the Tranche 1 Subscription Price (or a price adjusted for the Arrangement in respect of New LAC Common Shares).

O-1

BE IT RESOLVED as an ordinary resolution of disinterested shareholders that:

1. the maximum price for the LAC Common Shares or New LAC Common Shares, as applicable, ("Common Shares") subscribed for by GM pursuant to the Tranche 2 Subscription Agreement of US$27.74 per Common Share (subject to adjustment in the event of the occurrence of any alteration to the Common Shares as contemplated by the Tranche 2 Subscription Agreement), as more particularly described in the Circular, is hereby authorized and approved;

2. any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such further agreements, documents and instruments and to perform all such other acts, deeds and things as such director or officer may deem to be necessary or advisable for the purpose of giving full force and effect to the provisions of these resolutions, the execution and delivery by such director or officer of any such agreement, document or instrument or the doing of any such act or thing being conclusive evidence of such determination.

O-2

SCHEDULE "P"
GM TRANCHE 2 OWNERSHIP RESOLUTION

WHEREAS:

A. Lithium Americas Corp. (the "Company") has entered into a master purchase agreement with General Motors Holdings LLC ("General Motors") dated January 31, 2023 pursuant to which General Motors and its affiliates ("GM") will make an approximately US$650 million equity investment in the Company in two tranches (the "GM Transaction");

B. the first tranche of the GM Transaction ("Tranche 1") closed on February 16, 2023, whereby GM acquired 15,002,243 common shares of the Company ("LAC Common Shares") at a price of US$21.339 per LAC Common Share (the "Tranche 1 Subscription Price") for gross proceeds of approximately US$320 million and was issued 11,890,848 LAC Common Share purchase warrants ("Tranche 2 AEWs") each exercisable into a LAC Common Share at a price of US$27.74 for a term of 36 months following the closing of Tranche 1, resulting in GM holding a 9.9% equity interest in the Company on a non-diluted basis;

C. subject to receipt of requisite approvals, the Company intends to complete an arrangement under section 288 of the Business Corporations Act (British Columbia) (the "Arrangement") involving the Company and 1397468 B.C. Ltd. ("New LAC"), which will be re-named "Lithium Americas Corp." upon the completion of the Arrangement, as more particularly described in the notice of annual and special meeting and circular of the Company dated effective June 16, 2023 (the "Circular"); and

D. in connection with the second tranche of the GM Transaction ("Tranche 2"), GM has agreed to subscribe for LAC Common Shares (or, following the Arrangement, common shares of New LAC ("New LAC Common Shares")) representing the balance of the aggregate subscription under the GM Transaction, being approximately US$330 million based on the five (5) day volume weighted average price ("VWAP") of the LAC Common Shares or, following the date of the Arrangement, New LAC Common Shares, on the NYSE ending on the date of the notice from the Company to GM regarding the satisfaction of the condition that the Company secure sufficient funding to complete certain development milestones for its Thacker Pass Project (the "TP Available Capital Notice"), subject to a maximum price of US$27.74 per LAC Common Share, being 130% of the Tranche 1 Subscription Price (as adjusted for the Arrangement).

E. Tranche 2 will be conducted pursuant to either:

a. the exercise by GM of the 11,890,848 Tranche 2 AEWs previously issued by the Company to GM on February 16, 2023, with each Tranche 2 AEW exercisable into a LAC Common Share at a price of US$27.74 per LAC Common Share (or, post-Arrangement, a New LAC Common Share at a price adjusted for the Arrangement) for a term of 36 months following the closing of Tranche 1; or

b. the subscription by GM for that number of LAC Common Shares (or, post-Arrangement, New LAC Common Shares) pursuant to a subscription agreement between the Company and GM dated February 16, 2023 (the "Tranche 2 Subscription Agreement") which represents the balance of the aggregate subscription under the GM Transaction, based on the five (5) day VWAP of the LAC Common Shares (or, post-Arrangement, New LAC Common Shares) on the NYSE ending on the date of the TP Available Capital Notice, subject to a maximum price of US$27.74 per LAC Common Share, being 130% of the Tranche 1 Subscription Price (or a price adjusted for the Arrangement in respect of New LAC Common Shares).

P-1

BE IT RESOLVED as an ordinary resolution of disinterested shareholders that:

1. the ownership by GM of more than 20% of the issued and outstanding LAC Common Shares, or upon completion of the Arrangement, New LAC (as applicable, the "Common Shares"), resulting from:

a. the exercise by GM of the 11,890,848 Tranche 2 AEWs; or

b. the issuance of Common Shares to GM pursuant to the Tranche 2 Subscription Agreement,

in either case, in connection with Tranche 2, all as more particularly described in the Circular, is hereby authorized and approved; and

2. any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such further agreements, documents and instruments and to perform all such other acts, deeds and things as such director or officer may deem to be necessary or advisable for the purpose of giving full force and effect to the provisions of these resolutions, the execution and delivery by such director or officer of any such agreement, document or instrument or the doing of any such act or thing being conclusive evidence of such determination.

P-2

SCHEDULE "Q"
INFORMATION RELATING TO ANNUAL MEETING MATTERS

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	Q-53

Annual Burn Rate Under the Plan	Q-53
Summary of the Plan	Q-54
Plan Grants and Limits	Q-56

INFORMATION RELATING TO ANNUAL MEETING MATTERS

This Schedule sets out information relating to certain annual meeting matters of Lithium Americas Corp. (the "Company", "Lithium Americas" or "LAC") as it exists prior to the completion of the Arrangement, in addition to information set forth in the section entitled "Items of Business" in the Circular. All information in this Schedule is as of the date of this Circular, except as otherwise noted herein.

Unless otherwise required by the context, all capitalized terms used but not defined in this Schedule have the same meanings ascribed to them in the Circular to which this Schedule is attached.

"Common Shares" in this Schedule means the common shares in the capital of Lithium Americas. "RSUs", "PSUs", "DSUs" and "Options" (all of which are defined herein) refer to the incentive securities of Lithium Americas.

Committees of our Board are abbreviated in certain tables in this Schedule as follows:

  Audit Committee and Risk - "ACR"

  Environment, Sustainability, Safety and Health Committee - "ESSHC"

  Governance, Nomination, Compensation and Leadership Committee - "GNCLC"

All currency in this Schedule is expressed in Canadian dollars ("C$" or "$") or United States dollars ("US$"), as indicated herein.

FORWARD-LOOKING STATEMENTS

This Schedule contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking statements generally can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In particular, this Schedule contains forward-looking statements, including, without limitation, with respect to the following matters or the Company's expectations relating to such matters: commitment to responsible and sustainable resource development and updates to the Company's ESG (as defined herein) strategy; identification of opportunities to further reduce expected carbon intensity; implementation of initiatives for the restoration and protection of great basin sagebrush; development of policies to address and formalize the Company's commitment and expected performance in emerging social and humanitarian issues of concern to the Company's employees and stakeholders; commitment to diversity initiatives and goals in respect of talent acquisition and retention matters and the oversight thereof by the Governance, Nomination, Compensation and Leadership Committee; provision of training throughout the Company to address health and safety risks and other matters; commitment to transparent, timely and effective communication with Shareholders; disclosure of future waivers from the requirements of the Code granted to directors or executive officers; disclosure of 2022 developments; planned updates to the Company's policies and Board or governance-related documents; and enhancement of the Company's performance management system.

Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. See the risk factors outlined in the Circular. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of providing information about management's current expectations and plans.

DIRECTORS DISCLOSURE

Advance Notice for Nominations

Further to the Company's advance notice requirements, any Shareholder who wishes to nominate a candidate to stand for election as a director must provide advance notice to the Corporate Secretary by personal delivery or email. Notice must be delivered at least 30 days before the date of the Meeting, resulting in a delivery date no later than June 30, 2023. Additional advance notice requirements are set out in the extract of the advance notice provision from the Company's Articles available on our website (www.lithiumamericas.com).

Majority Voting Policy

The Company has a majority voting policy that establishes requirements for the election of directors at uncontested meetings of Shareholders (the "Majority Voting Policy"). Under the policy, nominees are required to stand for election individually and not as a slate. Any nominee who receives a majority of "withheld" or "against" votes (50% + 1) is deemed to have tendered their resignation to the Board. The Board has the discretion, on recommendation from the Governance, Nomination, Compensation and Leadership Committee, to decline any deemed resignation within 90 days of the meeting at which the election occurred, but doing so will require the Company to issue a press release pursuant to the Majority Voting Policy. The nominee would be excluded from Board and committee meetings until a decision is made on whether to accept the nominee's deemed resignation. Any acceptance of a deemed resignation will create a vacancy on the Board that can be filled as permitted by applicable corporate law in British Columbia, including a Board appointment of a new nominee.

Diverse and Independent Board with Lithium Industry Experience

Five of eight nominees are "independent", two of eight nominees are women (both of whom are independent), four of eight nominees are of diverse ethnicities, and eight of eight nominees have lithium industry experience at a level of general competency or above.  Below is the tenure of directors.

Nominees

The following tables set out information regarding nominees for election as directors, including the names, province or state and country of residence, the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2022 fiscal year (if applicable) and the number of securities of the Company that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

GEORGE IRELAND, Non-Executive Board Chair Massachusetts, USA

Mr. Ireland joined the Company as a Director in November 2015. He has over forty years of experience in the mining and metals industry in positions ranging from field geologist and operations, to banking and venture capital. In 2004, Mr. Ireland founded Geologic Resource Partners LLP and serves as Chief Investment Officer and CEO. He previously held various roles as an analyst and partner with investment firms including Knott Partners LP, Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

He graduated from the University of Michigan with a BSc degree from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.

Independent Director Age: 66

2022 AGM Voting Results		Other Public Company Boards and Committees
97.97% voted for, 2.03% withheld		Amerigo Resources Ltd. Heliostar Metals Corp.
2022 Compensation		2022 Meeting Attendance
Total Compensation DSU Compensation DSUs as % of Total Compensation	US$238,000 US$153,341 64%	Board of Directors ACR ESSHC	11 of 11 5 of 5 2 of 3	100% 100% 67%

Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	RSUs	Options	Total Securities	Total Market Value*
3,256,186	99,106	27,403	-	3,382,695	US$70,596,845

* Based on the NYSE closing price of US$20.87 per Common Share on June 16, 2023.

FABIANA CHUBBS, Director British Columbia, Canada

Ms. Chubbs has been a Corporate Director since 2018 and a director of Lithium Americas since June 2019. Previously she was the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018 (a leading gold and base metals producer).

Ms. Chubbs holds a Certified Public Accountant bachelor's degree, and a Bachelor of Business Administration degree, from the University of Buenos Aires.  She is a Chartered Professional Accountant in Canada (CPA, CA), having previously worked with PricewaterhouseCoopers LLP Canada for 10 years.

Independent Director Age: 57

2022 AGM Voting Results		Other Public Company Boards and Committees
97.47% voted for, 2.53% withheld		Royal Gold, Inc.
2022 Compensation		2022 Meeting Attendance
Total Compensation DSU Compensation DSUs as % of Total Compensation	US$206,000 US$108,000 52%	Board of Directors ACR GNCLC	11 of 11 5 of 5 20 of 20	100% 100% 100%

Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
6,600	34,250	-	40,850	US$852,540

* Based on the NYSE closing price of US$20.87 per Common Share on June 16, 2023.

KELVIN DUSHNISKY, Director Ontario, Canada

Mr. Dushnisky joined our Board in June 2021. He has served as a Corporate Director since June 2020. Previously, he was the Chief Executive Officer and Executive Director of AngloGold Ashanti Limited from 2018 to 2020 (a leading gold producer). Before joining AngloGold Ashanti, Mr. Dushnisky was an Executive Director and President of Barrick Gold Corporation (a leading gold and copper producer) from 2015 to 2018, after serving in increasingly senior roles with Barrick since 2002.

He graduated from the University of British Columbia with a master's degree in science and a juris doctorate in law.

Mr. Dushnisky is a former Chair of the World Gold Council, a former member of the Accenture Global Mining Council, a former member of the Board of the ICMM (International Council on Mining and Metals), and a former member of the Board of Trustees of the University Health Network (UHN), Toronto.

Independent Director Age: 59

2022 AGM Voting Results		Other Public Company Boards and Committees
96.70% voted for, 3.30% withheld		Doman Building Materials Group Ltd. Rigel Resource Acquisition Corp.
2022 Compensation		2022 Meeting Attendance
Total Compensation DSU Compensation DSUs as % of Total Compensation	US$187,000 US$99,000 53%	Board of Directors ESSHC GNCLC	10 of 11 2 of 3 20 of 21	91% 67% 95%

Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
-	7,857	-	7,857	US$163,976

* Based on the NYSE closing price of US$20.87 per Common Share on June 16, 2023.

JONATHAN EVANS, President and CEO Georgia, USA

Mr. Evans joined the Company as a Director in June 2017, and has served as its President since August 2018 and its CEO since May 2019. From March 2016 to September 2018, he was the Chief Operating Officer of DiversiTech Corporation (a manufacturing company). Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and General Manager for the lithium division of FMC Corporation (a leading chemical manufacturer), and has held executive management roles at Arysta LifeScience Corp., AMRI Corporation and General Electric Company.

He holds a Master of Science, Business Management from Rensselaer Polytechnic Institute and a Bachelor of Science in mechanical engineering from Clarkson University.

Non-Independent Age: 53

2022 AGM Voting Results		Other Public Company Boards and Committees
98.64% voted for, 1.36% withheld		N/A
2022 Compensation		2022 Meeting Attendance
Total Compensation	See NEO executive compensation disclosure	Board of Directors	11 of 11	100%

Securities Ownership Details
Common Shares	RSUs	PSUs	DSUs	Options
341,370	227,222	89,497	9,747	-

(1) PSUs (as defined below) vest in relation to the Company's stock performance versus its peers. The number above reflects the actual number of PSUs granted. The maximum number of Common Shares which may become issuable is equal to two times the number of PSUs, and the minimum number is equal to zero Common Shares. See "Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group" for more information on the vesting of the PSUs.

YUAN GAO, Director Colorado, USA

Dr. Gao has served as a Corporate Director since 2019, including on our Board since October 2019 and as Vice-Chairman of the board of directors of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd. ("Pulead") (a lithium ion battery materials and components producer and research & development company) from September 2019 to May 2023. Prior to that, he was the President and Chief Executive Officer of Pulead from May 2014 to September 2019. He previously held senior positions with Molycorp Inc. and FMC Corp.'s lithium division.

He graduated from the University of British Columbia with a PhD in Physics.

Independent Director Age: 60

2022 AGM Voting Results		Other Public Company Boards and Committees
89.05% voted for, 10.95% withheld		N/A
2022 Compensation		2022 Meeting Attendance
Total Compensation DSU Compensation DSUs as % of Total Compensation	US$199,000 US$105,000 53%	Board of Directors ESSHC GNCLC	11 of 11 3 of 3 20 of 20	100% 100% 100%

Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
-	25,544	-	25,544	US$533,103

* Based on the NYSE closing price of US$20.87 per Common Share on June 16, 2023.

JOHN KANELLITSAS, Executive Vice Chair Florida, USA

Mr. Kanellitsas joined the Company in June 2013 and currently serves as our Executive Vice Chair overseeing business development and capital markets strategies since August 2018. He has served as a Director since September 2015. Prior to that he served in various executive roles with the Company since November 2015 and prior to that with the former Lithium Americas Corp. including in the capacity of CEO from June 2014 to September 2015 and Interim CEO from June 2013 to June 2014. He has over 25 years of experience in the investment banking and asset management industries, including with Geologic Resource Partners, LLP and Morgan Stanley & Co. in New York and San Francisco.

Mr. Kanellitsas has an MBA from the University of California in Los Angeles and a BSc degree in Mechanical Engineering from Michigan State University.

Non-Independent Age: 61

2022 AGM Voting Results		Other Public Company Boards and Committees
96.59% voted for, 3.41% withheld		Largo Physical Vanadian Corp. Lithium Royalty Corp.
2022 Compensation		2022 Meeting Attendance
Total Compensation	See NEO executive compensation disclosure	Board of Directors	11 of 11	100%

Securities Ownership Details
Common Shares	RSUs	PSUs	DSUs	Options
Direct 1,655,756 Indirect 88,445	831,287	111,186(1)	-	-

(1) PSUs (as defined below) vest in relation to the Company's stock performance versus its peers. The number above reflects the actual number of PSUs granted. The maximum number of Common Shares which may become issuable is equal to two times the number of PSUs, and the minimum number is equal to zero Common Shares. See "Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group" for more information on the vesting of the PSUs.

JINHEE MAGIE, Director Ontario, Canada

Ms. Magie joined our Board in June 2021 and has been a Corporate Director since September 2022. She joined the board of directors of AngloGold Ashanti Ltd. in June 2023. Prior to that she was the Chief Financial Officer and Senior Vice President of Lundin Mining Corporation (a leading diversified base metals producer) from October 2018 to September 2022, after joining Lundin in September 2008 and serving in various roles of increasing responsibility.

She holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA), having previously worked with Ernst & Young.

Independent Director Age: 55

2022 AGM Voting Results		Other Public Company Boards and Committees
97.17% voted for, 2.83% withheld		AngloGold Ashanti Ltd. Star Royalties Ltd.
2022 Compensation		2022 Meeting Attendance
Total Compensation DSU Compensation DSUs as % of Total Compensation	US$192,000 US$99,000 52%	Board of Directors ACR GNCLC	11 of 11 5 of 5 21 of 21	100% 100% 100%

Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
-	6,795	-	6,795	US$141,812

* Based on the NYSE closing price of US$20.87 per Common Share on June 16, 2023.

FRANCO MIGNACCO, President of Minera Exar Jujuy, Argentina

Mr. Mignacco has been a Director of LAC since September 2015 and serves on the board of Full Circle Lithium Corp. since April 21, 2023. He has served as President of Minera Exar S.A. ("Minera Exar") since June 2013, overseeing operations and development of the Cauchari-Olaroz Project. Previously, he was the Vice Chairman of the former Lithium Americas Corp. from June 2013 to September 2015.

Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and a mining degree with honours from Universidad Austral, Buenos Aires, Argentina.

Non-Independent Age: 40

2022 AGM Voting Results		Other Public Company Boards and Committees
96.95% voted for, 3.05% withheld		Full Circle Lithium Corp.
2022 Compensation		2022 Meeting Attendance
Total Compensation	Compensated as President of Minera Exar, see Director Compensation Table	Board of Directors	11 of 11	100%
Securities Ownership Details
Common Shares	RSUs	PSUs	DSUs	Options
Direct 486,185 Indirect 1,743,935(1)	191,221	99,601 (2)	-	-

(1) Held by Grupo Minero Los Boros S.A., an entity in which Mr. Mignacco holds an interest.

(2) PSUs (as defined below) vest in relation to the Company's stock performance versus its peers. The number above reflects the actual number of PSUs granted. The maximum number of Common Shares which may become issuable is equal to two times the number of PSUs, and the minimum number is equal to zero Common Shares. See "Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group" for more information on the vesting of the PSUs.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or proposed director of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company that:

(a) while that person was acting in that capacity was the subject of a cease trade order or similar order, or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of the company, in the company being the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director or proposed director of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

CORPORATE GOVERNANCE

Corporate Governance Overview

The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting Shareholders' interests and maximizing Shareholder value.

Governance Highlights

BOARD INDEPENDENCE AND COMPOSITION	√	Independence. The Board is composed of a majority of independent directors, and 100% of committee members are independent. All Board and committee Chairs are independent.
	√	Committees. Three committees with written mandates oversee key functional areas within our organization, including audit, risk, governance, compensation, safety, health, environment, sustainability, nomination and leadership succession planning matters.
	√	In-Camera Sessions. Independent directors have the opportunity to meet in-camera at every Board and committee meeting.
OVERSIGHT AND STRATEGY	√	Oversight and Strategy. The Board or its committees oversee corporate strategy, enterprise risk management, Environmental, Social and Governance ("ESG") matters, the Code (as defined below) and ethics matters, corporate culture and talent retention, compensation and succession planning, whistleblower matters, insurance and cybersecurity. An annual corporate strategy session is generally held by executives and the Board.
GOVERNANCE PRACTICES	√	Diversity Initiative. As our organization continues to grow, we support diversity in our hiring practices as one aspect of finding the most qualified candidates for internal roles and on our Board. Two of our independent directors are women, and four of our directors come from ethnically diverse backgrounds. The Lithium Americas senior management team includes three females, along with four individuals from ethnically diverse backgrounds. Further details regarding diversity are included in the "Diversity" section below.
	√	Ethical Business Conduct. Our Code applies to everyone within our organization, directors and consultants we do business with.
	√	Share Ownership Requirements. Share ownership guidelines are in effect for independent directors to better align their interests with those of securityholders.
	√	Qualified Board. Board composition is guided by a skills matrix assessment process to evaluate whether Board composition aligns with the Company's current needs.
	√	Annual Performance Assessments. The Board and its committees conduct performance assessments of their effectiveness and that of individual directors.
	√	Board Mandate and Position Descriptions. We have a Board mandate, and formal position descriptions for the Board Chair, Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") roles.
	√	Board Education. We have an orientation program for new directors, and an annual board education program.
SHAREHOLDER VOTING AND RIGHTS	√	Annual Election and Majority Voting. Annual elections are held to elect Board directors at the annual meeting of shareholders by majority vote, pursuant to our Majority Voting Policy (there is no slate voting).
	√	No Dual Class or Non-Voting Shares. We have a single class of common shares whose holders are entitled to call meetings and vote. There are no classes of non-voting shares.
	√	Hedging Not Permitted. Our Securities Trading Policy prohibits hedging and short-selling, including through the use of derivative securities, by Board directors, Named Executives, employees and internal consultants, other than in limited circumstances to facilitate Plan exercises or pay taxes associated with Plan exercises.

Lithium Americas' governance practices are based on a number of sources, including:

  National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Corporate Governance Disclosure Rules");
  National Policy 58-201 - Corporate Governance Guidelines, which sets out best practices for sound governance;
  The Sarbanes-Oxley Act of 2002 as amended from time to time;
  TSX corporate governance guidelines; and
  NYSE corporate governance standards that apply to foreign private issuers.

Our governance practices meet the requirements of Canada and the United States that apply to us, as well as meeting the requirements for companies listed on the TSX, and for a foreign private issuer listed on NYSE. A statement as to how our governance practices differ from NYSE standards applicable to domestic issuers is available on our website (www.lithiumamericas.com).

We keep informed about changes to governance best practices, and incorporate them to keep our practices current, based on our stage of development and internal business requirements.

Lithium Americas' overall corporate governance practices, including certain policies and protocols related thereto, are summarized below.

About the Board

Role and Mandate

The Board has overall responsibility for corporate governance matters by virtue of its responsibility for:

  developing and approving corporate policies and guidelines;
  assisting in the definition of corporate objectives and assessing corporate strategies and key plans;
  overseeing material risks of the Company and its business;
  overseeing the integrity of our internal financial controls and management information systems;
  evaluating the Company's performance and the performance of the Board, its committees and individual directors; and
  appointing executive officers and, together with the relevant committee, reviewing their performance.

The Board's responsibility for these items is reflected in a board mandate that sets out the written terms of reference for the Board's authority, responsibility and function. The board mandate is attached as Schedule "R" to the Circular and is also available on our website (www.lithiumamericas.com).

Independence

The Board currently has eight members of whom five qualify as independent directors, being a majority, under the Corporate Governance Disclosure Rules. This includes our non-executive Board Chair, George Ireland, who is considered to be an independent director. Our committees are also comprised entirely of independent directors, including the chairs of each committee. The independent directors are: Fabiana Chubbs, Kelvin Dushnisky, Yuan Gao, George Ireland and Jinhee Magie.

The non-independent directors of Lithium Americas are Jonathan Evans, who is the President and CEO of the Company; John Kanellitsas, who is the Executive Vice Chair; and Franco Mignacco, who is the President of Minera Exar, which is a significant equity investee of the Company.

Generally independence of a director means that the individual is not an employee or member of management of the company or any subsidiary, receives no compensation from the company or a subsidiary except compensation for serving as a director on the board of directors, and generally the individual has no conflicts of interest or other ties to management, the company or a subsidiary that would lead to a determination that the individual is unable to exercise judgement independent of management. These same considerations extend to immediate family members of the individual.

Directors on our Board with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on the transaction or agreement at issue. The Board also forms special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgement is used to evaluate the transaction, free of any potential or actual conflict of interest, or for other purposes as needed and determined by the Board in its sole discretion.

Our Common Shares are dual-listed in Canada and the U.S. NYSE requirements and U.S. securities laws set out different requirements for determining director independence than TSX requirements and securities laws in Canada. As a "foreign private issuer" under U.S. securities laws, Lithium Americas is permitted to follow Canadian requirements (as our home country) instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three members of our Audit Committee and Risk satisfy the independence requirements of Rule 10A-3 under the U.S. Exchange Act.

Role of the Chair

The Board Chair leads the Board and is responsible for managing the affairs of the Board to ensure that it functions effectively and efficiently. Lithium Americas has developed a written description for the role of the Chair. The responsibilities of this role include:

  liaising with the CEO to facilitate an effective relationship between management and Board members;
  monitoring the Company's performance pursuant to its business plan, annual budgets and policy implementation;
  providing advice and mentorship to the CEO;
  chairing Board meetings and liaising with the Corporate Secretary in respect of meeting logistics, and to ensure all required business and items requiring approval are brought before the Board;
  facilitating in-camera sessions at Board meetings without the presence of management;
  ensuring the proper flow of information between management and the Board;
  chairing meetings of shareholders; and
  exercising the authority of the CEO in the event that the CEO is unable to act for any reason, and action on the CEO's part is urgently required.

Strategic Planning

The Board and management generally conduct an annual strategic planning session to discuss updates to the Company's corporate strategy. The strategic planning session typically occurs prior to the budget approval process to facilitate the Board's review of proposed budgets, taking into consideration the overall corporate strategy and direction of the Company. Financial forecasts for the Company are also presented to the Board together with a fulsome review of the Company's risk assessment matrix under its enterprise risk management system.

In November 2022, a strategic planning session was held by the Board and key senior management at which a determination was made to explore a proposed separation of the Company's North American and Argentine business units into two standalone public companies as a strategic initiative for 2023. See the Circular, particularly "Summary" and "The Arrangement" in the Circular, for further details regarding the proposed Separation.

The Board exercises its oversight of management's performance on execution of the Company's strategy by receiving:

  presentations from management at least quarterly on items including the status of the Company's mining projects and development operations including construction and development activities, budget performance to date, safety and health, community relations, the environment and sustainability, litigation involving the Company's material mining projects, investor relations matters, and human resources; and
  informal updates from management on material developments or items of interest to directors.

ESG Approach

Strategy

Lithium Americas' vision is to create shared value by a safe, environmentally responsible and inclusive lithium company. We are committed to safely and responsibly developing and operating our sites and building strong relationships with local communities and all stakeholders, as well as adhering to the highest governance standards.

Our ESG strategy will position our businesses to be ready to respond and adapt to the changing conditions of tomorrow by being a key participant and enabler in the transition to a low-carbon economy.

Our ESG strategy is based on a vision supported by four pillars and strategic objectives and priorities. We periodically review the objectives and priorities to reflect both progress made and the Company's growth and project maturity.

In September 2021, Lithium Americas joined as an IRMA (Initiative for Responsible Mining Assurance) Pending Member, which means the Company commits to having its projects audited against the new draft IRMA Ready Standard for Responsible Mineral Exploration and Development framework within 12 months of the standard's availability for application, expected in 2023. IRMA is currently among the most stringent ESG standards for mining.

In the first half of 2022, the Company worked with IRMA to pilot the new IRMA Ready Standard for Responsible Mineral Exploration and Development at the Thacker Pass Project. The Company continues to identify and address areas of opportunities for improvement, in preparation for commencing an external audit at the Thacker Pass Project upon adoption of the IRMA Ready Standard. For the Cauchari-Olaroz Project and the Pastos Grandes Project, the Company is assessing IRMA Ready applicability and readiness.

Environmental

In 2022, we worked with a leading global engineering firm to baseline our expected operational Scope 1 (direct) and Scope 2 (indirect) greenhouse gas (GHG) carbon emissions intensity for the Cauchari-Olaroz Project and the Thacker Pass Project, including benchmarking against comparable peer projects for which carbon intensity is publicly disclosed.

For Thacker Pass, expected operational Scope 1 and Scope 2 carbon intensity per tonne of lithium carbonate (tCO2e/tLi2CO3e) is expected to be approximately 40% less than mining peers, placing it in a competitive position relative to other South American-based brine operations and substantially lower than US and Australian-based spodumene operations. In the first half of 2023, we baselined expected operational Scope 3 carbon intensity for Thacker Pass. The environmental and project teams are working together to identify opportunities to further reduce overall expected carbon intensity.

For Caucharí-Olaroz, Scope 1 and Scope 2 tCO2e/tLi2CO3e is competitive and in-line with other South American-based brine operations.

Building on our 2017 partnership with the University Nevada, Reno (UNR) to establish an initiative for the restoration and protection of great basin sagebrush by founding the Great Basin Sagebrush Restoration Fund, in 2021 we partnered with UNR's Department of Mining and Metallurgical Engineering at the Mackay School of Earth Sciences and Engineering to assess the socioeconomic and environmental footprint for the Thacker Pass Project. Professor Ehsan Vahidi, Ph.D. will run the two-year program, which will include developing a lifecycle inventory database, quantifying the environmental performance of lithium production from claystone ore and analyzing the socioeconomic impacts from activity at Thacker Pass along with the impacts of other lithium production facilities around the world.

We are also working to develop policies to address and formalize our commitment and expected performance in emerging social and humanitarian issues of concern to our employees and our stakeholders. Policies under development in 2022 include human rights, community contributions and DEI (diversity, equality and inclusion).

We are committed to measuring, managing and mitigating water-resource impacts over the life cycle of our operations. From the outset, we have incorporated water stewardship considerations into our project decisions and design - a reflection of our driving focus on using water efficiently and limiting water quality impacts. Both Caucharí-Olaroz, in the Jujuy region of northern Argentina and Thacker Pass, in Humboldt County, northern Nevada, are considered low-medium for overall water risk, according to the Water Risk Atlas (www.wri.org).

Caucharí-Olaroz plans to meet its water needs by tapping into deep salars or salt flat basins. As a result, it will not draw from or impact any nearby freshwater basins. Brackish water is currently pumped from a depth of 45-metres for construction. During operations, 100% of the water needs required for production will be sourced from an aqueduct pulling brackish water from the Rosario River. Caucharí-Olaroz's water resource stewardship measures include ongoing monitoring of surface waters, hydrogeological studies, water consumption and effluent treatment.

Demonstrating our commitment to low water consumption and recycling, we have conducted a detailed water cycle assessment for Thacker Pass. The Zero Liquid Discharge facility is designed for low-water consumption, heavily relying on water recycling to meet its needs. Our estimated annual well-water withdrawal for Phase 1 is 3.5 million square meters, with any water withdrawn estimated to be recycled and reused an average of seven times within the production process.

Social

We strive to build collaborative and mutually beneficial relationships with the local and Indigenous communities associated with our activities. We proactively engage with these communities throughout the lifecycle of our projects to better understand and address their interests and concerns, and to advance our shared priorities. In 2022, in addition to supporting communities with training initiatives and infrastructure development, the Company received written support from local communities at both Cauchari-Olaroz and Thacker Pass.

In Q2 2022, seven local communities in the vicinity of Caucharí-Olaroz approved a Stage 2 expansion of at least 20,000 tonnes per annum.

In October 2022, building on several years of engagement and relationship-building, a Community Benefits Agreement was jointly signed with the Fort McDermitt Paiute and Shoshone Tribe (the "Tribe") to establish a framework for continued collaboration and to define the long-term benefits for the Tribe. The Tribe is the closest Native American community to the project site, located approximately 40 miles from Thacker Pass.

ESG Governance

Lithium Americas integrates ESG considerations into its business strategy, as well as in the way we plan and manage our activities. We are guided in our oversight of ESG-S and sustainability matters by three Board Committees. Direct responsibility for sustainability matters rests with the President & CEO, with execution oversight by the Vice President ("VP"), Investor Relations and ESG, who works in close collaboration with executive management, site teams and corporate departments, to establish goals and targets, and to measure our progress against key performance indicators.

New policy initiatives and updates to existing policies are reviewed by the appropriate Board committees before they're recommended to the Board for approval. The management team, including the President and CEO, the CFO, the Corporate Secretary and Director, Legal Affairs, the VP Human Resources and the VP, Investor Relations and ESG, generally oversee initiatives for new policy development or updates to develop new policies or update existing policies.

ESG Risk Management

In July 2022, we published a 2021 ESG-Safety report prepared with reference to the 2021 Global Reporting Initiative (GRI) Standards, built upon a materiality assessment and disclosure of the management approach to our material topics. Following is our 2021 Materiality Matrix showing the relationship between the degree of societal concern of our material topics and their impact on our business. The full 2021 ESG-S report is available on our website.

Our risk reduction strategy for ESG-related risks is focused on complying with applicable local laws, rules, regulations and requirements and integrating material ESG-related risks into our enterprise risk management system for purposes of oversight at the corporate and operations levels. See "Risk Management" for further details of our risk management system.

Diversity

Lithium Americas has significant assets and operations in North America and South America. This geographic breadth is further complemented by regional and local diversity. As such, we enjoy a multi-faceted and multi-cultural work force that brings a wide array of experience, knowledge, background, culture and heritage to the business.

Diversity encompasses the varied characteristics that make individuals unique from one another, whether that be gender, ethnicity, age, race, religion, disability, cultural and socio-economic background, nationality, sexual orientation, language, educational background, expertise, viewpoints and opinions. Diversity encourages varied perspectives and an enhanced ability to critically evaluate how the Company operates and interacts with various stakeholders. Awareness and promotion of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. These attributes also assist us in integrating international business standards and practices into all our operations, while being mindful of regional and local norms. We believe that diversity and inclusion are complementary to Lithium Americas' long-term success.

While gender is only one aspect of diversity, it is of high importance to Lithium Americas. Mining has historically been considered a male-dominated industry. Consequently, there has been traditionally low representation of female employees and leaders. Although we have a high level of female employees at the corporate level, we seek to increase the number of women holding senior leadership roles throughout our organization and extending up to the Board level.

We consider the principle of diversity when recruiting, developing and appointing Board members and members of the senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. While recruitment will primarily be merit-based, in order to ensure that their composition will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present levels of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity may have on our business.

Our diversity, equity and inclusion (DEI) framework implemented in 2021 promotes DEI awareness and supports our continuing initiatives to build and maintain a diverse workforce.  In support of the DEI framework, in 2022 we developed the following DEI vision and priorities:

In addition, in April 2022 we joined CEO Action, the largest CEO-driven business commitment to drive measurable action and meaningful change in advancing DEI in the workplace. The coalition centers around four main pledge commitments: cultivating trusting workplaces, implementing and/or expanding unconscious bias education, sharing best and unsuccessful practices, and creating and sharing strategic inclusion and diversity plans.

To further promote DEI at Lithium Americas, we have developed and implemented Company-wide priorities to actively support and advance DEI initiatives, as set out in the table below, and in 2023 we developed a DEI policy that will be launched in June 2023.

In May 2022, we implemented a formal New Hire Orientation process, which includes an introduction to the Company-wide DEI vision, strategic priorities, and gender distribution stats for each geographic location. Following this, DEI training was conducted by a third-party facilitator in July and November of 2022, including education on DEI awareness, and unconscious bias. In July 2022, we launched a voluntary self-identification survey of our North American workforce to assist with us with gaining a better understanding of our workforce diversity through tracking of various workforce ethnicities and gender identities. The information collected in the DEI Self-Identification Survey is used to help Lithium Americas provide continued equal employment opportunities through the company and helps to identify gaps in the levels of diversity throughout our organization.

In December 2022, we launched an employee resource group (ERG) for our North American workforce with a call for membership. An ERG is a voluntary, employee-led forum acting as representatives to provide employees with support, mentorship and networking opportunities. The aim is to bring awareness to issues facing certain demographics and marginalized populations and to foster inclusivity by building a sense of belonging among our workforce. The ERG held its first meeting in February 2023 and developed one focus group, a Multicultural ERG. We believe this group will add value within our organization by providing insight about our people, enhancing employee engagement, and encouraging greater creativity and innovation by allowing us to hear from and consider a diversity of perspectives throughout our organization.

Board Diversity

The Governance, Nomination, Compensation and Leadership Committee has the most direct impact on developing diversity among Board members, as a result of its responsibilities for overseeing Board composition and function, and with regard to the recruitment and nomination of new candidates for our Board. The Company has not adopted a formal policy or set formal targets for any categories of diversity on the Board or in senior management as of the date of this Circular. Although we do not have a formal policy, the Governance, Nomination, Compensation and Leadership Committee does consider the level of representation of women on the Board in identifying and nominating director candidates. The committee reviews and considers the composition and diversity of the Board, including the process for identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates.

The Company supports gender diversity initiatives for public company boards, and has currently achieved 33% gender diversity among its independent directors (i.e. two of six independent directors are female). Our philosophy is to recognize the valuable contributions made by people from diverse backgrounds, including but not limited to diversity of gender, ethnicity, experience and skillsets, which the Board determined is best achieved by recruiting the highest caliber individuals to act as directors, while also encouraging diversity on the Board and in executive officer and senior management positions to the extent possible. This has allowed us to achieve our goal of creating a Board that, as a whole, consists of individuals with varied and relevant career experience, knowledge of the mining industry and financial or other specialized expertise to support and oversee the Company's progress from development stage to production. The Governance, Nomination, Compensation and Leadership Committee will continue to monitor developments in this area while reviewing the Company's practices, in light of its business plans, and recommend changes as needed.

Management Diversity

The CEO, together with the Governance, Nomination, Compensation and Leadership Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company's senior management team. As such, the committee and the CEO are in unique positions to directly affect the Company's diversity when nominating, recruiting, hiring and promoting persons to senior management roles.

The Company and the committee consider the level of representation of women in executive officer and senior management positions when making internal appointments and in our hiring practices. This involves periodically reviewing the composition and diversity of the senior management team to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available, and in our hiring process, ensuring that candidates of different genders are considered for interviews.

While the Company recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Company is in its best interest and in the interests of stakeholders, we do not currently have any formal rules or policies in place with respect to targets for women on our senior management team. The committee and our Board encourage the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Company; however, the committee and our Board wish to ensure the best candidate for the role is selected, which could be compromised by imposing specified targets.

Board Gender Diversity

The level of gender diversity for our Board of Directors over the past three years is set out below. As of the date of this Circular, two of the five independent directors nominated for election to the Board (40%) are women. This compares to two female independent directors of six independent directors (33%) who stood for election at the 2022 and 2021 annual meetings of Shareholders.

The Audit Committee and Risk is two-thirds (67%) female with a female Chair, while the Governance, Nomination, Compensation and Leadership Committee is half (50%) female.

Board Ethnic and Geographic Diversity

The Board has four director nominees from ethnically diverse backgrounds, including independent and non-independent directors: Fabiana Chubbs, Yuan Gao, Jinhee Magie and Franco Mignacco. This decreased from five directors in 2022 and 2021 with the decision of one independent director not to stand for re-election at the 2023 annual meeting of Shareholders.

The breakdown of directors for the past three years based on geographical location is set out below.

Management Gender Diversity

Lithium Americas has one female executive officer and two additional members of the senior management team who are female. The breakdown of gender diversity for our senior management team, the corporate office in North America, the Latin American corporate office in Argentina and our wholly owned subsidiaries, Lithium Nevada Corp. ("Lithium Nevada" or "LNC"), Millennial Lithium Corp. ("Millennial Lithium") and Arena Minerals Inc. ("Arena Minerals") as of June 1, 2023 are set out below. Also included is breakdown of gender diversity at Minera Exar.

Lithium Americas Senior Management: Female: 4 Male: 10	Lithium Americas Corporate - North America: Female: 20 Male: 6

Lithium Nevada: Female: 13 Male: 34	Lithium Americas Corporate - Latin America: Female: 3 Male: 9

Millennial Lithium: Female: 19 Male: 42	Arena Minerals: Female: 4 Male: 24

Minera Exar: Female: 106 Male: 589

Diversity Initiatives at the Local Level

Some highlights of diversity initiatives at our projects are set out below.

LNC - our wholly-owned subsidiary advancing the Thacker Pass Project in Reno, Nevada:

  30% female workforce at LNC, reflecting a substantially gender diverse workforce in the industry.

  In October 2022, LNC entered into a Community Benefits Agreement (CBA) with Fort McDermitt Paiute and Shoshone tribes in which LNC has committed to fully funding the design, procurement, and construction of a new community center, which will house a daycare, preschool, cultural facility, and other community amenities to be located on Fort McDermitt tribal lands in Nevada, for the use of the tribe members and their families. Additionally, LNC will fund the design, procurement, and construction of a community greenhouse for the preservation and cultivation of native seeds and/or seedlings which may be purchased by the BLM, Lithium Nevada or others for reclamation projects.  The Fort McDermitt Tribe also may use the greenhouse to cultivate food crops. The CBA also provides for ongoing skills training for local tribal members through the BuildNV initiative as well as Heavy Equipment Operator training for the purpose of having a skilled workforce in anticipation of facility construction and operations at Thacker Pass.

  LNC is committed to providing employment opportunities for qualified local tribal members when possible and subject to human resources policies and procedures established by Lithium Nevada.  In April 2023, LNC hired three local tribal members as temporary laborers to work on the Thacker Pass Project.

  In October of 2022, we attended the American Indian Science and Engineering Society Advancing Indigenous People in STEM (AISES) conference, a national non-profit organization focused on substantially increasing the representation of Indigenous peoples of North America and Pacific Islands in science, technology, engineering, and math (STEM) studies and careers. With over 2,500 attendees, the event is the largest college and career fair that focuses on education, and professional and workforce development specifically for indigenous communities in North America.

Minera Exar - 44.8% equity investee of Lithium Americas and advancing the Cauchari-Olaroz Project in Jujuy province, Argentina:

  Minera Exar's Gender and Diversity Committee (the "Exar GDC") is committed to continued progress towards gender equality and inclusiveness in the workplace, objectives which encompass the Sustainable Development Goals (SDGs) also known as the Global Goals, adopted by the United Nations. In support of Minera Exar's diversity initiatives the Committee encourages employee participation at various local community events such as the Day of Inclusion of People with Disabilities, held in December 2022, attended by employees.

  To promote Women's Month in March 2023, Exar GDC organized several ongoing activities for Minera Exar employees including the sponsorship of San Salvador's Women's Day Marathon held on March 12, in which female employees of Minera Exar participated. Additionally, in support of Women's Month, preventive medical screenings were held for women of the local communities, organized jointly with the Susques Hospital of Jujuy.

  In March 2023, a sub-committee of the Exar GDC was formed, with a focus on prevention of violence against women. The sub-committee meets regularly to promote awareness and conduct ongoing trainings on the issue of violence against women. Technical teams participated in the training course on violence prevention and addressing gender-based violence within the framework of the Zero Tolerance Campaign for violence against women.

  In partnership with Women in Mining (WIM) Argentina, and during the "Let's close the gap" campaign for Women's Month, women at the Cauchari-Olaroz Project were visited by members from the WIM committee where they were provided with the opportunity to share their experience with women miners of Minera Exar. Events to promote women in the mining industry were held throughout the day by Minera Exar.

  Additional details regarding Minera Exar's diversity initiatives are set out in their latest annual sustainability report (published only in Spanish), available on our website (www.lithiumamericas.com).

Millennial Lithium - our wholly-owned subsidiary advancing the Pastos Grandes Project in Salta province, Argentina:

  30% female workforce, which is a substantial representation of females within the Argentine mining sector.

  We are working to build upon the high level of gender diversity at the Pastos Grandes Project described above as part of the development plan we are establishing for the project, including identifying and implementing localized diversity initiatives that leverage some of the initiatives in place at the Cauchari-Olaroz Project, taking into account local considerations for Salta province.

Arena Minerals - our wholly-owned subsidiary advancing the Sal de la Puna project in Salta province, Argentina:

  14% female workforce, which we intend to build upon following our recent acquisition of Arena Minerals on April 20, 2023.

  We intend to build upon the current level of gender diversity at the recently acquired operations of Arena Minerals as part of the integration and project development plan we are establishing, including identifying and implementing localized diversity initiatives that leverage some of the initiatives in place at the Pastos Grandes Project and Cauchari-Olaroz Project, taking into account local considerations in the areas surrounding the Sal de la Puna project.

Succession Planning

Succession planning oversight is provided by the GNCLC for the position of CEO. The GNCLC also plays an advisory role with respect to succession planning for other senior management of the Company. The CEO and VP, Human Resources are responsible for developing a succession plan for the Company in cooperation with the GNCLC. The succession plan is intended to facilitate long-term development and retention of key people within our organization, and provide a plan for CEO replacement should a need arise in the future on an expected or unexpected basis.

In 2022, the Company developed a succession plan for Lithium Americas executives and senior management, including the identification of critical roles, planned successors and high potential individuals within the organization. A plan to develop a successor for the role of chief executive officer in the event a need arises was also initiated. The succession plan was presented to the GNCLC. The Company has also developed and moved forward with a plan to establish a corporate team in Argentina to oversee our operations in the country, and a team in Reno to advance the Thacker Pass Project.

Risk Management

Risk management at Lithium Americas is overseen by our Audit Committee and Risk, recognizing the importance of effectively managing risk by tracking risks identified throughout the organization, identifying material risks, and addressing those risks proactively as the Company advances its projects through various stages of development, construction, commissioning and production. Our risk management program is led by our CFO, through our enterprise risk management system.

Enterprise Risk Management System

The Company has a formal enterprise risk management system to identify, track and analyze various risks identified at the corporate and operations levels, including projects in which we hold minority ownership interests. The system was implemented in August 2020 and allows our management team to identify risks throughout the organization, assess the level of materiality, determine appropriate mitigation measures and report on material risks and response progress to the Audit Committee and Risk. Reporting to the committee generally occurs quarterly. We also maintain an insurance program as one aspect of risk management.

Key risks that the Company regularly tracks include the following:

Operational Risks

The Board receives regular updates from management in the form of quarterly update presentations on the status of operations, material risks facing the operations and efforts to address or mitigate such risks, along with informal updates on key issues from time to time. Additional meetings may be called to address significant issues of concern as needed. Our operational risks relate mainly to our ability to explore, complete development of and operate our lithium projects, and for planned acquisitions, successfully complete the acquisition and integration of the projects and businesses into our operations.

Health, Safety and Sustainability Risk Management

In 2022, we worked to further strengthen our strong culture of health and safety throughout the organization as our projects progressed to the next stage. Our 44.8% owned Cauchari-Olaroz Project is in the final stages of commissioning, with production expected to start by June 2023, and construction of our Thacker Pass Project started in early 2023.  During 2022, we provided simulation training throughout our organization on emergency response using the crisis response system that was implemented in 2021, to provide preparedness training to our employees on how to respond to a number of different potential crisis scenarios, at the corporate and operational levels. We also implemented SafeStart, a behavioral based program focused on safety awareness and skills development training throughout the organization.

2022 health and safety achievements and incident rates were as follows:

  Minera Exar's project team achieved over 8 million total work hours without a lost time injury in October 2022.

  Minera Exar's total recordable injury frequency rate (TRIFR) decreased to 1.72 as of December 31, 2022 from a rate of 1.86 as of December 31, 2021.

  There were no recordable injury incidents at the corporate offices or Thacker Pass Project in 2022.

Audit and Financial Risk Management

We emphasize financial risk management as part of our budget approval process.  Our capital and operating budget is approved by the Board annually, along with material increases to the budgets. In addition, management provides quarterly updates to the Board as to actual performance versus budget. This facilitates our financial risk oversight and mitigation efforts. Management monitors and evaluates our risk management activity on an ongoing basis, including our exposure to banking and counterparty risks. Oversight of these risks is governed by our Cash Management and Investment Policy, with quarterly updates about investments made under the policy provided to our Audit Committee and Risk.

Cybersecurity Risk Management

The Company maintains an information systems and infrastructure program. In 2022 we developed an information technology strategy. Risks to our systems and infrastructure are managed as part of our enterprise risk management system. This includes efforts to mitigate cybersecurity risks. As part of our crisis response plan, we developed a plan to prepare for and respond to a cybersecurity breach. To date, no material cybersecurity breach has affected the Company's systems. Another mitigation measure that forms a key part of our information systems and infrastructure program is a cybersecurity awareness and training campaign for our workforce company-wide. The campaign includes quarterly education through training sessions and short online courses, test phishing campaigns and discussion of results to further raise awareness of risks and incident response.

Position Descriptions for the CEO and CFO

The Board has developed written position descriptions for the roles of President and CEO, and CFO. These are available on our website (www.lithiumamericas.com).

Shareholder Engagement

Lithium Americas is committed to transparent, timely and effective communication and encourages regular dialogue with Shareholders. A comprehensive investor relations program is in place for Lithium Americas that includes regular meetings with current and prospective investment analysts and institutional investors during investor and industry conferences, analyst-hosted fireside chats, analyst-hosted non-deal roadshows and one-on-one meetings. Site tours for investment analysts are also provided periodically. During 2022, management met with current and prospective analysts and investors by video conferencing and in-person. Topics of discussion include an overview of the company's business and projects, upcoming milestones and catalysts, project-development performance, ESG practices, a macro view on the lithium industry, industry and company outlook and a Q&A session. Our commitment to open and transparent communication includes corresponding with retail shareholders by email in response to general inquiries sent to us at info@lithiumamericas.com.

Material disclosure, including quarterly and annual financial disclosure, news releases and corporate presentations are reviewed by our Disclosure Committee, which is comprised of our CEO, Executive Vice Chair, CFO, Chief Technical Officer ("CTO") (for technical related disclosure review), VP Corporate Development, VP Finance, and the Corporate Secretary and Director Legal Affairs. Financial disclosure is approved by the Audit Committee and Risk, along with the Board. Shareholders and other interested parties can sign-up to receive email alerts of our news releases on our website at www.lithiumamericas.com.

In-Camera Meetings

The Board and all committees have the opportunity to meet in-camera at the end of each meeting, during which directors in attendance are encouraged to raise any concerns or issues they may have. There is no fixed duration for in-camera sessions. They are led by the Chair of the Board or the applicable committee, or another independent director if the Chair is unable to attend. For the year ended December 31, 2022, there were 8 in-camera sessions held following the 11 Board meetings held during the year. The Audit Committee and Risk held an in-camera session following each of its meetings, the GNCLC held 18 in-camera sessions following its 21 meetings, and the ESSHC held one in-camera session following its 3 meetings during the year ended December 31, 2022.

Ethical Business Conduct

Lithium Americas has adopted a Code of Business Conduct and Ethics (the "Code"). The Code applies to all our directors, officers, employees and consultants, and is designed to:

  promote a culture of integrity, and honest and ethical conduct;
  deter wrong-doing such as illegal actions, misuse of Company opportunities or assets, and insider trading;
  provide a framework for addressing conflicts of interest, and potential conflicts;
  preserve the confidentiality of information shared internally with anyone covered by the Code;
  require compliance with applicable laws, rules and regulations, including environmental laws;
  promote a culture of health and safety, and equal opportunity;
  encourage fair dealings with customers, suppliers, competitors and internally among our workforce;
  prohibit payments to domestic and foreign officials pursuant to applicable anti-bribery and anti-corruption laws in Canada, the United States and Argentina;
  establishing guidelines for financial and business reporting, and accurate recordkeeping;
  set out our expectations regarding gifts and entertainment, use of email and internet services, and compliance with the Code; and
  encourage reporting of any perceived violations of the Code, without fear of retaliation.

The Code is periodically updated to keep it current with evolving governance and ethics practices. Updates are prepared by management and provided to the Governance, Nomination, Compensation and Leadership Committee for feedback and approval. The Board is responsible for granting any waivers from the Code. We will disclose any waivers from the requirements of the Code granted to directors or executive officers. There were no waivers granted during 2022.

In addition to the Code, we have a formal Whistleblower Policy, a Corporate Disclosure Policy and a Securities Trading Policy. The Code, Whistleblower Policy, Corporate Disclosure Policy and Securities Trading Policy (collectively, the "Key Policies") provide a framework for ethical business practices and the ethical conduct of directors, officers, employees and contractors. The Key Policies also promote integrity, accountability and transparency throughout the Company, and also help ensure that we are compliant with legal and regulatory requirements and industry best practices. Copies of the Key Policies are available on the Company's website (www.lithiumamericas.com). We have multiple reporting channels under the Whistleblower Policy, including the option to submit concerns to an independent service provider on a confidential and anonymous basis using a toll-free telephone line, email or fax. Reports can also be made directly to management, or to the Audit Committee Chair with respect to financial matters.

All directors, officers and employees of the Company are provided with copies of the Key Policies, and must provide the Company with an annual written acknowledgement that they have received, reviewed and understood these policies, and confirm that they conduct themselves in compliance with the Key Policies. We then tabulate the confirmations as part of our internal audit procedures. The Audit Committee and Risk is responsible for monitoring compliance with the Code. To the date of this Circular, the Company has not been required to file a material change report relating to a departure from the Code.

Serving as a Director

Meeting Attendance and Participation

Directors are asked and expected to attend Board meetings along with meetings of committees of which they are members, to the extent possible. Meetings are generally held virtually, with in-person meetings scheduled from time to time. To facilitate meeting participation, directors are asked to review materials in advance of meetings and to actively participate in discussions, ask questions, and engage in the decision-making process. Directors who are unable to attend a meeting are asked to let the Corporate Secretary or Chair of the particular meeting know in advance, and to review the materials and meeting minutes when available.

Share Ownership Policy

A share ownership policy for independent directors ("Share Ownership Policy") was implemented on January 1, 2022. The Share Ownership Policy is overseen by the Governance, Nomination, Compensation and Leadership Committee, and is intended to align the interests of independent directors with the interests of Shareholders. Under the policy, independent directors must attain ownership in Lithium Americas securities equal to three times the gross value of their annual director's fees (inclusive of the values of RSU and DSU grants). They have five years after the date of their election or appointment, or the effective date of the policy, and three years after any increase to the amount of annual director's fees to achieve the required level of ownership. Valuation is at the higher of (i) market price on the last trading date of a calendar year, and (ii) for Common Shares, the average acquisition price, and for restricted share units that convert automatically into Common Shares ("RSUs") and deferred share units ("DSUs"), their grant date value irrespective of vesting conditions. Incentive stock options exercisable to purchase Common Shares ("Options") are excluded from share ownership calculations, as they are generally no longer granted by the Company and there were no Options outstanding as of the date of this Circular. All independent directors have either met, or are on track to meet, the required threshold under the Share Ownership Policy.

Board Assessments

The Governance, Nomination, Compensation and Leadership Committee is responsible for overseeing and establishing processes to evaluate the effectiveness of the Board, committees and individual directors, along with reviewing charters. It is also responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. These assessments are conducted on an informal basis.

Board Skills Matrix

As part of our ongoing efforts to ensure the Company has the appropriate combination of skills and experience on the Board, the Governance, Nomination, Compensation and Leadership Committee has assessed the Board members based on a skills matrix and identified the various areas of expertise that are necessary to provide effective stewardship for the Company. Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of our nominees:

Areas of Expertise		General Competencies	Experienced Competencies	Core Competencies
Industry	Exploration	5	1	1
	Mine Development/Operations	2	5	1
	Lithium Industry	3	1	4
	Chemical Processing	4	2	1
	Health and Safety	2	5	1
	Sustainability and Environment	1	6	1
Operational	Human Resources and Talent Management	-	5	3
	Business Development	-	1	7
	Executive Compensation	1	5	2
	Risk Management	-	4	4
	Cybersecurity and Technology	6	-	2
Financial	Financial and Audit	3	2	3
	Financial Literacy	1	2	5
	Capital Markets	1	2	5
	Banking/Project Finance	1	2	4
Legal/Regulatory	Securities/Law, Legal Policy and Regulatory	-	6	1
	Government Relations	4	1	3
	Corporate Governance	1	4	3
Leadership	Executive Leadership	-	3	5
	Board Experience	-	4	4
	Public Company Executive	1	1	6
	Strategic Planning	-	1	7

Director Nominations and Recruitment

The recruitment and nomination process for directors on the Company's Board is overseen and led by the Governance, Nomination, Compensation and Leadership Committee. Recruitment processes may be conducted with or without the assistance of an independent recruitment firm, at the committee's discretion.

The process includes consideration by the GNCLC of board size, a skills and competencies assessment of individual directors and the Board as a whole to identify any gaps to be filled through recruitment, selection of key skillsets for recruitment purposes, creation of a candidate shortlists based on factors such as candidates' backgrounds, prior and current work experience, areas of expertise, and general availability to dedicate sufficient time and attention to Board and committee matters.  Interviews are then conducted in the first round by a panel of GNCLC members, and for candidates who move on to the second round, by a panel of other Board directors, followed by deliberations by the two panels as to candidates' assessed fit and suitability and completing background and reference checks. Selected nominees who agree to the role are then recommended by the GNCLC to the Board, who then approves the nomination of candidates for election at Shareholder meetings or for appointment as Board directors outside of Shareholder meetings. Any nominee director must not have a significant conflicting public company association, or other conflict of interest that would prevent them from joining the Board.

The Board seeks directors who have solid track records in management and come from diverse backgrounds that are relevant to the Company's business, including finance, mining exploration and development, operating experience, and experience in other relevant industries in order to ensure diversities of background, experience and opinion, and to facilitate a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It represents a standard for all directors that reinforces the seriousness of the Company's commitment to ethical business conduct and it is mandatory for every Board director to acknowledge annually that they have received, reviewed and understood the Code and that their business conduct is in compliance with the Code.

Board Term Limits

Term limits for directors or other mechanisms for board renewal have not been adopted by the Governance, Nomination, Compensation and Leadership Committee, as the committee has determined that currently no appreciable benefit would be derived from the introduction of term or retirement age limits. The committee considers both the length of service of individual directors, the average term of the Board as a whole and the turnover of directors when proposing nominees to stand for election at the annual meeting of Shareholders, and strives to achieve a balance between depth of experience and the need for renewal and new perspectives.

Majority Voting Policy

The Company has a "Majority Voting Policy" that governs the election of nominees to the Board. Under the policy, any nominee of a current director who receives a majority of "withhold" votes is deemed to have tendered their resignation from the Board. The Board has the residual discretion to refuse a deemed resignation of a director under the policy if so recommended by the GNCLC within 90 days following the date the election was held. This residual discretion has not been exercised to date.

Board Education

The Company encourages continuing education for Board directors to allow them to stay apprised of emerging issues, trends and best practices from a governance perspective, and issues relevant to our business as a development stage mining company with projects in North America and Argentina. Board members are also encouraged to participate in seminars, conferences and professional development courses that further their knowledge about matters relevant to the Board or committee they are members of, and their knowledge of the Company's business. Members of the Audit Committee and Risk in particular are encouraged to attend conferences related to accounting and finance issues to maintain and further their knowledge of issues falling within the oversight of the committee, and members independently attend seminars and sessions offered externally in this regard. We offer internal education sessions to Board members each year, with a corporate governance workshop and an update on internal ESG initiatives offered in 2022.

In addition, informational updates are provided to the Board from time to time by senior management and professional advisors at scheduled meetings or informally, generally focusing on specific aspects of the business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. Board members are also invited to attend internal continuing education offered to Company employees, such as cybersecurity awareness training.

Visits to Lithium Americas' projects are also important educational opportunities. Directors are generally given tours of the properties to provide them with additional insight into the business and to encourage interaction with local management and personnel.

The following table lists the educational activities, excluding conferences and seminars of a general nature, offered by the Company to directors in 2022:

Topic	Presented / Hosted By	Attended By

Corporate governance workshop	Internal training session held in early 2022	All directors invited to attend along with management

Visit to the Cauchari-Olaroz Project	Lithium Americas and Minera Exar	Site visits were completed by every director during 2022 and into early 2023 to oversee progress as construction and commissioning near completion

Visit to Thacker Pass and Technical Development Center	Lithium Americas and Lithium Nevada	Full board visit in mid-2022, along with additional individual visits during 2022 and into early 2023 as project development continues to progress

Visit to the Pastos Grandes Project acquired in late January 2022	Lithium Americas and PPG	Individual visits from mid-2022 to early 2023.

In 2022, independent directors completed seminars and information sessions offered by third parties on topics including board climate oversight, ESG, accounting, audit and financial reporting, directorship compliance, ethics and responsibility, geopolitical risks, corporate governance, public company site visits to third party lithium projects and conducting lithium industry research.

Board Orientation

New directors on the Board are provided with an orientation that includes meetings with our senior management team, including the President and CEO, Executive Vice Chair, CFO, CTO, VP Corporate Development, VP Finance, VP Human Resources, Corporate Secretary and Director Legal Affairs, and Presidents of our operations. These meetings are intended to equip new directors with information about the Company's business, history and current status of operations, its strategy, goals and objectives, major policies, significant partners and service providers, the political environment and geopolitical considerations in the jurisdictions where the Company operates, and to further increase their awareness about the lithium industry, lithium markets and pricing, developments in the electric vehicle and battery markets, recent analyst reports, information about the Code, information pertaining to personal liabilities, our insurance program, requirements for purchasing, exercising and selling Company-issued securities (Common Shares, incentive plan securities such as DSUs, RSUs and Options, and other convertible securities such as warrants), and rules regarding insider trading and non-public information. New directors also participate in office and site visits, and have the opportunity to meet with staff throughout the organization.

An orientation manual is also provided to new Board directors that includes Lithium Americas' policies, including the Code, the Board's mandate, committee charters, position descriptions and other information about our Company.

Committees of the Board

The Board has three standing committees, each with a written charter setting out the duties and responsibilities for the committee and its members, areas of committee oversight and the process for reporting to the Board.  Directors are appointed annually to the committees after the annual meeting of Shareholders. The current members of each committee and their independence status are set out below. After the annual meeting, the ESSHC is expected to be comprised of only the first three members of the committee listed in the table below as Mr. Wang is not standing for re-election. All other committees are expected to remain unchanged.

Committee	Members	Independence
Audit Committee and Risk	Fabiana Chubbs (Chair) George Ireland Jinhee Magie	Independent Independent Independent

Governance, Nomination, Compensation and Leadership Committee	Yuan Gao (Chair) Fabiana Chubbs Kelvin Dushnisky Jinhee Magie	Independent Independent Independent Independent

Environment, Sustainability, Safety and Health Committee	George Ireland (Chair) Kelvin Dushnisky Yuan Gao Xiaoshen Wang	Independent Independent Independent Independent

All committees have the authority to retain independent legal counsel or other advisors and to set advisor compensation.

The Board has adopted written charters for each of its committees, but has not developed written position descriptions for the chairs of each committee, as those roles are derived from the mandates and responsibilities of each committee, together with the functioning of the committees themselves. The charters of each committee of the Board are available on our website (www.lithiumamericas.com).

Audit Committee and Risk

The Audit Committee and Risk assists the Board in its oversight functions as they relate to the integrity of the financial statements and financial reporting, accounting processes, internal controls, and matters concerning independent external auditors, including direct communication with external auditors.

The committee's primary areas of responsibility include:

  Financial disclosure, including financial statements, MD&A and earnings releases;
  Internal controls and financial reporting processes;
  External and internal audit matters, and reviewing findings of external and internal auditors;
  Compliance, tax and enterprise risk management system oversight;
  Whistleblower policy and processes; and
  Investment policy oversight.

All members of the Audit Committee and Risk are financially literate, and two members are designated as financial experts, being Fabiana Chubbs (Chair) and Jinhee Magie. "Financially literate" means they have the ability to read and understand a company's financial statements of a similar level of extent and complexity as can be expected of the financial reporting by Lithium Americas.

Based on their business and educational experiences, each Audit Committee and Risk member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. All members of the Audit Committee and Risk have had several years of experience in senior executive roles or as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

For more information about the Audit Committee and Risk, please see the section "Audit Committee and Risk Information" in our annual information form for our most recently completed financial year, filed on SEDAR (www.sedar.com).

Environment, Sustainability, Safety and Health Committee

The Environment, Sustainability, Safety and Health Committee assists the Board with oversight of the following matters:

  sustainability reporting, policies and initiatives, as well as environmental policies and initiatives, including plans to measure and report on carbon and GHG emissions;
  health and safety matters, and oversight of the Company's health and safety culture;
  environmental policies and activities of the Company;
  community engagement, government relations, and other stakeholder engagement matters;
  plans for safe, environmentally and socially responsible mining and processing operations as we move from a developer to an operator; and
  risks concerning safety, operations, climate change, environmental, sustainability and social factors,  and reporting on such risks.

The proper care of the environment and the health and safety of our workforce is integral to our organization and the communities in which we operate. Accordingly, we and our subsidiaries conduct our operations with a focus on sustainability, and protecting and minimizing impacts to our local communities, the environment and wildlife to the extent possible. Our commitment extends to, among other things:

  Complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which we operate, and additional environmental standards and practices that are voluntarily adopted by the Company;
  Exploring, designing, constructing, operating and planning for closures of mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;
  Educating employees regarding environmental matters, promoting employee participation in identifying opportunities to minimize environmental impacts, and asking that our employees behave in a manner which recognizes the Company's social responsibility;
  Conducting regular reviews and reporting findings to management and the Board in respect of environmental, sustainability, health, safety and community relations matters; and
  Striving to continually improve our environmental performance by designing and developing our operations to minimize environmental impacts through initiatives like carbon footprint reduction and tailings waste management, and other mitigation measures.

Governance, Nomination, Compensation and Leadership Committee

The Governance, Nomination, Compensation and Leadership Committee has a written charter setting out its responsibilities. Generally, the committee oversees the following:

  corporate governance matters, including oversight of governance policies such as our Code and the Share Ownership Policy for independent directors, and enhancements to existing governance practices;
  reporting on governance related matters, and oversight of risks related to governance;
  board nominations and recruitment;
  the Company's compensation programs for executives and directors;
  the Company's annual performance evaluation system and compensation matters for management and the Board;
  the conduct of performance evaluations for directors, committees and the Board, and skills matrix assessments for directors; and
  the board education program.

The committee reviews and makes recommendations to the Board with respect to committee and Board composition, along with the overall compensation strategy, the equity incentive plan, salaries and benefits, and succession planning of our executive officers that may address retirement, termination of employment or special circumstances. Committee oversight also extends to setting annual corporate goals and objectives for Lithium Americas, which in turn form the basis for performance evaluations for our senior management. The committee also determines performance-based awards for the CEO and Executive Vice Chair based on their annual performance reviews. Further details regarding this process are set out in the Executive Compensation section of the Circular. Oversight of talent acquisition and retention matters is expected to be added to the mandate of this committee through an update to the committee charter in 2023.

All members of this committee have the skills and experience necessary to oversee compensation matters based on their prior management roles with public and private companies. For more information about the skills and experience of each committee member, see their bios under "Directors Disclosure, Nominees".

Director Meeting Attendance

The table below sets out the attendance of Board directors at meetings in 2022.

DIRECTOR	BOARD		AUDIT COMMITTEE AND RISK		GOVERNANCE, NOMINATION, COMPENSATION AND LEADERSHIP COMMITTEE		ENVIRONMENT, SUSTAINABILITY, SAFETY AND HEALTH COMMITTEE
	Number	%	Number	%	Number	%	Number	%

George Ireland	11 of 11	100	5 of 5	100	-	-	2 of 3	67

Fabiana Chubbs	11 of 11	100	5 of 5	100	20 of 20(1)	100	-	-

Kelvin Dushnisky	10 of 11	91	-	-	20 of 21	95	2 of 3	67

Jonathan Evans	11 of 11	100	-	-	-	-	-	-

John Kanellitsas	11 of 11	100	-	-	-	-	-	-

Dr. Yuan Gao	11 of 11	100	-	-	20 of 20(1)	100	3 of 3	100

Jinhee Magie	11 of 11	100	5 of 5	100	21 of 21	100	-	-

Franco Mignacco	11 of 11	100	-	-	-	-	-	-

Xiaoshen Wang	10 of 11	91	-	-	-	-	3 of 3	100

Notes:

(1) Ms. Chubbs and Mr. Gao were asked to abstain from attending one 2022 GNCLC meeting where discussion of their 2021 GNCLC meetings fees for recruitment of new board directors was discussed.

Director Compensation

Our director compensation program has been designed to be competitive to market. The program is generally reviewed with the assistance of an independent compensation consultant every two years to allow Lithium Americas to attract and retain qualified directors to serve on our Board. The compensation peer group for purposes of benchmarking director compensation is the same as that for our executive compensation program. See "Executive Compensation - Compensation Benchmarking" for further details.

Director Fee Schedule

The fee schedule for independent directors was updated effective January 1, 2022, on the recommendation of Willis Towers Watson ("WTW"), an independent compensation advisor to the Company, based on a peer benchmarking exercise. The fee schedule is set out below. Compensation we pay to our independent directors is comprised of fees for serving on the Board and committees, and fees for attending in excess of ten Board and committee meetings combined annually. Fees are payable quarterly, through a combination of cash and DSU grants at the election of each independent director and in accordance with the Company's current equity incentive plan (the "Plan"). Compensation for excess meeting fees occurs in Q1 or Q2 of the following year.

Services by Independent Directors	Compensation (in cash or securities)
Annual Base Fees (generally paid/issued for last quarter's services concurrent with Board meetings to approve quarterly/annual filings)

Board Chair Fee	US$210,000 per year, with a minimum of US$120,000 payable in DSUs under the Plan

Independent Director Fee (for all independent directors other than the Board Chair)	US$155,000 per year, with a minimum of US$90,000 payable in DSUs under the Plan
Additional Fees for Serving on Committees (generally paid in Q1 or Q2 for prior year services)

Annual Fee for acting as Chair of the Audit Committee and Risk	US$20,000 per year

Annual Fee for acting as Chair of any other Committee	US$15,000 per year

Annual Fee for serving as a non-Chair member of any Committee	US$5,000 per year

Meeting fees for attending Board and committee meetings in excess of 10 meetings per year	US$1,000 per meeting

Special Committee Meeting Fees	To be set by the Board concurrent with establishing the special committee, and dependent upon the expected workload

We also reimburse directors for reasonable travel and out-of-pocket expenses in connection with their services, including attendance at in-person meetings and site visits. Directors are also eligible to receive Options under the Plan as compensation; however, since 2018 Lithium Americas has generally awarded DSUs to directors, rather than Options. This change was based on updates made to our compensation program as recommended by WTW.

Independent directors are compensated for serving on special committees, with fees set by the Board at the time the special committee is formed. There were no special committees of the Board during 2022.

Director Compensation Table

The table below summarizes the compensation paid to all directors other than directors who are also named executives for the year ended December 31, 2022.

In 2022, we paid a total of $1,867,328 in director compensation to independent directors. This excludes compensation paid to Mr. Evans, Mr. Kanellitsas and Mr. Mignacco who were not compensated for their services as directors.

Director Name	Fees Earned (US$)(1)	Share- Based Awards (US$)(2)	Option- Based Awards (US$)	Non- Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
George Ireland	84,659	153,341	-	-	-	-	238,000
Fabiana Chubbs	98,000	108,000	-	-	-	-	206,000
Kelvin Dushnisky	88,000	99,000	-	-	-	-	187,000
Dr. Yuan Gao	94,000	105,000	-	-	-	-	199,000
Jinhee Magie	93,000	99,000	-	-	-	-	192,000
Franco Mignacco(3)	250,000	432,328	-	-	-	-	682,328
Xiaoshen Wang	67,000	96,000	-	-	-	-	163,000

Notes:

(1) Cash portion of fees paid to each director.

(2) DSU portion of fees paid to each director. Amounts presented are based on the estimated grant date fair value of the DSUs.

(3) Mr. Mignacco is compensated for serving as the President of Minera Exar. He receives no compensation for acting as a director on the Board, and he is not a named executive for purposes of this Circular. In 2022, he received a performance cash bonus of US$110,156, a share-based award of US$110,157 granted in RSUs and US$281,250 granted in PSUs.

The following table provides a breakdown of the fees earned by independent directors in the table above, based on the services each director provided under the fee schedule:

Director Name		Board Retainer (US$)	Committee Retainer (US$)	Board and Committee Meeting Fees (US$)(1)	Total (US$)
George Ireland	Cash DSUs	69,993 140,007	6,666 13,334	8,000 -	84,659 153,341
Fabiana Chubbs	Cash DSUs	62,000 93,000	10,000 15,000	26,000 -	98,000 108,000
Kelvin Dushnisky	Cash DSUs	62,000 93,000	4,000 6,000	22,000 -	88,000 99,000
Dr. Yuan Gao	Cash DSUs	62,000 93,000	8,000 12,000	24,000 -	94,000 105,000
Jinhee Magie	Cash DSUs	62,000 93,000	4,000 6,000	27,000 -	93,000 99,000
Xiaoshen Wang	Cash DSUs	62,000 93,000	2,000 3,000	3,000 -	67,000 96,000

Notes:

(1) Fees paid to each independent director attending more than a combined total of 10 board and committee meetings per calendar year.

Outstanding Share-Based Awards and Option-Based Awards

Set out below is the value of all outstanding equity incentive awards under our Plan as of December 31, 2022 held by our directors other than directors who are also named executives.

	Option-based Awards				Share-based Awards, DSUs and RSUs
Name	Number of securities underlying unexercised Options (#)	Options exercise price (C$)	Options expiration date	Value of unexercised in-the- money Options (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)(1)	Market or payout value of share- based awards not paid out or distributed (US$)(2)
George Ireland	-	-	-	-	122,745	2,326,018	-
Fabiana Chubbs	-	-	-	-	31,600	598,820	-
Kelvin Dushnisky	-	-	-	-	5,428	102,861	-
Dr. Yuan Gao	-	-	-	-	22,968	435,244	-
Jinhee Magie	-	-	-	-	4,366	82,736	-
Franco Mignacco(4)	-	-	-	-	26,690	543,676	6,186,733
Xiaoshen Wang	-	-	-	-	55,283	1,047,613	-

Notes:

(1) The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2022 of US$18.95.

(2) Mr. Mignacco is compensated for serving as the President of Minera Exar and holds unvested PSUs and RSUs. The reported figure reflects the maximum number of Common Shares that may become issuable. See "Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group" for further details on how we determine the value of PSUs and PSU vesting.

Anti-hedging requirements are set out in our Securities Trading Policy and apply to all directors.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2022, for all directors other than directors who are also named executives:

Name	Option-based awards value vested during the year (US$)	Share-based awards value vested during the year (US$)	Non-equity incentive plan compensation value earned during the year (US$)
George Ireland	-	-	-
Fabiana Chubbs	-	-	-
Kelvin Dushnisky	-	-	-
Dr. Yuan Gao	-	-	-
Jinhee Magie	-	-	-
Franco Mignacco(1)	-	173,0172)	-
Xiaoshen Wang	-	-	-

Notes:

(1) Mr. Mignacco is compensated for serving as the President of Minera Exar. He receives no compensation for acting as a director on the Board, and he is not a named executive for purposes of this Circular.

(2) The numbers above reflect the maximum number of Common Shares which may become issuable in accordance with the terms of such PSUs (with the minimum number being equal to zero Common Shares, and the target at this time being equal to one Common Share - or half the value presented above). See "Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group" for further details on how we determine the value of PSUs and PSU vesting.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

EXECUTIVE COMPENSATION

Program Oversight and 2022 Highlights

The Governance, Nomination, Compensation and Leadership Committee, on behalf of the Board, is responsible for overseeing the Company's executive compensation program. Highlights of our 2022 executive compensation program are set out below.

2022 Executive Compensation Program Highlights
2022 Corporate Performance Scorecard	We developed a corporate scorecard in 2022 that reflects corporate performance as an element of at-risk STI awards, in addition to individual performance.

Compensation Benchmarking	Compensation is benchmarked to the market median based a selection of peers from the lithium mining, diversified mining, and chemical industries. Benchmarking allows us to provide competitive and fair compensation, and to retain and attract key talent in a competitive job market landscape.

Independent Compensation Advisor	The independent GNCLC determines bi-annual executive compensation adjustments based on peer benchmarking analysis and recommendations made by an independent compensation advisor.

At Risk Pay	STI and LTI awards are based on target percentage ranges of salary under our performance management program, resulting in a significant component of at risk pay for our executives.

Pay for Performance	In 2022, we enhanced our performance review process with the addition of a corporate performance scorecard setting out the Company's strategic priorities for the year. Individual performance is assessed annually through a combination of achieving individual and corporate goals and objectives.

Management Compensation Committee	A Management Compensation Committee oversees compensation matters, led by our VP, Human Resources and including the CEO and CFO as the two other committee members.

Incentive Award Caps	The range for STI and LTI awards is a minimum of 0% to a cap of 200% under the performance management program.

LTI Awards Vesting Period	The 3-year vesting period of LTI awards aligns the interests of executives with the long-term risks and performance of the Company, while also promoting longer-term retention and performance of executives.

Insider Trading Policy	We have a Securities Trading Policy designed to include prevention of insider trading while there is material information about Lithium Americas not yet publicly disclosed. We also implement routine blackout periods under the policy during public reporting periods and non-routine blackout periods as needed, including for transactions and other material events.

'Say on Pay'	Shareholders are provided with an advisory vote on executive compensation annually.

No Re-Pricing of Equity Incentive Awards	We do not reprice Options or other equity incentive awards.

Hedging Not Permitted	Hedging of Company securities by our directors, officers, employees and internal consultants is prohibited under our Securities Trading Policy.

We do not have a clawback policy for our officers or directors, but plan to implement one in accordance with new NYSE requirements expected to take effect in 2023.

Executive Compensation Philosophy

The Company's goal is to offer a compensation program that is competitive within the median range of a select group of industry peers for executive compensation comparison purposes, with the overall focus of our program being to offer competitive base compensation to executives and pay for strong performance through an annual performance management program. The goals of our executive compensation program are:

  to attract, motivate and retain high performing executives through market competitive base salaries and employee benefits, which are offered throughout the organization;

  to pay for performance of our executives through our performance management program, which includes performance reviews and awards based on a combination of individual performance and the attainment of corporate and individual goals and objective each year, thereby furthering the interests of Lithium Americas, and adding an at-risk component to executive compensation;

  to recognize the contribution of our executives to our profitability and long-term growth through the award of short-term and long-term equity incentives based on executive and corporate performance; and

  to align the financial interests of executives with the interests of our shareholders and the Company's overall performance, through the award of equity incentives that expose executives to the risks and rewards of ownership of our Company's equity securities.

As a development stage lithium mining and processing company targeting near-term production of battery grade lithium products, we are dependent on individuals with specialized skills and knowledge related to mining exploration and development, capital projects management, chemical processing for planned lithium products, corporate finance, legal, human resources, and other areas of business or management expertise. We operate in regions where competition for talent is increasingly competitive, the number of opportunities for job seekers is growing and where it is increasingly important for companies to have competitive compensation programs and practices in place to retain and attract talent.

Our compensation program includes the following components: base salary, STI annual performance award generally payable 50% in cash and 50% in RSUs, LTI performance award payable 100% in PSUs for executives and RSUs for non-executives, and employee benefits such as retirement savings plan contributions, extended health, dental, life and disability insurance, and a health and wellness benefit to encourage a healthy lifestyle for our executives and staff generally.

Compensation Governance

Compensation matters are overseen by the Governance, Nomination, Compensation and Leadership Committee.  All members of the committee are current or former executive officers of public or private companies, providing them with an understanding of executive compensation policies and practices, along with practical experience as to the workings of such programs and policies. The committee also has the ability to engage external advisors to support committee members in fulfilling the mandate of the committee.

Compensation Advisor and Peer Group Benchmarking Review

To continue to offer market competitive levels of compensation, we engaged WTW to provide independent compensation advisory services to the Governance, Nomination, Compensation and Leadership Committee and management on our compensation program. WTW provided the following services to the Company in 2022:

(a) determination of the vesting factor for prior PSU grants that vested in 2022; and

(b) analysis and reporting on total shareholder return ("TSR") performance results for PSUs that vested in 2022.

The 2021 benchmark compensation review completed by WTW, management and the Governance, Nomination, Compensation and Leadership Committee involved the development of a compensation peer group comprised of public lithium mining companies, other diversified mining companies, and lithium and other specialty chemical producers in Canada, the United States and Australia who publicly disclose their compensation practices. After developing the compensation peer group, a comparison of target total direct compensation of our executives with that of the peer group was assessed, together with other industry compensation reports. From there increases to executive compensation were determined, taking effect in 2023.

Fees we paid to the independent compensation advisor, WTW, for the 2022 and 2021 fiscal years are set out below.

Compensation Advisory Fees	For the years ended December 31,
	2022 (C$)	2021 (C$)
Executive compensation related-fees	$-	$36,746
All other fees(1)	$7,143	$17,558
Total fees	$7,143	$54,304

Note:

(1) Fees relate to the determination of the vesting factor for PSU grants that vested in 2022, and analysis and reporting on TSR performance results for such vested PSUs.

There is no requirement for the Governance, Nomination, Compensation and Leadership Committee to pre-approve other services the independent compensation advisor or any of its affiliates provides to the Company at the request of management. The committee plans to update its mandate in 2022 to include pre-approval as a matter of governance best practice.

Performance Evaluation and Compensation Process

Lithium Americas follows an internal compensation planning process. Parties participating in the process include management, the Governance, Nomination, Compensation and Leadership Committee and WTW who is periodically engaged to assist as an independent compensation advisor. Executive compensation decisions and recommendations by management are made by our Management Compensation Committee consisting of the CEO, CFO and VP, Human Resources. The Management Compensation Committee evaluates annual performance reviews and makes recommendations to the Governance, Nomination, Compensation and Leadership Committee on performance awards for executives other than the CEO and Executive Vice Chair. The Governance, Nomination, Compensation and Leadership Committee then reviews the recommendations in light of the Company's compensation and retention strategy, to ensure proposed awards are aligned with the overall design of the compensation program and the Company's business needs, and seeks input from the independent compensation consultant as needed. Annual performance evaluations for the CEO and Executive Vice Chair are assessed by the Governance, Nomination, Compensation and Leadership Committee, which as a committee determines performance awards for these executives. Once the Governance, Nomination, Compensation and Leadership Committee and the Management Compensation Committee have agreed on final performance awards and any changes to executive compensation, these are submitted by the Governance, Nomination, Compensation and Leadership Committee with a committee recommendation for Board consideration. Board approval is required for items such as equity compensation grants, including STI and LTI equity awards, and salary changes for the CEO and Executive Vice Chair.

The Company will generally engage an independent compensation consultant to conduct a bi-annual review of executive compensation, benchmarked to compensation of a selected peer group. This process is overseen by the Governance, Nomination, Compensation and Leadership Committee, which receives recommendations from the consultant and determines if any changes are needed to our executive compensation program and levels of compensation. In non-review years, the Management Compensation Committee will consider cost-of-living adjustments to base salary for executives along with other staff, and provide a recommendation for consideration by the Governance, Nomination, Compensation and Leadership Committee based on changes to indices measuring inflationary conditions in the regions where our executives and staff work.

Compensation Benchmarking

Bi-annual benchmarking of executive compensation compares actual and target compensation against a peer group to benchmark for the position, organizational role and scope of responsibility. For 2022 executive compensation benchmarking purposes, our peer group was comprehensively updated such that the peer group is more reflective of the Company's stage of development and market cap. The new peer group for 2022 was recommended by WTW and selected based on the criteria set out below. The peer group is not expected to change for 2023.

Criteria for Selection as Compensation Peers

Industry	Companies operating in industries that will overlap with the company's business once it begins production targeting battery-grade lithium products (which involve a chemical processing component), being the diversified metals and mining industry (including lithium), and the specialty and commodity chemicals industries, along with one gold mining industry peer

Geographic Location	Publicly traded companies headquartered in Canada and the United States were selected as most of the Company's executives are based in one of these jurisdictions, along with Australia where many global, public lithium companies are headquartered

Size	Comparable size to Lithium Americas based on market cap and level of assets, with Lithium Americas falling near the median point compared to peers

Compensation Peer Group

The criteria set out above were applied to develop the following compensation peer group of 14 companies, which was recommended by WTW and the GNCLC, and approved by the Board:

Compensation Peer Group

Galaxy Resources Limited	Hudbay Minerals Inc.	Livent Corporation

IGO Limited	Largo Resources Ltd.	Materion Corporation

Orocobre Limited	Cabot Corporation	Minerals Technologies Inc.

Pilbara Minerals Limited	Coeur Mining, Inc.	PQ Group Holdings Inc.

Capstone Mining Corp.	Ferro Corporation

Named Executive Officers

The named executive officers ("named executives" or "Named Executives") set out below are the Company's CEO, CFO, Executive Vice Chair and the two other highest paid executive officers for the 2022 fiscal year.

Named Executive	Officer's Title

Jonathan Evans	Chief Executive and President

Eduard Epshtein	Former Chief Financial Officer (resignation effective April 24, 2023)

John Kanellitsas	Executive Vice Chair

Ignacio Celorrio	President, Latin America

Richard Gerspacher	Senior Vice President, Capital Projects

Elements of Executive Compensation

The Company utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the recommendation of the Governance, Nomination, Compensation and Leadership Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. The elements of the Company's executive compensation program are summarized in the table below.

Compensation Elements	Features	Objectives

Base Salary	Evaluated annually, alternating with a bi-annual benchmarking executive compensation review, and in non-benchmarking years a bi-annual cost-of-living adjustment

Fixed compensation, recognizing individual experience, performance and responsibilities

Targeting salary to the median range of compensation peers promotes retention of talented individuals as executive officers, and facilities recruitment of new talent in a competitive job market landscape

STI Awards	50% cash bonus + 50% RSUs vesting immediately STI award = Base Salary x STI Target % x (Corporate Performance based on % weight by position + Individual Performance based on % weight by position)

Rewards performance by executives for achieving annual individual goals and corporate strategic goals

Designed to motivate executives, recognize annual contributions by individuals, and align executive performance with corporate strategic priorities

LTI Awards	100% awarded in PSUs with three-year performance vesting conditions LTI = Base Salary x LTI retention factor

Promotes longer-term retention and aligns long-term interests of our executives with those of shareholders

At risk award that links long-term equity plan payouts to relative total share price performance over a three-year period
Rewards executives for industry out-performance

Retirement Savings Plan Contributions	Annual contribution matching by Lithium Americas to a retirement savings plan, up to 3% of base salary, subject to a contribution ceiling established annually (2022 - $17,749 for ages below 50; $21,553 for ages 50 and over)	Market competitive benefit Encourages retirement savings by our executives

Health, Wellness and Other Benefits	Health, dental, life, critical illness and disability insurance Health and wellness spending account	Market competitive benefits Encourages and supports health and wellness for our executives

The Governance, Nomination, Compensation and Leadership Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective executive's role and responsibilities within the Company. The committee's focus is on remaining competitive in the market with respect to Lithium Americas' total compensation program, in addition to certain components of executive compensation such as base salary and our performance-based compensation program.

During the year ended December 31, 2022, the bonus awards to named executives were determined based on the 2022 scorecard (weighted in the range of 20% to 30% for named executives based on position level) and performance achieving individual goals for the year (weighted in the range of 70% to 80% for named executives based on position level). Corporate goals and objectives were then cascaded down throughout the organization, after being approved by the Governance, Nomination, Compensation and Leadership Committee in early 2022.

2022 Corporate Performance

The 2022 corporate performance scorecard is set out below.

Category	Weight	Objectives	Corporate Score (0-200% rating based on performance)	2022 Performance

Health, Safety and Environment (HSE) and ESG (10% total weight)	4%	Improve recordable incident rate and other safety metrics	7%

TRIFR at the Cauchari-Olaroz Project decreased to 2022 rate of 1.68 (from 2021 rate of 1.86)

LTIFR decreased to 2022 rate of 0.034 (2021, 0.087)

Exar achieved 8 million hours without a lost time injury in 2022

No 2022 recordable incidents for Lithium Americas and Lithium Nevada

	3.5%	Complete 2022 ESG report and supporting data reporting by project	6.125%

Published ESG-S report to align with new 2021 GRI Standards

Improvement to 2022 ratings & rankings

Water intensity and recycle/reuse rate reports completed for the Thacker Pass Project and the Cauchari-Olaroz Project

Scope 1 and 2 GHG intensity baselines completed

SafeStart organization-wide safety training launched in 2022 for LAC, LNC and Exar

LNC Technical Center Safety Committee established and workplace safety program completed

Crisis response plan implemented in North America

	2.5%	Advance other HSE and initiatives	5%

Completed voluntary IRMA Ready pilot-self assessment for Thacker Pass

LNC signed community benefits agreement with Fort McDermitt Paiute and Shoshone tribe in October 2022

Cauchari-Olaroz Project stage 2 expansion plan received community approval from the seven local communities

Build out of internal policies and performance management and compensation programs completed

Project Advancement (50% total weight)	22.5%	Cauchari-Olaroz Project	11.25%	Completed construction of certain key items (target 100% construction completion) Commenced commissioning of certain key systems Project team and project control enhancements made
	22.5%	Thacker Pass Project	39.375%

Project targets met and Engineering, Procurement and Construction Management (EPCM) contract awarded

Major purchase orders for long lead time equipment awarded

Certain early works commenced at site

Technical Development Center completed and operating

	5%	Pastos Grandes Project	8.75%

Acquisition and integration of Millennial Lithium completed

New leadership team established

Project development plan implemented

Community relations efforts continued based on legacy pre-acquisition work

Corporate Strategy Execution and Supporting Organization Design (35% total weight)	12.25%	Corporate	15.3125%	Proposed separation plan explored, developed and advanced Strategic partnership processes advanced Key corporate hires for project oversight completed in Argentina and Nevada
	12.25%	Project Initiatives	21.4375%

Strategic financing process substantially advanced for LNC, resulting in GM transaction announced in February 2023

Feasibility Study for Thacker Pass advanced, resulting in Q1 2023 filing

Supported the U.S. Department of Energy's ("DOE") ATVM Loan Program initial due diligence

Pastos Grandes development plan prepared

	10.5%	Organization Design and Execution	15.75%	Organization structuring plans advanced for proposed North American and Argentine businesses Teams enhanced in all regions, with work to continue in 2023 Corporate succession plan developed

External Stakeholder Relationships (5% total weight)	5%	Advance key stakeholder relationships	10%	Advanced key stakeholder relationships with government, press, and analysts Analyst coverage increased to 17 analysts in 2022

TOTAL			140%

2023 Corporate Scorecard

The 2023 Corporate Scorecard approved by the GNCLC is summarized below.

Category	Weight	2023 Performance Metric
HSE and ESG (20% total weight)	9%	0 fatalities, incident rate performance improvement from last year's incident rates

	6%	Complete ESG reporting, economic impact assessment report for Thacker Pass, and Scope 3 carbon intensity assessment for Thacker Pass

	5%	Continue to prepare Thacker Pass for independent audit once IRMA standard is finalized, implement key ESG policies and procedures, continue to improve ESG ratings & rankings

Project Advancement (45% total weight)	20.25%	Cauchari-Olaroz Project: start production, achieve first revenue in H2 2023, ramp up to nameplate rates by Q4 2023, produce more than 10,000 tonnes of lithium in 2023

	20.25%	Thacker Pass Project: complete basic engineering in Q3 2023, commence pre-construction activities on site in Q2 2023, mobilization and staffing of owner and EPCM teams and construction commencement in H2 2023

	4.5%	Pastos Grandes Project: complete project development plan, advance an updated feasibility study, develop financing plan, begin detailed engineering work, select EPCM contractor

Corporate Strategy Execution (35% total weight)	17.5%	Corporate: advance proposed separation, staff business units, develop shared services plan, implement regulatory and reporting systems

	17.5%	Project initiatives: complete DOE financing process and execute on any financing related initiatives, complete proposed Arena Minerals Inc. acquisition

External Relationships (5% total weight)	5%	Advance external stakeholder relationships

Base Salary

Base salaries are set with the goal of being competitive with corporations of a comparable size and stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company's long-term success. The Governance, Nomination, Compensation and Leadership Committee and the Board approve the salary ranges for executives based on the peer group compensation benchmarking review generally occurring bi-annually. Salary determinations for executives by the committee and management are made with consideration of the Company's financial resources and the following criteria, among others:

  the particular responsibilities related to the position;

  salaries paid by comparable businesses and factoring in market conditions for talent;

  the experience level of the executive; and

  the executive's overall performance or expected performance (in the case of a newly hired executive).

An assessment of these criteria is made by the Governance, Nomination, Compensation and Leadership Committee for the CEO and Executive Vice Chair. For other named executives excluding the CEO and Executive Vice Chair, the assessment is made by management and a recommendation is made to the committee for feedback and recommendation to the Board. Final recommendations are then made to the Board to approve base salary adjustments.

2022 base salaries were increased for certain individuals from 2021 as provided below, to reflect compensation benchmarking conducted in 2021.

Named Executive	2021 Base Salary (US$)	2022 Base Salary (US$)
Jonathan Evans	375,000	475,000
Eduard Epshtein	250,000	300,000
John Kanellitsas	350,000	400,000
Ignacio Celorrio	282,500	381,150
Richard Gerspacher(1)	-	356,000

Note:

(1) Mr. Gerspacher joined the Company on February 10, 2022.

Short-Term Incentive Compensation

The Company awards annual STI compensation to executives based on the achievement of corporate and individual goals for the year. STI awards have the objective of motivating executives to achieve performance objectives that are aligned with the overall strategic objectives of the Company during the period.

A target range for an STI award as a percentage of salary is set for each executive position, ranging from 50% for certain executives up to 100% for the CEO. Actual bonuses awarded are subject to a multiplier ranging from 0 to 200%, depending on actual performance for the year. STI compensation is discretionary, and generally consists of a 50% cash payment and a 50% grant of RSUs. RSUs are awarded under the Plan.

STI awards are determined based on the corporate scorecard for the year and the individual performance of each executive. New grants take into consideration corporate and individual performance for the annual period, and generally do not factor in prior grants made to an individual except if we are nearing the maximum number of Common Shares issuable under the Plan. Recommendations are submitted by management to the Governance, Nomination, Compensation and Leadership Committee for consideration and approval. The committee determines STI awards for the CEO and Executive Vice Chair, while all other awards are recommended by management with the GNCLC providing feedback as needed on the recommended amount of such awards. All grants of equity STI awards are approved by the Board.

The STI award calculation formula is as follows:

For 2022, the minimum payout, STI target and maximum payout opportunity for each named executive is set out below, as a percentage of base salary. STI awards may be revised above or below the target set for any of our senior management, including named executives, in the Board's discretion on recommendation from the Governance, Nomination, Compensation and Leadership Committee within the minimum and maximum ranges provided in the table.

Named Executive	Minimum Payout	% of Salary STI Target	Maximum Payout	Corporate Goals Weighting	Individual Goals Weighting
Jonathan Evans	0%	100%	200%	30%	70%
Eduard Epshtein	0%	65%	200%	25%	75%
John Kanellitsas	0%	75%	200%	25%	75%
Ignacio Celorrio	0%	75%	200%	25%	75%
Richard Gerspacher	0%	75%	200%	25%	75%

Long-Term Incentive Compensation

LTI compensation is another key component of the Company's executive compensation program. LTI compensation is awarded on the same basis as STI awards, to motivate performance by executives and promote retention, but with a stronger focus on long-term alignment of executives' interests with those of shareholders to better align risks. Executives are also provided with an opportunity to share in the rewards of the Company's performance, together with the associated risks of ownership of the Company's securities.

Restricted share rights with performance vesting conditions ("PSUs") are generally awarded to executives as LTI awards under the Plan. PSUs generally have a three-year performance vesting cycle and are subject to performance vesting conditions based on TSR as described below. The Company has the discretion to award Options under the Plan, but since 2018 has generally awarded PSUs to executives and RSUs to non-executives as LTI awards, rather than Options. This change was based on updates made to our compensation program as recommended by the independent compensation advisor.

LTI awards for the CEO and Executive Vice Chair are determined by the Governance, Nomination, Compensation and Leadership Committee, and for other executives are determined by the CEO and reviewed by the Management Compensation Committee prior to their recommendation to the Governance, Nomination, Compensation and Leadership Committee, with all awards being determined based on a combination of individual performance and consideration of long-term retention. The Governance, Nomination, Compensation and Leadership Committee then makes a recommendation for Board approval of all LTI awards to be granted as equity compensation.

The minimum, LTI target and maximum payout opportunity for each named executive for 2022 is set out below, as a percentage of base salary. Similar to STI awards, a LTI award may be revised above or below the target set for any of our senior management, including named executives, in the Board's discretion on recommendation from the Governance, Nomination, Compensation and Leadership Committee within the minimum and maximum ranges provided in the table.

Named Executive	Minimum Payout	% of Salary LTI Target	Maximum Payout
Jonathan Evans	0%	125%	250%
Eduard Epshtein	0%	70%	140%
John Kanellitsas	0%	75%	150%
Ignacio Celorrio	0%	75%	150%
Richard Gerspacher	0%	75%	150%

PSU Performance and Peer Group

PSUs vest in full three years from the grant date, and are payable in Common Shares. Performance is determined based on a comparison of TSR for Lithium Americas versus a performance peer group. The TSR for the three-year vesting period is calculated for each one-year period and for the full three-year period. The formula used to determine the performance multiplier that is used to calculate the value of PSUs is set out below, with "Year 1" starting on the date of grant.

Performance Multiplier Calculation

Performance Multiplier = Year 1 TSR (20%) + Year 2 TSR (20%) + Year 3 TSR (20%) + TSR for 3-year Vesting Period (40%)

The performance multiplier is then ranked relative to a peer group selected for purposes of benchmarking TSR and PSU grants to determine the payout factor, as follows:

Relative TSR Performance Multiplier	Payout Factor
Below 25th Percentile	0x
25th Percentile	0.5x
50th Percentile	1.0x
75th Percentile and above	2.0x

The PSU peer group was updated in 2021 to better align it with the Company's current stage of development, based on the following criteria:

Criteria for Selection as PSU Peers
Industry

Companies operating in industries that will overlap with the company's business once it begins production targeting battery-grade lithium products (which involve a chemical processing component), being the diversified metals and mining industry (including lithium), the renewable battery space, specialty chemicals, and the fertilizers and agricultural chemicals industries

Geographic Location

Publicly traded companies headquartered in Canada, the United States or Latin America, consistent with the geographic locations of the Company's business, or Australia where many operating lithium public companies are based

Size	Comparable size to Lithium Americas based on market cap, level of assets and enterprise value, with Lithium Americas falling near the median point compared to peers
Share Price Correlation	Consideration is given to the correlation of the Company's share price and that of each peer over 1-year, 5-year and 10-year time horizons for short-term, long-term and medium-term comparison purposes

The criteria set out above were applied to develop the following compensation peer group of 15 companies, which was recommended by WTW and the GNCLC, and approved by the Board in 2021:

PSU Peer Group

Albemarle Corporation	Orocobre Limited	Ferro Corporation

Sociedad Química y Minera de Chile (SQM)	Livent Corporation	Materion Corporation

IGO Limited	Imerys S.A.	Largo Resources Ltd.

Pilbara Minerals Limited	Cabot Corporation	AMG Advanced Metallurgical Group NV

MP Materials Corp.	Minerals Technologies Inc.	Syrah Resources Limited

Vested PSUs are settled in Common Shares upon exercise, with the number of Common Shares calculated based on the payout factor from the TSR calculation described above.

Benefits

We provide a benefits program, including health, dental, life, critical illness and disability insurance, employee and family assistance program, and a health and wellness spending account to encourage a healthy lifestyle for our employees, including named executives. We also offer annual retirement savings plan contribution matching, as further described in the table under "Elements of Compensation".

Other Compensation Objectives

Named executives are encouraged to hold a share ownership position in the Company, although there are no specific requirements to do so. The Company does not currently have a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated, but will continue to monitor regulatory and stock exchange requirements in Canada and the United States with a view to implementing a policy after final requirements have been announced, and in line with the Company's build out of its executive compensation program as its moves towards its goal of becoming a lithium producer but taking into account a proposed separation of its North American and Argentine businesses as two standalone public companies.

Management of Risks

The Governance, Nomination, Compensation and Leadership Committee and the Board periodically assess the implications of the risks associated with the Company's compensation policies and practices. The committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. Through the committee's Charter, the Governance, Nomination, Compensation and Leadership Committee has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors. The Company has policies in place to mitigate compensation policies and practices that could encourage named executives to take inappropriate and excessive risk. All material contracts and agreements require Board approval. The Board also approves annual and capital budgets.

2022 Individual Performance and STI and LTI Awards

2022 STI awards for named executives based on their individual performance scorecards are set out in the table below.

Named Executive	Base Salary (US$)	Target Grant (% of Base Salary)	Individual Performance Score (%)	Number of RSUs Awarded as STI Award(1)	STI Award Value (US$)
Jonathan Evans	475,000	100%	140%	13,159	332,500
Eduard Epshtein	300,000	65%	97%	5,663	143,081
John Kanellitsas	400,000	75%	94%	7,643	193,125
Ignacio Celorrio	381,150	75%	98%	6,194	156,516
Richard Gerspacher	356,000(1)	75%	112%	8,712	220,125

Notes:

(1) Based on the five-day VWAP of US$25.27 calculated as of the day prior to the grant date.

(2) Mr. Gerspacher joined the Company on February 10, 2022.

The calculated 2022 LTI awards granted to named executives based on their individual performance scorecards, and adjusted for long-term retention purposes are set out in the table below. 2022 PSU awards were granted in February 2023 and will vest in February 2026.

Named Executive	Base Salary (US$)	Target Grant (% of Base Salary)	Individual LTI Award (%)	Factor of Target Awarded	LTI Award Value(1) (US$)	Number of PSUs Awarded as LTI Award
Jonathan Evans	475,000	125%	250%	200%	1,825,325	46,996
Eduard Epshtein	300,000	70%	126%	180%	581,046	14,960
John Kanellitsas	400,000	75%	135%	180%	830,050	21,371
Ignacio Celorrio	381,150	75%	135%	180%	653,677	16,830
Richard Gerspacher	356,000(2)	75%	150%	200%	922,295	23,746

Notes:

(1)  The fair value of PSUs was estimated at US$38.84 per unit using Monte-Carlo simulation approach and in accordance with IFRS 2: Share-Based Payments.

(2)  Mr. Gerspacher joined the Company on February 10, 2022.

2022 Individual Performance of Named Executives

The table below summarizes the achievements of named executives in their 2022 performance scorecards, along with the STI performance score for purposes of calculating their STI awards.

2022 Achievement Highlights		Individual STI Score

Jonathan Evans	• Built out the leadership team in Argentina to oversee advancement of the Cauchari-Olaroz Project.
•  Construction of major systems for the Cauchari-Olaroz Project nearly completed by 2022 year-end, with handover and pre-commissioning underway on several key systems.
•  Developed a strategic financing process for the Thacker Pass Project, and commenced a formal process to identify potential partnerships.
•  Entered a Community Benefits Agreement (CBA) with the Fort McDermitt Paiute and Shoshone Tribe, establishing our commitment to continued collaboration and long-term benefits for the Tribe.
•  Advanced the DOE ATVM Program Loan due diligence process.
•  Oversaw the development of an owner/operator team for the Thacker Pass Project.
•  Successfully completed the Lithium Americas Technical Development Center, on-time and on-budget.
	• Executed on the convertible note financing and acquisition of Arena Minerals.	140%

Eduard Epshtein	• Led compliance program initiatives in 2022, including implementation of a crisis response plan for North American operations, development of an IT strategy and enhancements to corporate policies. • Oversaw corporate charity and volunteering initiatives. • Advanced separation planning for corporate teams and systems. • Oversaw the implementation of an ERP system on-time and on-budget. • Supported the successful completion of the convertible note financing and acquisition of Arena Minerals, and advancements to the DOE loan due diligence process.	95%

John Kanellitsas	• Strategic oversight of Lithium Americas' Argentine operations and key contributor to the build-out of Lithium Americas' corporate office in Buenos Aires.
•  Oversaw an organizational redesign of Minera Exar, including building out the senior management team of Minera Exar to lead the final stages of project execution into production.
•  Key contributor to the integration process for Millennial Lithium (acquired in January 2022), including overseeing the establishment of a leadership team for the Pastos Grandes Project.
	• Key contributor to the strategic financing and due diligence processes for the Thacker Pass Project.	97%

2022 Achievement Highlights	Individual STI Score

Ignacio Celorrio	• Key contributor to the build-out of Lithium Americas' corporate team in Buenos Aires.
•  Key contributor to the integration process for Millennial Lithium (acquired in January 2022), including overseeing the establishment of a leadership team for the Pastos Grandes Project.
•  Acted as our nominee to the board of directors of Arena Minerals and supported our technical collaboration with the company prior to our acquisition of Arena Minerals in 2023.
•  Advanced the establishment of a lithium industry group in Argentina to engage with other stakeholders in advancing the interests of an emerging and rapidly growing industry.
• Oversaw the development of a sustainability plan for the Argentina business to be launched in 2023.	99%

Richard Gerspacher	• Led the build-out of the project leadership team at Minera Exar to better align with achieving the project execution plan for the Cauchari-Olaroz Project.
•  Developed a robust commissioning plan for the Cauchari-Olaroz Project.
•  Key contributor to the development of an owner's team, contracting strategy and project execution plan for the Thacker Pass Project, including the selection of an EPCM ahead of schedule.
•  Leading the advancement of detailed engineering work for the Thacker Pass Project.
• Key contributor to the successful development of the Lithium Americas Technical Development Center on-time and on-budget.	110%

Performance Graph

The graph and table on the following page compares the cumulative shareholder return on a $100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from October 1, 2016 (prior to which the Company had a September 30th year-end) to December 31, 2022:

As shown in the graph above, during the fiscal year ended December 31, 2022, the Company's Common Share price declined relative to the S&P/TSX Composite Index for the 2022 calendar year.  The Company believes that the share price performance has been largely impacted by the delay in the completion of construction of the Cauchari-Olaroz Project and the ongoing appeal of the Record of Decision for the Thacker Pass Project (a ruling in favour of the Company was subsequently received in February 2023), partially offset by advancement of the Thacker Pass Project including receipt of key state permits and submission of a formal application to the DOE for an ATVM Program Loan that is expected to fund a majority of the project capital costs.  In addition, the 2022 calendar year included volatile lithium prices, continued transition to electric cars by major car manufacturers and political movements towards energy security and climate change policies such as the Inflation Reduction Act which was passed into law in the United States during the year.

The trend in overall compensation paid to the Company's executive officers over the past three years has not directly tracked the performance of the market price of the Common Shares or the S&P/TSX Composite Index. Given the Company's stage of development, the Company's Common Share price can be volatile and is currently not a significant factor in cash compensation considerations. The value of LTI compensation in the form of PSUs and RSUs is influenced by our Common Share price performance.

Summary Compensation Table

The table below sets out all compensation for named executives for our 2022, 2021 and 2020 fiscal years, including direct and indirect compensation. Named executives who are also Board directors of our Company are not compensated for their services as directors.

Named Executive and Principal Position	Year(1)	Salary (US$)	Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation(5) (US$)	Total Compensation (US$)
			Share- Based Awards (US$)(2)(3)	Option- Based Awards (US$)(4)	Annual Incentive Plans(3)
Jonathan Evans,(6)(7) President and CEO	2022	475,000	2,157,825	-	332,500	-	37,251	3,002,576
	2021	375,000	861,365	-	61,875	-	39,370	1,328,190
	2020	375,000	818,881	-	356,250	-	28,652	1,578,783
Eduard Epshtein, CFO	2022	300,000	724,139	-	143,081	-	22,050	1,189,270
	2021	250,000	219,712	-	40,625	-	19,149	529,486
	2020	243,391	341,613	-	81,250	-	19,130	685,384

Named Executive and Principal Position	Year(1)	Salary (US$)	Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation(5) (US$)	Total Compensation (US$)
			Share- Based Awards (US$)(2)(3)	Option- Based Awards (US$)(4)	Annual Incentive Plans(3)
John Kanellitsas,(6) Executive Vice Chair	2022	400,000	1,023,172	-	193,125	-	42,715	1,659,012
	2021	350,000	500,239	-	52,500	-	37,886	940,625
	2021	350,000	500,239	-	52,500	-	37,886	940,625
Ignacio Celorrio, President Latin America	2022	381,150	810,187	-	156,516	-	80,042	1,427,894
	2021	282,500	378,224	-	52,969	-	59,325	773,018
	2020	250,000	500,552	-	100,000	-	52,500	903,052
Richard Gerspacher, SVP Capital Projects	2022	356,000	1,332,443	-	220,125	-	401,616(8)	2,310,184
	2021	-	-	-	-	-	-	-
	2020	-	-	-	-	-	-	-

Notes:

(1) Financial years ended December 31, 2022, December 31, 2021 and December 31, 2020.

(2) Share-based awards consist of RSUs, PSUs and DSUs granted under the Company's equity incentive plan, as amended from time to time.  The amount of equity-settled payment arrangements is based on the estimated fair value at the grant date. For PSUs, the fair value was estimated at US$38.84 per unit using Monte-Carlo simulation approach and in accordance with IFRS 2: Share-Based Payments. For RSUs, the fair value is based on the five-day VWAP of US$25.27 calculated as of the day prior to the grant date.

(3) Non-Equity Incentive Plan Compensation represents the cash performance bonuses awarded in each year disclosed in the table.

(4) This column includes the grant date fair value of all Options granted and vested during the year. The fair values were estimated using the Black-Scholes valuation model, as described in note 13 to the Company's audited consolidated financial statements for the year ended December 31, 2022.

(5) Other compensation includes the extended health benefits plan and RRSP or Simple IRA account contributions made by the Company.

(6) During the years ended December 31, 2022, 2021 and 2020, Mr. Kanellitsas and Mr. Evans were also directors of the Company, and did not receive any compensation for their services as Board directors of the Company.

(7) Mr. Evans continues to hold 9,744 DSUs earned while he was an independent director of the Company.

(8) Other compensation received by Mr. Gerspacher includes a sign-on bonus, relocation costs and the items in note (5) above.

Fair Value of Stock Option Grants, RSUs, PSUs and DSUs

Under the Plan, which was implemented in March 2016, the Company may grant RSUs, PSUs, DSUs and Options to directors, officers, employees and service providers. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Following a 2018 review of the Company's Board compensation and LTI compensation for executives by WTW, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. The fair value of Options previously granted by the Company is treated as compensation costs in accordance with International Financial Reporting Standards 2, Share-based Payment.

Each tranche of an equity award is considered to be a separate award, with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

Details about all awards outstanding under incentive plans of the Company as of December 31, 2022, including awards granted during 2022 to each named executive, are set out below.

	Option-based Awards(1)				Share-based Awards(1)
Named Executive	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money Options (US$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)(3)	Market or payout value of share- based awards not paid out or distributed (US$)(3)
Jonathan Evans, President and CEO	60,000	8.05	Sep 14, 2022	780,306	308,812	5,851,987	2,150,637
Eduard Epshtein, CFO	80,000	8.05	Sep 14, 2022	1,040,407	34,936	662,037	3,434,290
John Kanellitsas, Executive Vice Chair	100,000(4) 160,000(4) 160,000(4)	2.35 4.90 8.05	Mar 30, 2021 Apr 4, 2022 Sep 14, 2022	4,722,149	888,763	16,842,059	2,007,252
Ignacio Celorrio, President Latin America	60,000	8.05	Sep 14, 2022	780,306	61,024	1,156,398	1,578,996
Richard Gerspacher, SVP Capital Projects	-	-	-	-	59,709	1,131,486	66,401

Notes:

(1) The Company's audited consolidated financial statements for the year ended December 31, 2022 use C$ for reporting Options and share-based awards and the table above is consistent with the presentation in note 13 thereto.

(2) The value of unexercised "in-the-money options" is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2022 of US$18.95 and the exercise price of the Options, translated into US$ using the December 31, 2022 Bank of Canada US$/C$ exchange rate of 1.3541.

(3) The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2022 of US$18.95. These amounts reflect the maximum amount of Common Shares which may become issuable in accordance with the terms of such PSUs (with the minimum number being equal to zero Common Shares, and the target at this time being equal to one Common Share - or half the value presented above). See "Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group" for further details on how we determine the value of PSUs and PSU vesting.

(4) Pursuant to the terms of the arrangement agreement between the Company and former Lithium Americas Corp. dated June 30, 2015, options to purchase common shares in the capital of former Lithium Americas Corp. held by Mr. Kanellitsas were exchanged for Options to purchase Common Shares, with all other terms and conditions applicable to such Options remaining the same (e.g. expiration term, vesting conditions, etc.)

Anti-hedging requirements apply for all named executives and are set out in our Securities Trading Policy.

Value of Awards Vested or Earned in 2022

The following table sets out the value on payout or vesting of incentive awards for the year ended December 31, 2022 for each named executive:

Named Executive	Option-based awards value vested during the year(1) (US$)	Share-based awards value vested during the year(2) (US$)	Non-equity incentive plan compensation value earned during the year (US$)
Jonathan Evans, President and CEO	-	497,922	-
Eduard Epshtein, CFO	-	180,336	-
John Kanellitsas, Executive Vice Chair	-	373,528	-
Ignacio Celorrio, President Latin America	-	241,181	-
Richard Gerspacher, SVP Capital Projects	-	154,733	-

Notes:

(1) The "value vested during the year" with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes.

(2) The amount of equity-settled payment arrangements is based on the estimated fair value at the grant date.

PSUs granted under the Plan are the only incentive awards made, earned, paid or payable to named executives that depend on achieving certain performance goals or similar conditions within a specific period.

Other Compensation and Pension Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

Employment Agreements

Lithium Americas has entered into employment agreements with each of its named executives that were based on market conditions at the time of appointment. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive, the compensation and benefits to be provided by the Company in exchange for the executive's services and the compensation and benefits to be provided by the Company in the event of a termination of employment. This summary is conditioned upon the specific terms and conditions of each named executive's employment agreement, our Plan, and any benefits plan we provide to the named executive.

The employment agreements with named executives set out the terms under which we have agreed to compensate our named executives if the named executive is terminated with or without cause, or where there is a Change of Control (as defined below) and the named executive is either terminated without cause or resigns from their employment for Good Reason (as defined below), in either case within 12 months of the Change of Control.

A "Change of Control" under our employment agreements with named executives will generally occur when (i) there is a change in the majority of the Board at an election of directors; (ii) any form of transaction occurs resulting in any person, or group of persons acting jointly or in concert, acquiring beneficial ownership, control or direction over 50% or more of the Company's outstanding voting securities; (iii) the Company disposes of 50% or more of its assets, other than to a wholly owned subsidiary or in an internal reorganization of the Company's business; (iv) any form of transaction occurs that results in the Company being acquired by a third party where the transaction requires Shareholder approval, and excluding an internal reorganization of the Company's business; or (v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

"Good Reason" generally means: (i) a reduction in the named executive's title, duties or responsibilities; (ii) a material reduction in the named executive's base salary or benefits; (iii) a failure by the Company to pay amounts due to the named executive within 15 days of their due date; or (iv) the Company's material breach of the executive's employment agreement that is uncured by the Company for 15 days after receiving notice of the breach from the named executive. An executive whose departure is based on Good Reason grounds must provide us with notice setting out the basis for claiming a Good Reason termination of their employment agreement. For a Change of Control, any termination without cause or termination for Good Reason of a named executive within 12 months of the Change of Control will trigger the Change of Control benefits set out below.

Termination and Change of Control Benefits

The following table summarizes the termination and Change of Control benefits for the named executives:

ELEMENT OF COMPENSATION	EVENT OF TERMINATION
	Resignation or Retirement	Termination Without Cause	Termination With Cause	Change of Control (and within 12 months named executive is terminated without cause, or resigns for good reason)
Salary	-	Lump sum severance payment of 12 months salary	-	Lump sum payment of salary (24 months for CEO, CFO & Executive Vice Chair, and 18 months for other named executives)
Annual Bonus	-	Bonus named executed would have earned during the severance period	-	Bonus named executed would have earned during the severance period
STI Awards	-	RSUs and Options are dealt with according to the Plan	RSUs and Options are dealt with according to the Plan	RSUs and Options are dealt with according to the Plan
LTI Awards	Unvested PSUs or RSUs are forfeited	Unvested PSUs or RSUs are forfeited	Unvested PSUs or RSUs are forfeited	Immediate vesting of all unvested PSUs and RSUs, and immediate settlement in Common Shares
Benefits	-	Benefits continue for the severance period Payout of outstanding vacation and severance period vacation	Coverage ceases	Benefits continue for the severance period Payout of outstanding vacation and severance period vacation

The following table discloses the estimated amounts payable to named executives for a termination without cause or a Change of Control, assuming a date of termination of December 31, 2022 in each scenario:

Named Executive Officer	Element of Compensation	Termination Without Cause US$(2)	Change of Control(1) (2) US$
Jonathan Evans	Salary Bonus Equity Other	475,000 332,500 2,157,825 37,251	950,000 665,000 4,315,650 74,502
Eduard Epshtein	Salary Bonus Equity Other	300,000 143,081 724,139 22,050	600,000 287,602 1,448,278 44,100
John Kanellitsas	Salary Bonus Equity Other	400,000 193,125 1,023,172 42,715	800,000 386,250 2,046,344 85,430
Ignacio Celorrio	Salary Bonus Equity Other	381,150 156,516 810,187 80,042	571,725 234,774 1,215,281 120,063
Richard Gerspacher	Salary Bonus Equity Other	400,000 220,125 1,142,429 16,586	800,000 440,250 2,284,858 33,172

Notes:

(1) The entitlement of the named executives to payment upon a Change of Control is not necessarily in substitution for, and may be in addition to, amounts payable to such named executives upon termination by the Company.

(2) Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Plan is our only equity incentive plan and governs all equity incentives awarded by Lithium Americas, including RSUs, PSUs, DSUs and Options. We are permitted to issue an aggregate of 14,400,737 Common Shares under the Plan, based on the number of Common Shares issued and outstanding as of April 1, 2020.

The following information is as at Company's financial year ended December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, DSUs PSUs and rights (a)	Weighted-average exercise price of outstanding Options C$ (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders(1)	4,776,147	7.54	4,588,634
Equity compensation plans not approved by the securityholders	-	-	-
Total	4,776,147	7.54	4,588,634

Note:

(1) The aggregate number of Common Shares that may be reserved for issuance under the Plan is 14,400,737. As of the date of this Circular, a balance of 4,668,205 Common Shares (representing approximately 2.92% of the Company's current issued and outstanding Common Shares) is available for future grants under the Plan.

Annual Burn Rate Under the Plan

The annual burn rate of the Plan for the last three financial years is set out below. This figure is calculated by dividing (i) the number of Awards granted under the Plan during the applicable financial year, by (ii) the weighted average number of Common Shares outstanding for the applicable financial year. "Awards" for the purposes of this calculation means all RSUs, PSUs, DSUs and Options.

Financial Year ended December 31	Number of Awards awarded under the Plan (a)	Weighted average number of Common Shares outstanding during the applicable financial year (b)	Annual burn rate ((a)/(b)) (c)
2022	236,195	133,709,000	0.18%
2021	442,442	118,808,000	0.37%
2020	930,979	91,831,000	1.01%

Summary of the Plan

Overview

Below is a summary of the material terms of the Plan, which was adopted on April 5, 2020 and received the approval of Shareholders on May 7, 2020. The Plan was amended by the Board on May 15, 2023 to make general governance and other improvements to the Plan, including, among other things, adding a "double trigger" following a Change of Control, add limits to non-employee director participation and add certain circumstances to the amendment provisions of the Plan where shareholder approval is required.  This summary is qualified in its entirety by reference to the specific terms of the Plan, a copy of which is set forth in Exhibit II to the Plan of Arrangement attached as Schedule "C" to the Circular.

EQUITY COMPENSATION PLAN SUMMARY
Plan Type and Common Shares Available for Award Grants	Fixed equity compensation plan, with maximum number of equity awards disclosed in the next table, pursuant to TSX and NYSE requirements. Any increase to the maximum number of awards must be cleared with TSX and NYSE, and would generally require shareholder approval.
Eligible Participants	Directors, executive officers, employees and consultants of the Company and our subsidiaries are eligible for awards under the Plan.
Award Types	RSUs, PSUs, DSUs and Options may be awarded under the Plan to all eligible participants.
Approval of Award Grants	Under the Plan, award grants (number, vesting conditions and periods, exercise price, etc.) are generally approved by the Board, on the recommendation of the GNCLC. The CEO also has delegated authority from the Board to approve the grant of a fixed, nominal number of RSUs, without Board approval of individual grants. This is generally used for grants to new hires.
Vesting Periods	Vesting periods are determined at the Board or CEO's discretion upon grant. RSUs generally vest immediately for STI awards, or cliff-vest after three years for LTI awards. If granted for other purposes, RSUs typically vest on the grant anniversary over a period of up to three years. PSUs generally cliff-vest after three years, as they are granted as LTI awards under the executive compensation program. DSUs generally vest on the 20th business day after an independent Board director ceases to hold the position.
Options - Term, Grant Date, Exercise Price and Expiry Date Extension for Blackout Periods

Options generally have a term of five years for exercise upon the payment of an exercise price that is set at the time of grant. At the end of the exercise period, Options expire. The grant date is generally set as (i) the date the GNCLC recommended the Option award to the Board for approval; (ii) the grant date set by the Board; or (iii) for awards approved during a blackout period with issuance to follow post-blackout period end, the date of issuance post-blackout period end.

The Company has not granted Options under its compensation programs since the first quarter of 2018.

The Board typically sets the exercise price for Options, which under the Plan cannot be less than the five-day volume-weighted average trading price ("VWAP") of the Common Shares on the NYSE immediately prior to the grant date.
Options that expire during a blackout period or within 10 days of one ending have their exercise period extended until 10 business days after the end of the blackout period.

Cashless Surrender of Options	The Plan provides for cashless surrender of Options by allowing the holder to forego their Options in exchange for receiving a set number of Common Shares determined by calculating the "in the money" value of the Options (i.e. the fair market value of the Common Shares on the business day prior to the date of exercise, less the Option exercise price), times the number of outstanding Options, divided by such fair market value of the Common Shares.
RSU Terms	Vested RSUs are settled in Common Shares issued by the Company. Holders who are Canadian residents or generally non-U.S. residents may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the RSUs vest for tax purposes.
PSU Terms

PSUs are generally awarded as RSUs under the Plan with performance vesting conditions.

PSUs vest three years after grant and are subject to vesting conditions tied to the Common Share price performance relative to the share price performance of a PSU peer group of public companies. See "Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group" for further details on how the performance and value of PSUs is calculated.

Vested PSUs are settled by the Company issuing an equivalent number of underlying Common Shares. Holders who are Canadian residents or generally non-U.S. residents may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the RSUs vest for tax purposes.

DSU Terms

DSUs are generally granted to independent directors on the Board only, as part of our Board compensation program. The number of DSUs granted is determined by the five-day VWAP of the Common Shares on the TSX immediately prior to the date of Board approval of the grant.

DSUs vest and are settled in Common Shares on a one-for-one basis on the 20th business day after an independent Board director ceases to hold the position.

Change of Control Vesting Acceleration

In the event of a Change of Control (as defined in the Plan) pursuant to the dissolution and liquidation of the Company, all Options outstanding will immediately vest and become exercisable on the date of such Change of Control, and all RSUs and PSUs outstanding will immediately vest and be settled by the issuance of Common Shares.

If a Triggering Event (as defined in the Plan) occurs within the 12 months period immediately following other categories of a Change of Control (excluding the dissolution and liquidation of the Company), all outstanding Options will immediately vest and become exercisable on the date of such Triggering Event, and all outstanding RSUs or PSUs will vest immediately and be settled by the issuance of Common Shares. PSUs will be settled in pro rata to the performance measurement periods completed prior to the Change of Control and on a one for one basis for future performance measurement periods, if any.

DSUs are not covered by a change of control provision under the Plan as they vest upon departure of the Board director who is the holder. Board director departures may or may not occur as part of a change of control event, depending on the circumstances of the event.

Dividends	If our Board declares dividends, holders of vested RSUs, PSUs and DSUs not settled in Common Shares as of the applicable dividend record date may, at the discretion of the Board, be entitled to receive dividends in the form of additional securities of the same type held. The number of securities will be determined based on the five-day VWAP of the Common Shares on the TSX.

Insider and Non-Employee Director Award Limits

Common Shares issued or issuable to insiders under the Plan are subject to the following upper limits, expressed as a percentage of issued and outstanding Common Shares: a 10% cap for all insiders as a group, at any given time; a 10% cap for all insiders as a group within any one-year period; a 5% cap for any one insider and the insider's associates in any one-year period; and a 5% cap for any individual, at any given time.

The aggregate number of Options that may be granted under the Plan to any one non-employee director within any one-year period will not exceed a maximum value of C$100,000 worth of securities, and together with any RSUs, PSUs and DSUs granted under the Plan and any securities granted under all other securities based compensation arrangements, such aggregate value will not exceed C$150,000 in any one-year period, subject to caveats set out in the plan.

Awards Transfers and Exercises	Transfers of Plan awards are generally not permitted, except if a holder dies. Generally only holders can exercise Plan awards.

Effect of Retirement, Termination, Other Events on Unvested Awards	Generally, any unvested awards under the Plan are forfeited if the holder retires or is terminated prior to the vesting date of the award. The Board has the discretion to accelerate vesting in such cases or allow the units to continue for their full term. Vesting of RSUs and PSUs is automatically accelerated if there is a total disability or death of a holder.

Plan Amendments

The Board may amend, suspend or terminate the Plan without approval of Shareholders, provided the changes comply with applicable stock exchange requirements; do not negatively impact any awards outstanding under the Plan; and the period to exercise outstanding Options generally cannot be extended beyond ten years.

Without limitation to the foregoing, the types of Plan changes that could be made by the Board without Shareholder approval generally include: clerical changes or grammar corrections, changes to eligible participants, or changes to requirements about vesting, term of any grant, termination, exercise price and cashless exercise.

Shareholder approval is required if the fixed number of awards available for grant under the Plan will be increased; changes will me made to insider award limits, or increase participation limits on non-employee directors under the Plan; changes to reduce the exercise price or permit the cancellation and re issuance of outstanding Options; changes to extend the expiry date of Options beyond their original expiry; changes to permit any amendment to permit Options to be transferred other than for normal estate settlement purposes; and changes to reduce the range of amendments requiring shareholder approval, all as described in the Plan.

Plan Grants and Limits

Maximum aggregate number of Common Shares that may be granted under the Plan, together with any other securities-based compensation arrangements of the Company	14,400,737 (represents 9% of issued and outstanding Common Shares as of the date hereof)
Options as of June 16, 2023	None
RSUs as of June 16, 2023, including the maximum number of Common Shares issuable pursuant to outstanding PSUs	3,837,898
DSUs as of June 16, 2023	263,339
Common Shares issuable pursuant to outstanding Awards under the Plan	4,106,237 (represents approximately 2.57% of issued and outstanding Common Shares as of the date of this Circular

SCHEDULE "R"
BOARD MANDATE OF LAC

The Board of Directors (the "Board") of Lithium Americas Corp. (the "Company") shall share the oversight responsibility, authority and specific duties as described below.

Under the British Columbia Business Corporations Act, the directors of the Company are required to manage the Company's business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors is responsible for supervising the conduct of the Company's affairs and the management of its business. This includes setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board needs to be satisfied that the Company's senior management will manage the affairs of the Company in the best interest of the shareholders, and that the arrangements made for the management of the Company's business and affairs are consistent with the Board's duties described above. The Board is responsible for protecting shareholder interests and ensuring that the interests of the shareholders and of management are aligned. The obligations of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Company.

In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives. The Board's strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one meeting per year is to be devoted substantially to a review of strategic plans proposed by management.

The Board reviews the principal risks inherent in the Company's business, including financial risks, through periodic reports from management of such risks. This review takes place in conjunction with the Board's review of operations and risk issues at each Board meeting, at which time the Board assesses the systems established to manage those risks. Directly and through the Audit and Risk Committee, the Board also assesses the integrity of the internal financial control and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business.

The Board also expects management to provide the directors on a timely basis with information concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively. The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.

Each Committee of the Board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outsider advisor at the expense of the Company provided such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

The roles of Chair, Chief Executive Officer and Chief Financial Officer and Lead Director (if any) will be as set forth in position statements as may be established by the Board from time to time.

This Mandate will be reviewed periodically by the Board of Directors of the Company and supplemented as required from time to time.

The Roles of the Board of Directors

The Board fulfills its mandate through direct oversight, setting policy, appointing committees and appointing management. Specific responsibilities include the following:

1. Approving the issuance of any securities of the Company.

2. Approving the incurrence of any debt by the Company outside the ordinary course of business.

3. Reviewing and approving the annual capital and operating budgets.

4. Reviewing and approving major deviations from the capital and operating budgets.

5. Approving the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis, information circulars, annual reports, offering memorandums, prospectuses and all other disclosure documents.

6. Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.

7. Reviewing and approving the Company's strategic plans, adopting a strategic planning process and monitoring the Company's performance.

8. Reviewing and approving the Company's incentive compensation plans.

9. Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board and establishing a process for monitoring the Board and its directors on an ongoing basis.

10. Appointing committees of the Board, including the Audit and Risk Committee, committees to oversee Board nominations, compensation and corporate governance, if desirable an Advisory Committee (comprised of non-board members) and other Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

11. Nominating the candidates for the Board to the shareholders, based on recommendations from the committee responsible for overseeing Board nominations.

12. Ensuring an appropriate orientation and education program for new directors is provided.

13. Determining whether individual directors meet the requirements for independence under applicable regulatory requirements.

14. Monitoring the ethical conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

15. Ensuring that the directors that are independent of management have the opportunity to meet regularly.

16. Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

17. Appointing and monitoring the performance of senior management, formulating succession plans for senior management and, with the advice of the committee overseeing compensation matters, approving the compensation of senior executive officers.

18. Ensuring policies and processes are in place for identifying principal business risks and opportunities for the Company, addressing the extent to which such risks are acceptable to the Company, and ensuring that appropriate systems are in place to manage risks.

19. Ensuring policies and processes are in place to ensure the integrity of the Company's internal control, financial reporting, and management information systems.

20. Ensuring appropriate policies and processes are in place to ensure the Company's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

21. Exercising direct control during periods of crisis.

22. Serving as a source of advice to senior management, based on directors' particular backgrounds and experience.

23. Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

Ensuring evaluations of the Board and committees are carried out at least annually.

Organization of the Board of Directors

Size: Refer to the articles of the Company.

Independence: The Company intends to monitor best practices recommendations and to fully comply with the corporate governance requirements relating to the composition and independence of board and committee members under applicable legislation and stock exchange rules by the date of the effectiveness of such legislation and rules or earlier and, through the committee responsible for overseeing Board nominations, to identify additional qualified board candidates where required to meet such requirements.

Fees: The Board shall establish guidelines for determining the form and amount of director compensation if any.

Committees: The Company has an Audit and Risk Committee, a Nominating, Governance, Compensation and Leadership Development Committee, and an Environment, Sustainability, Safety and Health Committee (comprised of independent board members). The Company will have such other committees of the Board as may be required from time to time.

Meetings

The Board holds regular meetings and meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. The independent directors also have the opportunity to meet separate from management. Management also communicates informally with members of the Board on a regular basis and solicits the advice of Board members falling within their specific knowledge and experience. Each director shall review all Board meeting materials in advance of each meeting and shall make all reasonable efforts for attendance at all Board and Board Committee meetings.

YOUR VOTE IS IMPORTANT

The Board of Lithium Americas Corp. unanimously
recommends a vote FOR all resolutions.

If you have any questions or require any assistance in executing your Lithium Americas Corp. proxy or voting instruction form, please call our Proxy Solicitation Agent, Morrow Sodali at:

North American Toll-Free Number: 1-888-999-2944

Outside North America, Banks, Brokers and Collect Calls: 1-289-695-3075

Email: assistance@morrowsodali.com

North American Toll-Free Facsimile: 1.877-218-5372

LITHIUM AMERICAS CORP.

300 - 900 West Hastings Street | Vancouver, BC V6C 1E5

P: 778-656-5820

E: info@lithiumamericas.com

Download the latest about Lithium Americas Corp. at www.lithiumamericas.com.

Lithium Americas Corp. is traded on the TSX and the NYSE under the symbol "LAC".